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08003332

82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Old Mutual PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 20 2008 E
THOMSON REUTERS

FILE NO. 82- 04974

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/19/08

GROWING ASSETS

Annual Report and Accounts 20


2007 £279bn
2006 £237bn
2005 £183bn
2004 £140bn
2003 £125bn

OLD MUTUAL

Old Mutual is an international savings and wealth management group focusing on asset gathering and asset management. We are the largest and one of the most trusted financial services brands in South Africa, and operate life and asset management businesses in the USA, Latin America, the UK, Europe, India, China and Australia.

Highlights of the year

- > Excellent investment performance across the Group
- > Total funds under management increased 18% to £279 billion
- > Strong net client cash flows of £23.4 billion, 10% of opening funds under management
- > Group established solid foundations for the future
  - – Nedbank recovery targets met
  - – US Life returned cash to Group
  - – Synergies at Skandia well on track
- > Adjusted operating earnings per share up 12% to 16.9p on an IFRS basis

'ront cover

ohannesburg, South Africa

'handi (aged 9)

'handi would like to have a job ɔoking after animals – but whatever ıer dream, it will be easier to realise vith the education policy her parents ıave taken out for her with Old Mutual.



26°19" S 28°03" E

Cover shows total funds under management for the relevant years ended 31 December. The Skandia figure for 2006 has been restated to exclude the Spanish Vida business sold in 2

In 2007 we focused on driving synergies, resolving legacy issues and building and expanding our capabilities across our international portfolio. I am delighted that during this period of investment we were able to produce a good performance despite the prevailing difficult trading conditions. Particularly pleasing was the continued delivery of outstanding investment performance, which stimulated growth in net client cash flow and, ultimately, funds under management.

Jim Sutcliffe Chief Executive

Who we are

Our vision is to be a premier international savings and wealth management business

What we do

Asset management

The heart of our business is growing our clients' savings and wealth, whether through active and direct asset management, or the selection of funds and managers for our clients to invest in. Our South African and US asset management business model, together with our market-leading Skandia open-architecture model, position us to respond to the growing demand for choice, transparency and flexibility.

Life assurance

Our innovative life assurance product solutions, addressing both protection and retirement savings needs, are developed in our South African business, as well as in our US Life operations.

Banking

Nedbank is one of South Africa's leading bank franchises and serves all levels of the local market. The Group also has banking operations in other countries in Southern Africa and in Sweden. Bancassurance is a key part of our asset gathering strategy.

General insurance

Old Mutual's interest in the general insurance sector is through its majority shareholding in Mutual & Federal, which provides general insurance services to the personal and corporate markets in South Africa, Namibia, Botswana and Zimbabwe.

Well positioned for growth

High-share markets

Southern Africa and Nordic

Our operations in these markets are characterised by strong brands and market shares, and continue to deliver a high contribution to returns. Our focus here is to consolidate our market share by enhancing our product range and increasing customer satisfaction and loyalty.

High-growth markets

USA, UK and Europe

We have a strong position in these markets and their contribution to the business is growing rapidly. Our aim is to increase our market share by the development of innovative products and services and by strong brand differentiation.

High-potential markets

Asia Pacific and Latin America

These are rapidly growing markets where we are sowing the seeds for future returns. They are typically underserved, and we are increasing our footprint by introducing world-class products and building brand awareness.

Group values

Despite our geographic and cultural diversity, we are bound together by our Group values:

Integrity

Act honestly and openly and be trustworthy and consistent in all that we do. Act in accordance with the highest ethical standards.

Respect

Treat others as we would like to be treated – value and learn from the strength of our diversity. Actively listen to others and recognise that everyone has a contribution to make.

Accountability

Take responsibility for the commitment that we make, actions we perform and problems that occur. Accept that we will be judged on these.

Pushing Beyond Boundaries

Strive as individuals, as a team and as an organisation to break new ground and achieve higher levels of performance, reaching to the depth of our abilities.

Where we are


North America
£170.1bn*
Europe and Latin America
£60.6bn*
Asia Pacific
£6.5bn*
Southern Africa
£41.7bn*

*Funds under management

Main areas of operation

Africa
Kenya
Malawi
Namibia
South Africa
Zimbabwe

North America
Bermuda
Canada
USA

Europe and Latin America
Austria
Chile
Colombia
Czech Republic
Denmark
Finland
France
Germany
Hungary
Italy
Mexico
Netherlands
Norway
Poland
Portugal
Spain
Sweden
Switzerland
United Kingdom

Asia Pacific
Australia
China
Hong Kong
India

Chairman's statement



Christopher Collins
Chairman

Overview of 2007

Old Mutual made good progress during 2007, boosting funds under management significantly and integrating the Skandia operations acquired during 2006.

Our adjusted operating earnings per share on an IFRS basis were 16.9p, an increase of 12% over 2006. On behalf of shareholders, I would like to thank everyone around the Group for their hard work in achieving this result.

Dividend

We are recommending a final dividend of 4.55p per share, an increase of 10% over 2006, making a total dividend for the year of 6.85p per share.

Board

Norman Broadhurst is retiring at the Annual General Meeting in May. We are extremely grateful to him for his immense contribution, both as Chairman of the Group Audit and Risk Committee since demutualisation in 1999 and as Senior Independent Director. He will be succeeded as Chairman of the Group Audit and Risk Committee by Richard Pym, who joined the Board as a non-executive director in September 2007, and as Senior Independent Director by Rudi Bogni.

We were also pleased to welcome to the Board during the year Bongani Nqwababa, who is Finance Director of the South African electricity group, Eskom.

Annual General Meeting 2008

Our Annual General Meeting will be held at our offices in London on 8 May 2008. We have a longer agenda this year. It includes proposals for changes to our Articles of Association as a result of the UK Companies Act 2006 and for new employee share schemes to replace those adopted in 1999. I have therefore written to shareholders about the business of the Meeting in the enclosed separate document. This contains the Notice of AGM and explanatory notes.

Future

The relatively benign economic conditions of the past few years have now been replaced by a period of uncertainty. However, with its geographical diversity and strong market positions, Old Mutual is well placed to weather any storms that may lie ahead.

Christopher Collins
Chairman
27 February 2008

Net client cash flows were strong and, coupled with superior investment performance, resulted in growth in funds under management of 18%.

Financial highlights

Adjusted operating profit* (IFRS basis) £m


1,459
1,624
+11%
06
07

Adjusted operating profit (EEV basis) £m


1,687
1,621
-4%
06
07

Net client cash flows £bn


22.3
23.4
+5%
06
07

Funds under management £bn


237
279
+18%
06
07

Adjusted operating earnings per share* (IFRS basis) p


15.1
16.9
+12%
06
07

Adjusted operating earnings per share (EEV basis) p


17.8
17.2
-3%
06
07

Basic earnings per share (IFRS basis) p


17.0
19.2
+13%
06
07

Final dividend p


4.55
+10%
06
07

Wherever the items asterisked in the highlights are used, whether in the Chief Executive's review or the Group Finance Director's report, the following definitions apply:

* For long-term and general insurance business, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, revaluations of put options related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities and fair value (profits)/losses on certain Group debt movements.

Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment (BEE) trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and BEE trusts.

Numbers for currencies other than Sterling are translated at average rate for profit and loss items and at closing rates for year-end balances.

Building a premier international savings and wealth management business

We are building a premier international savings and wealth management business...

1 Gathering assets

Understanding our customers and providing innovative, value-for-money product solutions and services

2 Managing assets

Focused investment capability through an independent boutique model

3 Delivering returns

Constantly striving for top-quartile growth on a sustained basis

by targeting the global trends driving our industry...

- Demographic and economic changes
- Increased demand for transparency, freedom of choice and flexibility
- Active and index asset management differentiation
- Outsourcing

1. Gathering assets



...by recognising demographic and

We operate in a wide range of markets. diversity gives us opportunities and and demographics shift. In many are living longer, with greater The trends affecting our asset gathering

- > Developing economies ... well placed to benefit from the
- > Emerging middle classes in Africa ... of more affluent and investment
- > Baby-boomers in North America ... gradual retirement
- > Global economic growth driving ... longer-term returns
- > In the US, 83% of our assets ... and 83% were ranked above ... the trailing three year period

Shanghai, China

Liying and Tao (aged 2...

Liying and Tao are looking forward ... future together – a future which could be brighter as a result of regular investment in their Old Mutual unit linked savings ...



2. Managing assets

...by providing superior customer service

We realise that there is an abundance [illegible] customers and that they are becoming [illegible] and have more information to inform [illegible] report on service levels, recognising that [illegible] advantage in a world of commoditised [illegible] decentralisation allows each of our businesses [illegible] effectively to local conditions, and we [illegible] our customers with superior service [illegible]. Therefore we must remain aware of [illegible] affecting the way we manage our customers [illegible]

> Strong demand for simplicity, transparency [illegible] in terms of service and product offerings
> Active participation by regulators, leading [illegible] responsibility and clarity from suppliers
> Effective emergence of [illegible] giving consumers great[illegible]



Atlanta, United States

Bradley Jnr. and Snr. (aged 12 and 58)
Bradley Snr. wants to make sure that his family is well protected, so the mortgage-term insurance policy that he has with Old Mutual means he has one less thing to worry about.



3. Delivering returns

...by developing innovative products and

We aim for top-quartile ret
the application of strong pro
investment performance.
being a life assurer to one where
solutions through a range of
Our leading open-architecture pl
flexibility, and gives us the opport
development focus

> Open-architecture
> Lower front-end cha
> Guarantees only whe
> Shift from





Chief Executive's review



Jim Sutcliffe
Chief Executive

Our vision

Our vision is to be a premier international savings and wealth management business. This vision is built on a solid foundation of asset management and asset gathering expertise for which we have a heritage of over 150 years in both South Africa and Sweden.

Our primary objective as a Group is to look after people's money well. Our value proposition is built on offering our customers and their advisers access to top-quartile investment returns and excellent service through business models that offer choice and value for money.

Our strategy

Our strategy is based on growing value through diversified product offerings and operations. Our decentralised operating model allows a quick, relevant and effective response to changing customer needs, as well as industry regulation, at a local level. Centralised capital management and disciplined risk control bind together a powerful set of engines designed to deliver consistent growth for customers and shareholders.

The nature of the savings industry – and the Company's philosophy – is a long-term one. The transformation of the Company from a dominant South African life assurer to an internationally competitive, customer-focused financial services organisation has been a purposeful and thought-through journey that is by no means finished. As we continue along this path, the growing diversity of our business allows us to draw widely on our own experience and transfer solutions from one part of the Group to another, quickly and efficiently.

Following our acquisition of Skandia in 2006, our portfolio of businesses is now well placed to take advantage of four global trends that are shaping financial services markets internationally.

Transparency, choice and flexibility

The first of these is the move to greater choice, transparency and lower costs for customers. More than ever, customers are faced with a wide array of alternative investment products. The power of consumer choice for financial services puts pressure on us to respond appropriately with solutions most relevant to our customers' needs. The purchase of Skandia has given us access to its pioneering and leading open-architecture platform, specifically in the UK, Europe and Latin America, which strategically and technologically provides us with a competitive advantage.

Our strategy is based on disciplined organic and acquisitive growth, building value through diversity.

Changing demographics

These consumer needs are being driven predominantly by a second trend, which is the increasing longevity of many populations and the growing proportion of older people within those populations – the so-called "baby-boomers". Strategies for savings and wealth accumulation are changing globally as customers prepare for different lifestyles resulting from longer retirements. Old Mutual aspires to meet these changing needs and continues to offer new and innovative products to address these requirements.

Shifting investment philosophy

The third trend is the move away from traditional life products towards other investment solutions. Our affiliate model in the United States and our boutique asset management structure in South Africa (which has adopted the US approach) position us well to respond this trend. Increasingly, Old Mutual sees itself as an asset manager – looking after and growing clients' money, whether in the form of life-wrapped or straight investment products. Our experience across all product lines enables us to respond quickly and imaginatively and to manage margins effectively.

Outsourcing

Pressure on margins has reinforced the fourth trend, which is towards outsourcing. The Company has a strategy of "being the best or buying the best". If we are not able to deliver a core service or product at a competitive price, we will either build that capability internally (if that makes economic sense) or outsource the service or product concerned in order to benefit from scale and competence provided by best-of-breed third party suppliers.

Investment performance

These trends, while challenging, provide us with opportunities. Asset gathering and management increasingly depend on solutions that best serve the needs of customers. The essential ingredient that underpins our asset management business, is the delivery of market-beating investment performance. Old Mutual dedicates time and capital to creating environments that encourage and reward performance excellence. The result is positive net client cash flow – in our view the key measure of growth within our industry.

The combined effect of positive net client cash flow and good investment performance is a rise in the level of assets under management. Our business profits are produced as a result of the level of assets under management multiplied by margins on those assets less our expenses.

Our declared strategy when we listed on the London Stock Exchange in 1999 was to diversify our business geographically to avoid over-reliance on any one region. Life sales in Europe now account for 61% of our volumes, while 76% of our funds under management are today located in the United States and the UK. Although earnings are still predominantly generated in South Africa, profit streams from the United States and the UK are beginning to reflect our strategy.

We are not pursuing geographic diversity at any cost and we work constantly to identify those markets that are growing and profitable, and where demographics and the propensity to save are clearly evident.

Our Group strategy is expressed through five main themes that serve to rally our diverse businesses towards our vision of building a premier international savings and wealth management business:

1. Growth in assets

Our growth aspiration is underpinned by a belief that size is not a prerequisite for success, but rather an outcome that is ultimately aimed at benefitting our customers. By growing our assets we aim to be able to provide our customers with the best investment returns, as growth provides a larger base for spreading corporate costs. Our shareholders should also benefit, since greater funds under management allow us to borrow capital more cheaply. Superior investment performance is crucial for achieving strong net client cash flows, which in turn build our funds under management, the cornerstone of our performance metrics.

This sequence becomes the driver of our profit model: profit is generated through revenue (assets times our margins) less expenses. This simple yet effective model is starting to be recognised by analysts as an effective way of understanding the Group. It also keeps our management focused on what we believe our key drivers to be.

Group Executive

In addition to the Chief Executive and the Group Finance Director, there are four other members of the Group Executive, who are shown on the right. The Group Executive meets regularly to address strategic issues, to review the Group's progress against its business plan for the year and to discuss other high-level matters affecting the Group's performance or prospects.

Jim Sutcliffe
Chief Executive
Jonathan Nicholls
Group Finance Director
Rosie Harris
Group Risk Director
Bob Head
Group Director, Southern Africa
Scott Powers
Chief Executive, Old Mutual US
Julian Roberts
Chief Executive, Skandia



Chief Executive's review
continued

Over the past four years we have achieved strong international growth. We are confident that we can continue along this path over the long term by a combination of organic growth and acquisitions in current and new geographies. We have a solid base and strong brands in South Africa and the Nordic region on which to build. In the United Kingdom, Europe and the United States we are building robust and high-growth businesses by applying our strong investment management capabilities.

We are also investing in emerging markets that we believe will become substantial contributors to future growth and in particular are looking to grow our presence in Asia.

2. Business performance

Our shareholders require a fair return for their investment, so we balance growth in assets with a focus on our capital allocation and profitability. Enhancing our business performance also entails improved risk management and a drive to raise individual businesses' performance.

3. Knowledge-sharing

As indicated above, the world in which we operate is characterised by rapid change, both in economic terms and in terms of our customers' needs. We are responding to this by sharing knowledge, technologies and best practice across the Group. This allows our local businesses to adapt quickly to our clients' emerging needs and changes in the local and global environment.

Our Group is well positioned in terms of capabilities in both boutique and proprietary asset management and asset gathering models. It also has expertise in a diverse range of distribution approaches, many of which are reusable in different markets in which we do business.

4. Reputation

Our reputation is built upon our desire to be respected members of the communities in which we live and work. We express this desire through our corporate values, through the way we interact with our customers, investors, regulators, suppliers and each other. This is further supported through our active investment in the upliftment of our communities and care and preservation of our natural environments. These activities take place at a local level where we operate and in many cases actively involve our staff in their personal capacities.

Adjusted operating profit (IFRS basis) 2007 £1,624m*



- Continuing Southern African business 65%
- Europe and Latin America 15%
- USA 15%
- Mutual & Federal 5%

*Including corporate costs

Value of new business 2007 £266m



- Europe and Latin America 50%
- USA 27%
- South Africa 23%



Mindful of our role and responsibilities in the communities in which we do business, we have sharpened our focus on Corporate Responsibility and see this as a key area for further progress during 2008. For example, we launched the Masisizane (helping each other) Trust under the stewardship of Old Mutual South Africa during 2007. The Trust was funded with some of the proceeds of the sale of shares unclaimed after the demutualisation in 1999 and is aimed at supporting small and women-led businesses.

There is increasing interest in the Group's approach to the environment, human rights and social responsibility and it is clear that these factors are starting to play a growing role in our clients' investment decisions. We are putting in place practices and processes to ensure that our product solutions and management activities with respect to these critical environmental issues are relevant and appropriate. We describe our 2007 programme in more detail in the Corporate Responsibility section later in this report.

Locally, we monitor customer satisfaction in our operating businesses to ensure that we are providing proper levels of service. Our products are also regularly assessed to ensure that clients are receiving value for money.

5. Learning

Our business is built on the strength of our staff. We aim to employ, develop and retain the best people available in each of our markets. We invest in our people and particularly focus on building a deep and wide pipeline of management and leadership talent that reflects the diversity of our geographies.

Business performance

Full details of the Group's financial performance during the year are contained in the Group Finance Director's report, which follows, but let me highlight some of the key developments and achievements of the past year.

Old Mutual implemented a programme of investment during 2007 to develop the Group and place the business on a sound footing for future growth. A significant amount was achieved in building scale and market share, and steps were taken to remain at the forefront of innovation and competitive within our markets.

Strong net client cash flow, a key indicator of business performance and a measure being increasingly adopted as a reporting yardstick by the financial services industry, was a feature of each of our businesses in 2007, in particular at US Asset Management.

While mutual fund sales were adversely affected by unfavourable market conditions in the second half, life sales overall were good.

Notwithstanding planned infrastructural investment, tight control on costs continued, leading to an increase in IFRS adjusted operating profit of 11%. Earnings per share grew by 12% and we produced a solid return on equity of 13.2%.

Our end-2008 target of £300 billion in funds under management remains firmly on track, with Group funds under management increasing by 18% to £279 billion during 2007 despite the problems that beset the markets toward the end of the year.

Regional review

Our European businesses showed impressive growth, and 2008 will mark the conclusion of the programme to integrate Skandia. The platform business in the UK continued to go from strength to strength, continuing to attract assets through its well-established Independent Financial Adviser (IFA) network. Skandia Europe and Latin America (ELAM) also benefitted from its portfolio approach designed to share practices across like regions, which resulted in strong unit-linked sales. While the competitive environment in Sweden continued to hamper margins, the latter part of the year saw a positive turnaround in sales. Overall, we believe that, with synergy targets on track, Skandia has been a very successful, value-accretive investment for the Group.

Investment in the retail distribution system, improvements in our retail offering and new marketing initiatives all helped drive sales at Old Mutual South Africa. With a strong stock market in the early part of the year, IFRS adjusted operating profit at this business grew by a healthy 23%. Corporate sales dropped slightly after some large single outflows relating to changing client investment mandates and some hesitancy over the introduction of the new boutique asset management model.

2007 was a milestone year for Nedbank. Management successfully achieved the company's four-year recovery targets in the first half, and established a revitalised working environment through investment in people, culture and values. This has provided Nedbank with a solid foundation on which to sustain its business performance and its credit and expense management in the more difficult trading conditions that are likely to prevail during the current year.

Total funds under management – breakdown by geography

1999	2001	2007
Funds under management £45 billion	Funds under management £143 billion	Funds under management £279 billion



1999		2001		2007	
● Rest of the World	40%	● Rest of the World	23%	● Rest of the World	2%
● Southern Africa	60%	○ Southern Africa	10%	○ Southern Africa	15%
		○ United States	67%	○ United States	61%
				○ Europe	22%

Chief Executive's review
continued

Mutual & Federal (M&F) suffered from a downturn in the underwriting cycle and a reduction in investment income. Although M&F is a solid business, we have stated that it is not core to our asset gathering and asset management strategy in South Africa and, toward the end of 2007 we announced that the Group was in discussions with Royal Bafokeng Holdings to sell Old Mutual's 75% stake in the company. The discussions continue and we hope to conclude them during the course of 2008.

Strong investment performance in the USA again delivered powerful net client cash flow, and asset management earnings grew strongly. Acadian Asset Management led the way, but there were also strong performances from Barrow, Hanley, Mewhinney & Strauss, Dwight Asset Management Company and Rogge Global Partners, and performance fees were particularly good at Campbell. The US Life business enjoyed exceptionally strong variable annuity sales in the second half at its Bermuda business and earnings showed a pleasing increase on the underlying trend in the first half. The US business was cash generative as planned.

Our Asia Pacific businesses continue to reflect the impressive growth of the region. Sales, the value of new business and the level of funds under management have grown strongly, and our increased focus on the region, including the recent establishment of a regional headquarters in Hong Kong, stands us in good stead for the medium term.

Our operating model

Our strategy is executed as near to the customer as possible, but within the guidelines of common Group-wide themes. Our businesses are empowered to decide the products, pricing and distribution options that best meet local customers' needs. They are also encouraged to grow strong local brands where appropriate, but aligned to and endorsed by the Old Mutual brand and its values.

At the centre we identify and facilitate cross-business synergies and knowledge-sharing opportunities and provide a Group-wide framework for governance, capital allocation, risk management, brand and talent management which sets common parameters for the local businesses.

Our values

All our businesses subscribe to the Group values of Integrity, Respect, Accountability and Pushing Beyond Boundaries. These values form the glue that helps to bind the Group together and we also expect all our employees to practise and be judged by these values.

Summary and outlook

During 2007, in conditions that became very challenging during the second half of the year, we focused on building our capabilities across our international portfolio. I am delighted that during this period of investment we were able to produce strong earnings growth. Particularly pleasing was the continued delivery of excellent investment performance across the Group. This stimulated good growth in net client cash flows and funds under management, which will stand us in good stead going forward.

Looking ahead, while currency movements and the continued turbulent state of global markets will have an impact on earnings, diversity in product mix and geography, coupled with our robust capital position and operating momentum in our businesses, give me confidence that we will deliver a resilient performance in 2008.

Jim Sutcliffe
Chief Executive
27 February 2008

Our vision is to be a premier international savings and wealth management business. We are well positioned in attractive markets and, with a sharp focus on delivery, we aim to capitalise on the excellent growth opportunities that lie ahead of us.

Strategy priorities	Actions
Organic growth	> Aim to strengthen investment performance > Keep building distribution channels and relationships > Add ground-breaking product solutions > Continue to develop our leading open-architecture platforms
Reduce expenses	> Benchmark against the best > Reduce the number of capital-intensive products > Re-use skills across the regions and businesses where applicable
Asia Pacific	> Additional opportunities have been identified and expansion plans developed for existing countries in which we do business > Further countries have been identified and market-entry plans developed > A new regional office has been established by the Company in Hong Kong
People	> Accelerate the implementation of the Group-wide management development programme > Share and apply knowledge across the Group
Corporate Responsibility	> Report carbon footprint and aim to reduce this within Group targets

Strong brands worldwide

Our key brands

South Africa

Asset Management

OLD MUTUAL Investment Group

OLD MUTUAL Investment Group | Absolute Return Investments

OLD MUTUAL Investment Group | Alternative Investments

OLD MUTUAL Investment Group | Fixed Income Investments

OLD MUTUAL Investment Group | Property Investments

OLD MUTUAL Investment Group | Macro Strategy Investments

OLD MUTUAL Investment Group | Select Equity Investments

OLD MUTUAL Investment Group | Specialised Finance

OLD MUTUAL Investment Group | Value Equity Investments

MARRIOTT INCOME SPECIALISTS

SYmmETRY multi manager

UMBONO

Life

OLD MUTUAL South Africa

OLD MUTUAL Zimbabwe

OLD MUTUAL Namibia

OLD MUTUAL Kenya

OLD MUTUAL Malawi

Banking

NEDBANK

BoE PRIVATE CLIENTS

General Insurance

MUTUAL&FEDERAL

Europe

Asset Management

OLD MUTUAL FUND MANAGERS

Palladyne asset management

Life

skandia:

Banking

skandia: banken

We have developed a broad range of brands across the world. Some are international, some are local; however all are driven by our Group values of Integrity, Respect, Accountability and Pushing Beyond Boundaries. It is what makes our brands unique and keeps our customers coming back to us.

United States

Asset Management

OLD MUTUAL ASSET MANAGERS

OLD MUTUAL Capital

Ashfield CAPITAL PARTNERS

ACADIAN

Analytic INVESTORS

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

CLAY FINLAY

THE Campbell GROUP LLC

2100 CAPITAL GROUP

Copper Rock CAPITAL PARTNERS

DWIGHT ASSET MANAGEMENT COMPANY

HEITMAN A REAL ESTATE INVESTMENT MANAGEMENT FIRM

ICM

LARCH LANE ADVISORS LLC

LIBERTY RIDGE CAPITAL

Lincluden

PROVIDENT INVESTMENT COUNSEL

Thomson Horstmann & Bryant, Inc.

TS&W Thompson, Siegel & Walmsley LLC INVESTMENT MANAGEMENT

Life

OLD MUTUAL FINANCIAL NETWORK

OLD MUTUAL Bermuda

Asia Pacific and other

Life

OLD MUTUAL | International

skandia : bsam 瑞泰人寿保险有限公司

skandia : intech

kotak® Life Insurance

Group Finance Director's report



Jonathan Nicholls
Group Finance Director

Group results

Group Highlights (£m)	2007	2006	% change
Adjusted operating profit (IFRS basis) (pre-tax)	1,624	1,459	11%
Profit before tax (IFRS)	1,750	1,714	2%
Adjusted operating earnings per share (IFRS basis)	16.9p	15.1p	12%
Basic earnings per share (IFRS basis)	19.2p	17.0p	13%
Adjusted operating profit (EEV basis) (pre-tax)	1,621	1,687	(4%)
Adjusted operating earnings per share (EEV basis)	17.2p	17.8p	(3%)
Basic earnings per ordinary share from continuing operations	18.3p	15.8p	16%
Basic earnings per ordinary share from discontinued operations[1]	0.9p	1.2p	(25%)
Adjusted Group embedded value (£bn)	9.4	8.9	6%
Adjusted Group embedded value per share	173.3p	161.1p[2]	8%
Value of new business	266	253[3]	5%
Present value of new business premiums	13,878	12,185[3,4]	14%
Life assurance sales (APE)	1,760	1,576[3,4]	12%
Unit trust/mutual funds sales	8,268	8,408[3]	(2%)
Net client cash flows (£bn)	23.4	22.3	5%
Funds under management (£bn)	278.9	237.1[5]	18%
Return on equity (%)[6]	13.2%	12.0%	
Return on Embedded Value (%)	13.2%	13.8%	
Full dividend in respect of the financial year 2007	6.85p	6.25p	10%

1 The results of the Group's South African general insurance business, Mutual & Federal, are shown as a discontinued operation in these financial statements. The Group is currently in discussions with the investment group, Royal Bafokeng Holdings (Proprietary) Limited (RBH), which may or may not result in the sale to RBH of a controlling interest in Mutual & Federal.
2 The 2006 comparative has been restated from 157.2p as published at 31 December 2006 to reflect the value of own shares held in Employee Share Ownership Plans (ESOPs).
3 2006 comparatives restated to include acquired Skandia businesses on a pro-forma 12 month basis.
4 Restated due to change in the calculation of US Life APE calculation to align with the value of new business calculation.
5 Restated to exclude Spanish Vida business sold in 2007.
6 Return on equity is calculated using adjusted operating profit after tax and minority interests on an IFRS basis with allowance for accrued coupon payments on the Group's hybrid capital. The average shareholders' equity used in the calculation excludes hybrid capital.

Our results reflect a healthy overall performance from around the Group. Funds under management grew by 18%, with operating profit benefitting from both a better than expected result from our Skandia acquisition and good progress in our other businesses.

Net client cash flows delivered through sustained investment performance

During 2007 the Group's net client cash flows were a very healthy £23.4 billion, representing 9.9% of opening funds under management, with good contributions resulting from business unit investment performance. Our US Asset Management business delivered excellent net inflows of £17.6 billion, while the Skandia businesses achieved £5.3 billion of net inflows. For OMSA, net client cash flows remained a challenge.

Solid sales

In Europe we continued to benefit from being the open-architecture leader in the UK with strong life assurance sales, whilst growth continued in ELAM with excellent unit trust sales. In Nordic, investment in the sales channel led to a turnaround from the decline in Annual Premium Equivalent (APE) sales experienced during the first half of the year. In the second half, sales in that region recovered, resulting in a 3% year-on-year increase overall. In the US, APE sales were up by 47% in US Dollar terms, driven by exceptional growth in Bermuda. South African life sales were 7% higher in Rand terms although 5% lower in Sterling.

Value of new business up 5%

The value of new business (VNB) grew to £266 million, driven by excellent sales in US Life and strong sales in the UK. The APE profit margin increased to 21% for the US Life business, compared with 18% in 2006. The UK APE margin of 10% was sustained during the period and it is expected that this business will meet its 11-12% target in 2008. In Nordic, the APE margin declined mainly due to increased costs from the new Liv-Link agreement, strengthened lapse assumptions, lowered charges and a different business mix, whereas in ELAM we exceeded our margin target. In OMSA, the margin declined slightly from the 2006 result largely due to operating assumptions and the VNB decreased slightly in local currency terms.

IFRS adjusted operating earnings per share 16.9p

In spite of the significant impact of Rand and US Dollar currency depreciation, and the full impact of additional shares issued in relation to the acquisition of Skandia, the Group produced a 12% increase over 2006 in its overall earnings per share.

Assuming constant exchange rates, 2006 adjusted operating EPS would have been 13.1p, with the currency impact being 1.5p and the impact of the increase in issued shares being 0.5p. 2007 EPS increased on this basis by 29%.

Group Highlights (£m)	2007	2006	2006 restated at 2007 rates
Adjusted operating profit			
Africa	1,254	1,118	988
United States	260	264	244
Europe	268	239	239
Other	2	1	1
	1,784	1,622	1,472
Other shareholders' expenses	(41)	(33)	(33)
Finance costs	(119)	(130)	(130)
Adjusted operating profit before tax and minority interests	1,624	1,459	1,309
Tax	(418)	(395)	(354)
Minority interests	(292)	(274)	(247)
Adjusted operating profit after tax and minority interests	914	790	708
Adjusted operating EPS (pence)	16.9	15.1	13.1

Adjusted Embedded Value per share 173.3p

The adjusted Group embedded value (EV) per share was 173.3p and Adjusted Group EV was £9.4 billion at 31 December 2007 (31 December 2006: £8.9 billion). This represents an increase from 161.1p[7] at 31 December 2006. The movement in EV per share has largely been driven by the net impact of profit flows, particularly from non-covered business, strong investment market movements and a slight impact of currency appreciation. The EV per share is after dividend payments and has also been affected by a reduction in the share price of the listed subsidiaries. The share buyback programme to 31 December 2007 increased the EV per share by 0.2p.

7 Following the adjustment for the value of ESOP shares and furthermore allowing for the opening adjustment calculated now as part of the fair value balance sheet exercise, the adjusted Group EV at 1 January 2007 was £8.8 billion and the EV per share at 1 January 2007 was 159.9p.

Return on Equity continued to improve

Return on Equity for the Group improved to 13% from 12%, reflecting the improvement in the earnings run-rate compared to 2006, particularly for OMSA, Nedbank, US Asset Management and the UK. In addition, the long-term investment return improved, partly due to strong investment performance of the shareholders' equity in South Africa.

Group Finance Director's report
continued

Group Highlights

2007 (£m)	Long-term business	Asset Management	Banking	General Insurance	Other
Adjusted operating profit (IFRS basis) (pre-tax)	771	288	636	89	(160)
Adjusted operating profit (EEV basis) (pre-tax)	758	288	636	89	(150)
Profit before tax (IFRS)	822	299	650	82	(103)
Value of new business	266	–	–	–	–
Life assurance sales (APE)	1,760	–	–	–	–
Unit trust/mutual funds sales	–	8,268	–	–	–
Net client cash flows (£bn)	4.4	19.0	–	–	–
Funds under management (£bn)	82.0	193.3	–	–	3.6

2006 (£m)	Long-term business	Asset Management	Banking	General Insurance	Other
Adjusted operating profit (IFRS basis) (pre-tax)	759	236	545	82	(163)
Adjusted operating profit (EEV basis) (pre-tax)	981	236	545	82	(157)
Profit before tax (IFRS)	742	294	555	132	(9)
Value of new business	244	–	–	–	–
Life assurance sales (APE)	1,520	–	–	–	–
Unit trust/mutual funds sales	–	8,408	–	–	–
Net client cash flows (£bn)	5.3	17.0	–	–	–
Funds under management (£bn)	72.8	163.1	–	–	3.5

Robust capital position

The Group's gearing level remains comfortably within our target range, with senior debt gearing at 31 December 2007 of 1.9% (5.9% at 31 December 2006) and total gearing, including hybrid capital, of 20.5% (21.4% at 31 December 2006).

In January 2007, the Group issued €750 million of Lower Tier 2 Preferred Callable Securities, the proceeds of which were used, in part, to finance the repayment of a €400 million senior Eurobond that matured in April 2007.

The Group has continued to develop its Economic Capital programme and a comfortable surplus exists within each of our South African, US and European regions, meaning that the Group is not reliant for its economic solvency on the need to transfer capital between geographies.

The Group is in compliance with the Financial Groups Directive (FGD) capital requirements, which apply to all EU-based financial conglomerates. Our FGD surplus was £1.7 billion at 31 December 2007 and we seek to maintain a FGD surplus of around £750 million to £1 billion.

Capital requirements are set by the Board, while recognising the need to maintain appropriate credit ratings and to meet regulatory requirements at both the Group and local business level.

Other

Our £350 million share buyback programme was announced at the beginning of October 2007 and we have so far repurchased approximately 184 million shares through the London and Johannesburg markets at a total sterling equivalent cost of £282 million.

Holding company cash generation

The table below shows the cash flows of the Old Mutual plc holding company and its satellite holding companies. We believe this provides a clear picture of the cash receipts and payments of the holding companies.

Highlights (£m)		2007		2006
Total net debt at start of period		2,407		1,278
Operational flows				
Operational receipts	868		535	
Operational expenses	(152)		(156)	
Other expenses	(71)	645	–	379
Capital flows				
Capital receipts	69		356	
Acquisitions	(66)		(1,287)	
Organic investment	(220)	(217)	(214)	(1,145)
Debt and equity movements				
Old Mutual plc dividend paid	(333)		(281)	
Share repurchase	(177)		–	
New equity issuance	12		14	
Other movements	57	(441)	(96)	(363)
Total net debt at end of period		2,420		2,407

The Group's Return on Equity improved to 13% from 12%, reflecting an improvement in the earnings run-rate compared to 2006, particularly at OMSA, Nedbank, US Asset Management and the UK.

Total net debt within the holding company at the end of 2006 was £2,407 million. A total of £937 million of operational and capital receipts was received from business units during 2007. £220 million was invested in the businesses and £333 million was used to pay the 2006 final and 2007 interim dividends. In 2007, £177 million was spent on repurchasing shares. Total net debt at the end of 2007 was £2,420 million.

Taxation

The Group's effective IFRS adjusted operating profit tax rate has decreased to 26% from 27% in 2006. This reflects Mutual & Federal paying a lower special dividend in 2007 and reductions in the tax rates in the UK and Germany, partially offset by a changed profit mix in South Africa.

Dividend

The directors of Old Mutual plc are recommending a final dividend of 4.55p per share[8] for the year ended 31 December 2007, to be paid on 30 May 2008. Together with the interim dividend of 2.3p per share paid in November 2007, this makes a total of 6.85p per share for the year, which represents an increase of 10% over 2006. The indicative Rand equivalent of this final dividend[9] is 68.92c, making a total of 103.75c, an increase of 17%. The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and cash flow requirements of Old Mutual's businesses.

8 The record date for this dividend payment is the close of business on Friday, 9 May 2008 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be Friday, 2 May 2008 and on the London Stock Exchange, Tuesday, 6 May 2008. The shares will trade ex-dividend from the opening of business on Monday, 5 May 2008 on the JSE and the Namibian, Zimbabwe and Malawi Stock Exchanges, and from the opening of business on Wednesday, 7 May 2008 on the London Stock Exchange. Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend for all five territories will be determined by the Company using exchange rates prevailing at close of business on Thursday, 17 April 2008 and will be announced by the Company on Friday, 18 April 2008. Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 5 May and Friday, 9 May 2008, both dates inclusive, and transfers between the registers may not take place during that period.

9 Based on rates at 25 February 2008 (R15.1467 = £1).

Value of new business[3]
£m


253
266
06
07
+5%

Return on Equity
%


13.2
07
+10%

Life assurance sales (APE)[3]
£m


1,576
1,760
06
07
+12%

Unit trust/mutual fund sales[3]
£m


8,408
8,268
07
-2%

Comparative information

The reporting format for Old Mutual plc for the 2007 reporting period is as follows:

> All Group comparative reporting information on earnings includes Skandia from the date of acquisition of 1 February 2006 (unless indicated otherwise).
> Within the financial statements the Europe division comparative information is from the date of acquisition of 1 February 2006.
> Where Europe information is shown within the Business Review, this has been adjusted on a pro-forma basis to reflect ownership from 1 January 2006.

Skandia
Investment Life & Pensions
Moneyfacts Awards 2007

Category
Best Online Service

Award
Winner

Europe

Highlights

> Successful launch of Skandia Investment Group

> Nordic sales turnaround in the fourth quarter

> Launch of Selestia Investment Solutions in August 2007: a platform that will enable advisers to offer state-of-the-art financial planning advice to customers

> Launch of the new Skandia green brand visibly identifying Skandia as part of the Old Mutual Group

Funds under management

£60.6bn

Funds under management as percentage of Group

22%

Growth in funds under management

18%

Europe

Old Mutual operates in Europe principally through Skandia, the financial services group acquired in 2006. Through Skandia, Old Mutual has an enlarged footprint in Europe with a strong franchise in many markets, and the potential to grow this further. Old Mutual's European team have responsibility for the Skandia operations in the UK & Offshore division, the Nordic division and the Europe and Latin America division.

Skandia has operations in 20 countries and serves many other markets through its offshore solutions, showing growth in the majority of these. The UK and Sweden are Skandia's principal markets, where a broad range of investment solutions is offered. Skandia is steadily increasing its presence in Continental Europe at the same time as it is experiencing a high degree of activity in its selected growth markets in Asia and Latin America.

Skandia uses the distribution channel judged to be best suited for the markets where it operates. Where there is a viable independent financial advice channel, distribution is primarily through this intermediated route. Skandia also has an in-house sales force in Sweden and Latin America. In the Nordic region Skandia operates SkandiaBanken, a highly successful internet bank that provides a further distribution channel for Skandia's products.

The majority of revenue is currently generated by unit-linked sales in the UK, Nordic and Continental Europe, with mutual funds being dominant in Latin America.

Skandia pioneered open-architecture, whereby a wide range of investment funds run by third-party fund managers can be accessed through its products. To reinforce this model, Skandia has built up an investment management capability that manages relationships with third-party fund managers and packages up investment fund solutions that can be used by advisers and investors. The open-architecture model is increasingly popular with customers and advisers as it gives access to a wide range of third-party funds in addition to Skandia's own funds. For Old Mutual, it is appealing as an investment model as it requires little capital.

Skandia continues to develop the significant talent it has in operating the open-architecture model. In 2007, Skandia Investment Group (SIG) was created as a global investment management function. This function leverages the expertise in all Skandia operations to build multi-manager portfolios, research selected funds and develop structured products. Additionally, SIG is responsible for sourcing third-party funds and agreeing terms with the fund management group in order that Skandia has premier open-architecture fund platforms.

Skandia Cowes Week
Skandia has been title sponsor of Skandia Cowes Week, the world's oldest and largest regatta of its type, since 1995. With over 8,500 competitors, around 100,000 spectators and a media audience of millions, the sponsorship has been an excellent way of promoting the Skandia brand to our target audience. As well as providing significant brand exposure the sponsorship has also been highly successful in delivering on customer relationship-building and employee engagement objectives.




beyond money

UK & Offshore

Skandia UK includes three business units: UK (Skandia Life and Selestia Investment Solutions), Skandia Investment Management (SIML), and Skandia International. With over a million customers and £42 billion of funds under management, Skandia is one of the fastest growing UK savings companies.

Skandia UK focuses on long-term savings. It offers unit-linked investments through an open-architecture fund platform enabling access to over 900 external funds and manager-of-managers solutions developed through SIML. In the UK, it distributes its products via independent financial advisers (IFAs), targeting affluent customers.

Skandia's success in the UK has been framed around a few key attributes: it has established a strong IFA franchise through excellent service and a distinctive proposition; it has excelled in the high-growth open-architecture segment of the UK market and it has consistently brought innovative ideas to market. In 2007, Skandia developed a new investment platform, Selestia Investment Solutions, and in doing so, has continued to set the industry standard in the UK savings market.

Skandia Life (SLAC)

Business profile

SLAC is the core of Skandia UK, accounting for approximately 45% (£19 billion) of Skandia UK's £42 billion of funds under management. SLAC operates in three product segments: pensions, investment bonds, and protection. Pensions and investment bonds comprise 97% of SLAC's sales on an APE basis.

Pensions

SLAC provides a range of pensions to meet the retirement-planning needs of individuals, employers and trustees, and also distributes a self-invested personal pension (SIPP). All of its pension products offer wide investment choice in funds, on a unit-linked basis. 80% of client assets are invested with third-party fund managers and 20% with Skandia's own manager-of-managers solutions. Approximately £10.5 billion is invested in pensions.

Investment Bonds

SLAC's MultiBond range comprises single premium investments which are tax-efficient for certain consumer segments. They provide unit-linked investments with the opportunity to make tax-efficient withdrawals of capital.

Protection

Skandia has decided not to participate in the mass-market, price-driven protection market, and instead offers solutions for the premium protection market. In this market, Skandia offers two main solutions: unit-linked whole life and critical illness cover. Average premium sizes are high and Skandia has a significant market share in these segments. Typical customers include the self-employed and entrepreneurs and also clients seeking protection linked to efficient inheritance tax solutions. Protection accounts for approximately 3% of SLAC's APE sales.

Selestia Investment Solutions

Business profile

Selestia Investment Solutions is the newly developed investment platform (often referred to as a fund supermarket) that combines the reputation and strengths of the Selestia business (owned by Old Mutual prior to the Skandia acquisition) and Skandia's MultiFUNDS platform. The investment platform gives advisers and their customers access to Individual Savings Accounts (ISA), PEP and Collective Investment Accounts, which are provided by Skandia MultiFUNDS Limited, Collective Retirement Accounts and Collective Investment Bonds which are provided by Selestia Life & Pensions Limited and an Offshore Collective Investment Bond, distributed by Skandia MultiFUNDS Limited for Old Mutual International (Guernsey) Limited.

Selestia Investment Solutions offers a choice of over 900 funds from third party fund managers and from a suite of in-house manager-of-managers funds. It achieved solid performance in 2007, with net client cash flows of £1.4 billion. Growth was driven by a record ISA season, increased use of platforms across the industry and Skandia's strong proposition in e-commerce solutions. Platforms are increasingly core to advisers' business models and Selestia Investment Solutions is well placed to benefit from this transformation of the UK financial services industry.

Once the Selestia Investment Solutions platform has been completed, the Skandia MultiFUNDS business will be migrated on to the new platform. This is expected to be in the second half of 2008. In the interim, Skandia MultiFUNDS remains a stand-alone offer, primarily for existing customers.

Skandia
International Investment – International Fund and Product Awards 2007

Category
Best Commitment to Service

Award
Winner

Group Finance Director's report

continued

Skandia Investment Management (SIML)

Business profile

SIML is a dynamic asset management company focused on providing innovative multi-manager funds to professional intermediaries. These leverage the investment research capability by creating "blended" solutions of third-party managers with different styles and processes. Since SIML's launch in March 2003, funds under management have grown from around £750 million (including funds held on behalf of other Group companies) to £5.1 billion. The number of funds has expanded from ten to 42 within four years, leading to greater diversification and appeal to a wider client base.

The key to success has been innovation and fund quality. Since 2003, the business has been at the forefront of the UK fund management industry, introducing a number of innovative new funds to the market that have proven popular with advisers and investors. This focus on advisers and their clients has led Skandia to be named Best MultiManager at the prestigious Money Marketing Awards 2007 for the third consecutive year.

With the launch of the Global Best Ideas Fund in 2006, SIML's fund proposition has been taken to a new level. The funds, which are run by ten of the industry's best fund managers, who each select their ten best stock ideas, have continued to be positively received by the marketplace. In 2007, the launch of the UK Strategic Best Ideas Fund, which allows managers to benefit from both rising and falling share prices, was also well received.

SIML continues to work closely with advisers to stay at the forefront of the multi-manager industry and continues to explore further opportunities, particularly within the Best Ideas concept, to deliver innovative investment solutions to the market.

Skandia International

Business profile

Skandia International includes Royal Skandia, based in the Isle of Man, Skandia Life Ireland based in Dublin, Skandia Leben in Liechtenstein and Old Mutual International based in Guernsey.

Operating across the borders of over 20 countries, Skandia International is the offshore and cross-border function for the Skandia Group. Skandia International creates real value for Old Mutual, with 2007 results exceeding expectations. Significant growth during 2007 resulted in funds under management exceeding £12 billion by the year end.

The business has high growth potential and achieves better margins than domestic UK businesses. There is also further growth potential for this business through improved co-operation with Skandia's operations across Europe and the Nordic region and, longer term, across the wider Old Mutual Group.

Royal Skandia, based in the Isle of Man, provides products that allow UK and non-UK investors to enjoy tax-free growth. The Isle of Man is a leading offshore investment location with valuable client protection through tight regulation and policyholder compensation provision. Skandia Life International division also provides products into the Finnish domestic market.

In line with all Skandia UK products, the International range offers multi-manager choice and flexibility, with access to a range of funds run by third-party managers and through SIML. The flexibility of products and services enables clients not only to invest in virtually any fund in the market, but also via different currencies and trust arrangements.

Bankhall

Bankhall is a stand-alone business that reports into Skandia UK. It provides support services to directly-regulated financial advisers. The Compliance Consultancy element of the proposition is designed to deliver support to these advisers to meet ever-changing regulatory requirements. Business Development Support, a business-to-business web-based portal, assists advisers to achieve profitable business growth. Bankhall has a clear model to demonstrate the value it provides for the advisers it serves, and this has enabled it to maintain a market-leading position and to improve its profitability during 2007.


Skandia
przerzuć się
na zysk
z Multiportfelem

As sponsor of the Tour de Pologne, Poland's largest cycling event, Skandia's campaign promoted a new communication style based on the association of savings and investment with cycling. The main slogan in Polish expressed a connection to changing gear. The campaign was well received in the Polish market and the Skandia brand was further strengthened thanks to strong public recognition of this cycling event.

Performance during 2007

Highlights (£m)	2007	Pro forma[1] 2006	% change
IFRS adjusted operating profit (pre-tax)[2]	**173**	134	29%
EV adjusted operating profit (covered business) (pre-tax)	**266**	226	18%
Life assurance sales (APE)	**740**	646	15%
UK life assurance sales (APE)	**468**	396	18%
Unit trust sales	**2,275**	3,227	(30%)
Value of new business (post-tax)	**77**	65	18%
New business margin (post-tax)	**10%**	10%	
Present value of new business premiums	**6,297**	5,350	18%
Net client cash flows (£bn)	**3.9**	4.9	(20%)
Funds under management (£bn)	**41.9**	36.0	16%

1 The 2006 numbers are stated on a pro-forma basis assuming ownership for 12 months rather than 11 months and have been restated to include the results of Old Mutual International.

2 From 2007 the treatment of Selestia deferred fee income has been harmonised with Skandia MultiFUNDS, reducing the 2007 result. The impact of policyholder tax has been smoothed from 2007.

Positive net client cash flows and strong growth in funds under management

Net client cash flows were £3.9 billion for the year, representing 11% of opening funds under management. While net client cash flows were down on 2006, they remained strongly positive, with 2006 being inflated by the post-A-Day effect and the exceptional institutional mutual fund business mentioned below. Good inflows, combined with favourable market movements during the first half of the year, drove an increase in funds under management during 2007 as a whole. In the second half, growth was constrained by volatile markets which affected investment performance and investor sentiment. This was partially offset by continued positive net client cash flows.

Pension sales higher

The increase in life assurance sales APE for 2007 was largely driven by UK pensions. Single premiums were the key driver, with sales of both Selestia's Collective Retirement Account and Skandia's Monocharge pension up by over 25%.

International business increased in the year, benefitting from strong portfolio bond sales into the UK in the first half and single premium business in Latin America and the Far East. A tail-off in offshore institutional short-term business following a tax change in the UK Budget was offset by higher regular premium business in the latter part of the year. Although this business has experienced increased competition, we believe the offshore market has good potential for growth.

Unit trust performance impacted by revised business mix

Although the year started very positively, the latter part of 2007 reflected the influence of increased uncertainty and volatility in equity markets. Unit trust sales were 30% down on 2006. This is largely accounted for by the low-margin institutional mutual fund business being significantly down in the year, with no recurrence of the exceptional business volumes experienced in the third quarter of 2006. The year concluded with Selestia Investment Solutions, our new market-leading open-architecture platform, experiencing increasing volumes and providing a solid base for future growth.

Strong growth in IFRS adjusted operating profit

IFRS adjusted operating profit increased by 29% to £173 million for the year. The improvement was driven by a significantly higher level of funds under management throughout the year as a result of positive net client cash flows being sustained well into 2007 as well as improved rebate terms. The effect of both of these factors was a rise in asset-based fees. In addition, there was a positive impact from growth in investment income. Both revenue and cost benefits continue to be derived from increased scale and synergies.

Higher EV adjusted operating profit (covered business)

EV adjusted operating profit before tax increased by 18% to £266 million. The value of new business improved 18% to £77 million. Expense synergies and improved mix across the business helped sustain the new business margin of 10%, with sales of single premium pensions being especially strong.

The EV adjusted operating profit includes £43 million post-tax of positive impact from operating assumption changes, largely due to a reduction in corporation tax assumptions from 30% to 28%. Operating experience for persistency and expenditure continued in line with expectations. Modest offsetting revisions were required, with positive impacts arising from improvement in the allowance for fee income following continuous commercial negotiations and increasing purchasing power.

Skandia
International Investment – International Fund and Product Awards 2007

Category
Best International Life Product Range

Award
Winner

Group Finance Director's report

continued

Further innovative investment solutions

Skandia Investment Management (SIML)'s unconstrained *Best Ideas* range was expanded in September 2007 with the launch of *UK Strategic Best Ideas*. *UK Strategic Best Ideas* is the first multi-manager UK UCITS III fund to use long and short equity positions, and has gathered over £90 million in assets since its launch, despite the difficult market environment.

Skandia's risk-focused multi-manager funds have delivered strong absolute returns, typically with volatility far lower than that of its peers and, consequently, the majority of these funds have delivered better risk-adjusted returns.

Continued progress with integration activity

Integration activities remain on target to deliver the committed savings as well as providing significant revenue potential. The Selestia Investment Solutions platform was launched in August 2007, and its full benefits will flow through following migration of Skandia MultiFUNDS investors on to the new platform in the second half of 2008. We launched the Skandia Investment Group during the course of the year. This brings sharper focus and energy to investment product manufacturing and strengthens our multi-manager business in a rapidly growing industry. It also improves revenue for divisions and shareholders through broadened and strengthened investment products and greater leverage of buying power with fund groups.

Market environment and outlook

Following regulatory changes in April 2006 designed to simplify the UK pensions regime (A-Day), the pensions market grew strongly during the first half of 2007, and was dominated by single premium transfers, an area of the market where Skandia is dominant. Sales did, however, slow in the second half of the year as the A-Day effect began to unwind.

Industry sales growth is likely to be more modest in 2008 as investor confidence continues to be affected by volatile equity markets. In addition, competition is intensifying as traditional players build their own open-architecture offerings. This is especially evident in the new partnerships that are being formed between fund platforms and traditional life companies. Looking forward, Skandia should marginally outperform the UK industry through its strong IFA franchise and multi-manager proposition.

Skandia responded positively to the FSA's review of the retail distribution market, supporting the proposal that there should be two types of distribution: an "advice channel" and a "no-advice channel". Skandia has also supported the concept of "customer-agreed remuneration" and has suggested that individuals interfacing with consumers should have appropriate qualifications and be members of appropriate professional bodies that require commitment to a code of ethics.

The Pre-Budget Report of October 2007 proposed a reduction in UK capital gains tax (CGT) to 18% for unit trust investments, without a similar reduction in CGT for insurance bonds. Investment bonds will continue to be tax-advantageous for certain consumer segments and there will continue to be demand for such solutions. However, total bond demand is likely to soften and we have already seen a material reduction in bond sales since November 2007. It is likely that such demand will switch towards collective investments, outside an insurance tax-wrapper, where it should be noted that Skandia UK has a market-leading position, albeit with lower margins than for investment bonds.

Skandia International's business is geographically diversified, with sales in Europe, the Middle East, the Far East, Africa and Latin America, as well as in the UK. Historically, non-UK business has been sourced predominantly from English-speaking expatriates, with some local nationals on a selective basis. Expatriate business is expected to continue, with higher growth from local nationals as economies develop and Skandia becomes an increasingly "local" brand.

Risk management

Skandia UK's risk framework is common across all its business units. Risks are considered in the context of our business plan and are managed in accordance with Old Mutual Group's risk governance principles, which are described in more detail in the Directors' Report on Corporate Governance and Other Matters later in this document.


Skandia
Skulle du välja Skandia om du fick 1,7 miljoner mer i pension?

Skandia, Sweden
Swedish campaign to promote our pension offering, the translation reads: Would you choose Skandia if you received SEK1.7 million more in pension capital?

Nordic

Skandia has operated in the Swedish market for over 150 years and its Swedish business offers a full set of financial products. Skandia and its mutual subsidiary, Skandia Liv, hold a leading position in the local life assurance market measured by new business, with a combined customer base of 1.9 million customers in their Nordic operations. We also have a growing unit-linked and life business, as well as a healthcare business, in Denmark. In Norway, we have a successful banking operation and also offer healthcare products. With a full range of product offerings – traditional life, unit-linked, banking, financial advisory, mutual funds and healthcare – we are well positioned in a growing savings market.

Business profile

Our vision is to have the most satisfied customers and to be the leading savings provider in the long-term savings market. The key challenge going forward is to build an offering that provides both end customers and distributors with advisory tools and top quality advice, innovative products, top-quartile returns and the market's best client service. The integration between Skandia, Skandia Liv and SkandiaBanken has continued during 2007. There are strong potential synergies in terms of scale, brand, cross-selling and administration. Skandia's products are widely distributed in Sweden, with sales through IFAs, brokers, its own sales force and online via the internet. During the coming years we will be improving and developing our customer interface, enriching our product offering and making our products available to customers via different channels.

Swedes are avid savers and 31% of net savings are invested in unit-linked products. Corporate pensions are the dominant segment of the Swedish life market, a sector where Skandia has traditionally been very strong. However, the corporate market is changing, with pressure on prices and collective agreement procurements which we have to take into consideration when we develop our strategies to increase sales in this segment. Strategies are in place to increase new sales in the private segment as well. Especially within unit-linked, we have seen mounting competition from online product providers, among others.

Skandia Liv offers life and pension insurance in the traditional life market. The company is a wholly-owned subsidiary of Skandia, but is a mutual company. It operates within a strict local legal framework that does not provide its holding company with power to control it in such a way as to access the benefits usually associated with share ownership (which instead accrue to Skandia Liv's policyholders). Consequently, Skandia Liv is not consolidated in the Group's accounts.

Unit-linked

Within unit-linked, Skandia offers a wide range of funds in various classes and with varying risk profiles. Funds, including those offered by Skandia's own fund companies, are managed externally and managers are selected and monitored using our unique evaluation process. In 2007, in order to be more responsive to client needs, we offered new investment opportunities which followed a more streamlined evaluation process. Client funds in the Nordic unit-linked business amounted to SEK96.8 billion at the end of 2007, of which 82% was invested in equities. We will continue to work with new investment portfolio products during 2008. During 2007 the Swedish unit-linked business received an award for the best three-year fund returns of all Swedish unit-linked companies. The Danish unit-linked business has had the best fund returns of all unit-linked companies in Denmark eight quarters in a row.

Traditional life

As the market's largest life company, Skandia Liv is active in both the private and occupational pensions segments of the Swedish traditional life market. Skandia Liv provides insurance products with a security profile featuring long-term savings with a guaranteed yield plus protection coverage. Traditional life products are an important part of the integrated product offering in the Swedish market. Skandia Liv has one of the highest solvency levels of any life company in the Swedish market. At 31 December 2007, this was 179% and funds under management amounted to SEK303 billion. During 2007 Skandia Liv was ranked top traditional life assurer by independent Swedish consultants and distributors.

SkandiaBanken
InternetWorld Magazine

Category
Best Internet Bank 2007

Award
Winner

Group Finance Director's report
continued

Mutual funds

Skandia also offers mutual fund products via its banking subsidiary, SkandiaBanken. Skandia Fund Products' offering is accessible for unit-linked savings, direct savings, individual pension savings via SkandiaBanken and for premium pension savings via the national PremiePensionMyndigheten (PPM) system. Individuals decide personally how they wish their money to be managed by choosing from PPM's range of funds.

Banking

From having been a niche player in the Nordic banking market, SkandiaBanken is now established as a full-range online bank and is well positioned to take advantage of the growing demand for direct self-service solutions in the Nordic savings market. Its focus is to sell the division's non-insurance products and hence strengthen the offering to small enterprises and private individuals. The bank also serves as Nordic's direct distribution channel, targeting self-service clients with a full range of savings products through a new online platform. The bank has won several awards in Norway and Sweden for its outstanding service. During 2007 the savings offering was strengthened by widening the fund range and introducing discounted share trading. This was a major shift in strategic direction from a mortgage bank dependent on the capital market to a bank focused on long-term finance and day-to-day transactions.

Private Healthcare

Skandia offers companies and their employees private healthcare solutions as an adjunct to the national healthcare systems. Interest in complementary and alternative solutions to national healthcare systems remains great in the Nordic countries. However, competition in this area has intensified considerably. The healthcare business in Skandia is also a powerful support business to the unit-linked and traditional life business in Sweden and Denmark, adding value to the pension scheme products and also providing an opening to further business.

Performance during 2007

Highlights (SEKm)	2007	Pro forma[1] 2006	% change
IFRS adjusted operating profit (pre-tax)	874	1,075	(19%)
EV adjusted operating profit (covered business) (pre-tax)	700	1,589	(56%)
Life assurance sales (APE)	1,992	1,942	3%
Mutual funds sales	3,474	2,940	18%
Value of new business (post-tax)	254	529	(52%)
New business margin (post-tax)	13%	27%	
Present value of new business premiums	8,700	9,675	(10%)
Net client cash flows (SEK bn)	2.7	3.5	(23%)
Funds under management (SEK bn)	116.7	107.1	9%

1 The 2006 numbers are a pro-forma result assuming ownership for 12 months rather than 11 months.

Strong market performance contributed to funds under management

Funds under management increased to SEK116.7 billion due to solid investment performance and continued positive net client cash flows. Volatile equity markets during the latter part of 2007 slowed asset growth, but closing funds under management were still up by 9% compared to 2006.

Sales performance improving

Life sales on an APE basis exceeded the prior year by 3%. The negative sales trend experienced in the first half of 2007 was finally reversed in the third quarter and continued to improve significantly during the fourth quarter with a consequent turnaround in market share. The unit-linked business in Denmark also contributed to this turnaround with a strong sales performance. The improvement achieved in Sweden was the result of broadening the product and fund ranges and a refocus of our sales initiatives through our tied sales force (up 47% comparing the fourth quarter of 2007 to the fourth quarter of 2006) and the broker channel (up 15% comparing the fourth quarter of 2007 to the fourth quarter of 2006). The tied sales force performance was driven by a greater focus on unit-linked products. From 1 February 2007 the tax advantages of the Swedish *Kapitalpension* product were removed following a change in regulations. This negatively impacted sales as *Kapitalpension* products accounted for 10% of sales in 2006.

Margins under pressure in the short term

Life new business margin was down from an exceptional 27% in 2006 to 13% in 2007. The decline can be attributed to a change in arrangements between Skandia AB and Skandia Liv (the Liv-Link agreement), the strengthened lapse assumptions, lowered charges (due to market competition), and a change in business mix in Sweden, particularly since *Kapitalpension* product tax advantages were removed.

In the medium term, the new business margin is expected to improve to reach the high teens. This will be achieved through continued growth in sales leading to economies of scale, product development and the introduction of a new more cost-efficient IT platform and other expense-led initiatives. During 2007, investment in IT commenced with the development of the new *Investment Portfolio* system, which enables an enhanced product offering.

Underlying IFRS adjusted operating profit solid

IFRS adjusted operating profit decreased by 19% for the year primarily due to the introduction of the Liv-Link agreement, which deals with the administration and distribution costs associated with jointly-marketed products.

EV adjusted operating profit impacted by market pressure

EV adjusted operating profit was down 56% on 2006 mainly driven by a net negative effect from assumption changes and recalibration of risk margin of SEK735 million in 2007. There was strong price pressure in the Swedish market and, in order to adapt to market conditions, fees were reduced for "tick-the-box" collective agreements and tendered corporate business during 2007. Persistency assumptions have also been strengthened, offset by capitalisation of future waiver of premium business profits, which was previously not valued. The drop in value of new business was another cause of the lower EV adjusted operating profit in 2007 compared to 2006.

Continued growth in banking business and increased focus

Both deposit and loan books at SkandiaBanken continued to increase in 2007. The growth in loans has slowed down, but the net interest margin was maintained at prior-year levels, despite stiff competition. Lending increased to SEK52.7 billion, up 20% on 2006, mainly due to good growth in Norway in both mortgage lending and car financing. The number of customers increased by 3% over 2006. SkandiaBanken's operating profit for 2007 was SEK191 million, 31% higher than 2006.

During 2007, SkandiaBanken started a major shift in strategic direction to focus on a broader range of long-term savings and client offerings. In October we announced the sale of SkandiaBanken Bilfinans, the vehicle finance business, to DnB NOR. The total book profit expected to be realised is SEK1 billion. The Danish banking operations were also sold during the third quarter of 2007 to strengthen profitability and to bring focus to the remaining businesses.

ELAM, Austria
FONDS Professionell Service Award

Category
Service

Award
3rd Place

Group Finance Director's report
continued

Putting the business on a sound footing for the future

The focus during the year was on improving operational efficiency and marketing activities and these efforts will be continuing in 2008. The investment programme and restructuring activities within Nordic reduced IFRS adjusted operating profit for the year by SEK81 million. However, we strengthened the savings offering during 2007 by widening the fund range of both Skandia AB and SkandiaBanken. The unit-linked products have been improved, with several new product offerings introduced during 2007 and further improvement underway.

Market environment and outlook

The Nordic economic environment was turbulent during the year, with increased inflation rates and a volatile equity market that delivered a negative performance in 2007. During the year, interest rates increased, albeit from low levels. This environment helped increase volumes in the banking business, but at the same time also increased pressure on interest margins.

In future years, the Nordic savings market is likely to be affected by a number of legislative changes that will affect tax neutrality between savings with and without an insurance wrapper, transfer rights, market competition and collective pensions agreements. The new pensions agreement is likely to bring an increased level of uncertainty about further development of the corporate segment among brokers, employers and insurance companies. However, with a full range of product offerings – traditional life, unit-linked, banking, financial advisory, mutual funds and healthcare – Skandia Nordic is well positioned to respond to any changes that do come about.

There is a growing need for intelligent savings solutions in the Nordic savings market. With the introduction of a new state pension (PPM) in 1999 as a starting point, public social security systems are now gradually changing. There is also a continuing trend to reduce the positive tax discrimination of insurances thereby reducing the incentive to save through insurance vehicles. These tax incentives have been a critical component in the private product offering. Transfer rights will be reinstated on the Swedish market on 1 May 2008, which will also impact the existing business, both in the private and corporate segment.

In 2006 a new ITP agreement was finalised, resulting in a pure 'tick-the-box' solution. The ITP agreement is a collective agreement for corporate pension savings for white-collar workers and includes approximately 700,000 salaried employees within the private sector. Strong focus on price pressure and collectively agreed solutions from the labour market parties in designing the new agreement have led to exclusion of all financial advisory services from external parties such as brokers or other advisers. Brokers and insurance providers are looking to shift their attention to solutions outside the collective agreements. Fierce competition, resulting from these changes is forcing Swedish brokers to shift their focus to individuals and investment returns. Brokers will now refocus on the individual segment with a more holistic advisory approach and strengthen their presence within small and medium-sized companies. To succeed, brokers are demanding improved advisory tools, with a core focus on financial allocation and expanded investment product ranges from insurance companies.

Skandia will strengthen its position with a strong investment offering aimed at delivering market-leading returns. These will be offered both with and without an insurance wrapper for individuals through direct, advised external and internal channels. Within the corporate segment an alternative to the collective agreements targeting corporate clients is key to success. This offering will consist of life assurance, health insurance and transaction services, among other things. The increased focus on savings, investment returns and open architecture gives Skandia an excellent opportunity to capitalise further on its banking platform to target the individual market.


Egal wie sich
Ihr Leben ändert.
Ihre Vorsorge
macht mit.
Skandia

Skandia Life Time, Austria
Campaign promoting Skandia's new flagship product within our unit-linked offering in Austria. The main characteristic of "Skandia Life Time" is its flexibility where different elements of the policy can be adapted according to various stages of the customer's life.

Individuals in Nordic countries are mature internet users compared to most other European countries. Since the end of the 1990s, Nordic countries have been at the forefront of internet usage and in 2007 the trend was stronger than ever, with the number of services being placed on the internet increasing. Skandia's bank platform will pave the way for Skandia Nordic to offer products with and without an insurance wrapper both direct and to brokers and is thus a key component in Skandia Nordic's future success.

The increasing demand for advice and self-directed solutions, combined with strong growth in the individual market, are the major business opportunities that Skandia Nordic will focus on in the coming years. This approach includes a transition from the current position as a product supplier mainly offering insurance products to becoming a financial solutions provider.

The key focus going forward is building an offering which provides both end customers and distributors with advisory tools and top quality advice, innovative products, top-quartile returns and the market's best client service. There are strong synergies in terms of scale, brand and cross-selling and administration. The second half of 2007 marked a watershed for Skandia Nordic, particularly in Sweden, with renewed optimism founded on the appointment of a new Chief Executive, Bertie Hult, sales increases, product launches and much improved relations with Skandia Liv, the media and customers.

Risk management

Financial market risk

The unit-linked business model transfers most of the financial market risk to the policyholder and guarantees are low. However, the risks for Skandia consist of lower asset-based fees, lower retrocessions and lower new sales due to market sentiment. One way of managing this risk has been the introduction of the new commission model that is designed to reward policy persistency.

Europe and Latin America (ELAM)

Our Europe and Latin America division (ELAM) is a high-growth business providing market-leading long-term savings products, both unit-linked and mutual funds, through open-architecture platforms. We continue to implement our strategy as we focus on growing each business to scale and increased profit in the 13 markets in which we operate. Our approach is one of strong local focus, while benefitting from the combined scale of the Old Mutual Group, through cost containment and revenue-enhancing activities.

Business profile

ELAM has operations in ten European countries (Germany, Austria, Italy, Spain, Switzerland, France, Poland, Portugal, the Czech Republic and Hungary) and three Latin American countries (Colombia, Mexico and Chile), while our portfolio also includes two asset management businesses, Palladyne (which operates in the Netherlands and the Middle East and North Africa regions) and Skandia Global Funds (which operates in Asia, Latin America and Europe).

We are a niche player in the long-term savings market in these countries and our positioning is based on service levels and innovation.

The entrepreneurial approach and leadership style has seen the business achieve strong growth since start-up in the late 1990s, with increased momentum over the last four years. Our businesses are in different phases of maturity, from true start-ups (Portugal and Chile) to more mature businesses (Germany and Colombia). The management challenges are therefore diverse and reflect the needs and environments of each business.

In Europe there is a strong dominance of unit-linked life products distributed via IFAs as well as via sales organisations and networks, while in Latin America most of the business is focused on individual and corporate pension savings, distributed via Skandia's tied financial planners. We follow a segmentation approach to distribution, understanding that each of these distribution channels has different needs, objectives and drivers.

Our client base consists largely of mid-to-high income retail clients in various life stages who are saving on a long-term basis. In addition, we also have a base of corporate clients through our pensions business. Our aim is to focus continuously on understanding our client base in order to provide products that fit its needs.

ELAM, Spain
Expansion's Fund Portfolio competition

Category
Fund Portfolio Management

Award
First place in the two categories
Aggressive and Conservative

Group Finance Director's report
continued

Unit-linked

Our product offerings include a wide range of funds in various asset classes. All funds are managed externally, with managers selected and their performance tracked by Skandia, using our "4P" (Philosophy, Process, People, Performance) process. We provide asset allocation through our managed funds in line with clients' risk profiles.

Unit-linked is sold both as regular premium products with optional top-ups (for example in Austria, Germany and Poland) and as single premium products (for example in France and Italy), based on demand factors. Regular premium products create a steady flow of lower-value premium amounts with a high embedded value, while single premium products create larger, albeit more volatile, net client cash flows.

Mutual funds

The mutual funds business is similar in approach to the unit-linked business, with product development undertaken Skandia and fund management occurring externally. The mutual funds business includes long-term pension business, which is similar to unit-linked in principle, but without an insurance wrapper. In addition, we offer medium-term savings products to complement the offering.

Performance during 2007

Highlights (€m)	2007	Pro forma[1] 2006	% change
IFRS adjusted operating profit (pre-tax)	**43**	42	2%
EV adjusted operating profit (covered business) (pre-tax)	**48**	121	(60%)
Life assurance sales (APE)	**276**	252	10%
Mutual fund sales	**3,071**	2,188	40%
Value of new business (post-tax)	**54**	52	4%
New business margin (post-tax)	**20%**	21%	
Present value of new business premiums	**2,139**	2,062	4%
Net client cash flows (€bn)	**1.8**	1.7	6%
Funds under management (€bn)	**13.0**	10.8	20%

1 The 2006 numbers are restated on a pro-forma basis assuming ownership for 12 months and exclude the Skandia Vida business sold in 2007, except EV adjusted operating profit, which includes Vida.

Funds under management growing significantly

Net client cash flows during the year represented 17% of opening funds under management, or 23% of opening funds under management when adjusted for the divestiture of the Spanish institutional business, reflecting the continued growth of the business. Market movements for ELAM were positive for the first six months of the year, but experienced a downturn in the second half of the year following market trends across the world, to end the year broadly flat. Despite the market volatility created by the sub-prime mortgage crisis and credit crunch, as well as the closure of the Spanish institutional asset management business (which resulted in a €0.6 billion reduction in net client cash flows against 2006), funds under management increased 20% from the start of the year as a result of strong inflows.

Continuing growth in life sales (APE)

2007 was generally a tougher year for sales than 2006 in the majority of the ELAM countries. In many of the markets, unit-linked sales slowed down, recording negative net cash flows, and the tax-driven incentives which positively impacted some of the markets in 2006 were not repeated in 2007. Life sales on an APE basis rose 10% over the prior year, with strong growth in regular premium sales in Central Europe, partially offset by lower single premium sales in Southern Europe. Overall, we are satisfied with the progress that the business made in the ELAM territories, with increased market share evident in the majority of instances.

Mutual fund sales up strongly and margins improved

Mutual fund sales were up 40% over 2006, with strong contributions from our discretionary asset manager, Skandia Global Funds, and from Palladyne. Our Latin American pensions business performed well, supplemented by strong institutional inflows. Average margins on mutual fund business improved as funds placed in the low-margin institutional asset management business in Spain were replaced by funds in the higher margin discretionary asset management and long-term businesses. This led to a significantly improved adjusted operating result for the mutual fund portion of the business.

Value of new business increasing with profit margins exceeding the target range at 20%

The value of new business for the year was up slightly against the prior year. The post-tax new business margin of 20% achieved for the year exceeded the medium-term target range of 16-18%. During 2007, we reduced our margins on key products to maintain our competitive position and we expect that pricing pressure will continue in the future.


gps
Skandia Green Business Lounge,
una oportunidad para relacionarse con su cliente

Skandia Green, Colombia
This internal advert to our tied sales force relates to the launch of the innovative investment product Skandia Green in Colombia. It encourages the sales force to bring their clients to the "Skandia Green Lounge" in Skandia's office in Bogotá in order to present them the new product in an exclusive and green environment.

Continued strong underlying adjusted operating profit result

IFRS adjusted operating profit was in line with 2006, with the results for 2007 being constrained by costs of €7 million that were incurred to realise synergies. Growth was driven by the larger in-force book of business and by healthy net client cash flows. As a consequence, fund-based fees were up on the prior year, while premium-based fees were at approximately the same level.

Poland has grown strongly over the last 18 months and was a significant contributor to both new sales and ELAM's overall result. This reflects the efforts put into this business over recent years, with particular emphasis on growing distribution. In our Italian business, we renegotiated commercial terms with key distributor groups in order to secure the business model for the future. Colombia performed well in very difficult market conditions, growing market share considerably, while new business sales in Mexico increased markedly on the back of an increase in the financial planner distribution force.

EV adjusted operating profit impacted by assumption changes

EV adjusted operating profit was impacted by three main items during the year. Firstly, net unfavourable assumption changes of €70 million were recorded in 2007. As reported during the year, we reassessed the operating assumptions in Italy, in particular the surrender assumptions, following unexpected surrender experience during the first half of the year. This review resulted in an adjustment to EV adjusted operating profit of €49 million, and changes to persistency assumptions in other countries were also undertaken that contributed further to a net unfavourable impact. Secondly, there were changes to divisional overhead capitalisation during 2007 following the changes made to the operating structures within Skandia since the acquisition. Finally, the current year EV adjusted operating profit result was positively impacted by changes to the tax rate in Germany.

Market environment and outlook

In Europe, ageing populations are placing strain on the public pension system, which provides strong opportunities for personal long-term savings. At the same time, there is a transfer of wealth to the next generation that creates further opportunities as people have surplus funds to invest. While market and government pension reforms are increasing the need for private savings, there are strong indications that tax benefits associated with long-term savings will decrease over time. The Latin American economies continue to grow and the additional personal income that this generates provides a strong opportunity for long-term savings.

The last 12 months have seen significant market volatility with falls in the first, third and fourth quarters of 2007, interspersed with upward creep. Impacts to the US and global economy are likely to continue to cause uncertainty among investors.

As far as distribution is concerned, the European IFA market continues to increase in relative importance, generally at the expense of tied sales forces. Proof of our business model is seen through traditional life insurance providers increasing focus on independently-advised offerings.

We continue to work on increasing transparency for customers, while implementing updated regulatory requirements as they are introduced, such as the Insurance Contract Law in Germany and the Markets in Financial Instruments Directive throughout Europe.

ELAM continues to be well placed to achieve further growth, as evidenced by rising market shares in most of the countries in which we operate. Product development and innovation remain at the heart of our offering, with close to 40 new products and product enhancements launched during 2007. Early indications are that innovative major new product launches in Austria and Switzerland have been well received in their local markets.

Our positioning of independently-advised, open-architecture provider in the long-term savings market remains valid, with our chosen market continuing to grow. This should result in further positive market development over the medium term.

In the short term, our outlook remains cautious as the effects of the sub-prime mortgage crisis and the credit crunch plays out in the market.

Risk management

Financial markets risk

The unit-linked and mutual fund business model transfers most of the financial market risk and reward to the policyholder. While this is our favoured model, some guarantees are offered, generally managed by external providers. Our risk mainly lies in lower asset-based fees, lower retrocession and lower new sales or surrenders due to market sentiment. ELAM's response to this risk lies in offering innovative and flexible products as well as investment options and asset allocation tools, to suit different demand patterns, thereby ensuring lower volatility in revenue streams.

Old Mutual South Africa
Sunday Times Top Brands 2007

Category
Long-Term Insurance

Award
Winner

Group Finance Director's report
continued

Southern Africa

Highlights

- > Launch of the Masisizane Trust
- > Nedbank financial targets delivered
- > Launch of the boutique structure, transition complete

Funds under management

£41.7bn

Funds under management as percentage of Group

15%

Growth in funds under management

4%

Old Mutual South Africa (OMSA)

Business profile

OMSA's financial services business, comprising life and asset management operations, has at its core one of the largest advice-based distribution capabilities in the South African industry. This uses a combination of tied agents, independent financial advisers, bank broker distribution, corporate advisers and direct distribution to ensure that the business is accessible to a full spectrum of potential clients. OMSA's investment and risk products, as well as its strong links with other Group companies, position the business to meet a full array of client needs.

The business is supported by strong branding and a proven reputation for providing competitive long-term returns to customers. The Old Mutual brand enjoys a very high level of awareness, trust and loyalty among South African consumers across all market segments. Historically the most powerful life assurance brand in the country, it is now increasingly perceived as a leading savings and investment brand.

The breadth of this business, incorporating life, health and disability assurance, and investment and asset management in the retail, corporate and institutional markets, positions us well to extract value from our large number of well established client relationships in these sectors. Through the productive and growing tied distribution force in the high-, middle- and low-income markets, as well as through its relationships with independent brokers, OMSA is well positioned for future growth.

Retail business

Our Retail business covers both the Affluent Market and the Mass Market (formerly Group Schemes), offering life, disability and health insurance, retirement annuities, savings and investment products. We distribute our products through independent brokers (IFAs), bank brokers, tied distribution (personal financial advisers for the Retail Affluent segment and salaried sales force for the Retail Mass segment), a direct distribution channel, bank brokers and other retail partnerships. Our distribution through bank financial advisers and staff within Nedbank constitutes an important channel.

Our key Retail product offerings include *Greenlight*, a flexible and comprehensive range of life, disability, and future-needs cover. Flexible healthcare schemes for individuals are offered under the *Oxygen* brand. A range of retirement savings plans, annuities, investment and income products are provided through different wrappers – which include the *Max*, *Investments Frontiers* and *Galaxy* product ranges. Our customers in the Mass segment are offered savings, retirement and funeral cover products.

Old Mutual South Africa
OMSA launched its new brand line "Invest in your success" reflecting the fundamental change in strategy and philosophy implemented by the business over the past few years.





In line with international trends and the need to ensure products are appropriate for today's environment, a key feature of more recent investment and savings products is significantly lower charges (and capital requirements) and increased flexibility.

Our investment offering is open-architecture, but Old Mutual managed funds form a large part of the underlying assets managed on behalf of retail customers.

Corporate business

Our Corporate business sells investment, retirement, insurance and structured products, and advisory services to corporate, institutional and parastatal customers. Under a life wrapper, we provide underwritten investment products for retirement funds, and group life and disability insurance to retirement funds established by employers for the benefit of their employees and by trade unions for the benefit of their members.

Group assurance products provide life cover to employees in the event of death, funeral cover and funeral support services and a full range of disability solutions.

Investment products are customised depending on the investor's requirements. These include smoothed bonus portfolios, absolute return portfolios, structured solutions and annuity products, as well as third-party asset management. We offer other multi-managed asset management solutions and administer a range of retirement schemes for corporates and umbrella arrangements. Many of these schemes are defined contribution and open architecture.

Asset management

In response to the changing factors driving investment success worldwide, and in particular the demand for core and specialist asset management capabilities, Old Mutual Asset Managers (South Africa) was restructured in January 2007 into a new multi-boutique model under the renamed Old Mutual Investment Group (South Africa) (OMIGSA). This follows the success of the same model in Old Mutual's US Asset Management business. We believe this will assist us in delivering improved investment performance to customers and in gathering assets. In addition, links to Group businesses outside South Africa enable OMIGSA to offer international investment services to the corporate and institutional markets.

The investment boutiques provide a range of investment capabilities designed to meet the various needs of customers.

They include:

> a number of specialist equity and fixed-interest boutiques;
> an index-tracker capability in Umbono Fund Managers;
> a multi-manager capability through SYmmETRY, which creates portfolios for institutional investors blending best of breed asset managers across multiple asset classes, using sophisticated portfolio construction methods. The portfolios aim to maximise returns while controlling risk and diversifying managers;
> Old Mutual Property Group, which provides property management and property-related asset management services within OMSA; and
> Old Mutual Specialised Finance (OMSFIN), which is active in corporate advisory, corporate lending, securities lending and structured products.

Client service

We run a single back office to provide technology, administration and client service to all market segments. We continue to drive costs lower and service levels higher as we adopt LEAN manufacturing approaches to process re-engineering and exploit technology. Unit costs are being driven lower in real terms and for the Retail markets are lower than local and international benchmarks. Corporate unit costs are also being driven down aggressively in anticipation of future retirement fund reform legislation requirements. An increasing number of clients and most intermediaries are being serviced via the internet and call centres, although we have maintained a large national branch network.

Corporate Citizenship

Old Mutual has reported its "triple bottom line" in South Africa through its Corporate Citizenship Report since 2001. In 2007, our social investment programme was boosted significantly by the launch of a number of new initiatives aimed at supporting small and medium enterprises, and delivery of infrastructure.

Old Mutual South Africa
Alexander Forbes Asset Consultants' multi-manager survey

Category
SYmmETRY produced the best returns in all the equity brands in which it competed over three years in the fixed asset allocation category

Award
Winner

Performance during 2007

Highlights (Rm)	2007	2006	% change
Long-term business adjusted operating profit	3,082	3,077	–
Asset management adjusted operating profit	946	874	8%
Long-term investment return (LTIR)	2,988	1,773	69%
IFRS adjusted operating profit	7,016	5,724	23%
Return on Allocated Capital	24%	23%	
EV adjusted operating profit (covered business)	4,769	5,752	(17%)
EV (covered business)	34,678	33,274	4%
Return on EV (covered business)	11.2%	13.5%	
Life assurance sales (APE)	4,699	4,416	6%
Unit trust sales	15,547	14,833	5%
Value of new business (post-tax)	756	781	(3%)
APE margin (post-tax)	16%	18%	
Present value of new business premiums	31,380	30,004	5%
Net client cash flows (Rbn)	(18.7)	(29.1)	36%
SA client funds under management (Rbn)	445	424	5%

OMSA net client cash flows remained a challenge in 2007, primarily due to net outflows from institutional clients, notably from two multi-managers, following changes of portfolio managers and concerns about short-term performance in 2006. Inflows were lower as consultants and investors adopted a "wait and see" approach because of uncertainty over the implications of the new boutique structure on performance. Investment performance for 2007 remained disappointing, with figures for the year showing 24% of funds outperforming benchmarks and achievement of the positions four and six in the Alexander Forbes Large Manager Watch over one and three years respectively. We deliberately took defensive positions in most portfolios in 2007 anticipating a market correction and this cost us performance for the year.

Life sales on an APE basis increased by 6% over 2006. Recurring premium sales grew strongly, up 14% on the back of an increased sales force in the Retail Mass Market business as well as competitive risk product and credit life sales in the Retail Affluent market. Life single premium sales were down 7% on 2006 primarily due to competitor margin pressure, and also, because we had a significant deal in our *SYmmETRY* multi-manager business at the end of 2006 which was non-recurring. The launch of the *Absolute Return Fund* and enhancements to the fixed bond rates on the *Investment Frontiers* product at mid-year helped improve sales in the second half of the year. We continued to gain market share in the Life retail sector.

Unit trust sales were up after including sales through Marriott Income Specialists (Marriott) for the full year in 2007. Excluding Marriott, sales were down 10% on 2006 because of residual concerns over portfolio manager changes and short-term investment performance on certain core funds (*Dynamic Floor* and *Enhanced Income Funds*). The new *Stable Growth Fund* was launched in July 2007 and has had good early sales.

IFRS adjusted operating profit was 23% higher than in 2006. Within this result, our long-term business adjusted operating profit increased marginally and the LTIR increased 69% after changes in calculation method to recognise the value of the shareholders' funds and the higher asset base more appropriately. The marginal increase in long-term business profit was a result of a continued switch to less capital-intensive, lower margin products. Positive contributions arose from an increase in the average level of policyholders' funds under management, driven by higher market levels and a significantly lower IFRS 2 share-based payments charge. These were offset by an increase in the investment guarantee reserve, which resulted from the adoption of a market-consistent basis for the valuation of these reserves as well as the application of a discretionary margin.

Asset management adjusted operating profit was up 8% due to higher market levels. The good returns achieved also led to a good flow of performance-related fees, and higher property profits after the first full-year contribution from Marriott. However, the profit growth was tempered by additional advertising costs associated with the launch of the new boutique structure in OMIGSA, a review of incentive levels for fund managers and loss of fee income as a result of the withdrawal of client funds.



Old Mutual South Africa
Arelia, a client story that was used as part of the OMSA's "Invest in your success" campaign. Arelia used her policy to invest in her business.

We declared strong bonuses in February 2008 on many of our with-profits products in spite of market volatility in early 2008. This reflects the good returns these products have generated. Our portfolios' bonus smoothing accounts remain in very strong positions following these strong bonus declarations.

Embedded Value (EV) was impacted by net capital transfers to Old Mutual plc of R5.9 billion during the year. Excluding these capital transfers, EV increased by 22% over the year and was positively impacted by market levels. However, the EV adjusted operating profit is lower than in 2006 because the prior year profit was boosted by the recalibration of the risk margin in the discount rate of R1,093 million (R711 million post-tax), while the 2007 profit was reduced by a substantial increase in the investment guarantee reserve to reflect the use of a market-consistent methodology, the switch to lower margin business of certain liabilities (which has resulted in lower capital requirements and improved ROC), and the reduction of certain margins in the Corporate segment aimed at providing better value for our customers.

Retail Mass Market

(Rm)	2007	2006	% change
Life sales (APE)			
Savings	**613**	476	29%
Protection	**477**	411	16%
Total	**1,090**	887	23%
Life VNB	**322**	263	22%
Life APE margin (post-tax)	**30%**	30%	
Net client cash flow (Rbn)	**1.9**	1.7	12%

Retail Mass Market sales were up 23% on 2006. This result reflects the continued focus on growing the sales force, which at 31 December 2007 was 11% higher than at the beginning of the year. Excellent growth was also achieved in sales through the broker channel, which were up 106% on the prior year. There was, however, a small swing to lower-margin savings business.

VNB was 22% higher than 2006, with the new business APE margin constant at 30%, the latter benefitting from improved burial society results and a lower secondary tax on companies offset by an increase in the proportion of low-margin savings business. We responded to the shift in mix and the lower margins on savings business following the Statement of Intent, which sets minimum standards for surrender and paid-up values, by implementing changes to adviser remuneration and increasing minimum premiums for savings business. This had a negligible impact on mix, but did improve the profitability of the savings business slightly.

In 2007, we continued innovating and delivering financial solutions relevant to our customers. In October we launched the *Domestic Workers Fund*, in collaboration with the Presidential Working Group on Women, a fund targeted at extending retirement provisioning and risk benefits for domestic workers. In November we launched *Pay-When-You-Can*, an innovative flexible premium funeral product for the entry-level market, in Shoprite stores nationwide. In December we launched Zimele-compliant funeral plans (contributing to Financial Sector Charter scores), which also address the need for affordable products for the previously untapped entry-level market.

Retail Affluent

(Rm)	2007	2006	% change
Life sales (APE)			
Savings	**1,321**	1,278	3%
Protection	**1,056**	897	18%
Annuity	**197**	193	2%
Total	**2,574**	2,368	9%
Life sales (APE)			
Single	**868**	838	4%
Recurring	**1,706**	1,530	12%
Non-life sales[1]	**1,821**	1,949	(7%)
Life VNB	**330**	289	14%
Life APE margin (post-tax)	**13%**	12%	
Net client cash flow (Rbn)	**(2.7)**	0.9	

1 Includes non-life flows in respect of OMUT, Galaxy and Linked Investment Service Provider (LISP) sales on an APE basis.

Life recurring premium sales were 11% higher than for the prior year, driven by continued good sales of risk business, leveraged from enhancements to our *Greenlight* risk product range (17% higher) and good credit life sales (26% higher), reflecting the extension of personal credit through Nedbank. Recurring premium *Max Investment* savings business (both life and non-life wrappers) performed well, ending the year up 17% with significant growth (62%) in the non-life recurring option, but from a relatively low base.

Old Mutual Investment Group Property Investments (OMIGPI)
Golden Arrow Awards 2007

Category
Professional Management Review

Award
Best Shopping Centre 2007

Group Finance Director's report
continued

Single premium life sales were 4% up on 2006. Single premium investment sales were flat as a result of perceptions about OMIGSA restructuring, key staff losses and OMIGSA investment performance in some of the flagship funds, principally our *Dynamic Floor* and *Enhanced Income* funds. These effects were offset by improved investment performance, the new *Absolute Return Fund* launch and enhancements to the fixed bond rates of the life product. In the last quarter there were large non-recurring inflows into the private equity fund of *Investment Frontiers*. Single premium sales of the offshore investment product through Old Mutual International continued to accelerate and were 56% up over 2006.

Life VNB was 14% higher than 2006, with the new business APE margin improving from 12% to 13%. The biggest driver of the improvement was the impact of increased volumes, particularly on the recurring premium book on the absorption of initial distribution costs, both at a product level and in the distribution channels.

Bancassurance sales through Nedbank continued to grow and were up 16% over 2006. The launch of a new, low cost, simple savings product through Nedbank branches was very well received. Credit life sales slowed following the introduction of the National Credit Act, but were offset by the new savings and risk product flows.

Corporate Segment

(Rm)	2007	2006	% change
Life sales (APE)			
Savings	597	629	(5%)
Protection	145	99	46%
Annuity	111	193	(42%)
Healthcare	183	239	(23%)
Total	1,036	1,160	(11%)
Life sales (APE)			
Single	644	788	(18%)
Recurring	392	372	5%
Non-life sales[2]	755	1,678	(55%)
Life VNB	104	229	(55%)
APE margin (post-tax)	10%	20%	
Net client cash flows (Rbn)[3]	(17.9)	(31.7)	44%

2 Includes non-life sales in respect of OMIGSA and Old Mutual Properties on an APE basis.
3 Includes net client cash flows for OMIGSA.

Net client cash flows in the Corporate market, although still strongly negative, were less severe than in 2006, and Employee Benefits net client cash flow was significantly better than in 2006. Termination experience, in particular, was very good and the impacts of the launch of the *Absolute Growth Portfolios*, as well as strong bonuses, were factors in this regard. Net client cash flows at OMIGSA were adversely affected by withdrawals following the loss of two key portfolio managers, clients switching from core and balanced mandates and residual concerns about short-term performance in 2006.

Total Corporate sales were lower than in 2006, driven by lower sales of *SYmmETRY* (which had a very large deal in 2006), Annuities and Healthcare. There was strong performance in the second half of 2007 in the *Guaranteed Products*, where the launch of the *Absolute Growth Portfolios* was successful and has started to attract good new sales. Risk sales were also strong in 2007 compared to the prior year. Although Annuity sales were lower than in 2006, the pipeline for 2008 is strong and business was secured at the end of 2007 that should flow through in 2008.

Healthcare sales were below 2006 due to a declining market, with government employees moving to GEMS, and a somewhat reduced focus on *Oxygen* within the distribution channels. Appointments have been made to drive the distribution of Healthcare more effectively, especially in the Retail distribution channels.

The decrease in new business margins and VNB relative to 2006 was mainly a result of a reduction in the *Platinum Pensions 2003* capital charge which was made so as to offer better value to customers and drive future sales, as well as lower volumes of high-margin annuity business towards smoothed bonus products. Lower sales volume in *SYmmETRY* and Healthcare also contributed. This had a knock-on effect, reducing the overall life new business margin.

Research
Old Mutual Investment Group South Africa's advertising campaign was designed to communicate its philosophy of Performance through Focus.



Old Mutual Investment Group South Africa (OMIGSA)

Sources of FUM (Rbn)	2007	2006	% change
Life	319	283	13%
Unit trusts	48	40	20%
Third party	88	95	(7%)
Total OMIGSA managed assets	455	418	9%
Managed by external fund managers	34	30	13%
Total OMSA FUM	489	448	9%
Less: managed by Group companies for OMSA	(44)	(24)	(83%)
Total OMSA client funds managed in SA	445	424	5%

The implementation of the boutique structure in OMIGSA was a key feature of 2007. We continue to focus on stabilising the structure and increasing investors' confidence in individual boutique investment philosophies.

Non-life sales (OMIGSA) were significantly lower than the prior year as a result of the non-repetition of two very large deals in the first half of 2006 (R11.1 billion), and the smaller pipeline at the start of 2007. The investor and consultant concerns relating to OMIGSA's restructuring into a multi-boutique business and some areas of investment performance also contributed to lower sales. These have, however, started to improve.

2007 ended on a highly volatile note as the unravelling global sub-prime crisis dented investor confidence and global financial markets. Against this uncertain backdrop, the investment performance across our different boutiques was satisfactory. Although three-year performance slipped as poorer short-term equity performance fed through to the longer-term performance numbers, we had anticipated a market correction and generally the portfolios were defensively positioned. Overall, just over half of the funds outperformed their benchmarks over one and three years respectively to the end of December. For the peer cognisant institutional funds, 45% and 9% of mandates were above the industry median over one and three years respectively. More than half of institutional mandates outperformed their benchmarks over these same periods. The Macro Strategy Investments boutique's *Profile Balanced Fund* was ranked fourth over one year, sixth over three years and third over five years ended 31 December 2007 in the Alexander Forbes Global Large Manager Watch survey.

In 2007, half of the key unit trust funds, representing 69% of unit trust assets, were first and second quartile performers over one year, 69% were first and second quartile over three years and 64% over five years to the end of December 2007.

The boutiques with the most notable performance for the three years ending 2007 were the Absolute Return, Macro Strategy Investments, Fixed Income and Select Equity boutiques, with 100%, 99%, 95% and 76% respectively of their funds under management beating their benchmarks.

During the year, Marriott Income Specialists launched the *Marriott International Income Growth Fund*, OMIGSA Property launched *Triangle*, an industry-defining direct property fund, Umbono Fund Managers launched the *RAFI 40 Index Fund* and OMUT launched its *Stable Growth Funds*.

Market environment and outlook

Despite recent inflationary pressures, a tightening of monetary policy and the current electricity shortage, the South African economy remains robust, with prudent fiscal management and investment in infrastructure ensuring a continuation of the growth experienced in the past few years. This economic growth continues to drive demand for financial products, particularly those with exposure to the market rather than traditional smoothed bonus investments. However, the overall savings rate in South Africa remains low, with an increasing proportion of savings being channelled into non-financial investment vehicles such as residential property. This increases the competitive pressures between market participants.

The distribution of economic growth is also fuelling growth in the emerging middle and lower income market segments. OMSA continues to focus on improving the value offered to customers and the overall customer experience to meet the needs of these emerging segments. Its market-leading position in the middle and lower income market through its Retail Mass Market division makes it well placed to grow in this market segment.

OMSA is also working proactively with intermediaries to help transition them through the significant changes in commission regulations expected to come into effect during 2008.

Nedbank
Banking Awards

Category
Emerging Markets Corporate Social Responsibility Bank of the Year

Award
Winner

Group Finance Director's report
continued

The long-term outlook for savings and wealth management in South Africa remains positive, with the following points as key contributors:

> prudent fiscal and monetary policy is expected to return the economy to a robust growth path in the latter half of 2008;
> continued growth of black middle class and affluent markets arising from a growing economy and Black Economic Empowerment efforts;
> Government is formulating policy that would create a framework for mandatory retirement savings;
> strong growth in household incomes, enabling more people to start or increase savings for retirement;
> improvements in financial education and transparency of financial products enhancing accessibility.

In the short term, a slowdown in growth rates of both the economy and disposable incomes is expected as monetary policy is tightened to contain inflationary pressures and as global economic growth slows. Increased competition is expected for the flows into the market, and also for existing assets, especially for retirement annuities that have been transferable between funds from October 2007. In this environment distribution, superior investment performance and coverage of all asset classes will be crucial for success. Old Mutual is well placed to compete in this environment with our investment boutiques continuing to grow and the coverage of asset classes increasing, and we have the ability to leverage our large distribution network to deliver financial solutions to our advantage.

Risk management
Life Assurance
OMSA's overriding business objective is to create long-term customer and shareholder value. The business is actively focused on enterprise-wide risk management to take on agreed levels of risk and to mitigate risk outside agreed limits wherever possible.

OMSA operates a risk management framework that contains a robust risk governance structure, group-wide risk policies and methodologies that focus on identification, assessment, response, action and control plans, and the monitoring and reporting of risks.

The potential impact of HIV/AIDS is well managed in respect of lives assured, as demonstrated by the positive mortality experience variances that have been achieved as a consequence of prudent risk selection and product pricing. This is despite the high prevalence of infection within the general population. The business conducts HIV and other tests for voluntary cover above certain levels and, where there is no testing, generally has the ability to reprice regularly should experience be different to assumptions. Based on the models currently in use, calibrated against observed experience, it is believed that the prevalence of infection has peaked.

In line with other life assurers, OMSA manages underwriting risk through strictly controlled underwriting principles governing product-pricing procedures, which take appropriate account of actual and prospective mortality, morbidity and expense experience.

Certain products are underpinned by minimum guaranteed investment returns. Guaranteed annuity options were also previously offered on a book that is now closed to new business. The cost of minimum investment guarantees increases when investment markets decline, while the cost of guaranteed annuity options increases with declining interest rates. The risks posed by these guarantees are regularly quantified using appropriate actuarial models calibrated to market-derived assumptions. We have quantified the cost of minimum investment guarantees and guaranteed annuity options and have established adequate reserves to cover the expected cost in full. We are still evaluating the optimal asset allocation strategy for the assets backing this reserve, given that there are few financial instruments that provide a perfect hedge.

In respect of fixed annuities, market risks are managed by holding assets with appropriate duration and convexity to match liabilities to the fullest extent possible. Market risks on policies where the terms and conditions are guaranteed in advance and the investment risk is carried by the shareholders principally reside in the guaranteed non-profit annuity book. Other non-profit policies are also suitably matched through specific investment mandates. Market risks on with-profit policies, where investment risk is shared, are managed by appropriate investment mandates and bonus declaration practices.

Equity price risk and interest rate risk (on the value of securities) are modelled in line with the Group's risk-based capital practices, which require sufficient capital to be held in excess of the statutory minimum to allow the Group to manage significant equity exposures.


MAKE THINGS HAPPEN!
SHOULD YOU EXPECT ANYTHING LESS FROM YOUR BANK?
MAKE THINGS HAPPEN
NEDBANK

Nedbank Foundation
As part of the repositioning of Nedbank's brand, a campaign was run to draw attention to the valuable work done by the Nedbank Foundation with funds sourced from Nedbank's Affinity Programmes.

Credit risk is monitored across OMSA's activities by the OMSA Credit Committee, which has established appropriate exposure limits to individual issuers and within various segments of the business.

Asset management

The revenue of OMIGSA's asset management businesses varies proportionally to fluctuations in values of the assets managed on behalf of clients (both in-house and third-party). This is accentuated where performance fees apply if minimum performance hurdles are not met. Investment risk is borne by clients, due to the agency nature of the business. Compliance risks faced by these businesses are monitored and reviewed by compliance and risk committees established for this purpose. The risk of loss of key employees is managed by the use of appropriate remuneration policies including long-term incentive schemes aligned with shareholder value targets, and by competition restrictions in employment agreements.

Nedbank Group (Banking)

Business profile

Nedbank Group Limited, which is 53% owned by the Group, is a bank holding company that is one of the four largest banking groups in South Africa. It operates through its principal banking subsidiaries, Nedbank Limited (wholly-owned) and Imperial Bank Limited, in which Nedbank Group Limited has a 50.1% interest. Nedbank Group Limited's shares are publicly listed on the JSE.

Nedbank Group offers a wide range of wholesale and retail banking services through three main business clusters: Nedbank Corporate, Nedbank Capital and Nedbank Retail, as well as Imperial Bank, a joint venture with Imperial Holdings. Nedbank Group focuses on operating in southern Africa, with Nedbank positioned to be a bank for all – both from a retail and a wholesale banking perspective. The principal services offered by Nedbank are corporate and retail banking, property finance, investment banking, private banking, foreign exchange and securities trading. Nedbank Group also generates income from private equity, credit card acquiring and processing services, custodial services, collective investments, trust administration, asset management services and bancassurance.

Nedbank Group's head office is in Sandton, Johannesburg, with large operational centres in Durban and Cape Town. These are complemented by an extensive branch and support network throughout South Africa and facilities in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe. These facilities are operated through Nedbank Group's eight subsidiary or affiliated banks, as well as through branches and representative offices in London and in the Isle of Man, to meet the international banking requirements of Nedbank Group's South African-based multinational and private clients. OMSA's full-time agents also distribute certain Nedbank products.

Nedbank Corporate

Nedbank Corporate comprises the client-focused businesses of Business Banking, Corporate Banking, Property Finance, Nedbank Africa and the specialist businesses of Transactional Banking and Corporate Shared Services. These businesses focus mainly on providing lending, deposit-taking and transactional banking execution services to the wholesale banking client base of Nedbank.

Nedbank Corporate has a strong client base and is well placed to grow and optimise business opportunities, both internally through cross-selling services offered by other divisions of Nedbank as well as the wider Old Mutual Group, and externally in the private and public sector markets.

Nedbank Capital

Nedbank Capital is Nedbank Group's investment banking business. It consists of a number of divisions that together manage structuring, lending, underwriting, corporate finance, private equity and trading operations. It provides a full product spectrum in the South African market, with an offering that stretches from equity research to long-term project financing, enabling Nedbank Capital to compete effectively in the southern African market and in niche areas of specialisation throughout Africa. The division seeks to provide seamless specialist advice, debt and equity raising and execution and trading capability in all the major South African business sectors. Principal clients include a significant number of the top 200 domestic corporates, as well as parastatals, leading financial institutions, non-South African multinational corporates and clients undertaking major infrastructure and mining projects in Africa, and emerging BEE consortia.

Nedbank Retail

Nedbank Retail serves the financial needs of individuals and small businesses by providing transactional, credit card, lending, investment and insurance products and services. The division services the needs of clients grouped into five primary client segments, being high net worth, affluent, middle, mass and small business.

The division is further organised around the following key product areas: card, home loans, personal loans, bancassurance and wealth, vehicle and asset-based finance and transactional banking.

Nedbank
2007 Financial Times Sustainable Banking Awards

Category
Emerging Markets

Award
Regional Emerging Market Sustainable Bank of the Year Mid-East and Africa

Group Finance Director's report

continued

The Shared Services Division provides support services including human resources, finance, projects, strategic planning and product and client analytics. Retail Risk is responsible for the monitoring of compliance, credit and operational risk and providing legal services to the cluster. Retail marketing provides marketing support to the business divisions and assists in co-ordinating marketing activities across the broader Nedbank Group.

Imperial Bank

Imperial Bank Limited is an independently regulated bank, of which Nedbank owns 50.1%, with the remainder held by Imperial Bank Holdings Limited. Imperial Bank focuses mostly on motor vehicle finance. In addition, it also offers property, medical and aviation finance.

Performance during 2007
2007 financial targets achieved

Highlights (Rm)	2007	2006	% change
IFRS adjusted operating profit	9,220	6,973	32%
Headline earnings[1]	5,921	4,435	34%
Net interest income[1]	14,146	10,963	29%
Non-interest revenue[1]	10,445	9,468	10%
Net interest margin[1]	3.94%	3.94%	
Cost to income ratio[1]	54.9%	58.2%	
RoE[1]	21.4%	18.6%	
RoE[1] (excluding goodwill)	24.8%	22.1%	

1 As reported by Nedbank.

We are pleased with the balance we have achieved between delivering on our short-term performance targets and investing to build a platform for long-term growth. Although the financial performance is now benchmarking closer to that of Nedbank's peers, we aspire to improve further.

Headline earnings increased by 34% to R5,921 million. Basic earnings grew by 33% to R6,025 million.

Nedbank Group's headline earnings per share (EPS) increased by 34% to 1,485 cents (2006: 1,110 cents). Diluted headline EPS increased by 33% from 1,076 cents to 1,429 cents. Basic EPS grew by 33% from 1,135 cents in 2006 to 1,511 cents in 2007.

Nedbank Group's return on average ordinary shareholders' equity (RoE) improved from 18.6% to 21.4% for the year, exceeding the target of 20% that was set in 2004 at the start of its recovery programme. RoE, excluding goodwill, improved from 22.1% to 24.8%.

Net interest income (NII)

NII grew 29% to R14,146 million (2006: R10,963 million) due to strong growth in average interest-earning banking assets of 29%.

Nedbank's net interest margin for the year was 3.94%, unchanged from 2006. The margin benefitted from the endowment impact of interest rate increases on capital and current and savings accounts of 0.4%, and decreased from liability margin compression of 0.1% as deposit interest rates continued to price in upside risk and as the sector had to source a higher proportion of funding from the wholesale deposit market. In addition, the NII margin decreased from asset margin compression of 0.3% mainly as a result of strategic changes in the product mix of personal loans and competitive pricing behaviour particularly in home loans and commercial mortgages.

Impairments charge on loans and advances

The credit loss ratio increased from 0.52% in 2006 to 0.62% in 2007. The growth in advances and the increase in the credit loss ratio are reflected in a 46% increase in the impairments charge to R2,164 million. Impairment levels have risen in Nedbank Retail and Imperial Bank, while the credit loss ratios in Nedbank Capital and Nedbank Corporate have remained at lower than expected levels, assisted by active credit management and unusually high levels of recoveries. The effect of the deteriorating retail environment has been mitigated to some extent through tighter credit policies and an early focus on collection processes and systems. Nedbank has continued to apply stringent credit management policies and has tightened credit-granting requirements in the retail areas most affected by the worsening credit cycle over the last two years.

Nedbank has no direct exposure to US sub-prime mortgages. The group is indirectly exposed in that it does have some banking relationships with institutions with sub-prime exposure. These are relatively small and are not currently expected to lead to any losses in the Nedbank Group.

Nedbank Retail raised an additional Incurred But Not Reported (IBNR) provision of R167 million in December 2007 to anticipate the effect of the current higher interest rates not yet evident in the historic data used for provisioning calculations.


CELEBRATE
PROUD SPONSORS OF PERSONAL ACHIEVEMENT.
MAKE THINGS HAPPEN
NEDBANK

The repositioning of the Nedbank brand. The key message of this campaign is "personal achievement" by banking with Nedbank.

Non-interest revenue (NIR)

NIR for the year increased by 10% to R10,445 million.

This growth in NIR was driven primarily by commission and fee income growth of 15% and an increase in private equity revaluations, realisations and dividend income.

This growth was partially offset by weak trading results as reported in the first half. This was mainly due to poor trading within the business alliance with Macquarie, the competitive pricing structure for transactional products adopted in Nedbank Retail, where fees have been reduced by an average of 19% since mid-2006, and a continuing move from cheques to electronic channels by business banking clients.

Expenses

Expenses continue to be tightly managed, increasing by 14% to R13,489 million. The "jaws" ratio continued to improve throughout the year, with total revenue growth of 20% being 6% above expense growth of 14%, resulting in the efficiency ratio improving from 58.2% for 2006 to 54.9%.

Growth in operating expenses slowed, as anticipated, while staff expenses increased, reflecting the investment Nedbank has made in client-facing staff and an increase in variable pay as a result of the continued improvement in operating performance. Marketing costs increased as planned as Nedbank continued to invest in repositioning the Nedbank brand.

Expenses included the costs for the integration of Old Mutual Bank into Nedbank, Bond Choice's expenses and the IFRS 2 charge in respect of Nedbank Group's BEE transactions.

Advances and deposits

During 2007 advances grew 21% to R374 billion, with average interest-earning banking assets increasing by 29% to R359 billion.

As a result of the strong advances growth, total assets increased 15% to R489 billion. Growth in higher risk areas, such as personal loans, slowed as the group tightened credit criteria and focused on higher quality, lower margin personal loans. Deposits increased by 18% from December 2006 to R385 billion at December 2007.

Nedbank's liquidity remains sound in an overall liquidity environment that was made more challenging by negative international liquidity developments. Contagion of South African markets has been limited, with little direct exposure by local banks to the US sub-prime markets. The primary impact has been limited to a reduction in international liquidity, which has traditionally not been a large portion of the funding base, and an increase in the cost of capital market debt. This has had a small negative impact on the cost of rolling over conduit paper and new subordinated-debt issues.

During 2007 Nedbank successfully launched its inaugural auto loans and residential mortgage-backed securitisation programmes, raising R1.7 billion and R1.87 billion respectively. These programmes have diversified the funding base and added tenor to the bank's existing funding profile. In addition, Nedbank issued a further foreign syndicated loan of $500 million in February 2007, raising additional foreign funding and creating further funding diversification.

Market environment and outlook

The slowdown in consumer spending, the increase in consumer credit stress, continuing electricity shortages and sustained dislocation in credit and equity markets are likely to make the year ahead significantly more challenging for the South African economy and the banking sector.

Nedbank Group's management currently believes that performance in 2008 is likely to be influenced by:

> growth in retail advances remaining robust, but slowing, together with ongoing growth in wholesale advances;
> continued market pressure on retail funding volumes;
> an endowment benefit in the margin from historic interest rate increases;
> a slight worsening of the impairment charge following signs of increased levels of credit stress in parts of the retail environment, together with fewer impairment recoveries from Nedbank Capital and Nedbank Corporate;
> continuing effects of the Nedbank Retail price reductions and industry fee pressure;
> pressure on revenues and costs associated with the introduction of the National Credit Act;
> momentum from transactional banking mandates received by Nedbank Corporate and a strong pipeline built up by Nedbank Capital;
> lower positive property private equity revaluations;
> additional operating efficiencies;
> investment in retail distribution and continued marketing spend on the new brand position;
> finalisation of Basel II; and
> asset securitisation and continuing capital management activities.

Nedbank
Cannes Lions International Advertising Awards

Category
Inspiring Ambient Advertising

Award
Outdoor Grand Prix – Winner

Group Finance Director's report
continued

While the general banking environment will be much tougher than in previous years, Nedbank is confident of continuing to improve its performance based on the solid platform built over the past four years. Nedbank's focus is now on working towards its vision of becoming southern Africa's most highly rated and respected bank.

The main focus areas for Nedbank in 2008 include building on its transformation journey, and growing its retail distribution network, transactional banking market share, relevance in the public sector, business banking franchise and mass-market strategy.

In addition, Nedbank is focused on being involved in social and community projects, managing the credit cycle, disciplined expense management, ongoing capital management activities, continuous improvement in all operations and applying economic-value-based management. From 2008 economic profit (EP) replaces RoE as the primary internal financial performance measure in the Nedbank Group. EP is a best-practice measure since it incentivises an appropriate balance between return and growth, and better aligns with shareholder value creation.

Risk and capital management

Risk management has been a major component of Nedbank Group's transformation over the past few years, using its comprehensive Basel II programme as a major catalyst. A vision to be "world-class at managing risk" has been engrained in the organisational risk culture of the group together with a clear understanding that Nedbank's core business activities involve taking financial risks and that these and other key risks, for example operational risk, must be measured, managed and optimised as a core competency.

Nedbank has successfully implemented its Basel II blueprint. This is in line with the revisions to the South African Banks Act and the new internationally-based Basel II banking regulations introduced by the South African Reserve Bank (SARB), which were effective from 1 January 2008. The main purpose of Basel II is to promote significant enhancement and sophistication of risk and capital measurement and management, thereby further strengthening the safety and soundness of the banking industry.

Nedbank has received formal approval from SARB for an Advanced Internal Ratings-Based (AIRB) approach to credit risk for its principal operations in South Africa, while Imperial Bank and the African subsidiaries have adopted the standardised approach. Nedbank's risk and capital management capabilities allow it to optimise the risk/return trade-offs equation and grow the businesses profitably within a clearly established risk appetite.

During the year Nedbank continued to actively manage its capital:

> the expensive NED2 R4 billion bond was redeemed on its call date in July 2007;
> several Tier 2 subordinated-debt issues totalling R6.77 billion were executed, thereby continuing to build a smooth and diversified subordinated debt maturity profile. (A highlight of this was a R2 billion inaugural Tier 2 investment in a South African bank by the International Finance Corporation and the African Development Bank);
> a R1.7 billion Imperial Bank asset securitisation and a R1.87 billion Nedbank Retail home loan securitisation were completed; and
> R364 million of Tier 1 perpetual preference shares were issued.

Certain hybrid capital instruments now qualify as Tier 1 regulatory capital under Basel II and Nedbank is well advanced in planning its inaugural hybrid Tier 1 issue.

Nedbank Group, Nedbank Limited and Imperial Bank Limited all received ratings upgrades from Moody's and Fitch during 2007. This was very pleasing and recognises the successful turnaround of Nedbank over the past few years.

Nedbank expects to issue further Tier 2 capital and hybrid forms of Tier 1 capital in 2008. Nedbank is committed to improving its profile as an issuer in the debt capital markets and this should result in a more robust subordinated debt yield curve.

Economic capital

Economic capital is a scientific, consistent measurement and allows comparison of risk across business units, risk types and individual products or transactions. Economic capital is now embedded in the management and performance culture of Nedbank Group, and is fundamental in the assessment of risk/return at all levels.

Nedbank's economic capital framework also satisfies a major component of Basel II, namely the requirement for an Internal Capital Adequacy Assessment Process (ICAAP). This involves the group's ongoing assessment of its internal capital adequacy on a true economic basis.

In addition to economic capital, Nedbank Group calculates regulatory capital requirements developed by the Basel Committee on Banking Supervision – both under the current Basel I Accord and the new revised Basel II Accord. Nedbank Group will always aim to hold the greater of regulatory capital and economic capital for capital adequacy purposes, but primarily uses its internal economic capital assessment for managing the business as this represents a better overall assessment of the true economic risk/return relationship.


WHAT IF A BANK REALLY DID GIVE POWER TO THE PEOPLE?
CANNES DO.

Nedbank, Power to the People
During the year Nedbank unveiled two solar billboards. The first panel generated electricity for a kitchen at MC Weiler Primary School in Alexandra Township in Gauteng, enabling meals to be cooked for more than 1,400 children every day. This initiative led to Nedbank winning the Grand Prix Award at the Cannes Advertising Awards.

Key performance indicators

After successfully achieving the short-term targets of a 20% RoE and 55% efficiency ratio in 2007, Nedbank Group has set the following key medium-term targets:

	Performance in 2007	Medium- to long-term financial targets
Return on shareholders' equity	21.4% (24.8% excluding goodwill)	RoE greater than 20% and RoE (excluding goodwill) 10% above Nedbank Group's monthly weighted average cost of ordinary shareholders' equity
Efficiency ratio	54.9%	Maintain an efficiency ratio of less than 55%
Fully diluted headline earnings per share (HEPS)	32.8% growth	Growth in fully diluted HEPS of at least average CPIX plus GDP growth plus 5%
Impairment charge as a % of average advances	0.62%	An impairment charge of between 0.55% and 0.85% of average advances
Capital adequacy ratios (Basel II)	7.9% 11.3%	Tier 1: 8.0% – 9.0 % Total: 11.0% – 12.0%
Economic capital adequacy	A-	Adequately capitalised to a 99.9% (A-) confidence on an economic capital basis plus a 15% buffer
Dividend cover	2.25 times	2.25 to 2.75 times cover

In the medium term Nedbank aims to meet or exceed the comparable performance of its peers.

Risk appetite

Risk appetite is an articulation of the risk capacity or quantum of risk Nedbank Group is willing to accept in pursuit of its strategy, duly set and monitored by its board of directors and integrated into its strategy and business plans.

Nedbank measures risk appetite in terms of quantitative risk measures, which include earnings-at-risk (or earnings volatility), economic and regulatory capital adequacy and risk limits. Qualitatively, Nedbank expresses risk appetite in terms of policies, procedures and controls designed to limit risks that may or may not be quantifiable.

Capital management

Nedbank Group's Capital Management Framework is designed to meet its external stakeholders' needs, both those more focused on the return or profitability of the group relative to the risk assumed (or risk versus return) and those more focused on the adequacy of the group's capital in relation to its risk profile (or solvency). The framework is based on world-class risk and capital management, integrated with strategy, performance measurement and incentives, and intended to fulfill one of the group's twelve key strategic objectives, namely to optimise risk and capital.

Nedbank Group's board approves a comprehensive Strategic Capital Plan, which is driven by and in turn integrated into the group's three-year business plans. Included in this plan is the group's strategic and tactical response to Basel II, economic capital, risk appetite and financial targets (including risk-adjusted return on capital), long-run (three-year) capital planning and various proposed capital optimisation actions.

Basel II

Basel II is mandatory in South Africa from 1 January 2008. Nedbank Group was well positioned for the introduction of Basel II and the group's estimated Basel II capital requirements have for some time been integrated into its three-year business plans and its long-run capital planning within the strategic capital plan.

Overall, no material impact is expected on the capital levels of Nedbank Group after the full implementation of Basel II in 2008.

An award winning Group

Mutual & Federal
SAFSIA 2007 Awards

Category
Insurance

Award
Corporate Insurer of the Year

Group Finance Director's report
continued

Mutual & Federal (General Insurance)

Mutual & Federal Insurance Company Limited (Mutual & Federal) shares are publicly listed on the JSE. The Group currently owns 75% of the company, but has indicated its intention to exit general insurance and accordingly Old Mutual plc is in discussions with community-based investment group, Royal Bafokeng Holdings (Proprietary) Limited (RBH), which may or may not result in the sale by Old Mutual to RBH of a controlling interest in Mutual & Federal. If the potential offer proceeds, RBH would make an offer for all of the issued share capital of Mutual & Federal and Old Mutual would undertake to accept it in relation to a minimum of 60% and a maximum of 70% out of its overall stake in Mutual & Federal.

Business profile

Mutual & Federal provides insurance services to the personal, commercial and corporate markets in South Africa, Namibia, Botswana and Zimbabwe through professional and highly experienced brokers who are able to offer clients personal service and advice when purchasing policies, and practical assistance in the event of a claim. The business manages its insurance operations in three broad segments, which reflect the markets within which clients are serviced.

Commercial division

The Commercial division provides a comprehensive portfolio of insurance services, including domestic and export credit risk, insurance against fire, accident and motor risk and crop insurance services to a diverse range of customers from small and medium-sized businesses to large corporations including mining and heavy industrial companies. Where clients require specialist insurance expertise such as engineering, marine and agricultural knowledge, these are also provided by this division.

Personal division

The Personal division provides domestic household, motor, and all-risks short-term insurance products to individual clients through white-labelled intermediary-branded and in-house products. One of the in-house products, *Allsure*, offers clients lower premiums by combining household goods and motor insurance into one policy. The division also offers hospital cash plans and various forms of personal accident policies. *Allsure* is supported by intermediaries throughout South Africa, providing customers with excellent value, supported by a fair and fast claims-settling service.

Risk Finance division

The Risk Finance division has a dominant position in the South African market. The division continues to enjoy a highly positive profile within the industry and is one of the largest suppliers of risk financing solutions in Africa. The division offers facilities to clients on a "rent-a-captive" basis, as well as through independent cells owned by third parties.

Performance during 2007
Solid performance in a challenging year

Highlights (Rm)	2007	2006	% change
IFRS adjusted operating profit	**1,256**	1,039	21%
Gross premiums[1]	**9,323**	8,549	9%
Earned premiums[1]	**7,948**	7,458	7%
Claims ratio[1]	**66%**	63%	
Combined ratio[1]	**95.4%**	93.9%	
Solvency ratio[1]	**42%**	49%	
Return on capital[1] (3-year average)	**31.7%**	27.5%	

1 As reported by Mutual & Federal.

Mutual & Federal maintained solid results in the context of a highly competitive trading environment and a gradual decline in the underwriting cycle following the record results achieved in 2004 and 2005.

The underwriting result for the year was adversely impacted by an increase in the severity and frequency of large claims, particularly industrial fires. Severe weather conditions experienced in South Africa also negatively affected the results. In addition, despite strong rating adjustments and underwriting interventions, results in the motor account continued to be negatively impacted by an increase in claims emanating from high levels of accidents on South African roads.


Accidents
don't go on holiday.
Neither do we.
24-hour motor accident helpline:
0860 24-7-365
Best Personal Lines Insurer • Best Corporate Insurer

Motor Claims Advertising

The Motor Claims campaign ran from 22 November to 13 December 2007 before the majority of South Africans went on holiday.

Radio – Mutual & Federal sponsored live traffic reports on national and regional stations during peak hours. These were supported by a 30-second radio commercial that advised policyholders to use the call centre number in the event of an accident.

Print – Mutual & Federal ran three different English and Afrikaans advertisements in leading newspapers countrywide advising policy holders to use the call centre number in the event of an accident.

Gross premiums

Gross premiums in Risk Finance grew by only 2%, but the Personal and Commercial portfolios grew 9% and 13% respectively, giving an overall increase of 9% against the prior year. This was achieved despite the cancellation of certain uneconomical blocks of business within the Personal division. Mutual & Federal does not accept risks at sub-economic rates and has diligently followed prudent underwriting practices.

Combined ratio weakens

Mutual & Federal generated an underwriting surplus of R366 million (2006: R455 million), or a ratio of 4.6% to earned premiums (2006: 6.1%), which is above our long-term objective of 4%. The estimation methods used in providing for claims and other technical liabilities were further refined and this released R96 million (2006: R215 million) into the underwriting result. If these adjustments are excluded, the underwriting result improved over the previous year by R52 million.

The trading environment remains conducive to producing an improved underwriting profit in 2008, with signs of a hardening of rates in certain sectors. Recent electricity load-shedding has created substantial inconvenience to Mutual & Federal, but is unlikely to impact the underwriting account significantly.

Solvency ratio

The solvency ratio has decreased from 49% to 42% following the payment of a special dividend of R2 per share in December 2007.

Strong growth in adjusted operating profit and return on capital exceeding target

The adjusted operating profit includes R262 million arising from a change in the long-term investment return rate from 11.1% to 15.6%. This, together with special dividends of R8 per share paid in 2006 and R2 per share in 2007, has contributed to an increase in the return on capital from 27.5% in 2006 to 31.7% in 2007. This is well ahead of our targeted return of 20%.

Market environment and outlook

The southern African general insurance market remained extremely competitive during 2007. Premium rates increased, but growth in premiums was more than offset by poor claims experience from weather-related claims and the motor book. More positively, the buoyancy of the economy has resulted in pockets of new markets and customers and the black middle class continues to drive the bulk of economic activity in South Africa.

There has been strong growth in the direct channels, driven by a growing preference of customers to deal with direct channel insurers. The motor books of most broker-based insurers have either been unprofitable or marginally profitable, and remain a strong challenge for insurers.

A gradual decline in the value of the Rand threatens to increase claims costs.

The vision of management remains to be the strongest and most successful short-term insurer in its chosen markets, being all classes of general insurance except those that carry long-term claims liabilities. In order to achieve this, management focuses on profitability, growth from new and existing markets and channels, new regions and acquisitions, as well as new products. Management plans to rejuvenate the brand to meet the challenges of the current and future market. Operational efficiencies will be achieved through new business processes and technology. In addition management is seeking to improve employee satisfaction and to realise significant transformation in the workplace.

Real growth in units will be achieved through new product development and exploration of alternative distribution channels and emerging markets. The business continues to focus on its key financial targets of sustaining a long-term average underwriting ratio of 4% and delivering a return on capital in excess of 20%, while maintaining service excellence to intermediaries and policyholders.

The loss ratio is expected to remain reasonably steady following the return to more normal claims patterns and the correction of certain underperforming accounts.

Mutual & Federal
SAFSIA 2007 Awards

Category
Insurance

Award
Personal Insurer of the Year

Group Finance Director's report
continued

Risk management

Underwriting risks are controlled through a formal system of parameters within Mutual & Federal that is only deviated from following approval by senior management. Reinsurance cover is set at conservative levels and is in place for losses arising from catastrophic events such as hurricanes, earthquakes, tornadoes, severe hail, floods and fires, with retentions set at conservative levels. The business does not provide cover against losses from terrorist attacks, a risk that is underwritten by the South African Government.

Management has set a number of financial objectives for the Group in pursuit of Mutual & Federal's corporate mission. The following performance against these was achieved during the year:

> an underwriting surplus of 4.6%, which was in excess of the long-term objective of 4%;
> general expenses increased by 9.0%, which was broadly within inflation levels and in accordance with the corporate objective;
> a return on capital in excess of 20%;
> following the payment of the special dividend, a solvency margin of 42% was achieved (it is expected that the ratio will be managed to a new target range of 30% to 35%), while the company maintained a level of 80% of shareholders' funds invested in listed equities.

The target for premium growth of inflation plus growth in Gross Domestic Product plus 2% was not achieved because of the highly competitive market, which made the pursuit of business inadvisable where this would have led to deterioration in profitability.

United States

Highlights

> Gross life sales of $6.1bn, up 58% on the prior year
  – Driven by Old Mutual Bermuda, which now represents 25% of Funds Under Management

> Asset Management net client cash flows of $35.2bn, 13% of opening funds under management
  – Driven by continued strong investment performance

> Life business achieves capital self-sufficiency
  – Dividend paid by the US business for the first time during 2007

> Long-term equity plans implemented at several affiliates
  – Half of our affiliates now have equity in the hands of employees

Funds under management

£170.1bn

Funds under management as percentage of Group

61%

Growth in funds under management

22%



Old Mutual's intermediary and first-ever US direct-to-consumer brand advertising campaigns. The campaigns focused on 'new thinking' and name recognition.

Old Mutual has built significant asset management and life assurance businesses in the United States through a number of acquisitions as well as strong organic growth over the past seven years. Our US businesses are well placed strategically to take advantage of demographic and other related trends as we continue to seek to develop innovative product solutions, deliver strong investment performance and grow our retail presence. Substantial investment was made during 2007 in a co-ordinated branding initiative aimed at financial intermediaries as well as individual retail consumers, focused on 'new thinking' and name recognition. In the fourth quarter, we commenced a campaign of television and radio commercials and online advertising plans. The campaign is a finalist for both an American Advertising Federation Addy Award (the world's largest advertising competition) and Fund Action's Ad Campaign of The Year.

Risk management

As a member of the financial services industry, both the US Life and Asset Management businesses are subject to certain risks. Additionally, each of these businesses contains risks specific to its own industry. Below are the risks inherent to both businesses.

Market and credit risk

Overall market and economic conditions, which are beyond the businesses' control and cannot be predicted with great certainty, generally have a direct impact on client asset valuations and the businesses' proprietary holdings. A diversified group of product offerings is maintained to mitigate underperformance across the business in a uniform manner. However, in an environment of adverse or uncertain market or economic conditions, the business could experience decreased fee-based and performance-based revenue, investment losses and decreased profitability.

Competition risk

The financial services industry has been, and is likely to continue to be, intensely competitive. The businesses compete with companies having greater financial resources and with companies offering other financial services. The businesses generally compete on the basis of their strong reputation, quality advice and superior service, performance, quality of employees and product offerings. In the event that the businesses are not able to compete successfully on one or more of these factors, they may face a reduction in market share, a reduction in revenues and/or a reduction in profitability.

Reputation risk

As participants in the financial services industry, the businesses must maintain a high-quality reputation in order to attract and retain clients and employees. If the businesses fail, or appear to fail, to deal properly with the various issues (for example, potential conflicts of interest or customer privacy), that could potentially harm their reputation and they could experience adverse effects to their operations and financial results.

Litigation risk

The businesses are subject to claims and lawsuits in the ordinary course of their activities, which can result in settlements and awards. It is inherently difficult to predict the ultimate outcome of these matters, particularly in cases in which claimants seek substantial or unspecified damages, and a substantial judgment, settlement, fine or penalty could be material to the businesses' operating results for a particular future period, depending on the results for that period.

Regulation risk

The businesses are subject to extensive regulation in the United States and around the world. Violation of applicable laws or regulations could result in fines, temporary or permanent prohibition from engagement in certain activities, reputation harm, suspension of personnel or revocation of their licences, suspension or termination of investment adviser or insurance registrations, or other sanctions, which could cause earnings to decline. Additionally, the businesses may be adversely impacted by regulatory and legislative initiatives imposed by various US and non-US regulatory and exchange authorities. Accordingly, the businesses maintain a disciplined compliance and legal infrastructure to ensure appropriate application of rules and regulations in conducting their business.

Operations risk

The businesses rely on their respective systems, operational processes and infrastructure to help process numerous transactions on a daily basis across various different markets. In the event of a breakdown in an operational process (for example, human error or employee misconduct), a malfunction of the businesses' systems or the third-party vendors' systems, or external events beyond the businesses' control such as a natural disaster that could impact both the operational processes and systems, the businesses could suffer business and financial losses and be subject to litigation and regulatory sanctions.

Old Mutual Capital, US
Mutual Fund Education Alliance Awards

Category
Best overall communication

Award
Best Small Company Group

Group Finance Director's report
continued

Client guideline risk

When clients retain one of the businesses to manage assets or provide products or services on their behalf, they specify guidelines or contractual requirements that the business is required to observe in the provision of its services. Failure to comply with these guidelines or contractual requirements could result in reputational damage or to the clients seeking to recover losses, clients withdrawing assets or terminating their contracts, any of which could cause earnings to decline.

US Life

Business profile

The US Life business comprises OM Financial Life Insurance Company and its subsidiary, OM Financial Life Insurance Company of New York, which are marketed under the name of Old Mutual Financial Network (OMFN) and Old Mutual Bermuda.

We commenced operations in the US life market in 2001 through the acquisition of several established insurance companies, the largest being OM Financial Life Insurance Company (formerly known as Fidelity and Guaranty Life Insurance Company). The business is headquartered in Baltimore, with a sales office in Atlanta, and offers a diverse portfolio of annuities and life insurance products to individuals in the United States.

Our operations were further strengthened in 2003 with the acquisition of Old Mutual Bermuda (formerly known as OMNIA Life (Bermuda)). This offshore variable annuity business has been positioned within private bank channels, one of the main sources of business for the international insurance market, and has provided significant sales growth since acquisition.

The US Life business has experienced strong new business growth since its acquisition, backed by Group capital injections in prior periods. US Life remitted a dividend to the Group in 2007.

US Life's fixed income investments are invested by our US Asset Management business, which manages these on a commercial basis. The majority of US Life's administrative functions are outsourced to third-party service providers.

While our OMFN products are distributed through various channels, the majority of sales are generated through established groups of managing general agents (MGAs), with the MGAs typically providing agents with access to a range of annuity and life assurance products from different suppliers.

Fixed index annuities (FIA)

Our FIA product has been consistently placed in the top five in the US product segment over the past few years. Under this product, the policyholder is guaranteed not to lose principal, with a return that is based on some participation in equity index movements. The potential equity index upside is covered using equity index options and futures, enabling us to provide the potential for gains while managing exposure to loss of principal.

Fixed annuities

These are fixed-rate contracts that involve the business investing in a portfolio of bonds that earn a spread above the rate guaranteed to the policyholder. There are two main types of fixed annuities, the principal purpose of one being to offer a tax-efficient way to save money for retirement, and the other to provide an income stream for life.

Variable annuities

The variable annuity products sold through our offshore business, Old Mutual Bermuda, are investment products targeted at non-US citizens residing outside the United States. The variable annuity product is essentially a unit-linked investment plan which provides various guarantees with distribution primarily through private banks.

2007 marked the launch by OMFN of our first onshore variable annuity. This product packages guarantees that provide offsetting risks to the business, which in turn results in pricing advantages to policyholders. The product is primarily sold through independent insurance agents. A second-generation product will soon be launched, designed for distribution through registered investment advisers.

Protection products

Our US Life business offers two principal protection product lines, term mortgage protection and universal life products, which provide flexible life assurance protection in the event of death or illness. Through the introduction of some product features such as partial return of premium benefits, and quick underwriting turnaround times, our products have grown rapidly in this traditional life segment.

The second advertisement in a campaign focused on "new thinking" and name recognition for Old Mutual's US direct-to-consumer brand.



Performance during 2007

Continuing strong international variable annuity sales add to diversity of earnings

Highlights ($m)	2007	2006	% change
IFRS adjusted operating profit (pre-tax)	195	230	(15%)
Return on equity	5.9%	7.3%[1]	
EV adjusted operating profit (pre-tax)	126	181	(30%)
Return on Embedded Value	3.8%	6.1%	
Life assurance sales (APE)	671	455[2]	47%
Value of new business (post-tax)	144	83	73%
New business margin (post-tax)	21%	18%[2]	
Present value of new business premiums	6,305	4,093[2]	54%
Funds under management ($bn)	24.1	22.1	9%

1 Restated due to change in ROE methodology.
2 Restated due to change in US Life APE calculation to align with the volume of new business calculation.

Growth in funds under management

Funds under management of $24.1 billion at year end were up 9% due to positive net client cash flows of $2.4 billion, primarily driven by strong Old Mutual Bermuda variable annuity sales, partially offset by increased surrenders on the Multi-Year Guaranteed Annuity block of business and a 1% decrease in the fair value of invested assets.

The business returned cash in 2007, while exceeding targeted risk-based capital ratios in the operating entities including OM Financial Life Insurance Company and Old Mutual Bermuda.

Excellent sales growth in international variable annuity business

Total life sales were $6.1 billion on a gross basis, up 58% over 2006. Total life sales APE was $671 million, a 47% increase over 2006. Sales by Old Mutual Bermuda were the largest contributor to the increase over the prior year.

Old Mutual Bermuda increased sales on an APE basis by 201% to $360 million compared to 2006, representing 54% of APE sales in the US Life business. The increase in sales was due to a new product launch in April 2007 and new distribution agreements in Asia. Bermuda now represents 25% of total funds under management. Universal life sales were up over the comparative period by 28% as part of a shift from a term life-focused distribution to a more balanced life portfolio. Continued demand for fixed indexed annuities was also a contributing factor. We have an attractive and diverse mix of product offerings including variable annuities, fixed indexed annuities, term life and universal life.

Value of new business and healthy margins driven by strong offshore variable annuity sales

VNB for the year of $144 million was up 73% due to the higher volume of Bermuda variable annuity business. The new business margin of 21% was at the high end of our longer-term expectations primarily driven by Bermuda variable annuity business. The overall business continues to benefit from good investment performance and enhanced distribution. Our co-ordinated retail distribution strategy has made good progress.

Underlying results solid

IFRS and EV adjusted operating profit and returns decreased in 2007 compared to 2006. This was due to assumption and modelling changes recorded during 2007 and non-recurring net investment income in the first half of 2006 of $18 million. As indicated at our interim results, we strengthened our annuitant mortality assumptions and adopted a more conservative approach to future assumed spreads. These changes resulted in a $277 million ($186 million post-tax) adjustment to Embedded Value, of which $195 million ($131 million post-tax) was in respect of annuitant mortality assumptions included within EV adjusted operating profit and a $60 million adjustment to pre-tax IFRS adjusted operating profit. Excluding these impacts, IFRS adjusted operating profit was up 20%, driven by higher average asset levels.

Credit update

3% of US Life's fixed income portfolio of $21 billion has direct exposure to sub-prime debt and this helped US Life weather the market turbulence during the second half of 2007. The sub-prime exposure is highly rated (86% is AAA, 99% is AA and higher, and 100% is A and higher), concentrated in first mortgages without rate-reset risk, and owner-occupied, rather than investor properties.

Approximately 2.3% of US Life's investment portfolio has exposure to monoline insurers, of which $493 million (85% of the total exposure) is indirect (wrapped) exposure, with a 95% fair value-to-book value ratio, and $90 million is direct (unsecured) exposure, with a 87% fair value-to-book value ratio. Of the 15% that represents the unsecured exposure, most is being recapitalised, or has sufficient funds to go into run-off mode, if necessary.

However, US Life was not fully immune to the unfavourable credit conditions and recorded $64 million of impairment provisions during the fourth quarter. For IFRS adjusted operating profit, the impairment provision did not impact the long-term investment return in 2007.

Old Mutual, US
2007 ADDY Awards

Category
Television Campaign

Award
Bronze award for 'So Old Mutual"

The investment portfolio's aggregate credit experience remained within expectations and is in line with long-term assumptions.

Market environment and Outlook

2008 will see the continued expansion and development of US Life's product portfolio across all of its product platforms in concert with its independent distribution partners. For the fixed annuity line, launches are planned of an indexed-linked guaranteed investment contract, a vesting bonus-type product, as well as several more traditional fixed annuity products. In January 2008 the domestic variable annuity range was augmented with the launch of an innovative zero-commission product, *Beacon Advisor*. This product is targeted at the growing fee-based planner community. During 2008 the domestic US variable annuity group will be launching a bank-focused distribution capability. Old Mutual Bermuda will continue to build on its extensive bank-focused distribution and plans to enhance its product line during 2008.

Driving towards a more balanced product portfolio will be a core emphasis including the build-out of both indexed universal life and traditional fixed universal life products. OMFN will continue to focus its efforts on expanding its *en Español* channel to meet the needs of the US Spanish-speaking market and maintain a leading position in the term insurance market.

The retail and brand strategy will evolve as we seek to expand our retail capability with a focus on affluent and middle-market baby-boomers by providing solutions that address people's needs during the life-cycle of accumulation, protection, retirement income and care.

Risk management
Underwriting risk

Underwriting risk is carefully controlled through underwriting principles governing product repricing procedures and authority limits. The underwriting process takes into account prospective mortality, morbidity and expense experience, with a large proportion of the mortality and morbidity risk reinsured to highly rated companies. In the event that such processes are not adequately designed or operating effectively to project experiences, the business may assume variances to expected earnings levels.

Policyholder option risk

Fixed annuity policyholder option risk is managed by investing in fixed securities with durations within a half year of the duration of the liabilities, with the exception of our longest duration liabilities, which are managed within a year of the liability duration, and cash flows in any period are closely aligned to ensure mismatches are minimal. Extensive interest rate scenario-testing is undertaken, as required by regulatory authorities, to ensure that the amounts reserved are sufficient to meet the guaranteed obligations.

Additionally, the guaranteed returns provided in relation to the fixed index annuity and variable annuity products are hedged to manage the matching of option payoffs to liability growth, with hedging positions reviewed and re-adjusted as necessary. In the event that misalignments of assets and liabilities occur, adverse impacts could result in a decline in earnings.

US Asset Management

Through our US Asset Management business, we combine the investment focus of boutique managers with the stability and resources of a large, international firm. We have created an environment where unique, entrepreneurial asset management boutiques can thrive and the investment professionals within them can do their best work for our clients. We have capitalised on our economies of scale and brought best-practice risk management, technology, legal and distribution capabilities to our affiliates. Our firms are free to focus their time and resources on delivering strong investment performance.

Business profile

Our US Asset Management business, based in Boston and established through the acquisition of UAM in 2000, now consists of 20 distinct boutique firms, including asset managers who specialise in high-quality, active investment strategies for institutional clients, high net worth individuals and mutual fund investors. Collectively, the Asset Management business offers over 100 distinctive investment strategies. Individually, however, each member firm has its own vibrant, entrepreneurial culture of investment managers focusing on their particular area of expertise.

The business has benefitted strongly from its affiliate structure, offering a diversity of investment styles, minimising exposure to the changing preferences of investors, and benefitting from efficiency savings resulting from the centralisation of compliance and distribution capabilities.

The third advertisement in a campaign focused on "new thinking" and name recognition for Old Mutual's US direct-to-consumer brand.



The business's asset mix is weighted towards value equities, fixed income and non-US Dollar-denominated international assets. While the business consists of a diverse range of affiliates, Acadian Asset Management, an international equities firm, is the largest manager with 25% of total funds under management, having nearly tripled in size since December 2005. Dwight Asset Management, a fixed income manager, accounts for 21% of total funds under management. Barrow, Hanley, Mewhinney & Strauss, a value equity manager, holds another 20% of the firm's assets. Over time, the largest firms within US Asset Management may change, depending on the market environment and investment styles currently in favour.

Most affiliates now operate under profit-sharing arrangements, with a certain percentage of operating profit, after overheads and salaries, paid to the affiliates as variable compensation. Long-term equity plans have also been implemented during 2007 at Acadian Asset Management, Analytic Investors and Thompson, Siegel and Walmsley. Half of our affiliates now own equity in their businesses, and additional implementations are planned for 2008. This model differentiates us from our competitors and, in conjunction with the profit-sharing arrangements, ensures that the interests of our affiliates are closely aligned with those of our shareholders.

US Asset Management's product range includes the following:

Institutional accounts

Actively managed investment products are offered in all the major asset classes and investment styles. The business's investment capabilities span US and global equities, fixed income, real estate and alternative asset classes. Separate accounts and actively managed commingled accounts are offered across a range of asset classes and investment strategies. Our US Asset Management business has been a pioneer in the market for 130/30 and similar strategies, which seek to enhance further the alpha produced through active management. This is a fast-growing area for investors, and these products typically command higher fees. Five of our affiliates (Acadian Asset Management, Analytic Investors, Thompson, Siegel & Walmsley, Thomson Horstmann & Bryant, and Dwight Asset Management Company) manage assets in this market. Acadian and Analytic in particular have established excellent five-year track records. We are also seeing a diversification of our client base, with a significant proportion of our net client cash flows coming from investors outside the United States.

Retail accounts

The *Old Mutual Advisor Funds* offered through our retail distribution arm, Old Mutual Capital, allow individual investors access to institutional-quality management in a mutual fund format.

Individual mutual funds are currently offered in a wide range of asset classes and investment styles. Funds are offered as single-strategy mutual funds, or alternatively as diversified asset allocation funds under the *Pure Portfolio* brand. In addition, multi-strategy funds are offered that leverage the capabilities of our firms as well as these of selected outside managers.

Single-strategy mutual funds are currently offered by our affiliates in US equities, fixed income, international equities, emerging markets, real estate investment trusts and money markets.

We achieved exchangeability between our two retail platforms during 2007, providing investors with the ability to trade in and out of the funds across the platforms, and we have also recently restructured our *Asset Allocation* funds into a fund-of-funds structure, enhancing our flexibility as well as helping to achieve scale in many of our single-strategy funds. A fund rationalisation exercise has also recently been initiated, aimed at consolidating or closing underperforming funds during the first half of 2008.

Performance during 2007
Another year of strong investment performance and asset growth

Highlights ($m)	2007	2006[1]	% change
IFRS adjusted operating profit	324	259	25%
Mutual fund/unit trust sales	3,782	3,088	22%
Net client cash flows ($bn)	35.2	31.0	14%
Operating margin	27%	27%	
Funds under management ($bn)	332.6	272.6	22%

1 2006 comparative information has been restated to include OMAM (UK) (transferred from the Skandia UK segment to the US Asset Management segment), and to exclude fund flows related to eSecLending, which was sold in 2006.

Group Finance Director's report
continued

Investment performance drives growth in funds under management

Strong investment performance at our affiliates continued to attract new funds during a volatile year in global equity markets. At 31 December 2007, 83% of assets had outperformed their benchmarks and 83% were ranked above the median of their peer group over the trailing three-year period. A pleasing $35.2 billion of net client cash flows, 13% of opening funds under management, were up 14% on 2006 with Rogge, Acadian, Barrow Hanley and Dwight the largest contributors. Market appreciation of $22 billion and the acquisition of $3 billion in assets at Ashfield Capital Partners contributed to an overall increase in funds under management of 22% to $332.6 billion at 31 December 2007.

Retail sales growth continues

Old Mutual Capital's gross mutual fund sales increased 3% from 2006 to $1,408 million despite the impact of volatile markets during the second half of the year. At year end, 14 of Old Mutual Capital's mutual funds carried four- or five-star rankings by Morningstar. OMAM (UK)'s unit trust sales increased 38% over 2006 to $2,374 million, benefitting from investments made during 2006 to enhance the product offering and distribution capabilities of the business.

IFRS adjusted operating profit increases 25%

Adjusted operating profit for the year was up 25% compared to the prior year, primarily as a result of increased funds under management and higher performance fees. The operating margin remained in line with the prior year, dampened during 2007 by expenses associated with long-term equity plan implementations. The loss of margin was offset, however, by above-average net client cash flows. Aligning the interests of our affiliates and shareholders through equity plans is critical to setting us apart in this regard.

Market environment and outlook

Competition in the United States is strong, with each of Old Mutual's Asset Management firms facing significant competition from other specialist providers. The differentiating factors between firms are often investment performance and product capabilities. Our investment managers have a record of delivering excellent long-term performance and, through our ability to leverage the diverse styles of our individual firms, we are able to seek targeted investment opportunities to broaden our product capabilities.

Institutional business remains the anchor of our portfolio, and in the near term is expected to continue to provide the majority of our asset growth, as well as support further expansion of our retail business, which will continue to be a focus in 2008. We will also continue to seek opportunities to develop our portfolio of asset managers as circumstances evolve.

Global equity markets have had a poor start to 2008, and in the absence of a recovery this will restrict earnings growth for our US Asset Management business over the coming year. However, our track record of excellent investment performance has positioned us well relative to our competitors, and our diversified asset mix between equities and fixed income will help us weather market volatility.

Risk management
Key employee risk

The business's employees are its most important assets, and competition for qualified employees is strong, especially for investment professionals. We mitigate the risk of loss of key employees through the use of long-term incentive schemes aligned with shareholder value targets, and through competition restrictions embedded in employment agreements. If the business cannot continue to attract and retain quality employees, or if the costs to attract and retain quality employees rise due to the competition for such employees, operations and financial performance could be adversely impacted.

Other Key Performance Indicators – US Asset Management

	2007	2006[1]
Annualised revenue full-year impact from net client cash flows ($m)	105	88
Average fee rate (basis points)	30	30
Return on capital	11%	10%

1 2006 comparative information has been restated to include OMAM (UK), and excludes fund flows related to eSecLending, which was sold in 2006.


*Ranked among best child ULIPs by: MONEY
kotak

Kotak Mahindra Old Mutual Life Insurance
An outdoor, print media and radio campaign for Kotak's Unit-Linked Child Plans, *Headstart Child Plans*.

Asia Pacific and other

Highlights

- > Strong growth in sales
- > Continued geographical and distribution expansion
- > Healthy new business margins consistent with those of listed competitors
- > Pursuing market entry strategy for further expansion

Funds under management

£6.5bn

Funds under management as percentage of Group

2%

Growth in funds under management

12%

Business profile

Operations in Skandia Group Australia include retail mutual funds and institutional investment funds. They are structured along two complementary business lines:

- > Retail: trading as Australian Skandia Limited, focusing on the delivery and administration of investments and superannuation solutions for retail investors. The platform is used by licensed financial advisers.
- > Institutional: currently operating under the Intech brand, providing institutional and corporate clients with multi-manager investment solutions.

Old Mutual's business in China, Skandia:BSAM is a 50:50 joint venture established in 2004 in conjunction with the Beijing State-Owned Asset Management Company (BSAM). It provides unit-linked assurance solutions for high net worth individuals and has licences to operate in Beijing, Shanghai, Jiangsu Province and Guangdong Province. Distribution is exclusively through third parties including banks, securities houses and brokers. China's unit-linked market is at an early stage of development and has promising potential in the longer term.

In India, Kotak Mahindra Old Mutual Life Insurance offers a range of individual and group life assurance products. Old Mutual currently owns a 26% stake in this joint venture with the Kotak Mahindra Group, with an option to increase this to 49% when applicable local legislation permits.

Performance during 2007

Highlights (£m)	2007	2006	% change
Australia unit trust/mutual funds sales	**604**	560[1]	8%
Australia institutional sales	**115**	–	n/a
Skandia:BSAM (China) gross premiums[2]	**122**	38	221%
Advisers selling Skandia:BSAM products	**2,477**	799	210%
KMOM (India) gross premiums[2]	**163**	108	51%
KMOM branches	**106**	65	63%

1 Skandia businesses included in the 2006 numbers have been adjusted on a pro-forma basis assuming ownership for 12 months rather than 11 months.
2 This represents 100% of the businesses; Old Mutual owns 50% of Skandia:BSAM and 26% of Kotak Mahindra Old Mutual Life Insurance (KMOM).

An award winning Group

Australian Skandia
John West Platform Awards

Category
Market growth

Award
Rising Star Award


诚信
integrity

Group Finance Director's report
continued

GBP exchange rates	AUD	RMB	INR
Closing	2.26	14.47	78.15
Average	2.39	15.23	82.77

In January 2008 we announced the appointment of Steffen Gilbert as Regional Head of Asia Pacific and also the establishment of our Asia Pacific headquarters in Hong Kong. This will form the base from which we intend to expand our existing operations in the region.

Australia

After breaking even for the first time in 2006, the business generated an operating profit of AUD7.8 million (£3.3 million) in 2007. At 31 December 2007, funds under management were AUD14.5 billion (£6.4 billion), up 2% from AUD14.2 billion (£5.7 billion) at 31 December 2006. This was made up of institutional funds of AUD8.7 billion and retail funds of AUD5.8 billion. Integration of the institutional business, acquired in late 2006, is now complete and on track to generate the expected cost savings. The 2007 John West Platform awards in Australia named Australian Skandia Limited as the rising star for having above-average platform funds under management growth.

China

Skandia:BSAM, now in its third full year of operation, continues to show strong sales growth (gross premiums for the year were over three times the prior year). Despite its recent entry into the market, of the 24 foreign-owned joint venture insurance companies in China, Skandia:BSAM had, for 2007, the eighth largest gross premium flows (up two places compared to 2006). Our unit-linked product range was granted "the most welcome financial product" award at the Shanghai Financial Expo 2007. New business margins are just over 25%, which is higher than our long-term expectations.

India

Kotak Mahindra Old Mutual Life Insurance Ltd continues to show steady progress. The business now operates in 74 cities, with 106 branches across India. Gross premiums for the calendar year were £163 million, up 51% from £108 million for the prior year. In September we agreed to boost the venture with a capital injection of INR1.5 billion (approximately £19 million) in order for the business to extend its office network and increase its workforce. New business margins are healthy and are consistent with those of listed competitors in the country.

Market environment and outlook

Old Mutual continues to see Asia Pacific as a very attractive growth region characterised by high levels of economic activity and rising disposable income and personal wealth well suited to quality protection and savings products.

Markets within the region are diverse and unsuited to a "one size fits all" business model. In developing our businesses in the region our plans reflect different stages of economic development, as well as varying cultures, languages, legal and regulatory frameworks.

Australia continues to be an attractive market in the Asia Pacific region for asset gathering activities given the high level of funds under management, strong growth and market maturity underpinned by Government superannuation legislation. While this is a highly competitive and regulated market, we continue to see good opportunities for growth.

Our key Asia Pacific objective is to develop a credible operation in terms of both size and profitability. As well as building and widening our presence in existing markets, we will develop opportunities for geographic expansion.

We will continue to provide working capital to our Indian and Chinese joint ventures to support their further expansion and expect our Australian business to continue to grow profitably in 2008.

Risk management

In addition to many of the risks faced by the other Old Mutual businesses, Asia Pacific has to contend with the challenges of operating in emerging markets with developing economies and regulatory environments. Our management teams have to face these challenges in small, dynamic, fast growing businesses. Accordingly management of risk is a key priority.

Jonathan Nicholls
Group Finance Director
27 February 2008


尊重
respect


责任
accountability


追求卓越
pushing beyond boundaries

Asia Pacific – Skandia
Values posters used by Skandia:BSAM based on the Group's values.

Forward-looking statements

This Business Review contains certain forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this Business Review or any other forward-looking statements that it may make.

Christopher Collins (68)[2]

F.C.A., has been non-executive Chairman since May 2005, having been a non-executive director since March 1999. He also chairs the Nomination Committee. He was formerly Chairman of Hanson PLC from 1998 until April 2005. He is Chairman of Forth Ports plc and a non-executive director of Go-Ahead Group plc.

Jim Sutcliffe (51)[2]

B.Sc., F.I.A., became Chief Executive in November 2001, having been appointed to the Board as Chief Executive of the Group's life assurance businesses in January 2000. He is also a non-executive director of Nedbank Group Limited, Nedbank Limited and Lonmin plc and a director of The Nelson Mandela Legacy Trust (UK). Before joining the Group, he was Chief Executive, UK, of Prudential plc and Chief Operating Officer of Jackson National, Prudential's US subsidiary.

Jonathan Nicholls (50)

B.A, A.C.A, F.C.T., has been Group Finance Director since November 2006, having previously been Finance Director of Hanson PLC from 1996. Prior to that, he held various roles at Abbey National from 1985. During his period at Hanson PLC he initiated continuous improvement at its operations in over 14 countries and introduced more rigorous capital appraisal and strategic planning processes. He was formerly a non-executive director of Man Group plc, a role he resigned from on joining the Company.

Julian Roberts (50)

B.A, F.C.A, M.C.T., has been Chief Executive of Skandia since February 2006. He was previously Group Finance Director of Old Mutual plc, a position he had held since joining the Group in August 2000. He was formerly Group Finance Director of Sun Life & Provincial Holdings plc. Before joining Sun Life & Provincial Holdings plc, he was a director and Chief Financial Officer of Aon UK Holdings Limited.

Nigel Andrews (60)[1,2,3]

B.Sc., M.B.A., has been an independent non-executive director of the Company since June 2002. He is non-executive Chairman of the Company's principal US holding company, Old Mutual (US) Holdings, Inc. He is a non-executive director of Chemtura Corporation, a governor of the London Business School and a trustee of the Victory Funds. Previously he was an Executive Vice President and member of the office of the CEO of GE Capital, having spent 13 years with The General Electric Company Inc.

Rudi Bogni (60)[1,2,3]

D.Econ. (Bocconi), has been an independent non-executive director of the Company since February 2002 and he chairs the Remuneration Committee. He will succeed Mr Broadhurst as the senior independent director upon Mr Broadhurst's retirement in May 2008. Mr Bogni is Chairman of Medinvest International SCA, Luxembourg. He is also a member of the boards of the LGT Foundation, Common Purpose International Limited and Prospect Publishing, and of the governing council of the Centre for the Study of Financial Innovation. He served previously as a member of the Executive Board and Chief Executive, Private Banking, of UBS AG, and before that he was Group Treasurer and a member of the Executive Committee of Midland Bank plc.

From left to right
Norman Broadhurst
Jonathan Nicholls
Richard Pym
Bongani Nqwababa
Christopher Collins
Jim Sutcliffe
Nigel Andrews
Lars Otterbeck
Julian Roberts
Russell Edey
Reuel Khoza
Rudi Bogni



Norman Broadhurst (66)[1,2,3]

F.C.A., F.C.T., has been an independent non-executive director of the Company since March 1999 and the senior independent director since May 2005. He chairs the Group Audit and Risk Committee. Having served nine years on the Board, he will retire at the AGM in May 2008 and will not seek re-election. He was Group Finance Director of Railtrack plc from 1994 to 2000. He is Chairman of Freightliner Limited, Chloride Group plc and Cattles plc. He is also a non-executive director of United Utilities plc.

Russell Edey (65)[1,2]

F.C.A., has been an independent non-executive director of the Company since June 2004. He is Chairman of Anglogold Ashanti Limited, deputy Chairman of N M Rothschild Corporate Finance Limited and a member of the Conseil de Surveillance of Paris-Orléans, SA. He previously served on the boards of English China Clays plc, Wassall plc, Northern Foods plc and Express Dairies plc. His career began in the Finance Division of the Anglo American Corporation of South Africa Limited in Johannesburg. In the 1970s he was General Manager – Corporate Finance of Capel Court Corporation in Melbourne. He joined Rothschild in 1977 and was Head of Corporate Finance from 1991 to 1996.

Reuel Khoza (58)

Eng.D., M.A., has been a non-executive director of the Company since January 2006 and Chairman of Nedbank Group since May 2006. Mr Khoza is Chairman of Aka Capital, which is 25% owned by Old Mutual Life Assurance Company (South Africa) and is the single largest participant in Nedbank's Corporate Client Scheme established as part of its BEE ownership arrangements. He is also a non-executive director of Nampak, Protea Hospitality Holdings and Corobrik. His previous appointments include Chairmanship of Eskom and non-executive directorships of Glaxo Wellcome SA, IBM SA, Vodacom, the JSE, JCI, Standard Bank and Liberty.

Bongani Nqwababa (41)[1]

B.Acc., C.A., M.B.A., joined the Board as an independent non-executive director on 1 April 2007. He has been Finance Director of the South African electricity utility group, Eskom Holdings Limited, since 2004. Prior to joining Eskom, he had been Treasurer and CFO of Shell Southern Africa. He is currently Chairman of the South African Revenue Services (Receiver of Revenue) Audit Committee.

Lars Otterbeck (65)

Dr. Econ., has been an independent non-executive director of the Company since November 2006. He is also Chairman of Skandia Insurance Company Limited, Hakon Invest AB, The Free Enterprise Foundation and Näringslivets Börskommittee (Industry and Commerce Stock Exchange Committee). He is Vice Chairman of the Swedish Corporate Governance Board and of the Third AP Fund as well as a non-executive director of AB Svenska Spel.

Richard Pym (58)[1]

B.Sc., F.C.A., joined the Board as an independent non-executive director on 1 September 2007. He is a member of the Group Audit and Risk Committee and will succeed Mr Broadhurst as Chairman of that Committee during 2008. Mr Pym was Group Chief Executive of Alliance & Leicester plc from 2002 until July 2007, and prior to that he held a number of senior financial and management roles at Alliance & Leicester plc and The Burton Group plc. He is also Chairman of Halfords Group plc and of Brighthouse Group Limited and was until 2007 a Vice President of the British Bankers Association.

Key:
1 Member of the Group Audit and Risk Committee
2 Member of the Nomination Committee
3 Member of the Remuneration Committee



Index to this section of the Report

Introduction and Combined Code compliance

The Group is committed to achieving high standards of corporate governance. The organisation is directed and controlled by its Board of Directors, and through systems of delegation and escalation, so as to achieve its business objectives responsibly and in accordance with high standards of accountability and integrity.

The principal governance rules that apply to UK companies listed on the London Stock Exchange are set out in the Combined Code appended to the Listing, Prospectus, Disclosure and Transparency Rules of the Financial Services Authority (the Combined Code). As the Company's primary listing is on the London Stock Exchange, this report mainly addresses the matters covered by the Combined Code, but the Company also has regard to governance expectations in the four other territories where its shares are listed (South Africa, Malawi, Namibia and Zimbabwe).

In the year ended 31 December 2007 and in the preparation of this Annual Report and these Accounts, the Company has complied with the main and supporting principles and provisions set out in the Combined Code as described in the following sections of this Report. The Company's compliance with Combined Code provisions C1.1, C2.1, C3.1 to C3.7, and the statement relating to the going concern basis adopted in preparing the financial statements, have been reviewed by the Company's auditors, KPMG Audit Plc, in accordance with guidance published by the Auditing Practices Board.

Board of Directors

Membership and directors' interests

The Board currently has 12 members, consisting of three executive and nine non-executive directors. All of the current directors except for Mr Nqwababa and Mr Pym (who were appointed to the Board in April and September 2007 respectively) served throughout the year ended 31 December 2007. Mr Michael Marks retired from the Board as a non-executive director and as a member of the Nomination and Remuneration Committees at the end of the Annual General Meeting on 24 May 2007.

Details of the directors' interests (including interests of their connected persons) in the share capital of the Company and quoted securities of its subsidiaries at the beginning and end of the year under review are set out in the following tables, while their interests in share options and restricted share awards are described in the section of the Remuneration Report entitled "Directors' interests under employee share plans". There have been no changes to any of these interests between 31 December 2007 and 27 February 2008.

	Old Mutual plc Number of shares	Nedbank Group Limited Number of shares
At 31 December 2007		
N D T Andrews	7,000	–
R Bogni	19,000	–
N N Broadhurst	2,416	–
C D Collins	75,000	–
R P Edey	25,000	2,604
R J Khoza	–	2,062[1]
J C Nicholls	106,764[2]	–
B Nqwababa	–	–
L H Otterbeck	–	–
R A Pym	20,000	–
J V F Roberts	806,546[2]	–
J H Sutcliffe	1,692,769[2]	–

	Old Mutual plc Number of shares	Nedbank Group Limited Number of shares
At 1 January 2007 (or date of appointment as a director, if later)		
N D T Andrews	7,000	–
R Bogni	19,000	–
N N Broadhurst	2,416	–
C D Collins	50,000	–
R P Edey	25,000	2,550
R J Khoza	–	2,062[1]
J C Nicholls	–[2]	–
B Nqwababa	–	–
L H Otterbeck	–	–
R A Pym	–	–
J V F Roberts	562,543[2]	–
J H Sutcliffe	1,318,971[2]	–
Former director (at 1 January 2007 and date of resignation)		
M J P Marks	–	–

1 This figure does not include shares in the Aka-Nedbank Eyethu Trust, one of Nedbank's Eyethu BEE trusts.
2 These figures do not include rights to restricted shares that have not yet vested, which are described in the Remuneration Report.

No director had a material interest in any significant contract with the Company or any of its subsidiaries during the year. Additional details of various non-material transactions between the directors and the Group are reported, on an aggregated basis along with other transactions by senior managers of the Company, in note 47 to the Accounts.

Rotation and re-election of directors

The Articles of Association of the Company require that any newly appointed directors should be subject to election at the next following Annual General Meeting and also that at least one third of the directors (excluding those appointed by the Board during the year) should retire by rotation each year. These provisions are applied in such a manner that each director submits himself for election or re-election at regular intervals and at least once every three years.

The Nomination Committee considered the candidates who are standing for election or re-election at this year's Annual General Meeting (as referred to in Ordinary Resolutions 3 (i) to (iv) in the Notice of Annual General Meeting) at its meeting in February 2008. In accordance with its findings, it recommends to shareholders the election of Mr Pym, and the re-election of Mr Andrews, Mr Edey and Mr Sutcliffe as directors based upon their respective professional qualifications, prior business experience and contribution to the Board. Biographical details of each of the candidates are contained in the Board of Directors section of this document.

Skills, experience and review

Plans for refreshing and renewing the Board's composition are managed proactively by the Nomination Committee so as to ensure that changes take place without undue disruption and that there is an appropriate balance of experience and length of service. That Committee also has regard, in making recommendations, to independence of candidates and their suitability and willingness to serve on other Committees of the Board. All of these aspects are currently believed by that Committee to be satisfactory and appropriate for the requirements of the Group's business. While there are currently only three executive directors, members of the Board have regular contact with the other most senior executive management (including the regional heads of the most significant business units of the Group), through the periodic participation in Board meetings and other briefing sessions by those executives.

Mandate, governance and Scheme of Delegated Authority

The Board's role is to provide entrepreneurial leadership to the Company within a framework of prudent and effective controls that enable risk to be assessed and managed. The Board sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for it to meet its objectives and reviews management performance. It regularly reviews strategic issues through the Chief Executive's report and also holds one or more strategy sessions each year at which high-level strategic matters are debated. The Board sets the Company's values and standards, and ensures that its obligations to shareholders and others are understood and met.

The Board receives a wide array of information on the Group's businesses on a regular basis. Monthly management accounts are circulated to each member of the Board within three weeks of the month end. These contain detailed analysis of the businesses' financial performance, including comparisons against budget. Any issues arising from these are addressed at Board meetings or can be raised directly with management. The Board calendar ensures that all key matters are dealt with on a scheduled basis over the course of the year, including presentations on each of the Group's major businesses. Board meetings are held regularly in the principal overseas territories where the Group operates, at which local management makes detailed presentations of business and strategic issues affecting those businesses.

The Board has oversight of the Group's wholly-owned businesses, but also: (i) delegates specific responsibilities for certain matters to its committees (Executive, Nomination, Remuneration, and Group Audit and Risk), subject to their respective terms of reference; and (ii) receives assurance from boards (and their respective committees) at the Group's principal subsidiaries. The governance relationships with the Group's majority-owned subsidiaries, Nedbank Group Limited and Mutual & Federal Insurance Company Limited, are somewhat different, in recognition of their own governance expectations as separately-listed entities on the JSE and the fact that they each have minority shareholders.

With respect to Nedbank Group, the Company entered into a relationship agreement in February 2004 setting out the Company's requirements and expectations as its majority shareholder. The full text of that relationship agreement is available on the Company's website. Among the matters covered are: (i) transactions involving members of the Nedbank Group that require prior consultation with or agreement by the Company; (ii) provision of information, including that required for assuring the Company about various aspects of corporate governance; (iii) consultation over senior appointments; and (iv) business co-operation.

The policyholders' funds of the Group's African life assurance operations have holdings representing in aggregate in excess of 20% of the issued share capital of companies listed on the stock exchanges of the countries in which those businesses operate. These are held purely as investments, and the companies concerned are not subject to the governance or control structures of the Group.

The Chairman and Company Secretary are both involved in ensuring good information flows within the Board and its committees and between senior management and the non-executive directors, as well as in facilitating induction and encouraging non-executive directors to attend courses at the Company's expense to update their skills and knowledge.

On appointment, new directors receive induction, including information about matters of immediate importance to the Group, such as the current budget and strategy documents, management accounts, the Scheme of Delegated Authority and details of the Company's directors' and officers' liability policy. They also have a series of meetings with other directors, senior management and external advisers (such as the auditors).

Processes are in place for any potential conflicts of interest to be disclosed and for directors to recuse themselves from participation in any decisions where they may have any such conflict or potential conflict.

The directors may take independent professional advice at the Company's expense for the furtherance of their duties, whether as members of the Board or of any of its committees.

The Company maintains directors' and officers' liability insurance in respect of legal action against its directors.

Directors have access to the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with. There is an agreed list of matters reserved for the Board's decision. These are set out in the Company's Scheme of Delegated Authority and currently include, among other things, the following:

- payment or recommendation of dividends;
- approval of results announcements, annual reports and any other public statements relating to the Group's financial position likely to have a material impact on the Group's reputation;
- approval of the Group's budgets and the formulation of medium- and long-term direction and strategy for the Group;
- establishment of committees of the Board, their constitution and terms of reference;
- monitoring of compliance with the Group's environmental policies;
- approval of the acquisition or disposal of any business or investment for a consideration of £25 million or more;
- approval of capital expenditure by a principal subsidiary in excess of its delegated expenditure authority;
- approval of significant changes to the accounting policies or practices of the Group;
- approval of any proposal as a result of which either Nedbank Group Limited or Mutual & Federal Insurance Company Limited would cease to be a majority-owned subsidiary of the Company;
- approval of appointments to the Board and renewal of non-executive directors' appointments, following prior review by the Nomination Committee;

> approval of any major decision relating to the conduct or settlement of any material litigation involving the Company or its subsidiaries;
> appointment and removal of the Company Secretary;
> appointment or termination of appointment of key professional advisers to the Group; and
> any other matters that are likely to have a material effect on the Group's financial position, future strategy or reputation.

Executive and non-executive roles

The executive element of the Board is balanced by a strong independent group of non-executive directors so that no individual or small group of individuals can dominate the Board's decision-making.

The non-executive directors scrutinise the performance of management in meeting agreed goals and objectives, and monitor the reporting of performance. Procedures are in place to enable them to satisfy themselves on the integrity of the Group's financial information and that financial controls and systems of risk management are robust and sustainable. Those non-executive directors who are members of the Remuneration Committee are responsible for determining appropriate levels of remuneration for the executive directors. Members of the Nomination Committee have a primary role in recommending the appointment and, where necessary, removal of executive directors. The Board as a whole receives and considers regular reports on talent management and succession planning.

Separately from the formal Board meeting schedule, the Chairman holds meetings with the other non-executive directors, without any executives being present, in order to provide a forum for any issues to be raised. He also conducts an annual performance evaluation of each of the other non-executive directors, with any resulting action points being reported to the Nomination Committee. These are designed to ensure that each director is continuing to contribute effectively and to demonstrate commitment to the role (including commitment of time for Board and Committee meetings and any other duties). The outputs from these performance evaluations are taken into account by the Nomination Committee in deciding whether to recommend to the Board the extension of engagement of non-executive directors and also whether to recommend to shareholders the re-election of any non-executive directors who are due to retire by rotation at the Annual General Meeting. They would also form the basis, if the need arose, for the Chairman to act to address any weaknesses identified in the Board by seeking the resignation of underperforming directors or proposing, through the Nomination Committee, that additional directors should be appointed.

Informal meetings among the non-executive directors, without the Chairman or any executive being present, are also facilitated by the Company. Among the activities carried out at such meetings is the annual review of the Chairman's own performance, under the aegis of the senior independent director, who also obtains such input as he considers appropriate for such purpose from the executive directors.

Where directors have concerns that cannot be resolved about the running of the Company or a proposed action, they are encouraged to make their views known and these are recorded in the minutes of the Board meeting. No written statements on resignation containing matters of concern, such as are referred to in paragraph A.1.4 of the Combined Code, were received by the Chairman during 2007.

The assignment of responsibilities between the Chairman, Mr Collins, and the Chief Executive, Mr Sutcliffe, is documented so as to ensure that there is a clear division between the running of the Board and executive responsibility for running the Company's business. This, together with the Scheme of Delegated Authority and the matters reserved for decision by the Board, ensures that no single individual has unfettered powers of decision.

Responsibilities of Mr Collins as Chairman include those contained in the Supporting Principle to paragraph A.2 of the Combined Code, namely leadership of the Board, ensuring its effectiveness in all aspects of its role and setting its agenda; ensuring that the directors receive accurate, timely and clear information; ensuring effective communication with shareholders; facilitating the effective contribution to the Board of non-executive directors in particular; and ensuring constructive relationships between the executive and non-executive directors.

The Board has determined that, in the absence of exceptional circumstances, no non-executive director's three-year cycle of appointment (which is itself subject to re-election and to Companies Act provisions relating to the removal of a director) should be renewed more than twice, i.e. that non-executive directors should serve a maximum of nine years in that role. The renewal of non-executive directors' terms for successive three-year cycles is not automatic and the continued suitability of each non-executive director is assessed by the Nomination Committee before renewal of his appointment takes place. A particularly searching review is carried out at the end of six years. The section of the Remuneration Report entitled "Non-Executive Directors' Terms of Engagement" describes the current position of each of the non-executive directors with respect to their maximum three terms of three years and how the extension process has been applied to the directors concerned.

The Board conducts an annual self-assessment exercise to evaluate the effectiveness of its procedures. In 2007, this process was carried out through a detailed questionnaire, with returns being submitted to the Company Secretary, who collated a report on the outputs for the Chairman and the Board. The Chairman took these into account in one-to-one meetings between himself and the other directors, so as to ensure that any concerns about Board processes or capabilities were identified and aired. Various action points were identified as a consequence of the 2007 survey.

Independence of non-executive directors

Seven of the eight current non-executive directors other than the Chairman (Messrs. Andrews, Bogni, Broadhurst, Edey, Nqwababa, Otterbeck and Pym) are considered by the Board to be independent within the meaning of, and having regard to the criteria set out in, paragraph A.3.1 of the Combined Code – i.e. independent in character and judgement and there being no relationships or circumstances which are likely to affect, or could appear to affect, their judgement. Mr Marks, who retired during the year, was also considered to be independent. The Board decided in February 2006, following a review by the Nomination Committee, that it was not appropriate to classify Mr Khoza as independent in view of the business interests between his company, Aka Capital, and the Company's banking subsidiary, Nedbank.

Mr Broadhurst has been the senior independent director since May 2005 and will be succeeded in that role, following his retirement from the Board at the Annual General Meeting on 8 May 2008, by Mr Bogni. The senior independent director is available to shareholders if they have concerns that are unresolved after contact through the normal channels of the Chairman, Chief Executive or Group Finance Director or where such contact would be inappropriate. The senior independent director's contact details can be obtained from the Company Secretary *(martin.murray@omg.co.uk).*

The terms and conditions of engagement of each of the non-executive directors are available in the Corporate Governance section of the Company's website. These include details of the expected time commitment involved (which each of the non-executive directors has accepted). Other significant commitments of potential appointees are considered by the Nomination Committee as part of the selection process and are disclosed to the Board when recommendation of an appointment is submitted. Non-executive directors are also required to inform the Board of any subsequent changes to such commitments, which must be pre-cleared with the Chairman if material.

The executive directors are permitted to hold one external (i.e. non-Group) non-executive directorship (but not a chairmanship) of another listed company, subject to prior clearance by the Board and the directorship concerned not being in conflict or potential conflict with any of the Group's businesses. Mr Sutcliffe was appointed as a non-executive director of Lonmin plc from 10 August 2007. Neither Mr Nicholls nor Mr Roberts currently holds any external non-executive directorships of another publicly quoted company.

2007 operations

The Board meets regularly during the year and met nine times on a scheduled basis during 2007. Meetings are co-ordinated with the Company's reporting calendar to allow for detailed consideration of interim and preliminary results and quarterly business updates. Scheduled sessions are also devoted specifically to strategy and business planning. In addition, the Board meets *ad hoc*, as and when required, to deal with specific matters requiring its consideration. It met *ad hoc* twice during 2007.

The scheduled Board meetings in 2007 included visits to the Group's businesses in South Africa and to Skandia UK in Southampton. These visits included presentations to the Board by the senior management teams of the local businesses.

Group Executive

The Group Executive (formerly known as the Old Mutual Executive) is the executive management committee through which the Company exercises its co-ordination and stewardship of the Group.

In addition to the executive directors of the Company (Mr Sutcliffe, Mr Nicholls and Mr Roberts), the other members of the Old Mutual Executive at 31 December 2007 were Mr Head and Mr Powers as the regional heads of South Africa and the USA respectively, and Mrs Harris, the Group Risk Director. The Company Secretary also serves as Secretary to the Group Executive.

Board Committees

The Board has a number of standing committees or sub-committees, to which various matters are delegated in accordance with their respective terms of reference. The Board also establishes committees on an *ad hoc* basis to deal with particular matters as and when thought fit. In doing so, it specifies a remit, quorum and appropriate mix of executive and non-executive participation. Further information on the main standing committees and sub-committees of the Board is set out below.

Group Audit and Risk Committee

Members and years of appointment: N N Broadhurst (Chairman) (1999), N D T Andrews (2003), R Bogni (2002), R P Edey (2004), B Nqwababa (2007), R A Pym (2007).
Secretary and year of appointment: M C Murray (1999)
All of the members of the Group Audit and Risk Committee are independent non-executive directors. The Chairman, Mr Broadhurst, is a Chartered Accountant and has recent and relevant financial experience as a former finance director and as Chairman or non-executive director of a number of other major UK companies. Upon his retirement from the Board at the Annual General Meeting on 8 May 2008 he will be succeeded as Chairman of the Committee by Mr Pym (subject to Mr Pym himself being duly elected at that meeting). Mr Pym is also a Chartered Accountant with a wide range of recent and relevant financial experience, having been Chief Executive of the major UK banking group, Alliance & Leicester plc, until July 2007. All members of the Committee are expected to be financially literate and to have relevant corporate finance experience.

The Committee:

> monitors the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, including reviewing significant financial reporting judgements contained in them;
> reviews the Company's internal financial controls;
> monitors and reviews the independence and effectiveness of the Company's internal audit function and its activities. An internal audit charter, reviewed and approved by the Committee, governs internal audit activity within the Group and such activities are conducted in accordance with an annual audit plan. Progress against that plan is reported regularly to the Committee;

> receives and reviews reports on risk matters;
> makes recommendations to the Board, for it to put to shareholders for their approval in general meeting, in relation to appointment, reappointment and removal of the external auditors and approving their remuneration and terms of engagement;
> reviews and monitors the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
> develops and implements policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm, reporting to the Board any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken; and
> reviews the Group's whistleblowing arrangements.

At its meetings during 2007, the Committee received reports covering, among other things:

> the accounting principles, policies and practices adopted in the Group's accounts;
> significant accounting and actuarial issues;
> Economic Capital principles that are being adopted by the Group;
> tax, litigation and contingent liabilities affecting the Group;
> any significant findings or control issues arising from internal audits carried out around the Group;
> environmental and corporate responsibility matters; and
> significant risks and related risk management practices across the Group.

A number of audit or audit and risk committees operated at subsidiary level during 2007, including at Old Mutual Life Assurance Company (South Africa) Limited, Old Mutual (US) Holdings, Inc., Skandia AB, Skandia UK, Skandia Nordic, Skandia Europe & Latin America (the latter two from the fourth quarter of the year), Nedbank Group Limited and Mutual & Federal Insurance Company Limited, with terms of reference (in relation to the businesses under their respective remit) broadly equivalent to those of the Committee. The Committee received minutes of the proceedings and reports from subsidiary audit committees on a regular basis and the Chairmen of various of these subsidiary audit committees were invited to attend meetings of and report to the Committee periodically. A planning meeting was held between the Chairman of the Committee and the Chairmen of the main subsidiary audit committees, the regional heads of internal audit and representatives of the Group's auditors during November 2007, to co-ordinate the audit committees' activities and to review and approve the scope of internal audit plans for 2008. Such planning meetings take place annually.

During 2007, the Group established Internal Review Committees through which Group Finance reviews in detail the results of the major businesses on a half-yearly basis in conjunction with the Chief Executives and Finance Directors of the businesses covered. Alongside these meetings, an Internal Actuarial Review Committee meets to review the actuarial aspects of the results of the life businesses around the Group. Findings from these meetings are incorporated into reports to the Group Audit and Risk Committee.

The Committee is responsible for the development, implementation and monitoring of the Group's policy on external audit. The policy assigns overall responsibility for monitoring the independence and objectivity of, and compliance with ethical and regulatory requirements by, the external auditors to the Committee and day-to-day responsibility to the Group Finance Director.

The Group's policy on external audit sets out the categories of non-audit services that the external auditors are and are not allowed to provide to the Group. Further details of this policy are set out under the heading "Auditors" later in this report.

To fulfil its responsibility regarding the independence of the external auditors, the Committee reviewed:

> changes in key external audit staff in the external auditors' plan for the year;
> the arrangements for day-to-day management of the audit relationship;
> a report from the external auditors describing their arrangements to identify, report and manage any conflicts of interest; and
> the overall extent of non-audit services provided by the external auditors, in addition to their case-by-case approval of the provision of non-audit services by the external auditors.

To assess the effectiveness of the external auditors, the Committees reviewed:

> the external auditors' fulfilment of the agreed audit plan and variations from the plan; and
> the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements.

To fulfil its responsibility for oversight of the external audit process, the Committee reviewed:

> the terms, areas of responsibility, associated duties and scope of the audit as set out in the external auditors' engagement letter for the year;
> the external auditors' overall work plan for the year;
> the external auditors' fee proposal;
> any major issues that arose during the course of the audit and their resolution;
> the key accounting and audit judgements;
> the levels of errors identified during audit; and
> any recommendations made by the external auditors in their management letter and the adequacy of management's response.

Based on its satisfaction with the results of the activities outlined above, the Committee has recommended to the Board that the external auditors should be reappointed for 2008.

The Committee's role in relation to monitoring of risk is explained in more detail in the "Risk governance" section of this report.

In relation to internal audit, the Committee reviewed:

> internal audit's terms of reference, reporting lines and access to the Committee and members of the Board;
> internal audit's plans and resources and its achievement of the activities planned as part of its agreed programme for the year;
> the results of key audits and other significant findings, the adequacy of management's responses and the timeliness of resolution; and
> statistics on staff numbers, qualifications and experience and timeliness of reporting.

The Group's whistleblowing arrangements enable employees of the Group and others to report, in confidence, via a dedicated hotline operated by an independent firm of accountants, complaints on accounting, risk issues, internal controls, auditing issues and related matters. Any matters so reported are investigated and escalated to the Committee as appropriate. Efforts are also made to educate staff around the Group about the existence of the whistleblowing facility and to help them detect the signs of possible fraudulent or improper activity.

The Committee holds private meetings with the external auditors twice yearly (or more often, if requested by the auditors) to review key issues. The Chairman of the Committee also has regular interaction with the external auditors, the Group Internal Audit Director and the Group Risk Director, as well as with the Chairmen of subsidiary audit committees and the Group Finance Director, so as to remain abreast of issues as they arise during the year.

Remuneration Committee

Members and years of appointment: R Bogni (Chairman) (2005), N D T Andrews (2002), N N Broadhurst (1999), R P Edey (2007). Other member during part of the year: M J P Marks (appointed 2004, ceased on 24 May 2007). Secretary and year of appointment: M C Murray (1999)
Details of the role and activities of the Remuneration Committee and how the Remuneration Committee and the Board have applied the main and supporting principles and the Code Provisions in Section B of the Combined Code relating to remuneration matters are provided in the Remuneration Report.

Nomination Committee

Members and years of appointment: C D Collins (1999, became Chairman in May 2005), N D T Andrews (2005), R Bogni (2003), N N Broadhurst (1999), R P Edey (2005), J H Sutcliffe (2003). Other member during part of the year: M J P Marks (appointed 2005, ceased on 24 May 2007). Secretary and year of appointment: M C Murray (1999)
The Nomination Committee makes recommendations to the Board in relation to the appointment of directors, the structure of the Board and membership of the Board's main standing committees. It also reviews development and succession plans for the most senior executive management of the Group and proposed appointments to the boards and standing committees of principal subsidiaries where these are material in the context of the Group as a whole. It is chaired by the Chairman of the Board, Mr Collins, and a majority of its members (four out of six) are independent non-executive directors.

The Nomination Committee seeks to ensure that its process for identifying candidates for recommendation to the Board as new directors is formal, rigorous and transparent. Vacancies generally arise in the context of either planned refreshing and renewal of the Board, replacing directors who are due to retire, or adjusting the balance of knowledge, skills or independence of the Board.

Mr Nqwababa's appointment (which took effect from 1 April 2007) was recommended by the Committee to replenish South African representation on the Board following the resignation of Professor Nkuhlu in October 2006, and his candidature was established through a shortlisting of potential suitable appointees against a job specification, with assistance from external advisers. Mr Pym was appointed as a non-executive director from 1 September 2007 following a search conducted through independent headhunters for a candidate with appropriate financial services and accounting experience to be a potential successor to Mr Broadhurst (who is retiring at the Annual General Meeting in May 2008) as Chairman of the Group Audit and Risk Committee.

In identifying candidates, appropriate regard is paid to ensuring that they will have sufficient time available in the light of their other commitments to discharge their duties as directors of the Company.

Executive Committee

Members: J C Nicholls, J V F Roberts, J H Sutcliffe
The Executive Committee is a committee comprising the executive directors of the Company, to which executive control and decision-making are delegated, subject to reservation of matters that require approval by the Board itself. A quorum comprises two of the executive directors. The Committee met ten times during 2007.

Group Capital Management Committee

Members and years of appointment: J C Nicholls (Chairman) (2006), A Duncan (2006), R Harris (2007), D I Hope (2002), M Mittal (2006), J H Sutcliffe (2002). Secretary and year of appointment: J Simpson (2007)
The Group Capital Management Committee is a sub-committee of the Executive Committee. Its role is: (i) to agree capital allocation up to the delegated authority of the Executive Committee, or make recommendations to the Board for allocations in excess of the Executive Committee's authority; (ii) to recommend to the Board the most appropriate capital structure for the Group having regard to long-term strategic objectives, the current business plan, risk appetite parameters and target credit ratings; (iii) to sign off a capital plan for the Group as part of the annual business planning process; (iv) to allocate capital in accordance with the business plan; (v) to approve the overall investment strategy of the Group's shareholders' funds; (vi) to set an appropriate framework for managing capital and to issue guidelines and/or recommend targets in order to ensure the appropriate management of capital; (vii) to receive reports from Group Finance, Group Risk and business units so that it can monitor performance against agreed criteria; and (viii) to consider and approve any changes in required capital outside that agreed in the business plan, including the remittance or withdrawal of capital from business units.

Terms of reference

The terms of reference of each of the principal committees of the Board are available in the Corporate Governance section of the Company's website.

The membership and chairmanship of the Board's standing committees are regularly reviewed by the Nomination Committee so as to ensure that they are refreshed and that undue reliance is not placed on particular individuals.

Each of the Group Audit and Risk, Remuneration and Nomination Committees conducted a self-assessment exercise during 2007 to address, among other things, whether their respective terms of reference had been fulfilled satisfactorily during the year, whether the Committees had the necessary skills and resources and were receiving a satisfactory level of information in order to discharge their responsibilities, and whether their processes and methods could be improved. These were each conducted via questionnaires to members of the Committee concerned and other key participants in the Committee's activities (including the external auditors, in the case of the Group Audit and Risk Committee). The results were collated by the Company Secretary and reported to the Committees for consideration.

Attendance record

The table below sets out the number of meetings held and individual directors' attendance at meetings of the Board and its principal standing committees (based on membership of those committees, rather than attendance as an invitee) during 2007.

Messrs Collins, Nicholls and Sutcliffe attended all of the Group Audit and Risk Committee meetings held during the year, at the invitation of the Chairman of that Committee (but members of management were absent for the private sessions between members of that Committee and the auditors). Mr Collins and Mr Sutcliffe also attended all of the Remuneration Committee meetings at the invitation of the Chairman of that Committee, but absented themselves for any matters relating to their own respective remuneration arrangements. Attendance at Committee meetings by persons other than the members is always at the invitation of the Chairman of the Committee concerned.

	Board (scheduled and *ad hoc*)	Group Audit and Risk Committee	Remuneration Committee	Nomination Committee
Number of meetings held	**11**	**5**	**5**	**5**
N D T Andrews	11/11	5/5	4/5	4/5
R Bogni	11/11	5/5	5/5	4/5
N N Broadhurst	11/11	5/5	5/5	5/5
C D Collins	11/11	–	–	5/5
R P Edey	11/11	5/5	3/3	5/5
R J Khoza	11/11	–	–	–
J C Nicholls	10/11	–	–	–
B Nqwababa	8/9	1/2	–	–
L H Otterbeck	11/11	–	–	–
R A Pym	5/5	1/1	–	–
J V F Roberts	11/11	–	–	–
J H Sutcliffe	11/11	–	–	5/5
Former director				
M J P Marks	4/4	–	2/2	2/2

Governance

Auditors

During the year ended 31 December 2007, fees paid by the Group to KPMG Audit Plc, the Group's auditors, and its associates (KPMG) totalled £9.6 million for statutory audit services (2006: £9.9m), £0.4 million for other audit and assurance services relating to European Embedded Value reporting (2006: £0.3 million), and £3.9 million for tax and other services (2006: £3.4 million). In addition to the above, Nedbank Group paid a further £2.5 million (2006: £2.9 million) to Deloitte in respect of joint audit arrangements.

The following guidelines have been approved by the Group Audit and Risk Committee as part of the Group's policy on non-audit services:

> prior to accepting a proposed non-audit engagement, the lead audit engagement partner and management will assess the threats to objectivity and independence and consider safeguards to be applied. Such assessment will be repeated whenever the scope and objectives of the non-audit service change significantly. Before accepting a proposed engagement to provide a non-audit service to the Group and its subsidiaries, the audit engagement partner and management will:
  - consider whether it is probable that a reasonable and informed third party would regard the proposed engagement as being inconsistent with the objectives of the audit of the financial statements;

  - identify and assess the significance of any related threats to the firm's objectivity including any perceived loss of independence; and
  - identify and assess the effectiveness of the available safeguards to eliminate or reduce threats to an acceptable level;
- where it is assessed that it is probable that an informed party would regard the proposed service as being inconsistent with the objectives of the firm as auditors, the firm will not be permitted to undertake the non-audit service;
- reports are tabled quarterly at Group Audit and Risk Committee meetings setting out the details of the non-audit services being provided by the Group's auditors. These include a comparison of fees paid for audit services and fees paid to other accounting firms engaged for similar services;
- the Company and its auditors have agreed that they will not, directly or indirectly, solicit the employment of key senior staff and management of the respective organisations without prior written mutual consent. Partners and directors of the audit firm who have acted as lead partner or as a key audit partner for the Group will not be permitted to join Old Mutual Group as a director or in a senior management position until at least two years have passed since the partner/director ceased to be associated with the audit.

The following process governs the provision of non-audit services provided by the auditors:

- there is a schedule of non-audit services that need to be approved in principle on an annual basis and are reported, as and when provided, on a regular basis. This is in line with the SEC's guidelines on auditor independence;
- all non-audit work costing less than £50,000 placed with the external auditors is to be approved by the Head of Group Finance or Business Unit Chief Financial Officer;
- all non-audit work in excess of £50,000 placed with the external auditors is to be agreed by the Group Finance Director or his designate;
- all non-audit work in excess of £300,000 placed with the external auditors is to be subject to competitive tender and agreed by the Group Finance Director and Group Chief Executive;
- all non-audit work in excess of £1 million placed with external auditors is to be approved by the Group Audit and Risk Committee;
- cumulative fees in respect of non-audit services for any financial quarter should not exceed £250,000 without approval of the Group Audit and Risk Committee or its Chairman; and
- cumulative fees in respect of non-audit work for the Group should not exceed total statutory audit and audit-related fees in any one year without the approval of the Group Audit and Risk Committee.

KPMG Audit Plc has expressed its willingness to continue in office as auditor to the Company and, following a recommendation by the Group Audit and Risk Committee to the Board, a resolution proposing its reappointment will be put to the Annual General Meeting (Resolution 4 in the Notice of Annual General Meeting).

Arrangements have been made, in conjunction with KPMG Audit Plc, for appropriate audit partner rotation in accordance with recommendations of the Institute of Chartered Accountants in England and Wales. The current lead audit partner in the UK, Mr Alastair Barbour, has been in place since 2005.

General Meetings

The Board uses the Annual General Meeting (AGM) to comment on the Group's trading performance during the first quarter of the year. A record of the AGM proceedings is made available on the Company's website shortly after the end of the Meeting. All items of formal business at the AGM are conducted on a poll, rather than by a show of hands. The Company has arrangements in place through its registrars, Computershare Investor Services, to ensure that all validly submitted proxy votes are counted, and a senior member of Computershare's staff acts as scrutineer to ensure that votes cast are properly received and recorded.

Each substantially separate issue at the AGM is dealt with by a separate resolution and the business of the AGM always includes a resolution relating to the approval of the Report and Accounts. The Chairmen of the Group Audit and Risk, Remuneration and Nomination Committees are available to answer any questions on the matters covered by these Committees at AGMs. All of the directors who were in office at the date of the meeting attended the AGM in 2007, except Mr Edey, who was prevented from doing so by an injury.

The notice of AGM and related materials contained in the Report and Accounts or Summary Financial Statements are sent out to shareholders in time to arrive in the ordinary course of the post at least 20 working days before the date of the AGM.

Results of the Annual General Meeting 2007

The results of the polls on the resolutions at the Annual General Meeting held on 24 May 2007 were as follows:

Ordinary resolutions

Resolution 1

To receive and adopt the directors' report and accounts for the year ended 31 December 2006

In favour	Against	% in favour	Votes withheld*
2,810,830,189	1,967,510	99.93	6,413,431

Resolution 2

To declare a final dividend of 4.15 pence per ordinary share

In favour	Against	% in favour	Votes withheld*
2,815,469,616	168,829	99.99	3,592,776

Resolution 3 (i)

Election of Mr J C Nicholls as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,810,691,700	1,119,976	99.96	7,397,855

Resolution 3 (ii)

Election of Mr B Nqwababa as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,809,858,333	1,303,057	99.95	8,048,141

Resolution 3 (iii)

Re-election of Mr L H Otterbeck as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,811,788,762	1,114,560	99.96	6,305,399

Resolution 3 (iv)

Re-election of Mr C D Collins as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,812,692,028	958,766	99.97	5,580,427

Resolution 3 (v)

Re-election of Mr J V F Roberts as a director of the Company

In favour	Against	% in favour	Votes withheld*
2,786,118,762	9,971,030	99.64	23,123,449

Resolution 4

Reappointment of KPMG Audit Plc as auditors to the Company

In favour	Against	% in favour	Votes withheld*
2,783,940,615	10,549,301	99.62	24,711,305

Resolution 5

Authority to the Group Audit and Risk Committee of the Company to settle the remuneration of the auditors

In favour	Against	% in favour	Votes withheld*
2,810,056,611	3,168,099	99.89	5,975,899

Resolution 6

Approval of the Remuneration Report in the Company's report and accounts

In favour	Against	% in favour	Votes withheld*
2,453,741,960	334,922,846	87.68	20,545,643

Resolution 7

Approval of proposals arising from the closure of the Company's Unclaimed Shares Trusts

In favour	Against	% in favour	Votes withheld*
2,800,708,336	4,574,525	99.84	13,926,854

Resolution 8

Authority to allot relevant securities up to an aggregate nominal amount of £55,009,000

In favour	Against	% in favour	Votes withheld*
2,438,807,540	374,173,883	86.70	5,826,885

Special resolutions

Resolution 9

Authority to allot equity securities up to a maximum nominal aggregate amount of £27,504,000

In favour	Against	% in favour	Votes withheld*
2,459,018,515	353,633,160	87.43	6,158,842

Resolution 10

Authority in accordance with section 166 of the Companies Act 1985 to purchase up to 550,090,000 Ordinary Shares of 10p each in the Company by way of market purchase

In favour	Against	% in favour	Votes withheld*
2,810,630,662	3,563,066	99.87	4,614,579

Resolution 11

Approval of contingent purchase contracts to enable shares to be bought back on the overseas stock exchanges where the Company's shares then had secondary listings

In favour	Against	% in favour	Votes withheld*
2,807,228,994	4,278,373	99.85	7,222,098

* A vote withheld is not a vote in law and is therefore not counted in the calculation of votes.

Each of the resolutions at the 2007 AGM was accordingly duly passed.

Internal control environment

The Board retains its overall responsibility for the Group's system of internal control and for reviewing its effectiveness, while the role of executive management is to implement Board policies on risk and control.

Executive management has implemented an internal control system designed to facilitate the effective and efficient operation of the Group and its business units, enabling management to respond appropriately to significant risks to achieving the Group's business objectives. It should be noted that the system is designed to manage, rather than eliminate, the risk of failure to achieve the Group's business objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

This system of internal control helps to ensure the quality of internal and external reporting, compliance with applicable laws and regulations, and internal policies with respect to the conduct of business.

The Board has reviewed the effectiveness of the system of internal control during and at the end of the year. This review covered all material controls, including financial, operational and compliance controls and the risk management framework.

The Board is of the view that there is a sufficient ongoing process for identifying, evaluating and managing the significant risks faced by the Group, and that this process has been in place for the year ended 31 December 2007 and up to the date of approval of this Report. The process accords with the Turnbull guidance set out in "Internal Control Guidance for Directors on the Combined Code" and is regularly reviewed by the Board.

Internal audit

The Group Internal Audit (GIA) function operates on a decentralised basis, with teams established at all major businesses. Internal audit carries out regular risk-focused reviews of the control environment and reports on these to local executive management. The Director, Group Internal Audit has access to all reports issued by each audit team, and prepares a report to the Group Audit and Risk Committee. He reports functionally to the Chairman of the Group Audit and Risk Committee and administratively to the Group Risk Director and also enjoys unrestricted access to the Chief Executive and the audit committees of the Group's principal subsidiaries.

The internal audit function has adopted a single audit methodology, aligned to current international standards by Group Risk Services, which is a centralised function responsible for ensuring quality and consistency of risk management practices and internal audit working practices around the Group.

An extensive independent review of internal audit by external experts was carried out in 2007, in keeping with the IIA's Standards of Professional Practice and GIA was found to be in compliance with the requirements of the IIA.

Categorisation as a Major Retail Group

Old Mutual plc was recategorised as a Major Retail Group by the UK Financial Services Authority for the purposes of regulatory supervision following the Group's acquisition of Skandia during 2006.

Risk governance

The Group's risk governance model is based on three lines of defence. This model distinguishes between functions owning and managing risks, functions overseeing the management of risks, and functions providing independent assurance.

Risk management

Under the first line of defence, the Board sets the Group's risk appetite, approves the strategy for managing risk and is responsible for the Group's system of internal control. Management and staff within each business have the primary responsibility for managing risk, while the Chief Executive, supported by the Group Executive, has overall responsibility for the management of risks facing the Group. Management and staff within the businesses are responsible for the identification, assessment, management, monitoring and reporting of enterprise risks arising within their respective areas.

Risk oversight

The second line of defence is provided by the Group Risk Director supported by subsidiary Chief Risk Officers and their respective Risk functions. In addition, other specialist in-house functions at Company and subsidiary levels, such as Treasury, Actuarial and Legal, provide technical support and advice to operating management to assist them with the identification, assessment, management, monitoring and reporting of financial and non-financial risks. The Group risk function recommends Group Risk Principles to the Board for approval, provides objective oversight and co-ordinates enterprise risk management (ERM) activities in conjunction with other specialist risk-related functions.

Independent assurance

The third line of defence is designed to provide independent objective assurance on the effectiveness of the management of enterprise risks across the Group. This is provided to the Board through GIA, the external auditors and the Group Audit and Risk Committee, supported by Audit and Risk Committees at subsidiaries.

Approach to risk management

The Group derives its approach to risk management and control from a shareholder value perspective. As a result, the risk process is based on an ERM concept, which takes a holistic approach to the managed acceptance of risks on an enterprise-wide basis. This involves identifying the key risks that affect the achievement of the Group's objectives. Risks are assessed on an inherent basis, by establishing the main influences on the risks in the absence of any controls. The residual risk is assessed after identifying the controls in operation. Where the residual level is outside the risk appetite, further controls and action are identified to bring the risks within the risk appetite. Risk management is not limited solely to the downside or risk avoidance, but is about taking risk knowingly and using this for competitive advantage.

In order to meet its ERM objectives, the Group follows a framework which contains the following components: (i) a robust risk governance structure; (ii) risk appetites established at Group and subsidiary level; (iii) Group-wide risk policies and risk language; and (iv) methodologies that focus on risk identification, risk measurement, risk assessment, action plans, monitoring and reporting. Each component is explained in more detail in the sections below.

A review of the Group's ERM practices and framework was initiated in late 2007. The results will be used to enhance existing practices and to ensure that the Group continues to employ world-class risk management practices.

Risk appetite

The Group's risk appetite defines the Group's willingness to balance risk exposures with reward, and the management and monitoring of those exposures. Risks or events outside the agreed risk appetite are identified and reviewed with remedial action agreed and then are subject to oversight by executive management and agreed by the Group Audit and Risk Committee. The Group's risk appetite encompasses: (i) volatility and quantum of returns to shareholders; (ii) value for money for customers; (iii) financial strength ratings; (iv) regulatory solvency; and (v) how risks are monitored and controlled. Compliance with the risk appetite is monitored through the quarterly business review process.

Group risk principles

Group risk principles have been established for each major risk category to which the Group is exposed. These are designed to provide management teams across the Group with guiding principles and requirements within which to manage risks. Business unit risk policies expand on these principles and contain detailed requirements for the specific business concerned.

Adherence to these principles provides the Board and the Company's stakeholders with assurance that high-level common standards are consistently applied throughout the Group and also contributes to strong governance within the Group.

Risk methodologies

Risk identification

Strategic objectives, reflecting management's choice as to how the Group will seek to create value for its stakeholders, are translated into business unit objectives. Risks (and risk events) that would prevent the achievement of both the strategic and business objectives are then identified. Risk identification is thus part of the annual business planning process as well as an ongoing process.

Risk assessment and measurement

Various means of assessing, categorising and measuring enterprise risks and risk events are used throughout the Group. These include estimating the financial impact and the likelihood of risk occurrence, trend and "traffic light" assessments and high/medium/low assessments.

Action plans

Action plans to implement the risk management strategy in respect of key risks or to remedy a material breakdown in control are recorded on risk and control logs maintained by each business unit. The expected date of mitigation of the risk is recorded, along with the person responsible for the mitigating action.

Monitoring and control

The Board regularly receives and reviews reports on risks and controls across the Group. These reviews cover all material controls, including financial, operational and compliance controls and risk management systems.

Management teams in each subsidiary and business unit perform annual reviews of the control environment in their business.

Risk monitoring is undertaken at Group, principal subsidiary and business unit level by management, specialised risk management functions, internal audit and subsidiary audit committees. The following are some of the other key processes for risk monitoring used around the Group:

> the Group Finance Director provides the Board with monthly performance information, which includes key performance indicators;
> items on risk logs and control logs (which contain details of any control failures) are reported pursuant to an escalation protocol to the appropriate level of management board or committee, where rectification procedures and progress are closely monitored;
> significant corrective actions are independently monitored for timely completion by internal audit and, as appropriate, by the relevant Audit and Risk Committee;
> exposure reporting, risk concentrations and solvency and capital adequacy reports are submitted to the relevant credit and capital management committees in the normal course of business. Where exposures are in excess of limits, they are treated in the same way as control breakdowns and reported on the relevant control log for Audit and Risk Committee review.

Reporting

As part of the Board's review process, the Chief Executive of each of the Group's major businesses completes a Letter of Representation at half year and for the full year. This Letter confirms that there has been no indication of any significant business risk occurring, nor any material malfunction in controls, procedures or systems during the reporting period, resulting in loss or reputational damage, which impacts negatively on the attainment of the business's objectives during the year and up to the date of approval of the Annual Report. Exceptions are noted and reported. In addition the Letter confirms that the business unit will continue as a going concern for the year ahead. The collated results of these Letters are reported to the Group Audit and Risk Committee via a Letter of Representation from the Group Chief Executive.

Monthly management reports, reports by the Group Finance Director, risk logs, control logs and exposure reports described under "Monitoring and control" above also form part of the reporting process.

Management of specific risks

Details of some of the principal risks arising at Group level and in each key subsidiary are contained in the Business Review – Group Finance Director's Report earlier in this Annual Report.

Treasury management

The Group operates a centralised treasury function, which is responsible for recommending and implementing the funding strategy for the Group, including the ongoing management of debt facilities, managing relationships with banks and ratings agencies and managing Old Mutual plc's operational cash flow requirements.

It is also responsible for the provision of capital to the Group's subsidiaries, as approved by the Old Mutual plc Board and the Group Capital Management Committee.

Other Directors' Report matters

Relations with shareholders and analysts

The Company regards clear and direct dialogue with its shareholders and analysts as important in raising their understanding of the Group's strategy, operational and financial performance, management and prospects. Its Investor Relations department has a dedicated programme for facilitating regular communication between the executive management team and a wide range of institutions and investors worldwide within the constraints of the Listing, Prospectus, Disclosure and Transparency Rules.

During 2007, around 100 meetings were held with institutional investors in the UK, South Africa, North America and Europe. In most cases the meetings involved the Chief Executive, Group Finance Director or another member of the senior management team. In addition, institutional investors and analysts were given the opportunity to attend presentations on the Skandia and OMSA businesses given by members of the local management teams.

Currently 12 sell-side analysts from the UK and South Africa actively provide coverage on the Company. Further encouragement is given to other sell-side analysts to cover the Company's shares in order to assist investors in assessing the Group's valuation, its performance and the business environment in which it operates and in making meaningful comparisons with peers.

The Company, through its Investor Relations team, responds to a variety of enquiries from investors and analysts.

The Chairman makes contact with major investors during the year and arranges to meet them as required. The Board is updated regularly by the Investor Relations department on key issues arising from any shareholder communications and provided with reports to monitor changes in market or shareholder opinion. The Company also periodically commissions independent surveys of its major investors, the most recent of which was carried out in June 2006.

Group activities, operational and financial performance and outlook are communicated to financial markets through annual and interim reports, regulatory news releases, speeches, transcripts and presentations, using a wide range of communication channels. The Company holds two results meetings a year, at the time of its preliminary and interim results, which are hosted and webcast simultaneously in London and Johannesburg.

Old Mutual plc de-listed its shares from the Stockholm Stock Exchange in September 2007, following which it has ceased full quarterly reporting. However, in May and November, the Company issues an update on its sales performance in the previous quarter-year accompanied by a teleconference call for analysts and institutional investors. From 2008, these business updates will be made in accordance with the requirements of the Disclosure and Transparency Rules relating to interim management statements.

The Company's public announcements, statements and presentations to the investor community are posted on the Company's website in a timely fashion. The website provides a valuable source of both historical and current information, as well as useful tools relating to share price and dividend calculations, for use by investors. In addition, all major announcements by the Company and its affiliates are emailed to the Investor Relations department's investor database as they are made public.

Employment matters

The Group's employment policies are designed to promote a working environment that supports the recruitment and retention of highly effective employees, improves productivity and fosters relationships that build on the diversity of its workforce. They are regularly reviewed and updated to ensure their relevance for the locations to which they apply. While local employment policies and procedures are developed by each business according to its own circumstances, the following key principles of employment are applied consistently throughout the Group:

> employees are recruited, retained, trained and promoted on the basis of their suitability for the job, without discrimination in terms of race, religion, national origin, colour, gender, age, marital status, sexual orientation or disability (whether in existence at the commencement of employment or developing subsequently) unrelated to the task at hand. In South Africa this principle is balanced with the requirement to address issues of employment equity and transformation, and the local businesses' practices take due account of this;
> clear goals are established, together with training and feedback on performance, to deliver the Group or business objectives;
> a working environment is provided that meets the health and safety standards of the Group and local regulations and allows employees to work to the best of their abilities, free from discrimination and harassment;
> employee involvement, consultation and communication are promoted through in-house publications, briefings, roadshows and internet-based channels and relevant employee representative bodies; and
> the efforts of employees in contributing to the success of the Group are appropriately recognised. Compensation systems are structured to recognise and reward both the efforts of individuals and the performance of the business sector in which they work.

Group values

The Group values were communicated across Skandia through a series of workshops held during the year. Employees were encouraged to explore their meaning and to understand the related behaviours they were expected to adopt as part of the Group.

In addition to the four common values of Integrity, Respect, Accountability and Pushing Beyond Boundaries, each business may select a fifth value for itself and, at a senior management meeting in July 2007, Skandia senior managers selected Passion as its additional value.

The values were also introduced into Skandia:BSAM, the Group's joint venture in China, through a series of employee workshops.

The annual Group Values Survey measured wider aspects of employee engagement and discretionary effort, both of which are lead indicators of performance. The survey showed that the Group's employees generally delivered high levels of discretionary effort. It also identified that retention in the Group's South African businesses needed to be addressed better. Each business is accountable for determining the actions required to address issues identified through the survey and these will be reported to the Group Executive at the end of the first quarter of 2008, with progress reports made quarterly thereafter.

Executive talent review

The identification and retention of talented staff are important to Old Mutual. Businesses are required annually to review their current and future people needs as well as to understand the career aspirations of their employees, and to establish development plans to meet these twin needs. A significant amount of both Group Executive and Board time was spent this year reviewing the Group's executive talent and succession plans. To support this review and provide greater insight, a quantitative analytical tool has been developed to identify areas of greater risk and enable targeted action plans to be applied.

Profile of the senior leadership group

Turnover in the senior leadership group during 2007 was 17%, of which 4% was voluntary, 4% attributable to retirements and 9% to managed exits. The Company continued to strengthen its leadership bench through the development of high-potential internal candidates and the targeted selection of external candidates for specific roles.

The senior leadership group continues to grow in experience, with more than 60% of its members having over five years' experience with the Group, and 7% new to the Group in 2007. 16% of people have been in position for less than one year, which compares with over 50% in 2006 following the acquisition of Skandia and other restructuring undertaken during that year.

Diversity

A single measure for ethnic diversity is not practical given the geographic spread of Old Mutual's business activities. Each region has therefore been tasked with determining its own appropriate ethnic diversity targets. The Group will begin tracking progress against these targets during 2008.

The Group Executive has committed to a Group-wide target of 30% for gender diversity in the senior leadership group. Women currently represent 20% of the senior leadership group, which already exceeds the Corporate Leadership Council benchmark of 18%.

The Group's South African businesses continue to implement recruitment and retention policies and practices aimed at ensuring that Old Mutual plays a leading role in the employment equity transformation of the country. Additional effort is being made to develop and retain black employees so that local businesses are able to meet and, where possible, exceed the code targets prescribed by the South African Department of Labour.

Succession planning

The Group has established targets for its businesses for the number of succession candidates over various timeframes. Planned successors in the one- to three-year timeframe have improved over 2006. In South Africa 60% of planned succession candidates are black, which underlines the businesses' focus on meeting the transformation targets referred to above.

International mobility

During 2007, 71 people were on secondments outside their home country as compared to 44 in 2006, demonstrating the Group's commitment to developing its talent.

Management Development Programme

The Company continued during 2007 to roll out to all regions its Management Development Programme initiated in 2006. The programme architecture provides clarity across the Group on management accountabilities at all levels and enables each business to map its development programmes accordingly.

The pilot Business Manager programme in October brought together people from across the Group to develop the specific skills essential for success and to share experiences, create networks and learn from each other. This programme has actively involved the Group Executive and the Board.

Directors' shareholdings and share dealings

The Remuneration Committee has established guidelines on shareholdings by executive directors of the Company. Under these, the Chief Executive is expected to build up a holding of shares in the Company equal in value to at least 150% of annual base salary within five years of appointment; the equivalent figure for other executive directors is 100% of annual base salary. Further details of the executive directors' shareholdings and interests in awards under the Company's employee share plans are contained in the Remuneration Report. The Board has considered whether to adopt a shareholding requirement for non-executive directors, but does not consider this to be appropriate.

All directors of the Company, together with other persons discharging managerial responsibilities in relation to the Company, are restricted persons for the purposes of the Model Code annexed to section LR9 of the Listing Rules of the Financial Services Authority. The Company continues to operate provisions equivalent to those set out in the Model Code for a wider category of employee insiders who hold certain senior positions around the Group, even though the Model Code itself no longer requires this. The Model Code imposes restrictions on the periods when restricted persons may deal in affected securities (which comprise shares and other listed securities of the Company and other quoted entities within the Group). Dealings by restricted persons during open periods must be pre-cleared through the appropriate designated officer of the Company, and any dealings in affected securities by the directors or other persons discharging managerial responsibilities are required to be publicly announced once they have been notified to the Company. The lists of persons discharging managerial responsibilities and other employee insiders are regularly reviewed. Currently all members of the Group Executive, together with certain other heads of major businesses, are regarded as persons discharging managerial responsibilities.

Directors' indemnities

Following a change in applicable UK law introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004, the Company has entered into formal deeds of indemnity in favour of each of the directors. These are dated as follows: Messrs Andrews, Bogni, Broadhurst, Collins, Edey, Roberts and Sutcliffe – 19 October 2005; Mr Khoza – 24 February 2006; Messrs Nicholls and Otterbeck – 15 November 2006; Messrs Nqwababa and Pym – 17 December 2007. A specimen copy of the indemnities is available in the Corporate Governance section of the Company's website.

Supplier payment policy

In most cases suppliers of goods or services to the Group do so under standard terms of contract that lay down terms of payment. In other cases, specific terms are agreed to beforehand. It is the Group's policy to ensure that terms of payment are notified in advance and adhered to. The Company has signed the Better Payment Practice Code, an initiative promoted by the Department for Business, Enterprise and Regulatory Reform in the UK to encourage prompt settlement of invoices.

The total outstanding indebtedness of the Company (and its service company subsidiary, Old Mutual Business Services Limited) to trade creditors at 31 December 2007 amounted to £2,956,000, corresponding to 26 days' payments when averaged over the year then ended.

Charitable contributions

The Group made a wide range of significant donations to charitable causes and social development projects during 2007, as described in more detail in the Corporate Responsibility section of this document. The Company, its subsidiaries in the UK, and the Old Mutual Bermuda Foundation collectively made charitable donations of £352,000 during the year (2006: £359,000).

Environmental matters

A description of the Group's environmental policy and activities during 2007 is contained in the Corporate Responsibility section of this document.

Political donations

The Group made no EU or other political donations during the year.

Dividend policy

The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and the cash flow requirements of the Group's businesses. The Board anticipates declaring an interim dividend for the current year in August 2008, for payment at the end of November 2008.

Share capital

The Company has a single class of share capital, which is divided into Ordinary Shares of 10p each. The Company's issued share capital at 31 December 2007 was £551,027,253.70 divided into 5,510,272,537 Ordinary Shares of 10p each (2006: £550,089,550.80 divided into 5,500,895,508 Ordinary Shares of 10p each). During the year ended 31 December 2007, 9,377,029 shares were issued under the Company's employee share option schemes at an average price of 93.2p each.

Authorities from the shareholders for the Company to make market purchases of, and/or to purchase pursuant to contingent purchase contracts relating to each of the overseas exchanges on which the Company's shares are listed, up to an aggregate of 550,090,000 of its own shares were in force at 31 December 2007.

Out of the 5,510,272,537 shares in issue at 31 December 2007:

> 97,074,907 were held by the Company in treasury and a further 8,026,152 shares had been contracted to be bought back by the Company into treasury, but had not yet at that date been settled into the Company's treasury shares account on the UK register; and

> a total of 239,734,104 shares were held by African life subsidiaries of the Company, with 225,462,006 of these shares being held on books for the benefit of the Group's South African life operations and related businesses. These shares cannot be voted while they are held by subsidiaries of Old Mutual plc because of applicable provisions of UK company law.

The 105,101,059 shares bought back into treasury at 31 December 2007 comprised 74,153,587 shares repurchased on the London Stock Exchange under the authority granted by Resolution 10 passed at the 2007 AGM at an average price of £1.657 per share and 30,947,472 shares repurchased on the JSE under the South African contingent purchase contracts approved as part of Resolution 11 passed at the 2007 AGM at an average price of R23.14 per share.

The total number of voting rights in the Company's issued ordinary share capital at 31 December 2007 (which excludes the 97,074,907 shares held in treasury and the further 8,026,152 shares contracted to be bought into treasury, but includes the shares held by the African life subsidiaries) was 5,405,171,478.

Subsequent to the year end, in the period up to and including 26 February 2008, the Company has issued 65,589 shares under its share option schemes at an average price of 97.02p each and has bought back into treasury a further 79,025,116 shares on the London Stock Exchange at an average price of £1.366p each. The Company's issued share capital at 26 February 2008 was accordingly £551,033,812.60 divided into 5,510,338,126 Ordinary Shares of 10p each of which 184,126,175 were held or had been bought into treasury. The total number of voting rights at 26 February 2008 was 5,326,211,951.

Rights and obligations attaching to shares

The following description summarises certain provisions of the current Articles of Association of the Company (as adopted by special resolution passed on 14 May 2004 and amended on 6 July 2005 (the Articles)) and applicable English law concerning companies (the Companies Act 1985 and the Companies Act 2006, together referred to as the Companies Acts). This is a summary only and the relevant provisions of the Companies Acts or of the Articles should be consulted if further information is required. Certain amendments will be proposed to these provisions in the new Articles that are proposed to be adopted at the Annual General Meeting on 8 May 2008. Further details are set out in the Notice of the Annual General Meeting. Copies of the Company's current and proposed new Articles of Association are available for inspection at the Company's registered office and also in the Annual General Meeting section of its website.

Issue of shares

Subject to applicable statutes and other shareholders' rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution approve or as the directors may decide. Subject to the Articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the Board. At each Annual General Meeting the Company seeks shareholder authority for the directors to allot up to a certain amount of unissued shares, and up to a lower limit for cash. These limits are established having regard to the guidelines of the UK Investor Protection Committees.

Voting

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of votes of the other joint shareholders and seniority shall be determined by the order in which the names stand in the register in respect of the joint holding. Under the Companies Acts, members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at a general meeting or class meeting. A member may appoint more than one proxy in relation to a general meeting or class meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. The Articles currently only entitle proxies to vote on a poll, whereas the Companies Acts now entitle proxies to vote on a show of hands. It is therefore proposed that the new Articles to be adopted at the Annual General Meeting on 8 May 2008 will reflect this change in legislation.

A member that is a corporation may appoint one or more individuals to act on its behalf at a general meeting or class meeting as a corporate representative. Where more than one corporate representative has been appointed, any one of them is entitled to vote and exercise other powers on behalf of the member at a general meeting or class meeting, but in the event that the representatives' votes or other powers conflict, the power is treated by the Company as not having been exercised and the member will be deemed to have abstained from exercising its votes or powers. In order to avoid this rule having inappropriate consequences, the Company plans to adopt the Designated Corporate Representative procedure recommended by the Institute of Corporate Secretaries and Administrators as explained in more detail in the notes accompanying the Notice of Annual General Meeting.

Restrictions on voting

No member shall be entitled to vote at any general meeting or class meeting in respect of any shares held by him if any call or other sum then payable by him in respect of that share remains unpaid. In addition, no member shall be entitled to vote if he has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares to be provided under the Companies Acts.

Deadlines for voting rights

Votes are exercisable at the general meeting of the Company in respect of which the business being voted upon is being heard. Votes may be exercised in person, by proxy or, in relation to corporate members, by corporate representative. Under the Companies Acts, the deadline for delivering proxy forms cannot be earlier than 48 hours (excluding non-working days) before the meeting for which the proxy is being appointed. The current Articles, however, provide a deadline for submission of not less than 48 hours before the meeting (not excluding non-working days).

Dividends and distributions

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. The Board may pay dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The Board may withhold payment of all or any part of any dividends or other monies payable in respect of the Company's shares from a person with an interest in 0.25% or more (in nominal value or in number, calculated exclusive of any shares held as treasury shares) in the Company's share capital if such person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Liquidation

Under the Articles, on a liquidation the liquidator may, with the sanction of a special resolution of the Company and any other approvals required by legislation, divide among the members in kind all or part of the assets of the Company. It is proposed to amend the Articles at the Annual General Meeting on 8 May 2008 to remove this provision as it is simply a reflection of applicable legislation.

Variation of rights

Subject to the Companies Acts, the Articles specify that rights attached to any class of shares may be varied with the written consent of the holders of not less that three quarters in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy at least one third in nominal value of the issued shares of the class (excluding treasury shares). The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attached to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them. However, because of the reference to extraordinary resolutions, which is a concept not retained in the Companies Act 2006, and since the proceedings and specific quorum requirements for meetings convened to vary class rights are contained in the Companies Acts, it is proposed to amend these provisions in the new Articles to be adopted at the Annual General Meeting on 8 May 2008.

Transfer of shares

Any shares in the Company may be held in uncertificated form and, subject to the Articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system. Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in Articles) and where, in case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

Subject to the Articles, any member may transfer all or any or his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee. The transferor of a share is deemed to remain the holder until the transferee's name is entered into the register. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer: (i) is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer it as the Board may reasonably require; (ii) is in respect of only one class of share; and (iii) if to joint transferees, is in favour of not more than four such transferees.

The Board may decline to register a transfer of any of the Company's certificated shares by a person with an interest in 0.25% or more (in nominal value or in number, calculated exclusive of any shares held as treasury shares) in the Company's share capital if such a person has been served with a restriction notice (as defined in the Articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is pursuant to an outright sale to an independent third party.

Repurchase of shares

Subject to authorisation by shareholder resolution, the Company may purchase its own shares in accordance with the Companies Acts. Any shares which have been bought may be held as treasury shares or, if not so held, must be cancelled immediately upon completion of the purchase, thereby reducing the amount of the Company's issued share capital. Further details of the existing authorities that the Company was granted by shareholders at the Annual General Meeting on 24 May 2007 and how these authorities have been used are set out under the heading "Share capital" earlier in this report. Details of the proposed renewal of those authorities at the Annual General Meeting on 8 May 2008 are set out in the shareholder circular relating to that meeting.

Amendment to the Articles of Association

Any amendments to the Articles of the Company may be made in accordance with the provisions of the Companies Acts by special resolution. A resolution will be put to the Annual General Meeting to be held on 8 May 2008 to adopt new Articles with effect from 1 October 2008 to bring them up to date with provisions of the Companies Act 2006 then to be in force. The Companies Act 2006 was enacted on 8 November 2006 and is being implemented in stages. Details of the main changes in the new Articles are set out in the separate notice convening the Annual General Meeting.

Appointment and replacement of directors

Under the Articles, directors shall be at least four and not more than 16 in number. Directors may be appointed by the Company by ordinary resolution or by the Board. A director appointed by the Board holds office only until the next following Annual General Meeting and is then eligible for election by the shareholders. The Board may from time to time appoint one or more directors to hold employment or executive office for such period (subject to the Companies Acts) and on such terms as it may determine and may revoke or terminate any such appointment.

At every Annual General Meeting of the Company, a minimum of one third of the directors shall retire by rotation. The directors to retire by rotation shall be those who have been longest in office since their last election or re-election. If there are directors who were last elected or re-elected on the same date, they can agree among themselves who is to retire, but if they do not agree, this will determined by lot. The Company may by special resolution remove any director before the expiration of his term of office. The office of director shall be vacated if: (i) his resignation is requested by all of the other directors and all of the other directors are not less than three in number; (ii) he delivers a written letter of resignation at a meeting of the directors or to the Company's registered office; (iii) he is or has been suffering from mental ill health and the directors pass a resolution stating that he has ceased to be a director; (iv) he is absent without permission of the Board from meetings of the Board for six consecutive months and the Board resolves that his office is vacated; (v) he becomes bankrupt or makes any arrangement or composition with his creditors; (vi) he is prohibited from being or ceases to be a director by law or by any powers conferred on the Board or the Company's shareholders by the Articles; (vii) he becomes a director of another company whose business conflicts with that of any member of the Group without permission of the Chairman; or (viii) his appointment as an executive director is terminated or expires and the Board resolves that his office is vacated.

Powers of the directors

Subject to the Company's Memorandum of Association, the Articles, any legislation and any directions given by special resolution, the business of the Company will be managed by the directors, who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets and uncalled capital and to issue debentures and other securities and give security for any debt, liability or obligation of the Company to any third party.

Shares held in Employee Benefit Trusts

The shareholdings in the Company of the Group's employee benefit trusts and the policies of those trusts on voting those shares are described in the section of the Remuneration Report entitled "Employee Share Ownership Trusts".

Significant agreements

The following significant agreements to which the Company is a party contain provisions entitling counterparties to exercise termination or other rights in the event of a change of control of the Company:

> £1,250 million Revolving Credit Facility (the Facility) dated 2 September 2005 between the Company, various syndicate banks (the Banks) and Lloyds TSB Bank plc as agent (the Agent). If a person or group of persons acting in concert gains control of the Company, the Company must notify the Agent. The Agent and the Company will negotiate with a view to agreeing terms and conditions acceptable to the Company and all of the Banks for continuing the Facility. If such negotiations fail within 30 days of the original notification to the Agent by the Company, the Banks become entitled to declare any outstanding indebtedness repayable by giving notice to the Agent within 15 days of the 30-day period mentioned above. Upon receiving notice for payment from the Agent, the Company shall pay the outstanding sums within three business days to the relevant Bank(s);

> Old Mutual Capital Funding L.P. (the Issuer) $750 million 8 per cent. Guaranteed Cumulative Perpetual Preferred Securities (the Preferred Securities) guaranteed on a subordinated basis by the Company. Under the terms of the Preferred Securities, the Issuer is required to give notice to the holders of such securities (the Holders) in the event of a change of control of the Company. In such case the Issuer and the Company agree, to the extent that such action is within their reasonable control, to vary the terms of the Preferred Securities and the Company's guarantee (and to use all reasonable endeavours to ensure that the entity that has acquired control of the Company (the Acquiror) gives such undertakings as are necessary) in order to preserve the rights of the Holders. The Issuer and the Company shall also take such steps as are in their reasonable control to ensure that the economic interests of the Holders are not adversely affected by the actions of the Acquiror following the change of control.

Substantial interests in voting rights

At 26 February 2008, the following substantial interests in voting rights had been declared to the Company in accordance with the Disclosure and Transparency Rules:

	Number of voting rights	% of voting rights
Franklin Resources Inc.	411,613,352	7.72
Public Investment Corporation of the Republic of South Africa	307,212,664	5.77
Legal & General Group Plc	267,902,908	5.03
Old Mutual Life Assurance Company (South Africa) Limited	225,462,006	4.23

Going concern

The Board has satisfied itself that the Group has adequate resources to continue in operation for the foreseeable future. The Group's financial statements have accordingly been prepared on a going concern basis.

Disclosure of information to the auditors

The directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware, and each director has taken all the steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors were aware of that information.

Governing law

The Directors' Report – Business Review and this Directors' Report on Corporate Governance and Other Matters together comprise the directors' report for the purposes of section 463(i)(a) of the Companies Act 2006. The Remuneration Report set out in this document is the directors' remuneration report for the purposes of section 463(1)(b) of that Act. English law governs the disclosures contained in and liability for the directors' report and the directors' remuneration report.

By order of the Board

Martin C Murray
Group Company Secretary
27 February 2008

This Remuneration Report has been prepared by the Remuneration Committee (referred to in this report as the Committee) and has been approved by the Board of the Company. The figures included in the sections of this report headed "Directors' Emoluments for 2006 and 2007" on page 87 and "Directors' interests under employee share plans" on pages 93 and 94 have been audited by KPMG Audit Plc as required by the Directors' Remuneration Report Regulations 2002. Their audit report is set out on page 110. The information in the remainder of this report has not been audited.

Remuneration Committee

The Committee consists of non-executive directors who are all considered by the Board to be independent. Mr Bogni is Chairman of the Committee and other members throughout 2007 were Mr Andrews and Mr Broadhurst. Mr Edey became a member of the Committee on 1 March 2007 and Mr Marks ceased to be a member of the Committee upon his resignation from the Board on 24 May 2007. The Company Secretary, Mr Murray, acts as Secretary to the Committee.

The Committee is responsible for:

> determining the remuneration, incentive arrangements, benefits and any compensation payments of the executive directors;
> determining the remuneration of the Chairman of the Board and monitoring and approving the level and structure of remuneration of senior management who report directly to the Chief Executive, together with the Company Secretary; and
> reviewing, monitoring and approving, or recommending for approval, share incentive arrangements of the Company.

The full terms of reference of the Committee are published on the Company's website.

During the year under review, the Committee met five times. The meetings were attended by all of the members of the Committee, save for one from which Mr Andrews was absent. The Board accepted the recommendations made by the Committee during the year without amendment.

The Committee continued to retain Mr Alan Judes as its independent adviser through his consultancy Strategic Remuneration during 2007. A copy of the letter of engagement between the Committee and Strategic Remuneration is on the Company's website. Any work that the Company wishes Mr Judes to do on its behalf, rather than for the Committee, is pre-cleared with the Chairman of the Committee with a view to avoiding any conflicts of interest. In 2007 Mr Judes did not provide any other services to the Company. The Company retained New Bridge Street Consultants (NBSC) to advise on market incentive practice and benchmarking as well as in drafting the rules of the new share incentive plans which are to be put to shareholders for approval at the 2008 Annual General Meeting.

Mrs Susan Jackson and Mr Kevin Stacey of the Group Human Resources department (Group HR) also assisted the Committee during the year. Group HR provides supporting materials for matters that come before the Committee, including comparative data and justifications for proposed salary, benefit, bonus and share awards and criteria for performance targets and appraisals against those targets. It uses the services of external advisers as necessary. The Chairman of the Committee has access to, and regular contact with, Group HR independently of the executive directors.

Terms of engagement – Chairman and non-executive directors

Mr Collins entered into an engagement letter with the Company in January 2005 setting out the terms applicable to his role as Chairman from May 2005. Under these terms, subject to: (a) 12 months' notice at any time given by either the Company or Mr Collins, (b) his being duly re-elected at any intervening Annual General Meetings, and (c) the provisions of the Company's Articles of Association relating to the removal of directors, Mr Collins' appointment may continue until his seventieth birthday (19 January 2010).

The other eight non-executive directors are engaged on terms that may be terminated by either side without notice. However, it is envisaged that they will remain in place on a three-year cycle, in order to provide assurance to both the Company and the non-executive director concerned that the appointment is likely to continue. The renewal of non-executive directors' terms for successive three-year cycles is not automatic, with the continued suitability of each non-executive director being assessed by the Nomination Committee. In the absence of exceptional circumstances, the Board has determined that non-executive directors' engagements will be terminated at the end of their third three-year cycle.

The original dates of appointment and the dates when the current appointments of the non-executive directors are due to terminate are as follows:

	Date of original appointment	Current term as director	Date current appointment terminates
N D T Andrews	1 June 2002	2nd	1 June 2008
R Bogni	1 Feb 2002	3rd	1 Feb 2011
N N Broadhurst	25 March 1999	3rd	8 May 2008
R P Edey	24 June 2004	2nd	24 June 2010
R J Khoza	27 Jan 2006	1st	27 Jan 2009
B Nqwababa	1 April 2007	1st	1 April 2010
L H Otterbeck	14 Nov 2006	1st	14 Nov 2009
R A Pym	1 Sep 2007	1st	1 Sep 2010

Mr Marks retired from the Board (and also ceased to be a member of the Remuneration and Nomination Committees) at the conclusion of the Annual General Meeting on 24 May 2007.

Mr Broadhurst will retire at the Annual General Meeting on 8 May 2008.

Remuneration – Chairman and non-executive directors

The Company's policy on remuneration for non-executive directors is that this should be:

> fee-based;
> market-related (having regard to fees paid and time commitments of non-executive directors of other members of the FTSE 100 Index); and
> not linked to share price or Company performance.

The annual fees for the Chairman and for other non-executive roles for 2007 and 2008 are set out in the table below.

	2007 £	2008 £
Chairman	**280,000**	300,000
Non-executive directors		
Base fee	**50,000**	55,000
Senior Independent Director		
Additional fee	–	3,000
Additional fees payable for Committees		
Group Audit and Risk Committee		
Chairman	**22,000**	30,000
Member	**7,500**	10,000
Remuneration Committee		
Chairman	**10,000**	12,000
Member	**3,500**	4,000

The non-executive directors' fee review for 2008 was carried out by an independent committee of the Board in which none of the non-executive directors affected by the review participated. The increases recommended by that committee were developed having due regard to comparative data and were approved by the Board in December 2007.

None of the non-executive directors of the Company (including the Chairman) contributed to any Group pension fund during 2007 or had any accrued pension fund benefits in any Group pension fund at 31 December 2007.

Terms of engagement of the executive directors

Directors holding executive office have service contracts with the Company. The terms of these are considered by the Committee to provide a proper balance of responsibilities and security between the parties. The Company's policy is to fix notice periods for executive directors at a maximum of 12 months. Compensation for loss of office, where applicable, is tailored to reflect the Company's contractual obligations and the obligation on the part of the employee to mitigate loss.

The service contracts of the three executive directors, Mr Sutcliffe, Mr Nicholls and Mr Roberts, are terminable by the Company on 12 months' notice. Their current contracts are dated 6 February 2002, 1 November 2006 and 15 November 2002 respectively. If not terminated before, these contracts may continue until the director attains the age of 65 (i.e. until 20 April 2021 for Mr Sutcliffe, until 27 October 2022 for Mr Nicholls and until 7 June 2022 for Mr Roberts).

Neither Mr Sutcliffe's nor Mr Nicholls' contract contains any provisions quantifying compensation that would be payable on early termination. Mr Roberts' contract contains a provision under which, on termination by the Company other than for cause or on constructive dismissal, he would be paid compensation for the period of unexpired notice equal to three-quarters of his then annual salary and benefit allowance plus a further three-eighths of annual salary on account of potential bonus entitlement. This has been agreed to constitute a genuine pre-estimate of his loss over the notice period after taking into account appropriate mitigation.

Although Mr Roberts' contract with Old Mutual plc remains in force, he has been indefinitely assigned to Skandia AB under an assignment agreement between himself, Old Mutual plc and Skandia AB dated as of 21 February 2006.

Remuneration policy for executive directors

The Company embraces the principles and complies with the provisions of the Combined Code relating to directors' remuneration. The guiding principles that the Committee has applied during 2007, and which it intends to continue to apply, are as follows:

> to take account of appropriate benchmarks, while using such comparisons with caution and recognising the risk of an upward ratchet of remuneration levels with no corresponding improvement in performance. Members of the UK FTSE 100 Index provide the benchmark for UK-based executive directors, with particular reference to subsets of that data within the financial sector and by market capitalisation;
> to be sensitive in determining, reviewing, monitoring or approving matters under its remit in relation to pay and employment conditions around the Group where relevant;
> to make a significant percentage of potential maximum rewards conditional on both short-term and long-term performance. These rewards include share-based incentives, in order to align the executive directors' interests closely with those of shareholders;
> to provide an opportunity for overall remuneration packages to be in the upper quartile of the comparator group through payments under short-term and long-term incentive schemes if superior performance is delivered, while the fixed elements of remuneration remain benchmarked at or below appropriate median levels;
> to focus attention on the main drivers of shareholder value by linking performance-related remuneration to clearly defined objectives and measurable targets; and
> to design remuneration arrangements that will attract, retain and motivate individuals of the exceptional calibre needed to lead the development of the Group.

The Committee's policy, including in relation to setting the fixed elements of remuneration at or below appropriate median levels, is influenced by the need to be competitive with other international financial services groups, while avoiding any excess. The Committee has reviewed this policy and considers it to be appropriate.

The Committee has discretion to consider corporate performance on environmental, social and governance (ESG) issues when setting the remuneration of executive directors. The Committee has ensured that the incentive structures used for executive directors and senior management do not raise ESG risks by inadvertently motivating irresponsible behaviour.

The Committee seeks, where it considers appropriate, the views of institutional investors on any significant changes to remuneration structures applicable to the executive directors or affecting the structure of the Company's share incentive arrangements. The Chairman of the Committee and representatives of Group HR held meetings with representatives of the UK institutional investor bodies during January 2008 to discuss the proposed 2008 remuneration structure for the executive directors set out later in this report.

Full information on the performance targets attached to the share incentive awards granted to executive directors and other senior employees is set out in the section of this report entitled "Performance targets applicable to share incentives".

Executive directors' remuneration during 2007

The Committee reviews the structure of the executive directors' remuneration packages annually to satisfy itself that the balance between fixed and variable remuneration and short-term and long-term incentives and rewards remains appropriate.

A summary description of the different elements of the executive directors' remuneration packages for 2007 is set out in the table below. Changes to this structure from 2008 onwards are described later in this report.

Base salary	> Base salary is paid monthly in cash and reviewed with effect from 1 January each year, taking into account market benchmarks for the director concerned, as well as any changes in role or responsibilities.
Benefits	> A cash-based benefits package approach is used. During 2007, the executive directors received: – a benefit allowance of 35% of base salary which may be used to purchase benefits from independent suppliers or to participate in benefit arrangements established for Group employees in the UK; – life cover of four times base salary, and disability cover capped at £140,000 per annum; and – 30 working days' paid holiday.
Annual short-term incentive	> The annual short-term incentive for 2007 was based on achievement of Group financial targets (and Skandia financial targets for Mr Roberts) as well as delivery of individually agreed objectives. The maximum award was 130% of base salary, of which two thirds was payable in cash and one third was to be deferred for three years in restricted shares.
Bonus-matching shares	> A one-for-one, gross-for-net (after tax and NIC) bonus match, in restricted shares, was offered on any portion of the cash element of the short-term incentive used to purchase Company shares. Bonus-matching shares vest, subject to: (a) continued employment with the Group, (b) achievement of an EPS-based corporate performance target (as set out in the section of this report entitled "Performance targets applicable to share incentives"), and (c) retention for the entire three-year period of the shares purchased using the cash element of the short-term incentive.
Share options	> The grant of share options to the executive directors is determined each year in the light of relative market positioning of their total remuneration against market benchmarks. During 2007, the Committee determined that awards of share options equal to 200% of base salary should be made to Mr Sutcliffe and 100% of base salary should be made to each of Mr Nicholls and Mr Roberts. Share options vest, subject to the achievement of EPS-based corporate performance targets (as set out in the "Performance targets applicable to share incentives" section below).

Total remuneration 2007

The value of total remuneration for Executive Directors in 2007 has been determined as follows:

> "actual" values reflect amounts paid in base salary, benefits allowance, short-term and deferred short-term incentives (provided in restricted share awards) and the expected value of actual share awards made;
> hypothetical values have been used for "target" and "maximum" incentive levels by assuming that the respective short-term targets are achieved and the bonus match offer is maximised in each case;
> the expected value of long-term incentives awarded in 2007 has been derived by discounting the value of both share options and bonus matching share awards by 30%, for the impact of the hurdles applied to vesting. Share option awards are valued on a cost-to-company basis, which is currently 25% of the market value of the underlying shares, before the 30% discount is applied.

The following diagrams show the breakdown of the executive directors' total remuneration arrangements and comparison to the market median and upper quartile of the FTSE pan-sector (as provided by NBSC).

Total remuneration 2007 – split by component (£000)


J C Nicholls
J V F Roberts
J H Sutcliffe
0
500
1,000
1,500
2,000
Base salary
Benefit allowance
Cash bonus
Deferred bonus
Bonus match
Share options

Total remuneration 2007 (£000)


J C Nicholls
J V F Roberts
J H Sutcliffe
0
500
1,000
1,500
2,000
2,500
3,000
3,500
Actual
Maximum
On-target
Median total remuneration of peer group
Upper Quartile total remuneration of peer group

Short-term incentive targets for performance year 2007

The payment of short-term incentives is subject to the achievement of pre-determined financial targets and personal objectives, which are based on the key deliverables for each of the executive directors as reviewed and approved each year by the Committee. Details of the structure and outcomes of the metrics for 2007 are set out in the table below.

	J C Nicholls		J V F Roberts						J H Sutcliffe	
Element	Potential	Achieved	Group Potential	Achieved	Skandia Potential	Achieved	Total Potential	Total Achieved	Potential	Achieved
Group/Business targets (%)[1]	110	**51.2**	26	**12.1**	52	**23.4**	78	**35.5**	110	**51.2**
Personal Objectives (%)	20	**16.8**	–	**–**	–	**–**	52	**33.3**	20	**16.6**
Total % of Salary	130	**68**	26	**12.1**	52	**23.4**	130	**68.8**	130	**67.8**
£000 of Incentive	650	**340**	130	**61**	260	**117**	650	**344**	956	**498**

1 The Group targets were divided among IFRS Earnings per share, Return on Average Equity, EEV Earnings per share and Return on Embedded Value. The Skandia-related component for Mr Roberts was split among IFRS earnings of the business, Return on its Equity, EEV earnings of the business, Return on its Embedded Value, net client cash flows, expense management and synergies.

The Old Mutual Staff Pension Fund

During 2007:

> the Company contributed a total of £20,000 to the Old Mutual Staff Pension Fund (which is a defined contribution scheme) in lieu of an equivalent cash payment under Mr Roberts' benefit allowance. The accumulated value of Mr Roberts' funds in the scheme was £214,300 at 31 December 2007 (£179,400 at 31 December 2006).

> the Company did not make any contributions to the Old Mutual Staff Pension Fund on Mr Sutcliffe's behalf. The accumulated value of his funds in the scheme was £125,100 at 31 December 2007 (£116,000 at 31 December 2006).

Mr Nicholls does not participate in any employer-provided pension scheme, but has a self-invested personal pension with Skandia UK.

Furnished accommodation for Mr Roberts

Between March 2006 and September 2007, Mr Roberts was provided with furnished accommodation in Stockholm in order to enable him to fulfil his role at Skandia. The total cost of this accommodation during 2007 was £33,000. This arrangement has now come to an end.

Directors' Emoluments for 2006 and 2007

Remuneration

Remuneration for the years ended 31 December 2006 and 31 December 2007 (including, in each case, remuneration from offices held with the Company's subsidiaries, Skandia Insurance Company Limited (Skandia), Old Mutual (US) Holdings, Inc. (OMUSH) and Nedbank Group Limited (Nedbank), where relevant) was as follows:

	Salary and Fees		Bonus		Benefits and Benefit allowance		Pension		Total	
	2007 £000	2006 £000	2007 £000	2006 £000	2007 £000	2006 £000	2007 £000	2006 £000	2007 £000	2006 £000
Chairman										
C D Collins	280	250	–	–	20[1]	19[1]	–	–	300	269
Executive directors										
J C Nicholls	495[2]	79	340[3]	300[4]	249[1,5]	40[1,5]	–	–	1,084	419
J V F Roberts	500	475	344[3]	443[3]	205[1,6]	209[1]	20[7]	20[7]	1,069	1,147
J H Sutcliffe	735	700	498[3]	546[3]	355[1]	318[1]	–	–	1,588	1,564
Non-executive directors										
N D T Andrews	93[8]	89[8]	–	–	13[1]	12[1]	–	–	106	101
R Bogni	68	66	–	–	11[1]	9[1]	–	–	79	75
N N Broadhurst	86[9]	99[9]	–	–	11[1]	10[1]	–	–	97	109
R P Edey	60	51	–	–	–	–	–	–	60	51
R J Khoza	227[10]	170[10]	–	–	–	–	–	–	227	170
B Nqwababa	54	–	–	–	–	–	–	–	54	–
L H Otterbeck	126[11]	43[11]	–	–	8[1]	–	–	–	134	43
R A Pym	19	–	–	–	12[1]	–	–	–	31	–
Former non-executive director										
M J P Marks	22	48	–	–	–	–	–	–	22	48
Total emoluments	2,765	2,070	1,182	1,289	884	617	20	20	4,851	3,996[12]

Notes

1 Benefits include cash allowances payable to the executive directors, as well as travel costs for directors' spouses to accompany them to certain Board meetings or other corporate events of the Company and its major subsidiaries. The amount of this expenditure is reported to and considered by the Committee, and procedures are in place for such costs to be authorised. The Committee is satisfied that such expenditure is reasonable and in the interests of the Company.

2 Mr Nicholls took unpaid paternity leave during 2007 forgoing base salary of £5,000.

3 The total short-term incentive is payable two thirds in cash and one third in the form of a restricted share award. The cash element for 2007 (£227,000 for Mr Nicholls, £229,000 for Mr Roberts and £332,000 for Mr Sutcliffe) may be used for the purposes of the bonus-matching arrangement described under the "Executive Directors' Remuneration during 2007" section above. The cash incentives for 2006 were applied net of tax, as to £236,000 gross (in the case of Mr Roberts) and as to £364,000 gross (in the case of Mr Sutcliffe) to purchase shares in the Company under the bonus-matching arrangement.

4 As part of Mr Nicholls' offer of employment, the Company agreed to buy out his bonus entitlement with his previous employer by way of a cash payment of £300,000 in March 2007, which Mr Nicholls elected to use, net of tax, to purchase Old Mutual plc shares under the bonus-matching arrangement.

5 Includes a payment of £62,500 (2007) and £12,500 (2006) in compensation for the loss of fees resulting from Mr Nicholls' resignation as a non-executive director of another listed FTSE 100 financial services group, which was agreed as a condition of appointment.

6 Includes a cost of £33,000 (2007) and £35,000 (2006) in respect of the cost of Mr Roberts' furnished accommodation in Stockholm.

7 The Company made pension contributions in lieu of an equivalent cash payment under Mr Roberts' benefit allowance.

8 Includes fees of £32,000 (2007) and £35,000 (2006) from OMUSH.

9 Includes fees of £11,000 (2007) and £34,000 (2006) from Skandia.

10 Includes fees of £177,000 (2007) and £125,000 (2006) from Nedbank.

11 Includes fees of £76,000 (2007) and £37,000 (2006) from Skandia.

12 The prior year comparative number as published in the Remuneration Report for 2006 was £4,134,000, which included £138,000 paid to non-executive directors who retired during that year.

The executive directors were required to waive fees for non-executive directorships held in subsidiary companies totalling £45,000 during the year ended 31 December 2007 in favour of the Company or its subsidiaries. These waivers are expected to remain in force in the future. Mr Sutcliffe received and retained fees totalling £22,000 during 2007 relating to his position as non-executive director of Lonmin plc.

Changes to executive directors' remuneration in 2008

Certain changes to the executive directors' remuneration arrangements have been approved by the Committee for 2008 and are set out below. These changes were based on a detailed analysis of the market undertaken in 2007 to coincide with the implementation of new share incentive plans which are to be put forward to shareholders for approval at the Annual General Meeting in 2008. The Committee reviewed tailored benchmarking data provided by NBSC (in FTSE pan-sector by market capitalisation and the finance sector) to assist in determining the size of the annual short-term and long-term incentive awards. This analysis showed that the incentive structure that applied in 2007 did not provide the potential for executive directors to reach the market upper quartile for total remuneration, even if they achieved the maximum level of short-term incentive. The new structure, which applies with effect from the 2008 performance year, is intended to rectify this and provide an opportunity to achieve upper quartile total remuneration on an expected value analysis where the maximum annual incentive is achieved.

This restructure required an adjustment to base salaries, realignment of the annual incentive, removal of the stand-alone long-term incentive (share option) awards and an enhancement of the bonus-matching arrangement. The total remuneration position was then assessed against the market data provided by NBSC. After the restructure, if target level bonuses are achieved, the executive directors will still fall below the market median total remuneration for the lower subset of data provided by NBSC (market capitalisation sample). At maximum annual bonus levels, however, using expected value assumptions for share awards, the new structure offers the potential for the executive directors to achieve a top-quartile position against the same survey sample.

Base salary

The base salaries of the executive directors were increased from 1 January 2008 as shown in the table below. These increases were considered by the Committee to be appropriate in the light of comparative FTSE financial services sector and market capitalisation median benchmarks.

Executive director	2007 £000	2008 £000	Percentage increase %
J C Nicholls	500	**525**	5
J V F Roberts	500	**525**	5
J H Sutcliffe	735	**800**	9

Annual short-term incentive

The maximum short-term incentive award has been increased from 130% of base salary in 2007 to 150% of base salary for the 2008 performance year, of which two-thirds is to be paid in cash and one-third is to be deferred for three years in restricted shares.

Short-term incentive targets for performance year 2008

The respective weightings attached to the Group metrics shown as a percentage of base salary for the executive directors' short-term incentives for 2008 are as follows:

Metrics	J H Sutcliffe Group %	J C Nicholls Group %	J V F Roberts Group %	J V F Roberts Skandia %
IFRS Earnings	51	51	12	15
Return on Equity	51	51	12	15
EEV Earnings	25.5	25.5	6	7.5
Return on Embedded Value	–	–	–	7.5
Net client cash flows	–	–	–	7.5
Synergies/other	–	–	–	15
Sub-total	127.5	127.5	30	67.5
Personal objectives	22.5	22.5	52.5	

Bonus match

The bonus-matching plan in operation for 2007 provided a one-for-one, gross-for-net (after tax and NIC) match in restricted shares on any portion of the cash element of the short-term incentive used to purchase Company shares (personal shares). The new bonus-matching plan, for the 2008 performance year onwards, provides for a two-for-one, gross-for-net (after tax and NIC) bonus match on any portion of the cash element of the short-term incentive used to purchase personal shares. The Committee intends, in respect of the awards to be granted in 2009, to make half of the award in restricted shares and half in share options. This ratio will be considered by the Committee each year. The number of options to be granted will be based on an equivalent "cost to company" value of an option in relation to a share award at the time of each grant. The current calculation is that the cost to the Company of four shares under option is equivalent to one share under award, where the same performance targets are applied to both.

Bonus-matching shares vest, subject to: (a) continued employment with the Group for the three-year vesting period, (b) the achievement of performance targets (as described below), and (c) retention for the entire three-year period of the personal shares backing the match.

As a result of the incentive restructure, the grant of stand-alone share options as a long-term incentive will no longer apply. The full LTI award is therefore linked to the success of the executive directors in delivering annual performance. If there is no annual incentive payment, the Committee has discretion to allow the executive directors to invest their own money to purchase Old Mutual plc shares (up to the target level of the annual cash bonus) and hold them for a period of three years in order to obtain a matching share award.

Performance targets for the bonus match

The Company and the Committee have given much thought to the choice of appropriate performance metrics for the LTI awards that will be made from 2009. The metrics proposed at the inception of the plan are as follows:

> IFRS EPS growth – above UK RPI;
> RoAE (Return on Average Equity) – based on the average of the annual RoAE achieved in the three-year period; and
> Revenue growth – using growth in Assets x Margins as the measure.

The Committee is satisfied that this structure supports the strategy of the Company and that the performance measures proposed reflect the drivers of underlying performance and should result in long-term delivery of shareholder value.

The following chart depicts the overall make-up of the executive directors' respective remuneration packages for 2008, assuming on-target (rather than maximum) delivery on the short-term incentive and an expected value for the long-term incentive.

Percentage of total remuneration – 2008



J C Nicholls
J V F Roberts
J H Sutcliffe
0
10
20
30
40
50
60
70
80
90
100
% of total
Base
Benefit allowance
Bonus
Deferred bonus
LTI

Employee share plans

The following is a summary of the employee share plans currently operated by the Company and its wholly-owned subsidiaries.

Name of Plan	Description	Shares under award or option at 31 Dec 2007
Share Option and Deferred Delivery Plan (SOP)	> The purpose of the SOP is to grant share options as a long-term incentive to qualifying senior employees. Grants are phased annually so that no undue incentive arises in relation to any year of maturity.	39,645,508
Restricted Share Plan (RSP)	> The purpose of the RSP is: (i) To assist in the recruitment of key individuals by making awards of shares, restricted for three or more years, which lapse on prior termination of employment unless special circumstances apply; and (ii) to support retention of key talent by (a) contingent share awards that form the deferred element of an annual incentive award, based upon performance evaluation for the prior year; and (b) bonus matching awards.	21,071,553
UK Sharesave Plan (Sharesave)	> The purpose of Sharesave is to provide a savings and investment opportunity for employees of the Group's participating UK businesses, which encourages share ownership at all levels. Options are granted for three- or five-year periods at a discount of up to 20% from the market price during a reference period shortly before the date of grant.	6,264,838

The following plans were introduced in 2005 as part of the Company's Black Economic Empowerment (BEE) transactions for Old Mutual South Africa (OMSA) and were extended during 2006 as part of the Company's BEE transactions for Old Mutual Namibia (OMN).

The OMSA Broad-Based Employee Share Plan	> This plan is designed to reward all permanent staff of OMSA and OMN who were not in any of the Company's other share schemes with a one-off award of shares. Grants of share awards in respect of the South African BEE transactions were made in October 2005 and in respect of Namibian BEE transactions in April 2007. There is currently no intention for further awards to be made to South African or Namibian employees under this plan.	5,641,904
The OMSA Senior Black Management Share Plan	> This plan is designed to assist OMSA and OMN in attracting and retaining senior black managers in light of the increased competition for talented and experienced black management. It provides for the award of restricted shares and the grant of share options. Grants are made in addition to the normal annual share incentive allocations under the OMSA Management Incentive Share Plan.	16,238,925
The OMSA Management Incentive Share Plan (MISP)	> The MISP is designed to attract, retain and reward senior and middle management. It provides for awards of both restricted shares and share options on similar terms and conditions to the SOP and RSP.	25,565,524
Total shares held under award or option at 31 December 2007		**114,428,252**

Change of control

Under the rules of the respective schemes, in the event of a change of control:

> options granted under the SOP and awards granted under the RSP would vest in full;
> options granted under the MISP would vest: (i) to the extent that the performance criteria to which such options are subject have been met; and (ii) on a pro-rata basis to reflect the reduction in the length of the original performance period;
> restricted share awards granted under the MISP and the OMSA Broad-Based Employee Share Plan would vest in full; and
> options and restricted share awards granted under the OMSA Senior Black Management Share Plan would vest in full.

The Committee has reviewed the operation of the current share incentive schemes, including how discretion is exercised and the grant levels currently applicable, and considers these to be appropriate to the Company's current circumstances and prospects.

Information about the Company's new share incentive plans, which are intended to replace the SOP, the RSP and the Sharesave Plan, is contained in the shareholder circular relating to the Company's 2008 Annual General Meeting.

Employee Share Ownership Trusts

The Group operates a number of Employee Share Ownership Trusts (ESOTs), through which it collateralises some of its obligations under employee share schemes.

The Old Mutual plc Employee Share Trust is used to satisfy awards under the RSP (excluding South Africa, Namibia and Zimbabwe) and the strategy is to hold shares approximately equal to the number of shares awarded, but not yet vested, at any time. Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future awards.

There are various employee share trusts in existence in South Africa and Namibia relating to current and historic share incentive schemes. The strategy for each scheme has historically been to ensure that sufficient shares were acquired to match at least 90% of the obligations of each share incentive grant. However, as a result of the requirements of the Company's BEE transactions in South Africa and Namibia, it was necessary to place shares allotted as part of the transactions in the relevant BEE employee share trusts immediately, in order to cover the total annual share grant allocations likely to be made to black participants in terms of the BEE transactions up to 2014 and 2016 respectively.

The general practice of the ESOTs shown in the table below (save for the BEE-related trusts) is not to vote shares held at shareholder meetings, although beneficiaries of restricted shares may in principle give directions for those shares to be voted. However, with respect to the OMSA Broad-Based Employee Share Trust, the OMSA Management Incentive Trust, the OMN Broad-Based Employee Share Trust and the OMN Management Incentive Trust, the Trustees may vote any unallocated shares held in these trusts as well as those shares held in respect of any unexercised share options. The beneficiaries of any restricted shares allocated by these BEE employee share trusts are entitled to vote their relevant shares.

At 31 December 2007, the following shares in the Company were held in ESOTs:

Trust	Country	Old Mutual plc shares held in trust
Capital Growth Investment Trust[1]	Zimbabwe	1,713,762
Old Mutual plc Employee Share Trust	Guernsey	13,388,197
OMN Broad-Based Employee Share Trust[2]	Namibia	904,224
OMN Management Incentive Trust[2]	Namibia	2,234,800
OMSA Broad-Based Employee Share Trust[3]	South Africa	30,512,478
OMSA Management Incentive Trust[3]	South Africa	83,645,335
OMSA Share Trust	South Africa	29,930,587
Total		**162,329,383**

1 The Capital Growth Investment Trust is used to satisfy restricted share awards or Deferred Delivery Shares in Zimbabwe under a locally run scheme. Any surplus shares held in trust because of non-vesting are taken into account when purchasing shares in respect of future grants.

2 The OMN Broad-Based Employee Share Trust and the OMN Management Incentive Trust were established during 2006 to subscribe for and hold shares in the Company in connection with its Namibian BEE ownership transactions. The OMN Broad-Based Employee Share Trust holds shares for the purposes of the Namibian awards under both the OMSA Broad-Based Employee Share Plan and the OMSA Senior Black Management Share Plan, while the OMN Management Incentive Trust holds shares for Namibian awards under the OMSA MISP. Awards to white employees in Namibia under the OMSA MISP are settled by the OMSA Share Trust.

3 The OMSA Broad-Based Employee Share Trust and the OMSA Management Incentive Trust were established during 2005 to subscribe for and hold shares in the Company in connection with its South African BEE ownership transactions. The OMSA Broad-Based Employee Share Trust holds shares for the purposes of both the OMSA Broad-Based Employee Share Plan and the OMSA Senior Black Management Share Plan, while the OMSA Management Incentive Trust holds shares for the OMSA MISP. Awards to white employees under the OMSA MISP are settled by the OMSA Share Trust.

Dilution limits

In accordance with the governing rules of the various share incentive plans, there is a maximum dilution limit of 10% (over a 10-year period) of the Company's issued ordinary share capital under all share incentive plans and a 6% limit (over a 10-year period) under executive share incentive plans. Shareholder approval was obtained at an Extraordinary General Meeting of the Company held on 6 July 2005 for the latter limit to be increased to 6% from its previous level of 5% as a result of the Company's South African BEE ownership transactions. The new share incentive plans being submitted for shareholder approval at the Annual General Meeting on 8 May 2008 revert back to a 5% limit (over a 10-year period) for executive share incentive plans.

For the purposes of calculating dilution limits, any awards that are satisfied by transfer of pre-existing issued shares (e.g. shares acquired by market purchase through ESOTs) and any shares comprised in any option that has lapsed are disregarded. The Company has complied with these limits at all times.

At 31 December 2007, the Company had 2.79% of share capital available under the 6% in five years limit and 6.47% of share capital available under the 10% in 10 years limit. The issued share capital figure used for this calculation has not been reduced to reflect shares bought back into treasury by the Company.

Subsidiaries' share incentive schemes

The Company's separately-listed subsidiaries, Nedbank Group Limited and Mutual & Federal Insurance Company Limited, have their own share incentive schemes, which are under the control of the Remuneration Committees of their respective boards and are not further addressed in this Report. None of the executive directors of the Company has any interest under such subsidiary share incentive schemes.

Performance targets applicable to share incentives

The vesting of executive share options and, in certain cases, restricted share awards, is subject to the successful achievement of EPS-based targets. In choosing performance targets for the SOP, the RSP and the MISP, the Committee has considered the merits of EPS-based targets against alternative possibilities and determined that EPS-based targets were appropriate and sufficiently demanding in the context of the Company's market environment, prevailing circumstances and prospects.

Prior to 2006, EPS was measured on a UK GAAP basis and after the introduction of IFRS, on an IFRS basis. As a result of the acquisition of Skandia, existing unvested awards were converted to an EEV EPS basis and the 2006 awards were also based on EEV EPS. Both conversions (from UK GAAP to IFRS and subsequently to EEV EPS) were validated with KPMG Audit Plc and the rationale for the use of EEV EPS targets following the Skandia acquisition was set out in the resolution approved by shareholders in November 2005.

In 2007 the Committee determined that IFRS EPS targets should once again be applied and intends to use that basis for awards to be made during 2008; however, these will be the last awards to be granted with EPS as the only target. The metrics and structure of targets applying to the 2008 performance cycle, with first awards to be made in 2009, are set out above in the section of this report entitled "Changes to executive directors' remuneration in 2008".

Group HR prepares the analysis of EPS performance, and the calculations are independently checked by KPMG Audit Plc. This process is, in the opinion of the Committee, appropriate for confirming whether or not the performance targets have been fulfilled.

A summary of the targets attached to the unvested share options and restricted share awards is set out in the table below.

Year of grant	Plans covered by targets	Target 1	Target 2	Target 3
		For applicable RSP awards and tier 1 of share option awards (up to 100% of base salary)	For tier 2 of share option awards (between 100% and 200% of base salary)	For tier 3 of share option awards (in excess of 200% of base salary)
2005	SOP MISP RSP[1]	Growth in EEV EPS: For 50%, must exceed growth in the UK Retail Price Index (UK RPI) by at least 9% over the three-year vesting period	Growth in EEV EPS: For 50%, must exceed growth in UK RPI by at least 12% over the three-year vesting period	Growth in EEV EPS: For 50%, must exceed growth in UK RPI by at least 15% over the three-year vesting period
		For 50%, must exceed growth in the South African Consumer Price Index (SA CPI) by at least 9% over the three-year vesting period	For 50%, must exceed growth in SA CPI by at least 12% over the three-year vesting period	For 50%, must exceed growth in SA CPI by at least 15% over the three-year vesting period
2006	SOP MISP RSP[1]	Growth in EEV EPS must exceed growth in UK RPI by at least 9% over the three-year vesting period	Growth in EEV EPS must exceed growth in UK RPI by at least 12% over the three-year vesting period	Growth in EEV EPS must exceed growth in UK RPI by at least 15% over the three-year vesting period
2007	SOP MISP RSP[1]	Growth in IFRS EPS must exceed growth in UK RPI by at least 9% over the three-year vesting period	Growth in IFRS EPS must exceed growth in UK RPI by at least 12% over the three-year vesting period	Growth in IFRS EPS must exceed growth in UK RPI by at least 15% over the three-year vesting period

1 Target 1 applies to the bonus-matching restricted share awards granted between 2005 and 2007 and also to the deferred short-term incentive restricted share awards granted to the executive directors in 2005.

Directors' interests under employee share plans

The following options and rights over shares in the Company were outstanding at 1 January and 31 December 2007 in favour of the executive directors under the employee share schemes described in the "Employee share plans" section above, those granted during 2007 being highlighted in bold and those vested, released or exercised during 2007 being shown in italics:

Award Type and Plan	Performance targets to be met	Grant Date	At 1 Jan 07	Granted	Exercised/ released	At 31 Dec 07	Exercise price p	Share price at date of exercise/ release p	Gain made on date of exercise or release £	Date exercised or released or from which exercisable or releasable	Expiry or vesting date
J C Nicholls											
Option (SOP)	**Yes[1]**	**30 Mar 07**	**–**	**1,183,888[2]**		**1,183,888**	**162.6**			**30 Mar 10**	**30 Mar 13**
Total				1,183,888		1,183,888					
Match (RSP)	**Yes[1]**	**30 Mar 07**	**–**	**182,542[3]**	**–**	**182,542**	**–**	**–**	**–**	**30 Mar 10**	**30 Mar 10**
Total				182,542		182,542					
Joining (RSP)	**No[4]**	**30 Mar 07**	**–**	**876,384**	**–**	**876,384**	**–**	**–**	**–**	**30 Mar 10**	**30 Mar 12**
Total				876,384		876,384					
J V F Roberts											
Option (SOP)	Vested	4 Mar 02	357,000	–	357,000[5]	–	95.25	177	291,848	12 Oct 07	
	Vested	26 Feb 03	143,000	–	143,000[6]	–	86.25	177	129,773	12 Oct 07	
	Vested	26 Feb 03	645,406	–	–	645,406	86.25	–	–	26 Feb 06	26 Feb 09
	Vested	*3 Mar 04*	*661,418*	–	–	*661,418*	*95.25*	–	–	*3 Mar 07*	*3 Mar 10*
	Yes[7]	26 Apr 05	304,348	–	–	304,348	126.5	–	–	26 Apr 08	26 Apr 11
	Yes[1]	29 Mar 06	239,295	–	–	239,295	198.5	–	–	29 Mar 09	29 Mar 12
	Yes[1]	**30 Mar 07**	–	**307,504[2]**	–	**307,504**	**162.6**	–	–	**30 Mar 10**	**30 Mar 13**
Total			2,350,467	307,504	500,000	2,157,971			421,621		
Match (RSP)	*Vested*	*3 Mar 04*	*35,695*	–	*35,695[8]*	–	–	*164.17*	*58,603*	*5 Mar 07*	
	Yes[7]	27 Apr 05	173,538	–	–	173,538	–	–	–	27 Apr 08	27 Apr 08
	Yes[1]	29 Mar 06	118,976	–	–	118,976[6]	–	–	–	29 Mar 09	29 Mar 09
	Yes[1]	**30 Mar 07**	–	**143,766[3]**	–	**143,766**	–	–	–	**30 Mar 10**	**30 Mar 10**
Total			328,209	143,766	35,695	436,280			58,603		
DSTI (RSP)	Yes[7]	27 Apr 05	109,520	–	–	109,520	–	–	–	27 Apr 08	27 Apr 08
	No	29 Mar 06	75,578	–	–	75,578	–	–	–	29 Mar 09	29 Mar 09
	No	**30 Mar 07**	–	**90,812**	–	**90,812**	–	–	–	**30 Mar 10**	**30 Mar 10**
Total			185,098	90,812	–	275,910					
Option (Sharesave)	No	27 May 05	9,199	–	–	9,199	103[9]	–	–	1 Jul 08	31 Dec 08
Total			9,199	–	–	9,199					
J H Sutcliffe											
Option (SOP)	Vested	4 Mar 02	128,000	–	128,000[10]	–	95.25	149.50	69,440	13 Sep 07	
	Vested	4 Mar 02	396,950	–	396,950[11]	–	95.25	165.70	279,651	15 Nov 07	
	Vested	26 Feb 03	1,124,639	–	–	1,124,639	86.25			26 Feb 06	26 Feb 09
	Vested	*3 Mar 04*	*944,882*	–	–	*944,882*	*95.25*	–	–	*3 Mar 07*	*3 Mar 10*
	Yes[7]	26 Apr 05	434,783	–	–	434,783	126.5	–	–	26 Apr 08	26 Apr 11
	Yes[1]	29 Mar 06	352,645	–	–	352,645	198.5	–	–	29 Mar 09	29 Mar 12
	Yes[1]	**30 Mar 07**	–	**904,060[2]**	–	**904,060**	**162.6**	–	–	**30 Mar 10**	**30 Mar 13**
Total			3,381,899	904,060	524,950	3,761,009			349,091		
Match (RSP)	Vested	3 Mar 04	83,989	–	83,989[8]	–	–	164.17	137,891	5 Mar 07	
	Yes[7]	27 Apr 05	315,933	–	–	315,933	–	–	–	27 Apr 08	27 Apr 08
	Yes[1]	29 Mar 06	211,003	–	–	211,003	–	–	–	29 Mar 09	29 Mar 09
	Yes[1]	**30 Mar 07**	–	**221,372[3]**	–	**221,372**	–	–	–	**30 Mar 10**	**30 Mar 10**
Total			610,925	221,372	83,989	748,308			137,891		
DSTI (RSP)	Yes[7]	27 Apr 05	159,508	–	–	159,508	–	–	–	27 Apr 08	27 Apr 08
	No	29 Mar 06	107,230	–	–	107,230	–	–	–	29 Mar 09	29 Mar 09
	No	**30 Mar 07**	–	**111,877**	–	**111,877**	–	–	–	**30 Mar 10**	**30 Mar 10**
Total			266,738	111,877	–	378,615					
Option (Sharesave)	No	5 Apr 02	19,939	–	19,939[12]	–	83[13]	177.4	18,822	1 Jun 07	
	No	**4 Apr 07**	–	**12,500**		**12,500**	**131[14]**	–	–	**1 Jun 12**	**30 Nov 12**
Total			19,939	12,500	19,939	12,500			18,822		

The aggregate amount of gains made by directors on the exercise of share options during the year was £789,534 (2006: £35,304).

There have been no changes in the directors' interests in any of the Group's employee share plans between 31 December 2007 and 27 February 2008.

1 Subject to the fulfilment of performance targets prescribed by the Committee, under which:
> options and restricted shares granted in 2006 are subject to a Sterling-denominated EPS performance target requiring growth in EEV EPS to exceed growth in UK RPI by at least 9% over the 3-year vesting period;
> options and restricted shares granted in 2007 are subject to a Sterling-denominated EPS performance target requiring growth in IFRS EPS to exceed growth in UK RPI by at least 9% over the 3-year vesting period;
> as a result of the acquisition of Skandia, the Company converted the targets for awards granted between 2004 and 2006 from IFRS EPS-based targets to EEV EPS-based targets.
2 Options under the SOP and the deferred STI RSP awards granted on 30 March 2007 were based on the closing middle market price of the Company's shares on the London Stock Exchange on 29 March 2007, namely 162.60p. The award under the SOP granted to Mr Sutcliffe was over shares with a market value equal to 200% of his base salary at the time of grant, while the grant to Mr Roberts was over shares with a market value equal to 100% of his base salary at the time of grant. The award to Mr Nicholls consisted of a joining grant with a market value of £1,425,000 and an annual grant with a market value equal to 100% of his base salary at the time of grant.
3 The number of shares awarded under the RSP bonus match on 30 March 2007 was calculated by reference to a price of 164.32p per share, being the price at which the matching shares were acquired by the Trust.
4 The restricted share award granted to Mr Nicholls on 30 March 2007 was in respect of a buy-out of an entitlement with his previous employer. As a result, the vesting of the award, which occurs in equal thirds on the third, fourth and fifth anniversaries of grant, is not subject to the achievement of performance targets.
5 Mr Roberts sold 260,891 of the shares released and retained 96,109 shares.
6 Mr Roberts sold 100,194 of the shares released and retained 42,806 shares.
7 As a result of the successful achievement of tier 1 of the EEV EPS-based performance targets, the options and restricted share awards granted on 26 and 27 April 2005 respectively will vest in full on 26 and 27 April 2008.
8 Mr Roberts sold 14,686 of the shares released to cover his income tax and employee National Insurance Contribution liabilities and retained 21,009 shares. Mr Sutcliffe sold 34,557 of the shares released to cover his income tax and employee National Insurance Contribution liabilities and retained 49,432 shares.
9 The Sharesave option price was determined as 20% below the average of the Company's share price between 5 and 9 May 2005. The Company's share price at the date of grant (27 May 2005) was 120p.
10 Mr Sutcliffe retained all of the shares exercised.
11 Mr Sutcliffe sold 350,000 of the shares exercised and retained 46,950 shares.
12 Mr Sutcliffe retained all of the shares exercised.
13 The Sharesave option price was determined as 20% below the average of the Company's share price between 7 and 11 March 2002. The Company's share price at the date of grant (5 April 2002) was 109p.
14 The Sharesave option price was determined as 20% below the average of the Company's share price between 13 and 15 March 2007. The Company's share price at the date of grant (4 April 2007) was 166.5p.

Executive directors' shareholding requirements

The Committee has established guidelines on shareholdings by executive directors of the Company. Under these, the Chief Executive is expected to build up a holding of shares in the Company equal in value to at least 150% of annual base salary within five years of appointment; the equivalent figure for other executive directors is 100% of annual base salary. For the purposes of the calculations, unvested restricted share awards are excluded.

The following table shows Old Mutual plc shares held by executive directors at 31 December 2007 (including holdings by connected persons) compared to the shareholding requirements prescribed by these guidelines.

	Minimum number of shares required to be held[1]	Personal shares held at 31 December 2007	Date by which holding must be achieved
J C Nicholls[2]	298,330	106,764	1 November 2011
J V F Roberts	298,330	806,546	–
J H Sutcliffe	657,816	1,692,769	–

Notes
1 The minimum number of shares required to be held has been calculated using the market price of Old Mutual plc shares on 31 December 2007, namely 167.6p.
2 J C Nicholls also holds 876,384 unvested restricted shares which are subject to time-vesting only.

Current exposure

The current exposure of the executive directors to the Company's share price is shown in the table below. This includes shares owned outright (including holdings by connected persons), and the intrinsic value (market share price at 31 December 2007 less the weighted average option exercise price) of options already vested. It excludes unvested share options and restricted share awards that are subject to performance targets, although the executive directors do have further exposure to the Company's share price in this respect.

	Personal shares held	Total value of personal shares £	Total restricted shares held (not subject to performance targets)	Total value of restricted shares £	Vested options at 31 December 2007	Weighted average exercise price p	Total intrinsic value of vested options £	Total exposure £	Total exposure as a percentage of base salary
J C Nicholls	106,764	179,000	876,384	1,469,000	–	–	–	1,648,000	330
J V F Roberts	806,546	1,352,000	166,390	279,000	1,306,824	90.80	1,004,000	2,635,000	527
J H Sutcliffe	1,692,769	2,837,000	219,107	367,000	2,069,521	90.35	1,599,000	4,803,000	653

The Board has considered whether to adopt a shareholding requirement for non-executive directors, but does not consider this to be appropriate.

Company share price performance

The market price of the Company's shares was 167.6p at 31 December 2007 and ranged from a low of 144p to a high of 187.5p during 2007.

The following graph shows the total shareholder return to 1 January 2008 on £100 invested in shares in Old Mutual plc on 1 January 2003 compared with £100 invested in the FTSE 100 Index. The other points are the comparative returns at the intervening financial year ends.

In the opinion of the directors, the FTSE 100 Index is the most appropriate index against which to measure total shareholder return of the Company, as it is an index of which Old Mutual plc is a member and is located where the Company has its primary listing. The Board and the Committee also have regard to a variety of other sector-specific comparators in reviewing performance.

Total shareholder return for five years to 1 January 2008

Old Mutual plc – total return



250
200
150
100
50
0
Old Mutual plc
FTSE 100
Jan 03
Jan 04
Jan 05
Jan 06
Jan 07
Jan 08

Source: Datastream

Shareholder approval of the Remuneration Report

An advisory vote on the Remuneration Report will be put to shareholders at the Annual General Meeting on 8 May 2008 in accordance with the Directors' Remuneration Report Regulations 2002.

Rudi Bogni
Chairman of the Remuneration Committee,
On behalf of the Board
27 February 2008

Corporate Responsibility

We believe that our reputation is built upon our desire to be respected members of the communities in which we live and work. We express this desire through our corporate values, through the way we interact with our customers, investors, regulators, suppliers and each other and through our active investment in the upliftment of our communities and preservation of our natural environments.

Overview

Businesses within the Old Mutual plc group (the Group) aim to meet the needs of clients while understanding the wider issues for which they have responsibility. The Group views corporate responsibility as the pursuit of commercial success in ways that honour ethical values and respect people, communities and the natural environment. The Group's corporate responsibility programmes operate at a local level following guidelines and frameworks that are standardised across the Group. These standards take cognisance of the United Nations Global Compact (UNGC), criteria established by the FTSE4Good Index and work done with the FORGE Group to identify issues relevant to the financial sector. The Group has established Corporate Responsibility principles that each business unit replicates at local level.

The Group is committed to observing proper practices in the area of human rights. This has been further supported by Old Mutual having become a signatory to the UNGC during 2007. The UNGC is a framework of ten universally accepted principles in the areas of human rights, labour, the environment and the prevention of corruption. The Group supports them and will work to further the principles through its business activities. The commitment to the UNGC will sit alongside the existing FTSE4Good framework that has been built into the Group's strategy and will support the work undertaken during 2008.

The Group has also adopted and aims to abide by a Code of Business Conduct/Ethics. The Code includes information on relations with customers, suppliers, intermediaries, shareholders and investors, employees, government and the local community, as well as competitors and compliance issues. The Code can be viewed on Old Mutual plc's website and is also provided to Old Mutual staff. The Code supports the International Labour Organisation's Core Labour Standards, covering issues such as equal opportunities, freedom of association and collective bargaining. The Group Company Secretary has responsibility for the Code of Business Conduct/Ethics. As human rights statements exist within that Code, any suspected breach will be dealt with through the appropriate risk functions and the Audit and Risk Committees that are in place around the Group. These also enable matters to be suitably escalated to the Group Audit and Risk Committee, where warranted. The Group does not support forced labour or child labour in any of its operations.

Product to Market
Under one of Old Mutual South Africa's local economic development programme investments, over 100 craftsmen received support to develop their careers.

Umcebo Trust Durban SA
Working with other supporters, including the National Department of Arts and Culture, Old Mutual South Africa supports the Trust in skills development, job creation and access to markets.




OLD
MUTUAL

Old Mutual plc is a member of the FTSE4Good Index, the selection criteria for which include working towards environmental sustainability, developing positive relationships with stakeholders, and upholding and supporting universal human rights. Old Mutual plc and Nedbank Group Limited are both included in the JSE's Socially Responsible Investment Index. This Index measures participant companies' commitment and performance against a triple bottom line of sustainability in terms of environmental, economic and social impacts.

Nedbank Group has also been listed on the Dow Jones World Sustainability Index (DJSI) for a third year. The DJSI was the world's first benchmark to track the performance of leading companies in terms of corporate sustainability.

Community projects

During 2007, the Group's social investment programmes operated principally in the countries where its businesses were located, working with selected charities and other organisations to benefit causes supported by the Group. These included education, health and welfare, local economic development, the environment and the arts. In South Africa particular attention was paid to Black Economic Empowerment (BEE) and HIV/AIDS. The Financial Sector Charter (FSC) targets for BEE and transformation continued to be met and exceeded in many areas by the Group's local businesses.

South Africa

Old Mutual South Africa (OMSA)

OMSA is committed to growing and investing in socially responsible business activities, employment equity and diversity, skills development and affirmative procurement, as well as sustainable social investment projects and the active involvement of employees in social and community affairs. Its Corporate Citizenship programme recognises the value of non-financial performance and social accountability.

The Old Mutual (South Africa) Foundation (the Foundation) is the primary source of funds for OMSA's social investment programme. At the year end, the assets of the Foundation were worth R332 million, including 14.5 million shares in Old Mutual plc.

The Foundation began a three-year medium-term strategy in 2007 whose areas of focus are local economic and enterprise development (LEED), education and staff volunteerism. In addition to these programmes, the Foundation supports HIV/AIDS projects. These programmes have continued to offer help to local communities, to vulnerable children and to OMSA staff who wish to participate in voluntary activities. The Foundation spent over R32 million on its corporate social investment programmes during the year and also made *ad hoc* donations to a number of charities.

LEED: 2007 saw the start of the LEED programme, with over R9.5 million being given in support of 12 programmes. The Product to Market skills development programme was one of the largest investments, helping 126 craftsmen develop their careers. The products made have been sold to 18 government or corporate buyers, supporting the formation of over 100 supplier relationships. Under the small-scale farming initiative, over 500 trainees have attended courses and then gone on to develop a farm in their communities. This programme is run in association with the Organic Farms Group, which has assisted the farmers to form links to recognised supermarket chains. A new project was also established to support entrepreneurs, focusing on school-leavers and women's groups. Funding enabled teams to propagate trees for planting in various communities and to restore the Ongoye Forest.

AIDS Orphans Programme: Old Mutual has adopted a four-pronged strategy to address the social and economic challenges caused by the HIV/AIDS epidemic in South Africa. This strategy covers the workplace (employees), the broader community, financial services and advice (customers), and business impacts. The Foundation has worked with a number of organisations in this area, including Heartbeat, NOAH and Helping Hands. The Foundation's AIDS Orphans Programme supported NOAH in its successful application to be the charity of choice for the Two Oceans Marathon for the next three years. During 2007 over 5,000 orphans were supported through the programme and training was also given to over 130 people to enable them to supply home-based care supporting orphans or vulnerable children.

Habitat for Humanity
Old Mutual's Chief Executive, Jim Sutcliffe, joined Old Mutual South Africa employees building houses with Habitat for Humanity. In total Old Mutual South Africa built five houses in Gauteng and five in Mfuleni.

Community Builder
One of the 174 projects supported by Old Mutual South Africa Staff through the 2007 Community Builder Programme. Each of these projects is run on a local level with local staff participating.

Staff Volunteer Programme: The Staff Volunteer Programme consists of the Staff Community Builder Programme, "Adopt an Orphan" and the Staff Charity Fund. This programme was renewed during the year, making donations of R6.3 million. The Staff Community Builder Programme supported 174 projects, giving R3.2 million to the local community. Sixteen organisations were supported through the Staff Charity Fund this year, with a total of over R340,000 being distributed to causes such as abused children, HIV/AIDS charities, the elderly and animal welfare groups. Care and Share Week was a great success in 2007, with almost 90 projects approved and nearly 2,000 employees signed up to support them. The Adopt an Orphan programme encourages staff to commit a regular amount of R50 per month (matched Rand for Rand by the Foundation) towards the care and support of vulnerable children. The Foundation's partner organisation, Heartbeat, manages the administration of funding of the children supported by the programme and works to address their educational and welfare needs.

General programmes: Old Mutual staff, including the Group Chief Executive, Jim Sutcliffe, took part in building five houses in Gauteng and five houses in Mfuleni with Habitat for Humanity, which brought the total number of houses built by Old Mutual in South Africa through the efforts of staff volunteers to 35. Links between the Department of Social Development and members of the Gauteng Provincial Management Board were further developed through a mentorship and skills-sharing programme.

The Out of the Box Environmental Education Programme was launched in Johannesburg in April 2007, thereby extending the work already done in the Cape Town region.

Masisizane: The Masisizane Trust was launched by OMSA during 2007 using some of the proceeds released from the closure of the Company's South African Unclaimed Shares Trust.

When Old Mutual became a publicly listed company in 1999, eligible Old Mutual policyholders were issued with free shares. Under the scheme of demutualisation approved by the South African High Court, persons eligible to receive those free shares were required to claim them. Since then, some 98% of the shares have been claimed by the original policyholders. 2% of the shares remained unclaimed despite strenuous efforts to trace those potential shareholders. The Trust in South Africa closed in August 2006, as required by the Trust Deed, with the 54 million remaining unclaimed shares being sold. In line with management's recommendation, shareholders agreed at the Old Mutual plc Annual General Meeting on 24 May 2007 that the after-tax proceeds would be used as follows: R400 million would be retained to meet claims from any remaining policyholders who had not yet claimed their shares with any residue remaining after three years from 31 August 2006 to be used to benefit South Africa; R300 million would be used to improve the benefits of certain small policyholders; and some R400 million would be invested in development initiatives that would contribute to shared economic growth in South Africa.

Masisizane has been incorporated to co-ordinate the delivery of these initiatives. A mix of representatives from Old Mutual plc, OMSA, the Group's empowerment partners (WIPHOLD and Brimstone) and two external representatives will oversee them. In summary, the initiatives and related funding are:

> Women-owned Enterprise Development (R260m), which aims to facilitate the development of women-owned SMME businesses that create employment in various economic sectors, with a special focus on micro-sized businesses. In the long term, this should translate into wealth for individuals, sustainable home-building, access to education, and re-investment into the economy;
> Financial Education Initiative (R60m), which aims to help South Africans across all income groups improve their financial discipline and financial knowledge;
> the Ilima Trust (R50m), which will aim to assist in developing the ability of South African municipalities to serve their communities on a sustainable basis. Capacity-building and knowledge transfer will be delivered by former staff of OMSA. These activities are conducted in partnership with the Department of Provincial and Local Government;
> the JIPSA initiative (R5m) aims to train people in local government organisations on project management skills. This is a continuation of a partnership initiative between OMSA and the Deputy President's Office to deepen the ability of municipalities to deliver services;
> a R25m pool of funds has been allocated to Old Mutual plc to support South African initiatives aligned to the four broad themes above, namely job creation and enterprise development, financial education, skills and capacity-building and training.

All of these interventions are in addition to existing business and corporate social initiatives undertaken by OMSA. The intention is that each initiative should make a meaningful investment in shared growth, as envisaged in the Government's plans for the Accelerated and Shared Growth Initiative for South Africa (ASGISA).





BEE: OMSA is committed to broad-based empowerment and to being rated an 'A' performer as measured by the FSC. Initiatives continue to be implemented to develop staff, particularly in the area of management and leadership, and to ensure that black staff are supported in their roles as leaders in the Group. Other objectives of these initiatives are to contribute to the building of a strong and stable society and democracy through sound infrastructural investments, to facilitate the entry of black entrepreneurs into corporate South Africa through structuring and investing in BEE deals, and to make direct investments into communities and society at large.

OMSA has a good track record in each of these areas, having already set industry benchmarks in infrastructural investment, corporate social investment, staff development and training, and the creation of a diverse workplace.

The black business partners introduced to the Company as a result of the empowerment transactions entered into with the Brimstone and WIPHOLD consortia during 2005 have had a marked impact on the overall transformation strategies of OMSA. These partners have played a key advisory role in diverse areas such as small and medium company development, skills development, stakeholder relations, and product development. All parties remain committed to the performance contracts entered into as part of those transactions and these should continue to position OMSA as a leading exponent of transformation within the South African context.

OMSA's Corporate Citizenship Report for 2007 details OMSA's contribution to South Africa's economic transformation, including BEE programmes and their alignment to the FSC. It is expected to be available on the Company's website, *www.oldmutual.com*, from April 2008. A copy may also be requested from the Corporate Affairs Manager, Old Mutual (South Africa), PO Box 66, Cape Town 8000 and from the Head of Corporate Responsibility, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG.

Nedbank Group

Nedbank Group (Nedbank) contributed R35 million to community projects during 2007. These were carried out mainly through the Nedbank Foundation, which spent R30 million to support over 200 projects in the areas of welfare, community development, economic development, heritage, arts and culture and education, with the largest contribution going to the last of these. The Foundation's contribution was double the level required by the FSC.

Nedbank aims to help meet the challenge of giving all South African children a good education. Through its focus on rural school development, the Foundation has made significant investments to provide better learning facilities for some of the country's most needy communities. The organisation has been involved in the development of youth centres in both Gauteng and KwaZulu-Natal, which offer skills and financial management training and business education to out-of-school and out-of-work youths. During 2007 nearly 300 young men and women benefited from these programmes.

During the year Nedbank unveiled two promotional "solar billboards". The first panel generated electricity for a kitchen at MC Weiler Primary School in Alexandra Township in Gauteng, enabling meals to be cooked for more than 1,400 children every day. This initiative led to Nedbank winning the first-ever Grand Prix Award at the Cannes Advertising Awards. The second billboard was opened towards the end of 2007 in Athlone in the Western Cape.

HIV/AIDS: Nedbank's health strategy focuses on prevention of HIV/AIDS among the uninfected and on positive living for those who are infected. Prevention involves educational work, while the positive living programme aims to extend life expectancy and the quality of life of those living with the virus. Nedbank helps children who have been left vulnerable by the pandemic, as well as those living with the disease, and employees are encouraged to become personally involved in HIV/AIDS projects. As part of this, the company works with organisations such as Johannesburg Child Welfare Society, Lerator Love Home, Cotlands Baby Sanctuary, Jan Hofmeyr Emdeni Children's Home, Hospice in Soweto, McCord Hospital and Sparrow Ministries to assist local communities to support those affected by HIV/AIDS and their families.

Nedbank Paralympics
Oscar Pristorius is one of the South African Paralympic Team supported by Nedbank. The 2008 Beijing Games mark Nedbank's fourteenth year as a sponsor of the South African Paralympic Team.

Solar Billboard
The children at MC Weiler Primary School in Gauteng benefitted from Nedbank's first solar billboard. Generating electricity for the school kitchen, it enabled 1,400 meals to be cooked every day.



Through its economic development work, the Foundation directly addresses another important South African national priority, job generation, by helping people to improve their skills. Women and out-of-school young people are a particular focus of the programme. Implementation of these programmes is often in partnership with non-governmental or community-based organisations. As part of its focus on education Nedbank has supported the Walter Sisulu University in the Eastern Cape, with a donation funding equipment for two media centres for its Department of Economics.

Employee participation: Nedbank encourages its employees to become involved in charitable activities by providing time, energy, talent and leadership skills. Team Challenge is an example of this, being a team-based, community-focused initiative designed to give employees an opportunity to win a share of R230,000 for their favoured causes. During 2007, a new category was introduced, the seven-day challenge, to encourage staff to become involved in projects that could be completed in under a week. The winning long-term team supported the Simphumelele Home, which provides care for children who have been abandoned, neglected or abused. Projects supported by the winning seven-day teams included vegetable gardens for a children's care centre and donation of beds to a nursery at a children's home in Soweto.

The Local Hero programme is an initiative that honours staff members who make a difference in their communities through volunteer work. It supports and showcases the efforts of these individuals, thereby furthering a culture of employee involvement and caring. The qualifying criteria are stringent and the commitment from the staff member must be long-term. In 2007 there were 43 applications, with R390,000 being donated. During the year the programme was also extended to include projects supported by the bank's customers.

Foundation/Trusts: The BoE Education Foundation and BoE Charitable Trust provided R3 million of support to projects in education and welfare during 2007, focusing especially on the Gauteng, Western Cape and KwaZulu-Natal regions. Over R560,000 was distributed by the Nedbank NBS Centenary Foundation, with a focus on early childhood development and welfare. Many awareness days and public fund-raising events were also held in conjunction with staff.

Nedbank has had a long association with sport for the disabled, the highlight being the annual Nedbank Championships for the Physically Disabled. These Championships support Nedbank's continuing sponsorship of the South African Paralympic Team, which will compete in Beijing in 2008.

The Nedbank Green, Sport, Arts and Children's Affinities continued during 2007. These operate in conjunction with affinity bank accounts opened and run by Nedbank's customers, with donations by the Company based on the levels of usage of these accounts. Together they have donated nearly R100 million to environmental, sports, arts and children's projects since they began.

The Green Trust, a partnership between Nedbank and WWF-SA, is a partnership that supports conservation projects through community-based programmes. Since its inception in 1990, the Trust has funded over 150 conservation projects throughout South Africa, with over R5 million being donated by Nedbank during 2007. Projects that received support include rehabilitation projects for a variety of species and a wider biodiversity programme.

The Sports Trust donated over R850,000 during 2007 to support a number of projects, including a Bicycle Empowerment Network, which promotes the use of bicycles as a low-cost and environmentally friendly mode of transport, and the establishment of netball courts and cricket nets at the Diamandveld Primary School.

Donations during the year by the Nedbank Arts & Culture Trust exceeded R450,000. Among the recipients was the Jikeleza Dance Project, which works with disadvantaged children in Hout Bay.

The Nedbank Children's Affinity, which works in partnership with the Nelson Mandela Children's Fund (NMCF), aims to improve the quality of life for South Africa's children and youth. The fund's education programmes support orphans and vulnerable children. During 2007, Nedbank and its Children's Affinity clients donated nearly R3.5 million to the NMCF, helping the fund to support nearly 70 projects.


WHAT IF A BANK REALLY DID
GIVE POWER TO THE PEOPLE?

BEE: Nedbank remains committed to meeting and exceeding the requirements of the FSC as one of its signatories and to achieving the ideals of transformation and implementing BEE initiatives under the FSC within acceptable risk parameters. It has taken a number of steps to ensure this. The organisation's philosophy is to differentiate itself in terms of its BEE approach by strengthening existing BEE relationships, creating new relationships among established and new BEE players in the market, and supporting emerging BEE players.

More information on Nedbank's approach to the FSC and BEE, as well as further details of the projects supported by the Nedbank Foundation, will be provided in its Sustainability Report, which will be published in April 2008. This Report will be available on its website, *www.nedbank.co.za*, and also upon request from the Senior Manager, Corporate Governance and Sustainability, Nedbank Group Limited, PO Box 1144, Sandton 2196, South Africa.

Mutual & Federal

In 2007, Mutual & Federal spent just under R2 million supporting various charitable organisations, focusing on the areas of education, health and welfare, road traffic safety, crime prevention and conservation. Organisations which received support included the Drive Alive Trust, NICRO, Business Against Crime, the WWF, the SA Conservation Education Trust and the Endangered Wildlife Fund.

Mutual & Federal's sport sponsorship was focused on cricket and rowing and amounted to R1.14 million in 2007. Through its sponsorship of the Mutual & Federal Cricket Annual and the Annual Cricket Awards, the company has established a solid relationship with Cricket South Africa. The Company also sponsors the Annual Universities Boat Race held in Port Alfred, including a novice race which was introduced in 2007.

In addition to its Corporate Social Investment programme, Mutual & Federal has established a Community Trust that has identified three major areas of need in South Africa. The first is youth empowerment, the second AIDS orphans, vulnerable children and child-headed households, and the third enterprise development. During 2007 the Trust supported SOS Children's Villages in Mpumalanga and MaAfrica Tikkun in Gauteng to run projects supporting empowerment and disadvantaged children. Support was also extended to a social upliftment project in the Western Cape.

Rest of Africa

Namibia: The Old Mutual Namibia Foundation remains committed to being a good corporate citizen and to helping to create sustainable livelihoods in Namibia. The Foundation tries to ensure that, through mutual understanding and responsible behaviour, the role of business in building a better future is recognised and encouraged. Its agenda is tailored to meet the company's social priorities by supporting education, health and welfare and accelerating the transition to a sustainable way of life in local communities. During 2007, over N$1,600,000 was spent on existing projects as well as new partnerships. Among the projects supported were the Ekondopeko Mathematics Project in conjunction with Nedbank, which for the second year, worked for the upliftment of mathematics in rural areas. In the health and welfare area, a donation was made to the Ministry of Health and Social Services to support a project in the Tsumkwe constituency working with the local community to tackle tuberculosis. Support for community development projects included the Mahetago Community Centre where community skills training workshops are held. To date over 600 community members have been trained. Project Etango, a project to convert decommissioned shipping containers into offices, kitchens, counselling centres or classrooms for local communities, will receive a three-year commitment from Old Mutual Namibia in the form of donations and employee support through the Staff Community Builder Programme.

At the end of 2007, the Namibian Foundation had assets of nearly N$11 million, including 5,478,000 shares in Old Mutual plc.

BEE: In September 2006, the Old Mutual Group announced BEE transactions in Namibia, which resulted in a broad range of black stakeholders acquiring ownership of N$308 million-worth of the Group's Namibian businesses. There were three separate, but interdependent, BEE transactions for Old Mutual Namibia, Nedbank Namibia and Mutual & Federal Namibia. The transactions included employees, strategic business partners, distributors, trade union members and their families, women's organisations and church groups. Three business consortia were carefully selected from different parts of Namibia as strategic business partners on the basis of their ability to add value by attracting new clients to the current businesses. These consortia are all broad-based, have empowerment credentials, demonstrate strong leadership, share the Group's values and have relevant financial services experience. The Group also selected strategic

Junior Golf Development
A cheque presentation to the Zimbabwe Ladies Golf Union to support their junior golf development programme. The programme aims to identify and develop golfing talent among school children, who will in future represent Zimbabwe. It also aims to introduce the sport to a wider base in schools, including those who have not been exposed to it before.

Greater Boston Food Bank
Old Mutual Asset Management staff in the US supported the Greater Boston Food Bank in 2007. The Bank's mission is to help end hunger in eastern Massachusetts and, as part of this, it feeds more than 320,000 people annually in nine counties in eastern Massachusetts.

community partners, notably Women's Action for Development and a consortium of large church groups, as active partners to grow the businesses and contribute to the development of communities across Namibia. Work continued with these strategic community partners during 2007.

Zimbabwe: During 2007, Old Mutual Zimbabwe continued to support projects under its structured social responsibility programme, including community projects, arts and culture programmes and business and education programmes. The Jarios Jiri Centre continued to receive support, including for a project to fund the renovation of the plumbing to the centre and a Christmas party held by Old Mutual Zimbabwe staff for children at the Centre. Over Z$270 million was donated to the Centre during the year. Support was also provided to the SOS Children's Village Kindergarten Project through a donation of Z$3,500 million which funded the building of a theatre supporting the work of local villagers who care for abandoned and orphaned children. Old Mutual Zimbabwe provided Z$100 million to the Chitungwiza Harmony Singers to support them in their participation in the Old Mutual/Telkom Choral Festival. The choir came first and third in the Western and Africa categories respectively. A donation of Z$2,000 million was made to the Bulawayo Athletic Club, a multi-disciplinary sports club, to enable the clubhouse to be rebuilt following a major fire. Z$500 million was donated to the Foundation for Sustainable Development programme, which not only aims to address environmental challenges, but also to empower local disadvantaged groups including those affected by HIV/AIDS. In total during 2007 the Old Mutual Zimbabwe Foundation donated over Z$24,000 million to over 20 projects.

At the end of the year, the Zimbabwe Foundation had assets of Z$37.9 trillion, including 2,222,517 shares in Old Mutual plc.

Malawi: Old Mutual Malawi continued to support a number of projects in the education and health sector. Total donations amounting to MK3.7 million were made in 2007 to various organisations and schools. Donations of food items and mattresses were made to Montfort School for the Deaf and Blind and Ekwendeni School for the Blind through the Lions Club of Mzuzu. Donations also went to a fun run to raise funds to buy equipment for the maternity wing at Mzuzu Central Hospital. Sponsorship was provided to St Andrews International High School for its championship of a project to manufacture bicycle ambulances for distribution to rural areas of the country.

The Rotary Club of Lilongwe, Athletics Association of Malawi, Malawi against Polio and the Southern Region Volley Ball Championship also received donations from Old Mutual Malawi.

The Old Mutual Malawi HIV and AIDS workplace programmes organised a workshop for staff and their spouses in Blantyre and Lilongwe and also funded the Chibale Golf Society tournament (which assists orphans in Namwera and Manone).

At the end of the year, the Malawi Foundation had assets of over MK138million, including 333,200 shares in Old Mutual plc.

Kenya: Old Mutual Kenya supported numerous projects in 2007 with total donations of Kshs1.2 million. Projects that received support included training the dependants of clients in career planning and goal-setting. Through this programme over 300 students in Nairobi, Mombasa and Kisumu received guidance. Old Mutual Kenya worked with a local NGO to support projects focusing on HIV/AIDS.

USA

Old Mutual Asset Management (OMAM): OMAM remains committed to supporting local communities in need around its Boston headquarters and member firm locations through its employee-run charitable foundation. The OMAM Charitable Foundation continued to focus its efforts during 2007 on four target areas: community, healthcare, homelessness and emergency/crisis intervention and strove to make meaningful contributions to its partner organisations. In 2007, the Foundation made direct gifts of US$277,000.

Among the causes supported were City Year, Boys and Girls Club of America, the Salvation Army and the United Way, as well as local organisations including the Pine Street Inn, Home for Little Wanderers, Rosie's Place, Women of Means, and the Massachusetts Society for the Prevention of Cruelty to Children.

In addition to making monetary grants through its charitable foundation, OMAM seeks to promote employee involvement by encouraging employees to take advantage of their paid volunteer day, sponsoring company-wide charitable events and matching personal charitable gifts from Foundation assets.


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DATE: 21/11/2007
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During the year, OMAM employees lent their support to Daffodil Days, benefitting the American Cancer Society, Lee Denim Day benefitting the Susan G. Komen Foundation, and a toy drive benefitting the children at the Home for Little Wanderers. Employees also participated in the JP Morgan Chase Corporate Challenge and the Epal programme in which employees mentor local high-school children via email. OMAM also sponsored a company outing in which the entire company spent half a day volunteering at the Greater Boston Food Bank sorting food to be delivered to individuals in need.

Old Mutual Financial Network (OMFN): The Group's US Life business, OMFN, made significant contributions to a number of worthy organisations during the year. Employee gifts to charitable organisations were matched by OMFN through its matching programme on a dollar-for-dollar basis up to an annual limit of $1,000. During 2007, nearly 70 projects and/or organisations were supported in this way with the focus being on education, health and community issues. Organisations that received donations included the Maryland Food Bank, the Leukaemia & Lymphoma Society, National MS Society, Habitat for Humanity, Special Olympics, the American Cancer Society and the Johns Hopkins Children's Center.

The Atlanta office participated in a three-day Breast Cancer walk to benefit the Susan G. Komen for the Cure charity, the world's largest grassroots network of breast cancer survivors and activists. Events like this have supported the raising of nearly $1 billion to fulfil the charity's promise to become the largest source of non-profit funds dedicated to the fight against breast cancer in the world. Total funds generated by employees, and subsequently matched by the company, exceeded $20,000.

From a corporate perspective, OMFN focused its support on local organisations including Rebuilding Together, a non-profit organisation that works with local businesses and community associations to repair and rehabilitate the homes of low-income, elderly or disabled homeowners. Support was also again given to the University of Baltimore for its Baltimore City Scholars and Leadership programme. OMFN also supported the Beans & Bread programme, Big Brother, Big Sisters, Ronald McDonald House, the American Red Cross and the American Cancer Society.

Skandia

Skandia's business concept is to meet people's need for financial security, with corporate social responsibility (CSR) playing an integral role in the business. At the beginning of 2007, Skandia Group agreed and adopted various formal CSR Principles.

Nordic: In May 2007 the Nordic division supported the Skandia Group CSR Principles by introducing CSR Principles for the local region. A working group was established with responsibility for implementing these Principles.

Skandia in Sweden has a long history of supporting projects for the development of society. Over the past few years, its engagement has focused on projects that support and develop the young in the community. This is done mostly through the flagship programme for the Nordic region, Ideas for Life (IFL). Celebrating its twentieth anniversary in 2007, IFL works preventively and long term, providing activities for children and youth organised under the guidance of parents and teachers. The work takes place in close co-operation with municipalities, schools and other organisations. The IFL organisation consists of a central unit through which projects are directed by a project co-ordinator. Skandia offers professional guidance and support, but also financial support depending on the objective of the project. Currently nearly 400 Skandia employees are working as ambassadors for IFL, devoting many working hours to activities for children and young people. Part of the IFL funding comes from a not-for-profit mutual fund supplied as part of the mutual fund offerings. When a customer selects this offering, 2% of the net asset value goes directly to the IFL Foundation.

Skandia Denmark started its own IFL Foundation in 2007 based on the Swedish model. Since its inception, over 30% of employees have signed up.

Skandia Sweden also continued its support for the Ren Idrott Foundation during 2007. Set up in 2002, this has helped 35 of Sweden's most famous athletes become role models for clean sport. The main purpose is to educate youngsters that it is possible to be the best at sport without using drugs.

Crisis Run
In June 2007 a team of Old Mutual plc staff took part in the Crisis Square Mile Run. Covering 5km around the sites of London, the team raised funds to support Crisis in its aim to fight homelessness and empower people to fulfil their potential and transform their lives.

Home San Mauricio
Queen Silvia of Sweden and HRH Prince Turki bin Talal bin Abdulaziz Al Saud of Saudi Arabia attend the launch of the Skandia Colombia's mentoring programme with the Home San Mauricio. Forty children have been paired with Skandia employees and through the year they will work on developing self-esteem to help, among other things, avoid the risk of drugs.

Europe and Latin America: Among the beneficiaries of Skandia Colombia's corporate responsibility programme during 2007 was the International Dialogue project, which is designed to prevent drug consumption among children and young people. As part of this programme, 40 Skandia employees acted as mentors to children at the Home San Mauricio. The business also provided support to the Skandia Cultural Centre, which is a corporate initiative that aims to promote culture through music, painting and visual arts, and to financial education. Skandia Mexico continued to support a large-scale project working with children with cancer. This programme, which is run in association with Casa de la Amistad, supports them through their treatment and helps them to continue their education. In Chile, staff once again clubbed together to run a Christmas party for disadvantaged children from the suburbs of Santiago.

Skandia Switzerland supported a wide variety of charities and causes during 2007, with staff raising funds for various not-for-profit organisations including Wunderlamps, which helps sick children fulfil a dream. In Portugal donations were given to the Portuguese Association Against Poverty and Unicef. In Poland, Skandia once again supported the Scandinavian Sports Family Festival and, among other projects, immunisation cards for children. Every year Skandia Vita in Italy donates money for the distribution of Christmas gifts to social associations. In 2007, money was donated, among other charities, to Associazione Bambini Cerebrolesi, which supports children born with brain problems and their families. Skandia Germany started to develop a general CSR concept, with the objective of integrating and centralising all social and environmental initiatives from mid-2008. In 2007 the business gave €2,000 to a local homeless charity to fund Christmas dinner and shelter for 800 people. Skandia Austria donated a total of €17,500 in 2007 to projects such as the EKZ Tournament for Children, supporting local community sporting projects. Schmetterlingskinder again received €10,000 to support its work with children suffering from epidermolysis bullosa, a rare genetic condition that leaves them with extremely fragile skin.

Skandia UK & Offshore division: Skandia UK & Offshore division gave over £20,000 to charities through employee support, company matching and company donations of 50p for every employee who participated in an annual survey during 2007. The largest recipients were Wessex Cancer Trust and the NSPCC. Another charity supported by Skandia UK & Offshore was the Saints in the Community programme, a programme local to Southampton that helps over 80,000 children every year to build their confidence and improve their numeracy and literacy skills through coaching and mentoring initiatives. Through this programme, Skandia UK & Offshore has donated £1,500 and raised more than £1,200 through employee support, and employees have donated a total of 367 hours of their time, most of which has been during working hours. Children in Need and Comic Relief were also supported with nearly £2,500 raised by employees for each charity. Through its title sponsorship of Skandia Cowes Week, the Skandia UK & Offshore division also supports the Ellen MacArthur Trust as the event's official charity.

Old Mutual plc

Old Mutual plc makes donations to charities through its Bermuda Foundation. The funds are split into different pots: staff choice, staff matching, *ad hoc* donations and a CEO selection. In 2007 Old Mutual plc staff selected three charities to receive support through the staff choice programme. The Lavender Trust, Habitat for Humanity and Thames 21 were chosen and each charity received £10,000. Additional money was raised for the Lavender Trust through Breast Cancer Awareness Month. The office sold pin badges and had a Wear it Pink day to raise funds. Donations from the *ad hoc* fund supported music workshops in schools by the City of London Sinfonia for a second year.

Staff participated in a number of fundraising events in 2007, many of which received matching. One member of staff raised over £2,000 for the neonatal unit at Barts Hospital. Many members of staff took part in running events, in support of nominated charities from the Race for Life to the Great South Run.

Ad hoc donations from the Bermuda Foundation were made throughout the year. The main project that received support was the Lord Mayor's Appeal. Further support was given to Crisis, the homelessness charity, both through the Crisis Square Mile Run and the Christmas Card Challenge. Staff also attended a number of charity dinners during the year, including the Railway Ball, a charity gala night raising money to stop abuse of children living on the streets.

CRISIS SQUARE MILE RUN



Old Mutual plc continued its support for the Nelson Mandela Foundation, which aims to promote the growth of human fulfilment and the continuous expansion of the frontiers of freedom through four programme areas: the Nelson Mandela Centre of Memory and Commemoration, a lecture and seminar series, HIV/ AIDS projects and education and rural development. Old Mutual plc has committed to give a total £1 million to this Foundation over five years.

Support was again given to the Chairman's scholarship fund. This fund is run in association with the Centre for Financial and Management Studies at the School of Oriental and African Studies at the University of London. Old Mutual has agreed to support a number of students on selected courses such as the MSc Financial Management, MSc Financial Economics and the Postgraduate Diploma in Economic Principles. Support began in 2007 and will last for the duration of the students' courses.

At the end of 2007, the Bermuda Foundation had assets of over £4.6 million, including 3,650,000 shares in Old Mutual plc.

OMAM (UK): OMAM (UK)'s corporate charitable giving programme gave £2,000 to support a number of charitable causes that its employees participated in during the year. These included the Stroke Association, Oxford Mencap, the Anthony Nolan Trust and the Prostate Cancer Charity. OMAM (UK) also held a charity raffle at the Christmas Party and raised £3,000, which was split between the National Blind Children's Society and the Children's Heart Foundation. As part of joint activities with other tenants at Old Mutual Place, employees also participated in Jeans for Genes Day and Wear it Pink Day. Again this year, instead of sending traditional Christmas cards, the Company made a donation of £5,000 to Save the Children.

In 2007, as part of a process of continual improvement, OMAM (UK) launched a number of new initiatives designed to reduce its environmental impact. These included the widespread introduction of totally chlorine-free and recycled paper, agreeing a re-use scheme for computers through a registered charity, using an energy-efficient hybrid car hire firm, and increasing internal communications to raise awareness and usage of existing environmental schemes. Work was also done with regard to responsible energy management (including improvements in energy efficiency and the use of renewable energy) and to select office equipment and materials with inherently lower environmental impacts.

Environment

Old Mutual recognises that, while meeting the needs of its clients, it has an impact on the environment, directly through the offices the Group occupies and indirectly through investments that are held. The Group's environmental policy was introduced six years ago and Mr Christopher Collins, the Chairman of Old Mutual plc, is the member of the Board responsible for the Group's environmental performance.

2007 was a year of increasing environmental awareness within the Group. Business units communicated with employees and suppliers on environmental and ethical matters and, at Group level, central frameworks were agreed on a number of areas including climate change.

The Group's environmental objectives are:

> to ensure compliance at local, national and international levels;
> to minimise the consumption of energy, water and materials across operations;
> to minimise solid waste generation by waste re-use and recycling wherever possible;
> to avoid the use of materials that may cause harm to the environment;
> to promote internal awareness of environmental issues among staff;
> to support environmental initiatives by employees and relevant external groups.

These objectives are applied across the Group at the business unit level, using best practice in environmental management. Where appropriate, business units have introduced policies more specifically tailored to their particular operations.

At each business unit, the individuals responsible for environmental matters have set objectives. Reporting is done against agreed key performance indicators (KPIs) and, where possible, these are standardised across the Group. Annual reviews ensure the KPIs remain appropriate. Nedbank and OMSA produce separate reports on their environmental performance. At Group level, annual comparable data is collated and disclosed to rating agencies and other regulatory bodies.

Energy use

Energy use at Old Mutual sites around the Group is tracked and reported centrally. Where Old Mutual is the owner-occupier, those responsible for building management undertake efficiency reviews and work with third parties to raise awareness and reduce energy use through both education and building alterations. Old Mutual Properties in South Africa tracks and reports on its managed buildings through OMSA's Corporate Citizenship Report. In buildings where Old Mutual is not the owner-occupier, education about energy efficiency is still undertaken at many of the sites. At Old Mutual head office in London, facilities management has worked with the Carbon Trust to identify areas where efficiencies can be made. The report was shared with tenants so that building-wide initiatives could be developed.

Water consumption

Following the increase in water consumption across the Group in 2006, awareness programmes were run with tenants and employees to manage water usage. Awareness programmes will continue during 2008 and building managers will continue to investigate technology to reduce water use by building plant around the Group.

Waste production

Across the Group recycling systems are operated in many offices. Where such systems cannot be run, extra efforts are made to reduce the amount of waste produced. Both the amount of waste produced and the amount recycled are tracked by the Group and reported periodically to the Board. Offices look for ways to re-use equipment that is no longer needed by the Group and waste is disposed of in line with legislative requirements. Where Old Mutual is an owner-occupier, work is done with both employees and third-party tenants to address waste production. As an example, the building-wide initiative at Old Mutual Place in London has shown success, with the amount of recycling increasing during 2007.

Climate change

Climate change is a major issue affecting the Group directly through its offices and indirectly through its business. In 2007 Old Mutual maintained its signatory status to the Carbon Disclosure Project, a global initiative that informs investors on issues of climate change. It used this project to communicate with its business units on the responsibilities involved. A Group-wide carbon footprint study will be undertaken during 2008.

Old Mutual plc itself has worked with the FORGE Group, an informal group of UK-based banks and insurance companies, which debates and addresses issues of common interest in the area of corporate responsibility, to produce a guidance framework for managing climate change risk in the financial sector. Issues for both business units and business functions are addressed in this work alongside an engagement framework for employees. The framework has been disseminated around the Group to promote a consistent approach.

The Group also supported the United Nations Climate Negotiations in Bali at the end of 2007, by signing up to the Bali Communiqué. Led by the Prince of Wales's UK and EU Corporate Leaders Group on Climate Change, the communiqué called for a comprehensive, legally-binding United Nations framework to tackle climate change.

Hazardous materials

The Group has little contact with materials that could do great damage to the environment. It has ensured, where relevant, that it has avoided using materials that may cause harm.

Environmental management

The Group has environmental management systems (EMSs) in place at many of its sites and, although each one is site-specific, many follow ISO 14001 guidelines. Currently over 50% of employees in the Group are covered by a recognised EMS. Data is regularly gathered and performance is compared to the site targets. Each system has a monitoring system in place alongside it. Data disclosure occurs at both OMSA and Nedbank through their individual reports. Other areas of the Group run environmental programmes at the local level to minimise the impact of their day-to-day business on the environment.

At a business unit level, committees have been established to manage environmental impacts. This allows the focus to be on local issues that affect the businesses and employees personally. Where necessary, training is provided to support the relevant personnel.

Customers

The Group operates in around 40 countries and recognises the many differing needs of its customers. At the heart of the customer experience lie the Group values of Respect, Integrity, Accountability and Pushing Beyond Boundaries. Operating in line with these allows employees around the Group to support and advise our clients to achieve the best returns on their investments. The Group's businesses aim to be open and transparent in all interactions with their customers and shareholders. Systems are, however, in place to ensure that if customers feel their needs are not being met opportunities are provided to discuss their concerns with a representative. The handling of all issues is monitored and, if required, reported further up the governance chain.

Suppliers

The Group has procurement policies in its business units that include, where practical, criteria addressing the ethical, social and environmental impacts of the business. Businesses work with their suppliers to develop processes where these are not already in place. In South Africa, specific attention is paid to using black empowerment partners. More details of the specific South African supply projects will be contained in the subsidiaries' own Corporate Responsibility Reports. A Group-wide project is also planned for 2008 to draw together Group-wide procurement principles.

Health and safety

The Group recognises its obligation to supply its employees with a safe and clean working environment. Data on health and safety compliance is collated and reported to the Board twice yearly via Mr Christopher Collins, the Director responsible. Nedbank Group is aware of the risk of robberies and attacks at its banking businesses and work continually to improve its systems to minimise the risk to its employees.

During 2007 there were no industrial deaths or material industrial injuries in the Group.

A report on the Group's employment policies is contained in the Directors' Report on Corporate Governance and Other Matters.

Helen Wilson
Head of Corporate Responsibility
27 February 2008

Financial information

Index to the financial information

Statement of directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law they are required to prepare the group financial statements in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company financial statements on the same basis.

The group and parent company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position of the group and the parent company and the performance for that period; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the group and parent company financial statements, the directors are required to:

> select suitable accounting policies and then apply them consistently;
> make judgments and estimates that are reasonable and prudent;
> state whether they have been prepared in accordance with IFRSs as adopted by the EU; and
> prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Old Mutual plc

For the year ended 31 December 2007

We have audited the group and parent company financial statements (the "financial statements") of Old Mutual plc for the year ended 31 December 2007 which comprise the Consolidated Income Statement, the Adjusted Operating Profit, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company Statements of Changes in Equity, and the related notes. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 109.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2007;
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB
27 February 2008

Consolidated income statement

For the year ended 31 December 2007

	Notes	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Revenue			
Gross earned premiums	3(iii)	**4,941**	4,026
Outward reinsurance		**(201)**	(178)
Net earned premiums		**4,740**	3,848
Investment return (non-banking)	8	**6,071**	10,188
Banking interest and similar income	9	**3,190**	2,427
Banking trading, investment and similar income	10	**170**	181
Fee and commission income, and income from service activities	11	**2,457**	2,171
Other income		**212**	307
Share of associated undertakings' (loss)/profit after tax	22(ii)	**(1)**	6
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	**25**	85
Total revenues		**16,864**	19,213
Expenses			
Claims and benefits (including change in insurance contract provisions)		**(6,612)**	(7,554)
Reinsurance recoveries		**184**	216
Net claims and benefits incurred		**(6,428)**	(7,338)
Change in investment contract liabilities		**(2,618)**	(4,655)
Losses on loans and advances		**(157)**	(123)
Finance costs	12	**(50)**	(91)
Banking interest payable and similar expenses	13	**(2,053)**	(1,461)
Fee and commission expense, and other acquisition costs	14	**(650)**	(592)
Other operating and administrative expenses	15	**(2,724)**	(2,709)
Change in third party interest in consolidated funds		**(156)**	(278)
Goodwill impairment	4(ii)	**–**	(5)
Amortisation of PVIF and other acquired intangibles	4(ii)	**(360)**	(379)
Total expenses		**(15,196)**	(17,631)
Profit before tax		**1,668**	1,582
Income tax expense	5(i)	**(479)**	(563)
Profit from continuing operations after tax		**1,189**	1,019
Profit from discontinued operations after tax	33	**57**	74
Profit after tax for the financial year		**1,246**	1,093
Profit for the financial year attributable to:			
Equity holders of the parent		**972**	836
Minority interests			
Ordinary shares	6(i)	**224**	207
Preferred securities	6(ii)	**50**	50
Profit after tax for the financial year		**1,246**	1,093
Earnings per share			
Based on profit from continuing operations (pence)		**18.3p**	15.8p
Based on profit from discontinued operations (pence)		**0.9p**	1.2p
Basic earnings per ordinary share (pence)	7(i)	**19.2p**	17.0p
Based on profit from continuing operations (pence)		**17.3p**	15.0p
Based on profit from discontinued operations (pence)		**0.8p**	1.1p
Diluted earnings per ordinary share (pence)	7(i)	**18.1p**	16.1p
Weighted average number of shares – millions		**4,894**	4,705

For the year ended 31 December 2007

Reconciliation of adjusted operating profit to profit after tax

	Notes	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
South Africa	3(ii)	1,165	1,036
United States	3(ii)	260	264
Europe	3(ii)	268	239
Other	3(ii)	2	1
		1,695	1,540
Finance costs		(119)	(130)
Other shareholders' expenses		(41)	(33)
Adjusted operating profit[1]		1,535	1,377
Adjusting items	4(i)	73	(34)
Profit for the financial year before tax (excluding policyholder tax)		1,608	1,343
Total income tax expense	5(i)	(479)	(563)
Income tax attributable to policyholder returns		60	239
Profit for the financial year after tax from continuing operations		1,189	1,019
Profit for the financial year after tax from discontinued operations	33	57	74
Profit after tax for the financial year		1,246	1,093

Adjusted operating profit after tax attributable to ordinary equity holders

	Notes	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Adjusted operating profit[1] before tax		1,535	1,377
Tax on adjusted operating profit	5(iii)	(390)	(352)
Adjusted operating profit[1] after tax		1,145	1,025
Adjusted operating profit[1] after tax from continuing operations		1,145	1,025
Adjusted operating profit[1] after tax from discontinued operations		61	39
Adjusted operating profit[1] after tax		1,206	1,064
Minority interest – ordinary shares	6(iii)	(242)	(224)
Minority interest – preferred securities	6(ii)	(50)	(50)
		914	790
Adjusted weighted average number of shares – (millions)	7(i)	5,411	5,222
Based on adjusted operating profit from continuing operations[2] (pence)		16.1p	14.6p
Based on adjusted operating profit from discontinued operations[2] (pence)		0.8p	0.5p
Adjusted operating earnings per share[2] – (pence)	7(ii)	16.9p	15.1p

1 For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, revaluations of put options related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value (profits)/losses on certain Group debt movements.

2 Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

Consolidated balance sheet

At 31 December 2007

	Notes	At 31 December 2007 £m	At 31 December 2006 Restated £m
Assets			
Goodwill and other intangible assets	17	5,459	5,367
Mandatory reserve deposits with central banks		615	515
Property, plant and equipment	18	608	499
Investment property	19	1,479	1,149
Deferred tax assets	21	683	511
Investments in associated undertakings and joint ventures	22	81	83
Deferred acquisition costs	23	2,253	1,578
Reinsurers' share of long-term business policyholder liabilities	24	1,394	1,314
Reinsurers' share of general insurance liabilities	24	–	57
Deposits held with reinsurers		213	247
Loans and advances	25	30,687	26,438
Investments and securities	26	90,220	81,915
Current tax receivable		83	60
Client indebtedness for acceptances		165	188
Other assets	27	2,181	3,106
Derivative financial instruments – assets	28	1,527	1,263
Cash and cash equivalents		3,469	3,101
Non-current assets held-for-sale	33	1,617	1,165
Total assets		142,734	128,556
Liabilities			
Long-term business policyholder liabilities	24	84,251	75,265
General insurance liabilities	24	–	265
Third party interests in consolidation of funds		3,547	3,041
Borrowed funds	34	2,353	1,978
Provisions	35	499	542
Deferred revenue	36	462	283
Deferred tax liabilities	21	1,413	1,393
Current tax payable		320	283
Other liabilities	37	6,180	7,247
Liabilities under acceptances		165	188
Amounts owed to bank depositors	38	31,817	27,130
Derivative financial instruments – liabilities	28	1,716	1,071
Non-current liabilities held-for-sale	33	414	1,107
Total liabilities		133,137	119,793
Net assets		9,597	8,763
Shareholders' equity			
Equity attributable to equity holders of the parent		7,961	7,237
Minority interests			
Ordinary shares	40(i)	933	848
Preferred securities	40(ii)	703	678
Total minority interests		1,636	1,526
Total equity		9,597	8,763

The consolidated financial statements on pages 111 to 226 were approved by the Board of Directors on 27 February 2008.

Jim Sutcliffe
Chief Executive

Jonathan Nicholls
Group Finance Director

Consolidated cash flow statement

For the year ended 31 December 2007

	Notes	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Cash flows from operating activities			
Profit before tax from continuing operations		1,668	1,582
Profit before tax from discontinued operations	33	82	132
		1,750	1,714
Capital gains included in investment income		(1,836)	(4,076)
Profit/(loss) on disposal of property, plant and equipment		4	(1)
Depreciation of property, plant and equipment		73	68
Amortisation and impairment of intangible assets		403	428
Impairment of loans and receivables		183	143
Share-based compensation expense		15	40
Share of associated undertakings' loss after tax		(1)	(6)
Loss arising on disposal of subsidiaries, associated undertakings and strategic investments		(25)	(85)
Other non-cash amounts in profit		29	68
Non-cash movements in profit before tax		(1,155)	(3,421)
Reinsurers' share of long-term business policyholder liabilities		(53)	(785)
Deferred acquisition costs		(482)	(632)
Loans and advances		(5,339)	(5,543)
Insurance liabilities		1,962	2,886
Investment contracts		4,124	6,594
Amounts owed to bank depositors		4,647	5,251
Other operating assets and liabilities		(491)	555
Changes in working capital		4,368	8,326
Taxation paid		(563)	(317)
Net cash inflow from operating activities		4,400	6,302
Cash flows from investing activities			
Acquisitions of financial investments		(3,896)	(4,294)
Acquisitions of investment properties		(26)	(4)
Net acquisition of tangible fixed assets		(186)	(120)
Net acquisition of intangible fixed assets		(67)	(39)
Acquisition of interests in subsidiaries		(278)	(1,318)
Disposal of interests in subsidiaries, associated undertakings and strategic investments		106	78
Net cash outflow from investing activities		(4,347)	(5,697)
Cash flows from financing activities			
Dividends paid to:			
Equity holders of the Company		(333)	(282)
Equity minority interests and preferred security interests		(205)	(199)
Interest payable (excluding banking interest payable)		(83)	(52)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)		42	52
Net receipts from unclaimed shares trust		95	–
Issue of subordinated debt		699	297
Other debt repaid		(356)	(96)
Net cash outflow from financing activities		(141)	(280)
Net (decrease)/increase in cash and cash equivalents		(88)	325

	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Net (decrease)/increase in cash and cash equivalents	(88)	325
Effects of exchange rate changes on cash and cash equivalents	50	(575)
Cash and cash equivalents on acquisition of new subsidiaries	–	581
Cash and cash equivalents at beginning of the year	3,634	3,303
Cash and cash equivalents at end of the year	3,596	3,634
Consisting of:		
Coins and bank notes	211	236
Money at call and short notice	3,169	2,856
Balances with central banks (other than mandatory reserve deposits)	121	9
Cash and cash equivalents from non-current assets held-for-sale	(32)	–
Cash and cash equivalents	3,469	3,101
Mandatory reserve deposits with central banks	615	515
Other cash equivalents	808	1,101
Cash and cash equivalents subject to consolidation of funds	(1,296)	(1,083)
Total	3,596	3,634
Other supplementary cash flow disclosures		
Interest income received (including banking interest)	4,858	4,059
Dividend income received	388	513
Interest payable (including banking interest)	2,130	1,552

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Cash and cash equivalents subject to consolidation of funds are not included in the cash flow as they relate to the minority holding in the funds.

Management do not consider that there are material amounts of cash and cash equivalents which are not available for use by the Group.

Consolidated statement of changes in equity
For the year ended 31 December 2007

Year ended 31 December 2007	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year	5,501	7,237	1,526	8,763
Changes in equity arising in the year				
Fair value gains/(losses):				
Property revaluation	–	95	1	96
Net investment hedge	–	(13)	–	(13)
Available-for-sale investments:				
Fair value losses	–	(161)	–	(161)
Shadow accounting	–	25	–	25
Currency translation differences/exchange differences on translating foreign operations	–	129	4	133
Other movements	–	(4)	–	(4)
Aggregate tax effect of items taken directly to or transferred from equity	–	34	–	34
Net income recognised directly in equity	–	105	5	110
Profit for the year	–	972	274	1,246
Total recognised income and expense for the year	–	1,077	279	1,356
Dividends for the year	–	(373)	(165)	(538)
Net sale of treasury shares	–	149	–	149
Shares repurchased in the buyback programme	–	(177)	–	(177)
Issue of ordinary share capital by the Company	–	3	–	3
Net acquisition of interests in subsidiaries	–	–	(4)	(4)
Exercise of share options	9	9	–	9
Fair value of equity settled share options	–	36	–	36
Equity holders' funds at end of the year	5,510	7,961	1,636	9,597

£m

Year ended 31 December 2007	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the year	550	746	2,901	(421)	2,773	688	7,237
Changes in equity arising in the year:							
Fair value gains/(losses):							
Property revaluation	–	–	95	–	–	–	95
Net investment hedge	–	–	–	(13)	–	–	(13)
Available-for-sale investments:							
Fair value losses	–	–	(161)	–	–	–	(161)
Shadow accounting	–	–	25	–	–	–	25
Currency translation differences/exchange differences on translating foreign operations	–	–	–	129	–	–	129
Other movements	–	–	(10)	(2)	8	–	(4)
Aggregate tax effect of items taken directly to or transferred from equity	–	–	22	3	9	–	34
Net income recognised directly in equity	–	–	(29)	117	17	–	105
Profit for the year	–	–	–	–	972	–	972
Total recognised income and expense for the year	–	–	(29)	117	989	–	1,077
Dividends for the year	–	–	–	–	(373)	–	(373)
Net sale of treasury shares	–	–	–	–	149	–	149
Shares repurchased in the buyback programme	–	–	–	–	(177)	–	(177)
Issue of ordinary share capital by the Company	–	3	–	–	–	–	3
Exercise of share options	1	8	–	–	–	–	9
Fair value of equity settled share options	–	–	36	–	–	–	36
Attributable to equity holders of the parent at end of the year	551	757	2,908	(304)	3,361	688	7,961

£m

Other reserves	At 31 December 2007
Merger reserve	2,716
Available-for-sale reserve	(30)
Property revaluation reserve	75
Share-based payments reserve	147
Attributable to equity holders of the parent at end of the year	2,908

Retained earnings were reduced by £588 million at 31 December 2007 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

Included in the dividend for the year is £40 million of dividends declared to holders of perpetual preferred callable securities.

Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

Consolidated statement of changes in equity

For the year ended 31 December 2007 continued

Year ended 31 December 2006	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year	4,090	4,751	1,668	6,419
Changes in equity arising in the year				
Fair value gains/(losses):				
Property revaluation	–	28	–	28
Net investment hedge	–	75	–	75
Available-for-sale investments:				
Fair value losses	–	(111)	–	(111)
Recycled to income statement on realisation	–	17	–	17
Shadow accounting	–	28	–	28
Currency translation differences/exchange differences on translating foreign operations	–	(852)	(208)	(1,060)
Other movements	–	38	(42)	(4)
Aggregate tax effect of items taken directly to or transferred from equity	–	14	–	14
Net expense recognised directly in equity	–	(763)	(250)	(1,013)
Profit for the year	–	836	257	1,093
Total recognised income and expense for the year	–	73	7	80
Dividends for the year	–	(321)	(160)	(481)
Net sale of treasury shares	–	18	–	18
Issue of ordinary share capital by the Company	1,400	2,674	–	2,674
Net acquisition of interests in subsidiaries	–	–	11	11
Exercise of share options	11	14	–	14
Fair value of equity settled share options	–	28	–	28
Equity holders' funds at end of the year	5,501	7,237	1,526	8,763

£m

Year ended 31 December 2006	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the year	410	730	374	357	2,192	688	4,751
Changes in equity arising in the year:							
Fair value gains/(losses):							
Property revaluation	–	–	28	–	–	–	28
Net investment hedge	–	–	–	75	–	–	75
Available-for-sale investments:							
Fair value losses	–	–	(111)	–	–	–	(111)
Recycled to income statement on realisation	–	–	17	–	–	–	17
Shadow accounting	–	–	28	–	–	–	28
Currency translation differences/exchange differences on translating foreign operations	–	–	–	(852)	–	–	(852)
Other movements	–	–	(6)	–	44	–	38
Aggregate tax effect of items taken directly to or transferred from equity	–	–	11	(1)	4	–	14
Net expense recognised directly in equity	–	–	(33)	(778)	48	–	(763)
Profit for the year	–	–	–	–	836	–	836
Total recognised income and expense for the year	–	–	(33)	(778)	884	–	73
Dividends for the year	–	–	–	–	(321)	–	(321)
Net sale of treasury shares	–	–	–	–	18	–	18
Issue of ordinary share capital by the Company	139	3	2,532	–	–	–	2,674
Exercise of share options	1	13	–	–	–	–	14
Fair value of equity settled share options	–	–	28	–	–	–	28
Attributable to equity holders of the parent at end of the year	550	746	2,901	(421)	2,773	688	7,237

£m

Other reserves	At 31 December 2006
Merger reserve	2,716
Available-for-sale reserve	28
Property revaluation reserve	48
Cash flow hedge reserve	(1)
Share-based payments reserve	110
Attributable to equity holders of the parent at end of the year	2,901

Retained earnings were reduced by £704 million at 31 December 2006 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

Included in the dividend for the year is £39 million of dividends declared to holders of perpetual preferred callable securities.

Included within issue of ordinary share capital by the Company are transaction costs totalling £2 million deducted from the share premium.

Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

1 Accounting policies

(a) Basis of preparation
Statement of compliance

Old Mutual plc (the Company) is a company incorporated in England and Wales.

The Group financial statements consolidate those of the Company and its subsidiaries (together referred to as the "Group") and equity account the Group's interest in associates and jointly controlled entities (other than those held by long-term insurance funds). The Parent Company financial statements present information about the Company as a separate entity and not about the Group.

Both the Parent Company financial statements and the Group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards as adopted by the EU ("Adopted IFRSs and IFRICs"). On publishing the Parent Company financial statements here together with the Group financial statements, the Company is taking advantage of the exemption in section 230 of the Companies Act 1985 not to present its individual income statement and related notes that form a part of these approved financial statements.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated financial statements.

The financial statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments classified as fair value through the income statement or as available-for-sale, owner-occupied property and investment property. Non-current assets and disposal groups held-for-sale are stated at the lower of the previous carrying amount and the fair value less costs to sell.

The Parent Company financial statements are prepared in accordance with these accounting policies, other than for investments in subsidiary undertakings and associates, which are stated at cost less impairments see note 1e(x), in accordance with IAS 27.

Judgments made by the directors in the applications of these accounting policies that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 1(q).

(b) Foreign currency translation
(i) Foreign currency transactions

The Group's presentation currency is Pounds Sterling (£). The functional currency of the Group's foreign operations is the currency of the primary economic environment in which these entities operate. The Parent Company functional currency is Pounds Sterling (£).

Transactions in foreign currencies are converted into the functional currency at the rate of exchange ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at foreign exchange rates ruling at the dates the fair values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are converted into the functional currency at the rate of exchange ruling at the date of the initial recognition of the asset and liability and are not subsequently retranslated.

Exchange gains and losses on the translation and settlement during the period of foreign currency assets and liabilities are recognised in the income statement. Exchange differences for non-monetary items are recognised in equity when the changes in the fair value of the non-monetary item are recognised in equity, and in the income statement if the changes in fair value of the non-monetary item are recognised in the income statement.

(ii) Foreign investments

The assets and liabilities of foreign operations are translated from their respective functional currencies into the Group's presentation currency using the year-end exchange rates, and their income and expenses using the average exchange rates. Other than in respect of cumulative translation gains and losses up to 1 January 2004, unrealised gains or losses resulting from translation of functional currencies to the presentation currency are included as a separate component of shareholders' equity. To the extent that these gains and losses are effectively hedged, the gains and losses arising on the hedging instruments are also included in that component of shareholders' equity. Upon the disposal of subsidiaries the cumulative amount of exchange differences deferred in shareholders' equity, net of attributable amounts in relation to net investments, is recognised in the income statement. Cumulative translation gains and losses up to 1 January 2004 were reset to zero.

1 Accounting policies continued

(c) Group accounting

(i) Subsidiary undertakings and special purpose entities

Subsidiary undertakings are those entities controlled by the Group. Subsidiary undertakings include special purpose entities created to accomplish a narrow, well-defined objective, which may take the form of a corporation, trust, partnership or unincorporated entities, and where the substance of the relationship between the Group and the entity indicates that the entity is controlled by the Group.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company considers the existence and effect of potential voting rights currently exercisable or convertible when assessing whether it has control. Entities which the Company controls by virtue of the Company retaining the majority of risks or benefits, are also included in the consolidated financial statements.

The Group financial statements include the assets, liabilities and results of the Company and subsidiary undertakings. This includes consolidated special purpose entities and holdings in mutual funds. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or control ceasing.

The consolidated financial statements do not include the wholly owned company Livförsäkringsaktiebolaget Skandia (Skandia Liv) and its subsidiaries. Skandia Liv's business is a mutual life assurance company that is highly regulated within a strict legal framework for mutual life assurance companies in Sweden, particularly in relation to its relationship with its holding company. The Group does not have the power to control Skandia Liv in such a way as to access the benefits usually associated with share ownership due to the legal and regulatory restrictions. Those benefits accrue to the policyholders of Skandia Liv. Consequently, Skandia Liv is not consolidated. The shares in Skandia Liv are accounted for in accordance with the accounting policy for other equity financial instruments.

Intra-group balances and transactions, and all profits and losses arising from intra-group transactions, are eliminated in preparing the Group financial statements. Unrealised losses are not eliminated to the extent that they provide evidence of impairment.

(ii) Associates and jointly controlled operations

An associate is an entity, including an unincorporated entity such as a partnership, over which the Group has significant influence but not control, through participation in the financial and operating policy decisions of the investee (and that is neither a subsidiary nor an investment in a joint venture).

A jointly controlled operation is a joint venture operated through a corporation, partnership or other entity in which each venturer has an interest. A joint venture is a contractual arrangement, whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control over the activity. Joint control exists when the strategic financial and operating decisions relating to the activity require unanimous consent of the parties sharing control.

The results, assets and liabilities of associates and jointly controlled operations are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

Where a Group enterprise transacts with an associate or jointly controlled operation of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate or jointly controlled operation. Unrealised losses are eliminated in the same way but only to the extent that there is no evidence of impairment.

Investments in associates and jointly controlled operations, which are held with a view to subsequent resale are accounted for as non-current assets held-for-sale, and those held by policyholder long-term insurance funds are accounted for as financial assets fair valued through the income statement.

1 Accounting policies continued

(d) Insurance and investment contracts
Long-term business
(i) Classification of contracts

Contracts sold as long-term business (with the exception of unit-linked assurance contracts) are categorised into insurance contracts, contracts with a discretionary participation feature or investment contracts in accordance with the classification criteria set out in the following paragraphs.

For the Group's unit-linked assurance business, contracts are separated into an insurance component and an investment component (known as 'unbundling'), and each unbundled component is accounted for separately in accordance with the accounting policy for that component.

Contracts under which the transfer of insurance risk to the Group from the policyholder is not significant are classified as investment contracts.

Contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder or other beneficiary if a specified uncertain future event (the insured event) adversely affects the policyholder are classified as insurance contracts. Insurance risk is risk other than financial risk. Financial risk is the risk of a possible future change in one or more of a specified interest rate, security price, security index, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Contracts with a discretionary participating feature are those under which the policyholder holds a contractual right to receive additional payments as a supplement to guaranteed minimum payments. These additional payments, the amount or timing of which is at the Group's discretion, represent a significant portion of the total contractual payments and are contractually based on (1) the performance of a specified pool of contracts or a specified type of contract, (2) realised and/or unrealised investment returns on a specified pool of assets held by the Group or (3) the profit or loss of the Group. Investment contracts with discretionary participating features are accounted for in the same manner as insurance contracts.

(ii) Premiums on long-term insurance

Premiums and annuity considerations receivable under insurance contracts and investment contracts with a discretionary participating feature are stated gross of commission, and exclude taxes and levies. Premiums in respect of linked insurance contracts are recognised when the liability is established. Premiums in respect of other insurance contracts and investment contracts with a discretionary participation feature are recognised when due for payment.

Outward reinsurance premiums are recognised when due for payment.

Amounts received under investment contracts other than those with a discretionary participating feature are recorded as deposits and credited directly to investment contract liabilities.

(iii) Revenue on investment management service contracts

Fees charged for investment management services provided in conjunction with an investment contract are recognised as revenue as the services are provided. Initial fees, which exceed the level of recurring fees and relate to the future provision of services are deferred and amortised over the anticipated period in which services will be provided. Fees charged for investment management service contracts in our asset management businesses are also recognised on this basis.

(iv) Claims paid on long-term insurance

Claims paid under insurance contracts and investment contracts with a discretionary participating feature include maturities, annuities, surrenders, death and disability payments.

Maturity and annuity claims are recorded as they fall due for payment. Death and disability claims and surrenders are accounted for when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.

Amounts paid under investment contracts other than those with a discretionary participating feature are recorded as deductions from investment contract liabilities.

1 Accounting policies continued

(d) Insurance and investment contracts continued
Long-term business continued
(v) Insurance contract provisions

Insurance contract provisions for African businesses have been computed using a gross premium valuation method. Provisions in respect of African business have been made in accordance with the Financial Soundness Valuation basis as set out in the guidelines issued by the Actuarial Society of South Africa in Professional Guidance Note (PGN) 104 (2001). Under this guideline, provisions are valued using realistic expectations of future experience, with margins for prudence and deferral of profit emergence.

Provisions for investment contracts with a discretionary participating feature are also computed using the gross premium valuation method in accordance with the Financial Soundness Valuation basis. Surplus allocated to policyholders but not yet distributed (i.e. bonus smoothing reserve) related to these contracts is included as a provision.

For the US business, the insurance contract provisions are calculated using the net premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. For the term life products, the assumptions are set at the time the contracts are issued, whereas the assumptions are updated annually, based on experience for the annuity products.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts.

Reserves on immediate annuities and guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

For other territories, the valuation bases adopted are in accordance with local actuarial practices and methodologies.

Derivatives embedded in an insurance contract are not separated and measured at fair value if the embedded derivative itself qualifies for recognition as an insurance contract. In this case the entire contract is measured as described above.

The Group performs liability adequacy testing on its insurance liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisition costs and intangible assets) is sufficient in view of estimated future cash flows. When performing the liability adequacy test, the Group discounts all contractual cash flows and compares this amount to the carrying value of the liability at discount rates appropriate to the business in question. Where a shortfall is identified, an additional provision is made.

The provision estimation techniques and assumptions are periodically reviewed, with any changes in estimates reflected in the income statement as they occur.

Whilst the directors consider that the gross insurance contract provisions and the related reinsurance recovery are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events and may result in significant adjustments to the amount provided.

The Group applies shadow accounting in relation to certain insurance contract provisions in the South Africa long-term business, and DAC and PVIF assets in the United States long-term business, in respect of owner occupied properties or available-for-sale financial assets, in order for recognised unrealised gains or losses on those assets to affect the measurement of the insurance contract provisions, DAC or PVIF assets in the same way that recognised realised gains or losses do.

In respect of the South Africa long-term business, shadow accounting is applied to insurance contract provisions where the underlying measurement of the policyholder liability depends directly on the value of owner-occupied property and the unrealised gains and losses on such property, which are recognised in equity. The shadow accounting adjustment to insurance contract provisions is recognised in equity to the extent that the unrealised gains or losses on owner-occupied property backing insurance contract provisions are also recognised directly in equity.

In respect of the United States long-term business, shadow accounting adjustments are made to the amortisation of DAC and PVIF assets in respect of unrealised gains and losses on available-for-sale financial assets to the extent that those unrealised gains and losses would impact the calculation of DAC or PVIF amortisation were they recognised in income. The shadow DAC and PVIF amortisation charge is recognised in equity in line with the unrealised gains and losses on the relevant financial assets until such time as those assets are sold or otherwise disposed of, at which point the accumulated amortisation recognised in equity is recycled to the income statement in the same way as the unrealised gains or losses on those financial assets.

1 Accounting policies continued

(d) Insurance and investment contracts continued
Long-term business continued
(vi) Investment contract liabilities

Investment contract liabilities in respect of the Group's US long-term non-linked business are measured at fair value. Investment contract liabilities for non-linked business in the Group's other territories are measured at fair value, determined by reference to the fair value of the underlying assets.

For linked liabilities, including the deposit component of unbundled unit-linked assurance contracts, fair value is calculated as the account balance, which is the value of the units allocated to the policyholder, based on the bid price of the assets in the underlying fund (adjusted for tax).

Investment contract liabilities measured at fair value are subject to a "deposit floor" such that the liability established cannot be less than the amount repayable on demand.

Derivatives embedded in investment contracts are separated and measured at fair value, when their risks and characteristics are not closely related to those of the host contract and the host contract liability is calculated on an amortised cost basis.

(vii) Acquisition costs

Acquisition costs for insurance contracts comprise all direct and indirect costs arising from the sale of insurance contracts.

As the gross premium valuation method used in African territories to determine insurance contract provisions makes implicit allowance for the deferral of acquisition costs, no explicit deferred acquisition cost asset is recognised in the balance sheet for the contracts issued in these areas.

For the US life insurance business, an explicit deferred acquisition cost asset has been established in the balance sheet. Deferred acquisition costs are amortised over the period that profits on the related insurance policies are expected to emerge. Acquisition costs are deferred to the extent that they are deemed recoverable from available future profit margins.

Deferral of costs on insurance business in other territories is limited to the extent that they are deemed recoverable from available future margins.

(viii) Costs incurred in acquiring investment management service contracts

Incremental costs that are directly attributable to securing an investment management service contract are recognised as an asset if they can be identified separately and measured reliably and it is probable that they will be recovered. Deferred acquisition costs represent the contractual right to benefit from providing investment management services and are amortised as the related revenue is recognised. Costs attributable to investment management service contracts in the asset management businesses are also recognised on this basis.

General insurance business

All classes of general insurance business are accounted for on an annual basis.

(ix) Premiums on general insurance

Premiums stated gross of commissions exclude taxes and levies and are accounted for in the period in which the risk commences. The proportion of the premiums written relating to periods of risk after the balance sheet date is carried forward to subsequent accounting periods as unearned premiums, so that earned premiums relate to risks carried during the accounting period.

Outward reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct insurance.

(x) Claims on general insurance

Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising during the year and adjustments to prior year claim provisions. Outstanding claims comprise claims incurred up to, but not paid, at the end of the accounting period, whether reported or not.

Outstanding claims do not include any provision for possible future claims where the claims arise under contracts not in existence at the balance sheet date.

The Group performs liability adequacy testing on its claim liabilities to ensure that the carrying amount of its liabilities (less related deferred acquisition costs and the unearned premium reserve) is sufficient in view of estimated future cash flows.

Whilst the directors consider that the gross provisions for claims and the related reinsurance recoveries are fairly stated on the basis of the information currently available to them, the ultimate liability will vary as a result of subsequent information and events, and may result in significant adjustments to the amount provided. Adjustments to the amounts of claims provisions established in prior years are reflected in the financial statements for the period in which the adjustments are made, and disclosed separately if material. The methods used and estimates made are reviewed regularly.

1 Accounting policies continued

(d) Insurance and investment contracts continued

General insurance business continued

(xi) Acquisition costs on general insurance

Acquisition costs, which represent commission and other related expenses, are deferred and amortised over the period in which the related premiums are earned.

(xii) Reinsurance

The Group cedes reinsurance in the normal course of business for the purpose of limiting its net loss potential through the diversification of its risks. Assets, liabilities and income and expense arising from ceded reinsurance contracts are presented separately from the related assets, liabilities, income and expense from the related insurance contracts because the reinsurance arrangements do not relieve the Group from its direct obligations to its policyholders.

Only rights under contracts that give rise to a significant transfer of insurance risk are accounted for as reinsurance assets. Rights under contracts that do not transfer significant insurance risk are accounted for as financial instruments.

Reinsurance premiums for ceded reinsurance are recognised as an expense on a basis that is consistent with the recognition basis for the premiums on the related insurance contracts. For general insurance business, reinsurance premiums are expensed over the period that the reinsurance cover is provided based on the expected pattern of the reinsured risks. The unexpensed portion of ceded reinsurance premiums is included in reinsurance assets.

The net amounts paid to a reinsurer at the inception of a contract may be less than the reinsurance assets recognised by the Group in respect of its rights under such contracts. Any difference between the premium due to the reinsurer and the reinsurance asset recognised is included in the income statement in the period in which the reinsurance premium is due.

The amounts recognised as reinsurance assets are measured on a basis that is consistent with the measurement of the provisions held in respect of the related insurance contracts. Reinsurance assets include recoveries due from reinsurance companies in respect of claims paid.

Reinsurance assets are assessed for impairment at each balance sheet date. An asset is deemed impaired if there is objective evidence, as a result of an event that occurred after its initial recognition, that the Group may not recover all amounts due, and that the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.

(e) Financial instruments

(i) Recognition and de-recognition

A financial asset or liability is recognised when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group de-recognises a financial asset when, and only when:

> The contractual rights to the cash flows arising from the financial assets have expired or been forfeited by the Group; or
> It transfers the financial asset including substantially all the risks and rewards of ownership of the asset; or
> It transfers and no longer controls the financial asset, regardless of whether it has retained or transferred substantially all the risks and rewards of ownership.

A financial liability is de-recognised when and only when the liability is extinguished, that is, when the obligation specified in the contract is discharged, assigned, cancelled or has expired.

The difference between the carrying amount of a financial liability (or part thereof) extinguished or transferred to another party and consideration received, including any non-cash assets transferred or liabilities assumed, is recognised in the income statement.

All purchases and sales of financial assets that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Otherwise such transactions are treated as derivatives until settlement occurs. Loans and receivables are recognised (at fair value plus attributable transaction costs) when cash is advanced to borrowers.

1 Accounting policies continued

(e) Financial instruments continued

(ii) Derivative financial instruments

Derivative financial instruments are recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Changes in the fair value of derivatives not designated as hedges for hedge accounting purposes are included in investment income or finance costs as appropriate.

(iii) Hedge accounting

Qualifying hedging instruments must either be derivative financial instruments or non derivative financial instruments used to hedge the risk of changes in foreign currency exchange rates, changes in fair value or changes in cash flows. Changes in the value of the financial instrument should be expected to offset changes in the fair value or cash flows of the underlying hedged item.

The Group designates certain qualifying hedging instruments as either (1) a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment (fair value hedge); (2) a hedge of a future cash flow attributable to a recognised asset or liability, or a forecasted transaction, and could affect profit or loss (cash flow hedge); or, (3) a hedge of a net investment in a foreign operation. Hedge accounting is used for qualifying hedging instruments designated in this way provided certain criteria are met.

The Group's criteria for a qualifying hedging instrument to be accounted for as a hedge include:

- Upfront formal documentation of the hedging instrument, hedged item or transaction, risk management objective and strategy, the nature of the risk being hedged and the effectiveness measurement methodology that will be applied is prepared before hedge accounting is adopted;
- The hedge is documented showing that it is expected to be highly effective in offsetting the changes in the fair value or cash flows attributable to the hedged risk, consistent with the risk management and strategy detailed in the upfront hedge documentation;
- The effectiveness of the hedge can be reliably measured;
- The hedge is assessed and determined to have been highly effective on an ongoing basis; and
- For cash flow hedges of a forecast transaction, an assessment that it is highly probable that the hedged transaction will occur and will carry profit and loss risk.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the income statement, along with the corresponding change in fair value of the hedged asset or liability that is attributable to that specific hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges or hedges of a net investment in a foreign operation and that prove to be highly effective in relation to the hedged risk are recognised in equity.

If the hedge no longer meets the criteria for hedge accounting, hedge accounting is discontinued prospectively. Any previous adjustment to the carrying amount of a hedged interest-bearing financial instrument carried at amortised cost, (as a result of previous hedge accounting), is amortised in the income statement from the date hedge accounting ceases, to the maturity date of the financial instrument, based on the effective interest rate method. The adjustment to the carrying amount of a previously hedged available-for-sale security remains in retained earnings until the disposal of the equity security.

For hedges of a net investment in a foreign operation, any cumulative gains or losses recognised in equity are recognised in the income statement on disposal of the foreign operation.

(iv) Embedded derivatives

Certain derivatives embedded in other financial and non-financial instruments (other than investment contracts), such as the conversion option in a convertible bond, are treated as separate derivatives and recognised as such on a stand alone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement. If it is not possible to determine the fair value of the embedded derivative, the entire hybrid instrument is categorised as fair value through the income statement and measured at fair value.

(e) Financial instruments continued

(v) Offsetting financial instruments and related income

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet, with the exception of those relating to hedges, which are disclosed in accordance with the income statement effect of the hedged item.

(vi) Interest income and expense

Interest income and expense in relation to financial instruments carried at amortised cost or held as available-for-sale is recognised in the income statement using the effective interest rate method taking into account the expected timing and amount of cash flows. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Interest earned on financial assets carried at fair value through the income statement is presented as part of interest income.

(vii) Non-interest revenue

Non-interest revenue in respect of financial instruments principally comprises fees and commission and other operating income. These are accounted for as set out below:

Fees and commission income

Loan origination fees for loans that are probable of being drawn down, are deferred (together with related direct costs) and recognised as an adjustment to the effective yield on the loan. Fees and commission arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the acquisition of loans, shares or other securities or the purchase or sale of businesses, are recognised on completion of the underlying transaction.

Other

Revenue other than interest, fees and commission (including fees and insurance premiums), which includes exchange and securities trading income, dividends from investments and net gains on the sale of banking assets, is recognised in the income statement when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the Group and the costs associated with the transaction or service can be measured reliably.

(viii) Financial assets

Financial assets (other than derivatives) are recorded as held-for-trading, designated as fair value through the income statement, loans and receivables, held-to-maturity or available-for-sale. An analysis of the Group's balance sheet, showing the categorisation of financial assets, together with financial liabilities is set out in note 32.

Held-for-trading financial assets

Held-for-trading financial assets are those that were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists, or are derivatives that are not designated as effective hedging instruments.

Financial assets designated as fair value through the income statement

Financial assets that the Group has elected to designate as fair value through the income statement are those where the treatment either eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis (for instance with respect to financial assets supporting insurance contract provisions) or are managed, evaluated and reported using a fair value basis (for instance financial assets supporting shareholder funds).

All financial assets carried at fair value through the income statement, whether held-for-trading or designated, are initially recognised at fair value and subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

Realised and unrealised fair value gains and losses on all financial assets carried at fair value through the income statement are included in Investment return (non-banking) or in Banking trading, investment and similar income as appropriate.

Interest earned whilst holding financial assets at fair value through the income statement is reported within Investment return (non-banking) and Banking interest and similar income, as appropriate. Dividends receivable are included separately in dividend income, within Investment income or Banking trading, investment and similar income, when a dividend is declared.

1 Accounting policies continued

(e) Financial instruments continued
(viii) Financial assets continued
Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified by the Group as fair value through profit or loss or available-for-sale. Loans and receivables are carried at amortised cost. Third party expenses such as legal fees incurred in securing a loan are treated as part of the cost of the transaction.

Held-to-maturity financial assets

Financial assets with fixed maturity dates which are quoted in an active market and where management has both the intent and the ability to hold the asset to maturity are classified as held-to-maturity. Held-to-maturity financial assets are initially recognised at their fair value, plus directly attributable transaction costs. Subsequently these assets are carried at amortised cost using the effective yield method, less any impairment write-downs. Interest earned on held-to-maturity financial assets is reported within Investment income or Banking interest and similar income, as appropriate.

Available-for-sale financial assets

Financial assets intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale. Management determines the appropriate classification of its investments at the time of the purchase.

Available-for-sale financial assets are initially recognised at their fair value, plus directly attributable transaction costs. Such assets are subsequently re-measured at fair value based on quoted bid prices. If quoted bid prices are unavailable the fair value of the financial asset is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

Unrealised gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised in equity. When available-for-sale financial assets are disposed the related accumulated fair value adjustments are included in the income statement as gains and losses from available-for-sale financial assets. When available-for-sale assets are impaired the resulting loss is shown separately in the income statement as an impairment charge.

Interest earned on available-for-sale financial assets is reported within Investment income or Banking interest and similar income, as appropriate. Dividends receivable are included separately in dividend income, within Investment income or Banking trading, investment and similar income, when a dividend is declared.

(ix) Sale and repurchase agreements and lending of securities

Securities sold subject to linked repurchase agreements are retained in the financial statements as appropriate when considering the de-recognition criteria contained within IAS 39. The securities that are retained in the financial statements are reflected as trading or investment securities and the counter party liability is included in amounts owed to other depositors, deposits from other banks, or other money market deposits, as appropriate. Securities purchased under agreements to resell at a pre-determined price are recorded as loans and advances to other banks or customers as appropriate. The difference between the sale and repurchase price is treated as interest and accrued over the lives of agreements using the effective yield method. Securities lent to counter parties are also retained in the financial statements and any interest earned recognised in the income statement using the effective yield method.

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return them is recorded at fair value as a trading liability.

(x) Impairments of financial assets
Loans and advances categorised as loans and receivables

A provision for impairment of loans and advances categorised as loans and receivables is established if there is objective evidence that the Group will not be able to collect all amounts due from the asset. The amount of the impairment is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the effective interest rate at inception.

The impairment provision also covers losses where there is objective evidence that losses are present in components of the loan portfolio at the balance sheet date, but these components have not yet been specifically identified. When a loan is uncollectable, it is written-off against the related impairment provision. Subsequent recoveries are credited to the income statement.

If the amount of impairment subsequently decreases due to an event occurring after the write-down, the release of the impairment provision is credited to the income statement. Impairment reversals are limited to what the carrying amount would have been, had no impairment losses been recognised.

Interest income on impaired loans and receivables is recognised on the impaired amount using the original effective interest rate before the impairment.

(e) Financial instruments continued
(x) Impairments of financial assets continued
Other financial assets carried at amortised cost, and available-for-sale financial assets

A financial asset is deemed to be impaired when its carrying amount is greater than its estimated recoverable amount, and there is objective evidence to suggest that the impairment occurred subsequent to the initial recognition of the asset in the financial statements. The amount of the impairment loss for other financial assets carried at amortised cost is calculated as being the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial asset's original effective interest rate. The recoverable amount, for assets classified as available-for-sale and measured at fair value, is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset. All such impairments are recognised in the income statement.

Where there is evidence of the reversal of the impairment of a financial asset held at amortised cost, the release of the impairment allowance is credited to the income statement. This is consistent with the initial recognition of impairment charges.

Where there is evidence of the reversal of the impairment of a financial asset classified as available-for-sale the release of the impairment allowance is credited to the available-for-sale reserve within equity.

Parent Company investments in subsidiary undertakings and associates, loans and receivables

Impairment of Parent Company investments in subsidiary undertakings and associates, loans and receivables are accounted for in the same way as impairments of other financial assets, and loans and receivables (as set out above).

(xi) Financial liabilities (other than investment contracts)

Financial liabilities, including borrowed funds, amounts owed to depositors and liabilities under acceptances, are recorded as held-for-trading, designated as fair value through the income statement or as financial liabilities at amortised cost.

Liabilities that the Group has elected to designate as fair value through the income statement are those where the treatment either eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise when using a different measurement basis and are managed, evaluated and reported using a fair value basis.

For financial liabilities recorded at fair value and which contain a demand feature, the fair value of the liability is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

Financial liabilities categorised at amortised cost are recognised initially at fair value, which is normally represented by the transaction price, less directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Conversion options included within financial liabilities are recorded separately in shareholders' equity. The Group does not recognise any change in the value of this option in subsequent periods. The remaining obligation to make future payments of principal and interest to bondholders is calculated using a market interest rate for an equivalent non-convertible bond and is presented on the amortised cost basis in other borrowed funds until extinguished on conversion or maturity of the bonds.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of a liability and the consideration paid is included in other income.

(f) Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred tax

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity. A deferred-tax asset is recognised only to the extent that it is probable that future taxable income will be available, against which the unutilised tax losses and deductible temporary differences can be used. Deferred-tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

In certain circumstances, as permitted by accounting guidance, deferred tax balances are not recognised. In particular where the liability relates to the initial recognition of goodwill, or transactions that are not a business combination and at the time of their occurrence affect neither accounting or taxable profit. Note 21 includes further detail of circumstances in which the Group does not recognise temporary differences.

1 Accounting policies continued

(g) Intangible assets

(i) Goodwill and goodwill impairment

All business combinations are accounted for by applying the purchase method. At acquisition date, the Group recognises the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria. The cost of a business combination is the fair value of purchase consideration due at date of acquisition plus any directly attributable transaction costs. Contingent purchase consideration is recognised to the extent that it is probable and can be measured reliably. Any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items. Any excess between the cost of the business combination and the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised as goodwill. Goodwill is adjusted for any subsequent re-measurement of contingent purchase consideration.

In accordance with the exemptions permitted under IFRS 1, First-Time Adoption of International Financial Reporting Standards, business combinations that took place prior to 1 January 2004 have not been restated.

Purchased goodwill is allocated to one or more cash-generating units (CGUs), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The directors annually test for impairment of each CGU containing goodwill and intangible assets with indefinite useful lives. Where businesses are acquired as part of the same investment acquisition, these are combined for determining recoverability of the related goodwill. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. However, impairment losses relating to goodwill are not reversed.

(ii) Present value of acquired in-force for insurance and investment contract business

The present value of acquired in-force for insurance and investment contract business is capitalised in the consolidated balance sheet as an intangible asset.

The capitalised value is the present value of cash flows anticipated in the future from the relevant book of insurance and investment contract policies acquired. This is calculated by performing a cash flow projection of the associated long-term fund and book of in-force policies in order to estimate future after tax profits attributable to shareholders. The valuation is based on actuarial principles taking into account future premium income, mortality, disease and surrender probabilities, together with future costs and investment returns on the assets supporting the fund. These profits are discounted at a rate of return allowing for the risk of uncertainty of the future cash flows. The key assumptions impacting the valuation are discount rate, future investment returns and the rate at which policies discontinue.

The asset is amortised over the expected profit recognition period on a systematic basis over the anticipated lives of the related contracts.

The amortisation charge is stated net of any unwind in the discount rate used to calculate the asset.

The recoverable amount of the asset is re-calculated at each balance sheet date and any impairment losses recognised accordingly.

(iii) Other intangible assets acquired as part of a business combination

Contractual banking and asset management customer relationships, relationships with distribution channels and similar intangible assets, acquired as a part of a business combination, are capitalised at their fair value, represented by the estimated net present value of the future cash flows from the relevant relationships acquired at the date of acquisition.

Brands and similar items acquired as part of a business combination are capitalised at their fair value based on a 'relief from royalty' valuation methodology.

Subsequent to initial recognition such acquired intangible assets are amortised on a straight-line basis over their estimated useful lives as set out below:

> Distribution channels	10 years
> Customer relationships	10 years
> Brand	15 – 20 years

The estimated life is re-evaluated on a regular basis.

(g) Intangible assets continued

(iv) Internally developed software

Internally developed software is amortised over its estimated useful life. Such assets are stated at cost less accumulated amortisation and impairment losses. Software is recognised in the balance sheet if, and only if, it is probable that the relevant future economic benefits attributable to the software will flow to the Group and its cost can be measured reliably.

Costs incurred in the research phase are expensed whereas costs incurred in the development phase are capitalised subject to meeting specific criteria, set out in the relevant accounting guidance. The main criteria being that future economic benefits can be identified as a result of the development expenditure. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the relevant software, which range between two and five years.

(v) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(h) Impairment (all assets other than goodwill and financial instruments)

The Group assesses all assets (other than goodwill and intangible assets with an indefinite useful life) on an ongoing basis for indications of impairment or whether a previously recognised impairment loss should be reversed. If such indicators are found to exist, then detailed impairment testing is carried out. Impairments (where the carrying value of the asset exceeds its recoverable amount) and the reversal of previously recognised impairments are recognised in the income statement.

(i) Property, plant and equipment

(i) Owned assets

Owner-occupied property is stated at revalued amounts, being fair value at the date of revaluation less subsequent accumulated depreciation and accumulated impairment losses.

Plant and equipment, principally computer equipment, motor vehicles, fixtures and furniture, is stated at cost less accumulated depreciation and impairment losses.

In accordance with the exemptions permitted under IFRS 1, individual terms of property, plant and equipment held at 1 January 2004 were measured at fair value, which was deemed to be their cost at that date.

(ii) Subsequent expenditure

Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a separate component of an item of owner-occupied property, plant and equipment is capitalised to the cost of the item of owner-occupied property, plant and equipment and the component replaced is de-recognised. All other expenditure is recognised in the income statement as an expense when incurred.

(iii) Revaluation of owner-occupied property

Owner-occupied property is valued on the same basis as investment property.

When an individual property is revalued, any increase in its carrying amount (as a result of the revaluation) is transferred to a revaluation reserve, except to the extent that it reverses a revaluation decrease of the same property previously recognised as an expense in the income statement.

When the value of an individual property is decreased as a result of a revaluation, the decrease is charged against any related credit balance in the revaluation reserve in respect of that property. However, to the extent that it exceeds any surplus, it is recognised as an expense in the income statement.

(iv) De-recognition

On de-recognition of an owner-occupied property or item of plant and equipment, any gain or loss on disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the income statement in the period of the de-recognition. In the case of owner-occupied property, any surplus in the revaluation reserve in respect of the individual property is transferred directly to retained earnings.

1 Accounting policies continued

(i) Property, plant and equipment continued
(v) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of owner-occupied property, plant and equipment that are accounted for separately.

In the case of owner-occupied property, any accumulated depreciation at revaluation is eliminated against the gross carrying amount of the property concerned and the net amount restated to the revalued amount. Subsequent depreciation charges are adjusted based on the revalued amount for each property. Any difference between the depreciation charge on the revalued amount and that which would have been charged under historic cost is transferred, net of any related deferred tax, between the revaluation reserve and retained earnings as the property is utilised. Land is not depreciated.

The maximum estimated useful lives are as follows:

> Computer equipment	5 years
> Computer software	3 years
> Motor vehicles	6 years
> Fixtures and furniture	10 years
> Leasehold property	20 years
> Freehold property	50 years

(vi) Leases
Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Finance leases

Lease agreements where the Group substantially accepts the risks and rewards of the ownership of the leased asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are allocated between the liability and finance charges so as to achieve a constant interest rate on the outstanding balance of the liability.

Finance lease obligations, net of finance charges, are included in liabilities. The interest element of the finance cost is charged to the income statement over the lease period according to the effective interest method. Where applicable, assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

(j) Investment properties

Investment property is real estate held to earn rentals or for capital appreciation. It does not include real estate held for use in the production or supply of goods or services or for administrative purposes.

Investment properties are stated at fair value. Internal professional valuers perform valuations annually. For practical reasons, valuations are carried out on a cyclical basis over a twelve-month period due to the large number of properties involved. External valuations are obtained once every three years on a cyclical basis. In the event of a material change in market conditions between the valuation date and balance sheet date an internal valuation is performed and adjustments made to reflect any material changes in value.

The valuation methodology adopted is dependent upon the nature of the property. Income generating assets are valued using discounted cash flows. Vacant land, land holdings and residential flats are valued according to sales of comparable properties. Near vacant properties are valued at land value less the estimated cost of demolition.

Surpluses and deficits arising from changes in fair value are reflected in the income statement.

For properties reclassified during the year from property, plant and equipment to investment properties, any revaluation gain arising is initially recognised in the income statement to the extent that impairment losses were previously recognised. Any residual excess is taken to the revaluation reserve. Revaluation deficits are recognised in the revaluation reserve to the extent of previously recognised gains and any residual deficit is accounted for in the income statement.

Investment properties that are reclassified to owner-occupied property are revalued at the date of transfer, with any difference being taken to the income statement.

1 Accounting policies continued

(k) Finance costs

Finance costs relate to the Group's borrowed funds that are directly controlled by, or managed on behalf of, Old Mutual plc. These include interest payable, and gains and losses on revaluation of these funds and on those derivative instruments which are used to hedge these funds.

(l) Non-current assets held-for-sale and discontinued operations

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their carrying amount and their fair value less costs to sell. Where the proceeds of disposal are expected to exceed the book value of the related net assets no impairment loss is recognised on the reclassifications of assets as held-for-sale.

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered through a sales transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year of the date of classification.

A discontinued operation is defined as a component of an entity that either has been disposed of, or is classified as held-for-sale and:

> represents a separate major line of business or geographical area of operations;
> is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
> is a subsidiary acquired exclusively with a view to resale.

(m) Pension plans and retirement benefits

Defined benefit and defined contribution schemes have been established for eligible employees of the Group with the assets held in separate trustee administered funds.

The projected unit credit method is used to determine the defined benefit obligations based on actuarial assessments, which incorporate not only the pension obligations known on the balance sheet date but also information relevant to their expected future development. The discount rates used are determined based on the yields for investment grade corporate bonds that have maturity dates approximating to the terms of the Group's obligations.

Actuarial gains or losses arising subsequent to 1 January 2004 are accounted for using the "corridor method". Actuarial gains and losses are recognised in the income statement over a period of time to the extent that they exceed 10 per cent of the greater of the fair value of the plan assets or the present value of the gross defined benefit obligations in the scheme. Such actuarial gains and losses are recognised over the expected average remaining working lives of the employees participating in the scheme. Cumulative actuarial gains and losses at 1 January 2004 were recognised in equity at that date.

Where the corridor calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Contributions in respect of defined contribution schemes are recognised as an expense in the income statement as incurred.

Where applicable, Group companies make provision for post retirement medical and housing benefits for eligible employees. Non-pension post retirement benefits are accounted for according to their nature, either as defined contribution or defined benefit plans. The expected costs of post retirement benefits that are defined benefit plans in nature are accounted for in the same manner as for defined benefit pension plans.

(n) Share-based payments

(i) Equity-settled share-based payment transactions with employees

The services received in an equity-settled transaction with employees are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

If the equity instruments granted vest immediately and the employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the services received are recognised in full on grant date in the income statement for the period, with a corresponding increase in equity.

Where the equity instruments do not vest until the employee has completed a specified period of service, it is assumed that the services rendered by the employee, as consideration for those equity instruments, will be received in the future, during the vesting period. These services are accounted for in the income statement as they are rendered during the vesting period, with a corresponding increase in equity.

1 Accounting policies continued

(n) Share-based payments continued
(ii) Cash-settled share-based payment transactions with employees

The services received in cash-settled transactions with employees and the liability to pay for those services, are recognised at fair value as the employee renders services. Until the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with any changes in fair value recognised in the income statement for the period.

(iii) Measurement of fair value of equity instruments granted

The equity instruments granted by the Group are measured at fair value at the measurement date using standard option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

As permitted under IFRS 1, the provisions of this accounting policy have not been applied to equity-settled grants made on or before 7 November 2002, or awards granted after that date but which had vested prior to 1 January 2005.

(o) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 90 days maturity from the date of acquisition and which are highly liquid and subject to an insignificant risk of changes in value. This includes: cash and balances with Central Banks, treasury bills and other eligible bills, amounts due from other banks and trading securities. It excludes cash balances held in policyholder investment portfolios.

(p) Other provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will occur, and where a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Specific policies:

> A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting the obligations under the contract;
> A provision for restructuring is recognised only if the Group has approved a detailed formal plan and raised a valid expectation among those parties directly affected, that the plan will be carried out either by having begun implementation or by publicly announcing the plan's main features; and
> No provision is made for future operating costs or losses.

(q) Critical accounting estimates and judgments

Critical accounting estimates are those which involve the most complex or subjective judgments or assessments. The areas of the Group's business that typically require such estimates are life insurance contract provisions, determination of the fair value for financial assets and liabilities, impairment charges, present values of acquired in-force for insurance and investment contract business, other intangible assets acquired as part of a business combination, deferred acquisition costs, deferred taxes and the non consolidation of the Group's wholly owned mutual life insurance undertaking.

Insurance contract accounting is discussed in more detail in note 1(d), and further detail of the key assumptions made in determining insurance contract provisions is included in note 24. Accounting for deferred acquisition cost assets is also discussed in note 1(d).

The fair values of financial assets and liabilities are classified and accounted for in accordance with the policies set out in note 1(e). They are valued on the basis of listed market prices in so far as this is possible. If prices are not readily determinable, fair value is based either on internal valuation models or management estimates of amounts that could be realised under current market conditions. Fair values of certain financial instruments including over-the-counter (OTC) derivative instruments, are determined using pricing models that consider, among other factors, contractual and market prices, correlations, yield curves, credit spreads, and volatility factors.

Accounting for present values of acquired in-force insurance and investment contract business, together with other intangibles acquired as part of a business combination are discussed in note 1(g).

Assets are subject to regular impairment reviews as required. Impairments are measured at the difference between the cost (or amortised cost) of a particular asset and the current fair value or recoverable amount. Impairments are recorded in the income statement in the period in which they occur. The Group's policy in relation to impairment testing in respect of Goodwill is detailed in note 1(g). The policy in respect of investment securities and purchased loans and receivables is described in note 1(e).

The accounting policy for deferred tax is detailed in note 1(f).

The Group does not consolidate its wholly owned mutual life insurance undertaking, Skandia Liv. For more information refer to the Subsidiary Undertakings and Special Purpose Entities Accounting Policy, note 1(c) (i).

1 Accounting policies continued

(r) Segment reporting

The Group's results are analysed across four geographic segments. This segmentation is consistent with the Group's management structure and represents the basis on which the entity has been organised. The geographic segments are South Africa, United States, Europe and Other.

The South Africa segment principally comprises the African life and general insurance and banking businesses. The United States segment comprises the US life and US asset management businesses. The Europe segment comprises the operations in the UK, Nordic, Continental Europe and Latin America covering life, asset management and banking businesses. The Other segment comprises the Asia Pacific and Bermuda asset management businesses. Other shareholders income/(expenses), together with finance costs, are shown as Corporate. These geographic segments represent the components of the entity that management considers when making operating decisions and it is the basis on which resources are allocated and performance assessed by the chief operating decision maker in the Group. The information reflected in note 3 reflects the measures of profit and loss, assets and liabilities for each segment reported as regularly provided to the chief operating decision maker. There are no differences between the measurement of the assets and liabilities reflected in the primary statements and that reported for the segments and discontinued operations.

There are four principal lines of business generating revenue. These lines of business are based on the products or groups of similar products that are provided within each of the geographical segments. The lines of business are long-term business, asset management, banking and general insurance, the latter being treated as discontinued in the current financial year. See note 33 for further information on discontinued operations. Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices. Given the nature of the operations, there are no major customers within any of the segments.

Reallocations of certain comparative segment information have been made following changes in the Group's management reporting structure, effective 1 January 2007. There was no impact on net profit or net assets.

(s) Treasury shares

Upon consolidation, the balance sheet and income statement are adjusted for own shares held by Employee Share Ownership Trusts (ESOPs), policyholder funds of African life companies and those held in Black Economic Empowerment Trusts consolidated within the Group's financial statements.

Own shares are deducted from equity to eliminate the inter-company portion.

On purchase, the cost of the shares acquired is deducted from equity. Subsequently, any gain or loss on the sale or cancellation of an entity's own equity instruments is recognised in equity.

Any net income in relation to own shares, both dividends received and unrealised losses on own shares are eliminated before stating the profit for the year.

Dividends paid in respect of these shares are also excluded when determining the retained profit for the year.

In calculating the basic earnings per share, the exclusion of income in respect of own shares from the income statement requires the exclusion of treasury shares from the weighted average number of shares.

When calculating the diluted earnings per share, the number of shares included in the weighted average reflects the potential issue in respect of the treasury shares.

(t) Share capital

Ordinary and preference share capital (including perpetual preferred callable securities) are classified as equity if they are non-redeemable by the shareholder and any dividends are discretionary and coupon payments are recognised as distributions within equity.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders or if dividend payments are not discretionary. Coupon payments thereon are recognised in the income statement as interest expense.

1 Accounting policies continued

(u) Dividends

Dividends payable to holders of equity instruments are recognised in the period in which they are authorised or approved. Interim dividends payable to holders of the Group's ordinary share capital are authorised by the directors of the Parent Company, the final dividend typically requires shareholder approval.

(v) Balance sheet liquidity analysis

The Group's balance sheet is presented in order of liquidity as is permitted by IAS 1. In order to satisfy the requirements of IAS 1, the following additional balance sheet analyses are given to describe how balance sheet lines are categorised between current and non-current balances, applying the principles laid out in IAS 1.

The following balance sheet captions are generally classified as current – cash and cash equivalents, non-current assets held-for-sale, client indebtedness for acceptances, current tax receivable, current tax payable, liabilities under acceptances and non-current liabilities held-for-sale. The following balances are generally classified as non-current – goodwill and other intangible assets, mandatory reserve deposits with central banks, property, plant and equipment, investment property, deferred tax assets, investments in associated undertakings and jointly controlled operations, deferred acquisition costs, deposits held with reinsurers, third party interests in the consolidation of funds, provisions, deferred revenue and deferred tax liabilities.

The following balances include both current and non-current portions – reinsurers' shares of long-term and general insurance business policyholder liabilities, loans and advances, investments and securities, other assets, derivative financial assets and liabilities, long-term business and general insurance policyholder liabilities, borrowed funds, amounts owed to bank depositors and other liabilities. The split between the current and non-current portions for these assets and liabilities is given either by way of a footnote to the relevant note to the accounts or by way of a maturity analysis (in respect of major financial liability captions).

(w) Standards, amendments to standards, and interpretations adopted in the 2007 annual financial statements

The following standards, amendments to standards and interpretations effective for the first time in the current accounting year, and which are relevant to the Group, have been adopted in these financial statements:

> IAS 1 amendment. Additional disclosures in relation to an entity's capital (effective 1 January 2007);

> IFRS 7 'Financial Instruments: Disclosures' (effective 1 January 2007). IFRS 7 supersedes IAS 30, 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation'. In particular, IFRS 7 requires additional disclosure over and above that required by IAS 32 in respect of (1) the significance of financial instruments for an entity's financial position and performance, and (2) the nature and extent of risks arising from financial instruments. IFRS 7 also amends the disclosure requirements of IFRS 4 'Insurance Contracts'. Further information on the impact of the introduction of IFRS 7 is given in note 50.

(x) Standards and interpretations early adopted in the 2007 annual financial statements

The following standards and interpretations have been early adopted in these financial statements.

> IFRS 8 'Operating segments' (effective 1 January 2009) has been early adopted in these financial statements. IFRS 8 replaces IAS 14 'Segment Reporting'. The key change from IAS 14 is to require segment information to be presented based on internal reports that are regularly reviewed by the entity's chief operating decision maker. The amount of each operating segment item reported is the measure reported to the chief operating decision maker for the purposes of allocating resources to the segment and assessing its performance. Other than limited additional disclosures, there were no significant impacts in respect of the Group's identification, recognition or measurement of its reportable segments as a result of the transitioning to IFRS 8, as the Group's existing structures were in line with both reporting standards. Other than in respect of minor changes to reporting structures during the financial year, no reclassifications were required to comparative information due to the adoption of IFRS 8 in the Group's identification of its reportable segments or in the measurement of segment information.

> IFRIC 11, IFRS 2 'Group and Treasury Share Transactions' (effective 1 March 2007). IFRIC 11 clarifies the treatment required in group and subsidiary financial statements of certain share-based transactions entered into by holding companies or subsidiaries, principally in respect of accounting for entitlements to equity instruments of the holding company. The principles set out in the interpretation had no impact on the Group's existing accounting policy on share-based payments and limited impact in the Parent Company's financial statements.

1 Accounting policies continued

(y) Future standards, amendments to standards, and interpretations not early adopted in the 2007 annual financial statements

At the date of authorisation of these financial statements the following standards, amendments to standards, and interpretations, which are relevant to the Group, were issued but not yet effective and have not been early adopted in these financial statements:

> IAS 1 'Presentation of Financial Statements' (effective date 1 January 2009). The changes include a comprehensive revision of primary statements, and include a requirement to introduce a statement of comprehensive income. There will be some limited presentational changes as a result of the introduction of this standard but no changes in measurement or recognition.
> IFRIC 13 'Customer Loyalty Programmes' (effective for periods commencing after 1 July 2008) addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services ("awards") to customers who redeem award credits.
> IFRIC 14 'The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' (effective date 1 January 2008) clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. It also addresses when a MFR might give rise to a liability. IFRIC 14 will become mandatory for the Group's 2008 financial statements, with retrospective application required. The Group has not yet determined the potential effect of the interpretation.

The above amendments, which will be adopted in 2009, will predominantly require changes in disclosure and presentation, and are not expected to result in changes to the Group's recognition and measurement accounting policies.

2 Foreign currencies

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Income statement (average rate)	Balance sheet (closing rate)
31 December 2007		
Rand	14.1109	13.6043
US Dollars	2.0014	1.9827
Swedish Kronor	13.5253	12.8320
Euro	1.4602	1.3596
31 December 2006		
Rand	12.4740	13.6746
US Dollars	1.8429	1.9569
Swedish Kronor	13.5918[1]	13.3924
Euro	1.4671[1]	1.4837
1 February 2006		
Swedish Kronor		13.5347

1 The 2006 income statement rate applied in respect of Skandia is an eleven month average rate.

3 Segment information

(i) Basis of segmentation

The Group's results are analysed across four geographic segments. This is consistent with the way the Group manages the business. The four geographic segments, based on the Group's management structure, are South Africa, United States, Europe and Other. Within the geographic segments, the Group generates revenue from four principal lines of business: long-term business, asset management, banking and general insurance. For IFRS purposes, the general insurance line of business has been discontinued during the financial year, however for the purposes of reporting adjusted operating profit, the result of the general insurance line of business is included in the following analyses.

The income statement information that follows is based on the Group's geographical management structure with revenue and expenses allocated to the lines of business. This follows the same format as the Consolidated income statement and is reconciled to Adjusted operating profit which is one of the key measures reported to the Group's chief operating decision makers for their consideration in the allocation of resources to and the review of performance of the segments. The Group utilises additional measures to assess the performance of each of the segments. These measures are also presented and include an analysis of gross earned premiums and funds under management. Additional performance measures considered by management in assessing the performance of the segments can be found in the European Embedded Value information presented on pages 238 to 261.

3 Segment information continued

(ii) Income statement – segment information year ended 31 December 2007

	South Africa			United States	
	Long-term business	Asset management	Banking	Long-term business	Asset management
Revenue					
Gross earned premiums	1,563	–	–	3,148	–
Outward reinsurance	(41)	–	–	(88)	–
Net earned premiums	1,522	–	–	3,060	–
Investment return (non-banking)	3,203	89	–	528	13
Banking interest and similar income	–	–	2,979	–	–
Banking trading, investment and similar income	–	–	167	–	–
Fee and commission income, and income from service activities	108	161	474	–	570
Other income	77	36	52	9	12
Share of associated undertakings' profit after tax	11	–	8	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	–	1	–	8
Inter-segment revenues	144	49	39	–	12
Total revenue	5,065	335	3,720	3,597	615
Expenses					
Claims and benefits (including change in insurance contract provisions)	(2,981)	–	–	(3,480)	–
Reinsurance recoveries	39	–	–	95	–
Net claims and benefits incurred	(2,942)	–	–	(3,385)	–
Change in investment contract liabilities	(767)	–	–	–	–
Losses on loans and advances	–	–	(154)	–	–
Finance costs	–	–	–	–	–
Banking interest payable and similar expenses	–	–	(1,928)	–	–
Fee and commission expense, and other acquisition costs	(153)	–	–	(102)	(10)
Other operating and administrative expenses	(410)	(153)	(940)	(54)	(424)
Change in third party interest in consolidated funds	–	–	–	–	–
Goodwill impairment	–	–	–	–	–
Amortisation of PVIF and other acquired intangibles	–	–	–	(24)	–
Inter-segment expenses	(63)	(84)	(75)	(13)	–
Total expenses	(4,335)	(237)	(3,097)	(3,578)	(434)
Profit before tax for the financial year (excluding policyholder tax)	730	98	623	19	181
Adjusting items	(222)	–	(1)	79	(19)
Income tax attributable to policyholder returns	(63)	–	–	–	–
Adjusted operating profit before tax	445	98	622	98	162

3 Segment information continued

(ii) Income statement – segment information year ended 31 December 2007 continued

Europe		Other		Group				£m
Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenues)/ expense	Total continuing operations	Discontinued operations	Total
230	–	–	–	–	–	4,941	625	5,566
(72)	–	–	–	–	–	(201)	(92)	(293)
158	–	–	–	–	–	4,740	533	5,273
2,019	–	–	–	8	211	6,071	56	6,127
–	–	211	–	–	–	3,190	–	3,190
–	–	3	–	–	–	170	–	170
730	345	27	42	–	–	2,457	–	2,457
8	23	2	3	–	23	245	–	245
–	–	–	(3)	(17)	–	(1)	–	(1)
–	–	16	–	–	–	25	–	25
178	27	13	2	15	(512)	(33)	33	–
3,093	395	272	44	6	(278)	16,864	622	17,486
(151)	–	–	–	–	–	(6,612)	(390)	(7,002)
50	–	–	–	–	–	184	52	236
(101)	–	–	–	–	–	(6,428)	(338)	(6,766)
(1,851)	–	–	–	–	–	(2,618)	–	(2,618)
–	–	(3)	–	–	–	(157)	–	(157)
–	–	–	–	(50)	–	(50)	–	(50)
–	–	(125)	–	–	–	(2,053)	–	(2,053)
(201)	(103)	–	(11)	–	(70)	(650)	(110)	(760)
(468)	(137)	(80)	(30)	(56)	(8)	(2,760)	(53)	(2,813)
–	–	–	–	–	(156)	(156)	–	(156)
–	–	–	–	–	–	–	(3)	(3)
(326)	(5)	(5)	–	–	–	(360)	–	(360)
(73)	(132)	(32)	(1)	(3)	512	36	(36)	–
(3,020)	(377)	(245)	(42)	(109)	278	(15,196)	(540)	(15,736)
73	18	27	2	(103)	–	1,668	82	1,750
152	8	(13)	–	(57)	–	(73)	7	(66)
3	–	–	–	–	–	(60)	–	(60)
228	26	14	2	(160)	–	1,535	89	1,624

3 Segment information continued

(ii) Income statement – segment information year ended 31 December 2006

	South Africa			United States	
	Long-term business	Asset management	Banking	Long-term business	Asset management
Revenue					
Gross earned premiums	1,628	–	–	2,128	–
Outward reinsurance	(33)	–	–	(81)	–
Net earned premiums	1,595	–	–	2,047	–
Investment return (non-banking)	5,207	43	–	736	17
Banking interest and similar income	–	–	2,285	–	–
Banking trading, investment and similar income	–	–	195	–	–
Fee and commission income, and income from service activities	107	153	499	–	465
Other income	73	28	36	–	21
Share of associated undertakings' profit after tax	6	–	6	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	–	17	–	68
Inter-segment revenues	96	53	8	–	14
Total revenue	7,084	277	3,046	2,783	585
Expenses					
Claims and benefits (including change in insurance contract provisions)	(4,706)	–	–	(2,667)	–
Reinsurance recoveries	21	–	–	164	–
Net claims and benefits incurred	(4,685)	–	–	(2,503)	–
Change in investment contract liabilities	(1,096)	–	–	–	–
Losses on loans and advances	–	–	(120)	–	–
Finance costs	–	–	–	–	–
Banking interest payable and similar expenses	–	–	(1,386)	–	–
Fee and commission expense, and other acquisition costs	(152)	(4)	–	(128)	(19)
Other operating and administrative expenses	(532)	(115)	(967)	(24)	(359)
Change in third party interest in consolidated funds	–	–	–	–	–
Goodwill impairment	–	–	(5)	–	–
Amortisation of PVIF and other acquired intangibles	–	–	–	(22)	–
Inter-segment expenses	(65)	(62)	(23)	(15)	–
Total expenses	(6,530)	(181)	(2,501)	(2,692)	(378)
Profit before tax for the financial year (excluding policyholder tax)	554	96	545	91	207
Adjusting items	(23)	–	(11)	33	(67)
Income tax attributable to policyholder returns	(125)	–	–	–	–
Adjusted operating profit before tax	406	96	534	124	140

3 Segment information continued

(ii) Income statement – segment information year ended 31 December 2006 continued

	Europe		Other	Group				£m
Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenues)/ expense	Total continuing operations	Discontinued operations	Total Restated
270	–	–	–	–	–	4,026	687	4,713
(64)	–	–	–	–	–	(178)	(89)	(267)
206	–	–	–	–	–	3,848	598	4,446
3,791	6	–	2	7	379	10,188	101	10,289
–	–	142	–	–	–	2,427	–	2,427
–	–	(14)	–	–	–	181	–	181
613	269	24	41	–	–	2,171	–	2,171
31	(3)	6	1	119	(5)	307	–	307
–	–	–	(6)	–	–	6	–	6
–	–	–	–	–	–	85	–	85
180	39	33	1	11	(435)	–	–	–
4,821	311	191	39	137	(61)	19,213	699	19,912
(181)	–	–	–	–	–	(7,554)	(404)	(7,958)
31	–	–	–	–	–	216	29	245
(150)	–	–	–	–	–	(7,338)	(375)	(7,713)
(3,559)	–	–	–	–	–	(4,655)	–	(4,655)
–	–	(3)	–	–	–	(123)	–	(123)
–	–	–	–	(91)	–	(91)	–	(91)
–	–	(75)	–	–	–	(1,461)	–	(1,461)
(163)	(57)	–	(9)	–	(60)	(592)	(125)	(717)
(414)	(125)	(71)	(25)	(47)	(36)	(2,715)	(58)	(2,773)
–	–	–	–	–	(278)	(278)	–	(278)
–	–	–	–	–	–	(5)	(3)	(8)
(349)	(7)	(1)	–	–	–	(379)	–	(379)
(89)	(132)	(31)	(4)	(8)	435	6	(6)	–
(4,724)	(321)	(181)	(38)	(146)	61	(17,631)	(567)	(18,198)
97	(10)	10	1	(9)	–	1,582	132	1,714
246	9	1	–	(154)	–	34	(50)	(16)
(114)	–	–	–	–	–	(239)	–	(239)
229	(1)	11	1	(163)	–	1,377	82	1,459

3 Segment information continued

(iii) Gross earned premiums

£m

Year ended 31 December 2007	South Africa	United States	Europe	Other	Total
Long-term business – insurance contracts	1,048	3,148	230	–	4,426
Long-term business – investment contracts with discretionary participation features	515	–	–	–	515
Gross earned premiums	1,563	3,148	230	–	4,941
Long-term business – other investment contracts recognised as deposits	1,315	177	8,450	–	9,942

£m

Year ended 31 December 2006	South Africa	United States	Europe	Other	Total
Long-term business – insurance contracts	1,183	2,128	270	–	3,581
Long-term business – investment contracts with discretionary participation features	445	–	–	–	445
Gross earned premiums	1,628	2,128	270	–	4,026
Long-term business – other investment contracts recognised as deposits	1,493	216	7,889	–	9,598

(iv) Funds under management

£m

At 31 December 2007	South Africa	United States	Europe	Other	Total
Long-term business policyholder funds	22,469	14,822	44,674	122	82,087
Unit trusts and mutual funds	6,693	5,260	14,416	2,535	28,904
Third party client funds	10,517	149,850	–	3,833	164,200
Total client funds under management	39,679	169,932	59,090	6,490	275,191
Shareholder funds	2,042	191	1,454	–	3,687
Total funds under management	41,721	170,123	60,544	6,490	278,878

£m

At 31 December 2006	South Africa	United States	Europe	Other	Total Restated
Long-term business policyholder funds	19,937	13,704	39,113	41	72,795
Unit trusts and mutual funds	5,183	3,131	13,156	2,544	24,014
Third party client funds	12,950	122,945	–	3,167	139,062
Total client funds under management	38,070	139,780	52,269	5,752	235,871
Shareholder funds	2,066	200	1,296	–	3,562
Total funds under management	40,136	139,980	53,565	5,752	239,433

3 Segment information continued

(v) Balance sheet information

£m

At 31 December 2007	South Africa	United States	Europe	Other	Unallocated to segment	Inter-segment assets/ liabilities	Total
Assets							
Long-term business	27,356	15,969	55,607	–	–	(2,430)	96,502
Asset management	1,817	1,640	498	311	–	(334)	3,932
Banking	35,575	–	4,475	–	–	(142)	39,908
General insurance	641	–	–	–	–	(52)	589
Other shareholders' assets	1,276	–	638	–	(257)	65	1,722
Investments in associated undertakings	87	–	–	(9)	3	–	81
Consolidated total assets	66,752	17,609	61,218	302	(254)	(2,893)	142,734
Liabilities							
Long-term business	27,086	14,754	51,598	–	–	(620)	92,818
Asset management	1,709	361	229	34	–	(1,129)	1,204
Banking	33,082	–	4,169	–	–	(512)	36,739
General insurance	394	–	–	–	–	(4)	390
Other shareholders' liabilities	246	–	791	–	1,577	(628)	1,986
Consolidated total liabilities	62,517	15,115	56,787	34	1,577	(2,893)	133,137
Net assets							
Long-term business	491	1,215	4,009	–	–	(1,810)	3,905
Asset management	108	1,279	326	277	–	795	2,785
Banking	2,493	–	306	–	–	370	3,169
General insurance	247	–	–	–	–	(48)	199
Other shareholders' net assets	1,030	–	(153)	–	(701)	693	869
Investments in associated undertakings	87	–	–	(9)	3	–	81
	4,456	2,494	4,488	268	(698)	–	11,008
Debt	(221)	–	(57)	–	(1,133)	–	(1,411)
Consolidated net assets	4,235	2,494	4,431	268	(1,831)	–	9,597

The net assets of South African businesses are stated after eliminating investments in Group equity and debt instruments of £493 million (2006: £560 million) held in policyholder funds. These include investments in the Company's ordinary shares and subordinated liabilities and preferred securities issued by the Group's banking subsidiary Nedbank Limited. All South Africa debt relates to long-term business. All other debt relates to other shareholders' net assets.

The general insurance operations are classified as discontinued.

3 Segment information continued

(v) Balance sheet information continued

£m

At 31 December 2006	South Africa	United States	Europe	Other	Unallocated to segment	Inter-segment assets/ liabilities	Total
Assets							
Long-term business	24,983	15,370	49,653	–	–	(2,199)	87,807
Asset management	1,647	1,511	458	281	–	(433)	3,464
Banking	30,723	–	4,325	–	–	(14)	35,034
General insurance	616	–	–	–	–	(32)	584
Other shareholders' assets	991	–	611	263	571	(852)	1,584
Investments in associated undertakings	70	–	–	13	–	–	83
Consolidated total assets	59,030	16,881	55,047	557	571	(3,530)	128,556
Liabilities							
Long-term business	24,536	14,113	45,803	–	–	(324)	84,128
Asset management	1,407	424	445	23	–	(1,062)	1,237
Banking	28,680	–	4,046	–	–	(509)	32,217
General insurance	354	–	–	–	–	–	354
Other shareholders' liabilities	397	–	579	65	2,451	(1,635)	1,857
Consolidated total liabilities	55,374	14,537	50,873	88	2,451	(3,530)	119,793
Net assets							
Long-term business	685	1,257	3,850	–	–	(1,875)	3,917
Asset management	240	1,087	13	258	–	629	2,227
Banking	2,043	–	279	–	–	495	2,817
General insurance	262	–	–	–	–	(32)	230
Other shareholders' net assets	594	–	171	198	(938)	783	808
Investments in associated undertakings	70	–	–	13	–	–	83
	3,894	2,344	4,313	469	(938)	–	10,082
Debt	(238)	–	(139)	–	(942)	–	(1,319)
Consolidated net assets	3,656	2,344	4,174	469	(1,880)	–	8,763

4 Operating profit adjusting items

(i) Summary of adjusting items

In determining the adjusted operating profit of the Group adjustments are made to profit before tax to reflect the directors' view of the underlying long-term performance of the Group. These items are summarised below:

Year ended 31 December 2007	Notes	South Africa	United States	Europe	Other	Total £m
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	–	(24)	(218)	–	(242)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	1	8	16	–	25
Short-term fluctuations in investment return	4(iv)	195	(55)	55	–	195
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	14	–	–	–	14
Dividends declared to holders of perpetual preferred callable securities	4(vi)	–	–	–	40	40
Closure of unclaimed shares trusts	4(vii)	13	–	–	(12)	1
US Asset Management equity plans and minority holders	4(viii)	–	11	–	–	11
Fair value gains on Group debt instruments	4(ix)	–	–	–	29	29
Total adjusting items		223	(60)	(147)	57	73
Tax on adjusting items	5(iii)	(101)	30	51	(9)	(29)
Minority interest in adjusting items	6(iii)	23	(11)	–	–	12
Total adjusting items after tax and minority interests		145	(41)	(96)	48	56

Year ended 31 December 2006	Notes	South Africa	United States	Europe	Other	Total £m
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	(5)	(22)	(256)	–	(283)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	17	68	–	–	85
Short-term fluctuations in investment return	4(iv)	285	(12)	–	–	273
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(148)	–	–	–	(148)
Dividends declared to holders of perpetual preferred callable securities	4(vi)	–	–	–	39	39
Closure of unclaimed shares trusts	4(vii)	(115)	–	–	115	–
Total adjusting items		34	34	(256)	154	(34)
Tax on adjusting items	5(iii)	(32)	18	46	(4)	28
Minority interest in adjusting items	6(iii)	15	–	7	–	22
Total adjusting items after tax and minority interests		17	52	(203)	150	16

4 Operating profit adjusting items continued

(ii) Goodwill impairment and impact of acquisition accounting

In applying acquisition accounting in accordance with IFRS deferred acquisition costs and deferred revenue are not recognised. These are reversed in the acquisition balance sheet and replaced by goodwill, other intangible assets and the value of the acquired present value of in-force business ("acquired PVIF"). In determining its adjusted operating profit the Group recognises deferred revenue and acquisition costs in relation to policies sold by acquired businesses pre-acquisition, and excludes the impairment of goodwill and the amortisation of acquired other intangibles and acquired PVIF.

Goodwill impairment and acquisition accounting adjustments to adjusted operating profit are summarised below:

					£m
Year ended 31 December 2007	**South Africa**	**United States**	**Europe**	**Other**	**Total**
Amortisation of acquired PVIF					
Long-term business	–	24	266	–	290
Amortisation of acquired deferred costs and revenue					
Long-term business	–	–	(112)	–	(112)
Asset management	–	–	6	–	6
Amortisation of other acquired intangible assets					
Long-term business	–	–	60	–	60
Asset management	–	–	5	–	5
Banking	–	–	5	–	5
Release of acquisition balance sheet provisions					
Long-term business	–	–	(7)	–	(7)
Asset management	–	–	(3)	–	(3)
Banking	–	–	(2)	–	(2)
	–	24	218	–	242

					£m
Year ended 31 December 2006	South Africa	United States	Europe	Other	Total
Amortisation of acquired PVIF					
Long-term business	–	22	293	–	315
Amortisation of acquired deferred costs and revenue					
Long-term business	–	–	(103)	–	(103)
Asset management	–	–	2	–	2
Amortisation of other acquired intangible assets					
Long-term business	–	–	56	–	56
Asset management	–	–	7	–	7
Banking	–	–	1	–	1
Goodwill impairment					
Banking	5	–	–	–	5
	5	22	256	–	283

4 Operating profit adjusting items continued

(iii) Profit on disposal of subsidiaries, associated undertakings and strategic investments

During 2007 the Europe banking subsidiary sold its Danish operation. An accounting profit on sale of £16 million was recognised.

During the year, the US Asset Management business disposed of its interests in certain affiliate asset managers, resulting in a profit on disposal of £8 million. In 2006 profits on sale of £68 million were recognised in relation to unrelated affiliate disposals.

During 2006, the Group's South African banking subsidiary disposed of an IT finance solutions business resulting in a profit on disposal of £17 million.

Profits on the disposal of subsidiaries, associated undertakings and strategic investments are analysed below:

Year ended 31 December 2007	South Africa	United States	Europe	Other	Total £m
Asset management	–	8	–	–	8
Banking	1	–	16	–	17

Year ended 31 December 2006	South Africa	United States	Europe	Other	Total £m
Asset management	–	68	–	–	68
Banking	17	–	–	–	17

(iv) Long-term investment return

Profit before tax includes actual investment returns earned on the shareholder assets of the Group. Adjusted operating profit is stated after recalculating shareholder asset investment returns based on a long-term investment return rate. The difference between the actual and the long-term investment returns are short-term fluctuations in investment return.

Long-term rates of return are based on achieved real rates of return appropriate to the underlying asset base, adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed frequently, usually annually, for appropriateness. These rates of return have been selected with a view to ensuring that returns credited to adjusted operating profit are consistent with the actual returns expected to be earned over the long-term.

For South Africa long-term business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For US and Europe long-term businesses, the return is applied to average investible assets.

For all businesses mis-matches attributed to the timing of the recognition of policyholder tax and related receipts from policyholders are eliminated with reference to the historic net gains/(losses) in respect of this item.

Long-term investment rates	Year ended 31 December 2007 %	Year ended 31 December 2006 %
South Africa long-term business	15.6	11.3
United States long-term business	5.7	5.9
Europe long-term business	4.9	4.6

4 Operating profit adjusting items continued

(iv) Long-term investment return continued
Analysis of short-term fluctuations in investment return

£m

Year ended 31 December 2007	South Africa	United States	Europe	Total
Long-term business				
Actual investment return attributable to shareholders	416	527	61	1,004
Less: long-term investment return	(221)	(582)	(6)	(809)
Total short-term fluctuations in investment return	195	(55)	55	195

The actual investment return attributable to shareholders for the US long-term business reflects total investment income, as a distinction is not drawn between shareholder and policyholder funds.

£m

Year ended 31 December 2006	South Africa	United States	Europe	Total
Long-term business				
Actual investment return attributable to shareholders	434	620	5	1,059
Less: long-term investment return	(149)	(632)	(5)	(786)
Total short-term fluctuations in investment return	285	(12)	-	273

(v) Investment return adjustment for Group equity and debt instrument held in life funds

Adjusted operating profit includes investment returns on policyholder investments in Group equity and debt instruments by the Group's life funds. These include investments in the Company's ordinary shares, and the subordinated liabilities and ordinary securities of the Group's South Africa banking subsidiary. These investment returns are eliminated within the consolidated income statement in arriving at profit before tax, but are included in adjusted operating profit. In 2007 the investment return adjustment decreased adjusted operating profit by £14 million (2006: increase of £148 million).

(vi) Dividends declared to holders of perpetual preferred callable securities

Dividends declared to the holders of the Group's perpetual preferred callable securities were £40 million in the year ended 31 December 2007 (2006: £39 million). These are recognised in finance costs on an accruals basis for the purpose of determining adjusted operating profit. In the IFRS financial statements this cost is recognised in equity.

(vii) Closure of unclaimed shares trusts

During 2006 Old Mutual plc announced that the Old Mutual South Africa Unclaimed Shares Trust (UST) together with similar trusts set up in Namibia, Zimbabwe, Malawi and Bermuda, would be closed and that the gross proceeds from the sale of unclaimed shares by these trusts should be paid to Old Mutual plc. Under the terms of the deeds establishing the USTs, the trustees of the USTs were required, following their termination, to liquidate the residual assets of the USTs and to distribute them in accordance with the directions given by Old Mutual plc. Following discussions with the South African National Treasury, the Company announced on 30 January 2007 that it intended, subject to shareholders approval (subsequently granted) at the Company's Annual General Meeting in May 2007, to use substantially all of the proceeds realised to discharge late claims in cash for a further period of three years (to 31 August 2009), to fund good causes in the jurisdictions of the trust concerned or to enhance benefits for certain specific small policyholders of the Group's South African and Namibian life businesses.

The principal impact of the closure of these trusts was reflected in the 2006 Group Financial Statements. Income of £115 million was recognised by Old Mutual plc and expenses of £115 million were recognised by the Group's South Africa long-term business. The income related to the anticipated receipt of sales proceeds from the trusts. The expenses related to anticipated cost of the proposals to discharge the Group's obligations following the closure of the trusts. This item had no impact on the profit before tax or adjusted operating profit of the Group, and was excluded from the adjusted operating profit of Old Mutual plc and the Group's South Africa long-term business.

During 2007 payments of the proceeds have been made by the trusts to Old Mutual plc. These payments resulted in the realisation of foreign exchange losses. These losses amounted to £14 million in the year ended 31 December 2007. Furthermore, as a result of remeasurement of certain provisions for obligations established during 2006, an amount of £13 million has been released. Consistent with the treatment of the original sales proceeds and costs in 2006, these amounts have been excluded from adjusted operating profit.

4 Operating profit adjusting items continued

(viii) US Asset Management equity plans and minority interests

During 2007, US Asset Management has entered into a number of new long-term incentive arrangements with its asset management affiliates.

In accordance with IFRS requirements the cost of these schemes is disclosed as being attributable to minority interests. However, this is treated as a compensation expense in determining adjusted operating profit. The amount recognised in relation to this in 2007 was £11 million (2006: £nil).

During 2007 the Group has issued put options to employees as part of some of its US affiliate incentive schemes. The impact of revaluing these instruments is recognised in accordance with IFRS, but excluded from adjusted operating profit. As at 31 December 2007 these instruments were revalued, the impact of which was less than £1 million. At 31 December 2006 no such instruments existed.

(ix) Fair value gains on Group debt instruments

The significant widening of credit spreads in the second half of 2007 has led to a reduction in the market price of the Group's debt instruments. This decline in market price has resulted in a gain of £29 million being recorded in the Group's income statement for those instruments that are recorded at fair value.

In the directors' view, this gain is not reflective of the underlying performance of the Group and will reverse over time. The gain has therefore been excluded from adjusted operating profit.

5 Income tax expense

(i) Analysis of total income tax expense

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Current tax		
United Kingdom tax		
Corporation tax	436	61
Double tax relief	(399)	(26)
Overseas tax		
South Africa	379	239
United States	26	16
Europe	73	54
Secondary Tax on Companies (STC)	65	11
Prior year adjustments	(25)	(3)
Total current tax	555	352
Deferred tax		
Origination of temporary differences	(58)	213
Changes in tax rates/bases	(13)	–
Recognition of deferred tax assets	(5)	(2)
Total deferred tax	(76)	211
Total income tax expense	479	563

(ii) Reconciliation of total income tax expense

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Profit before tax	1,668	1,582
Tax at standard rate of 30% (2006: 30%)	500	474
Different tax rate or basis on overseas operations	(20)	(19)
Untaxed and low taxed income	(154)	(133)
Disallowable expenses	88	59
Net movement on deferred tax assets not recognised	(52)	19
STC	47	11
Income tax attributable to policyholder returns	51	173
Other	19	(21)
Total income tax expense	479	563

5 Income tax expense continued

(iii) Income tax on adjusted operating profit

		£m
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Income tax expense	**479**	563
Tax on adjusting items		
Impact of acquisition accounting	**65**	52
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**(10)**	8
Short-term fluctuations in investment return	**(40)**	(28)
Income tax attributable to policyholders returns	**(60)**	(239)
Secondary Tax on Companies (STC) on dividends paid	**(35)**	–
Tax on dividends declared to holders of perpetual preferred callable securities recognised in equity	**(9)**	(4)
Income tax on adjusted operating profit	**390**	352

6 Minority interests – Income statement

(i) Minority interests – ordinary shares

The minority interest charge to profit for the financial year has been calculated on the basis of the Group's effective ownership of the subsidiaries in which it does not own 100 per cent of the ordinary equity. The principal subsidiaries where a minority exists are the Group's banking and general insurance businesses in South Africa. For the year ended 31 December 2007 the minority interest attributable to ordinary shares was £224 million (2006: £207 million).

(ii) Minority interests – preferred securities

		£m
	At 31 December 2007	At 31 December 2006
R2,000 million non-cumulative preference shares	**13**	13
R792 million non-cumulative preference shares	**5**	5
R300 million non-cumulative preference shares	**1**	–
US$750 million cumulative preferred securities	**30**	32
R364 million non-cumulative preference shares	**1**	–
Minority interest – preferred securities	**50**	50

(iii) Minority interests – adjusted operating profit

The following table reconciles minority interests' share of profit for the financial year to minority interests' share of adjusted operating profit:

		£m
Reconciliation of minority interests share of profit for the financial year	Year ended 31 December 2007	Year ended 31 December 2006
The minority interest charge is analysed as follows:		
Minority interest – ordinary shares	**224**	207
Goodwill impairment and impact of acquisition accounting	**–**	11
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**–**	(7)
Short-term fluctuations in investment return	**–**	(9)
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	**29**	22
Income attributable to US Asset Management minority holdings	**(11)**	–
Minority interest share of adjusted operating profit	**242**	224

The Group uses revised weighted average effective ownership interests when calculating the minority interest applicable to the adjusted operating profit of its South Africa banking and general insurance businesses. This reflects the legal ownership of these businesses following the implementation for Black Economic Empowerment (BEE) schemes in 2005. In accordance with IFRS accounting rules the shares issued for BEE purposes are deemed to be, in substance, options. Therefore the effective ownership interest reflected in arriving at profit after tax in the consolidated income statement is lower than that applied in arriving at adjusted operating profit after tax. In 2007 the increase in adjusted operating profit attributable to minority interests as a result of this was £29 million (2006: £22 million).

7 Earnings and earnings per share

(i) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the financial year attributable to ordinary equity shareholders by the weighted average number of ordinary shares in issue during the year excluding own shares held in policyholder funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Profit for the financial year attributable to equity holders of the parent from continuing operations	929	781
Profit for the financial year attributable to equity holders of the parent from discontinued operations	43	55
Profit for the financial year attributable to equity holders of the parent	972	836
Dividends declared to holders of perpetual preferred callable securities	(31)	(35)
Profit attributable to ordinary equity holders	**941**	**801**

Total dividends declared to holders of perpetual preferred callable securities of £40 million in 2007 are stated net of tax credits of £9 million.

	Millions	
	Year ended 31 December 2007	Year ended 31 December 2006
Weighted average number of ordinary shares in issue	**5,492**	**5,339**
Shares held in charitable foundations	(20)	(19)
Shares held in ESOP trusts	(61)	(98)
Adjusted weighted average number of ordinary shares	**5,411**	**5,222**
Shares held in life funds	(282)	(292)
Shares held in Black Economic Empowerment trusts	(235)	(225)
Weighted average number of ordinary shares	**4,894**	**4,705**
Basic earnings per ordinary share from continuing operations (pence)	18.3	15.8
Basic earnings per ordinary share from discontinued operations (pence)	0.9	1.2
Basic earnings per ordinary share (pence)	**19.2**	**17.0**

Diluted earnings per share recognises the dilutive impact of share options held in ESOP trusts and Black Economic Empowerment trusts which are currently in the money in the calculation of the weighted average number of shares, as if the relevant shares were in issue for the full period.

	Millions	
	Year ended 31 December 2007	Year ended 31 December 2006
Weighted average number of ordinary shares	4,894	4,705
Adjustments for share options held by ESOP trusts	63	62
Adjustments for shares held in Black Economic Empowerment trusts	235	225
	5,192	4,992
Diluted earnings per ordinary share from continuing operations (pence)	17.3	15.0
Diluted earnings per ordinary share from discontinued operations (pence)	0.8	1.1
Diluted earnings per ordinary share (pence)	**18.1**	**16.1**

7 Earnings and earnings per share continued

(ii) Adjusted operating earnings per ordinary share

Adjusted operating earnings per ordinary share is determined based on adjusted operating profit. Adjusted operating profit represents the directors' view of the underlying performance of the Group. For long-term and general insurance business adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, revaluations of put options related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, income/(expense) from closure of unclaimed shares trusts and fair value gains on Group debt instruments.

The reconciliation of profit for the financial year to adjusted operating profit after tax attributable to ordinary equity holders is as follows:

			£m
Year ended 31 December 2007	**Continuing operations**	**Discontinued operations**	**Total**
Profit for the financial year attributable to equity holders of the parent	929	43	972
Adjusting items	(73)	7	(66)
Tax on adjusting items	29	(3)	26
Minority interest on adjusting items	(12)	(6)	(18)
Adjusted operating profit after tax attributable to ordinary equity holders	873	41	914
Adjusted weighted average number of ordinary shares – (millions)			5,411
Adjusted operating earnings per ordinary share – (pence)	16.1	0.8	16.9

			£m
Year ended 31 December 2006	Continuing operations	Discontinued operations	Total
Profit for the financial year attributable to equity holders of the parent	781	55	836
Adjusting items	34	(50)	(16)
Tax on adjusting items	(28)	15	(13)
Minority interest on adjusting items	(22)	5	(17)
Adjusted operating profit after tax attributable to ordinary equity holders	765	25	790
Adjusted weighted average number of ordinary shares – (millions)			5,222
Adjusted operating earnings per ordinary share – (pence)	14.6	0.5	15.1

8 Investment return (non-banking)

	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Interest and similar income		
Loans and advances	10	33
Investments and securities	1,559	1,482
Government and government-guaranteed securities	323	389
Other debt securities, preference shares and debentures	731	673
Pooled investments	57	49
Short-term funds and securities treated as investments	271	193
Other	177	178
Cash and cash equivalents	100	95
Total interest and similar income	1,669	1,610
Dividend income – investments and securities	377	494
Equity securities	334	475
Pooled investments	43	19
Rental income from investment property	57	62
Fair value gains and losses recognised in income	3,962	8,037
Investments and securities	3,732	8,112
Derivatives	(44)	(214)
Investment property	264	139
Other	10	–
Foreign currency gains/(losses)	6	(15)
Total investment return recognised in income	6,071	10,188

	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Included in interest and similar income above are the following amounts:		
Total interest income for assets not at fair value through profit or loss	620	824
The fair value gains and losses shown above are analysed according to their IAS 39 categorisations as follows:		
Held for trading (including derivatives)	48	(214)
Designated at fair value through profit or loss	3,685	8,128
Available for sale financial assets	(36)	(16)
Loans and receivables	1	–
Investment property	264	139
	3,962	8,037
Realised fair value gains and losses included in the above	5,928	4,560

The fair value gains/(losses) on available for sale financial assets shown above reflect the amount previously recognised as unrealised within the available-for-sale reserve in equity that have been recycled to the income statement on disposal of the particular assets.

9 Banking interest and similar income

	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Interest and similar income		
Loans and advances	2,942	2,203
Mortgage loans	1,531	1,121
Finance lease and instalment debtors	457	350
Credit cards	71	47
Bills and acceptances	7	10
Overdrafts	122	100
Term loans and other	754	575
Investments and securities	244	224
Government and government-guaranteed securities	137	119
Other debt securities, preference shares and debentures	107	103
Short-term funds and securities treated as investments	–	2
Cash and cash equivalents	4	–
Total interest and similar income	3,190	2,427

Included in banking interest and similar income above are the following amounts:		
Total interest income for assets not at fair value through profit or loss	2,880	2,114

10 Banking trading, investment and similar income

	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Dividend income – investments and securities	11	14
Equity securities	10	10
Pooled investments	1	4
Rental income from investment property	4	4
Exchange and other non-interest income	62	41
Derivative income	45	18
Exchange	–	3
Securities dealing	16	22
Fair value gains/(losses)	1	(2)
Net trading income	93	122
Foreign exchange	51	47
Debt securities	24	44
Equities	16	31
Other	2	–
Total banking trading, investment and similar income	170	181

The fair value gains and losses shown above are analysed according to their IAS 39 categorisations as follows:

	2007	2006
Held for trading (including derivatives)	(20)	45
Designated at fair value through profit or loss	20	(46)
Loans and receivables	1	(1)
	1	(2)
Realised fair value gains included in the above	47	75

11 Fee and commission income, and income from service activities

Year ended 31 December 2007	Long-term business	Asset management	Banking	Total £m
Fee and commission income	977	1,007	501	2,485
Transaction and performance fees	–	132	–	132
Change in deferred revenue	(139)	(21)	–	(160)
	838	1,118	501	2,457
Year ended 31 December 2006				
Fee and commission income	853	881	522	2,256
Transaction and performance fees	–	86	–	86
Change in deferred revenue	(133)	(38)	–	(171)
	720	929	522	2,171

The amounts shown above for asset management relate to fees earned on trust and fiduciary activities where the group holds or invests assets on behalf of its customers.

12 Finance costs

	Note	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Interest payable on borrowed funds		86	78
Senior debt and term loans		25	44
Subordinated debt		60	36
Other		1	(2)
Fair value gains and losses on borrowed funds		(37)	8
Borrowed funds		(29)	(7)
Derivative instruments		(8)	15
Foreign currency gains and losses on borrowed funds		–	–
Reserve movements relating to debt and derivative instruments		1	5
Total finance costs excluding banking activities		50	91
Finance costs from banking activities	13	68	71
Total interest expense included above for liabilities not at fair value through profit or loss		29	51

The fair value gains and losses shown above are analysed according to their IAS 39 categorisations as follows:

	2007	2006
Held for trading (including derivatives)	(8)	16
Designated at fair value through profit or loss	(29)	(7)
	(37)	9
Realised fair value gains and losses included in the above	–	–

13 Banking interest payable and similar expense

	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Amounts owed to bank depositors	1,854	1,321
Deposits and loan accounts	1,216	924
Current and savings accounts	203	100
Negotiable certificates of deposit	367	226
Long-term debt instruments	68	71
Other liabilities	199	140
Total interest payable and similar expenses	2,053	1,461
Total interest expense included above for liabilities not at fair value through profit or loss	1,723	1,421

14 Fee and commission expense, and other acquisition costs

Year ended 31 December 2007	Long-term business £m	Asset management £m	Total £m
Fees and commission expense	846	210	1,056
Changes in deferred acquisition costs	(457)	(32)	(489)
Other acquisition costs	68	15	83
	457	193	650
Year ended 31 December 2006			
Fees and commission expense	830	194	1,024
Changes in deferred acquisition costs	(464)	(46)	(510)
Other acquisition costs	78	–	78
	444	148	592

15 Other operating and administrative expenses

(i) Other operating and administrative expenses

	Note	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Staff costs	15(ii)	**1,573**	1,442
Depreciation		**72**	68
Software costs		**29**	7
Operating lease rentals – banking		**41**	47
Operating lease rentals – non-banking		**49**	38
Amortisation of intangibles		**340**	414
Impairment of goodwill		**3**	14

(ii) Staff costs

	Note	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Staff costs			
Wages and salaries		**971**	946
Social security costs		**52**	53
Retirement obligations			
Defined contribution plans		**45**	38
Defined benefit plans		**(3)**	–
Other retirement benefits		**4**	4
Bonus and incentive remuneration		**358**	292
Share-based payments			
Cash settled		**(2)**	25
Equity settled	42(ix)	**38**	32
Termination benefits		**3**	1
Long-term employee benefits		**4**	10
Other		**103**	41
		1,573	1,442

	Number	
The average number of persons employed by the Group during the year was:		
Long-term business	**20,188**	21,713
Banking	**26,314**	23,581
Asset management	**5,257**	5,028
General insurance (discontinued operations)	**2,723**	2,709
Other	**148**	121
	54,630	53,152

The discontinued operations operating and administrative expenses included in the above are as follows:

	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Staff costs	**68**	44
Depreciation	**5**	4
Software costs	**–**	3
Operating lease rentals – non-banking	**3**	3
Amortisation of intangibles	**3**	4
Impairment of goodwill	**3**	4

15 Other operating and administrative expenses continued

(iii) Fees to Group's auditors

Included in other operating expenses are fees paid to the Group's auditors. These can be categorised as follows:

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Fees for audit services		
Group	1.3	0.9
Subsidiaries	8.4	9.2
Pension schemes	0.3	0.1
Total audit fees	10.0	10.2
Fees for non-audit services		
Taxation	0.3	0.6
Information technology	–	0.1
Valuation and actuarial	0.7	0.2
Corporate finance transactions	0.1	0.2
Any other services provided by auditors	2.8	2.3
Total non-audit services	3.9	3.4
Total Group auditors' remuneration	13.9	13.6

In addition to the above, fees of £2.5 million (2006: £2.9 million) were payable to other auditors in respect of joint audit arrangements of Nedbank, the Group's banking subsidiary in South Africa.

The discontinued operations fees paid for audit services included in the above are £0.4 million (2006: £0.5million).

16 Acquisition of subsidiaries

The Company acquired control of Försäkringsaktiebolaget Skandia (publ) (Skandia) in January 2006 when it obtained 72.1 per cent of Skandia's shares. Further acceptances were received and settled on 17 February 2006 (17.4 per cent) and on 23 March 2006 (8.7 per cent). Following further permitted open market purchases, the Group's interest in Skandia was 98.8 per cent at 31 December 2006. The Company instigated a compulsory purchase of the remaining Skandia shares during 2007. These compulsory purchase proceedings are complete and as a result the Company owns 100% of Skandia.

Under the terms of the offer, consideration was paid to Skandia shareholders by way of a combination of cash and shares in Old Mutual plc. In total, cash consideration of £1,303 million has been paid of which £1,253 million was paid in 2006 and the remainder, in respect of the compulsory purchase programme, in 2007. The Company issued 1,389 million Old Mutual plc shares in 2006, with a fair value of £2,670 million.

Skandia has been consolidated in the Group Financial Statements of Old Mutual plc since 1 February 2006.

Total revenue and profit before tax for the year ended 31 December 2007 were £3,620 million and £115 million respectively (eleven months ended 31 December 2006: £5,148 million and £89 million). The total revenue and profit before tax for the twelve months ended 31 December 2006 were £5,309 million and £97 million, respectively.

The fair value of the consideration paid for Skandia is as follows:

	£m
	Year ended 31 December 2007
Cash paid	1,303
Fair value of 1,389 million Old Mutual plc shares issued, based on the published prices at applicable rates of exchange	2,670
Costs of acquisition	72
Total consideration	4,045

The acquisition of Skandia in exchange for the Group's ordinary shares meant that merger relief was applicable under section 131 of the Companies Act 1985. As a result £2,532 million was credited to the merger reserve in 2006 within the Company's balance sheet.

16 Acquisition of subsidiaries continued

The fair value of the assets and liabilities acquired was as follows:

£m

	Book value	Fair value and accounting policy adjustments	Acquired intangibles	Final fair values reported at 31 December 2007
Assets				
Intangible assets	52	(113)	3,036	2,975
Deferred acquisition costs (DAC)	1,422	(1,422)	–	–
Deferred tax assets	40	(5)	–	35
Other assets	39,366	(270)	–	39,096
Total assets	40,880	(1,810)	3,036	42,106
Liabilities				
Deferred revenue liability (DRL)	1,214	(1,214)	–	–
Provisions	89	136	–	225
Contingent liabilities	–	63	–	63
Deferred tax liabilities	234	(109)	500	625
Other liabilities	38,426	(18)	–	38,408
Total liabilities	39,963	(1,142)	500	39,321
Net assets acquired	917	(668)	2,536	2,785
Residual goodwill				1,260
Total consideration				4,045

Fair value and accounting policy adjustments as stated above include net adjustments of £559 million reflected in the 11 months from 1 February 2006 to 31 December 2006, and a further £109 million of adjustments reflected in January 2007. The adjustments identified during the year ended 31 December 2007 related to actuarial risk provisions and taxation, pensions and litigation liabilities identified subsequent to control passing from Skandia to the Group.

Other fair value adjustments principally comprised the de-recognition of DAC, DRL and related balances (including deferred tax impacts thereon) on the basis that these items had no fair value at acquisition.

The remaining fair value and accounting policy adjustments related to the de-recognition of goodwill shown in Skandia's balance sheet, recognition at fair value of certain assets and liabilities previously recorded at amortised cost and other adjustments to reflect up to date estimates in respect of certain litigation issues and tax, including the recognition of certain contingencies.

Separately identifiable intangible assets have been valued at £3,036 million, using estimated post-tax cash flows and post-tax discount rates. This represents the value of Skandia PVIF, distribution networks, non-life customer relationship, and brand. No other intangibles were identified which were capable of reliable measurement. A deferred tax liability of £500 million was provided for in respect of these intangible assets, based on the tax rates applicable in the various territories, on the grounds that the assets had no tax base, thereby creating temporary differences on which deferred tax must be provided.

The useful economic lives of the PVIF and other intangibles have been assessed, taking into account factors such as the usage of the asset, life cycles, obsolescence, maintenance, and period of control over the asset. PVIF and other intangible assets are amortised over a period of between 10 and 20 years. Related deferred tax liabilities are amortised in line with the amortisation of the particular intangible asset.

The final residual goodwill of £1,260 million represents the value of the Skandia workforce and synergies, both from increased revenues and reduced costs which are expected to arise across the Skandia business and within the UK life assurance operations as a result of the acquisition. It also represents the value of new business growth and other customer intangible assets that cannot be reliably measured.

17 Goodwill and other intangible assets

£m

At 31 December	Goodwill 2007	2006	Present value of acquired in-force business 2007	2006	Software development costs 2007	2006	Other intangible assets 2007	2006	Total 2007	2006
Cost										
Balance at beginning of the year	2,559	1,451	2,543	288	358	355	758	–	6,218	2,094
Acquisitions through business combinations	122	1,338	101	2,289	1	38	15	755	239	4,420
Additions	–	–	–	–	90	56	4	2	94	58
Foreign exchange and other movements	127	(220)	92	(34)	3	(72)	27	1	249	(325)
Disposals or retirements	(26)	(10)	–	–	(2)	(19)	–	–	(28)	(29)
Transfer to Assets Held-for-Sale	(20)	–	–	–	(27)	–	–	–	(47)	–
Balance at end of the year	2,762	2,559	2,736	2,543	423	358	804	758	6,725	6,218
Amortisation and impairment losses										
Balance at beginning of the year	(130)	(161)	(431)	(159)	(222)	(204)	(68)	–	(851)	(524)
Amortisation charge for the year	–	–	(283)	(303)	(48)	(46)	(70)	(65)	(401)	(414)
Impairment losses charged for the year	–	(8)	–	–	(1)	(6)	(1)	–	(2)	(14)
Foreign exchange and other movements	(10)	39	(14)	31	(5)	21	(5)	(3)	(34)	88
Disposals or retirements	–	–	–	–	1	13	–	–	1	13
Transfer to Assets Held-for-Sale	7	–	–	–	14	–	–	–	21	–
Balance at end of the year	(133)	(130)	(728)	(431)	(261)	(222)	(144)	(68)	(1,266)	(851)
Carrying amount										
Balance at beginning of the year	2,429	1,290	2,112	129	136	151	690	–	5,367	1,570
Balance at end of the year	2,629	2,429	2,008	2,112	162	136	660	690	5,459	5,367

The majority of other intangible assets comprise distribution channels, customer relationships and brands associated with the Skandia business acquired during the previous financial year.

Goodwill arising on acquisitions through business combinations is principally £51 million with respect to various acquisitions by the Group's United States Asset Management business, £70 million relating to the purchase of additional interests in the Group's South Africa Banking business, £1 million relating to various other small acquisitions.

Goodwill impairment charge

The goodwill impairment charge for the year ended 31 December 2007 was nil (2006: £8 million).

Impairment tests for goodwill

Goodwill arising on acquisition is reviewed for each cash generating unit (CGU) and the recoverable amounts are determined from value in use or net selling price calculations. An impairment to goodwill is made where the recoverable amount is less than the carrying value.

The key assumptions used in the determination of the recoverable amount are outlined below by segment:

Europe

The CGUs are the geographical areas, UK, Nordic and ELAM. In determining the total recoverable amount for each CGU the following assumptions are used:

Long-term business

Shareholders' recoverable amount of the long-term business is determined using embedded value methodology plus a multiple of the value of new business (VNB). Embedded value represents the shareholders' interest in the long-term business and is calculated in accordance with the European Embedded Value (EEV) principles. The VNB represents the present value of future profits from new business.

The EEV and VNB are actuarially determined, based on business plans approved by management covering a three year period. Projections beyond that date have been extrapolated using a conservative inflation based growth assumption. The methodology and significant assumptions underlying the determination of EEV and VNB are disclosed in the supplementary information shown on pages 242 and 254 to 258. The valuation includes the expected synergies arising from the acquisition. The valuation multiple applied to the VNB has been determined by reference to recent market multiples applied in similar transactions of similar businesses.

17 Goodwill and other intangible assets continued

Other business

The asset management business recoverable amount has been determined under the value-in-use methodology, based on projected cash flows. The cash flows are based on the business plans approved by management for the next three years and extrapolated using the same inflation based growth rate as under EEV. The assumptions underlying the business plan include market share, sales growth, investment performance and expected synergies arising from the acquisition. The risk free rates of return are the same as in the EEV calculations. The discount rate applied is based on the cost of equity. The equity market risk premium is determined by references to market valuation models.

The banking business has been valued based on a multiple of earnings, with comparison to recent similar transactions and market valuations.

North America

Goodwill attributable to North America relates to the acquisition of the US Life business and US Asset Management. As for Europe, the recoverable amount of the long-term business is determined as the EEV plus a multiple of the value of new business. The methodology and assumptions underlying the EEV and VNB are disclosed on pages 242 and 254 to 258. The multiples are determined by reference to recent market transactions and valuation models. The recoverable amount of the asset management business is determined under the value-in-use methodology. Projected cash flows are based on three year business plans approved by management, with extrapolation for two further years using a 6 per cent growth rate. The discount rate applied to these projected future cash flows is 14 per cent.

Africa

The goodwill for South Africa primarily relates to the banking business. The recoverable amount for the banking business is determined based on the value-in-use methodology. The calculation uses cash flow projections from business plans for the forthcoming three years which are then extrapolated for two further years. Extrapolation is achieved using a long-term growth rate which varies between 3 and 5 per cent. The risk adjusted discount rate is approximately 12.5 per cent.

Goodwill by cash generating unit

The following table is an analysis of the goodwill, net of amortisation and impairment losses by principal cash generating units:

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
US Asset Management	**932**	923
US Life	**57**	58
African banking	**318**	233
UK	**639**	587
Nordic region	**196**	173
Europe and Latin America	**436**	370
Other	**51**	85
Goodwill, net of impairment losses	**2,629**	2,429

Goodwill and other intangible assets by segment

At 31 December 2007	**South Africa**	**United States**	**Europe**	**Other**	**Total £m**
Goodwill and intangible assets, net of amortisation and impairment losses	**448**	**1,141**	**3,839**	**31**	**5,459**
Amortisation	**37**	**24**	**340**	**–**	**401**
Impairment losses	**1**	**–**	**1**	**–**	**2**

At 31 December 2006	South Africa	United States	Europe	Other	Total £m
Goodwill and intangible assets, net of amortisation and impairment losses	384	1,092	3,826	65	5,367
Amortisation	42	14	358	–	414
Impairment losses	14	–	–	–	14

18 Property, plant and equipment

£m

	Land		Buildings		Plant and equipment		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Gross carrying amount								
Balance at beginning of the year	53	63	290	331	514	507	857	901
Additions	3	1	4	5	108	93	115	99
Additions from business combinations	–	2	1	14	–	75	1	91
Increase arising from revaluation	17	3	87	25	–	–	104	28
Disposals	–	(2)	(20)	(5)	(43)	(54)	(63)	(61)
Foreign exchange and other movements	1	(14)	5	(80)	2	(107)	8	(201)
Transfer to non-current assets held-for-sale	(1)	–	(7)	–	(34)	–	(42)	–
Balance at end of the year	73	53	360	290	547	514	980	857
Accumulated depreciation and impairment losses								
Balance at beginning of the year	–	–	(13)	(6)	(345)	(357)	(358)	(363)
Depreciation charge for the year	–	–	(8)	(8)	(65)	(60)	(73)	(68)
Disposals	–	–	4	1	30	42	34	43
Foreign exchange and other movements	–	–	6	–	(4)	30	2	30
Transfer to non-current assets held-for-sale	–	–	1	–	22	–	23	–
Balance at end of the year	–	–	(10)	(13)	(362)	(345)	(372)	(358)
Carrying amount								
Balance at beginning of the year	53	63	277	325	169	150	499	538
Balance at end of the year	73	53	350	277	185	169	608	499

The carrying value of property, plant and equipment leased to third parties under operating leases, included in the above is £28 million (2006: £20 million) and comprises land of £4 million (2006: £3 million) and buildings of £24 million (2006: £17 million).

There are no restrictions on property, plant and equipment title as a result of security pledges and no contractual commitments for the acquisition of plant, property and equipment.

The revaluation of land and buildings relates to the South Africa long-term business, £2 million and £67 million respectively, the South Africa banking business, £15 million and £20 million respectively. For long-term business, land and buildings are valued as at 31 December each year by internal professional valuers and external valuations are obtained once every three years. External professional valuers are used for the banking business. For both businesses the valuation methodology adopted is dependent upon the nature of the property. Income generating assets are valued using discounted cash flows and vacant land and property are valued according to sales of comparable properties. The carrying value that would have been recognised had the land and buildings been carried under the cost model would be £19 million (2006: £19 million) and £92million (2006: £92 million) respectively for the African long-term business and £13 million (2006: £15 million) and £86 million (2006: £97 million) for the African banking business respectively.

Capital expenditure and depreciation by segment

£m

At 31 December 2007	South Africa	United States	Europe	Other	Total
Capital expenditure, net of depreciation	544	17	39	8	608
Depreciation	54	6	13	–	73

£m

At 31 December 2006	South Africa	United States	Europe	Other	Total
Capital expenditure, net of depreciation	450	14	28	7	499
Depreciation	51	5	12	–	68

19 Investment property

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Balance at beginning of the year	**1,149**	847
Additions	**50**	1
Additions from business combinations	**–**	2
Disposals	**(12)**	3
Net gain from fair value adjustments	**264**	139
Foreign exchange and other movements	**28**	157
Balance at end of the year	**1,479**	1,149

In 2007 additions of £49 million (2006: £1 million) related to Africa long-term business and £1 million (2006: nil) related to Africa banking business. Of the net gain arising from fair value adjustments on investment properties, £263 million (2006: £137 million) related to Africa long-term business and £1 million (2006: £2 million) related to Africa banking business.

The fair value of investment property leased to third parties under operating leases is as follows:

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Freehold	**1,471**	1,142
Long leaseholds	**–**	–
Short leaseholds	**8**	7
	1,479	1,149
Rental income from investment property	**80**	87
Direct operating expense arising from investment property that generated rental income	**(25)**	(21)
	55	66

The carrying amount of investment property is the fair value of the property as determined by a registered independent valuer at least every three years, and annually by locally qualified staff, having an appropriate recognised professional qualification and recent experience in the location and category of the property being valued. Fair values are determined having regard to recent market transactions for similar properties in the same location as the Group's investment property. The Group's current lease arrangements, which are entered into on an arm's length basis and which are comparable to those for similar properties in the same location, are taken into account.

Of the total investment property of £1,479 million (2006: £1,149 million), £1,117 million (2006: £802 million) is attributable to South Africa and £362 million (2006: £347 million) to Europe.

20 Operating lease arrangements

(i) The Group as lessee

	£m	
Minimum lease payments under operating leases recognised as an expense in the year	**Year ended 31 December 2007**	Year ended 31 December 2006
Banking	**46**	39
Non-banking	**30**	27
Minimum lease payments	**76**	66

	£m					
Outstanding commitments under non-cancellable operating leases, fall due as follows:	**Year ended 31 December 2007**			Year ended 31 December 2006		
	Banking	**Non-Banking**	**Total**	Banking	Non-Banking	Total
Within one year	**56**	**32**	**88**	45	26	71
In the second to fifth years inclusive	**281**	**105**	**386**	234	90	324
After five years	**262**	**35**	**297**	236	48	284
	599	**172**	**771**	515	164	679

Operating lease payments principally represent rentals payable by the Group for the rental of buildings and equipment.

20 Operating lease arrangements continued

(ii) The Group as lessor

Assets subject to operating leases	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Land	4	3
Buildings	24	17
Investment property	1,479	1,149
	1,507	1,169

Future minimum lease payments of contracts with tenants	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Within one year	51	46
In the second to fifth years inclusive	129	115
After five years	41	32
	221	193

21 Deferred tax assets and liabilities

Deferred income taxes are calculated on all temporary differences at the tax rate applicable to the jurisdiction in which the timing differences arise.

(i) Deferred tax assets

The movement on the deferred tax assets account is as follows:

£m

	1 January 2007	Income statement (charge)/ credit	(Charged)/ credited to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2007
Insurance funds	125	(57)	–	–	3	71
Tax losses carried forward	337	(231)	–	–	33	139
Accelerated capital allowances	42	–	–	–	(2)	40
Available for sale securities	–	–	50	–	(3)	47
Other temporary differences	7	322	7	7	13	356
Netted against liabilities	–	(102)	–	–	(21)	(123)
Deferred fee income	–	86	–	–	67	153
	511	18	57	7	90	683

£m

	1 January 2006	Income statement (charge)/ credit	(Charged)/ credited to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2006
Insurance funds	186	(32)	–	–	(29)	125
Tax losses carried forward	241	138	–	2	(44)	337
Accelerated capital allowances	95	(44)	–	–	(9)	42
Available for sale securities	(4)	–	–	–	4	–
Other temporary differences	(60)	45	(8)	23	7	7
	458	107	(8)	25	(71)	511

21 Deferred tax assets and liabilities continued

(i) Deferred tax assets continued

Deferred tax assets are recognised for tax losses carried forward only to the extent that realisation of the related tax benefit is probable. The amounts for which no deferred tax asset has been recognised comprise:

£m

	31 December 2007		31 December 2006	
	Gross amount	Tax	Gross amount	Tax
Unrelieved tax losses				
Expiring within one year	–	–	39	2
Expiring in the second to fifth years inclusive	262	17	75	4
Expiring after five years	825	177	1,039	244
Accelerated capital allowances	19	6	25	19
Other timing differences	207	68	200	73
	1,313	268	1,378	342

(ii) Deferred tax liabilities

The movement on the deferred tax liabilities account is as follows:

£m

	1 January 2007	Income statement charge/ (credit)	Charged/ (credited) to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2007
Accelerated tax depreciation	5	15	–	–	5	25
Deferred acquisition costs	338	142	27	–	27	534
Leasing	173	(91)	–	–	(2)	80
PVIF	311	(63)	–	–	8	256
Other acquired intangibles	109	(11)	–	–	5	103
Available for sale securities	4	–	(4)	–	–	–
Other temporary differences	453	91	–	(1)	(114)	429
Policyholder Tax	–	(45)	–	–	154	109
Netted against assets	–	(102)	–	–	(21)	(123)
	1,393	(64)	23	(1)	62	1,413

£m

	1 January 2006	Income statement charge/ (credit)	Charged/ (credited) to equity	Acquisition/ disposals of subsidiaries	Foreign exchange and other movements	31 December 2006
Accelerated tax depreciation	2	2	–	–	1	5
Deferred acquisition costs	302	63	15	–	(42)	338
Leasing	157	30	–	–	(14)	173
PVIF	–	(62)	–	375	(2)	311
Other acquired intangibles	–	(9)	–	119	(1)	109
Available for sale securities	18	13	(26)	–	(1)	4
Other temporary differences	132	274	(11)	99	(41)	453
	611	311	(22)	593	(100)	1,393

As the Group is able to control the reversal of temporary differences in respect of investments in subsidiaries, branches, associates and JVs and it is probable that these temporary differences will not reverse in the foreseeable future, there is no need to provide for the associated deferred tax liabilities. The aggregate amount of temporary differences on which further tax might be due if these temporary differences reversed would be estimated at £2.2 billion (2006: £1.6 billion).

The figures shown above take into account the proposed reduction in corporation tax rates in Germany and the UK.

22 Investments in associated undertakings

(i) Investments in associated undertakings

The Group's investments in associated undertakings accounted for under the equity method are as follows:

At 31 December 2007	Country of operation	% interest held	Carrying value £m	Group share of profit/(loss) £m
Acturis Ltd	United Kingdom	53%	1	–
Clidet No. 638 (Pty) Ltd	Republic of South Africa	49%	16	–
G & C Shelf 31 (Pty) Ltd	Republic of South Africa	40%	3	–
Kotak Mahindra Old Mutual Life Insurance Ltd	India	26%	25	(3)
Masingita Property Investment Holdings	Republic of South Africa	35%	2	–
Visigro Investments (Pty) Ltd	Republic of South Africa	30%	4	–
Odyssey Developments (Pty) Ltd	Republic of South Africa	49%	8	–
All other associated undertakings			22	2
			81	(1)

All of the above investments in associated undertakings are unlisted. All investments in associated undertakings are equity accounted using financial information as at 31 December 2007. The Group's holding in Acturis Ltd is non-voting preference shares. Consequently as the Group does not have control in Acturis Ltd this Company has not been consolidated.

At 31 December 2006	Country of operation	% interest held	Carrying value £m	Group share of profit/(loss) £m
Acturis Ltd	United Kingdom	53%	1	–
Clidet No. 638 (Pty) Ltd	Republic of South Africa	49%	12	–
G & C Shelf 31 (Pty) Ltd	Republic of South Africa	40%	6	–
Kimberley Clark	Republic of South Africa	50%	19	2
Kotak Mahindra Old Mutual Life Insurance Ltd	India	26%	12	(6)
Masingita Property Investment Holdings	Republic of South Africa	35%	2	–
Visigro Investments (Pty) Ltd	Republic of South Africa	30%	2	–
Whirlprops 33 (Pty) Ltd	Republic of South Africa	49%	4	3
SA Retail Properties Ltd	Republic of South Africa	17%	4	–
All other associated undertakings			21	7
			83	6

All of the above investments in associated undertakings are unlisted.

(ii) Aggregate financial information of investments in associated undertakings

The aggregate financial information for all investments in associated undertakings is as follows:

£m	Year ended 31 December 2007	Year ended 31 December 2006
Total assets	428	301
Total liabilities	353	263
Total revenues	125	80
Net (loss)/profit after tax	(1)	6

22 Investments in associated undertakings continued

(iii) Aggregate Group investment in associated undertakings continued

The aggregate amounts for the Group's investment in associated undertakings are as follows:

£m	Year ended 31 December 2007	Year ended 31 December 2006
Balance at beginning of the year	83	93
Additions from business combinations	–	6
Net additions/(disposals) of investment in associated undertakings	8	(13)
Share of (loss)/profit after tax	(1)	6
Dividends paid	(8)	(9)
Foreign exchange and other movements	(1)	–
Balance at end of the year	81	83

The Group has no significant investments which are accounted for as investment in associated undertakings, for which it owns less than 20 per cent of the ordinary share capital.

(iv) Other Group holdings

The above does not include companies whereby the Group has a holding of more than 20 per cent, but does not have significant influence over these companies by virtue of the Group not having any direct involvement in decision making or the other owners possessing veto rights.

(v) Contingent liabilities

The Group is severally liable for the contingent liabilities relating to investments in associated undertakings of £2 million (2006: £2 million).

23 Deferred acquisition costs

Year end 31 December 2007 (£m)	Insurance contracts	Investment contracts	Asset management	Total
Balance at beginning of the year	1,103	401	74	1,578
Acquisition cost deferred on inwards business	364	357	67	788
Amortisation	(108)	(58)	(35)	(201)
Foreign exchange and other movements	70	17	8	95
Transfer to assets held-for-sale	(7)	–	–	(7)
Balance at end of the year	1,422	717	114	2,253

Year end 31 December 2006 (£m)	Insurance contracts	Investment contracts	Asset management	Total
Balance at beginning of the year	936	121	32	1,089
Acquisition cost deferred on inwards business	378	308	57	743
Additions from business combinations	–	–	4	4
Amortisation	(115)	(15)	(11)	(141)
Foreign exchange and other movements	(96)	(13)	(8)	(117)
Balance at end of the year	1,103	401	74	1,578

24 Long-term and general business policyholder liabilities

£m

	Gross	Reinsurance	At 31 December 2007 Net	Gross	Reinsurance	At 31 December 2006 Restated Net
Long-term business policyholder liabilities						
Insurance contracts	23,637	(727)	22,910	21,877	(717)	21,160
Investment contracts						
Unit-linked investment contracts and similar contracts	52,171	(636)	51,535	45,826	(552)	45,274
Other investment contracts	1,574	–	1,574	1,512	–	1,512
Discretionary participating investment contracts	6,404	–	6,404	5,690	–	5,690
Outstanding claims	465	(31)	434	360	(45)	315
	84,251	(1,394)	82,857	75,265	(1,314)	73,951
General insurance liabilities						
Claims incurred but not reported	–	–	–	40	(6)	34
Unearned premiums	–	–	–	66	(18)	48
Outstanding claims	–	–	–	159	(33)	126
	–	–	–	265	(57)	208
	84,251	(1,394)	82,857	75,530	(1,371)	74,159

Of the £1,394 million (2006: £1,371 million) included in reinsurer's share of long-term and general insurance policy liabilities is an amount of £682 million (2006: £743 million) which is classified as current, the remainder being non-current.

Of the £213 million (2006: £247 million) included in deposits held with reinsurers £183 million (2006: £218 million) is classified as current, the remainder being non-current.

Movements in the amounts outstanding in respect of long-term business policyholder liabilities, other than outstanding claims, are set out below.

(i) Insurance contracts

£m

	Gross	Reinsurance	Year ended 31 December 2007 Net	Gross	Reinsurance	Year ended 31 December 2006 Net
Balance at beginning of the year	21,877	(717)	21,160	22,655	(376)	22,279
Additions from business combinations	–	–	–	1,149	(68)	1,081
Income						
Premium income	4,107	(128)	3,979	4,216	(127)	4,089
Investment income	1,805	–	1,805	3,066	–	3,066
Other income	13	–	13	10	(362)	(352)
Expenses						
Claims and policy benefits	(3,479)	111	(3,368)	(2,845)	118	(2,727)
Operating expenses	(274)	–	(274)	(743)	24	(719)
Currency translation loss	(33)	10	(23)	(4,686)	68	(4,618)
Other charges and transfers	(160)	(10)	(170)	(690)	–	(690)
Taxation	(29)	–	(29)	(53)	–	(53)
Transfer from/(to) operating profit	(190)	7	(183)	(202)	6	(196)
Balance at end of the year	23,637	(727)	22,910	21,877	(717)	21,160

24 Long-term and general business policyholder liabilities continued

(ii) Unit-linked investment contracts and similar contracts, and other investment contracts

£m	Year ended 31 December 2007	Year ended 31 December 2006
Balance at beginning of the year	**47,338**	9,659
Additions from business combinations	–	31,651
New contributions received	**9,942**	9,588
Maturities	**(729)**	(694)
Withdrawals/surrenders	**(5,305)**	(4,196)
Fair value movements	**455**	2,877
Foreign exchange and other movements	**2,044**	(1,547)
Balance at end of the year	**53,745**	47,338

(iii) Discretionary participating investment contracts

£m	Year ended 31 December 2007	Year ended 31 December 2006
Balance at beginning of the year	**5,690**	6,230
Income		
Premium income	**515**	445
Investment income	**818**	1,419
Currency translation gains/(losses)	**54**	(1,337)
Other income	**15**	–
	1,402	527
Expenses		
Claims and policy benefits	**(535)**	(895)
Operating expenses	**(56)**	(62)
Other charges and transfers	**(31)**	(26)
Taxation	**(6)**	(18)
	(628)	(1,001)
Transfer to operating profit	**(60)**	(66)
Balance at end of the year	**6,404**	5,690

A maturity analysis of long-term and general insurance policyholder liabilities is shown in the following table:

£m		Undiscounted cash flows					
At 31 December 2007	Balance sheet amount	Less than 3 months	More than 3 months less than 1 year	Between 1 and 5 years	More than 5 years	No contractual maturity date	Total
Long-term business							
Insurance contracts	23,637	495	2,489	12,475	29,422	3	44,884
Investment contracts							
Unit-linked investment contracts and similar contracts	52,171	46,171	364	947	5,133	1	52,616
Other investment contracts	1,574	433	129	578	1,001	–	2,141
Discretionary participating investment contracts	6,404	5,638	3	15	42	–	5,698
Outstanding claims	465	332	47	27	66	1	473
	84,251	53,069	3,032	14,042	35,664	5	105,812

24 Long-term and general business policyholder liabilities continued

(iii) Discretionary participating investment contracts continued

£m

At 31 December 2006	Balance sheet amount	Undiscounted cash flows: Less than 3 months	More than 3 months less than 1 year	Between 1 and 5 years	More than 5 years	No contractual maturity date	Total
Long-term business							
Insurance contracts	21,877	826	2,248	11,146	27,895	386	42,501
Investment contracts							
Unit-linked investment contracts and similar contracts	45,826	46,168	15	29	114	–	46,326
Other investment contracts	1,512	40	131	572	935	–	1,678
Discretionary participating investment contracts	5,690	4,569	5	38	119	–	4,731
Outstanding claims	360	279	12	34	38	–	363
General insurance liabilities							
Claims incurred but not reported	40	19	15	6	–	–	40
Unearned premiums	66	31	25	10	–	–	66
Outstanding claims	159	111	40	8	–	–	159
	75,530	52,043	2,491	11,843	29,101	386	95,864

Insurance contract provisions are calculated based upon assumptions determined in accordance with local accounting requirements. As described in the accounting policies, these vary significantly between geographies and are therefore discussed separately below.

South Africa

In the calculation of liabilities, provision has been made for:

> the best estimate of future experience, as described below; plus
> the compulsory margins as set out in the Actuarial Society of South Africa professional guidance notes; plus
> discretionary margins reflecting mainly the excess of capital charges over the compulsory investment margin of 0.25 per cent for policies that are valued prospectively. These discretionary margins cause capital charges to be included in operating profits as they are charged and ensure that profits are released appropriately over the term of each policy.

Other discretionary margins, mainly held to cover:

> mortality and investment return margins for Group Schemes funeral policies, due to the additional risk associated with this business, and to ensure that profit is released appropriately over the term of the policies;
> expense margins in the pricing basis for Employee Benefits annuities;
> profit margins on Employee Benefits non-profit annuities to ensure that profit is released appropriately over the life of the policies;
> mortality margins on Individual Business life policies, accidental death supplementary benefits and disability supplementary benefits, due to uncertainty about future experience;
> margins on certain Individual Business non-profit annuities, due to the inability to fully match assets to liabilities as a result of the limited availability of long-dated bonds;
> interest margins on Employee Benefits PHI claims in payment due to the inability to fully match assets to liabilities as a result of the high rate of change in the portfolio (high volume of new claimants and terminations); and
> investment guarantee reserves calculated on a market-consistent basis because they are very sensitive to market interest rates in particular.

Liabilities include provisions to meet financial options and guarantees on a market-consistent basis, and make due allowance for potential lapses and surrenders, based on levels recently experienced. Mortality and disability rates assumed are consistent with Old Mutual's recent experience, or expected future experience if this would result in a higher liability. In particular, allowance has been made for the expected deterioration in assured lives experience due to HIV/AIDS, and for the expected improvement in annuitant mortality.

24 Long-term and general business policyholder liabilities continued

(iii) Discretionary participating investment contracts continued

The provision for expenses (before allowing for margins) starts at a level consistent with recent experience and allows for an escalation thereafter.

The future gross investment returns by major asset categories and expense inflation (excluding margins) assumed for South Africa insurance business are as follows:

	At 31 December 2007	At 31 December 2006
Fixed interest securities	**8.5%**	8.0%
Cash	**6.5%**	6.0%
Equities	**12.0%**	11.5%
Properties	**10.0%**	9.5%
Future expense inflation	**5.5%**[1]	5.0%[1]

1 7.5% (2006: 7%) for Individual Business administered on old platforms and 6.5% (2006: 6%) for Group Schemes business.

For non-profit annuities, liabilities are determined by calculating the present value of projected future benefits and expenses, valued using current fixed-interest yields or swap curve yields.

Assumptions are based upon experience as analysed in the following investigations:

Type of business	Type of investigation	Period of investigation
Individual Business	Flexi business mortality	2003 to 2006
	Conventional business mortality	1999 to 2000
	Annuitant mortality	2001 to 2004
	Dread disease	2000 to 2002
	Disability	2000 to 2002
	Persistency	2006
Group Schemes	Mortality	2006
	Persistency	2007
Employee Benefits	Annuitant mortality	2000 to 2004
	Group assurance	Ongoing for the purpose of setting scheme rates
All	Expenses	Reviewed on an annual basis

There were various changes to valuation assumptions, which have resulted in a net increase in the value of insurance contract provisions of £22 million as at 31 December 2007, with a corresponding reduction in profit before tax of the same amount. The most significant item was a £60 million increase (including a discretionary margin) in the reserve for investment guarantees which has been calculated on a market-consistent basis for the first time. The basis for terminations and alterations was strengthened by £10 million leading to an increase in liabilities. Lower assured lives mortality and a reduction in retail maintenance expenses reduced the value of liabilities by £21 million and £11 million respectively. Various methodology changes reduced the value of liabilities by £12 million.

24 Long-term and general business policyholder liabilities continued

(iii) Discretionary participating investment contracts continued
United States

Insurance contract provisions and Deferred Acquisition Costs (DAC) balances for traditional insurance products with fixed premiums and benefits (measured according to FAS 60 under US GAAP) are calculated using mortality, lapse, expense and discount assumptions as at inception of the contract. These assumptions are determined based on management's best estimate, reflecting actual and expected experience, and also include provision for adverse deviation. The assumptions are locked in as of the date of issue, and are revised only where liability adequacy testing based on current best estimate assumptions results in loss recognition.

For insurance products with flexible premiums or benefits (measured according to FAS 97 under US GAAP), the account value is held as the base insurance contract provision, and the assumptions below are therefore not applicable. DAC balances, and additional reserves held for items including lapse guarantees, persistency bonuses and gains followed by losses, utilise best estimate assumptions as of the valuation date.

Mortality rates vary by gender and issue age; lapse rates vary by issue age and duration.

Reserves for life contingent payout annuities are accumulated using the effective interest rate, which is the rate that discounts future liability cash flows back to the gross premium less transaction costs. All other FAS 60 products use a discount rate based on best estimate of future yields at policy inception.

Best estimate assumptions as of December 2007 reflect experience as analysed in the following investigations:

Assumption	Period of investigation
Mortality rates – assurance	1994 to 2006
Mortality rates – annuities	2004 to 2006
Lapse rates	1996 to 2006
Expenses	2005

Europe

Insurance contract provisions for the Group's Europe long-term business are limited, and principally comprise technical provisions for pure disability and death benefit cover sold in the United Kingdom and Sweden, together with death benefit risk cover in respect of unit-linked assurance products.

25 Loans and advances

(i) Summary

	Notes	£m At 31 December 2007	£m At 31 December 2006 Restated
Home loans		**12,082**	9,780
Commercial mortgages		**4,415**	3,392
Properties in possession		**23**	10
Credit cards		**541**	391
Overdrafts		**990**	1,075
Policyholder loans		**204**	192
Other loans to clients		**4,727**	4,839
Preference shares and debentures		**689**	500
Net finance leases and instalment debtors		**3,866**	3,468
Gross investment		**4,267**	3,741
Unearned finance charges		**(401)**	(273)
Factoring accounts		**36**	61
Trade, other bills and bankers' acceptances		**135**	309
Term loans		**2,988**	2,301
Remittances in transit		**14**	12
Deposits placed under reverse purchase agreements		**429**	490
Gross loans and advances		**31,139**	26,820
Less provisions for impairment of advances			
Specific provisions	31	**(322)**	(277)
Portfolio provision	31	**(130)**	(105)
Total net loans and advances		**30,687**	26,438

Non-performing loans included above had a book value less impairment provisions of £487 million (2006: £310 million).

25 Loans and advances continued

(i) Summary continued

Impairment provisions in respect of loans and advances is established when there is objective evidence that a loan or group of loans is impaired, including observable data that come to the attention of the Group about the following loss events:

> significant financial difficulty of the borrower;
> a breach of contract, such as a default or delinquency in interest or principal payments;
> the Group, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the Group would not otherwise consider;
> it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;
> the disappearance of an active market for that asset because of financial difficulties; or
> observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of loan assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual loans, including:
  – adverse changes in the payment status of borrowers in the group of loans; or
  – national or local economic conditions that correlate with defaults on the assets in the group of loans.

Of the loans and advances shown above, £10,110 million (2006: £8,731 million) is receivable within one year of the balance sheet date and is regarded as current. £20,577 million (2006: £17,707 million) is regarded as non-current based on the maturity profile of the assets.

The specific provisions for impairment at 31 December 2007 included £296 million (2006: £256 million) relating to non-performing loans and advances made by the banking business.

(ii) Finance lease and instalment debtors

				£m
	Minimum lease payments receivable		Present value of minimum lease payments receivable	
Amounts receivable under finance leases	**At 31 December 2007**	At 31 December 2006 Restated	**At 31 December 2007**	At 31 December 2006 Restated
Within one year	**828**	726	**748**	669
In the second to fifth years inclusive	**3,165**	2,990	**2,869**	2,776
After five years	**274**	25	**249**	23
	4,267	3,741	**3,866**	3,468
Less: unearned finance income	**(401)**	(273)	**–**	–
Present value of minimum lease payments receivable	**3,866**	3,468	**3,866**	3,468

The accumulated allowance for uncollectable minimum lease payments receivable is £131 million (2006: £69 million).

26 Investments and securities

		£m
	At 31 December 2007	At 31 December 2006 Restated
Government and government-guaranteed securities	**7,234**	8,669
Other debt securities, preference shares and debentures		
Listed	**12,621**	11,414
Unlisted	**4,281**	2,832
Equity securities		
Listed	**21,361**	21,432
Unlisted	**1,015**	704
Pooled investments		
Listed	**7,122**	2,465
Unlisted	**33,069**	30,846
Short-term funds and securities treated as investments	**3,342**	3,307
Other	**175**	246
Total investments and securities	**90,220**	81,915

Investments and securities are regarded as current and non-current assets based on the intention with which the financial assets are held as well as their contractual maturity profile. Of the amounts shown above, £42,754 million (2006: £33,987 million) is regarded as current and £47,466 million (2006: £47,928 million) are regarded as non-current.

27 Other assets

	£m	
	At 31 December 2007	At 31 December 2006 Restated
Debtors arising from direct insurance operations		
Amounts owed by policyholders	26	66
Amounts owed by intermediaries	88	114
Other	43	50
	157	230
Debtors arising from reinsurance operations	91	–
Outstanding settlements	147	1,241
Other receivables	772	601
Accrued interest and rent	444	260
Trading securities and spot positions	273	308
Prepayments and accrued income	134	341
Other assets	163	125
Total other assets	2,181	3,106

Based on the maturity profile of the above assets, £1,561 million (2006: £1,302 million) is regarded as current and £620 million (2006: £1,804 million) as non-current.

28 Derivative financial instruments – assets and liabilities

The Group utilises the following derivative instruments for both hedging and non-hedging purposes:

Foreign currency, interest rate and equity, or equity index, futures are contractual obligations to receive or pay a net amount based on changes in currency rates or underlying equities, or indices or interest rates or buy or sell foreign currency or a financial instrument on a future date at a specified price established in an organised financial market (an Exchange). Since futures contracts are collateralised by cash or marketable securities and changes in the futures contract value are settled daily with the Exchange, the credit risk is negligible.

Forward rate agreements are individually negotiated interest rate contracts that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Forward foreign exchange contracts are individually negotiated contracts that require settlement of the pre-agreed currency amounts at a future date.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an economic exchange of currencies or interest rates or a combination of both (i.e. cross-currency interest rate swaps). Except for certain currency swaps, no exchange of principal takes place. The Group's credit risk represents the potential cost to replace the swap contracts if counterparties fail to perform their obligation. This risk is monitored continuously with reference to the current fair value, a proportion of the notional amount of the contracts and the liquidity of the market. To control the level of credit risk taken, the Group assesses counterparties using the same techniques as for its lending activities.

Foreign currency, interest rate options and equity, or equity index, are contractual agreements under which the writer grants the holder the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument or amount of assets determined by reference to an index at a predetermined price. In consideration for the assumption of foreign exchange, interest rate or asset price risk, the seller receives a premium from the purchaser. Options may be either exchange-traded or negotiated between the Group and a customer (over-the-counter). The Group is exposed to credit risk on purchased options only, and only to the extent of their carrying amount, which is their fair value.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet, but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become in-the-money or out-of-the-money as a result of fluctuations in market interest rates, foreign exchange rates or asset prices relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are in-the-money or out-of-the-money and, therefore, the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

28 Derivative financial instruments – assets and liabilities continued

The following tables provide a detailed breakdown of the contractual or notional amounts and the fair values of the Group's derivative financial instruments outstanding at year end. These instruments allow the Group and its customers to transfer, modify or reduce their credit, equity market, foreign exchange and interest rate risks.

The Group undertakes transactions involving derivative financial instruments with other financial institutions. Management has established limits commensurate with the credit quality of the institutions with whom it deals, and manages the resulting exposures such that a default by any individual counterparty is unlikely to have a materially adverse impact on the Group.

£m

	Notional principals		Fair values	
At 31 December 2007	Positive values	Negative values	Assets	Liabilities
Equity derivatives				
Options written	–	3,515	–	171
Options purchased	3,443	–	68	–
Futures	823	1,831	35	65
	4,266	5,346	103	236
Exchange rate contracts				
Forwards	5,765	6,307	917	952
Swaps	2,576	1,186	96	71
Options purchased	445	–	1	–
Futures	193	58	–	–
Options written	–	319	–	2
	8,979	7,870	1,014	1,025
Interest rate contracts				
Swaps	10,153	11,849	294	380
Forward rate agreements	2,744	3,454	8	7
Options purchased	305	–	2	–
Options written	–	339	–	42
Futures	10,205	10,268	51	25
Caps	487	182	2	1
	23,894	26,092	357	455
Credit derivatives				
Credit linked notes	104	–	32	–
Credit default swaps	–	53	–	–
	104	53	32	–
Other derivatives	142	287	21	–
Total	37,385	39,648	1,527	1,716

28 Derivative financial instruments – assets and liabilities continued

				£m
	Notional principals		Fair values	
At 31 December 2006	Positive values	Negative values	Assets	Liabilities
Equity derivatives				
Options written	–	5,447	–	271
Options purchased	5,768	–	529	–
Futures	769	719	12	11
	6,537	6,166	541	282
Exchange rate contracts				
Forwards	6,920	6,298	326	288
Swaps	607	859	127	33
Options purchased	57	53	–	–
	7,584	7,210	453	321
Interest rate contracts				
Swaps	8,177	10,035	233	369
Forward rate agreements	2,918	2,484	5	3
Options purchased	94	283	9	–
Options written	–	77	–	–
Futures	514	715	17	12
Caps	289	279	1	2
	11,992	13,873	265	386
Credit derivatives				
Credit linked notes	66	50	–	–
Credit default swaps	50	10	–	–
	116	60	–	–
Other derivatives	182	267	4	82
Total	26,411	27,576	1,263	1,071

The contractual maturities of the derivatives held are as follows:

							£m
At 31 December 2007	**Balance sheet amount**	**Less than 3 months**	**More than 3 months less than 1 year**	**Between 1 and 5 years**	**More than 5 years**	**No contractual maturity date**	**Total**
Derivative financial liabilities	1,716	1,620	46	15	–	35	1,716

							£m
At 31 December 2006	Balance sheet amount	Less than 3 months	More than 3 months less than 1 year	Between 1 and 5 years	More than 5 years	No contractual maturity date	Total
Derivative financial liabilities	1,071	44	394	376	215	42	1,071

29 Hedge accounting

Cash flow hedges

Cash flow hedge accounting is applied by the Parent Company in respect of the Group's exposures to foreign currency risk. The Group hedges its foreign currency risk on two of its existing Euro loan borrowings by entering into foreign currency swaps for USD. These swaps are bifurcated into a Euro/GBP swap and a GBP/USD swap. Cash flow hedge accounting is applied to the Euro/GBP swap. At 31 December the remaining Euro/GBP swaps had a notional principal of £22 million (€30 million) and a minimal fair value. The GBP/USD swap qualifies as a net investment hedge, as discussed below.

During the year, the Group repaid €400 million Eurobond and in turn closed out the €400 million – $349 million swap. The maturity of the final EUR/USD swap of €30 million is on 11 July 2010 and matches the repayment of the corresponding bond. The cash flow hedge reserve will be released to the income statement over the remaining life of the swap to offset the currency movements on the loan.

An analysis of amounts in the financial statements relating to derivatives designated as cash flow hedges is shown in the table below:

	£m	
	At 31 December 2007	At 31 December 2006
Fair value of derivatives designated as cash flow hedges at the balance sheet date		
GMTN4 cross currency interest rate swap	–	25
GMTN6 cross currency interest rate swap	–	(2)
	–	23
Analysis of movements in cash flow hedge reserve		
Cash flow hedge at beginning of the year	1	2
Amount recognised in equity during the year	–	1
Amount removed from equity and recognised in income statement during the year		
Finance costs (borrowed funds)	(1)	(2)
Cash flow hedge reserve at end of year	**–**	**1**

In respect of the GMTN4 cross currency swap, cash flows ceased on 10 April 2006. In respect of the GMTN6 cross currency swap, cash flows will occur annually on 11 July until 11 July 2010.

There was no ineffectiveness in respect of either of the above cash flow hedges during the financial year (2006: nil).

Net investment hedges

The Group uses a combination of currency swaps, forward foreign exchange contracts and debt raised in the currency of the exposure to mitigate the translation effect of holding overseas companies. The following table summarises the Group's open positions with respect to financial instruments utilised for net investment hedging purposes.

	Open positions at year-end £m		
At 31 December 2007	USD	ZAR	SEK
Forward contracts	**38**	**182**	**52**
Currency swaps[1]	**262**	**–**	**318**
Debt[2]	**106**	**–**	**161**
	406	**182**	**531**

	Open positions at year-end £m		
At 31 December 2006	USD	ZAR	SEK
Forward contracts	–	40	202
Currency swaps[1]	195	–	305
Debt[2]	118	–	169
	313	40	676

1 Excludes $35 million of currency swaps that do not qualify for hedge accounting.
2 Excludes $750 million and €500 million of financial instruments accounted as minority interests or as equity.

29 Hedge accounting continued

Net investment hedges continued

An analysis of amounts in the financial statements relating to derivatives designated as net investment hedges is shown in the table below:

	At 31 December 2007 £m	At 31 December 2006 £m
Fair value of financial instruments designated as net investment hedges at the balance sheet date		
GMTN4 cross currency interest rate swap – fair value of net investment hedge only	–	71
GMTN6 cross currency interest rate swap – fair value of net investment hedge only	4	4
SEK forward foreign exchange contracts	(1)	(1)
ZAR forward foreign exchange contracts	(5)	–
£300 million cross currency interest rate swap	(16)	(3)
€750 million cross currency interest rate swap	(2)	–
	(20)	71

The GMTN4 and GMTN6 cross currency swaps are designated to hedge the foreign exchange currency exposure to USD assets in respect of the Group's investment in its US operations. The ZAR forwards are designated as hedges against the foreign currency risk in respect of the Group's investment in its South African operations. SEK forwards are used to hedge foreign currency risk in respect of the Group's investment in Skandia. The £300 million cross currency interest rate swap is used to hedge SEK currency risk on SEK based assets in the Group's net investment in Skandia.

There was no ineffectiveness in respect of any of the above net investment hedges during the financial year (2006: nil).

30 Fair values of financial assets and liabilities

Determination of fair value

All financial instruments, regardless of their IAS 39 categorisation, are initially recorded at fair value. The fair value of a financial instrument on initial recognition is normally the transaction price, that is, the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only observable data.

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on offer prices for assets and bid prices for liabilities. When quoted prices are not available, fair values are determined by using valuation techniques that refer as far as possible to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

For certain derivative instruments, fair values may be determined in whole or in part using valuation techniques based on assumptions that are not supported by prices from current market transactions or observable market data.

A number of factors such as bid-offer spread, credit profit, servicing costs and model uncertainty are taken into account, as appropriate, when values are calculated using a valuation technique.

None of the carrying amounts of financial assets and liabilities carried at amortised cost have a fair value significantly different to their carrying amounts.

Loans and advances

The fair values of loans and advances equate, broadly, to the carrying amount measured on an amortised cost basis.

Investments and securities

The fair values of listed investments and securities are based on bid prices. For unlisted investments and securities, fair values are determined using valuation techniques that refer as far as possible to observable market data.

Investment contracts

The approach to determining the fair values of investment contracts is set out in the accounting policies section for insurance and investment contract business.

Amounts owed to bank depositors

The fair values of amounts owed to bank depositors corresponds with the carrying amount shown in the balance sheet, which generally reflects the amount payable on demand.

30 Fair values of financial assets and liabilities continued

Determination of fair value continued

Borrowed funds

The fair values of amounts included in borrowed funds are based on quoted market prices at the balance sheet date where applicable, or by reference to quoted prices of similar instruments.

Other financial assets and liabilities

The fair values of other financial assets and liabilities are reasonably approximated by the carrying amounts reflected in the balance sheet.

Financial instruments designated as fair value through profit and loss

Certain items in the Group's balance sheet that would otherwise be categorised as loans and receivables under IAS 39 have been designated as fair value through profit or loss. Information relating to the change in fair value of these items as it relates to credit risk is shown in the table below:

			£m
	Change in fair value due to change in credit risk		
At 31 December 2007	Maximum exposure to credit risk	Current financial year	Cumulative
Loans and advances	1,768	(8)	1
Investments and securities	6,346	(1)	(4)
Other assets	18	–	–
	8,132	(9)	(3)

			£m
	Change in fair value due to change in credit risk		
At 31 December 2006	Maximum exposure to credit risk	Current financial year	Cumulative
Loans and advances	1,982	(2)	8
Investments and securities	4,350	1	–
Other assets	22	–	–
	6,354	(1)	8

Certain items in the Group's balance sheet that would otherwise be categorised as financial liabilities at amortised cost under IAS 39 have been designated as fair value through profit or loss. Information relating to the change in fair value of these items as it relates to credit risk is shown in the table below:

				£m
		Change in fair value due to change in credit risk		
At 31 December 2007	Fair value	Current financial year	Cumulative	Contractual maturity amount
Borrowed funds	1,676	(61)	(62)	1,718
Amounts owed to bank depositors	4,002	1	1	4,022
	5,678	(60)	(61)	5,740

				£m
		Change in fair value due to change in credit risk		
At 31 December 2006	Fair value	Current financial year	Cumulative	Contractual maturity amount
Borrowed funds	1,053	(1)	(1)	1,060
Amounts owed to bank depositors	705	1	–	705
	1,758	–	(1)	1,765

31 Analysis of movements in impairment account

Movements in provisions for impairment by classification are analysed as follows:

						£m
			Year ended 31 December 2007			Year ended 31 December 2006
	Specific impairment	Portfolio impairment	Total impairment	Specific impairment	Portfolio impairment	Total impairment
Balance at beginning of the year						
Loans and advances						
At amortised cost	268	105	373	392	72	464
At fair value through profit or loss	9	–	9	13	–	13
Other assets	8	1	9	4	1	5
	285	106	391	409	73	482
Income statement charge						
Loans and advances						
At amortised cost	140	23	163	91	48	139
At fair value through profit or loss	(7)	–	(7)	(2)	–	(2)
Other assets	5	–	5	7	–	7
	138	23	161	96	48	144
Amounts written off against the impairment						
Loans and advances						
At amortised cost	(116)	–	(116)	(174)	8	(166)
At fair value through profit or loss	–	–	–	–	–	–
Other assets	–	–	–	–	–	–
	(116)	–	(116)	(174)	8	(166)
Recoveries of amounts previously written off						
Loans and advances						
At amortised cost	30	–	30	27	–	27
At fair value through profit or loss	–	–	–	–	–	–
Other assets	–	–	–	–	–	–
	30	–	30	27	–	27
Foreign exchange and other movements						
Loans and advances						
At amortised cost	(1)	2	1	(68)	(23)	(91)
At fair value through profit or loss	(1)	–	1	(2)	–	(2)
Other assets	–	–	–	(3)	–	(3)
	(2)	2	–	(73)	(23)	(96)
Balance at end of the year						
Loans and advances						
At amortised cost	321	130	451	268	105	373
At fair value through profit or loss	1	–	1	9	–	9
Other assets	13	1	14	8	1	9
Balance at end of the year	335	131	466	285	106	391

The aggregate amount of non-performing loans and advances on which interest was not being accrued amounted to £483 million (2006: £324 million).

32 Group balance sheet – categories of financial instruments

The analysis of assets and liabilities into their categories as defined in IAS 39 'Financial Instruments: Recognition and Measurement' (IAS 39) is set out in the following table. For completeness, assets and liabilities of a non-financial nature, or financial assets and liabilities that are specifically excluded from the scope of IAS 39, are reflected in the non-financial assets and liabilities category.

£m

	Fair value through profit and loss							
At 31 December 2007	Total	Held-for-trading	Designated	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Financial liabilities amortised cost	Non-financial assets and liabilities
Assets								
Goodwill and other intangible assets	5,459	–	–	–	–	–	–	5,459
Mandatory reserve deposits with central banks	615	–	–	–	–	615	–	–
Property, plant and equipment	608	–	–	–	–	–	–	608
Investment property	1,479	–	359	–	–	–	–	1,120
Deferred tax assets	683	–	–	–	–	–	–	683
Investment in associated undertakings and joint ventures	81	–	–	–	–	–	–	81
Deferred acquisition costs	2,253	–	–	–	–	–	–	2,253
Reinsurers' share of long-term business policyholder liabilities	1,394	–	638	–	–	16	–	740
Deposits held with reinsurers	213	–	184	–	–	29	–	–
Loans and advances	30,687	1,912	1,768	–	–	27,007	–	–
Investments and securities	90,220	1,445	75,171	12,524	650	430	–	–
Current tax receivable	83	–	–	–	–	–	–	83
Client indebtedness for acceptances	165	–	–	–	–	–	–	165
Other assets	2,181	273	66	–	–	1,459	–	383
Derivative financial instruments – assets	1,527	1,527	–	–	–	–	–	–
Cash and cash equivalents	3,469	–	–	1	–	3,468	–	–
Non-current assets held-for-sale	1,617	–	–	–	–	–	–	1,617
	142,734	5,157	78,186	12,525	650	33,024	–	13,192
Liabilities								
Long-term business policyholder liabilities	84,251	–	53,745	–	–	–	–	30,506
Third party interests in consolidation of funds	3,547	–	3,547	–	–	–	–	–
Borrowed funds	2,353	–	1,676	–	–	–	677	–
Provisions	499	–	–	–	–	–	–	499
Deferred revenue	462	–	–	–	–	–	–	462
Deferred tax liabilities	1,413	–	–	–	–	–	–	1,413
Current tax payable	320	–	–	–	–	–	–	320
Other liabilities	6,180	1,955	435	–	–	–	3,184	606
Liabilities under acceptances	165	–	–	–	–	–	–	165
Amounts owed to bank depositors	31,817	1,187	4,002	–	–	–	26,628	–
Derivative financial instruments – liabilities	1,716	1,716	–	–	–	–	–	–
Non-current liabilities held-for-sale	414	–	–	–	–	–	–	414
	133,137	4,858	63,405	–	–	–	30,489	34,385

32 Group balance sheet – categories of financial instruments continued

£m

At 31 December 2006	Fair value through profit and loss: Total	Fair value through profit and loss: Held-for-trading	Fair value through profit and loss: Designated	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Financial liabilities amortised cost	Non-financial assets and liabilities
Assets								
Goodwill and other intangible assets	5,367	–	–	–	–	–	–	5,367
Mandatory reserve deposits with central banks	515	–	–	–	–	515	–	–
Property, plant and equipment	499	–	–	–	–	–	–	499
Investment property	1,149	–	345	–	–	–	–	804
Deferred tax assets	511	–	–	–	–	–	–	511
Investment in associated undertakings and joint ventures	83	–	–	–	–	–	–	83
Deferred acquisition costs	1,578	–	–	–	–	–	–	1,578
Reinsurers' share of long-term business policyholder liabilities	1,314	–	552	–	–	–	–	762
Reinsurers' share of general insurance liabilities	57	–	–	–	–	–	–	57
Deposits held with reinsurers	247	–	214	–	–	33	–	–
Loans and advances	26,438	1,688	1,982	–	–	22,768	–	–
Investments and securities	81,915	1,209	67,967	11,832	518	389	–	–
Current tax receivable	60	–	–	–	–	–	–	60
Client indebtedness for acceptances	188	–	–	–	–	–	–	188
Other assets	3,106	300	91	–	–	2,406	–	309
Derivative financial instruments – assets	1,263	1,263	–	–	–	–	–	–
Cash and cash equivalents	3,101	–	–	–	–	3,101	–	–
Non-current assets held-for-sale	1,165	–	–	–	–	–	–	1,165
	128,556	4,460	71,151	11,832	518	29,212	–	11,383
Liabilities								
Long-term business policyholder liabilities	75,265	–	47,338	–	–	–	–	27,927
General insurance liabilities	265	–	–	–	–	–	–	265
Third party interests in consolidation of funds	3,041	–	3,041	–	–	–	–	–
Borrowed funds	1,978	–	1,053	–	–	–	925	–
Provisions	542	–	–	–	–	–	–	542
Deferred revenue	283	–	–	–	–	–	–	283
Deferred tax liabilities	1,393	–	–	–	–	–	–	1,393
Current tax payable	283	–	–	–	–	–	–	283
Other liabilities	7,247	2,177	413	–	–	–	4,107	550
Liabilities under acceptances	188	–	–	–	–	–	–	188
Amounts owed to bank depositors	27,130	1,373	705	–	–	–	25,052	–
Derivative financial instruments – liabilities	1,071	1,071	–	–	–	–	–	–
Non-current liabilities held-for-sale	1,107	–	–	–	–	–	–	1,107
	119,793	4,621	52,550	–	–	–	30,084	32,538

33 Discontinued operations, assets and liabilities held-for-sale

Discontinued operations

The results of the Group's South Africa general insurance business, Mutual & Federal, are shown as a discontinued operation in these financial statements. The Group is currently in discussions with the investment group, Royal Bafokeng Holdings (Proprietary) Limited ("RBH") which may or may not result in the sale to RBH of a controlling interest in Mutual & Federal.

An analysis of the results of Mutual & Federal is shown in the segmental income statement in note 3 to the Group financial statements. Further analysis of the results of discontinued operations is given below.

Reconciliation of adjusted operating profit from discontinued operations to profit after tax from discontinued operations

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Adjusted operating profit from discontinued operations	**89**	82
Adjusting items from discontinued operations	**(7)**	50
Profit for the financial year before tax from discontinued operations	**82**	132
Income tax expense on discontinued operations	**(25)**	(58)
Profit for the financial year after tax on discontinued operations	**57**	74

Adjusting items from discontinued operations

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Goodwill impairment and impact of acquisition accounting	**(3)**	(3)
Short-term fluctuations in investment return	**(4)**	53
Total adjusting items from discontinued operations	**(7)**	50
Tax on adjusting items	**3**	(15)
Minority interest in adjusting items	**6**	(5)
Adjusting items from discontinued operations after tax and MI	**2**	30

Adjusted operating profit from discontinued operations attributable to ordinary equity holders

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Adjusted operating profit from discontinued operations	**89**	82
Tax on adjusted operating profit from discontinued operations	**(28)**	(43)
Adjusted operating profit after tax from discontinued operations	**61**	39
Minority interests – ordinary shares	**(20)**	(14)
Adjusted operating profit after tax from discontinued operations attributable to ordinary equity holders	**41**	25

Net cash flows from discontinued operations

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Operating activities	**66**	91
Investing activities	**(28)**	45
Financing activities	**(61)**	(234)
Net cash outflow	**(23)**	(98)

33 Discontinued operations, assets and liabilities held-for-sale continued

Non-current assets held-for-sale

	£m At 31 December 2007	At 31 December 2006
Loans and advances	994	–
Investments and securities	359	669
Other assets	232	107
Derivative financial instruments	–	55
Cash and cash equivalents	32	334
	1,617	1,165

Non-current liabilities held-for-sale

	£m At 31 December 2007	At 31 December 2006
Long-term business policyholder liabilities	–	1,052
General insurance liabilities	299	–
Other liabilities	115	55
	414	1,107

Europe vehicle finance business

Skandia's Nordic vehicle finance operation, SkandiaBanken Bilfinans, has been sold to DnB NOR. The transfer of business is expected to be completed in the first part of 2008 and therefore the assets have been classified as held-for-sale as at 31 December 2007. The total consideration of the transaction is £1,100 million.

South Africa general insurance business

The assets and liabilities of Mutual & Federal have been shown as non-current assets and liabilities held-for-sale as at 31 December 2007.

The Group's with-profits segment of the savings market in Spain and the Group's South African banking business interest in a financial solutions business held-for-sale at 31 December 2006 were sold in 2007.

34 Borrowed funds

	Notes	£m At 31 December 2007	At 31 December 2006 Restated
Senior debt securities and term loans	34(i)	461	831
Mortgage backed securities	34(ii)	103	–
Subordinated debt securities	34(iii)	1,789	1,147
Borrowed funds		2,353	1,978

(i) Senior debt securities and term loans

	£m At 31 December 2007	At 31 December 2006
Floating rate notes[1]	151	175
Fixed rate notes[2]	44	315
Revolving credit facility[3]	161	226
Term loan and other loans	26	9
Investment fund borrowings	79	106
Total senior debt securities and term loan	461	831

34 Borrowed funds continued

(i) Senior debt securities and term loans continued

The maturities of the senior debt securities and term loans are as follows:

				£m
At 31 December 2007	Less than 1 year	Greater than 1 year and less than 5 years	Greater than 5 years	Total
Floating rate notes	–	75	76	151
Fixed rate notes	–	29	15	44
Revolving credit facility	–	161	–	161
Term loans and other loans	17	9	–	26
Investment fund borrowings	79	–	–	79
Total senior debt securities and term loan	**118**	**252**	**91**	**461**
At 31 December 2006				
Floating rate notes	49	24	102	175
Fixed rate notes	265	40	10	315
Revolving credit facility	–	226	–	226
Term loans and other loans	–	9	–	9
Investment fund borrowings	106	–	–	106
Total senior debt securities and term loan	420	299	112	831

Senior debt securities and term loan comprise:

1 Floating rate notes
- £13 million note repayable in December 2010, with holders having the option to elect for early redemption every 6 months with coupon referenced against 6 month LIBOR less 0.50 per cent.
- US$150 million repayable September 2014 at 3 month LIBOR plus 0.63 per cent.
- US$50 million repayable September 2011 at 3 month LIBOR plus 0.50 per cent.
- US$10 million repayable September 2009 at 3 month LIBOR plus 0.35 per cent.
- SEK100 million repayable March 2009 at 3 month STIBOR plus 0.20 per cent.
- €22 million repayable January 2010 at 3 month EURIBOR plus 0.35 per cent.
- SEK50 million repayable March 2010 at 3 month STIBOR plus 0.38 per cent.

2 Fixed rate notes
- €30 million Euro bond repayable July 2010, capital and interest swapped into fixed rate US Dollars at 5.28 per cent.
- €10 million Euro bond repayable December 2010, capital and interest swapped into floating rate US Dollars at 3 month LIBOR plus 0.95 per cent.
- €20 million Euro bond repayable August 2013, capital and interest swapped into floating rate US Dollars at 3 month LIBOR plus 1.30 per cent.

The total fair value of the swap derivatives associated with the Senior notes is £8 million (2006: £101 million). These are recognised as assets and are included within note 28.

3 Revolving credit facility
The Group has a £1,250 million five-year multi-currency revolving credit facility, which had an original maturity date of September 2010. On 18 August 2007 syndicate banks agreed to extend the maturity date of £1,232 million of the facility by a further 12 months until September 2012. At 31 December 2007 £413 million (2006: £353 million) of this facility was utilised, £161 million (2006: £226 million) in the form of drawn debt and £252 million (2006: £127 million) in the form of irrevocable letters of credit.

(ii) Mortgage backed securities

		£m
	At 31 December 2007	At 31 December 2006 Restated
R291 million notes (class A1) repayable 18 November 2039 (11.467 per cent)[1]	21	–
R1.4 billion notes (class A2A) repayable 18 November 2039 (11.817 per cent)[1]	73	–
R98 million notes (class B note) repayable 18 November 2039 (12.067 per cent)[1]	5	–
R76 million notes (class C note) repayable 18 November 2039 (13.317 per cent)[1]	4	–
	103	–

1 Issued on 10 December 2007 (2006: nil) by the Group's South African banking business and are callable on 18 November 2012.

34 Borrowed funds continued

(iii) Subordinated debt securities

	£m	
	At 31 December 2007	At 31 December 2006 Restated
Banking		
US$18 million repayable 31 August 2009 (6 month LIBOR less 1.5 per cent)[1]	9	9
R4.0 billion repayable 9 July 2012 (13.0 per cent) – Repaid	–	312
R1.5 billion repayable 24 April 2016 (7.85 per cent)[2]	103	107
R1.8 billion repayable 20 September 2018 (9.84 per cent)[3]	135	118
R515 million repayable on 4 December 2008 (13.5 per cent)[4]	39	40
R500 million repayable on 30 December 2010 (8.38 per cent)[5]	34	37
R650 million repayable 8 February 2017 (9.03 per cent)[6]	47	–
R1.7 billion repayable 8 February 2019 (8.9 per cent)[7]	123	–
R2.0 billion repayable 6 July 2022 (3 month JIBAR plus 0.47 per cent)[8]	151	–
R500 million repayable 15 August 2017 (3 month JIBAR plus 0.45 per cent)[9]	37	–
R1.0 billion repayable 17 September 2015 (10.54 per cent)[10]	77	–
R500 million repayable 14 December 2017 (3 month JIBAR plus 0.70 per cent)[11]	37	–
R120 million repayable 14 December 2017 (10.38 per cent)[12]	9	–
	801	623
Other		
R3.0 billion repayable 27 October 2020 (8.9 per cent)[13]	220	219
£300 million repayable 21 January 2016 (5.0 per cent)[14]	291	291
R250 million preference shares repayable 9 June 2011[15]	18	18
€750 million repayable 18 January 2017 (4.5 per cent)[16]	519	–
SEK850 million repayable in 2017 – Repaid	–	65
	1,048	593
Less: banking subordinated debt securities held by other Group companies	(60)	(69)
Total subordinated liabilities	1,789	1,147

The subordinated notes rank behind the claims against the Group depositors and other unsecured, unsubordinated creditors. None of the Group's subordinated notes are secured.

1 This instrument is matched either by advances to clients or covered against exchange rate fluctuations.
2 Unsecured secondary callable note was issued 24 April 2005 with a call date of 24 April 2011.
3 Unsecured secondary callable note was issued 20 September 2006 at R1.5 billion with a call date of 20 September 2013. On 18 May an additional R0.3 billion was issued.
4 Unsecured callable Bonds issued 10 June 2002.
5 Unsecured callable Bonds issued 30 March 2006.
6 Unsecured secondary callable note was issued 8 February 2007 with a call date of 8 February 2012.
7 Unsecured secondary callable note was issued 8 February 2007 at R1.0 billion. On 19 March 2007 an additional R0.7 billion was issued.
8 Unsecured secondary capital callable note issued 6 July 2007 and has a call date of 6 July 2017.
9 This bond issued on 15 August 2007 is an unsecured secondary capital callable floating rate note with a call date 15 August 2012.
10 This bond issued on 17 September 2007 is an unsecured fixed rate note with a term of 13 years (non-call 8).
11 This bond issued on 14 December 2007 is a 10 year (non-call 5) floating rate note. After its call date on 14 December 2012 its terms become JIBAR plus 1.70 per cent until maturity.
12 This bond issued on 14 December 2007 is a 10 year (non-call 5) fixed rate note. After its call date its terms become floating 3 month JIBAR plus initial margin over mid swaps plus 1.0 per cent until maturity.
13 These bonds have a maturity date of 27 October 2020 and pay a coupon of 8.92 per cent to 27 October 2015 and 3 month JIBAR plus 1.59 per cent thereafter. The Group has the option to repay the bonds at par on 27 October 2015 and at 3 monthly intervals thereafter.
14 These bonds, issued on 20 January 2006, have a maturity date of 21 January 2016 and pay a coupon of 5.0 per cent to 21 January 2011 and 6 month LIBOR plus 1.13 per cent thereafter. The coupon on the bonds was swapped into floating rate of 6 month STIBOR plus 0.50 per cent. The Group has the option to repay the bonds at par on 21 January 2011 and at 6 monthly intervals thereafter.
15 These preference shares are redeemable on 9 June 2011 and pay a variable cumulative coupon of 61.0 per cent of the Prime Rate as quoted by Nedbank Limited. The Group has the option to redeem the shares at par at any time before the final redemption date but after giving an agreed period of notice.
16 This bond, issued on 16 January 2007, has a maturity date of 18 January 2017 and pays a coupon of 4.5 per cent to 17 January 2012 and 6 month EURIBOR plus 0.96 per cent thereafter. The principal and coupon on the bond was swapped equally into Sterling and US Dollars with coupons of 6 month STIBOR plus 0.34 per cent and 6 month US LIBOR plus 0.31 per cent respectively. The Group has the option to repay the bonds at par on 17 January 2012 and at 6 monthly intervals thereafter.

35 Provisions

	At 31 December 2007 £m	At 31 December 2006 £m
Surplus property	29	41
Client compensation	19	8
Warranties on sale of business	87	113
Liability for long service leave	34	30
Other provisions	329	337
	498	529
Post employment benefits	1	13
Total	**499**	**542**

£m

Year ended 31 December 2007	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
Balance at beginning of the year	41	8	113	30	337	529
Unused amounts reversed	(3)	(1)	(11)	–	(6)	(21)
Unwind of discount	2	–	–	–	–	2
Charge to income statement	–	20	–	4	23	47
Utilised during the year	(8)	(8)	(15)	(2)	(33)	(66)
Foreign exchange and other movements	(3)	–	–	2	8	7
Balance at end of the year	29	19	87	34	329	498

At 31 December 2007 provisions in relation to sale of business were £87 million (2006: £113 million). These principally relate to warranties in respect of the sale of American Skandia to Prudential Financial, recognised by the Group upon acquisition of Skandia.

At 31 December 2007 Other provisions include £71 million (2006: £115 million) in respect of the distribution of proceeds arising upon the closure of the unclaimed shares trusts. Further information is included in note 4 (vii). Also included in this amount are provisions for ongoing litigation across the Group totalling £64 million (2006: £71 million).

£m

Year ended 31 December 2006	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
Balance at beginning of the year	54	10	20	35	123	242
Additions from business combinations	3	–	102	–	146	251
Unused amounts reversed	(5)	(2)	(6)	–	(15)	(28)
Unwind of discount	2	–	–	–	–	2
Charge to income statement	1	1	–	3	136	141
Utilised during the year	(14)	(1)	(3)	(1)	(39)	(58)
Foreign exchange and other movements	–	–	–	(7)	(14)	(21)
Balance at end of the year	41	8	113	30	337	529

Included in the above are amounts of £78 million (2006: £116 million) that are expected to be settled in less than one year.

36 Deferred revenue

	Year ended 31 December 2007			Year ended 31 December 2006 Restated		£m
	Long-term business	Asset management	Total	Long-term business	Asset management	Total
Balance at beginning of the year	201	82	283	68	44	112
Fees and commission income deferred	149	52	201	143	60	203
Amortisation	(10)	(31)	(41)	(10)	(21)	(31)
Foreign exchange and other movements	10	9	19	–	(1)	(1)
Balance at end of the year	350	112	462	201	82	283

37 Other liabilities

	At 31 December 2007	At 31 December 2006 Restated (£m)
Amounts payable on direct insurance business		
Funds held under reinsurance business ceded	325	26
Amounts owed to policyholders	708	524
Amounts owed to intermediaries	54	55
Other direct insurance operation creditors	3	34
Accounts payable on reinsurance business	29	338
Accruals and deferred income	713	553
Share-based payments – cash-settled scheme liabilities	26	36
Short trading securities and spot positions	1,952	2,177
Trade creditors	278	637
Outstanding settlements	1,078	1,948
Total securities sold under agreements to repurchase	304	290
Other liabilities	710	629
	6,180	7,247

Included in the amounts shown above are £4,865 million (2006: £4,436 million) that are regarded as current, the remainder as non-current.

38 Amounts owed to bank depositors

	At 31 December 2007 (£m)	At 31 December 2006 Restated (£m)
Current accounts	7,303	6,806
Savings deposits	1,024	978
Other deposits and loan accounts		
Call and term deposits	10,568	8,374
Fixed deposits	1,792	1,656
Cash management deposits	3,081	2,834
Other	3,268	3,010
Negotiable certificates of deposit	4,129	2,650
Deposits received under repurchase agreements	652	822
	31,817	27,130

A contractual maturity analysis of the amounts owed to bank depositors is shown in the following table:

£m

Year ended 31 December 2007	Balance sheet amount	Less than 3 months	More than 3 months less than 1 year	Between 1 and 5 years	More than 5 years	No contractual maturity date	Total
Amounts owed to bank depositors							
Current accounts	7,303	7,267	19	17	–	–	7,303
Savings deposits	1,024	1,024	–	–	–	–	1,024
Other deposits and loan accounts	18,709	15,765	2,389	861	53	–	19,068
Negotiable certificates of deposit	4,129	1,648	2,555	325	–	–	4,528
Deposits received under repurchase agreements	652	652	–	–	–	–	652
Amounts owed to bank depositors	31,817	26,356	4,963	1,203	53	–	32,575

£m

Year ended 31 December 2006	Balance sheet amount	Less than 3 months	More than 3 months less than 1 year	Between 1 and 5 years	More than 5 years	No contractual maturity date	Total
Amounts owed to bank depositors							
Current accounts	6,806	6,806	–	–	–	–	6,806
Savings deposits	978	978	–	–	–	–	978
Other deposits and loan accounts	15,874	13,795	1,672	463	54	24	16,008
Negotiable certificates of deposit	2,650	1,306	1,936	330	1	–	3,573
Deposits received under repurchase agreements	822	822	–	–	–	–	822
Amounts owed to bank depositors	27,130	23,710	3,608	793	55	24	28,190

39 Equity

(i) Share capital

Authorised and issued share capital	£m At 31 December 2007	£m At 31 December 2006
Authorised ordinary shares of 10p each	750	750
Issued ordinary shares of 10p each	551	550

The Company's authorised share capital was increased to £750 million, divided into 7,500,000,000 ordinary shares of 10p each in accordance with a resolution of shareholders passed at an Extraordinary General Meeting on 14 November 2005, conditional upon the Company's offer to acquire Försäkringsaktiebolaget Skandia (publ) becoming or being declared wholly unconditional. This condition was satisfied on 26 January 2006.

(ii) Perpetual preferred callable securities

In addition to the Group's senior and subordinated debt, the Group issued perpetual preferred callable securities during 2005 with a total carrying value of £688 million as at 31 December 2007. In accordance with IFRS accounting standards these instruments are classified as equity and disclosed within equity shareholders' funds as shown on page 117.

On 24 March 2005 the Group issued £350 million of perpetual preferred callable securities. These are unsecured and subordinated to the claims of senior creditors and the holders of any priority preference shares. For an initial period to 24 March 2020 interest is payable at a fixed rate of 6.4 per cent per annum annually in arrears. From 24 March 2020 interest is reset semi-annually at 2.2 per cent per annum above the Sterling inter-bank offer rate for six month Sterling deposits, and is payable semi-annually in arrears. Coupon payments may be deferred at the Group's discretion. The perpetual preferred callable securities are redeemable at the discretion of the Group at their principal amount from 24 March 2020.

On 4 November 2005 the Group issued further perpetual preferred callable securities in the form of €500 million Step-up Option B Undated Subordinated Notes issued under a Global Note Programme. These are unsecured and subordinated to the claims of senior creditors and the holders of any priority preference shares. For an initial period to 4 November 2015 the notes pay interest at a fixed rate of 5.0 per cent per annum annually in arrears. After this date the interest is reset semi-annually at 2.63 per cent per annum above six month EURIBOR and is payable semi-annually in arrears. Coupon payments may be deferred at the Group's discretion. The perpetual preferred callable securities are redeemable at the discretion of the Group at their principal amount from 4 November 2015.

(iii) Share buy back programme

On 3 October 2007 the Company announced a share buy back programme involving the repurchase of shares to a total value of approximately £350 million. The transactions are a combination of on-market purchases on the London Stock Exchange and purchases on the JSE Limited pursuant to one of the contingent purchase contracts approved by shareholders at the 2007 Annual General Meeting. The repurchases are being financed using the Company's internal resources. The shares repurchased have not been cancelled and are held by the Company as treasury shares.

As at 31 December 2007 there had been 74,153,587 shares repurchased on the LSE at an average price paid of 165.7p and 30,947,472 shares repurchased on the JSE at an average price paid of Rand 23.14.

40 Minority interests – balance sheet

(i) Ordinary shares

Reconciliation of movements in minority interests	£m Year to 31 December 2007	£m Year to 31 December 2006
Balance at beginning of the year	848	1,012
Minority interests' share of profit	224	207
Minority interests' share of dividends paid	(115)	(110)
Net acquisition/(disposal) of interests	1	(11)
Foreign exchange and other movements	(25)	(250)
Balance at end of the year	933	848

40 Minority interests – balance sheet continued

(ii) Preferred securities

	£m	
	At 31 December 2007	At 31 December 2006
R2,000 million non-cumulative preference shares[1]	**140**	140
R792 million non-cumulative preference shares[2]	**71**	71
R300 million non-cumulative preference shares[3]	**22**	22
US$750 million cumulative preferred securities[4]	**458**	458
R364 million non-cumulative preference shares[5]	**25**	–
	716	691
Unamortised issue costs	**(13)**	(13)
Total in issue at 31 December	**703**	678

Preferred securities are held at historic value of consideration received less unamortised issue costs.

1 200 million R10 preference shares issued by Nedbank Group Limited (Nedbank), the Group's banking subsidiary. These shares are non-redeemable and non-cumulative and pay a cash dividend equivalent to 75 per cent of the prime overdraft interest rate of Nedbank. Preference shareholders are only entitled to vote during periods when a dividend or any part of it remains unpaid after the due date for payment or when resolutions are proposed that directly affect any rights attaching to the shares or the rights of the holders. Preference shareholders will be entitled to receive their dividends in priority to any payment of dividends made in respect of any other class of Nedbank's shares.
2 77.3 million R10 preference shares issued at R10.68 per share by Nedbank on the same terms as the securities described in (1) above.
3 30 million R10 preference shares issued on 22 June 2006 by Imperial Bank Limited a subsidiary of Nedbank Limited, on the same terms as the securities described in (1) above.
4 US$750 million Guaranteed Cumulative Perpetual Preference Securities issued on 19 May 2003 by Old Mutual Capital Funding L.P., a subsidiary of the Group. Subject to certain limitations, holders of these securities are entitled to receive preferential cash distributions at a fixed rate of 8.0 per cent per annum payable in arrears on a quarterly basis. The Group may defer payment of distributions at its sole discretion, but such an act may restrict Old Mutual plc from paying dividends on its ordinary shares for a period of 12 months. Arrears of distributions are payable quarterly cumulatively only on redemption of the securities or at the Group's option. The securities are perpetual, but may be redeemed at the discretion of the Group from 22 December 2008. The costs of issue are being amortised over the period to 22 December 2008.
5 35 million R10 preference shares issued on 16 April 2007 at R10.27 per share by Nedbank on the same terms as the securities described in (1) above.

41 Post employment benefits

The Group operates a number of pension schemes around the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The assets of these schemes are held in separate trustee administered funds. Pension costs and contributions relating to defined benefit schemes are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to each pension scheme, together with existing assets, are adequate to secure members' benefits over the remaining service lives of participating employees. The schemes are reviewed at least on a triennial basis or in accordance with local practice and regulations. In the intervening years the actuary reviews the continuing appropriateness of the assumptions applied. The actuarial assumptions used to calculate the projected benefit obligations of the Group's pension schemes vary according to the economic conditions of the countries in which they operate.

41 Post employment benefits continued

The discontinued operation is included below.

(i) Liability for defined benefit obligations

	Pension plans		Other post-retirement benefit schemes	
£m	Year to 31 December 2007	Year to 31 December 2006	Year to 31 December 2007	Year to 31 December 2006
Changes in projected benefit obligation				
Projected benefit obligation at beginning of the year	**758**	497	**133**	152
Additions from business combinations	–	304	–	–
Benefits earned during the year	**8**	10	**4**	4
Interest cost on benefit obligation	**38**	36	**10**	9
Plan amendments/assumption changes	–	(1)	–	–
Actuarial (gain)/loss	**(47)**	(2)	**(3)**	2
Benefits paid	**(34)**	(31)	**(5)**	(4)
Foreign exchange and other movements	**(48)**	(55)	**(11)**	(30)
Projected benefit obligation at end of the year	**675**	758	**128**	133
Change in plan assets				
Plan assets at fair value at beginning of the year	**836**	508	**139**	152
Additions from business combinations	–	333	–	–
Actual return on plan assets	**82**	88	**16**	18
Company contributions	**14**	14	–	2
Employee contributions	**1**	1	–	–
Benefits paid	**(33)**	(29)	**(4)**	(4)
Foreign exchange and other movements	**(45)**	(79)	**(17)**	(29)
Plan assets at fair value at end of the year	**855**	836	**134**	139
Net liability recognised in balance sheet				
Funded status of plan	**(180)**	(78)	**(6)**	(6)
Unrecognised assets	**84**	16	–	–
Other amounts recognised in balance sheet	–	–	**3**	1
Unrecognised actuarial gains	**83**	65	**21**	13
Net amount recognised in balance sheet	**(13)**	3	**18**	8

(ii) Expense recognised in the income statement

	Pension plans		Other post-retirement benefit schemes	
£m	Year to 31 December 2007	Year to 31 December 2006	Year to 31 December 2007	Year to 31 December 2006
Current service costs	**7**	8	**4**	5
Interest cost	**28**	29	**10**	9
Expected return on plan assets	**(43)**	(38)	**(10)**	(9)
Net actuarial losses recognised in the year	**5**	1	–	(1)
Total (included in staff costs)	**(3)**	–	**4**	4

41 Post employment benefits continued

(iii) Principal actuarial assumptions

	Year to 31 December 2007	Year to 31 December 2006
African pension schemes		
Discount rate	**5.0-9.0%**	8.0-9.0%
Expected return on plan assets:		
Equities	**4.5-9.3%**	7.8-11.0%
Debt	**8.0-9.0%**	4.8-9.0%
Property	**9.0%**	9.0%
Cash	**2.0-6.0%**	2.8-6.0%
Annuities and other	**4.5-9.3%**	8.0-9.0%
Future salary increases	**6.0%**	5.6-6.0%
Pensions in payment and deferred pensions inflation	**4.5%**	4.5%
Price inflation	**2.6-6.0%**	4.8-5.0%
UK and Guernsey pension schemes		
Discount rate	**5.0%**	5.0%
Expected return on plan assets:		
Equities	**7.5-8.0%**	7.5-8.1%
Debt	**4.5-5.5%**	4.5-5.1%
Property	**6.0%**	6.1%
Cash	**3.0-5.5%**	3.1-5.0%
Annuities and other	**5.0-8.0%**	5.0-8.1%
Future salary increases	**4.65%**	4.25%
Pensions in payment and deferred pensions inflation	**3.0-4.0%**	3.0-4.0%
Price inflation	**3.25-3.4%**	3.0-3.25%
Europe pension schemes		
Discount rate	**4.5%**	3.8%
Expected return on plan assets:		
Equities	**6.7%**	6.2%
Debt	**3.7%**	3.2%
Property	**5.5%**	4.8%
Annuities and other	**5.5%**	4.8%
Future salary increases	**3.3%**	3.3%
Pensions in payment and deferred pensions inflation	**2.0%**	2.0%
Price inflation	**2.0%**	2.0%
African other post retirement schemes		
Discount rate	**8.0-8.5%**	8.3-9.0%
Expected return on plan assets	**8.0-8.5%**	8.3-9.0%
Future salary increases	**6.5-8.5%**	6.5-7.5%
Price inflation	**6.5-8.5%**	4.8-5.5%
Health cost inflation	**6.3-8.5%**	6.3-6.8%

(iv) Plan asset allocation

	Pension plans		Other post-retirement benefit schemes	
	At 31 December 2007	At 31 December 2006	At 31 December 2007	At 31 December 2006
Equity securities	**45.0%**	38.1%	**13.2%**	14.2%
Debt securities	**33.7%**	35.2%	**0.7%**	5.6%
Property	**4.5%**	5.0%	–	–
Cash	**2.4%**	3.7%	**31.1%**	18.3%
Annuities and other	**14.4%**	18.0%	**55.0%**	61.9%
	100.0%	100.0%	**100.0%**	100.0%

Pension and other retirement benefit plan assets include ordinary shares issued by the Company with a fair value of £0.4 million (2006: £2 million).

41 Post employment benefits continued

(v) Summary of Group pension plans

	£m	
	Year to 31 December 2007	Year to 31 December 2006
Present value of defined benefit obligations	(675)	(758)
Fair value of plan assets	855	836
Surplus	180	78
Experience losses arising on defined benefit plan liabilities:		
Amount	(5)	(12)
As a percentage of plan liabilities	0.7%	1.6%
Experience gains arising on defined benefit plan assets:		
Amount	39	50
As a percentage of plan assets	4.3%	6.0%

42 Share-based payments

(i) Share-based payment arrangements

During the year ended 31 December 2007, the Group had the following share-based payment arrangements:

	Description of award				Contractual life		Vesting conditions	
Scheme[1]	Restricted shares	Options	Dividend entitlement	Other	Years	Service (years)	Performance (measure)	Other
UK Sharesave Scheme	–	✓	✓	✓[2]	3½ - 5½	3 & 5	–	–
UK Share Option and Deferred Delivery Plan	–	✓	✓	–	6	3	Target growth in EPS	–
UK Restricted Share Plan	✓	–	✓	–	3 - 5	3 & 5	–	–
South Africa Share Option and Deferred Delivery Plan	–	✓	✓	–	6	3	Target growth in EPS	–
South Africa Restricted Share Plan	✓	–	✓	–	5	3	–	–
OMSA Broad-based Employee Scheme	✓	–	✓	–	5	–	–	✓[3]
OMSA Senior Black Management Scheme	✓	–	✓	–	4 - 6	4, 5 & 6[4]	–	–
OMSA Management Scheme	✓	✓	✓	–	3 - 6	3	Target growth in EPS[5]	–
OMSA Black Business Partners Scheme	✓	–	✓	–	10	–	–	✓[6]
OMSA Client & Distributor Scheme	✓	–	✓	–	10	–	–	✓[7]
OMSA Community Scheme	✓	–	✓	–	10	–	–	✓[7]
Old Mutual Namibia Management Scheme	✓	✓	✓	–	3 - 6	3	–	–
Old Mutual Namibia Senior Black Management Scheme	✓	–	✓	–	4 - 6	4, 5 & 6[4]	–	–
Old Mutual Namibia Broad-based Employee Scheme	✓	–	✓	–	5	–	–	✓[6]
Old Mutual Namibia Education Scheme	✓	–	✓	–	10	–	–	✓[6]
Old Mutual Namibia Distributor Scheme	✓	–	✓	–	10	–	–	✓[6]
Old Mutual Namibia Community Partners Scheme	✓	–	✓	–	10	–	–	✓[6]
Old Mutual Namibia Black Business Partners Scheme	✓	–	✓	–	10	–	–	✓[6]
Old Mutual Namibia Discretionary Scheme	✓	–	–	–	10	–	–	✓[6]
Nedcor Group (1994) Share Option Scheme	–	✓	✓	–	6	3 & 4[8]	Target growth in headline earnings	–
Nedbank Group (2005) Share Option Scheme	–	✓	✓	–	5	3	–	–

42 Share-based payments continued

(i) Share-based payment arrangements continued

Scheme[1]	Description of award: Restricted shares	Options	Dividend entitlement	Other	Contractual life: Years	Vesting conditions: Service (years)	Performance (measure)	Other
Nedbank Group (2005) Matched Share Scheme	✓	–	–	✓[9]	5	3	Various[10]	–
Nedbank Eyethu Non-Executive Directors' Scheme	–	✓	✓	–	6	6	–	✓[11]
Nedbank Eyethu Black Executive Scheme	✓	✓	✓	–	7	4, 5 & 6[4]	–	–
Nedbank Eyethu Black Management Scheme	✓	✓	✓	–	7	4, 5 & 6[4]	–	–
Nedbank Eyethu Broad-based Employee Scheme	✓	–	✓	–	5	–	–	✓[6]
Nedbank Eyethu Black Business Partner Scheme	–	✓	✓	–	10	–	–	✓[6,11]
Nedbank Eyethu Retail Scheme	✓	–	–	✓[12]	3	–	–	✓[13]
Nedbank Eyethu Corporate Scheme	–	✓	✓	–	6	–	–	✓[14]
Nedbank Namibia Omufima Black Management Scheme	✓	✓	✓	–	7	4, 5 & 6[4]	–	–
Nedbank Namibia Omufima Broad-based Employee Scheme	✓	–	✓	–	5	–	–	✓[6]
Nedbank Namibia Omufima Black Business Partner Scheme	–	✓	✓	–	10	–	–	✓[6,11]
Nedbank Namibia Omufima Affinity Group Scheme	–	✓	✓	–	10	–	–	✓[6,11]
Nedbank Namibia Omufima Education Scheme	–	✓	✓	–	10	–	–	✓[6,11]
Nedbank UK Long-term Incentive Plan	–	–	–	✓[15]	4	3	Target growth in average RoE	–
Mutual & Federal Share Option Scheme	–	✓	✓	–	6	3	–	–
Mutual & Federal Senior Black Management Scheme	✓	–	✓	–	7	4, 5 & 6[4]	–	–
Mutual & Federal Management Incentive Scheme	✓	✓	✓	–	6	3	–	–
Mutual & Federal Distributor Scheme	✓	–	✓	–	Indefinite	–	–	✓[7]
Mutual & Federal Community Scheme	✓	–	✓	–	Indefinite	–	–	✓[7]
Mutual & Federal Black Business Partners Scheme	✓	–	–	–	10	–	–	✓[6]

42 Share-based payments continued

(i) Share-based payment arrangements continued

	Description of award				Contractual life		Vesting conditions	
Scheme[1]	Restricted shares	Options	Dividend entitlement	Other	Years	Service (years)	Performance (measure)	Other
Mutual & Federal Broad-based Employee Scheme	✓	–	✓	–	5	–	–	✓[6]
Mutual & Federal Namibia Share Option Scheme	–	✓	✓	–	6	3	–	–
Mutual & Federal Namibia Senior Black Management Scheme	✓	–	✓	–	7	4, 5 & 6[4]	–	–
Mutual & Federal Namibia Community Scheme	✓	–	✓	–	Indefinite	–	–	✓[7]
Mutual & Federal Namibia Black Business Partners Scheme	✓	–	–	–	10	–	–	✓[6]
Mutual & Federal Namibia Management Incentive Scheme	✓	✓	✓	–	6	3	–	–
Mutual & Federal Namibia Broad-based Employee Scheme	✓	–	✓	–	5	–	–	✓[6]
Mutual & Federal Discretionary Scheme	✓	–	–	–	10	–	–	✓[6]

1 All share-based payment arrangements are equity settled with the exception of the South Africa Share Option and Deferred Delivery Plan and the South Africa Restricted Share Plan which are cash-settled. 'UK' schemes relate to shares in Old Mutual plc listed on the London Stock Exchange. 'South Africa', 'OMSA' and 'Old Mutual' schemes relate to shares in Old Mutual plc listed on the Johannesburg Stock Exchange ("JSE"). 'Nedcor' and 'Nedbank' schemes relate to shares in Nedbank Group Ltd listed on the JSE. 'Mutual & Federal' schemes relate to shares in Mutual & Federal Insurance Company Ltd listed on the JSE. Details of schemes related to US Asset Management are provided in note 42 (vi).
2 Scheme is linked to a savings plan.
3 Earlier of five years or participant being entitled to any other award under any other share incentive scheme of the Company.
4 One third of the instruments granted become unrestricted after each of these time periods.
5 Performance target applies to options only.
6 Expiry of the contractual life.
7 Minimum period of ten years.
8 One half of the instruments granted become unrestricted after each of these time periods.
9 Matching contributions made by the participant of an amount not more than 50 per cent of their after-tax bonus.
10 Where performance targets are not met, 50 per cent of the instruments granted will become unrestricted.
11 No dealing in these instruments during the notional funding period.
12 For every three shares acquired, participants qualify for an additional bonus share.
13 Participant holds a Nedbank Group Ltd account as their primary account for the contractual life of the instrument.
14 Participant uses Nedbank Group Ltd as their primary banker for contractual life of the instrument. Nedbank has first right of refusal over all banking requirements.
15 Share appreciation rights "SAR" scheme, where Nedbank will settle the difference between the current market price and the exercise price in cash, when the employee decides to exercise the SAR.

(ii) Reconciliation of movements in options

The number and weighted average exercise prices of share options is as follows:

		Year ended 31 December 2007		Year ended 31 December 2006
Options over shares in Old Mutual plc (London Stock Exchange)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	**28,763,896**	**£1.04**	38,512,802	£0.92
Granted during the year	**11,642,305**	**£1.51**	3,023,519	£1.81
Forfeited during the year	**(873,287)**	**£1.39**	(1,422,453)	£1.03
Exercised during the year	**(9,047,035)**	**£0.92**	(11,279,079)	£0.85
Expired during the year	**(217,812)**	**£1.57**	(70,893)	£1.08
Outstanding at end of the year	**30,268,067**	**£1.24**	28,763,896	£1.04
Exercisable at 31 December	**11,700,076**	**£0.93**	12,746,176	£0.92

The options outstanding at 31 December 2007 have an exercise price in the range of £0.60 to £1.99 (2006: £0.60 to £1.99) and a weighted average remaining contractual life of 3.0 years (2006: 2.8 years). The weighted average share price at date of exercise for options exercised during the year was £1.68 (2006: £1.83).

42 Share-based payments continued

(ii) Reconciliation of movements in options continued

Options over shares in Old Mutual plc (Johannesburg Stock Exchange)	Year ended 31 December 2007 Number of options	Weighted average exercise price	Year ended 31 December 2006 Number of options	Weighted average exercise price
Outstanding at beginning of the year	**37,090,128**	**R15.47**	64,978,907	R14.13
Granted during the year	**7,565,967**	**R23.28**	8,733,523	R21.81
Forfeited during the year	**(688,282)**	**R14.45**	(1,115,896)	R15.24
Exercised during the year	**(10,075,116)**	**R12.41**	(33,584,977)	R14.47
Expired during the year	**(188,543)**	**R17.90**	(1,921,429)	R20.16
Outstanding at end of the year	**33,704,154**	**R18.15**	37,090,128	R15.47
Exercisable at 31 December	**16,199,844**	**R14.08**	5,277,087	R14.86

The options outstanding at 31 December 2007 have an exercise price in the range of R10.80 to R24.78 (2006: R10.80 to R24.78) and a weighted average remaining contractual life of 3.5 years (2006: 3.7 years). The weighted average share price at date of exercise for options exercised during the year was R24.35 (2006: R21.24).

Options over shares in Nedbank Group Ltd	Year ended 31 December 2007 Number of options	Weighted average exercise price	Year ended 31 December 2006 Number of options	Weighted average exercise price
Outstanding at beginning of the year	**42,641,399**	**R108.04**	43,557,432	R102.80
Granted during the year	**8,101,157**	**R141.14**	8,435,773	R117.71
Forfeited during the year	**(2,591,584)**	**R88.30**	(2,367,175)	R83.27
Exercised during the year	**(3,591,323)**	**R80.82**	(2,429,160)	R80.20
Expired during the year	**(61,665)**	**R74.81**	(4,555,471)	R96.54
Outstanding at end of the year	**44,497,984**	**R86.94**	42,641,399	R108.04
Exercisable at 31 December	**2,197,789**	**R93.52**	3,645,448	R101.40

The options outstanding at 31 December 2007 have an exercise price in the range of R45.00 to R282.58 (2006: nil to R172.67) and a weighted average remaining contractual life of 2.9 years (2006: 3.2 years). The weighted average share price at date of exercise for options exercised during the year was R143.43 (2006: R124.00).

Options over shares in Mutual & Federal Insurance Company Ltd	Year ended 31 December 2007 Number of options	Weighted average exercise price	Year ended 31 December 2006 Number of options	Weighted average exercise price
Outstanding at beginning of the year	**7,234,000**	**R18.82**	7,783,050	R18.24
Granted during the year	**317,700**	**R26.04**	1,873,200	R24.30
Forfeited during the year	**(305,500)**	**R19.34**	(504,550)	R20.78
Exercised during the year	**(825,500)**	**R8.18**	(1,917,700)	R7.57
Outstanding at end of the year	**6,420,700**	**R14.49**	7,234,000	R18.82
Exercisable at 31 December	**1,206,900**	**R8.55**	903,400	R4.17

The options outstanding at 31 December 2007 have an exercise price in the range of R3.50 to R27.99 (2006: R3.35 to R29.99) and a weighted average remaining contractual life of 3.7 years (2006: 4.5 years). The weighted average share price at date of exercise for options exercised during the year was R27.12 (2006: R30.67).

42 Share-based payments continued

(iii) Measurements and assumptions

The recognition and measurement principles in IFRS 2 have only been applied to equity settled share arrangements granted post November 2002 in accordance with the transitional provisions in IFRS 1 and IFRS 2. Any options forfeited, exercised or lapsed prior to the IFRS 2 implementation date of 1 January 2005 have not been included in the IFRS 2 valuation.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of share options granted is measured using a Black-Scholes option pricing model.

Share options are granted under a service and non-market based performance condition. Such conditions are not taken into account in the grant date fair value measurement of the share options granted. There are no market conditions associated with the share option grants.

The grant date for the UK and SA Share Option and Deferred Delivery Plan annual awards is deemed to be 1 January in the year prior to the date of issue. As such the Group is required to estimate, at the reporting date, the number and fair value of the options that will be granted in the following year. The fair value of awards expected to be granted in 2008 which will have an IFRS 2 grant date of 1 January 2007, is shown separately below. The grant date for all other awards is the award issue date.

(iv) Option pricing inputs

The following describes the option pricing inputs used for option granted by the Group during the year:

		Number of options granted	Fair value at measurement date	Share price	Exercise price	Expected volatility	Expected life	Expected dividends	Risk-free interest rate
UK Sharesave Scheme	**2007**	**4,376,651**	**£0.45**	**£1.66**	**£1.31**	**26.2%**	**3.7 yrs**	**4.2%**	**5.2%**
	2006	939,625	£0.54	£2.01	£1.53	24.4%	3.3 yrs	3.1%	4.4%
UK Share Option and Deferred Delivery Plan	**2007**	**7,265,654**	**£0.39**	**£1.64**	**£1.63**	**31.6%**	**5.0 yrs**	**4.2%**	**5.1%**
	2006	2,083,894	£0.44	£1.96	£1.93	33.0%	5.0 yrs	3.7%	4.6%
OMSA Management Scheme	**2007**	**7,473,176**	**R6.99**	**R23.28**	**R23.28**	**27.1%**	**5.3 yrs**	**3.0%**	**8.9%**
	2006	8,733,523	R8.21	R21.81	R21.81	30.0%	5.4 yrs	3.0%	8.0%
Old Mutual Namibia Management Scheme	**2007**	**92,791**	**R7.03**	**R23.22**	**R23.22**	**27.2%**	**5.4 yrs**	**3.0%**	**8.9%**
	2006	–	–	–	–	–	–	–	–
Nedbank Group (2005) Share Option Scheme	**2007**	**6,377,666**	**R27.19**	**R134.78**	**R143.16**	**27.0%**	**4.0 yrs**	**4.9%**	**8.6%**
	2006	6,142,374	R28.12	R118.50	R110.71	27.0%	4.0 yrs	4.7%	7.4%
Nedbank Eyethu Black Executive Scheme	**2007**	**160,465**	**R32.93**	**R134.86**	**R139.81**	**28.0%**	**5.8 yrs**	**5.1%**	**9.0%**
	2006	143,775	R29.83	R114.33	R109.57	28.0%	6.0 yrs	5.0%	7.9%
Nedbank Eyethu Black Management Scheme	**2007**	**1,225,244**	**R33.40**	**R134.88**	**R139.13**	**28.0%**	**6.0 yrs**	**5.1%**	**8.8%**
	2006	826,783	R29.12	R112.96	R109.20	28.0%	6.0 yrs	5.0%	8.0%
Nedbank Eyethu Corporate Scheme	**2007**	**300,282**	**R63.59**	**R134.76**	**R108.06**	**27.0%**	**3.9 yrs**	**–**	**9.8%**
	2006	892,130	R55.10	R108.06	R108.06	28.0%	4.8 yrs	–	8.6%
Nedbank Namibia Omufima Black Business Partner Scheme	**2007**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2006	199,929	R42.72	R124.00	R279.25	29.0%	10.0 yrs	–	8.1%
Nedbank Namibia Omufima Affinity Group Scheme	**2007**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2006	74,048	R42.23	R124.00	R282.58	29.0%	10.0 yrs	–	8.1%
Nedbank Namibia Omufima Education Scheme	**2007**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2006	98,730	R42.23	R124.00	R282.58	29.0%	10.0 yrs	–	8.1%
Nedbank Namibia Omufima Black Management Scheme	**2007**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2006	58,004	R40.28	R124.70	R101.29	28.0%	6.0 yrs	4.8%	8.4%
Nedbank UK Long-term Incentive Plan	**2007**	**37,500**	**R33.50**	**R135.00**	**R134.27**	**28.0%**	**5.0 yrs**	**5.3%**	**9.3%**
	2006	–	–	–	–	–	–	–	–
Mutual & Federal Share Option Scheme	**2007**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2006	8,100	R5.25	R4.97	R4.97	27.0%	3.0 yrs	4.5%	7.5%
Mutual & Federal Management Incentive Scheme	**2007**	**317,700**	**R9.15**	**R26.04**	**R26.04**	**34.6%**	**3.0 yrs**	**4.5%**	**8.1%**
	2006	1,865,100	R5.25	R24.38	R24.38	27.0%	3.0 yrs	4.5%	7.5%

All of the above model inputs are expressed as weighted averages. The expected volatility is based on the annualised historic volatility of the share price over a period commensurate with the expected option life, ending on the date of valuation of the option. The expected life assumption is based on the average length of time similar grants have remained outstanding in the past and the type of employees to which awards have been granted.

42 Share-based payments continued

(v) Share-based payment arrangements relating to Skandia

The Company acquired a controlling shareholding in Skandia on 26 January 2006. As at that date, there were 25,725,421 options outstanding over Skandia shares, as a result of employee stock option programmes approved at Skandia's Annual General Meetings. Options under these programmes vested after the completion of either one or three years' service and had a contractual life of either three years and three months or seven years. All options were equity settled, with the exception of synthetic stock options offered to employees in certain countries, which were cash settled. Option holders were not entitled to dividend payments during the vesting period.

Upon the Company's acquisition of its controlling shareholding in Skandia, all outstanding options became vested and had a revised expiry date of 26 July 2006.

The following table presents a reconciliation of movement in options over shares in Skandia from the date of acquisition to the end of 2006:

Options over shares in Skandia	Number of options	Weighted average exercise price
Outstanding at 26 January 2006	25,725,421	80.79kr
Exercised during the year	(5,608,888)	20.33kr
Expired during the year	(20,116,533)	97.65kr
Outstanding at end of the year	–	–

(vi) Share-based payment arrangements relating to US Asset Management

During the year ended 31 December 2007, US Asset Management had the following share-based payment arrangements:

OMAM Affiliate Equity Plan

Equity granted during the year to employees of firms participating in the OMAM Affiliate Equity Plan vests 3 years from the date of grant, conditional upon continued employment over this period. Equity purchased vested immediately. Fair value was determined based on a multiple of prior year earnings. Under the terms of the arrangements, no sooner than 4 years from the date of purchase (for purchased equity) or 4 years from the date of grant (for granted equity) participating employees can sell their equity back to Old Mutual (which acts as a buyer of last resort) at a fixed multiple of prior year earnings, subject to certain restrictions. Accordingly, the schemes are accounted for as cash-settled share-based payments, despite the fact the initial purchase and/or grants of equity are settled in equity instruments.

Acadian Asset Management (AAM)

Class B equity interests in AAM acquired by employees during the year entitle the participating employees to 28.57 per cent of the earnings of AAM in excess of $120 million, and to a liquidation preference proportionate to their shareholding. In consideration for the equity acquired, the participating employees agreed to forego a portion of existing long-term incentive payments owed. The difference between the carrying amount of this consideration and the fair value of the interest acquired was treated as share-based compensation expense. Fair value was determined based on the discounted projected future cash flows of AAM.

Fair value of instruments granted and purchased during the year		Affiliate share purchases	Affiliate share grants	Total minority share in affiliate
	2007	28.6%	–	28.6%
AAM[1]	2006	–	–	–
	2007	2.4%	7.3%	9.7%
OMAM Affiliate Equity Plan	2006	–	–	–
	2007	17	9	26
Total fair value of instruments ($USm)[2]	2006	–	–	–

1 Percentage of Class B equity.
2 Represents fair value in excess of consideration granted for affiliate share purchases.

US Asset Management annual bonus awards

The OMAM Affiliate Equity Plan is incorporated into annual bonus awards of employees at participating firms, which are to be settled partly in cash, and partly in equity. The level of bonus is contingent upon current year financial and individual performance, therefore the vesting period for bonus equity to be granted during 2008 in respect of the 2007 financial year has been determined to commence from 1 January 2007.

It is anticipated that instruments with a fair value of US$2.8 million will be granted during 2008 to firms participating in the OMAM Affiliate Equity Plan based on 2007 financial performance.

42 Share-based payments continued

(vii) Restricted share grants

The following summarises the fair value of restricted shares granted by the Group during the year:

		Number granted	Weighted average fair value
UK Restricted Share Plan	**2007**	**6,112,787**	**£1.63**
	2006	5,358,703	£1.92
OMSA Senior Black Management Scheme	**2007**	**1,865,075**	**R22.56**
	2006	2,355,480	R23.30
OMSA Management Scheme	**2007**	**4,970,627**	**R23.39**
	2006	4,788,114	R21.69
Old Mutual Namibia Management Scheme	**2007**	**37,211**	**R23.31**
	2006	–	–
Old Mutual Namibia Senior Black Management Scheme	**2007**	**439,854**	**R23.36**
	2006	–	–
Old Mutual Namibia Broad-based Employee Scheme	**2007**	**144,000**	**R21.33**
	2006	–	–
Nedbank Group (2005) Matched Share Scheme	**2007**	**179,917**	**R125.10**
	2006	153,960	R114.45
Nedbank Eyethu Black Executive Scheme	**2007**	**72,705**	**R134.83**
	2006	73,726	R115.15
Nedbank Eyethu Black Management Scheme	**2007**	**110,562**	**R134.88**
	2006	75,968	R112.96
Nedbank Eyethu Retail Scheme	**2007**	**2,137**	**R118.41**
	2006	979,726	R99.85
Nedbank Namibia Omufima Black Management Scheme	**2007**	**–**	**–**
	2006	17,396	R124.70
Nedbank Namibia Omufima Broad-based Employee Scheme	**2007**	**–**	**–**
	2006	39,816	R124.70
Mutual & Federal Senior Black Management Scheme	**2007**	**145,770**	**R25.95**
	2006	107,550	R24.89
Mutual & Federal Management Incentive Scheme	**2007**	**95,310**	**R26.04**
	2006	428,510	R24.43
Mutual & Federal Black Business Partners Scheme	**2007**	**2,267,136**	**R27.70**
	2006	3,259,081	R34.25
Mutual & Federal Namibia Broad-based Employee Scheme	**2007**	**–**	**–**
	2006	23,895	R29.40
Mutual & Federal Namibia Black Business Partners Scheme	**2007**	**35,347**	**R26.33**
	2006	248,590	R29.40
Mutual & Federal Namibia Community Scheme	**2007**	**13,092**	**R26.33**
	2006	92,070	R29.40
Mutual & Federal Discretionary Scheme	**2007**	**15,480**	**R26.33**
	2006	108,864	R29.40

The share price at measurement date was used to determine the fair value of the restricted shares. Expected dividends were not incorporated into the measurement of fair value where the holder of the restricted share is entitled to dividends throughout the vesting period.

42 Share-based payments continued

(viii) Annual bonus awards

The UK and South Africa Share Option and Deferred Delivery Plans give rise to annual bonus awards. The level of annual bonus awards is contingent upon the satisfactory completion of individual and Company performance targets, measured over the financial year prior to the date the employees receive the award. The accounting grant date for the SA and UK annual bonus plans (other than the new joiner and newly qualified grants) has therefore been determined as 1 January in the year prior to the date of issue of the grants.

The Group anticipates awards under the South African scheme of 6,456,000 options and 4,721,500 restricted shares. The options have been valued using the Black-Scholes option pricing model, using an at the money option assumption. The restricted shares have been valued using a share price of R22.91.

The Group estimate of the total fair value of the annual bonus expected to be paid in the form of options and restricted shares under the UK Share Option and Deferred Delivery Plan is outlined below. The fair value is determined by making an estimate of the level of bonus to be paid out following the attainment of personal and Company performance conditions.

	Total fair value £m	Vesting period
UK Share Option and Deferred Delivery Plan – restricted shares	5	4.2 years
UK Share Option and Deferred Delivery Plan – options	1	4.2 years

(ix) Financial impact

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Expense arising from equity settled share and share option plans	38	32
Expense arising from cash settled share and share option plans	(2)	25
	36	57
Closing balance of liability for cash settled share awards	26	36
Total intrinsic value liability for vested benefits	10	21

43 Dividends

Dividends paid were as follows:

		£m	
	Note	Year ended 31 December 2007	Year ended 31 December 2006
2005 Final dividend paid – 3.65p per 10p share		–	174
2006 Interim dividend paid – 2.1p per 10p share		–	108
2006 Final dividend paid – 4.15p per 10p share		218	–
2007 Interim dividend paid – 2.3p per 10p share		115	–
Dividends to ordinary equity holders		333	282
Dividends declared to holders of perpetual preferred callable securities	39(ii)	40	39
Dividend payments for the year		373	321

Dividends paid to ordinary equity holders, as above, are calculated using the number of shares in issue at the record date, less treasury shares held in ESOP trusts, life funds of Group companies, Black Economic Empowerment trusts and related undertakings.

As a consequence of the exchange control arrangements in place in certain African territories, dividends to ordinary equity holders on the branch registers of those countries (or, in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The directors are recommending a 2007 final dividend of 4.55p per share, which will be paid on 30 May 2008 to all ordinary equity holders on the register at the close of business on 9 May 2008, being the record date for the dividend. In accordance with IFRS requirements, no provision has been recognised in respect of this dividend.

In March and November 2007, £22 million and £18 million respectively were declared and paid to holders of perpetual preferred callable securities (March 2006: £22 million and November 2006: £17 million).

44 Contingent liabilities

	At 31 December 2007 £m	At 31 December 2006 £m
Guarantees and assets pledged as collateral security	1,489	1,115
Irrevocable letters of credit	426	334
Secured lending	1,052	1,440
Other contingent liabilities	136	213

Nedbank structured financing

Historically a number of the Group's South Africa banking businesses entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service (SARS), although the obligation to pay in the first instance rests with the Group's companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the re-pricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner different to that initially envisaged by the contracting parties. As a result Group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

Skandia Liv

Skandia Liv has submitted claims to Skandia relating to compensation for alleged prohibited profit distributions. These distributions relate to the sale of Skandia Liv's asset management business by Skandia to Den Norske Bank in 2002. The dispute is in arbitration, a ruling is expected in 2008.

American Skandia

The sale of American Skandia to Prudential Financial contained customary representations and warranties. The indemnity in respect of this is limited to US$1 billion. Investigations by various US regulators have given rise to potential settlements and claims in relation to market timing. American Skandia's exposure to market timing is part of a wider investigation of the US industry. The exposure is covered by the aforementioned indemnity which also covers the matter of American Skandia's failure to administer the annuitisation provisions contained in certain contracts. This was an administrative error made by the American Skandia business between 1996 and 2003.

Skandia Liv and American Skandia have been provided for in the acquisition accounting.

45 Commitments

Capital commitments

The Group's capital commitments are detailed in the table below. The Group's management is confident that future net revenues and funding will be sufficient to cover these commitments.

	At 31 December 2007 £m	At 31 December 2006 £m
Investment property	3	1
Property and equipment	66	42

The following table presents the contractual amounts of the Group's off-balance sheet financial instruments that commit it to extend credit to customers.

	At 31 December 2007 £m	At 31 December 2006 £m
Original term to maturity of one term or less	1,588	1,372
Original term to maturity of more than one year	96	52
Other commitments, note issuance facilities and revolving underwriting facilities	237	261

Assets are pledged as collateral under repurchase agreements with other banks and for security deposits relating to local futures, options and stock exchange memberships. Mandatory reserve deposits are also held with local Central Banks in accordance with statutory requirements. These deposits are not available to finance the Groups' day-to-day operations.

46 Related parties

The Group provides certain pension fund, insurance, banking and financial services to related parties. These are conducted on an arm's length basis and are not material to the Group's results.

(i) Transactions with key management personnel, remuneration and other compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the Group. Details of the compensation paid to the Board of Directors as well as their shareholdings in the Company are disclosed in the Remuneration Report on page 82 to 95.

(ii) Key management personnel remuneration and other compensation

		Year ended 31 December 2007		Year ended 31 December 2006
	Number of personnel	Value £000s	Number of personnel	Value £000s
Directors' fees	9	1,014	11	963
Remuneration		13,989		13,533
Cash remuneration	13	8,616	15	9,022
Short-term employee benefits	20	1,319	17	865
Other long-term benefits	12	326	15	849
Share-based payments	17	3,728	11	2,797
		15,003		14,496

		Year ended 31 December 2007		Year ended 31 December 2006
	Number of personnel	Number of options/shares '000s	Number of personnel	Number of options/shares '000s
Share options				
Outstanding at beginning of the year	11	15,458	9	16,061
New appointments	2	1,370	4	2,366
Granted during the year	8	1,888	7	1,104
Exercised during the year	11	(6,110)	10	(3,313)
Lapsed during the year	1	(14)	3	(760)
Outstanding at end of the year	11	12,592	11	15,458

		Year ended 31 December 2007		Year ended 31 December 2006
	Number of personnel	Number of options/shares '000s	Number of personnel	Number of options/shares '000s
Restricted shares				
Outstanding at beginning of the year	13	4,257	8	2,603
New appointments	3	1,333	5	183
Granted during the year	8	1,695	11	1,942
Released during the year	10	(1,015)	3	(471)
Outstanding at end of the year	11	6,270	13	4,257

46 Related parties continued

(iii) Key management personnel transactions

Key management personnel and members of their close family have undertaken transactions with Old Mutual plc and its subsidiaries, jointly controlled entities and associated undertakings in the normal course of business, details of which are given below. For current accounts positive values indicate assets of the individual whilst for credit cards and mortgages positive values indicate liabilities of the individual.

	Year ended 31 December 2007		Year ended 31 December 2006	
	Number of personnel	Value £000s	Number of personnel	Value £000s
Current accounts				
Balance at beginning of the year	7	2,323	2	(116)
Net movement during the year		(2,283)		2,415
Foreign exchange movement		–		24
Balance at end of the year	6	40	7	2,323
Credit cards				
Balance at beginning of the year	4	12	2	8
Net movement during the year		4		6
Foreign exchange movement		–		(2)
Balance at end of the year	5	16	4	12
Mortgages				
Balance at beginning of the year	5	1,643	1	79
Net movement during the year		2,201		1,943
Interest charged		210		93
Less repayments		(2,048)		(299)
Foreign exchange movement		8		(173)
Balance at end of the year	5	2,014	5	1,643
General insurance contracts				
Total premium paid during the year	7	21	5	25
Claims paid during the year	2	11	1	3
Life insurance products				
Total sum assured/value of investment at end of the year	7	3,157	7	1,927
Pensions, termination benefits paid				
Value of pension plan as at end of the year	13	8,404	12	8,501

Various members of key management personnel hold, and/or have at various times during the year held, investments managed by asset management businesses of the Group. These include unit trusts, mutual funds and hedge funds. None of the amounts concerned are material in the context of the funds managed by the Group business concerned, and all of the investments have been made by the individuals concerned either on terms which are the same as those available to external clients generally or, where that is not the case, on the same preferential terms as were available to employees of the business generally.

46 Related parties continued

(iv) Skandia Liv

Livförsäkringsaktiebolaget Skandia (publ) (Skandia Liv), is a related party to the Old Mutual Group. Skandia Liv is a wholly-owned subsidiary of Skandia and its business is conducted on a mutual basis. For the reasons given in the accounting policies Skandia Liv's result is not consolidated in these financial statements.

Material transactions between the Group and the Skandia Liv group in twelve months ended 31 December 2007 were as follows:

1 Agreement in principle and framework agreement on co-operation covering market-related functions and certain staff functions – this involves distribution and distribution support, customer service, market communication, administration of group insurance products, and staff and service functions. Skandia Liv paid £86 million (2006: £104 million) for services rendered under this agreement.
2 Premises – the Group rents office premises from Skandia Liv. The Group paid market rents of £14 million (2006: £13 million) for these premises.
3 Occupational pensions – Skandia Liv provides occupational pensions for the employees of the Group, for which the Group paid £14 million (2006: £12 million).
4 Agreement on IT services – the Group provides IT services to Skandia Liv. The amount charged to Skandia Liv was £7 million (2006: £7 million).
5 With effect on 1 January 2007, Skandia and Skandia Liv entered into a new agreement on the handling of administrative services within the joint-group occupational pensions concept. This agreement entirely supersedes the previous agreement that applied. Under the previous agreement, Skandia outsourced the acquisition and a large share of the administration of unit-linked assurance business in the occupational pensions concept to Skandia Liv. Skandia Liv was remunerated for these services both through policyholder fees and through fees from Skandia. These fees were to cover Skandia Liv's acquisition and administrative costs for this unit-linked assurance. In connection with the new occupational pensions agreement, the parties have agreed that Skandia have paid a sum to release itself from its future payment obligation under the old agreement. A one-time payment of £174 million (SEK2,360 million) has been made by Skandia to Skandia Liv. Through this one-time settlement, the companies have settled all claims pertaining to services in previous years in the aforementioned outsourced business conducted aside from Skandia Liv's ordinary activity as insurer. Skandia has capitalised this payment as an acquisition cost, and the asset will be amortised over the term of the underlying insurance contracts. The payment was financed by a loan from Skandia's subsidiary Skandia Capital, which in turn financed the transaction through a loan from Skandia's parent company, Old Mutual plc.

The balance outstanding at 31 December 2007 due from Skandia Liv is £13 million (2006: £37 million).

Various other arrangements exist between the Group and Skandia Liv, principally in respect of provision of accounting, legal and treasury functions, all of which are transacted on an arm's length basis.

(v) Aka Capital (Proprietory) Limited

A Group subsidiary, Nedbank Ltd, sold its 20 per cent interest in Aka Capital (Proprietary) Limited ("Aka Capital") at arm's length, in August 2006, to the other existing Aka Capital shareholders. These included Mr RJ Khoza, who is a non-executive director of Old Mutual plc, who acquired an additional 4.2 per cent of Aka Capital through a special purpose vehicle (SPV) for R11.0 million. Nedbank Ltd's Capital Investment Committee approved this transaction in line with its mandate in the normal course of business. The funding for the acquisition by Mr Khoza's SPV was financed by Nedbank Ltd on arm's length terms, with R12.8 million of such funding being outstanding at year-end.

47 Principal subsidiaries and Group enterprises

The following table lists the principal Group undertakings whose results are included in the consolidated financial statements. All shares held are ordinary shares and, except for OM Group (UK) Ltd, are held indirectly by the Company.

Name	Nature of business	Percentage holding	Country of incorporation
Old Mutual (South Africa) Ltd	Holding company	100	Republic of South Africa
Old Mutual Life Assurance Company (South Africa) Ltd	Life assurance	100	Republic of South Africa
Old Mutual Life Assurance Company (Namibia) Ltd	Life assurance	100	Namibia
Old Mutual Investment Group (South Africa) (Pty) Ltd	Asset management	100	Republic of South Africa
Nedbank Group Ltd	Banking	58	Republic of South Africa
Nedbank Ltd	Banking	58	Republic of South Africa
Mutual & Federal Insurance Company Ltd	General insurance	85	Republic of South Africa
Old Mutual (US) Holdings, Inc	Holding company	100	Delaware, United States of America
Old Mutual U.S. Life Holdings, Inc	Holding company	100	Delaware, United States of America
OM Financial Life Insurance Company	Life assurance	100	Maryland, United States of America
Old Mutual (Bermuda) Ltd	Life assurance	100	Bermuda
Dwight Asset Management Company	Asset management	100	Delaware, United States of America
Acadian Asset Management[1]	Asset management	100	Massachusetts, United States of America
Barrow, Hanley, Mewhinney & Strauss, Inc	Asset management	100	Nevada, United States of America
OM Group (UK) Ltd	Holding company	100	England and Wales
Skandia Europe and Latin America (Holdings) Ltd	Holding company	100	England and Wales
Skandia Life Assurance Company Ltd	Life assurance	100	England and Wales
Försäkringsaktiebolaget Skandia	Life assurance	100	Sweden
SkandiaBanken AB	Banking	100	Sweden

1 The Group holds 100 per cent Class A shares and 71.43 per cent Class B shares in Acadian Asset Management. The remaining 28.57 per cent Class B shares are held by the employees as described in note 42(vi).

A complete list of subsidiaries is filed with the UK Registrar of Companies with the annual return. All the above companies have a year-end of 31 December.

48 Financial risk

The Group is exposed to financial risk through its financial assets (investments and loans), financial liabilities (investment contracts, customer deposits and borrowings), reinsurance assets and insurance liabilities. The key focus of financial risk management for the Group is ensuring that the proceeds from its financial assets are sufficient to fund the obligations arising from its insurance and banking operations. The most important components of financial risk are credit risk, market risk (arising from changes in equity, and bond prices, interest and foreign exchange rates), and liquidity risk. Market risk arises from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements and/or conditions.

(a) Financial Risk Management strategy and policy

(i) Overview

The Old Mutual Group operates an Enterprise Risk Management (ERM) framework containing the following components:

> a robust risk governance structure;
> risk appetites established at Group and subsidiary level;
> Group-wide risk policies; and
> methodologies that focus on risk identification, risk measurement, risk assessment, action plans, monitoring and reporting. Group risk principles have been established for each major risk category to which the Group is exposed. These are designed to provide management teams across the Group with guiding principles within which to manage risks. Business unit risk policies expand on these principles and contain detailed requirements and/or limits for the specific business unit concerned.

Further details regarding the ERM framework and risk governance procedures are contained in the Directors' Report on Corporate Governance and Other Matters on pages 64 to 81 of this Annual Report and Accounts.

48 Financial risk continued

(a) Financial Risk Management strategy and policy continued

(i) Overview continued

The Group's exposure to financial risk varies according to the nature of its operations and the location of those operations. Consequently the Group's policy is to manage financial risk separately through its principal operations subject to appropriate central corporate monitoring. The Group's operations that incur significant financial risk are:

> Old Mutual plc
> Old Mutual Life Assurance Company South Africa (OMLAC(SA))
> Old Mutual US Life (OMUSL)
> Skandia, through its unit-linked assurance operations
> Mutual & Federal Insurance Company Ltd (M&F)
> Nedbank Group (Nedbank)
> SkandiaBanken

The Group's asset management businesses are exposed to financial risk to some extent due to the impact of market fluctuations on revenue levels, which are a function of the value of client portfolios. This exposure is reduced through asset class and product diversification. Investment risk is borne principally by the client. These asset management businesses, together with the long-term insurance operations in the rest of Africa, do not give rise to significant financial risks relative to the Group as a whole, and are therefore not considered further.

(ii) Old Mutual plc

The principal financial risks Old Mutual plc faces, other than those that it is exposed to through its operating entities, relate to credit risk, liquidity risk and currency risk.

Credit risk arises primarily as a result of the exposure to financial institutions with which Old Mutual plc has deposited surplus cash or entered into other financial arrangements, such as forward foreign exchange transactions or interest rate derivatives. The Old Mutual plc Board controls this risk by setting limits on the level of exposure to individual counterparties.

Liquidity risk is the risk that Old Mutual plc may not be able to pay obligations when due, or provide capital to its subsidiaries when required. Old Mutual plc mitigates this risk by ensuring it maintains liquid assets and/or committed finance facilities sufficient to meet its expected needs.

In terms of currency risk, Old Mutual plc's exposure arises from the fact that the impact on the consolidated results of the Group, insofar as its presentational currency is GBP, whilst the functional currencies of its principal operations are South African Rand, US Dollar, Euro and Swedish Krona. Old Mutual plc seeks to reduce it's consolidated exposure to currency fluctuations by hedging a proportion of the currency translation risk of its net investments in its foreign subsidiaries and anticipated cash flows through currency swaps, currency borrowings and forward foreign exchange contracts. The hedging relationships that qualify for hedge accounting are classified as either cash flow hedges or net investment hedges in the consolidated financial statements. Certain transactions undertaken as hedges do not qualify for hedge accounting. Fair value movements for these derivatives are accounted for in the income statement.

(iii) Insurance operations

The principal financial risks faced by the insurance operations are credit risk, market risk and liquidity risk and, to the extent that those operations have overseas operations with different functional currencies, currency risk.

Each of the insurance operations manages their financial risks using asset and liability management (ALM) frameworks aimed at matching assets to the liabilities arising as a result of the various type of benefits payable to policyholders, as well as seeking to maximise the return on shareholders' funds, all within an acceptable risk framework.

The insurance operations retain substantial financial exposures to the extent that the benefits payable to policyholders are not linked to the performance of the underlying assets and/or policyholders enjoy options embedded in their contracts that are not matched by identical options in their investment portfolios. These exposures include liquidity risk (for example where the durations of assets do not match those of the policyholder liabilities they seek to match), credit risk (where changes in credit quality of asset portfolios or credit losses cannot be passed on to policyholders) and market risk (for example in respect of equity holdings in shareholders' funds).

(iv) Banking operations

The Group's banking operations incur credit, interest rate and liquidity risk by accepting deposits from customers at both fixed and floating rates and for various periods and seeks to earn above average interest margins by consolidating them and investing in a range of assets, often for longer periods, whilst maintaining sufficient liquidity to meet all claims that might fall due.

Nedbank also incurs credit exposures as a result of entering into guarantees and other commitments such as letters of credit and performance, and other bonds. Nedbank also trades in financial instruments, taking positions in traded and over the counter instruments including derivatives, in order to take advantage of short-term market movements in equity, bond, currency, interest rate and commodity prices.

Each of the banking operations manages their financial risks using an asset and liability management framework, conducted through formal structures appropriate to their individual businesses.

48 Financial risk continued

(b) Capital risk management

(i) Overview

The Group actively manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. It is critical that the Group's capital management policies are aligned with the Group's overall strategy, business plans and risk appetite. The Group has a business planning process that runs on an annual cycle with regular updates to projections. It is through this process, which includes risk and sensitivity analyses of forecasts, that the operating businesses gain approval from the Old Mutual plc Board for their requests for capital.

In terms of general policy, each regulated business is required to hold, as a minimum, capital sufficient to meet the requirements of any applicable regulator in the jurisdictions in which it operates, together with such additional capital as management believes is necessary to ensure that obligations to policyholders and/or clients can always be met on a timely basis. In addition, Old Mutual plc ensures that it can meet its expected capital and financing needs at all times, having regard to the Group's business plans, forecasts and any strategic initiatives.

The Group's Capital Management Committee (GCMC) reviews the capital structure regularly. As part of the review the committee considers the cost of capital and the risks associated with each class of capital. Based on the recommendations of the committee, the Group will balance its overall capital structure through the payment of dividends, new share issues, share buybacks as well as the issue of new debt or the redemption of existing debt. Measures that inform the GCMC's views on the appropriate level of capital for the Group includes shareholder performance objectives, regulatory capital requirements, internal economic capital measures, rating agency expectations and general views on maintaining financial flexibility.

The GCMC is a sub-committee of the Executive Committee of the Board, established to set an appropriate framework and guidelines to ensure the appropriate management of capital, to allocate capital to the various businesses, and to monitor return on allocated capital for each business relative to the agreed hurdle rate. The GCMC comprises the Chief Executive and Group Finance Director of Old Mutual plc together with certain executives drawn from Old Mutual plc and/or its subsidiaries. Meetings are held as circumstances require and are the body through which requests for capital are submitted outside the business plans.

Management regularly monitors the capital requirements of the Group, taking account of future balance sheet growth, profitability, projected dividend payments and any anticipated regulatory changes, in order to ensure that the Group is at all times able to meet the forecast future minimum capital requirements.

(ii) Old Mutual plc

Old Mutual plc is the holding company of the Group and is responsible for the raising and allocation of capital in line with the Group's capital management policies set out above and for ensuring the operational funding and regulatory capital needs of the holding company and its subsidiaries are met at all times.

(iii) Long-term insurance business operations

The regulatory capital position of the Group's long-term insurance operations, based on latest estimates, is summarised as follows:

£m

	At 31 December 2007			At 31 December 2006		
	South Africa	United States	Europe	South Africa Restated	United States	Europe
Equity shareholders' funds	3,980	1,191	3,699	4,053	1,253	2,997
Adjustments to a regulatory basis:						
Inadmissible assets	(22)	(154)	(1,049)	(20)	(140)	(897)
Other adjustments	(831)	(570)	(1,505)	(1,040)	(704)	(1,156)
Total available capital resources	3,127	467	1,145	2,993	409	944
Total capital requirements – local regulatory basis	(886)	(126)	(211)	(872)	(185)	(249)
Overall excess of capital resources over requirements	2,241	341	934	2,121	224	695

£m

	At 31 December 2007			At 31 December 2006		
	South Africa	United States	Europe	South Africa Restated	United States	Europe
Capital position at 1 January	2,993	409	944	3,079	487	–
Earnings after tax	535	19	238	1,026	61	(26)
Change in admissible assets and other adjustments	194	62	(75)	(202)	(165)	(30)
Additions from business combinations	–	–	–	–	–	991
(Capital redemptions)/new capital	–	(19)	3	–	85	–
Dividends	(613)	–	–	(232)	–	–
Foreign exchange movements	18	(4)	35	(678)	(59)	9
Capital position at 31 December	3,127	467	1,145	2,993	409	944

48 Financial risk continued

(b) **Capital risk management** continued
(iii) Long-term insurance business operations continued

South Africa

The amounts disclosed above represent the capital position of OMLAC(SA) and the life business in Namibia. The calculations are determined in accordance with the requirements of the South African Financial Services Board, using reliable estimates of the regulatory adjustments, as the relevant regulatory returns have yet to be completed. At 31 December 2007, OMLAC(SA)'s excess assets was 3.5 times (2006: 3.7 times) the Statutory Capital Adequacy Requirement (SCAR), after allowing for reliable estimates of statutory limitations on the value of certain assets.

OMLAC(SA)'s shareholders' funds include its investments in Nedbank (£1,633 million (2006: £1,521 million)) and M&F (£404 million (2006: £457 million)). In addition, £516 million (2006: £506 million) is invested in the Group's loan notes and £194 million (2006: £475 million) is held in intercompany loans. All intercompany loans are immediately repayable and subject to commercial terms and conditions, with the exception that interest may be waived in certain circumstances.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund, maintaining the minimum statutory capital adequacy requirement and foreign exchange controls, as determined by the South African Reserve Bank.

The statutory solvency requirement for Namibia is N$4 million (£0.3 million) (2006: N$4 million (£0.3 million)). This has been determined in accordance with local statutory rules.

United States

In the case of OMUSL, the amounts disclosed above represent the consolidated capital position of the OMUSL group of companies, including Old Mutual Financial Life Insurance Company, Old Mutual Financial Life Insurance Company of New York, OMNIA Life Insurance Company, Americom Life & Annuity Insurance Company, Old Mutual (Bermuda) Limited and Old Mutual Reassurance (Ireland) Limited. The calculations have been determined on the basis of local regulatory requirements for the United States, Bermuda and Ireland accordingly.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the entities and the requirement to maintain the minimum statutory capital requirements.

Europe

In the case of Skandia, the amounts disclosed above represent the consolidated capital position of Skandia's unit-linked assurance operations in the United Kingdom, Scandinavia and Continental Europe. The calculations have been determined on the basis of local regulatory requirements for the territories in question.

The amount of the surplus available to be distributed as dividends to the ultimate parent, Old Mutual plc, is subject to available distributable reserves within the shareholders' fund and maintaining the minimum statutory capital adequacy requirements for the territories in question.

(iv) Banking operations

The regulatory capital position of the Group's banking operations, based on latest estimates, is summarised as follows:

				£m
	2007		2006	
Banking business	Africa	Europe	Africa	Europe
Equity shareholder funds	**1,357**	**221**	1,103	145
Eligible subordinated debt	**546**	**94**	377	90
Inadmissible assets	**–**	**(2)**	–	(2)
Other adjustments	**(20)**	**11**	(40)	26
Total capital resources	**1,883**	**324**	1,440	259
Total capital requirement	**(1,375)**	**(194)**	(1,070)	(220)
Excess of capital resources over capital requirement	**508**	**130**	370	39
Capital position at 1 January	**1,440**	**259**	1,285	–
Earnings after tax and other increases in reserves	**333**	**74**	161	6
Change in admissible assets	**(35)**	**(20)**	155	21
Additions from business combinations	**–**	**–**	–	140
New capital	**63**	**–**	73	90
Net issue of subordinated debt	**169**	**–**	–	–
Dividends paid	**(94)**	**–**	(30)	–
Foreign exchange movements	**7**	**11**	(204)	2
Capital position at 31 December	**1,883**	**324**	1,440	259

The above amounts represent the capital positions of Nedbank Limited (including the London branch), Imperial Bank Limited and SkandiaBanken AB. The calculations have been determined on the basis of local regulatory requirements for the territories in question, and reflect the Group's percentage ownership.

48 Financial risk continued

(c) Credit risk

(i) Overall exposure to credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligation resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the financial loss from defaults. The Group's exposure and credit rating of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group does not have significant credit exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Nedbank's lending portfolio forms the substantial part of the Group's loans and advances, analysed below. Credit risk represents the most significant risk type facing Nedbank, accounting for over 70 per cent of its economic capital requirements. Nedbank's credit risk profile is managed in terms of its credit risk management framework, which encompasses comprehensive credit policy, mandate (limits) and governance structures, and is approved by the Nedbank Board.

The other major source of credit risk arises predominantly in the Group's insurance operations' portfolios of debt and similar securities along with those portfolios of debt instruments held by the banking operations. Credit risk for these portfolios is managed with reference to established credit rating agencies with limits placed on exposures to below investment grade holdings.

Other than the above, the Group has other limited credit risk exposures in respect of amounts due from policyholders, intermediaries and reinsurers. None of the long-term business operations cedes significant risk through reinsurance and any loans to policyholders are secured on the surrender value of the relevant policies. The credit risk exposure of the Group's South Africa general insurance business, classified as non-current assets held-for-sale, is included in the analysis below.

The table below represents the Group's maximum exposure to credit risk, without taking into account the value of any collateral obtained. The total credit exposure also includes potential exposure arising from financial guarantees given by the Group and undrawn loan commitments, which are not yet reflected in the Group's balance sheet.

	£m	
	At 31 December 2007	At 31 December 2006
Mandatory reserve deposits with central banks	615	515
Reinsurers' share of long-term business policyholder liabilities	1,394	1,314
Reinsurers' share of general insurance liabilities	66	57
Deposits held with reinsurers	215	247
Loans and advances	30,690	26,438
Home loans	12,083	9,780
Commercial mortgages	4,415	3,392
Properties in possession	23	10
Credit cards	541	391
Overdrafts	990	1,075
Policyholder loans	204	192
Other loans to clients	4,729	3,167
Net finance lease and installment debtors	3,866	3,468
Preference shares and debentures	689	500
Factoring accounts	36	61
Trade, other bills and bankers' acceptances	135	309
Term loans	2,988	3,973
Remittances in transit	14	12
Deposits placed under reverse repurchase agreements	429	490
Less: impairment of advances	(452)	(382)
Investments and securities	27,802	26,468
Government and government-guaranteed securities	7,234	6,675
Other debt securities, preference shares and debentures	16,905	16,240
Short-term funds and securities treated as investments	3,489	3,307
Other	174	246
Other assets	1,737	3,141
Derivative financial instruments – assets	1,527	1,263
Cash and cash equivalents	3,501	3,101
Financial guarantees and other credit related contingent liabilities	1,691	1,324
Loan commitments and other credit related commitments	4,683	4,210
	73,921	68,078

(c) Credit risk continued

(ii) Loans and advances

The table below gives an age analyses of the gross value of loans and advances (before impairment provisions) recognised in the Group's consolidated balance sheet, representing primarily the exposures of the Group's banking operations.

	£m	
	At 31 December 2007	At 31 December 2006
Neither past due nor impaired	29,794	25,724
Past due but not impaired	559	539
Past due but less than 1 month	338	92
Past due, greater than 1 month but less than 3 months	74	446
Past due, greater than 3 months but less than 6 months	22	–
Past due, greater than 6 months but less than 1 year	39	1
Past due more than 1 year	86	–
Impaired loans and advances	789	557
Total of gross loans and advances	31,142	26,820

For the Group's loans and advances portfolios, the type of collateral taken depends on the type of product (loan class) and the credit quality of the individual borrower. For credit cards, overdrafts, and term loans generally there is no security taken. For asset backed finance, mortgage loans, and lease and installment debtors, security is usually taken by way of a charge over the underlying assets.

(iii) Debt instruments and similar securities

The following table shows an analysis of the Group's portfolio of debt and similar securities according to their credit rating (Standard & Poor's or equivalent), by investment grade.

At 31 December 2007	Government and government-related securities	Other debt securities, preference shares and debentures	Short-term funds and securities	Total
Investment grade (AAA to BBB)	5,122	14,229	2,969	22,320
Sub-investment grade (BB and lower)	–	296	–	296
Not rated	2,112	2,380	520	5,012
	7,234	16,905	3,489	27,628

At 31 December 2006	Government and government-related securities	Other debt securities, preference shares and debentures	Short-term funds and securities	Total
Investment grade (AAA to BBB)	6,627	11,518	3,027	21,172
Sub-investment grade (BB and lower)	–	993	10	1,003
Not rated	2,042	1,735	270	4,047
	8,669	14,246	3,307	26,222

48 Financial risk continued

(c) Credit risk continued
(iii) Debt instruments and similar securities continued

An age analysis of the above portfolio is set out below.

£m	At 31 December 2007	At 31 December 2006
Neither past due nor impaired	**27,628**	26,222
Past due but not impaired	–	–
Past due but less than 1 month	–	–
Past due, greater than 1 month but less than 3 months	–	–
Past due, greater than 3 months but less than 6 months	–	–
Past due, greater than 6 months but less than 1 year	–	–
Past due more than 1 year	–	–
Impaired instruments	–	–
Total debt instruments and similar securities	**27,628**	26,222

In general, no collateral is taken in respect of the Group's holdings of debt instruments and similar securities.

(iv) Reinsurance assets

The following table shows an analysis of the Group's balance sheet exposure to reinsurers according to the individual reinsurers' credit rating (Standard & Poor's or equivalent).

At 31 December 2007	**Reinsurers' share of long-term business policyholder liabilities**	**Reinsurers' share of general insurance liabilities**	**Deposits held with reinsurers**	**Total**
Investment grade (AAA to BBB)	**1,375**	**66**	**215**	**1,656**
Sub-investment grade (BB and lower)	**1**	–	–	**1**
Not rated	**18**	–	–	**18**
	1,394	**66**	**215**	**1,675**

At 31 December 2006	Reinsurers' share of long-term business policyholder liabilities	Reinsurers' share of general insurance liabilities	Deposits held with reinsurers	Total
Investment grade (AAA to BBB)	1,314	57	247	1,618
	1,314	57	247	1,618

An age analysis of the above portfolio is set out below.

£m	At 31 December 2007	At 31 December 2006
Neither past due nor impaired	**1,668**	1,618
Past due but not impaired	**7**	–
Past due but less than 1 month	–	–
Past due, greater than 1 month but less than 3 months	–	–
Past due, greater than 3 months but less than 6 months	–	–
Past due, greater than 6 months but less than 1 year	**7**	–
Past due more than 1 year	–	–
Impaired reinsurance assets	–	–
Total reinsurance assets	**1,675**	1,618

Collateral is not taken against reinsurance assets or deposits held with reinsurers other than in limited circumstances.

(c) Credit risk continued

(v) Collateral and other credit enhancements obtained

Set out below is an analysis of the collateral obtained and held at the end of the year, principally in respect of defaults by banking customers. It is the policy of the banking operations to dispose of the collateral held in the most efficient way possible, subject to suitable levels of recovery, in order to limit the extent of the losses on amounts advanced.

	£m	
	At 31 December 2007	At 31 December 2006
Nature and carrying amount of assets held		
Residential property	22	10
Deposits owing to reinsurers	9	9
Other	4	–
	35	19

(d) Market risk

(i) Overview

Market risk is the risk of an adverse financial impact arising from the changes in values of financial assets or financial liabilities from changes in equity, bond and property prices, interest rates and foreign exchange rates. Market risk arises differently across the Group's businesses depending on the types of financial assets and liabilities held.

Each of the Group's business units has an established set of policies, principles and governance processes to manage market risk within their individual businesses and in accordance with their local regulatory requirements. A monitoring process established at a Group level overlies these individual approaches to the management of market risk.

The impacts of changes in market risk are monitored and managed by way of sensitivity analyses, through the business units' own regulatory processes, with reference to the Group's economic capital processes, and by other means. The sensitivity of the Group's earnings, capital position and embedded value is monitored through the Group's embedded value reporting processes.

(ii) Insurance operations

For the Group's insurance operations, equity and property price risk and interest rate risk (on the value of the securities) are modelled in accordance with the Group's risk-based capital practices, which require sufficient capital to be held in excess of the statutory minimum to allow the Group to manage significant equity exposures.

In South Africa the stock selection and investment analysis process is supported by a well-developed research function. For fixed annuities, market risks are managed where possible by investing in fixed interest securities with a duration closely corresponding to those liabilities. Market risk on policies that include specific guarantees and where shareholders carry the investment risk, principally reside in the South African guaranteed non-profit annuity book, which is closely matched with gilts and semi-gilts. Other non-profit policies are also suitably matched based upon comprehensive investment guidelines. Market risk on with-profit policies, where investment risk is shared, is minimised by appropriate bonus declaration practices.

In the US, for fixed annuities, policyholder option risk is managed by investing in fixed securities with durations within a half-year of the duration of the liabilities. Cash flows in any period are closely aligned to ensure any mismatch is not material. In addition, extensive interest rate scenario testing is carried out, as required by US regulatory authorities, in order to ensure that the amounts reserved are sufficient to meet the guaranteed obligations. The guaranteed returns provided under equity index annuities are dynamically hedged to ensure a close matching of option or futures payoffs to the liability growth. Hedging positions are reviewed daily to re-adjust them as necessary.

In Skandia's unit-linked assurance operations, the Group has limited exposure to the volatility from equity markets, because in the main, equity price risk is borne by policyholders (subject to the impact on asset-based fees charged on policyholder funds). In respect of Skandia's shareholders' funds, equity price risks are addressed in Skandia's investment policy, which provides for very limited opportunity for business units to invest their own capital in equities or in units in equity funds.

In some areas of Skandia's business, most notably its traditional life insurance business, Skandia is exposed to market risks arising from various forms of guarantees. Typically the policyholder is guaranteed a certain return regardless of the asset return achieved during the term of the policy. These risks are closely monitored and mitigated by applying asset and liability management techniques, ensuring that the proceeds from sale of assets are sufficient to meet the obligations to policyholders.

Sensitivities to adverse impacts of changes in market prices arising in the Group's insurance operations are set out in the European Embedded Value supplementary basis information section of the Annual Report and Accounts on pages 259 to 261.

48 Financial risk continued

(d) Market risk continued
(iii) Banking operations
The principal market risks arising in the Group's banking operations arise from:

> trading risk in Nedbank Capital; and
> banking book interest rate risk arises from repricing and/or maturity mismatches between on and off-balance sheet components in all banking businesses.

A comprehensive market risk framework is used to ensure that market risks are understood and managed. Governance structures are in place to achieve effective independent monitoring and management of market risk.

Trading risk
Market risk exposures from trading activities at Nedbank Capital are measured using Value-at-Risk (VaR), supplemented by sensitivity analysis, and stress-scenario analysis, and limit structures are set accordingly.

The VaR risk measure estimates the potential loss in pre-tax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99 per cent VaR number used by Nedbank represents the overnight loss that has less than 1 per cent chance of occurring under normal market conditions.

Historical VaR (one-day, 99 per cent) by risk type	Average	Minimum	Maximum	Year-end £m
At 31 December 2007				
Foreign exchange	0.2	–	0.5	0.3
Interest rate	1.0	0.7	1.6	1.0
Equity products	0.9	0.4	2.0	0.5
Diversification	(0.3)	–	–	(0.2)
Total VaR exposure	1.8	1.1	4.1	1.6

Historical VaR (one-day, 99 per cent) by risk type	Average	Minimum	Maximum	Year-end £m
At 31 December 2006				
Foreign exchange	0.2	0.1	0.5	0.1
Interest rate	1.3	0.6	1.8	0.9
Equity products	1.2	0.4	2.2	1.6
Diversification	(0.5)	–	–	(0.4)
Total VaR exposure	2.2	1.1	4.5	2.2

(d) **Market risk** continued
(iii) Banking operations continued
Banking book interest rate risk

Banking book interest rate risk at Nedbank arises because:

> the bank writes a large quantum of prime-linked assets and raises fewer prime-linked deposits;
> funding is prudently raised across the curve at fixed-term deposit rates that reprice only on maturity;
> short-term demand-funding products reprice to different short-end base rates;
> certain ambiguous maturity accounts are non-rate-sensitive; and
> the bank has a mismatch in net non-rate-sensitive balances, including shareholders' funds, that do not reprice for interest rate changes.

Nedbank uses standard analytical techniques to measure interest rate sensitivity within its banking book. This includes static reprice gap analysis and a point-in-time interest income stress testing for parallel interest rate moves over a forward-looking 12-month period. At 31 December 2007 the sensitivity of the banking book to a 1 per cent parallel reduction in interest rates was 1.7 per cent (2006: 2.3 per cent) of Nedbank's total equity.

The table below shows the repricing profile of Nedbank's banking book balance sheet, which highlights the fact that assets reprice quicker than liabilities following derivative hedging activities.

£m

Interest rate repricing gap	Up to 3 months	3<6 months	6 months < 1 year	1<5 years	Over 5 years	Trading and non-rate	Total
At 31 December 2007							
Total assets	27,972	343	288	1,699	911	4,720	35,933
Total liabilities and shareholders' funds	20,683	1,348	3,186	1,166	407	8,743	35,933
Interest rate hedging activities	(3,122)	1,777	2,557	(998)	(214)	–	–
Repricing profile	4,166	(128)	(342)	35	291	(4,022)	–
Cumulative repricing profile	4,166	4,038	3,696	3,731	4,022	–	–
Expressed as a % of total assets	11.6	11.2	10.3	10.4	11.2	–	–

£m

Interest rate repricing gap	Up to 3 months	3<6 months	6 months < 1 year	1<5 years	Over 5 years	Trading and non-rate	Total
At 31 December 2006							
Total assets	21,786	291	362	1,805	786	6,043	31,073
Total liabilities and shareholders' funds	17,639	1,110	2,219	582	153	9,370	31,073
Interest rate hedging activities	262	501	492	(772)	(483)	–	–
Repricing profile	4,409	(318)	(1,365)	450	150	(3,326)	–
Cumulative repricing profile	4,409	4,091	2,726	3,176	3,326	–	–
Expressed as a % of total assets	14.2	13.2	8.8	10.2	10.7	–	–

SkandiaBanken has low sensitivity to interest rate risk. The majority of SkandiaBanken's deposit taking and lending activity, after risk coverage, is short-term, which means that interest rates are changed to reflect the situation in the money market. The interest rate risk that arises from mismatching of fixed rates of interest is reduced through interest rate swap agreements.

48 Financial risk continued

(e) Currency risk

The Group is exposed to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The principal foreign currency risk arises from the fact that the Group's functional currency is GBP, whereas the functional currencies of its principal operations are South African Rand, US Dollar, Swedish Krona and Euro. The Group reduces this risk through the use of currency swaps, currency borrowings and forward foreign exchange contracts.

The table below shows the Group's balance sheet by major currency at 31 December 2007.

At 31 December 2007	ZAR	GBP	USD	Euro	SEK	Other	£m Total
Assets							
Goodwill and other intangible assets	446	1,732	1,105	866	1,190	120	5,459
Mandatory reserve deposits with central banks	611	–	–	–	–	4	615
Property, plant and equipment	530	24	20	5	3	26	608
Investment property	1,117	361	–	–	–	1	1,479
Deferred tax assets	120	41	431	17	77	(3)	683
Investments in associated undertakings and joint ventures	66	25	–	–	–	(10)	81
Deferred acquisition costs	96	513	1,423	138	13	70	2,253
Reinsurers' share of long-term business policyholder liabilities	17	702	663	1	4	7	1,394
Reinsurers' share of general insurance liabilities	–	–	–	–	–	–	–
Deposits held with reinsurers	–	–	213	–	–	–	213
Loans and advances	24,831	373	1,610	106	1,309	2,458	30,687
Investments and securities	26,347	28,465	20,253	5,958	7,699	1,498	90,220
Current tax receivable	7	68	–	1	–	7	83
Client indebtedness for acceptances	158	–	4	–	–	3	165
Other assets	1,126	314	502	140	40	59	2,181
Derivative financial instruments – assets	700	98	647	66	15	1	1,527
Cash and cash equivalents	861	1,722	371	114	(174)	575	3,469
Non-current assets held-for-sale	542	6	4	6	526	533	1,617
	57,575	34,444	27,246	7,418	10,702	5,349	142,734
Liabilities							
Long-term business policyholder liabilities	25,663	31,347	13,862	2,976	7,773	2,630	84,251
General insurance liabilities	–	–	–	–	–	–	–
Third party interests in consolidation of funds	488	1,406	147	–	1,506	–	3,547
Borrowed funds	1,076	384	132	580	177	4	2,353
Provisions	155	165	79	4	82	14	499
Deferred revenue	28	340	–	58	–	36	462
Deferred tax liabilities	405	339	399	160	100	10	1,413
Current tax payable	176	119	8	6	4	7	320
Other liabilities	3,187	1,621	938	172	169	93	6,180
Liabilities under acceptances	158	1	4	–	–	2	165
Amounts owed to bank depositors	24,672	696	1,786	138	1,700	2,825	31,817
Derivative financial instruments – liabilities	949	105	621	4	37	–	1,716
Non-current liabilities held-for-sale	358	–	–	6	–	50	414
	57,315	36,523	17,976	4,104	11,548	5,671	133,137

48 Financial risk continued

(e) Currency risk continued

At 31 December 2006	ZAR	GBP	USD	Euro	SEK	Other	£m Total
Assets							
Goodwill and other intangible assets	380	1,877	1,092	954	1,044	20	5,367
Mandatory reserve deposits with central banks	515	–	–	–	–	–	515
Property, plant and equipment	445	20	14	12	6	2	499
Investment property	789	347	–	2	–	11	1,149
Deferred tax assets	97	12	328	14	58	2	511
Investments in associated undertakings and joint ventures	69	19	–	–	–	(5)	83
Deferred acquisition costs	82	302	1,094	81	5	14	1,578
Reinsurers' share of long-term business policyholder liabilities	16	616	672	3	7	–	1,314
Reinsurers' share of general insurance liabilities	51	–	–	–	–	6	57
Deposits held with reinsurers	5	–	28	–	214	–	247
Loans and advances	20,144	262	1,946	7	3,680	399	26,438
Investments and securities	23,391	25,710	19,359	5,234	6,508	1,713	81,915
Current tax receivable	15	28	7	5	4	1	60
Client indebtedness for acceptances	182	3	3	–	–	–	188
Other assets	1,565	20	1,352	106	56	7	3,106
Derivative financial instruments – assets	1,140	2	105	1	15	–	1,263
Cash and cash equivalents	983	1,472	309	140	165	32	3,101
Non-current assets held-for-sale	36	–	–	1,129	–	–	1,165
	49,905	30,690	26,309	7,688	11,762	2,202	128,556
Liabilities							
Long-term business policyholder liabilities	23,524	24,628	16,038	4,576	5,490	1,009	75,265
General insurance liabilities	242	–	–	6	–	17	265
Third party interests in consolidation of funds	294	1,064	269	740	674	–	3,041
Borrowed funds	782	508	127	347	214	–	1,978
Provisions	197	197	2	12	126	8	542
Deferred revenue	23	227	–	24	–	9	283
Deferred tax liabilities	359	390	349	170	118	7	1,393
Current tax payable	139	115	19	6	(3)	7	283
Other liabilities	760	1,061	2,154	172	319	2,781	7,247
Liabilities under acceptances	180	3	3	–	–	2	188
Amounts owed to bank depositors	20,431	596	2,024	–	3,819	260	27,130
Derivative financial instruments – liabilities	1,026	16	6	8	15	–	1,071
Non-current liabilities held-for-sale	31	–	–	1,076	–	–	1,107
	47,988	28,805	20,991	7,137	10,772	4,100	119,793

A 10 per cent deterioration in the value of the major currencies shown above in relation to GBP would result in a reduction in the Group's consolidated equity holders' funds of £1,810 million (2006: £1,007 million), and a similar decline in the average exchange rates for the year (as set out in note 2) would have led to a reduction in Adjusted operating profit of £146 million (2006: £133 million).

(f) Liquidity risk

Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity by maintaining adequate reserves, banking facilities and continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Individual businesses separately maintain and manage their local liquidity requirements according to their business needs, within the overall liquidity framework established by Old Mutual plc.

The contractual maturities of the Group's financial liabilities are set out in the appropriate notes to the financial statements.

(g) Fiduciary activities

The Group provides custody, trustee, corporate administration, and investment management and advisory services to third parties that involve the Group making allocation and purchase and sale decisions in relation to a wide range of financial instruments. Those assets that are held in a fiduciary capacity are not included in these financial statements. Some of these arrangements involve the Group accepting targets for benchmark levels of returns for the assets under the Group's care. These services give rise to the risk that the Group will be accused of misadministration or under-performance. Total funds under management are disclosed in note 3(iv).

49 Insurance risk

The Group assumes insurance risk by issuing insurance contracts, under which the Group agrees to compensate the policyholder or other beneficiary if a specified uncertain future event (the insured event) affecting the policyholder occurs. Insurance risk includes mortality and morbidity risk in the case of long-term business or risk of loss (from fire, accident, or other source) in the case of general insurance.

For accounting purposes insurance risk is defined as risk other than financial risk. Contracts issued by the Group may include both insurance and financial risk; contracts with significant insurance risk are classified as insurance contracts, while contracts with no or insignificant insurance risk are classified as investment contracts. The Group's approach to financial risk management has been described in note 48.

(a) Risk management objectives and policies for mitigating insurance risk

The Group's exposure to insurance risk varies depending on the nature of its operations and their location. Consequently the Group's policy is to manage insurance risk separately through its principal operations, subject to appropriate central Corporate supervision and monitoring. The Group's principal operations that incur significant insurance risk are:

> OMLAC (SA) – long-term insurance in South Africa
> Old Mutual US Life – long-term insurance in the United States
> Mutual & Federal – general insurance in South Africa

The Group's other insurance operations include long-term insurance in Skandia's unit-linked assurance operations in Scandinavia, the United Kingdom, Continental Europe and Latin America, Namibia, and Rest of World but do not give rise to significant insurance risks relative to the Group as a whole. Exposure to insurance risk in Skandia's unit-linked assurance operations is limited, as the unbundled insurance component of those products is insignificant in comparison to the rest of the Old Mutual Group.

Whilst in general the Europe long-term businesses incur only limited insurance risk, the Nordic long-term business does have a portfolio of defined benefit contracts that include guaranteed minimum fund values. The time-value of these guarantees have been valued using closed form solutions.

The Group effectively manages its insurance risks through the following mechanisms:

> the diversification of business over several classes of insurance and a number of geographical segments and large numbers of uncorrelated individual risks, by which the Group seeks to reduce variability in loss experience;
> the maintenance and use of sophisticated management information systems, which provide current data on the risks to which the business is exposed;
> actuarial models, which use the above information to calculate premiums and monitor claims patterns. Past experience and statistical methods are used;
> guidelines for concluding insurance contracts and assuming insurance risks. These include underwriting principles and product pricing procedures;
> reinsurance, which is used to limit the Group's exposure to large single claims and catastrophes. When selecting a reinsurer, consideration is given to those companies that provide high security. In order to assess this, rating information from both public and private sources is used; and
> the mix of assets, which is driven by the nature and term of the insurance liabilities. The management of assets and liabilities is closely monitored to ensure that there are sufficient interest bearing assets to match the guaranteed portion of liabilities. Hedging instruments are used at times to limit exposure to equity market and interest rate movements.

(b) Terms and conditions of long-term insurance business – South Africa and United States

The terms and conditions attaching to insurance contracts determine the level of insurance risk accepted by the Group. The following tables outline the general form of terms and conditions that apply to contracts sold in each category of business, and the nature of the risk incurred by the Group.

South Africa

Category	Essential terms	Main risks	Policyholder guarantees	Policyholder participation in investment return
Individual Life Flexi business with cover	Mortality/morbidity rates may be repriced (regular premium contracts)	Mortality, morbidity	Some investment performance, cover and annuity guarantees	Varies[1]
Conventional with cover	Charges fixed at inception and cannot be changed	Mortality, morbidity	Some investment performance and annuity guarantees	Varies[1]
Greenlight	Charges fixed at inception and cannot be changed for a specified term	Mortality, morbidity, expense	Rates fixed for a specified number of years	None
Group Schemes – funeral cover	Charges fixed at inception and cannot be changed for a specified number of years	Mortality including HIV/AIDS, expense	Rates fixed for a specified number of years	None
Employee Benefits – Group Assurance	Rates are annually renewable	Mortality, morbidity	No significant guarantees, except for PHI claims in payment for which benefit payment schedule is guaranteed	None
Non-profit annuity	Regular benefit payments guaranteed in return for consideration	Mortality, investment	Benefit payment schedule is guaranteed	None
With-profit annuity	Regular benefit payments participating in profits in return for consideration	Investment	Underlying pricing interest rate is guaranteed. Declared bonuses cannot be reduced	Yes[2]

1 The extent of the Group's discretion as to the allocation of investment return to policyholders varies based on the type of contract. Where the contracts are pure risk type, there is no sharing of investment returns. For other contracts, investment return is attributed to the policyholder. Declared bonuses may be either vesting and/or non-vesting (in which case they can be removed in adverse circumstances).

2 Smoothed bonus products constitute a significant proportion of the business. Particular attention is paid to ensuring that the declaration of bonuses is done in a responsible manner, such that sufficient reserves are retained for bonus smoothing purposes. Investment returns not distributed after deducting charges are credited to bonus smoothing reserves, which are used to support subsequent bonus declarations.

United States

Category	Essential terms	Main risks	Policyholder guarantees	Policyholder participation in investment return
Life term	Renewable term products offering coverage for level periods ranging from 1 to 30 years	Mortality, expense	Premium guarantees from 1 to 30 years, return of premium guarantees	None
Universal life	Flexible and fixed premium interest sensitive life insurance with cash value build up	Mortality, expense	Secondary non-lapse guarantees (max of 15 years or to age 95); cost of insurance (mortality charge) guarantees	Yes, through the crediting rate
Equity indexed annuities	Single and flexible premium accumulation annuities with upside potential of equity indexed returns on their account value	Mortality, investment	Minimum caps, maximum spread guarantees	Yes, through the index
Fixed deferred annuities	Single and flexible premium accumulation annuities	Mortality, investment	Minimum guaranteed accumulation rates and annuitisation rates	Limited – crediting rates are reset at specified intervals
Equity indexed universal life	Flexible premium interest sensitive whole life products with upside potential of equity indexed returns on their account value	Mortality, investment, expense	Secondary non–lapse guarantees; cost of insurance (mortality charge) guarantees; minimum caps; maximum spread guarantees	Yes, through the index
Immediate (Payout) Annuities	Regular benefit payments guaranteed in return for consideration	Mortality, investment	Benefit payment schedule is guaranteed	None
Variable Annuities	Accumulation annuities with policyholder investments in separate accounts	Mortality, investment	Minimum guaranteed, death benefit and accumulation benefit	Yes, through separate accounts

In addition to the specific risks identified above, the Group is subject to the risk that policyholders discontinue the insurance policy, through lapse or surrender.

49 Insurance risk continued

(c) Management of insurance risks – long-term business

The table below summarises the variety of risks to which the Group's long-term insurance business is exposed, and the methods by which the Group seeks to mitigate these risks.

Risk	Definition	Risk management
Underwriting	Misalignment of policyholders to the appropriate pricing basis or impact of anti-selection, resulting in a loss	Experience is closely monitored. For universal life business, mortality rates can be reset. Underwriting limits, health requirements, spread of risks and training of underwriters all mitigate the risk.
HIV/AIDS	Impact of HIV/AIDS on mortality rates and critical illness cover	Impact of HIV/AIDS is mitigated wherever possible by writing products that allow for repricing on a regular basis or are priced to allow for the expected effects of HIV/AIDS. Tests for HIV/AIDS and other tests for lives insured above certain values are conducted. A negative test result is a prerequisite for acceptance at standard rates.
Medical developments	Possible increase in annuity costs due to policyholders living longer	For non-profit annuities, improvements to mortality are allowed for in pricing and valuation. Experience is closely monitored. For with-profit annuity business, the mortality risk is carried by policyholders and any mortality profit or loss is reflected in the bonuses declared.
Changing financial market conditions	The move to a lower inflationary environment may cause more policyholder guarantees to be "in the money"	Value of guarantees, determined on a stochastic basis, included in current reserves (South Africa). Fewer and lower guarantees are typically provided on new business (South Africa). Certain guarantees are reinsured (United States).
Policyholder behaviour	Selection of more expensive options, or lapse and re-entry when premium rates are falling, or termination of policy, which may cause the sale of assets at inopportune times	Experience is closely monitored, and policyholder behaviour is allowed for in pricing and valuation.
Catastrophe	Natural and non-natural disasters, including war/terrorism, could result in increased mortality risk and payouts on policies	Catastrophe stop loss/excess of loss reinsurance treaty in place which covers claims from one incident occurring within a specified period between a range of specified limits.
Policy lapse	A policyholder option to terminate the policy, which may cause the sale of assets at inopportune times. This creates the risk of capital losses and/or reinvestment risk if market yields have decreased	Experience is closely monitored, and policyholder behaviour is allowed for in pricing and valuation.

Many of the above risks are concentrated, either geographically (in the case of catastrophe) or by line of business (for example, medical developments, HIV/AIDS). The Group, through diversification in the types of business it writes and its geographic spread, attempts to mitigate this concentration of risk. See "Segment Analysis", in the preceding section, for illustration of this.

49 Insurance risk continued

(d) Sensitivity analysis – long-term business

Changes in key assumptions used to value insurance contracts would result in increases or decreases to the insurance contract liabilities recorded, with a corresponding impact on profit/(loss) and/or shareholders' equity. The effect of a change in assumption is mitigated by the following factors:

> offset (partial or full) through Deferred Acquisition Costs (DAC) amortisation in the case of US business;
> the effect of locked-in assumptions for payout annuities and term insurance under US GAAP accounting, where assumptions underlying the insurance contract liabilities are not changed until liabilities are not adequate after reflecting current best estimates; and
> offset to the bonus stabilisation reserve in the case of mortality assumption changes for with-profit annuity business in South Africa.

The impact on Group equity resulting from a change in insurance contract liabilities or DAC balances at 31 December 2007 for long-term business has been estimated as follows (negative impact shown as positive figure):

Assumption	% Change	£m South Africa	£m US
Mortality and morbidity rates – assurance	+10	155	1
Mortality rates – annuities	-10	31	(4)
Discontinuance rates	+10	(7)	30
Expenses (maintenance)	+10	47	6

The insurance contract liabilities recorded for the South African business are also impacted by the valuation discount rate assumed. Lowering this rate by 1 per cent would result in a net increase to the insurance contract liabilities, and decrease to profit, of £41 million (2006: £33 million). There is no impact for the US businesses as the valuation rate is locked-in.

South Africa

The changes in insurance contract liabilities shown are calculated using the specified increase or decrease to the rates, with no change in charges paid by policyholders.

The valuation interest rate sensitivity reflects a change in the valuation interest rates without any corresponding change in investment returns or in the expense inflation rate. It should be noted that where the assets and liabilities of a product are closely matched (e.g. non-profit annuity business), the net effect has been shown since the assets and liabilities move in parallel.

United States

The assumption changes have relatively little impact on the US net IFRS insurance contract liabilities or DAC on life and immediate annuities, as assumptions are generally locked in. For universal life and deferred annuities, assumptions supporting the Present Value Future Profits (PVFP)/ Deferred Acquisition Costs (DAC) amortisation are periodically updated for actual experience. Each of these assumption changes would trigger a DAC unlocking. The assumption changes specified do not approach the levels necessary to trigger a change in liabilities or DAC.

(e) Guarantees and options – long-term business

Many of the insurance contracts issued by the Group contain guarantees and options to policyholders, the ultimate liability for which will depend significantly on the number of policyholders exercising their options and on market and investment conditions applying at that time.

South Africa

Certain life assurance contracts include the payment of guaranteed values to policyholders on maturity, death, disability or survival. The published liabilities include the provision for both the intrinsic and time-value of the options and guarantees. The time-value of options and guarantees has been valued using a market-consistent stochastic asset model that is in keeping with the applicable professional guidance notes issued by the Actuarial Society of South Africa (ASSA), PGN 110 in particular. The options and guarantees that could have a material effect on the amount, timing and uncertainty of future cash flows are described below. The required shock calculations have been performed as at 31 December 2007.

49 Insurance risk continued

(e) Guarantees and options – long-term business continued
South Africa continued

Product category	Description of options and guarantees	Required shock to bring out-of-the-money policies in-the-money
Individual business		
Death, disability, point and/or maturity guarantees	A closed block of unit-linked type and smoothed bonus business with an underlying minimum growth rate guarantee (4.28 per cent per annum for life and endowment business and 4.78 per cent per annum for retirement annuity business), and smoothed bonus business with vested bonuses, applicable when calculating death,disability and maturity claims.	An insignificant proportion of policies is currently in-the-money (current actual cumulative investment return lower than that guaranteed). On average a 54 per cent fall in asset value is required before current out-of-the-money policies become in-the-money.
	A small block of smoothed bonus savings business in Group Schemes that has death guarantees of premiums (net of fees) plus 4.25 per cent per annum investment return.	None of these policies are currently in-the-money. On average a 53 per cent fall in asset value is required before current out-of-the-money policies become in-the-money.
Guaranteed annuity options	Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange the full retirement proceeds for a minimum level of annuity income at maturity.	A small proportion of policies is currently in-the-money (the current policy value lower than the threshold annuity consideration at which the guaranteed annuity option becomes in-the-money). On average a 250 basis points reduction in yield is required to bring current out-of-the-money policies to become in-the-money.
Group business		
Vested bonuses in respect of pre-retirement with-profits business	There is a significant pre-retirement savings smoothed bonus portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If, however, a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.	This business is currently out-of-the-money as the aggregate market value exceeds the vested reserve. On average a 34 per cent fall in assets is required to cause this block of business to become in-the-money.

United States

Product category	Description of options and guarantees	Required shock to bring out-of-the-money policies in-the-money
Death, disability, surrender point and/or maturity guarantees	Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.	28 per cent of policies are currently in-the-money and being credited the minimum rate. A 300 basis points drop in interest rates would bring 90 per cent of policies in-the-money.
	Equity indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum percentage. This equity participation, which is subject to a minimum of zero per cent therefore vests annually.	The minimum surrender values of 18 per cent of policies are currently in-the-money. A year of flat equity markets with no equity credits would bring an additional 24 per cent in-the- money. Two years of no equity credits would result in 31 per cent of the portfolio being in-the-money. The equity exposure is hedged using a dynamic hedging strategy.
	The variable annuities offered to off-shore customers through Old Mutual Bermuda can offer minimum death benefit guarantees. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater. 50 per cent of variable annuity clients elect a minimum guaranteed account value on maturity.	The minimum death benefit of 19 per cent of policies is currently in-the-money. These risks are dynamically hedged.
	The universal life policies specify a minimum crediting rate to accumulate account balances.	The minimum rate is currently being credited on 73 per cent of the block.
Guaranteed annuity options	All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment.	The extent to which the policies are currently in-the-money is negligible.
No-lapse guarantees	Certain universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.	17 per cent of policies are currently in-the-money. This risk is reinsured.

Assets and liabilities for all products are matched by duration and convexity. Investment mandates constrain tactical mismatches.

49 Insurance risk continued

(f) General insurance risks and sensitivities

Mutual & Federal writes the following types of business within its commercial, risk finance and personal divisions:

	Commercial	Risk finance	Personal
Fire	✓	✓	✓
Accident	✓	✓	✓
Personal accident	✓	✓	✓
Motor	✓	✓	✓
Engineering	✓	✗	✗
Crop	✓	✗	✗
Marine	✓	✗	✓
Credit	✓	✗	✓

Underwriting guidelines are designed to ensure that underwritten risks are well diversified, and that terms and conditions, including premium rates, appropriately reflect the risk.

Reinsurance plays an extremely important role in the management of risk and exposure at Mutual & Federal. The Group makes use of a combination of proportional and non-proportional reinsurance to limit the impact of both individual and event losses and to provide insurance capacity.

Involvement in any property catastrophe loss is limited to approximately £5 million for any one event and the level of catastrophe cover purchased is based on estimated maximum loss scenarios, in keeping with accepted market norms.

General insurance risk includes the following risks:

> occurrence risk – the possibility that the number of insured events will differ from those expected;
> severity risk – the possibility that the costs of the events will differ from those expected; and
> development risk – the possibility that changes may occur in the amount of an insurer's obligation at the end of a contract period.

An increase of 10 per cent in the average cost of claims would require the recognition of an additional loss of £36 million (£35 million net of reinsurance). Similarly, an increase of 10 per cent in the ultimate number of claims would result in an additional loss of £36 million (£35 million net of reinsurance).

The majority of the Group's general insurance contracts are classified as 'short-tailed', meaning that any claim is settled within a year after the loss date. This contrasts with the 'long-tailed' classes where the claims costs take longer to materialise and settle. The Group's long-tailed business is generally limited to personal accident, third party motor liability and some engineering classes. In total the long-tail business comprises less than 5 per cent of an average year's claim costs.

50 Reclassifications

(i) Income statement reclassifications

As a result of the treatment of Mutual & Federal as a discontinued operation, together with certain changes in presentation of income statement lines following the implementation of IFRS 7, the 2006 income statement has been restated, as set out in the table below.

Year ended 31 December 2006	Notes	As previously stated	Reclassified as discontinued operation	Restatements	As restated
		£m			
Revenue					
Gross earned premiums	3(iii)	4,713	(687)	–	4,026
Outward reinsurance		(267)	89	–	(178)
Net earned premiums		4,446	(598)	–	3,848
Investment return (non-banking)	8	10,439	(101)	(150)	10,188
Banking interest and similar income	9	2,441	–	(14)	2,427
Banking trading, investment and similar income	10	–	–	181	181
Fee and commission income, and income from service activities	11	2,171	–	–	2,171
Other income		324	–	(17)	307
Share of associated undertakings' profit after tax	22	6	–	–	6
Total revenues		19,827	(699)	–	19,128
Expenses					
Claims and benefits (including change in insurance contract provisions)		(7,958)	404	–	(7,554)
Reinsurance recoveries		245	(29)	–	216
Net claims and benefits incurred		(7,713)	375	–	(7,338)
Change in investment contract liabilities		(4,655)	–	–	(4,655)
Losses on loans and advances		(123)	–	–	(123)
Finance costs	12	(91)	–	–	(91)
Banking interest payable and similar expenses	13	(1,461)	–	–	(1,461)
Fee and commission expense, and other acquisition costs	14	(717)	125	–	(592)
Other operating and administrative expenses	15	(2,773)	64	–	(2,709)
Change in third party interest in consolidated funds		(278)	–	–	(278)
Goodwill impairment	4(ii)	(8)	3	–	(5)
Amortisation of PVIF and other acquired intangibles	4(ii)	(379)	–	–	(379)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	85	–	–	85
Total expenses		(18,113)	567	–	(17,546)
Profit before tax		1,714	(132)	–	1,582
Income tax expense	5(i)	(621)	58	–	(563)
Profit from continuing operations after tax		1,093	(74)	–	1,019
Profit from discontinued operations after tax	33	–	74	–	74
Profit after tax for the financial year		1,093	–	–	1,093

50 Reclassifications continued

(ii) Balance sheet reclassifications

As part of the implementation of IFRS 7, Financial instruments: Disclosures, the 2006 balance sheet has been restated to more appropriately reflect the Group's financial assets and liabilities on the basis of the nature and characteristics of those financial instruments. As a result, a number of the previously disclosed balance sheet headings have been changed or removed and new balance sheet captions have been created. The analysis below tabulates the reclassification adjustments that have been made.

£m

At 31 December 2006	As previously stated	Mandatory reserve deposits	Reinsurance assets	Loans and advances	Investments and securities	Other adjustments	As restated
Assets							
Goodwill and other intangible assets	5,367	–	–	–	–	–	5,367
Mandatory reserve deposits with central banks	–	515	–	–	–	–	515
Property, plant and equipment	499	–	–	–	–	–	499
Investment property	804	–	–	–	345	–	1,149
Deferred tax assets	511	–	–	–	–	–	511
Investments in associated undertakings	83	–	–	–	–	–	83
Deferred acquisition costs	1,578	–	–	–	–	–	1,578
Reinsurers' share of long-term business policyholder liabilities	–	–	1,314	–	–	–	1,314
Reinsurers' share of general insurance liabilities	–	–	57	–	–	–	57
Reinsurers' share of insurance contract provisions	763	–	(763)	–	–	–	–
Deposits held with reinsurers	–	–	247	–	–	–	247
Loans and advances	22,804	–	–	3,662	–	(28)	26,438
Investments and securities	–	–	–	(75)	80,852	1,138	81,915
Financial assets fair valued through income statement	73,065	–	(551)	(3,578)	(68,618)	(318)	–
Other financial assets	11,568	–	–	–	(10,806)	(762)	–
Current tax receivable	60	–	–	–	–	–	60
Client indebtedness for acceptances	–	–	–	–	–	188	188
Other assets	3,635	–	(304)	(9)	(345)	129	3,106
Derivative financial instruments – assets	1,238	–	–	–	25	–	1,263
Short-term securities	1,819	–	–	–	(1,442)	(377)	–
Cash and cash equivalents	2,951	(515)	–	–	3	662	3,101
Non-current assets held-for-sale	1,165	–	–	–	–	–	1,165
Placements with other banks	665	–	–	–	(3)	(662)	–
Total assets	128,575	–	–	–	11	(30)	128,556

The lines shown in italics above have been removed as part of the restatement.

50 Reclassifications continued

(ii) Balance sheet reclassifications continued

At 31 December 2006	As previously stated	Investments and securities	Long-term business liabilities	General insurance liabilities	Banking related liabilities	Other adjustments	As restated £m
Liabilities							
Insurance contract provisions	22,495	–	(22,230)	(265)	–	–	–
Financial liabilities fair valued through income statement	57,586	–	(55,508)	–	(2,078)	–	–
Long-term business policyholder liabilities	–	–	75,265	–	–	–	75,265
General insurance liabilities	–	–	–	265	–	–	265
Third party interests in consolidation of funds	3,041	–	–	–	–	–	3,041
Borrowed funds	1,676	–	302	–	–	–	1,978
Provisions	542	–	–	–	–	–	542
Deferred revenue	311	–	–	–	–	(28)	283
Deferred tax liabilities	1,393	–	–	–	–	–	1,393
Current tax payable	283	–	–	–	–	–	283
Other liabilities	5,266	–	2,171	–	–	(190)	7,247
Liabilities under acceptances	–	–	–	–	–	188	188
Amounts owed to bank depositors	25,052	–	–	–	2,078	–	27,130
Derivative financial instruments – liabilities	1,060	11	–	–	–	–	1,071
Non-current liabilities held-for-sale	1,107	–	–	–	–	–	1,107
Total liabilities	119,812	11	–	–	–	(30)	119,793
Net assets	8,763						8,763

The lines shown in italics above have been removed as part of the restatement.

Company balance sheet

At 31 December 2007

	Notes	At 31 December 2007 £m	At 31 December 2006 Restated £m
Assets			
Investments in Group subsidiaries	8	**4,792**	4,682
Investments in associated undertakings		**25**	13
Investments and securities	1	**45**	56
Other assets (including intercompany)	2	**2,943**	2,698
Derivative financial instruments – assets	3	**72**	101
Cash balances		**41**	39
Total assets		**7,918**	7,589
Liabilities			
Borrowed funds	4	**1,134**	942
Provisions	5	**23**	24
Other liabilities (including intercompany)	6	**1,745**	1,644
Derivative financial instruments – liabilities	3	**31**	21
Total liabilities		**2,933**	2,631
Net assets		**4,985**	4,958
Shareholders' equity			
Equity attributable to equity holders		**4,985**	4,958

The Company's financial statements on pages 227 to 237 were approved by the Board of Directors on 27 February 2008.

Jim Sutcliffe
Chief Executive

Jonathan Nicholls
Group Finance Director

Company cash flow statement

For the year ended 31 December 2007

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Cash flows from operating activities		
Profit before tax	423	161
Capital gains/(losses) included in investment income	11	(3)
Recognition of impairment losses	(6)	6
Other non cash amounts in profit	(123)	(222)
Non-cash movements in profit before tax	(118)	(219)
Loans, receivables and advances	(6)	(8)
Other operating assets and liabilities	126	132
Changes in working capital	120	124
Net cash inflow from operating activities	425	66
Cash flows from investing activities		
Proceeds from sale and maturity of other investments	95	–
Net acquisition of financial investments	–	14
Acquisition of interests in subsidiaries	(100)	(1,269)
Purchase of interest in associates and joint ventures	(6)	(1)
Other investing cash flows	95	–
Net cash inflow/(outflow) from investing activities	84	(1,256)
Cash flows from financing activities		
External interest received	63	56
External interest paid	(112)	(96)
Intercompany interest received	1	–
Intercompany interest paid	(44)	(47)
Dividends paid to:		
Ordinary shareholders of the Company	(228)	(159)
Equity minority interests and preferred shares	(40)	(39)
Net proceeds from issue of ordinary shares	12	14
Redemption of own shares	(176)	–
Other debt issued	181	473
Loan financing (paid to)/received from Group companies	(158)	359
Net cash (outflow)/inflow from financing activities	(501)	561
Net increase/(decrease) in cash and cash equivalents	8	(629)
Effects of exchange rate changes on cash and cash equivalents	(6)	(15)
Cash and cash equivalents at beginning of the period	39	683
Cash and cash equivalents at end of the year	41	39

At 31 December 2006 and 2007 all cash and cash equivalents were in the form of cash balances. No cash from dividend income was received during the year ended 31 December 2007 (2006: Nil).

Company statement of changes in equity

For the year ended 31 December 2007

Year ended 31 December 2007	Number of shares issued and fully paid (Millions)	Share capital (£m)	Share premium (£m)	Other reserves (£m)	Retained earnings[1] (£m)	Perpetual preferred callable securities (£m)	Total (£m)
Attributable to equity holders of the parent at beginning of the year	**5,501**	**550**	**746**	**2,544**	**430**	**688**	**4,958**
Profit for the year	–	–	–	–	456	–	456
Total recognised income and expense for the year	–	–	–	–	456	–	456
Dividends for the year	–	–	–	–	(268)	–	(268)
Shares repurchased in the buyback programme	–	–	–	–	(176)	–	(176)
Net purchase of treasury shares	–	–	–	–	(7)	–	(7)
Issue of share capital by the Company	–	–	3	–	–	–	3
Exercise of share options	9	1	8	–	–	–	9
Fair value of equity settled share options	–	–	–	10	–	–	10
Attributable to equity holders of the parent at end of the year	**5,510**	**551**	**757**	**2,554**	**435**	**688**	**4,985**

Year ended 31 December 2006 – Restated	Number of shares issued and fully paid (Millions)	Share capital (£m)	Share premium (£m)	Other reserves (£m)	Retained earnings[1] (£m)	Perpetual preferred callable securities (£m)	Total (£m)
Attributable to equity holders of the parent at beginning of the year	4,090	410	730	–	480	688	2,308
Changes in equity arising in the year:							
Other	–	–	–	–	(5)	–	(5)
Net income recognised directly in equity	–	–	–	–	(5)	–	(5)
Profit for the year	–	–	–	–	161	–	161
Total recognised income and expense for the year	–	–	–	–	156	–	156
Dividends for the year	–	–	–	–	(198)	–	(198)
Net purchase of treasury shares	–	–	–	–	(8)	–	(8)
Issue of share capital by the Company[2]	1,400	139	3	2,532	–	–	2,674
Exercise of share options	11	1	13	–	–	–	14
Fair value of equity settled share options	–	–	–	12	–	–	12
Attributable to equity holders of the parent at end of the year	5,501	550	746	2,544	430	688	4,958

1 Included within retained earnings of £435 million (2006: £430 million) are distributable reserves of £334 million (2006: £330 million).
2 Included within issue of share capital in the prior year are transaction costs totalling £2 million deducted from share premium. Also included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition being the difference between the market value of the shares on date of issue and nominal value included as share capital.

	At 31 December 2007 (£m)	At 31 December 2006 (£m)
Merger reserve	**2,532**	2,532
Share based payment reserve	**22**	12
Attributable to equity holders of the parent at end of the year	**2,554**	2,544

Notes to the Company financial statements

For the year ended 31 December 2007

1 Investments and securities

	At 31 December 2007 £m	At 31 December 2006 £m
Equity securities		
Unlisted	44	54
Other	1	2
Total investments and securities	45	56

Investments and securities are regarded as current and non-current assets based on the intention with which the financial assets are held as well as their contractual maturity profile. Of the amounts shown above, £44 million (2006: nil) are regarded as current and £1 million (2006: £56 million) are regarded as non-current.

2 Other assets

	At 31 December 2007 £m	At 31 December 2006 £m
Other receivables	38	10
Accrued interest and rent	52	28
Other prepayments and accrued income	2	115
Amounts owed by Group undertakings		
Current	2	4
Non-current	2,849	2,541
Total other assets	2,943	2,698

3 Derivative financial instruments

The following tables provide a detailed breakdown of the contractual or notional amounts and the fair values of the Company's derivative financial instruments outstanding at the year end. These instruments allow the Company and its customers to transfer, modify or reduce their foreign exchange and interest rate risks.

The Company undertakes transactions involving derivative financial instruments with other financial institutions. Management has established limits commensurate with the credit quality of the institutions with whom it deals, and manages the resulting exposures such that a default by any individual counterparty is unlikely to have a materially adverse impact on the Company.

£m

	Notional principals		Fair values	
At 31 December 2007	Positive values	Negative values	Assets	Liabilities
Exchange rate contracts				
Swaps	508	318	64	16
Forwards	–	273	–	7
	508	591	64	23
Interest rate contracts				
Swaps	569	300	8	8
Total	1,077	891	72	31

£m

	Notional principals		Fair values	
At 31 December 2006	Positive values	Negative values	Assets	Liabilities
Exchange rate contracts				
Swaps	196	305	98	3
Forwards	–	242	–	1
	196	547	98	4
Interest rate contracts				
Swaps	17	637	3	17
Total	213	1,184	101	21

3 Derivative financial instruments continued

The contractual maturities of the derivatives held are as follows:

At 31 December 2007	Balance sheet amount	Less than 3 months	More than 3 months less than 1 year	Between 1 and 5 years	More than 5 years	No contractual maturity date	Total £m
Derivative financial liabilities	31	1	6	24	–	–	31

At 31 December 2006	Balance sheet amount	Less than 3 months	More than 3 months less than 1 year	Between 1 and 5 years	More than 5 years	No contractual maturity date	Total £m
Derivative financial liabilities	21	–	1	20	–	–	21

4 Borrowed funds

	Notes	At 31 December 2007 £m	At 31 December 2006 £m
Senior debt securities and term loan	4(i)	324	651
Subordinated debt securities	4(ii)	810	291
Borrowed funds		1,134	942

(i) Senior debt securities and term loan

	At 31 December 2007 £m	At 31 December 2006 £m
Floating rate notes	119	127
Fixed rate notes	44	298
Revolving credit facility	161	226
Total senior debt securities and term loan	324	651

The contractual maturities of the senior debt securities and term loan are as follows:

At 31 December 2007	Less than 1 year	Greater than 1 year and less than 5 years	Greater than 5 years	Total £m
Floating rate notes	–	43	76	119
Fixed rate notes	–	29	15	44
Revolving credit facility	–	161	–	161
Total senior debt securities and term loan	–	233	91	324
At 31 December 2006				
Floating rate notes	–	50	77	127
Fixed rate notes	265	23	10	298
Revolving credit facility	–	226	–	226
Total senior debt securities and term loan	265	299	87	651

The Company has a £1,250 million five-year multi-currency revolving credit facility, which had an original maturity date of September 2010. On 18 August 2007, syndicate banks agreed to extend the maturity date of £1,232 million of the facility by twelve months to September 2012. At 31 December 2007 £413 million (2006: £353 million) of this facility was utilised, £161 million (2006: £226 million) in the form of drawn debt and £252 million (2006: £127 million) in the form of irrevocable letters of credit.

During the year, the Company repaid a €400 Eurobond and in turn closed-out a €400 million – $349 million cross-currency swap.

Notes to the Company financial statements

For the year ended 31 December 2007 continued

4 Borrowed funds continued

(ii) Subordinated debt securities

	£m	
	At 31 December 2007	At 31 December 2006
£300 million repayable 21 January 2016 (5.0 per cent)[1]	**291**	291
€750 million repayable 18 January 2017 (4.5 per cent)[2]	**519**	–
Total subordinated debt securities	**810**	291

1 This bond, issued on 20 January 2006, has a maturity date of 21 January 2016 and pays a coupon of 5.0 per cent to 21 January 2011 and six month LIBOR plus 1.13 per cent thereafter. The coupon on the bonds was swapped into floating rate of six month STIBOR plus 0.50 per cent. The Company has the option to repay the bonds at par on 21 January 2011 and at six monthly intervals thereafter.

2 This bond, issued on 16 January 2007, has a maturity date of 18 January 2017 and pays a coupon of 4.5 per cent to 17 January 2012 and six month EURIBOR plus 0.96 per cent thereafter. The principal and coupon on the bond was swapped equally into Sterling and US Dollars with coupons of six month STIBOR plus 0.34 per cent and six month US LIBOR plus 0.31 per cent respectively. The Company has the option to repay the bonds at par on 17 January 2012 and at six monthly intervals thereafter.

5 Provisions

		£m	
	Note	**At 31 December 2007**	At 31 December 2006
Post employment benefits	7	**23**	24
Total		**23**	24

6 Other liabilities

	£m	
	At 31 December 2007	At 31 December 2006
Accruals and deferred income	**87**	64
Amounts owed to Group undertakings:		
Current	**26**	1
Non-current	**1,610**	1,579
Other liabilities	**22**	–
Total other liabilities	**1,745**	1,644

7 Post employment benefits

The Company holds a provision in respect of the Old Mutual Staff Pension Fund Defined Benefit pension scheme, which provides benefits based on final pensionable pay for members within the Group. The assets of the scheme are held in separate trustee administered funds. Pension costs and contributions relating to the scheme are assessed in accordance with the advice of qualified actuaries. Actuarial advice confirms that the current level of contributions payable to the scheme, together with existing assets, are adequate to secure members' benefits over the remaining lives of participating employees. The scheme is reviewed on a triennial basis. In the intervening years the actuary reviews the continuing appropriateness of the assumptions applied.

		£m
	Pension plans	
Liability for defined benefit obligations	Year to 31 December 2007	Year to 31 December 2006
Change in projected benefit obligation		
Projected benefit obligation at beginning of the year	56	55
Interest cost on benefit obligation	3	2
Actuarial gains	(3)	(1)
Projected benefit obligation at end of the year	56	56
Change in plan assets		
Plan assets at fair value at beginning of the year	32	27
Actual return on plan assets	2	2
Company contributions	3	3
Plan assets at fair value at end of the year	37	32
Net liability recognised in balance sheet		
Funded status of plan	19	24
Unrecognised actuarial gains	4	–
Net amount recognised in balance sheet	23	24

		£m
	Pension plans	
Expense recognised in the income statement	Year to 31 December 2007	Year to 31 December 2006
Expected return on plan assets	(2)	(2)
Net actuarial losses recognised in the year	–	(1)
Total	(2)	(3)

	Pension plans	
Principal actuarial assumptions	Year to 31 December 2007	Year to 31 December 2006
Discount rate	5.50%	5.00%
Future salary increases	4.65%	4.25%
Price inflation	3.40%	3.00%
Pensions in payment and deferred pensions inflation	3.40%	3.00%

	Pension plans	
Plan asset allocation	Year to 31 December 2007	Year to 31 December 2006
Equity securities	61%	65%
Debt securities	36%	31%
Other investments	3%	4%

Notes to the Company financial statements

For the year ended 31 December 2007 continued

8 Principal subsidiaries

	£m	
	At 31 December 2007	At 31 December 2006 Restated
Balance at beginning of the year	4,682	730
Acquisitions	100	3,940
Additions	10	12
Balance at end of the year	4,792	4,682

During 2007, the Company further invested £50 million to buy-out the remaining minority interest holders in Försäkringsaktiebolaget Skandia (publ). The Company completed this transaction to become a 100% shareholder on 22 October 2007.

On 19 October 2007, the Company completed the purchase of the entire share capital of Skandia ELAM Holdings Limited for a total consideration of £50 million.

On 19 December 2007, the Company completed the purchase of the entire share capital of Millpencil Limited and Papercoast Limited for a total consideration of £1,000 each.

Additions represent increases to the Company's investments in subsidiary undertakings in respect of movements on the share based payments reserve.

The Company holds the following interests in Group companies:

At 31 December 2007	Country of incorporation	Class of shares	% interest held
Commsale 2000 Ltd	England & Wales	Ordinary	100%
Constantia Insurance Company (Guernsey) Limited	Guernsey	Ordinary	100%
Försäkringsaktiebolaget Skandia (publ)	Sweden	Ordinary	100%
Millpencil Limited	England & Wales	Ordinary	100%
Old Mutual Properties Limited	England & Wales	Ordinary	100%
OM Group (UK) Ltd	England & Wales	Ordinary	100%
Old Mutual (UK) Nominees Ltd	England & Wales	Ordinary	100%
Old Mutual Asset Solutions Ltd	England & Wales	Ordinary	100%
Old Mutual Capital Funding (Jersey) Limited	Jersey	Ordinary	100%
Old Mutual Finance (No.2) Limited	England & Wales	Ordinary	50%
Old Mutual Finance (No.4) Limited	England & Wales	Ordinary	100%
Papercoast Limited	England & Wales	Ordinary	100%
Selestia Holdings Limited	England & Wales	Ordinary	100%
Skandia Europe and Latin America (Holdings) Limited	England & Wales	Ordinary	100%

9 Contingent liabilities

	£m	
	At 31 December 2007	At 31 December 2006
Irrevocable letters of credit	252	127

The contingent liabilities relate to letters of credit issued in support of the operations of a subsidiary company. Any liability arising from these letters of credit would be recovered from the subsidiary company.

10 Related parties

Old Mutual plc enters into transactions with its subsidiaries in the normal course of business. These are principally related to funding of the Group's businesses and head office functions. Details of loans, including balances due from/to the Company and terms and conditions thereon are set out below.

There are no transactions entered into by the Company with associated undertakings.

Balance sheet information	£m Balance due from/(to)
At 31 December 2007	
Subsidiaries	
OM Group (UK) Limited[1]	2,634
Primemajor	4
Skandia companies[2]	209
Old Mutual International companies[3]	4
Global Edge Technologies Pty Limited[4]	1
Bermuda Holding companies[5]	(306)
Old Mutual (SA) companies[6]	(517)
Old Mutual Financial Services companies	(224)
Old Mutual Business Services Limited	(56)
Old Mutual Capital Funding L.P.[7]	(377)
Constantia Insurance Company (Guernsey) Limited	(1)
Pointspirit[8]	(108)
Nedbank companies	(25)
OMLA Holdings Limited	(22)
Sandlord Limited	(1)
Other related parties	
Fairbairn Trust Company Limited[9]	25

1 Loan with OM Group (UK) Limited includes loan advances of $2,115 million, £1,184 million and A$32 million (2006: $3,246 million, £465 million and A$32 million). The Dollar facility expires 30 September 2010, whilst the Sterling facility expires 30 June 2010 and both facilities terms are at LIBOR +0.50 per cent. The Australian Dollar facility expires 30 November 2011 and interest is charged at 8.60 per cent per annum. In addition, the balance also includes a subordinated loan of £350 million (2006: £350 million), with a term agreement of 6.75 per cent, switching to floating rate (LIBOR +2.48 per cent) after 15 years.
2 Loan with Skandia companies includes a SEK 5 billion multicurrency revolving credit facility with Skandia Capital AB, where the agreement states that interest be received at LIBOR +0.15 per cent. This facility is due to mature on 31 January 2008, although it is expected to be rolled forward. In addition, the balance also includes a £250 million revolving credit facility with Skandia Europe and Latin America (Holdings) Limited, where the agreement states that interest be received at LIBOR +0.15 per cent. This facility is due to mature on 7 December 2012.
3 Loan with Old Mutual International companies includes one contingent loan facility (£4 million) where the agreement states that no interest is charged and no maturity date is set in place.
4 Subordinated loan with Global Edge Technologies Pty Limited of R6.5 million. There is no interest charged in respect to this advance as it has been fully provided for in the books of Old Mutual plc.
5 Loan with Bermuda Holding companies include a number of revolving credit facilities where the terms state that the interest is variable and the loan is payable on demand. In addition, the balance includes one discount note for $480 million. Interest is charged at LIBOR +0.10 per cent margin.
6 Loan with Old Mutual (SA) companies include three discount notes totalling $1,018 million. Interest is charged at LIBOR +0.10 per cent margin.
7 Loan with Old Mutual Capital Funding L.P. is a $750 million subordinated cumulative perpetual note which bears interest at 8.00 per cent per annum payable quarterly.
8 Loan with Pointspirit is a £500 million revolving credit facility where the agreement states that interest be charged at LIBOR +0.15 per cent. This facility is due to mature on 17 May 2009.
9 This represents amounts paid to the Fairbairn Trust Company Limited in respect of an 'ESOP' for the purchase of the Company's own shares.

Balance sheet information	£m Balance due from/(to)
At 31 December 2006	
Subsidiaries	
OM Group (UK) Limited	2,503
Primemajor	4
Skandia companies	37
Global Edge Technologies Pty Limited	1
Bermuda Holding companies	(289)
Old Mutual (SA) companies	(502)
Old Mutual Financial Services companies	(216)
Old Mutual Business Services Limited	(28)
Old Mutual Capital Funding L.P.	(373)
Constantia Insurance Company (Guernsey) Limited	(1)
Old Mutual (Netherlands) BV	(147)
Fairbairn Investment Company Limited	(2)
OMLA Holdings Limited	(22)
Other related parties	
Fairbairn Trust Company Limited	19

Notes to the Company financial statements

For the year ended 31 December 2007 continued

10 Related parties continued

Income statement information	Interest received/ (paid)	Ordinary dividends received/ (paid)	Other amounts received/ (paid)
			£m
2007			
Subsidiaries	97	470	(48)

Income statement information	Interest received/ (paid)	Ordinary dividends received/ (paid)	Other amounts received/ (paid)
			£m
2006			
Subsidiaries	92	150	(39)

11 Financial risk

The Company is exposed to financial risk through its financial assets, financial liabilities and intercompany balances. The most important components of financial risk for the Company are interest rate risk, currency risk and credit risk. These risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements.

The principal risk the Company faces is currency risk. The Company's functional and presentational currency is GBP, whereas the functional currencies of its principal subsidiaries are South African Rand, US Dollar, Swedish Krona and Euro.

(a) Capital risk management

Old Mutual plc is the holding company of the Group and is responsible for the raising and allocation of capital in line with the Group's capital management policies set out in note 48 to the consolidated financial statements and for ensuring the operational funding and regulatory capital needs of the holding company and its subsidiaries are met at all times.

(b) Currency risk

The Company is exposed to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The principal foreign currency risk arises from the fact that the Company's functional currency is GBP, whereas the functional currency of its principal operations is South African Rand, US Dollar, Swedish Krona and Euro. The Company hedges some of this currency translation risk through currency swaps, currency borrowings and forward foreign exchange rate contracts. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts and currency swap agreements.

The table below summarises the Company's exposure to foreign currency exchange rate risk:

At 31 December 2007	GBP	ZAR	USD	Euro	SEK	Other	Reclassification	Total
								£m
Assets								
Investments in associated undertakings	25	–	–	–	–	–	–	25
Derivative financial instruments – assets[1]	29	–	33	4	–	–	6	72
Placements with other banks	18	15	8	–	–	–	–	41
Investments and securities	45	–	–	–	–	–	–	45
Other non-financial assets	5,108	–	1,111	36	1,466	14	–	7,735
Total assets	5,225	15	1,152	40	1,466	14	6	7,918
Liabilities								
Other borrowed funds[2]	272	–	359	43	470	–	(10)	1,134
Derivative financial instruments – liabilities[3]	8	5	1	–	1	–	16	31
Other non-financial liabilities	484	1	1,220	36	27	–	–	1,768
Total liabilities	764	6	1,580	79	498	–	6	2,933

11 Financial risk continued

(b) Currency risk continued

At 31 December 2006	GBP	ZAR	USD	Euro	SEK	Other	Reclassification	£m Total
Assets								
Investments in associated undertakings	13	–	–	–	–	–	–	13
Derivative financial instruments – assets	–	–	–	–	–	–	101	101
Placements with other banks	27	–	10	2	–	–	–	39
Investments and securities	56	–	–	–	–	–	–	56
Other non-financial assets	5,560	112	1,669	14	–	13	–	7,368
Total assets	5,656	112	1,679	16	–	13	101	7,577
Liabilities								
Other borrowed funds	55	–	314	12	463	–	98	942
Derivative financial instruments – liabilities	10	1	–	6	1	–	3	21
Other non-financial liabilities	481	–	1,179	3	5	–	–	1,668
Total liabilities	546	1	1,493	21	469	–	101	2,631

1 The derivative financial instruments of £6 million (2006: £101 million) represent currency hedge for borrowed funds and so have been reclassified and netted against USD borrowed funds.

2 The total of £359 million (USD) (2006: £314 million) and £470 million (SEK) (2006: £463 million) of borrowed funds have been net of hedges in derivative financial instruments of £6 million and £16 million respectively.

3 The derivative financial instruments of £16 million (2006: £3 million) represent currency hedge for borrowed funds and so have been reclassed and netted against SEK borrowed funds.

(c) Credit risk

The Company is principally exposed to credit risk through cash at bank, which it holds to back shareholder liabilities. Credit risk is managed by placing limits on exposures to any single counterparty, or groups of counterparties and to geographical and industry segments. Credit risk is monitored with reference to established credit rating agencies with limits placed on exposure to below investment grade holdings.

The following table analyses the credit rating (Standard & Poor's or equivalent) by investment grade of financial assets bearing credit risk:

At 31 December 2007	Investment Grade (AAA to BBB)	Sub-investment Grade (BB and lower)	Not rated	£m Total
Investments in associated undertakings	–	–	25	25
Derivative financial instruments – assets	72	–	–	72
Investments and securities	–	–	45	45
Placements with other banks	41	–	–	41
Financial assets bearing credit risk	113	–	70	183
At 31 December 2006				
Investments in associated undertakings	–	–	13	13
Derivative financial instruments – assets	101	–	–	101
Investments and securities	–	–	56	56
Placements with other banks	39	–	–	39
Financial assets bearing credit risk	140	–	69	209

(d) Interest rate risk

Interest rate risk is the risk that fluctuating interest rates will unfavourably affect the Company's earnings and the value of its assets, liabilities and capital.

The Company employs currency and interest rate swap transactions to mitigate against the impact of changes in the fair values of its borrowed funds. Details of the arrangements in place are shown in the Group Accounts note 29 (Hedge accounting).

12 Post balance sheet events

Post year end, the Company provided a guarantee in relation to a block of business sold by one of its subsidiary undertakings, on behalf of a third party. The maximum cumulative aggregate liability of the Guarantor in relation to all and any claims under this guarantee shall in no event exceed £126 million, over a 10 year period. The probability of payment of such an amount is considered very low.

Statement of directors' responsibilities in relation to the European Embedded Value basis supplementary information

The directors of Old Mutual plc have chosen to prepare supplementary information in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum ("the EEV Principles"), as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005. When compliance with the EEV Principles is stated, those principles require the directors to prepare supplementary information in accordance with the Embedded Value Methodology ("EVM") contained in the EEV Principles and to disclose and explain any non-compliance with the EEV Guidance included in the EEV Principles.

In preparing the EEV supplementary information, the directors have:

> prepared the supplementary information in accordance with the EEV Principles;
> identified and described the business covered by the EVM;
> applied the EVM consistently to the covered business;
> determined assumptions on a realistic basis, having regard to past, current and expected future experience and to any relevant external data, and then applied them consistently; and
> made estimates that are reasonable and consistent.

Independent auditors' report to Old Mutual plc on the European Embedded Value (EEV) basis supplementary information

We have audited the EEV basis supplementary information ("the supplementary information") of Old Mutual plc ("the Company") on pages 240 to 261 in respect of the year ended 31 December 2007. The supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the CFO Forum, as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together "the EEV Principles") using the methodology set out on page 242 and assumptions set out on pages 254 to 258. The supplementary information should be read in conjunction with the Group financial statements which are on pages 111 to 226.

This report is made solely to the Company in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As described in the statement of directors' responsibilities on page 238, the directors' responsibilities include preparing the supplementary information on the EEV basis in accordance with the EEV Principles. Our responsibilities, as independent auditor, in relation to the supplementary information are established in the United Kingdom by the Auditing Practices Board, by our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to the Company our opinion as to whether the supplementary information has been properly prepared in accordance with the EEV Principles using the methodology set out on page 242 and assumptions set out on pages 254 to 258. We also report if we have not received all the information and explanations we require for this audit.

Basis of audit opinion

We conducted our audit having regard to International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary information. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the supplementary information, and of whether the accounting policies applied in the preparation of the supplementary information are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of the supplementary information.

Opinion

In our opinion, the EEV basis supplementary information for the year ended 31 December 2007 has been properly prepared in accordance with the EEV Principles using the methodology set out on page 242 and assumptions set out on pages 254 to 258.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square
London EC4Y 8BB
27 February 2008

European Embedded Value basis supplementary information

For the year ended 31 December 2007

Income statement on a European Embedded Value basis	£m Year ended 31 December 2007	£m Year ended 31 December 2006
South Africa		
Covered business	345	480
Asset management	98	96
Banking	622	534
	1,065	1,110
United States		
Covered business	63	98
Asset management	162	140
	225	238
Europe		
Covered business	350	403
Asset management	26	(1)
Banking	14	11
	390	413
Other	2	1
	1,682	1,762
Finance costs	(119)	(130)
Other shareholders' expenses	(31)	(27)
Adjusted operating profit before tax*	1,532	1,605
Adjusting items	315	652
EEV profit before tax (net of income tax attributable to policyholder returns)	1,847	2,257
Income tax attributable to shareholders	(472)	(514)
EEV profit for the financial year after tax from continuing operations	1,375	1,743
EEV profit for the financial year after tax from discontinued operations	57	74
EEV profit for the financial year after tax	1,432	1,817
Profit for the financial year attributable to:		
Equity holders of the parent	1,155	1,531
Minority interests		
Continuing ordinary shares	213	236
Discontinued ordinary shares	14	–
Preferred securities	50	50
EEV profit for the financial year after tax	1,432	1,817

* For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, revaluations of put options related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value gains on certain Group debt movements.

Adjusted operating profit after tax attributable to ordinary equity holders	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Adjusted operating profit before tax	1,532	1,605
Tax on adjusted operating profit	(366)	(426)
Adjusted operating profit after tax from continuing operations	1,166	1,179
Adjusted operating profit after tax from discontinued operations	61	39
Adjusted operating profit after tax	1,227	1,218
Minority interests		
Continuing ordinary shares	(225)	(239)
Discontinued ordinary shares	(20)	–
Preferred securities	(50)	(50)
Adjusted operating profit after tax attributable to ordinary equity holders	932	929

Adjusted operating profit of the covered business		
Adjusted operating profit for the covered business	758	981
South Africa	345	480
United States	63	98
Europe	350	403
Tax on adjusted operating profit for the covered business	154	253
South Africa	75	125
United States	21	32
Europe	58	96
Adjusted operating profit after tax for the covered business	604	728
South Africa	270	355
United States	42	66
Europe	292	307
Tax on adjusted operating profit comprises		
Covered business	154	253
Other business	212	173
Tax on adjusted operating profit	366	426

Adjusted operating earnings per share*		
Based on adjusted operating profit from continuing operations (pence)	16.5p	17.3p
Based on adjusted operating profit from discontinued operations (pence)	0.7p	0.5p
Adjusted operating earnings per share (pence)	17.2p	17.8p

EEV earnings per share		
Based on EEV profit from continuing operations (pence)	21.5p	29.4p
Based on EEV profit from discontinued operations (pence)	0.8p	1.2p
Basic EEV earnings per ordinary share (pence)	22.3p	30.6p

Adjusted weighted average number of shares – millions	5,411	5,222
Weighted average number of shares – millions	5,176	4,997

* Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

1 Basis of preparation

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European CFO Forum. The directors acknowledge their responsibility for the preparation of this supplementary information.

The results for the year ended 31 December 2007 and the position at that date have been prepared on the same basis as that used in the 31 December 2006 EEV supplementary statements.

Covered business is defined as long-term business in the primary Financial Statements. Covered business is traditional life insurance, long-term healthcare and accident insurance, savings, pensions and annuity business written by the life insurance subsidiaries. The results of Group companies providing administration and distribution services have been included to the extent that they relate to covered business. Following the acquisition of Skandia, covered business now includes the traditional life and unit-linked assurance business of Skandia. Institutional investment platform pension business written in the United Kingdom has been excluded as it is more appropriately classified as mutual fund business. Covered business results do not include services provided by Group investment management companies. Unallocated Group holding expenses have been included to the extent that they relate to the covered business.

For South Africa the covered business excludes individual unit trusts and some Group market-linked business written by the asset management company through the life company as profits from this business arise in the asset management companies.

The treatment within this supplementary information of all business other than the covered business is the same as the primary financial statements.

Under the EEV methodology, profit is recognised as it is earned over the life of the products defined within the covered business.

The embedded value of the covered business is the sum of the shareholders' adjusted net worth in respect of the covered business and the value of the in-force covered business. The Group embedded value includes the value of all other business at the book value detailed in the primary financial statements. Adjusted Group embedded value is a measure used by the directors to assess the shareholders' interest in the value of the Group, includes the Group's listed banking and general insurance subsidiaries at market value. The value of deferred consideration due in respect of Black Economic Empowerment partners and the value of own shares held in the employee share trust scheme are also included.

The adjusted net worth of the covered business is the market value of shareholders' assets held in respect of the covered business, and consists of the required capital and free surplus. The level of required capital of the covered business reflects the level of capital considered by the directors to be appropriate to manage the business allowing for minimum local statutory requirements (or equivalent where there is no local requirement), their internal assessment of the market, insurance and operational risk inherent in the underlying products and the level of capital required by rating agencies in respect of our United States business in order to maintain the desired credit rating. The level of required capital is on average 134, 278 and on average 137 per cent of the minimum local statutory requirements in South Africa, United States and Europe respectively as at 31 December 2007. The free surplus comprises the market value of assets allocated to the covered business in excess of the required capital. The required capital in respect of the South Africa covered business is partially covered by the market value of the Group's investments in banking and general insurance in South Africa. On consolidation these investments are shown separately.

The value of in-force covered business is the present value at the appropriate risk discount rate (which incorporates a risk margin) of the statutory distributable profits to shareholders projected to arise from the in-force covered business on a best estimate basis, less a deduction for the cost of holding the required level of capital.

Statutory distributable profit arises from the difference between amounts charged to policyholders for guarantees, expenses and insurance and the actual experience of these items, together with the investment return earned on shareholders' assets.

Allowance has been made for the cost (intrinsic value) of financial options and guarantees to policyholders in the local statutory reserves according to local requirements. In South Africa and Europe an investment guarantee reserve on a stochastic basis is included in the local statutory reserves. A deduction from the value of in-force has been made to allow for the impact of future variability of investment returns on the cost of policyholder financial options and guarantees (time-value) to the extent that it is not already included in the statutory reserves. This time-value has been determined using stochastic modelling techniques and represents the difference between the average value of shareholder cash flows under many generated economic scenarios and the deterministic shareholder value under the best estimate assumptions. In the generated economic scenarios allowance is made, where appropriate, for the effect of management and or policyholder actions in different circumstances.

The directors believe that the embedded value of the covered business is calculated in accordance with the CFO Forum EEV Principles. The methodology and assumptions adopted within this supplementary information, including the recalibration of risk margins as referred to on page 255, follow the same approach as adopted in prior years. The CFO Forum is in the process of developing a new set of principles and guidance in order to formalise an approach to market consistent embedded values (MCEVs). It is expected that these new principles and guidance will be published later this year. Old Mutual's intention is to review its embedded value approach in the light of the new MCEV principles and guidance following their publication, and to carry out and publish a restatement onto the new MCEV basis in due course.

2 Adjustments applied in determining adjusted operating profit

Analysis of adjusting items	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Income/(expense)		
Goodwill impairment and amortisation of non-covered business acquired intangible assets	(11)	(12)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	25	84
Short-term fluctuations in investment returns (including economic assumption changes) for the covered business	206	543
Cost of capital methodology and modelling changes	14	55
Material revision to actuarial models	–	(57)
Dividends declared to holders of perpetual preferred callable securities	40	39
Closure of unclaimed share trusts	1	–
US Asset Management equity plans and minority holders	11	–
Fair value gains on Group debt instruments	29	–
Adjusting items	315	652

3 Reconciliation of movements in Group embedded value

	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Group embedded value at beginning of the year	7,117	5,808
Opening adjustments	(67)	–
Restated Group embedded value at beginning of the year	7,050	5,808
Change in equity arising in the year		
Fair value gains/(losses)	21	(4)
Net investment hedge	(13)	75
Currency translation differences/exchange differences on translating foreign operations	116	(1,285)
Aggregate tax effects of items taken directly to or transferred from equity	13	3
Other movements	29	99
Net income recognised directly into equity	166	(1,112)
Profit for the year	1,155	1,531
Total recognised income and expense for the year	1,321	419
Dividend for the year	(373)	(321)
Share buy back	(177)	–
Net issue of ordinary share capital by the Company	3	2,676
Exercise of share options	9	9
Fair value equity settled share options	36	28
Adjustment to include Skandia long-term business on a statutory solvency basis as at the date of acquisition	–	(3,575)
Acquired value of in-force business of Skandia after fair value opening adjustments	–	2,073
Group embedded value at end of the year	7,869	7,117

4 Components of Group embedded value

	£m	
	At 31 December 2007	At 31 December 2006
Adjusted net worth attributable to ordinary equity holders of the parent	3,431	2,945
Equity	7,961	7,237
Adjustment to include long-term business on a statutory solvency basis:		
South Africa	147	129
United States	(621)	(742)
Europe	(2,581)	(2,477)
Adjustment for market value of life funds' investments in Group equity and debt instruments held in life funds	428	502
Adjustment to remove perpetual preferred callable securities and accrued dividends	(688)	(668)
Adjustment to exclude acquisition goodwill and intangibles from the covered business:		
United States	(60)	(58)
Europe	(1,155)	(978)
Value of in-force business	4,438	4,172
Value of in-force business before items listed below	4,872	4,648
Additional time-value of financial options and guarantees	(50)	(51)
Cost of required capital	(378)	(398)
Minority interest in value of in-force	(6)	(27)
Group embedded value	7,869	7,117
Group embedded value per share (pence)	145.6p	129.4p
Return on Group embedded value (RoEV) per annum	13.2%	13.8%
Number of shares in issue – millions	5,405	5,501

The adjustments to include long-term business on a statutory solvency basis reflect the difference between the net worth of each business on the statutory basis (as required by the local regulator) and their portion of the Group's consolidated equity shareholders' funds. In South Africa, these values exclude items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and intercompany loans). For some European territories the value excludes deferred acquisition costs which are effectively part of the value of in-force of the business.

The RoEV is calculated as the adjusted operating profit after tax and minority interests of £932 million divided by the opening Group embedded value.

The impact of marking all debt to market value is an increase of £120 million at 31 December 2007 (2006: £61 million).

5 Components of adjusted Group embedded value

	£m	
	At 31 December 2007	At 31 December 2006
Pro forma adjustments to bring Group investments to market value		
Group embedded value	7,869	7,117
Adjustment to bring listed subsidiaries to market value	1,163	1,341
South Africa banking business	957	1,094
South Africa general insurance business	206	247
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	179	188
Adjustment for value of own shares in ESOP schemes*	158	218
Adjusted Group embedded value	9,369	8,864
Adjusted Group embedded value per share (pence)	173.3p	161.1p
Number of shares in issue – millions	5,405	5,501

* Includes adjustment for value of excess own shares in employee share scheme trusts. The movement in value between 31 December 2006 and 31 December 2007 is due to the realisation of shares and is offset by a corresponding increase in equity in the Group embedded value.

6 Reconciliation of Group embedded value of the covered business to the adjusted Group embedded value

	At 31 December 2007 £m	At 31 December 2006 £m
Embedded value of the covered business	6,861	6,453
Adjusted net worth*	2,423	2,281
Value of in-force business**	4,438	4,172
Adjusted net worth of the asset management business	1,637	1,527
South Africa	232	169
United States	1,245	1,174
Europe	160	184
Value of the banking business	2,716	2,482
South Africa (market value)	2,411	2,231
Europe (adjusted net worth)	305	251
Market value of the general insurance business		
South Africa	405	458
Net other business	(35)	(19)
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	179	188
Adjustment for value of own shares in ESOP schemes	158	218
Perpetual preferred securities (US$ denominated)	(458)	(458)
Perpetual preferred callable securities	(688)	(688)
GBP denominated	(350)	(350)
Euro denominated	(338)	(338)
Debt	(1,406)	(1,317)
Rand denominated	(221)	(219)
USD denominated	(408)	(438)
GBP denominated	(272)	(54)
SEK denominated	(505)	(594)
Euro denominated	–	(12)
Accrued dividends to holders of perpetual preferred callable securities	–	20
Adjusted Group embedded value	9,369	8,864

* Adjusted net worth is after the elimination of intercompany loans.
** Net of minority interests.

7 Components of embedded value of the covered business

	£m	
	At 31 December 2007	At 31 December 2006
Embedded value of the covered business	6,861	6,453
Adjusted net worth	2,423	2,281
Value of in-force business	4,438	4,172
South Africa		
Adjusted net worth	1,470	1,408
Required capital	1,159	1,249
Free surplus	311	159
Value of in-force business	1,207	1,160
Value of in-force business before items listed below	1,392	1,347
Cost of required capital	(179)	(183)
Minority interest in value of in-force	(6)	(4)
United States		
Adjusted net worth	505	454
Required capital	424	390
Free surplus	81	64
Value of in-force business	564	690
Value of in-force business before items listed below	703	806
Additional time-value of financial options and guarantees	(48)	(47)
Cost of required capital	(91)	(69)
Europe		
Adjusted net worth	448	419
Required capital	324	270
Free surplus	124	149
Value of in-force business	2,667	2,322
Value of in-force business before items listed below	2,777	2,495
Additional time-value of financial options and guarantees	(2)	(4)
Cost of required capital	(108)	(146)
Minority interest in value of in-force	–	(23)

Adjusted net worth of the covered business excludes acquired intangibles and goodwill.

8 Analysis of covered business embedded value results (after tax)

£m

Total covered business	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total (Year ended 31 December 2007)	Adjusted net worth	Value of in-force	Total (Year ended 31 December 2006)
Embedded value of the covered business at beginning of the year			2,281	4,172	6,453	2,242	1,979	4,221
Acquired embedded value of Skandia			–	–	–	391	2,085	2,476
Opening fair value adjustments for Skandia			(181)	114	(67)	(47)	(12)	(59)
	1,903	197	2,100	4,286	6,386	2,586	4,052	6,638
New business contribution	193	(601)	(408)	674	266	(420)	664	244
Expected return on existing business – return on value of in-force	–	–	–	351	351	–	317	317
Expected return on existing business – transfer to net worth	–	685	685	(685)	–	625	(625)	–
Expected release of required capital – transfer to free surplus	(226)	226	–	–	–	–	–	–
Experience variances	36	60	96	(111)	(15)	12	16	28
Operating assumption changes	4	(20)	(16)	(102)	(118)	(1)	(98)	(99)
Recalibration of risk-margins	–	–	–	(15)	(15)	–	89	89
Expected return on adjusted net worth	116	19	135	–	135	149	–	149
Adjusted operating profit after tax	123	369	492	112	604	365	363	728
Investment return variances on in-force business	2	25	27	(1)	26	16	177	193
Investment return variances on adjusted net worth	(27)	229	202	–	202	298	–	298
Effect of economic assumption changes	15	(17)	(2)	(80)	(82)	(2)	(42)	(44)
Material revision to actuarial models	–	–	–	–	–	–	(38)	(38)
Methodology changes impacting cost of required capital	(117)	117	–	13	13	–	46	46
Profit after tax	(4)	723	719	44	763	677	506	1,183
Exchange rate movements	10	5	15	85	100	(419)	(362)	(781)
Change in minority interest	(2)	3	1	23	24	(10)	(24)	(34)
Net transfers from covered business	–	(412)	(412)	–	(412)	(553)	–	(553)
Embedded value of the covered business at end of the year	1,907	516	2,423	4,438	6,861	2,281	4,172	6,453

8 Analysis of covered business embedded value results (after tax) continued

South Africa covered business

£m

					Year ended 31 December 2007			Year ended 31 December 2006
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the year	1,249	159	1,408	1,160	2,568	1,725	1,266	2,991
New business contribution	67	(78)	(11)	72	61	(14)	83	69
Expected return on existing business – return on value of in-force	–	–	–	133	133	–	136	136
Expected return on existing business – transfer to net worth	–	172	172	(172)	–	178	(178)	–
Expected release of required capital – transfer to free surplus	(93)	93	–	–	–	–	–	–
Experience variances	(33)	33	–	(15)	(15)	1	(16)	(15)
Operating assumption changes	–	(22)	(22)	1	(21)	12	(27)	(15)
Recalibration of risk-margins	–	–	–	–	–	–	59	59
Expected return on adjusted net worth	99	13	112	–	112	121	–	121
Adjusted operating profit after tax	40	211	251	19	270	298	57	355
Investment return variances on in-force business	(3)	22	19	41	60	8	115	123
Investment return variances on adjusted net worth	–	225	225	–	225	293	–	293
Effect of economic assumption changes	(13)	11	(2)	(39)	(41)	–	(24)	(24)
Methodology changes impacting cost of required capital	(117)	117	–	19	19	–	19	19
Profit after tax	(93)	586	493	40	533	599	167	766
Exchange rate movements	3	6	9	8	17	(354)	(272)	(626)
Change in minority interest	–	(3)	(3)	(1)	(4)	(6)	(1)	(7)
Net transfers from covered business	–	(437)	(437)	–	(437)	(556)	–	(556)
Embedded value of the covered business at end of the year	1,159	311	1,470	1,207	2,677	1,408	1,160	2,568
Annual return on embedded value (RoEV)%					10.8%			13.6%

Experience variances were positively impacted by higher risk profits and one-off profits arising from the BOE private client joint venture and the value of business acquired from Medshield offset by negative expense variance partly due to special project expenditure and persistency in the Retail business.

The main operating assumption changes are a reduction in the secondary tax rate levied on dividends from 12.5 per cent to 10.0 per cent, a change in the way the interest rate is determined for unrecouped expenses for the Flexi product to more closely align movements in surrender value to underlying client values, an increase in the reserves held in respect of policyholder investment guarantees, and strengthening of the persistency assumptions in the Retail Affluent market.

This year, the risk-margin recalibration exercise did not result in any movement due to non-economic factors. Last year the impact was significant partly to reflect the business sold since the previous exercise.

The methodology changes impacting cost of required capital reflect modelling improvements and methodology changes to the required capital which reduced the cost of required capital. In aggregate, required capital is subject to a minimum of 130 per cent of the minimum statutory capital requirements. A minimum level equal to the minimum statutory capital requirements is no longer imposed at a product level.

The net transfers from covered business in 2007 mainly include dividend payments (net of dividends received from Nedbank and Mutual & Federal), tax on the special dividend, the purchase of additional shares in Nedbank, as well as head office expenses.

The embedded value for South Africa is after the adjustment for market value of life funds' investments in Group equity and debt instruments.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in local currency.

8 Analysis of covered business embedded value results (after tax) continued

United States covered business

£m

	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total (Year ended 31 December 2007)	Adjusted net worth	Value of in-force	Total (Year ended 31 December 2006)
Embedded value of the covered business at beginning of the year	390	64	454	690	1,144	487	678	1,165
New business contribution	108	(193)	(85)	157	72	(128)	173	45
Expected return on existing business – return on value of in-force	–	–	–	61	61	–	62	62
Expected return on existing business – transfer to net worth	–	98	98	(98)	–	76	(76)	–
Expected release of required capital – transfer to free surplus	(120)	120	–	–	–	–	–	–
Experience variances	46	10	56	(81)	(25)	(11)	1	(10)
Operating assumption changes	23	4	27	(104)	(77)	(12)	(44)	(56)
Recalibration of risk-margins	–	–	–	–	–	–	10	10
Expected return on adjusted net worth	9	2	11	–	11	15	–	15
Adjusted operating profit after tax	66	41	107	(65)	42	(60)	126	66
Investment return variances on in-force business	–	–	–	(36)	(36)	–	18	18
Investment return variances on adjusted net worth	(27)	(6)	(33)	–	(33)	(3)	–	(3)
Effect of economic assumption changes	–	–	–	(11)	(11)	–	(15)	(15)
Material revision to actuarial models	–	–	–	–	–	–	(38)	(38)
Methodology changes impacting cost of required capital	–	–	–	(4)	(4)	–	9	9
Profit after tax	39	35	74	(116)	(42)	(63)	100	37
Exchange rate movements	(5)	–	(5)	(10)	(15)	(61)	(88)	(149)
Net transfers to covered business	–	(18)	(18)	–	(18)	91	–	91
Embedded value of the covered business at end of the year	424	81	505	564	1,069	454	690	1,144
Annual return on embedded value (RoEV)%					3.8%			6.1%

The segment results of United States include Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the United States life companies, and Old Mutual (Bermuda) Limited.

The negative experience variances mainly arose from mortality losses on single premium immediate annuities and revised modelling of caps on the Fixed Indexed annuity block.

The main operating assumption changes include a strengthening of mortality assumptions on single premium immediate annuities and certain modelling changes made as a result of the actuarial review of the underlying models. The economic assumption changes include revisions to the assumptions used in modelling spreads under Fixed Indexed annuity products. In 2006, the actuarial model used to calculate the embedded value was replaced and upgraded. This resulted in a reduction in the embedded value in 2006.

The methodology changes impacting cost of required capital reflects a change in the required capital in OMRe to accommodate the new Irish Capital Requirements.

The transfer to covered business is in respect of the release of capital and head office expenses.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in local currency.

8 Analysis of covered business embedded value results (after tax) continued

Europe covered business

£m

					Year ended 31 December 2007			Year ended 31 December 2006
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the year			419	2,321	2,740	30	35	65
Acquired embedded value of Skandia			–	–	–	391	2,085	2,476
Opening fair value adjustments			(181)	114	(67)	(47)	(12)	(59)
	264	(26)	238	2,435	2,673	374	2,108	2,482
New business contribution	18	(330)	(312)	445	133	(278)	408	130
Expected return on existing business – return on value of in-force	–	–	–	157	157	–	119	119
Expected return on existing business – transfer to net worth	–	415	415	(415)	–	371	(371)	–
Expected release of required capital – transfer to free surplus	(13)	13	–	–	–	–	–	–
Experience variances	23	17	40	(15)	25	22	30	52
Operating assumption changes	(19)	(2)	(21)	1	(20)	(1)	(27)	(28)
Recalibration of risk-margins	–	–	–	(15)	(15)	–	20	20
Expected return on adjusted net worth	8	4	12	–	12	13	–	13
Adjusted operating profit after tax	17	117	134	158	292	127	179	306
Investment return variances on in-force business	5	3	8	(6)	2	8	44	52
Investment return variances on adjusted net worth	–	10	10	–	10	8	–	8
Effect of economic assumption changes	29	(29)	–	(30)	(30)	(2)	(3)	(5)
Methodology changes impacting cost of required capital	–	–	–	(1)	(1)	–	18	18
Profit after tax	51	101	152	121	273	141	238	379
Exchange rate movements	12	(1)	11	87	98	(4)	(2)	(6)
Minority interest	(3)	7	4	24	28	(4)	(23)	(27)
Net transfers to covered business	–	43	43	–	43	(88)	–	(88)
Embedded value of the covered business at end of the year	324	124	448	2,667	3,115	419	2,321	2,740
Annual return on embedded value (RoEV)%					10.9%			13.4%

The segmental results of Europe include the Skandia Life companies in the United Kingdom, Nordic region, Europe and Latin America.

The positive experience variances mainly arose from a higher level of fee income than that assumed, and a contribution from profits not valued, which was partially offset by negative expense variances.

The main operating assumption changes are the reduction in the future corporation tax assumption in the UK region from 30 per cent to 28 per cent and in Germany from 39 per cent to 30 per cent. Lower asset based charges for the tick-the-box collective agreements and some corporate business have been assumed in the Nordic region. The Nordic region has also introduced annuitisation of the corporate business and valued the Waiver of Premium business. Persistency assumptions have been strengthened in Nordic, Italy and Germany.

The risk-margin recalibration impact arose in the Nordic region partly due to the introduction of annuitisation, where there is now the possibility to invest further during the retirement phase, which extended the duration of contracts.

The transfers from covered business include internal financing arrangements, allocation of head office expenses and the sale of VIDA Spain.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in local currency.

9 Value of new business (after tax)

The tables below set out the geographic analysis of the value of new business (VNB) after tax. Annual premium equivalent (APE) is calculated as recurring premiums plus 10 per cent of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the present value of new business premiums (PVNBP), and shown under APE margin and PVNBP margin below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period and is calculated on the same assumptions as for the value of new business contribution.

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Recurring premiums		
South Africa	237	234
United States	39	49
Europe	415	357
	691	640
Single premiums		
South Africa	1,115	1,344
United States	2,962	1,977
Europe	6,607	5,476
	10,684	8,797
APE		
South Africa	348	368
United States	335	247
Europe	1,077	905
	1,760	1,520
PVNBP		
South Africa	2,323	2,497
United States	3,150	2,221
Europe	8,405	7,111
	13,878	11,829
VNB		
South Africa	61	69
United States	72	45
Europe	133	130
	266	244
APE margin		
South Africa	18%	19%
United States	21%	18%
Europe	12%	14%
	15%	16%
PVNBP margin		
South Africa	2.7%	2.8%
United States	2.3%	2.0%
Europe	1.6%	1.8%
	1.9%	2.1%

9 Value of new business (after tax) continued

The value of new individual unit trust linked retirement annuities and pension fund asset management business written by the South Africa long-term business, which amounted to £435 million in the year ended 31 December 2007, is excluded as the profits on this business arise in the asset management business. The South African healthcare business secured the administration of a large new scheme (Medshield) with recurring premium flow of £92 million per year in April 2007. This premium income has been excluded from the value of new business due to its one-off nature. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business.

The value of new institutional investment platform pensions business written in the United Kingdom, which amounted to £16 million in the year ended 31 December 2007, is excluded as this is more appropriately classified as mutual fund business.

10 Product analysis of new covered business premiums

£m

		Year ended 31 December 2007		Year ended 31 December 2006
South Africa product analysis	Recurring	Single	Recurring	Single
Total business	237	1,115	234	1,344
Individual business	208	641	203	694
Savings	50	494	55	530
Protection	77	5	74	5
Annuity	–	141	–	157
Retail mass market	81	1	74	2
Group business	29	474	31	650
Savings	5	394	3	494
Protection	11	1	9	1
Annuity	–	79	–	155
Healthcare	13	–	19	–
South Africa contract analysis				
Total business*	237	1,115	234	1,344
Individual business	208	641	203	694
Insurance contracts	123	132	118	151
Investment contracts with discretionary participating features	44	35	42	23
Other investment contracts	41	474	43	520
Group business	29	474	31	650
Insurance contracts	24	80	28	156
Investment contracts with discretionary participating features	5	160	3	110
Other investment contracts	–	234	–	384
United States product analysis				
Total business	39	2,962	49	1,977
Fixed deferred annuity	–	97	–	81
Fixed indexed annuity	–	960	–	1,161
Variable annuity	–	1,757	–	574
Life	39	18	49	–
Immediate annuity	–	130	–	161
United States contract analysis				
Total business*	39	2,962	49	1,977
Insurance contracts	39	2,790	49	1,761
Other investment contracts	–	172	–	216
Europe product analysis				
Total business	415	6,607	357	5,476
Unit-linked assurance	413	6,601	348	5,455
Life	2	6	9	21

* Within the preceding contract analysis the classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the primary financial statements definitions. All categories of business are subject to EEV accounting.

11 Drivers of new business value

Total covered business		£m Year ended 31 December 2007
	APE Margin %	PVNBP Margin %
Year ended 31 December 2006	16.2	2.1
Change in volume	(0.7)	(0.1)
Change in product mix	(0.4)	(0.1)
Change in country mix	+0.6	+0.1
Change in operating assumptions	(0.4)	–
Change in economic assumptions	+0.2	–
Exchange rate movements	(0.3)	(0.1)
Year ended 31 December 2007	15.2	1.9

South Africa covered business	APE Margin %	PVNBP Margin %
Year ended 31 December 2006	18.7	2.8
Change in volume	+0.6	+0.2
Change in product mix	+0.4	–
Change in operating assumptions	(2.1)	(0.3)
Year ended 31 December 2007	17.6	2.7

The APE and PVNBP per cent margin changes are calculated in local currency.

United States covered business	APE Margin %	PVNBP Margin %
Year ended 31 December 2006	18.3	2.0
Change in volume	–	(0.2)
Change in product mix	+3.1	+0.5
Year ended 31 December 2007	21.4	2.3

The APE and PVNBP per cent margin changes are calculated in local currency.

Europe covered business	APE Margin %	PVNBP Margin %
Year ended 31 December 2006	15.5	1.8
Opening adjustment	(0.6)	(0.1)
Adjusted prior year	14.9	1.7
Change in volume	(2.5)	(0.2)
Change in product mix	(1.7)	(0.2)
Change in country mix	+0.9	+0.1
Change in operating assumptions	+0.1	+0.1
Change in economic assumptions	+0.3	–
Exchange rate movements	+0.3	+0.1
Year ended 31 December 2007	12.3	1.6

The prior year new business margins in Nordic have been restated to incorporate the impact of the Liv-Link agreement negotiated in 2007.

The margins for the 2006 year incorporate the full year's new business.

APE and PVNBP per cent margin changes are calculated in Sterling.

12 Assumptions

Introduction

The principal assumptions used in the calculation of the value of in-force business and VNB are set out below. The assumptions are best estimate and actively reviewed.

> Adjusted operating profit is calculated on closing operating assumptions and opening economic assumptions.
> The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.
> New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.
> The value of new business has been based on opening economic assumptions and closing operating assumptions accumulated to the period end. This is a change from the 2006 year-end where closing economic assumptions were used.
> The sensitivity of the embedded value, the value of in-force and value of new business to key assumptions are set out in note 13.

Economic assumptions

The pre-tax investment and economic assumptions are updated every six months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the directors' view of future projected returns in each geography.

> The risk-margins have been calculated using an approach consistent to that adopted as at 31 December 2006, and reflect the distinctive risks of the products in the respective business units. These risk-margins do not include the risk associated with financial options and guarantees.
> Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.
> For the South Africa business projected taxation is based on the current tax basis that applies in each country. Full allowance has been made for secondary tax on companies (STC) at a rate of 10 per cent that may be payable in South Africa. Full account has been taken of the impact of capital gains tax. It has been assumed that 10 per cent of the equity portfolio (excluding Group subsidiaries) will be traded each year. The effective tax rate was 33 per cent for South Africa and zero per cent for Namibia, except for the investment return on capital for which the attributed tax was derived from the primary accounts.
> For the United States full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. The effective rate was 33 per cent.
> For the Europe businesses, projected tax is based on the current tax rate that applies in each country. In Sweden, no allowance has been made for additional tax on dividends remitted to the UK. Tax has however been allowed for on dividends to be remitted to the UK from the Isle of Man. The effective tax rates for Nordic, United Kingdom and the balance of Europe were a range of 2 to 28 per cent, 23 per cent and a range of 13 to 45 per cent.

South Africa	At 31 December 2007	At 31 December 2006
Risk-free rate (10 year Government bond)	**8.5%**	7.9%
Cash return	**6.5%**	5.9%
Equity return	**12.0%**	11.4%
Property return	**10.0%**	9.4%
Expense inflation	**5.5%**	4.9%
Traditional embedded value risk discount rate[1]	**11.2%**	10.8%
Risk-free rate	**8.5%**	7.9%
Risk-margin[2]	**2.1%**	2.0%
Cost of financial options and guarantees[3]	**–**	–
Cost of required capital in excess of statutory minimum[4]	**0.6%**	0.9%

United States	At 31 December 2007	At 31 December 2006
Risk-free rate (10 year Treasury yield)	**4.0%**	4.7%
Expense inflation	**3.0%**	3.0%
New money yield assumed*	**5.8%**	6.6%
Net portfolio earned rate	**6.0%**	5.8%
Traditional embedded value risk discount rate[1]	**9.3%**	9.8%
Risk-free rate	**4.0%**	4.7%
Risk-margin[2]	**3.4%**	3.0%
Cost of financial options and guarantees[3]	**0.9%**	1.0%
Cost of required capital in excess of statutory minimum[4]	**1.0%**	1.1%

* The new money yield assumed increases by 0.05 per cent after 48 months.
1 This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time-value of options and guarantees and required capital in excess of the statutory minimum.
2 Risk-margin is net of the risk allowance for the time-value of financial options and guarantees and for the required capital in excess of statutory minimum.
3 This is the time-value of financial options and guarantees not allowed for in statutory reserves.
4 This is the margin for the cost of holding required capital in excess of the statutory minimum.

12 Assumptions continued

Economic assumptions continued

Europe	At 31 December 2007	At 31 December 2006
United Kingdom		
Risk-free rate (10 year Government bond)	4.6%	4.6%
Cash return	3.6%	3.6%
Equity return	7.5%	7.5%
Property return	6.6%	6.1%
Expense inflation	4.6%	4.3%
Traditional embedded value risk discount rate[1]	7.6%	7.1%
Risk-free rate	4.6%	4.6%
Risk-margin[2]	2.2%	2.1%
Cost of financial options and guarantees[3]	–	–
Cost of required capital in excess of statutory minimum[4]	0.8%	0.4%
Sweden		
Risk-free rate (10 year Government bond)	4.4%	3.8%
Cash return	3.4%	2.8%
Equity return	7.4%	6.8%
Property return	5.9%	5.3%
Expense inflation	3.6%	3.1%
Traditional embedded value risk discount rate[1]	7.7%	6.9%
Risk-free rate	4.4%	3.8%
Risk-margin[2]	3.4%	3.1%
Cost of financial options and guarantees[3]	–	–
Cost of required capital in excess of statutory minimum[4]	–	–
Rest of Europe		
Risk-free rate (10 year Government bond)	3.1%-5.7%	2.5%-5.5%
Cash return	2.1%-4.7%	1.5%-4.5%
Equity return	6.1%-8.7%	5.5%-8.5%
Property return	4.6%-7.2%	4.0%-7.0%
Expense inflation	2.5%-5.0%	1.8%-3.0%
Traditional embedded value risk discount rate[1]	4.0%-7.7%	4.0%-7.5%
Risk-free rate	3.1%-5.5%	2.5%-5.5%
Risk-margin[2]	0.9%-2.9%	1.4%-3.1%
Cost of financial options and guarantees[3]	–	–
Cost of required capital in excess of statutory minimum[4]	0.0%-3.0%	0.0%-3.0%

1 This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time-value of options and guarantees and required capital in excess of the statutory minimum.
2 Risk-margin is net of the risk allowance for the time-value of financial options and guarantees and for the required capital in excess of statutory minimum.
3 This is the time-value of financial options and guarantees not allowed for in statutory reserves.
4 This is the margin for the cost of holding required capital in excess of the statutory minimum.

Risk-margins

- The risk-margins above the risk-free rate were recalibrated as at 31 December 2007. The South African risk-margin increased by 10 basis points as a result of changes in the level and direction of swap curves. The United States risk-margin increased by 40 basis points reflecting the widening of corporate bond spreads over treasuries. The changes in risk margins for the Europe covered businesses range from an increase of 40 basis points to a reduction of 50 basis points driven by changes in the level and direction of swap curves. To the extent that they relate to economic items, the effect of these changes is included in the economic assumption changes.
- Risk margin movement due to non-economic factors are included as a separate item within the adjusted operating profit.
- The risk-margins for the risk associated with the time-value of financial options and guarantees and the allowance for required capital in excess of the statutory minimum have been presented separately.

12 Assumptions continued

Non-economic assumptions

> The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.
> The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 37 per cent of the Group holding company expenses, with 15 per cent allocated to South Africa, 5 per cent allocated to United States and 17 per cent allocated to Europe.
> The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.
> No allowance has been made for future productivity improvements in the expense assumptions.
> Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.
> The embedded value makes no provision for future development costs. However, provision is included within certain business units for project costs where these are known with sufficient certainty.

Required capital

> For the South Africa business, the required capital is calculated for each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business. The capital requirement, based on the discounted value of the maximum shareholder support required, is determined using a conditional tail expectation at the 97.5 percentile level. The required capital is invested in local equities, local cash and international cash. The asset allocation as at 31 December 2007 is 60, 33 and 7 per cent respectively. In aggregate required capital is subject to a minimum of 130 per cent of the statutory capital requirement. The level of required capital was 134 per cent of the minimum statutory requirements as at 31 December 2007 (146 per cent as at 31 December 2006). The ratio declined over the year mainly as a result of modelling changes, which reduced the level of required capital.
> For the United States business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200 to 300 per cent and average 296 per cent as at 31 December 2007. The required capital for Old Mutual (Bermuda) Limited is based on the level of capital considered by management appropriate to manage the business, which is calculated as 125 per cent of United States RBC calculated on local reserves, subject to a minimum of local statutory requirements. The required capital for Old Mutual Reassurance (Ireland) Limited is based on the level of capital considered by management appropriate to manage the business which is based on 125 per cent of the new Irish Capital Requirements. The required capital for the United States business is invested in fixed interest assets.
> For the Europe businesses the required capital reflects the level of capital considered by management appropriate to manage the business, allowing for local minimum statutory requirements. In certain regions, for example Nordic, statutory capital is partially covered by the deferred acquisition costs which are implicitly included in the value of in-force business rather than the adjusted net worth. The required capital is invested in short and medium-term fixed interest assets. The required capital as a percentage of minimum statutory capital in the United Kingdom (excluding the Isle of Man) reduced from 200 per cent to 180 per cent. For other Skandia territories, the percentages have remained broadly the same and are: 73 per cent for Nordic, 200 per cent for the Isle of Man and ranging from 63 per cent to 240 per cent for the balance of Europe.

Financial options and guarantees
South Africa

> As required by the applicable Actuarial Society of South Africa guidance note, the time-value of the financial options and guarantees included in the statutory reserves in the South Africa businesses as at 31 December 2007 has been valued using a proprietary risk-neutral market consistent asset model. The asset model and calibration input is supplied by a proprietary economic scenario generator. This represents a change from the random walk, log-normal "real world" stochastic asset model used to quantify the time-value reserve as at 31 December 2006. The time-value reserves relate mainly to the guarantees detailed below:

Individual business:

> A closed block of unit-linked and with-profit business has an underlying minimum growth rate guarantee (4.28 per cent per annum for life and endowment business and 4.78 per cent per annum for retirement annuity business) applicable when calculating death, disability and maturity claims.
> A small block of with-profits business guarantees minimum values to the policyholder at a point in time, generally five years from inception. If the guarantee is not exercised, another guarantee may be set.
> A small block of Retail Mass market with-profits savings business that has death guarantees of premiums (net of fees) plus 4.25 per cent per annum investment return.
> Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange full retirement proceeds for a minimum level of annuity income at maturity.
> In addition, with-profits business has vested bonus guarantees at certain future dates, which operate in conjunction with the options and guarantees set out above.

12 Assumptions continued

Financial options and guarantees continued
South Africa continued
Group business:

> There is a significant pre-retirement savings with-profits portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.
> A significant with-profits annuity in payment portfolio guarantees annuity payments once declared for the life-time of the annuitant.

Key assumptions:

> The mean returns and volatilities of the asset classes incorporated in the stochastic asset model for 31 December 2006 are detailed below. Correlations between asset classes have been based on an internal assessment of historical relationships.

	Mean interest rate*	Standard deviation**
	31 December 2006	31 December 2006
Equity	11.4%	22%
Property	9.8%	15%
Fixed interest (20 year)	7.9%	13%
Cash	6.0%	3%

* Means have been calculated using the weighted arithmetic average across all scenarios.
** Standard deviations have been calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

> The risk-free curve used to calibrate the 31 December 2007 market-consistent asset model is shown in the table below. The yield curve has been derived from mid swap rates at the calibration date.

	Annualised zero-coupon bond yield
	31 December 2007
1 year	11.5%
2 years	11.1%
3 years	10.7%
4 years	10.4%
5 years	10.1%
10 years	9.1%
15 years	8.5%
20 years	8.1%
25 years	7.8%
30 years	7.6%

> The market consistent asset model has been calibrated to South African (ZAR) option prices at 31 December 2007. Annualised implied volatilities estimated using asset model output are shown in the table below. The option contracts are specified as at-the-money with maturities of 10 years.

	Annualised implied volatility
	31 December 2007
FTSE/JSE TOP40 index[1]	25.4%
20-year ZAR interest-rate swap contract	12.1%

1 Due to liquidity problems in the ZAR equity option market, the market consistent asset model has been calibrated by extrapolating option implied volatility data beyond a term of 3 years.

> As at 31 December 2007 the investment guarantee reserves held as part of the value of liabilities, which included allowance for reasonable management actions and a dynamic take-up rate on guaranteed annuity options, were sufficient to cover the time-value of options and guarantees. There is therefore no separate cost deduction from the value of in-force business. The investment guarantee reserve also includes a discretionary margin to allow for the sensitivity of the reserves to interest rate movements. The discretionary margin is released in the value of in-force.

12 Assumptions continued

Financial options and guarantees continued
United States

> The time-value of financial options and guarantees in the United States businesses are valued using a proprietary economic scenario generator. A "real world" stochastic model has been used with the initial position of the yield curve calibrated to 23 US$ denominated index linked government bond prices as at 30 September 2007. Interest rate scenarios are floored at zero per cent and capped at 30 per cent.
> Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.
> Fixed indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum. This equity participation, which is subject to a minimum of zero per cent therefore vests annually.
> The variable annuities offered to off-shore customers through Old Mutual Bermuda can offer various secondary guarantees, including a minimum death benefit. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater.
> Notwithstanding the comments above regarding the vesting of credited interest, deferred annuities are subject to surrender charges as specified in the contracts.
> The universal life policies specify a minimum crediting rate to accumulate account balances.
> All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment. The reserves for financial options and guarantees assume that the low historical take-up rates of around 1 per cent per annum will continue into the future, and are therefore insignificant.
> Certain of the universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.
> The mean returns and volatilities of treasuries along the yield curve are detailed below. The mean-reversion to higher future interest rates inherent in the model is consistent with long-term historical patterns. The interest rate scenarios generated by the model range from zero to 30 per cent.

	Mean interest rate*		Standard deviation**	
Treasuries	31 December 2007	31 December 2006	31 December 2007	31 December 2006
6 months	**4.4%**	4.7%	**4.2%**	4.3%
1 year	**4.5%**	4.7%	**4.3%**	4.3%
5 year	**4.9%**	4.9%	**4.2%**	4.1%
10 year	**5.1%**	5.1%	**3.9%**	3.9%
20 year	**5.2%**	5.3%	**3.0%**	3.0%

* The means are calculated by accumulating a unit investment over the projection period (in years) for each simulation, averaging the accumulation across all simulations, and converting the result to an equivalent annual rate (by taking the nth root of the average accumulation, minus 1).
** Standard deviations can be calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

Europe

> While certain products within the Europe businesses provide financial options and guarantees, these are immaterial due to the predominantly unit-linked nature of the business except in the Nordic region where the value of certain financial options and guarantees have been taken in the opening fair value adjustments.

13 Sensitivity tests

The tables below for South Africa, United States and Europe show the sensitivity of the embedded value and value of in-force at 31 December 2007 and the value of new business for the year ended 31 December 2007 to changes in key assumptions. For each sensitivity illustrated, all other assumptions have been left unchanged. The sensitivity showing the impact of 1 per cent increase in the yield on equities/property (as a change in the equity/property risk premium) is not given below as a bottom-up market consistent approach has been adopted for calibrating discount rates.

	31 December 2007		£m
South Africa	Embedded value	Value of in-force business	Value of new business
Central assumptions	2,677	1,207	61
Effect of:			
Central discount rate increasing by 1 per cent	2,528	1,057	51
Required capital equal to the minimum statutory requirement	2,720	1,249	65
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately*	2,654	1,184	57
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately*	2,690	1,220	65
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged* **	2,828	1,263	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged* **	2,526	1,150	–
Voluntary discontinuance rates decreasing by 10 per cent	2,712	1,242	70
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,761	1,291	68
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,730	1,260	68
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges***	2,666	1,196	61
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	56

* Calculations include the impact on the investment guarantee reserves held as liabilities under the adjusted net worth.
** Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2007.
*** No impact on with-profit annuities as the mortality risk is borne by policyholders.

	31 December 2007		£m
United States	Embedded value	Value of in-force business	Value of new business
Central assumptions	1,069	564	72
Effect of:			
Central discount rate increasing by 1 per cent	1,015	510	62
Required capital equal to the minimum statutory requirement	1,123	619	85
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,031	526	65
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,107	602	89
Contraction of corporate bond spreads of 10 basis points	1,065	561	–
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,081	576	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,057	552	–
Voluntary discontinuance rates decreasing by 10 per cent	1,133	628	90
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	1,085	581	82
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	1,081	576	77
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	1,061	557	77
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	71

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2007.

13 Sensitivity tests continued

Europe	31 December 2007 Embedded value	Value of in-force business	£m Value of new business
Central assumptions	3,115	2,667	133
Effect of:			
Central discount rate increasing by 1 per cent	2,938	2,490	111
Required capital equal to the minimum statutory requirement	3,118	2,670	132
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	3,029	2,587	120
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	3,207	2,755	144
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	3,261	2,812	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,997	2,550	–
Exchange rates – impact of a 10 per cent depreciation of the Euro against Pounds Sterling	3,070	2,625	–
Exchange rates – impact of a 10 per cent depreciation of the Swedish Krona against Pounds Sterling	3,019	2,579	–
Voluntary discontinuance rates decreasing by 10 per cent	3,213	2,765	151
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	3,178	2,730	140
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	3,137	2,689	134
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	3,115	2,667	133
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	121

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2007.

The 2006 tables for South Africa, United States and Europe are as follows:

South Africa	31 December 2006 Embedded value	Value of in-force business	£m Value of new business
Central assumptions	2,568	1,160	69
Effect of:			
Central discount rate increasing by 1 per cent	2,404	996	58
Required capital equal to the minimum statutory requirement	2,617	1,209	73
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately*	2,502	1,094	63
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately*	2,639	1,231	75
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged* **	2,708	1,208	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged* **	2,429	1,114	–
Voluntary discontinuance rates decreasing by 10 per cent	2,607	1,199	78
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,636	1,228	75
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,622	1,214	75
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges***	2,558	1,150	68
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	64

* Calculations include the impact on the investment guarantee reserves held as liabilities under the adjusted net worth.
** Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.
*** No impact on with-profit annuities as the mortality risk is borne by policyholders.

13 Sensitivity tests continued

United States	31 December 2006		£m
	Embedded value	Value of in-force business	Value of new business
Central assumptions	1,144	690	45
Effect of:			
Central discount rate increasing by 1 per cent	1,089	635	33
Required capital equal to the minimum statutory requirement	1,188	735	54
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,085	631	32
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,210	757	60
Contraction of corporate bond spreads of 10 basis points	1,125	671	–
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,147	693	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,141	688	–
Voluntary discontinuance rates decreasing by 10 per cent	1,208	754	56
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	1,156	703	48
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	1,162	708	46
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	1,132	679	45
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	42

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.

Europe	31 December 2006		£m
	Embedded value**	Value of in-force business**	Value of new business***
Central assumptions	2,740	2,321	139
Effect of:			
Central discount rate increasing by 1 per cent	2,572	2,153	114
Required capital equal to the minimum statutory requirement	2,758	2,340	143
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,672	2,257	127
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	2,818	2,396	157
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,862	2,442	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,619	2,201	–
Exchange rates – impact of a 10 per cent depreciation of the Euro against Pounds Sterling	2,690	2,281	–
Exchange rates – impact of a 10 per cent depreciation of the Swedish Krona against Pounds Sterling	2,657	2,242	–
Voluntary discontinuance rates decreasing by 10 per cent	2,832	2,413	164
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,790	2,371	149
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,762	2,343	143
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	2,740	2,321	141
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	127

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2006.
** The embedded value and value of the in-force business is net of minority interests.
*** Value of new business is gross of minority interests for the year ended 31 December 2006.

Listings and share analysis

The Company's shares are listed on the London, Malawi, Namibian and Zimbabwe Stock Exchanges and on the JSE Limited (JSE). The primary listing is on the London Stock Exchange and the other listings are all secondary listings. The Company's secondary listing on the Stockholm Stock Exchange ended on 7 September 2007, but the Company's shares may still be traded on the Xternal list of the Nordic Exchange in Stockholm. The ISIN number of the Company's shares is GB0007389926.

The high and low prices at which the Company's shares are recorded as having traded on the two main markets on which they were listed during 2007 and 2006 were as follows:

	2007		2006	
	High	Low	High	Low
London Stock Exchange	187.50p	144.0p	205.75p	150.75p
JSE	R26.23	R20.94	R25.57	R18.09

At 31 December 2007, the geographical analysis and shareholder profile of the Company's share register were as follows:

Register	Total shares	% of whole	Number of holders
UK	3,564,651,271	64.69	13,989
South Africa	1,736,931,573	31.52	29,904[1]
Zimbabwe	90,445,436	1.64	30,427[1]
Namibia	15,847,594	0.29	598[1]
Malawi	5,321,756	0.10	4,860[1]
Treasury shares (UK)	97,074,907[2]	1.76	1
Total	**5,510,272,537**	**100**	**79,779**

Source: Computershare Investor Services

Size of holding	Total shares	% of whole	Number of holders
1-1,000	23,378,078	0.43	65,182
1,001-10,000	35,959,701	0.65	12,164
10,001-100,000	45,092,346	0.82	1,569
100,001-250,000	38,733,931	0.70	237
250,001+	5,270,033,574	95.64	626
Treasury shares (UK)	97,074,907[2]	1.76	1
Total	**5,510,272,537**	**100**	**79,779**

Source: Computershare Investor Services

Notes

1 The registered shareholdings on the South African branch register included PLC Nominees (Pty) Limited, which held a total of 1,336,685,042 shares, including 375,141,299 shares held for the Company's sponsored nominee, Old Mutual (South Africa) Nominees (Pty) Limited, for the benefit of 466,980 underlying beneficial owners. The registered shareholdings on the Zimbabwe branch register included Old Mutual Zimbabwe Nominees (Pvt) Limited, which held a total of 779,900 shares as nominee for 3,510 underlying beneficial owners. The registered shareholdings on the Namibian section of the principal register included Old Mutual (Namibia) Nominees (Pty) Limited, which held a total of 5,082,383 shares as nominee for 7,367 underlying beneficial owners. The registered shareholdings on the Malawi branch register included Old Mutual (Blantyre) Nominees Limited, which held a total of 47,100 shares as nominee for 139 underlying beneficial owners.

2 In addition to the 97,074,907 shares registered as treasury shares at 31 December 2007, the Company had also repurchased a further 8,026,152 shares into treasury which had not yet been registered in the Company's UK treasury shares account at that date.

Registrars

The Company's share register is administered by Computershare Investor Services in conjunction with local representatives in various jurisdictions. The following are the contact details:

UK

Computershare Investor Services PLC
The Pavilions,
Bridgwater Road
Bristol
BS99 6ZY
Tel: +44 (0)870 707 1212
email: *web.queries@computershare.co.uk*

South Africa

Computershare Investor Services (Pty) Ltd
70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Tel: 0861 100 940 or +27 (0)11 870 8211

Malawi

Trust Finance Limited
Delamere House
Ground Floor
PO Box 1396
Blantyre
Malawi
Tel: +265 1 823 245
Fax: +265 1 824 494
email: *trust@trust.co.mw*

Namibia

Transfer Secretaries (Pty) Limited
Kaiserkrone Centre
Shop No. 12, Windhoek
(PO Box 2401, Windhoek)
Tel: +264 (0)61 227 647

Sweden

VPC AB
Box 7822
SE-103 97 Stockholm
Tel: +46 8 402 9000

Zimbabwe

Corpserve (Private) Limited
2nd Floor, Intermarket Centre
Corner 1st Street and
Kwame Nkrumah Avenue, Harare
(PO Box 2208, Harare)
Tel: +263 (0)4 751559/61
Fax:+263 (0)4 752629
email: *corpserve@corpserve.co.zw*

Computershare share dealing services

The Company's South African registrars, Computershare Investor Services, administer a telephone and postal sales service for shares held through Old Mutual (South Africa) Nominees (Pty) Limited on the South African branch register and shares held through Old Mutual (Namibia) Nominees (Pty) Limited on the Namibian section of the principal register. If you hold your shares in this way and wish to sell your shares by telephone, Computershare may be contacted on 0861 100 940 (a South African number) between 8.00 a.m. and 4.30 p.m. (local time) on Mondays to Fridays, excluding public holidays. A service fee is payable based on the value of the shares sold.

Internet share dealing This service provides shareholders with a facility to buy or sell Old Mutual plc ordinary shares on the London Stock Exchange. The commission for deals through the internet is 0.5%, subject to a minimum charge of £15. In addition, stamp duty, currently 0.5%, is payable on purchases. There is no need to open an account in order to deal. Real-time dealing is available during market hours. Orders may also be placed outside market hours. Up to 90-day limit orders are available for sales. To access the service, log on to *www.computershare.com/dealing/uk*. Shareholders should have their Shareholder Reference Number (SRN) available for the purposes of sales. The SRN appears on share certificates. A bank debit card will be required for purchases. At present, this service is only available to shareholders in certain European jurisdictions. Computershare's website contains an up-to-date list of these countries.

Telephone share dealing The commission for deals through Computershare's telephone share dealing service is 1%, subject to a minimum charge of £15. In addition stamp duty, currently 0.5%, is payable on purchases. The service is available from 8.00 a.m. to 4.30 p.m. Monday to Friday, excluding bank holidays, on telephone number 0870 703 0084. Shareholders should have their Shareholder Reference Number (SRN) ready when calling about sales. The SRN appears on share certificates. A bank debit card will be required for purchases. Detailed terms and conditions are available on request by telephoning 0870 873 5836. At present, this service is only available to shareholders resident in the UK and Ireland.

These services are offered on an execution-only basis and subject to the applicable terms and conditions. This is not a recommendation to buy, sell or hold shares in Old Mutual plc. Shareholders who are unsure of what action to take should obtain independent financial advice. Share values may go down as well as up, which may result in a shareholder receiving less than he or she originally invested.

To the extent that this statement is a financial promotion for the share dealing service provided by Computershare Investor Services PLC, it has been approved by Computershare Investor Services PLC for the purpose of section 21(2)(b) of the Financial Services and Markets Act 2000 only. Computershare Investor Services PLC is authorised and regulated by the Financial Services Authority. Where this has been received in a country where the provision of such a service would be contrary to local laws or regulations, this should be treated as information only.

Unclaimed demutualisation benefits

Policyholders of the South African Mutual Life Assurance Society (the Society) who qualified for free shares in the Company when the Society demutualised in May 1999, but who did not claim their shares by the closure date of the Unclaimed Shares Trusts (31 August 2006), should contact the Trust Administration and Confirmation Department on 0861 61 9061 (a South African number) or on +27 (0)21 509 8383 between 8.30 a.m. and 4.30 p.m. (South African time) on Mondays to Fridays, excluding public holidays. The Company has indicated that it will continue until 31 August 2009 to settle valid claims to demutualisation benefits on an *ex-gratia* basis by reference to the cash value at 31 August 2006 of the shares to which the policyholder would have been entitled.

Strate

Since January 2002, all transactions in the Company's shares on the JSE have been required to be settled electronically through Strate, and share certificates are no longer good for delivery in respect of such transactions.

The Company wrote to certificated shareholders on its South African branch register in October 2001 to inform them of these changes and of the courses of action available to them. The Company also wrote separately to certificated shareholders on the Namibian section of its principal register in January 2002 to explain the impact of Strate. These included participating in Issuer-Sponsored Nominee Programmes to dematerialise (in the case of South Africa) or immobilise (in the case of Namibia) their previously certificated shareholdings in the Company. Shareholders who have any enquiries about these programmes or about the effect of Strate on their holdings in the Company should contact Computershare Investor Services in Johannesburg on +27 (0)861 100 940 or +27 (0)11 870 8211.

Checking your holding online

An online service is situated at the Investor Centre option within the website address *www.computershare.com* which gives shareholders access to their account to confirm registered details, to give or amend dividend mandate instructions, and to obtain a current shareholding balance. A simple calculator function places a market quote against each holding and allows shareholders to estimate its value. There are also a number of downloadable forms from this site such as change of address, dividend mandate and stock transfer forms. Finally there is an extensive list of frequently asked questions and the facility to contact Computershare Investor Services by email.

Financial calendar

The Company's financial calendar for the forthcoming year is as follows:

Currency conversion date for the final dividend	17 April 2008
Announcement of currency equivalents of the final dividend	18 April 2008
Ex-dividend date in Malawi, Namibia, South Africa and Zimbabwe	opening of business on 5 May 2008
Ex-dividend date on the London Stock Exchange	opening of business on 7 May 2008
Annual General Meeting and first quarter business update	8 May 2008
Record date for the final dividend	close of business on 9 May 2008
Final dividend payment date	30 May 2008
Interim results	6 August 2008
Third quarter business update	6 November 2008
Interim dividend payment date	28 November 2008
Final results for 2008	February 2009

Note
No dematerialisation or rematerialisation within Strate and no transfers between registers may take place in the period 5 to 9 May 2008, both dates inclusive.

Rule 144A ADRs

The Company has a Rule 144A American Depositary Receipt (Rule 144A ADR) facility through The Bank of New York. Each Rule 144A ADR represents 10 ordinary shares in the Company. At 31 December 2007, 337,000 of the Company's shares were held in the form of Rule 144A ADRs. Any enquiries about the Company's Rule 144A ADR facility should be addressed to The Bank of New York, 101 Barclay Street, New York, NY 10286, USA, tel: 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the USA. If you are calling from outside the USA, please call +1 212 815 3700. You may also send an email enquiry to *shareowners@bankofny.com*.

Websites

Further information on the Company can be found on the following websites:
www.oldmutual.com
www.oldmutual.co.za

Electronic communications and electronic proxy appointment

If you would like to receive future communications from the Company by email, please log on to our website, *www.oldmutual.com*, select the "Shareholder Information" section, click on "Electronic Communications" and then follow the instructions for registration of your details. In order to register, you will need your shareholder reference number, which can be found on the payment advice notice or tax voucher accompanying your last dividend payment or notification. The number is also printed on forms of proxy (but not voting instruction forms) for the Annual General Meeting.

Before you register, you will be asked to agree to the Terms and Conditions for Electronic Communications with Shareholders. It is important that you read these Terms and Conditions carefully, as they set out the basis on which electronic communications will be sent to you.

You should bear in mind that, in accessing documents electronically, you will incur the cost of online time. Any election to receive documents electronically will generally remain in force until you contact the Company's Registrars (via the online address set out earlier in this section of the Report or otherwise) to terminate or change such election.

The use of the electronic communications facility described above is entirely voluntary. If you wish to continue to receive communications from the Company by post, then you do not need to take any action.

Electronic proxy appointment is available for this year's Annual General Meeting. This enables proxy votes to be submitted electronically, as an alternative to filling out and posting a form of proxy. Further details are set out on the form of proxy. Electronic submission is not, however, available for voting instruction forms.

Acknowledgements
Old Mutual plc would like to thank all those who participated in producing this report, particularly the members of staff for their contributions.

Designed and produced by The College +44 (0)20 7457 2030

This report is printed on Symbol Freelife paper, which is FSC certified, 100% ECF (Elemental Chlorine Free) and totally recyclable.

This report is available on our website: www.oldmutual.com

If you have finished reading this Report and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste.

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no SGS-COC-003114
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ISO 14001

recycle

Old Mutual plc
Registered in England and Wales No. 3591559
and as an external company in each of South Africa
(No. 1999/004855/10), Malawi (No. 5282),
Namibia (No. F/3591559) and Zimbabwe (No. E1/99)

Registered Office:
5th Floor
Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

www.oldmutual.com

NEWS RELEASE

Ref 33/08

8 February 2008

Mutual & Federal Insurance Company Limited
Results for the year ended 31 December 2007

Mutual & Federal Insurance Company Limited ("Mutual & Federal"), the South African general insurance subsidiary of Old Mutual plc ("Old Mutual"), has today issued its preliminary results for the year ended 31 December 2007.

The full text of Mutual & Federal's announcement is available on the Old Mutual website at www.oldmutual.com or on the JSE News Service (SENS). A hard copy is also available from Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG or Old Mutual Square, Isibaya Building, 2nd Floor, 93 Grayston Drive, Sandton 2196, South Africa.

Old Mutual will announce its preliminary results on 27 February 2008.

Enquiries

Investor Relations		
Merrin Hodge	UK	+44 (0)20 7002 7149
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
James Crampton	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+ 27 (0)21 504 8026

Ref Number 35/08

Information update for the period up to and including 31 January 2008

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public by Old Mutual plc since 30 April 2007:

Ref number	Date of Announcement	Regulatory Headline
25/07	3 May 2007	Final Dividend for the year ended 31 December 2006 (No. 15) Revised Currency Conversion for Zimbabwe
26/07	3 May 2007	Results for the quarter ended 31 March 2007
27/07	4 May 2007	Skandia appoints new Nordic CEO
28/07	9 May 2007	Nedbank Group Limited - Results for the three months ended 31 March 2007
29/07	16 May 2007	Share interests of a person discharging managerial responsibilities
30/07	22 May 2007	Old Mutual appoints new China CEO
31/07	24 May 2007	Annual General Meeting 2007
32/07	30 May 2007	Skandia and Old Mutual South Africa Showcases
33/07	4 June 2007	Share interests of Persons Discharging Managerial Responsibilities
34/07	6 June 2007	Total voting rights
35/07	21 June 2007	Skandia – Investor presentation
36/07	21 June 2007	Old Mutual plc applies to de-list its shares in Sweden from Stockholmsbörsen and to have its shares traded on the Xternal List
37/07	22 June 2007	Old Mutual South Africa – Investor presentation
38/07	4 July 2007	Share interests of a person discharging managerial responsibilities and total voting rights
39/07	24 July 2007	Mutual & Federal management changes
40/07	31 July 2007	Interim Results announcement date
41/07	6 August 2007	Nedbank Group Limited's Interim Results for the six months ended 30 June 2007
42/07	7 August 2007	Total voting rights and shares in issue
43/07	-	(Number not used)
44/07	10 August 2007	Interim Dividend for the six months ended 30 June 2007
45/07	21 August 2007	Old Mutual appoints Richard Pym as a non-Executive Director
46/07	22 August 2007	Notification of transactions of persons discharging managerial responsibilities
47/07	24 August 2007	Notification of interests of persons discharging managerial responsibilities
48/07	29 August 2007	Notification of a transaction by a person discharging managerial responsibilities
49(a)/07	30 August 2007	Notification of a transaction of a Director
49(b)/07	5 September 2007	Total voting rights and shares in issue
50/07	14 September 2007	Notification of a Director's transaction
51/07	24 September 2007	Notification of major interests in shares
52/07	25 September 2007	New logo unites SKANDIA brands
53/07	3 October 2007	Total voting rights and shares in issue
54/07	4 October 2007	Transaction in Own Shares
55/07	5 October 2007	Transaction in Own Shares
56/07	8 October 2007	Transaction in Own Shares
58/07	9 October 2007	Transaction in Own Shares
59/07	10 October 2007	Transaction in Own Shares
60/07	11 October 2007	Transaction in Own Shares
61/07	11 October 2007	Skandia launches Global Investment Management Function
62/07	12 October 2007	Transaction in Own Shares
63/07	16 October 2007	Notification of transactions of persons discharging managerial responsibilities
64/07	19 October 2007	Interim Dividend 2007 – Currency Conversions
65/07	22 October 2007	Transaction in Own Shares
66/07	23 October 2007	Transaction in Own Shares
67/07	23 October 2007	Sale of Nordic vehicle financing business by SkandiaBanken
68/07	24 October 2007	Transaction in Own Shares
69/07	25 October 2007	Transaction in Own Shares
70/07	26 October 2007	Transaction in Own Shares
71/07	29 October 2007	Transaction in Own Shares
72/07	30 October 2007	Trading Update for the nine months ended 30 September 2007
73/07	2 November 2007	Total shares in issue and voting rights
74/07	6 November 2007	Notification of major interests in shares
75/07	8 November 2007	Trading update for the nine months ended 30 September 2007
76/07	8 November 2007	Potential offer for Old Mutual's stake in Mutual & Federal
77/07	9 November 2007	Transaction in Own Shares

78/07	12 November 2007	Transaction in Own Shares
79/07	13 November 2007	Transaction in Own Shares
80/07	14 November 2007	Transaction in Own Shares
81/07	15 November 2007	Transaction in Own Shares
82/07	16 November 2007	Transaction in Own Shares
83/07	16 November 2007	Notification of a transaction a person discharging managerial responsibilities
84/07	19 November 2007	Transaction in Own Shares
85/07	20 November 2007	Transaction in Own Shares
86/07	21 November 2007	Transaction in Own Shares
87/07	22 November 2007	Transaction in Own Shares
88/07	23 November 2007	Transaction in Own Shares
89/07	26 November 2007	Transaction in Own Shares
90/07	27 November 2007	Transaction in Own Shares
91/07	28 November 2007	Transaction in Own Shares
92/07	29 November 2007	Transaction in Own Shares
93/07	30 November 2007	Transaction in Own Shares
94/07	3 December 2007	Transaction in Own Shares
95/07	4 December 2007	Transaction in Own Shares
96/07	5 December 2007	Transaction in Own Shares
97/07	6 December 2007	Transaction in Own Shares
98/07	7 December 2007	Transaction in Own Shares
99/07	10 December 2007	Transaction in Own Shares
100/07	11 December 2007	Transaction in Own Shares
101/07	12 December 2007	Transaction in Own Shares
102/07	12 December 2007	Share interests of a person discharging managerial responsibilities
103/07	13 December 2007	Transaction in Own Shares
104/07	14 December 2007	Update on potential offer for Mutual & Federal
105/07	14 December 2007	Transaction in Own Shares
106/07	17 December 2007	Transaction in Own Shares
107/07	18 December 2007	Transaction in Own Shares
108/07	19 December 2007	Transaction in Own Shares
109/07	28 December 2007	Transaction in own shares – Prohibited Period Share Repurchases
1/08	3 January 2008	Transaction in Own Shares
2/08	3 January 2008	Total voting rights and shares in issue
3/08	4 January 2008	Transaction in Own Shares
4/08	7 January 2008	Transaction in Own Shares
5/08	8 January 2008	Transaction in Own Shares
6/08	9 January 2008	Transaction in Own Shares
7/08	10 January 2008	Transaction in Own Shares
8/08	11 January 2008	Transaction in Own Shares
9/08	14 January 2008	Transaction in Own Shares
10/08	15 January 2008	Transaction in Own Shares
11/08	16 January 2008	Transaction in Own Shares
12/08	16 January 2008	Old Mutual establishes Asia Pacific headquarters
13/08	17 January 2008	Transaction in Own Shares
14/08	18 January 2008	Transaction in Own Shares
15/08	21 January 2008	Transaction in Own Shares
16/08	22 January 2008	Transaction in Own Shares
17/08	23 January 2008	Transaction in Own Shares
18/08	23 January 2008	Notification of major interests in shares
19/08	24 January 2008	Transaction in Own Shares
20/08	25 January 2008	Transaction in Own Shares
21/08	25 January 2008	Update on potential offer for Mutual & Federal
22/08	28 January 2008	Transaction in Own Shares
23/08	28 January 2008	Notification of major interests in shares
24/08	29 January 2008	Transaction in Own Shares
25/08	30 January 2008	Total voting rights and share in issue
26/08	31 January 2008	Transaction in Own Shares

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is confirmed that some of the information disclosed in the above announcements may now be out of date.

Copies of all the above announcements are available for viewing or download from the Company's website, *www.oldmutual.com*

RECEIVED
2008 JUN 18 P 12: 32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 February 2008

Results for the year ended 31 December 2007

Year of investment establishes strong platform for future growth

- **Net client cash flows (NCCF) of £23.4 billion, 9.9% of opening funds under management (FUM)**
- **FUM up 18% to £278.9 billion despite unsettled market conditions**
- **Life APE sales up 12% to £1,760 million (up 16% at constant exchange rates)**
- **Mutual fund sales of £8,268 million: strong US and ELAM growth offset by market declines in UK**
- **Value of new business up 5% to £266 million**
- **Profit before tax (IFRS) up 2% to £1,750 million**
- **Adjusted operating profit* on an IFRS basis up 11% to £1,624 million (2006: £1,459 million)**
- **Adjusted operating earnings per share** up 12% to 16.9p on an IFRS basis (31 December 2006: 15.1p)**
- **Adjusted Embedded Value per share 173.3p at 31 December 2007 (31 December 2006: 161.1p***)**
- **Recommended final dividend up 10% to 4.55p (68.92 cents****) per share, in line with underlying growth rates**

Jim Sutcliffe, Chief Executive, commented:

"In 2007, in conditions which became very challenging during the second half of the year, we focused on building our capabilities across our international portfolio. I am delighted that during this period of investment we were able to produce strong earnings growth. Particularly pleasing was the continued delivery of excellent investment performance across the Group, which stimulated good growth in net client cash flows and funds under management which will stand us in good stead going forward.

Looking ahead, while currency movements and the continued turbulent state of global markets will have an impact on earnings, diversity in product mix and geography, coupled with our robust capital position and operating momentum in our businesses, give me confidence that we will deliver a resilient performance in 2008. "

Enquiries

Investor Relations

Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)21 509 8709

Media

James Crampton	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+27 (0)21 504 8026

College Hill (UK)

Tony Friend	UK	+44 (0)20 7457 2020

Notes

Wherever the terms asterisked in the Financial Highlights are used, whether in the Financial Highlights, the Chief Executive's Statement, the Group Finance Director's Review or the Business Review, the following definitions apply:

* For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, put revaluations related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value (profits)/losses on certain Group debt movements.

** Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment (BEE) trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and BEE trusts.

*** The 2006 comparative has been restated from that previously published to reflect the value of own shares held by the Group's Employee Share Ownership Plans (ESOP)

**** Indicative only, being the Rand equivalent of 4.55p converted at the exchange rate prevailing on 25 February 2008. The actual amount to be paid by way of final dividend to holders of shares on the South African branch register will be calculated by reference to the exchange rate prevailing at the close of business on 17 April 2008, as determined by the Company, and will be announced on 18 April 2008.

Forward-looking statements

This announcement contains forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or any other forward-looking statements that it may make.

Notes to Editors:

A webcast of the presentation and Q&A will be broadcast live at 9.00 a.m. (UK time), 10.00 a.m. (Swedish time) and 11:00am (South African time) today on the Company's website, *www.oldmutual.com.* Analysts and investors who wish to participate in the call should dial the following toll-free numbers:

UK	0500 551 077
Sweden	0200 887 651
South Africa	0800 991 468
North America	+1 877 491 0064

Playback (available until midnight on 12 March 2008):

UK	0207 031 4064
UK toll-free	0800 358 1860
Sweden	+46 (0) 850 520 333
North America toll-free	+1 888 365 0240
North America	+1 954 334 0342

Access code: 785355

Copies of these results together with high-resolution images (at http://www.oldmutual.com) and biographical details of the Executive Directors of Old Mutual plc, are available in electronic format to download from the Company's website.

A Financial Disclosure Supplement relating to the Company's Preliminary results can be found on the website. This contains a summary of key financial data for 2007 and 2006.

An interview with Jim Sutcliffe, Chief Executive and Jonathan Nicholls, Group Finance Director, in video, audio and text is available on the Company's website, www.oldmutual.com, and on www.cantos.com.

Photographs of management are available at the Visual Media website www.vismedia.co.uk

Chief Executive's Statement

As previously outlined, Old Mutual implemented a programme of investment throughout 2007 to develop the Group, address specific issue areas and place the business on a sound footing for future growth. An enormous amount has been achieved in building scale and market share, and great steps have been taken to remain at the forefront of innovation and be competitive within our markets.

Despite these investments, exchange rate headwinds and tough market conditions in the latter part of the year, our 2007 results reflect the renewed focus Group-wide on delivering outstanding investment performance for customers and returns for shareholders.

Net client cash flows remain excellent

Strong net client cash flows, a key indicator of business performance and a measure being increasingly adopted as a reporting value throughout the industry, were a strong feature of each of our businesses in 2007, in particular of US asset management. While mutual fund sales were impacted in the second half by unfavourable market conditions, life sales overall were good.

Steady growth in IFRS profit, RoE and FUM

Notwithstanding planned infrastructural investments, tight control on cost elements continued, leading to an increase in IFRS adjusted operating profit of 11%. Earnings per share grew by 12% and we produced a solid return on equity of 13.2%. The 2008 target of £300 billion in funds under management remains firmly on track with the Group increasing funds by 18% to £279 billion in 2007 despite the problems that beset the market towards the end of the year.

Positive value creation through Skandia

Skandia, in all its geographies, has shown impressive growth and 2008 will mark the conclusion of the integration programme embarked on when Old Mutual acquired the company in 2006. The platform business in the UK continues to go from strength to strength continuing to attract assets through its well-established IFA network. Skandia Europe and Latin America (ELAM) is also benefiting from the portfolio approach introduced to share practices across like-regions, which has resulted in strong unit-linked sales. While the competitive environment in Sweden continues to hamper margins, we are extremely pleased to report a positive turnaround in sales growth in our Skandia Nordic region. Overall, we believe, with the synergy targets on track, that the value our Group is able to extract from Skandia has made this a very successful, value accretive investment.

South African earnings move ahead strongly

Investment in the retail distribution system, the improvement in the retail offering as well as new marketing initiatives helped drive sales at Old Mutual South Africa (OMSA). With a strong stock market in the early part of the year IFRS adjusted operating profit grew by a healthy 23%. Corporate sales dropped slightly after some large single outflows relating to changing client investment mandates and some hesitancy over the introduction of the new boutique asset management model. The new structure is in place, but as we have said, will take time to bed down, and our focus is now on boosting investment performance to attract inflows.

2007 was a milestone year for Nedbank. Management successfully achieved the three-year recovery targets in the first half, and established a revitalised working environment through investment in people, culture and values. This has provided Nedbank with a competitive edge in the market and a solid foundation from which to sustain its business performance and its credit and expense management in expected tough trading conditions in the current year.

Mutual and Federal (M&F) suffered from a turn in the underwriting cycle and a reduction in investment income. Although M&F is a solid business, we have stated that it is not core to our asset gathering and management strategy in South Africa, and toward the end of 2007 we announced that the Group was in discussion with Royal Bafokeng Holdings to sell Old Mutual's 77% share in M&F. The discussions continue and we hope them to conclude them during the course of 2008.

Chief Executive's Statement

US continues to deliver solid results

Strong investment performance again delivered a powerful net client cash flow result, and asset management earnings grew strongly. Acadian led the way, but there were also strong performances from Barrow Hanley, Dwight, and Rogge, and performance fees were particularly good at Campbell. The life business had exceptionally strong Variable Annuity sales results in the second half from the Bermuda business and earnings were a pleasing increase on the underlying trend in the first half. No further adjustments were required for the immediate annuity portfolio. The US business was cash generative as planned.

Asia Pacific sales continue to grow

Our Asia Pacific businesses continue to reflect the impressive growth of the region. Sales, the value of new business and the level of funds under management have grown strongly, and our increased focus on the region, including the recent establishment of a regional headquarters in Hong Kong, stands us in good stead for the medium term.

Summary and outlook

In 2007, in conditions which became very challenging during the second half of the year, we focused on building our capabilities across our international portfolio. I am delighted that during this period of investment we were able to produce strong earnings growth. Particularly pleasing was the continued delivery of excellent investment performance across the Group, which stimulated good growth in net client cash flows and funds under management which will stand us in good stead going forward.

Looking ahead, while currency movements and the continued turbulent state of global markets will have an impact on earnings, diversity in product mix and geography, coupled with our robust capital position and operating momentum in our businesses, give me confidence that we will deliver a resilient performance in 2008.

Jim Sutcliffe
Chief Executive

27 February 2008

GROUP RESULTS

Group Highlights (£m)	2007	2006	% Change
Adjusted operating profit (IFRS basis) (pre-tax)	**1,624**	1,459	11%
Profit before tax (IFRS)	**1,750**	1,714	2%
Adjusted operating earnings per share (IFRS basis)	**16.9p**	15.1p	12%
Basic earnings per share (IFRS basis)	**19.2p**	17.0p	13%
Adjusted operating profit (EEV basis) (pre-tax)	**1,532**	1,605	(5%)
Adjusted operating earnings per share (EEV basis)	**17.2p**	17.8p	(3%)
Basic earnings per ordinary share from continuing operations	**18.3p**	15.8p	16%
Basic earnings per ordinary share from discontinued operations[1]	**0.9p**	1.2p	(25%)
Adjusted Group embedded Value (£bn)	**9.4**	8.9	6%
Adjusted Group embedded Value per share	**173.3p**	161.1p [2]	8%
Value of new business	**266**	253 [3]	5%
PVNBP	**13,878**	12,185 [3,4]	14%
Life assurance sales (APE)	**1,760**	1,576 [3,4]	12%
Unit trust / mutual funds sales	**8,268**	8,408 [3]	(2%)
Net Client Cash Flows (£bn)	**23.4**	22.3	5%
Funds under management (£bn)	**278.9**	237.1	18%
Return on equity (%) [5]	**13.2%**	12.0%	
Return on Embedded Value (%)	**13.2%**	13.8%	
Full dividend in respect of the financial year 2007	**6.85p**	6.25p	10%

Net client cash flows delivered through sustained investment performance

During 2007, the Group's net client cash flows were a very healthy £23.4 billion representing 9.9% of opening funds under management with good contributions resulting from business unit investment performance. Our US asset management business delivered excellent net inflows of £17.6 billion, while the Skandia businesses achieved £5.3 billion of net inflows. For OMSA, net client cash flows remained a challenge.

Solid sales

In Europe we continued to benefit from being the open architecture leader in the UK with strong life assurance sales, whilst growth continued in ELAM with excellent unit trust sales. In Nordic, investment in the sales channel led to a turnaround from the decline in APE sales experienced during the first half of the year. In the second half, sales in that region recovered resulting in a 3% year-on-year increase overall. In the US, APE sales were up by 47% in US Dollar terms, driven by exceptional growth in Bermuda. South African life sales were 7% higher in Rand terms although 5% lower in Sterling.

1 The results of the Group's South Africa general insurance business, Mutual & Federal, are shown as a discontinued operation in these financial statements. The Group is currently in discussions with the investment group, Royal Bafokeng Holdings (Proprietary) Limited ('RBH') which is expected to result in the sale to RBH of a controlling interest in Mutual & Federal.
2 The 2006 comparative has been restated from that previously published to reflect the value of own shares held in Employee Share Ownership Plans (ESOP)
3 2006 comparatives restated to include acquired Skandia businesses on a pro forma 12 month basis.
4 Restated due to change in the calculation of US Life APE calculation to align with the value of new business calculation
5 Return on equity is calculated using adjusted operating profit after tax and minority interests on an IFRS basis with allowance for accrued coupon payments on the Group's hybrid capital. The average shareholders' equity used in the calculation excludes hybrid capital.

Value of new business up 5%

The value of new business (VNB) grew to £266 million, driven by excellent sales in US Life and strong sales in the UK. The APE profit margin increased to 21% for the US Life business, compared with 18% in 2006. The UK APE margin of 10% was sustained during the period and it is expected that this business will meet its 11-12% target in 2008. In Nordic, the APE margin declined mainly due to increased costs from the new Liv-Link agreement, strengthened lapse assumption, lowered changes and a different business mix, whereas in ELAM we exceeded the margin target. In OMSA, the margin declined slightly from the 2006 result largely due to operating assumptions and the VNB decreased slightly in local currency terms.

IFRS adjusted operating earnings per share 16.9p

In spite of the significant impact of Rand and US Dollar currency depreciation, and the full impact of additional shares issued in relation to the acquisition of Skandia, the Group produced a 12% increase over 2006 in its overall earnings per share.

Group Highlights (£m)	2007	2006	2006 restated at 2007 rates
Adjusted operating profit			
Africa	**1,254**	1,118	988
United States	**260**	264	244
Europe	**268**	239	239
Other	**2**	1	1
	1,784	1,622	1,472
Other Shareholders' Expenses	**(41)**	(33)	(33)
Finance Costs	**(119)**	(130)	(130)
Adjusted operating profit before tax & minority interests	**1,624**	1,459	1,309
Tax	**(418)**	(395)	(354)
Minority Interest	**(292)**	(274)	(247)
Adjusted operating profit after tax & minority interests	**914**	790	708
Adjusted operating EPS (pence)	**16.9**	15.1	13.1

Assuming constant exchange rates, 2006 adjusted operating EPS would have been 13.1p with the currency impact being 1.5p and the impact of the increase in issued shares being 0.5p. 2007 EPS increased on this basis by 29%.

Adjusted Embedded Value per share 173.3p

The adjusted Group EV per share was 173.3p and Adjusted Group Embedded Value (EV) was £9.4 billion at 31 December 2007 (31 December 2006: £8.9 billion). This represents an increase from 161.1p (restated from 157.2p[6] as at 31 December 2006). The movement in EV per share has largely been driven by the net impact of profit flows particularly from non covered business, strong investment market movements and a slight impact of currency appreciation. The EEV per share is after dividend payments and has also been affected by a reduction in the share price of the listed subsidiaries. The share buy back programme to 31 December 2007 has increased the EV per share by 0.2p.

6 Note that after allowing for the opening adjustment calculated now as part of the fair value balance sheet exercise and including the adjustment for the value of ESOP shares, the adjusted Group EV at 1 January 2007 is £8.8 billion and the EEV per share at 1 January 2007 is 159.9p

Return on Equity continued to improve

Return on Equity for the Group improved to 13% from 12%, reflecting the improvement in the earnings run rate compared to 2006 particularly for OMSA, Nedbank, US asset management and UK. In addition, the long term investment return improved partially due to the strong investment performance of the shareholders equity in South Africa.

Group Highlights 2007 (£m)	Long- term business	Asset Management	Banking	General Insurance	Other
Adjusted operating profit (IFRS basis) (pre-tax)	771	288	636	89	(160)
Adjusted operating profit (EEV basis) (pre-tax)	758	288	636	89	(150)
Profit before tax (IFRS)	862	299	650	82	(103)
Value of new business	266	-	-	-	-
Life assurance sales (APE)	1,760	-	-	-	-
Unit trust / mutual funds sales	-	8,268	-	-	-
Net client cash flows (£bn)	4.4	19	-	-	-
Funds under management (£bn)	82.0	193.3	-	-	3.6

Group Highlights 2006 (£m)	Long- term business	Asset Management	Banking	General Insurance	Other
Adjusted operating profit (IFRS basis) (pre-tax)	759	236	545	82	(163)
Adjusted operating profit (EEV basis) (pre-tax)	981	236	545	82	(157)
Profit before tax (IFRS)	742	294	555	132	(9)
Value of new business	244	-	-	-	-
Life assurance sales (APE)	1,520	-	-	-	-
Unit trust / mutual funds sales	-	8,408	-	-	-
Net client cash flows (£bn)	5.3	17.0	-	-	-
Funds under management (£bn)	72.8	163.1	-	-	3.5

Robust capital position

The Group's gearing level remains comfortably within our target range, with senior debt gearing at 31 December 2007 of 1.9% (5.9% at 31 December 2006) and total gearing, including hybrid capital, of 20.5% (21.4% at 31 December 2006).

In January 2007, the Group issued €750 million of Lower Tier 2 Preferred Callable Securities, the proceeds of which were used, in part, to finance the repayment of a €400 million senior Eurobond that matured in April 2007.

The Group has continued to develop its Economic Capital programme and a comfortable surplus exists within each of our South African, US and European regions, meaning that the Group is not reliant for its economic solvency on the need to transfer capital between geographies.

The Group is in compliance with the Financial Groups Directive capital requirements, which apply to all EU-based financial conglomerates. Our FGD surplus was £1.7 billion at 31 December 2007 and we seek to maintain a FGD surplus of around £750 million to £1 billion.

Capital requirements are set by the Board whilst recognising the need to maintain appropriate credit ratings and to meet regulatory requirements at both the Group and local business level.

Other

Our £350 million share buyback programme was announced at the beginning of October 2007 and we have so far repurchased approximately 184 million shares through the London and Johannesburg markets at a total sterling equivalent cost of £282 million.

Holding company cash generation

The table below shows the cash flows of the Old Mutual plc holding company and its satellite holding companies. We believe this provides a clear picture of the cash receipts and payments of the holding companies.

		2007 £m		2006 £m
Total net debt at start of period		**2,407**		**1,278**
Operational flows				
Operational receipts	868		535	
Operational expenses	(152)		(156)	
Other expenses	(71)	645	–	379
Capital flows				
Capital receipts	69		356	
Acquisitions	(66)		(1,287)	
Organic investment	(220)	(217)	(214)	(1,145)
Debt and equity movements				
Old Mutual plc dividend paid	(333)		(281)	
Share repurchase	(177)		–	
New equity issuance	12		14	
Other movements	57	(441)	(96)	(363)
Total net debt at end of period		**2,420**		**2,407**

Total net debt within the holding company at the end of 2006 was £2,407 million. A total of £937 million of operational and capital receipts were received from business units during 2007.

£220 million was invested in the businesses and £333 million was used to pay the 2006 final and 2007 interim dividends. In 2007, £177 million was spent on repurchasing shares.

Total net debt at the end of the year was £2,420 million.

Taxation

The Group's effective IFRS AOP tax rate has decreased to 26% from 27% in 2006. This reflects M&F paying a lower special dividend in 2007 and reductions in the tax rates in the UK and Germany, partially offset by a changed profit mix in South Africa.

Dividend

The directors of Old Mutual plc are recommending a final dividend of 4.55p per share[7] for the year ended 31 December 2007, to be paid on 30 May 2008. Together with the interim dividend of 2.3p per share paid in November 2007, this makes a total of 6.85p per share for the year, which represents an increase of 10% over 2006. The indicative Rand equivalent of this final dividend[8] is 68.92c, making a total of 103.75c, an increase of 17%. The Board's policy on dividends is to seek to achieve steadily increasing returns to shareholders over time, reflecting the underlying rate of progress and cash flow requirements of Old Mutual's businesses.

Jonathan Nicholls
Group Finance Director

27 February 2008

COMPARATIVE INFORMATION

The reporting format for Old Mutual plc for the 2007 reporting period is as follows:

- All Group comparative reporting information on earnings include Skandia from the date of acquisition of 1 February 2006 (unless indicated otherwise).
- Within the financial statements the Europe division comparative information is from the date of acquisition of 1 February 2006.
- Where Europe information is shown within the business review, this has been adjusted on a pro forma basis to reflect ownership from 1 January 2006.

7 The record date for this dividend payment is the close of business on Friday, 9 May 2008 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be Friday, 2 May 2008 and on the London Stock Exchange, Tuesday, 6 May 2008. The shares will trade ex-dividend from the opening of business on Monday, 5 May 2008 on the JSE and the Namibian, Zimbabwe and Malawi Stock Exchanges, and from the opening of business on Wednesday, 7 May 2008 on the London Stock Exchange. Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under the dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend for all five territories will be determined by the Company using exchange rates prevailing at close of business on Thursday, 17 April 2008 and will be announced by the Company on Friday, 18 April 2008. Share certificates may not be dematerialised or rematerialised on the South African branch register between Monday, 5 May and Friday, 9 May 2008, both dates inclusive, and transfers between the registers may not take place during that period.

8 Based on rates at 25 February 2008 (R15.1467 = £1)

UNITED KINGDOM AND OFFSHORE

Highlights (£m)	2007	Pro forma* 2006	% Change
IFRS adjusted operating profit (pre-tax) **	**173**	134	29%
EV adjusted operating profit (covered business) (pre-tax)	**266**	226	18%
Life assurance sales (APE)	**740**	646	15%
UK life assurance sales (APE)	**468**	396	18%
Unit trust sales	**2,275**	3,227	(30%)
Value of new business (post-tax)	**77**	65	18%
New business margin (post-tax)	**10%**	10%	
PVNBP	**6,297**	5,350	18%
Net client cash flows (£bn)	**3.9**	4.9	(20%)
Funds under management (£bn)	**41.9**	36.0	16%

* The 2006 numbers are stated on a pro forma basis assuming ownership for 12 months rather than 11 months and have been restated to include the results of Old Mutual International.

** From 2007 the treatment of Selestia deferred fee income has been harmonised with Skandia MultiFUNDS reducing the 2007 result. The impact of policyholder tax has been smoothed from 2007.

Positive net client cash flows and strong growth in funds under management

Net client cash flows were £3.9 billion for the year, representing 11% of opening funds under management. Whilst net client cash flows are down on 2006, they remain strongly positive, with 2006 being inflated by the post "A-Day" effect and the exceptional institutional mutual fund business mentioned below. Good inflows, combined with favourable market movements during the first half of the year, have driven an increase in funds under management during 2007 as a whole. In the second half, growth was constrained by volatile markets which affected investment performance and investor sentiment. This was partially offset by continued positive net client cash flows.

Pension sales higher

The increase in life assurance sales APE for 2007 is largely driven by UK pensions. Single premiums were the key driver, with sales of both Selestia's *Collective Retirement Account* and Skandia's *Monocharge* pension up by over 25%.

International business increased in the year, benefiting from strong portfolio bond sales into the UK in the first half and single premium business in Latin America and the Far East. A tail-off in offshore institutional short-term business following a tax change in the UK Budget has been offset by higher regular premium business in the latter part of the year. Although this business has experienced increased competition we believe the offshore market has good potential for growth.

Unit trust performance impacted by revised business mix

Although the year started very positively, the latter part of 2007 reflected the influence of increased uncertainty and volatility in equity markets. Unit trust sales were 30% down on 2006. This is largely accounted for by the low margin institutional mutual fund business being significantly down in the year, with no recurrence of the exceptional business volumes experienced in the third quarter of 2006. The year concluded with our new Selestia Investment Solutions, our market-leading open architecture platform experiencing increasing volumes, providing a solid base for future growth.

Strong growth in IFRS adjusted operating profit

IFRS AOP increased by 29% to £173 million for the year. The improvement has been driven by significantly higher level of funds under management throughout the year as a result of positive net client cash flows being sustained well into 2007 as well as improved rebate terms. The effect of both of these factors is a rise in asset-based fees. In addition, there has been a positive impact from the growth in investment income. Both revenue and cost benefits continue to be derived from increased scale and synergies.

Higher EV adjusted operating profit (covered business)

EV adjusted operating profit before tax increased by 18% to £266 million. The value of new business improved 18% to £77 million. Expense synergies and improved mix across the business helped sustain the new business margin of 10%, with sales of single premium pensions being especially strong.

The EV adjusted operating profits include £43 million post tax of positive impact from operating assumption changes largely due to a reduction in corporation tax assumption from 30% to 28%. Operating experience for persistency and expenditure continued in line with expectations. Modest offsetting revisions were required with positive impacts arising from improvement in the allowance for fee income following continuous commercial negotiations and increasing purchasing power.

Further innovative investment solutions

Skandia Investment Management Ltd's (SIML) unconstrained *Best Ideas* range was expanded with the launch of *UK Strategic Best Ideas* in September 2007. *UK Strategic Best Ideas* is the first multi-manager UK UCITS III fund to use long and short equity positions, and has gathered over £90 million in assets since its launch, despite the difficult market environment.

Skandia's risk-focussed multi-manager funds have delivered strong absolute returns, typically with volatility far lower than that of our peers and, consequently, the majority of these funds have delivered better risk-adjusted returns. During the recent volatile market conditions these funds have performed ahead of our peers, showing the benefits of their specific mandates.

Continued progress with integration activity

Integration activities remain on target to deliver the committed savings as well as providing significant revenue potential. The Selestia Investment Solutions platform was launched in August 2007, the full benefits of which will flow through following migration of Skandia MultiFUNDS investors on to the new platform in the second half of 2008. We launched the Skandia Investment Group during the course of the year. This brings sharper focus and energy to investment product manufacturing and strengthens our multi-manager business in a rapidly growing industry. It also improves revenue for divisions and shareholders through broadened and strengthened investment products and greater leverage of buying power with fund groups.

Changes in the UK Market

Skandia responded positively to the FSA's review of the retail distribution market, supporting the proposal that there should be two types of distribution: an "advice channel" and a "no advice channel". Skandia has also supported the concept of "customer agreed remuneration" and has suggested that individuals interfacing with consumers should have appropriate qualifications and be a member of appropriate professional bodies that require commitment to a code of ethics.

The pre-Budget report of October 2007 proposed a change in capital gains tax (CGT) to 18% for unit trust investments, without a similar change in CGT for insurance bonds. Investment bonds will continue to be tax advantageous for certain consumer segments and there will continue to be demand for such solutions. However, total bond demand is likely to soften and we have already seen a material reduction in bond sales since November 2007. It is likely that such demand will switch towards collective investments, outside of an insurance tax wrapper, where it should be noted that Skandia UK has a market leading position, albeit with lower margins than for investment bonds.

NORDIC

Highlights (SEKm)	2007	Pro forma* 2006	% Change
IFRS adjusted operating profit (pre-tax)	**874**	1,075	(19%)
EV adjusted operating profit (covered business) (pre-tax)	**700**	1,589	(56%)
Life assurance sales (APE)	**1,992**	1,942	3%
Mutual funds sales	**3,474**	2,940	18%
Value of new business (post-tax)	**254**	529	(52%)
New business margin (post-tax)	**13%**	27%	
PVNBP	**8,700**	9,675	(10%)
Net client cash flows (SEK bn)	**2.7**	3.5	(23%)
Funds under management (SEK bn)	**116.7**	107.1	9%

* The 2006 numbers are a pro forma result assuming ownership for 12 months rather than 11 months.

Strong market performance contributed to funds under management

Funds under management increased to SEK116.7 billion due to solid investment performance and continued positive net client cash flows. Volatile equity markets during the latter part of 2007 slowed asset growth, but closing funds under management were still up 9% over 2006.

Sales performance improving

Life sales on an APE basis exceeded the prior year by 3%. The negative sales trend experienced in the first half of 2007 was finally reversed in the third quarter and continued to improve significantly during the fourth quarter with the subsequent turnaround in market share. The unit-linked business in Denmark also contributed to this turnaround with a strong sales performance. The turnaround in Sweden was the result of broadening the product and fund ranges and a refocus of our sales initiatives through our tied sales force (up 47% comparing the fourth quarter of 2007 to the fourth quarter of 2006) and the broker channel (up 15% comparing the fourth quarter of 2007 to the fourth quarter of 2006). The tied sales force performance was driven by a greater focus on unit-linked products. From 1 February 2007 the tax advantages of the Swedish *Kapitalpension* product were removed following a change in regulations. This negatively impacted sales as *Kapitalpension* products accounted for 10% of sales in 2006.

Margins under pressure in the short term

Life new business margin was down from an exceptional 27% in 2006 to 13% in 2007. The decline can be attributed to a change in arrangements between Skandia AB and Skandia Liv (the Liv-Link agreement), the strengthened lapse assumptions, lowered charges (due to market competition), and a change in business mix in Sweden, particularly since *Kapitalpension* product tax advantages were removed.

In the medium term, the new business margin is expected to improve to reach high teens. This will be achieved through continued growth in sales leading to economies of scale, product development and the introduction of a new more cost-efficient IT platform and other expense led initiatives. During 2007, investment in IT commenced with the development of the new *Investment Portfolio* system which enables an enhanced product offering.

Underlying IFRS AOP profit solid

IFRS AOP decreased by 19% for the year primarily due to the introduction of the Liv-Link agreement, which deals with the administration and distribution costs associated with the jointly marketed products.

EV adjusted operating profit impacted by market pressure

EV AOP is down 56% on 2006 mainly driven by a net negative effect from assumption changes and recalibration of risk margin of SEK735 million in 2007. There is strong price pressure in the Swedish market and in order to adapt to market conditions fees have been reduced for the "tick-the-box" collective agreements and the tendered corporate business during 2007. Persistency assumptions have also been strengthened which is offset by capitalisation of future waiver of premium business profits which was previously not valued. The drop in value of new business is another driver for the lower EV AOP in 2007 compared to 2006.

Continued growth in banking business and increased focus

Both deposit and loan books at SkandiaBanken continued to increase in 2007. The growth in loans has slowed down, but the net interest margin was maintained at prior year levels, despite stiff competition. Lending increased to SEK52.7 billion, up 20% on 2006, mainly due to good growth in Norway in both mortgage lending and car financing. The number of customers increased 3% over 2006. SkandiaBanken's operating profit for 2007 was SEK191 million, 31% higher than 2006.

During 2007, SkandiaBanken started a major shift in strategic direction to a bank focused on a broader long-term savings and client offerings. In October we announced the sale of SkandiaBanken Bilfinans, the vehicle finance business, to DnB NOR. The total book profit expected to be realised is SEK1 billion. The Danish banking operations were also divested in the third quarter of 2007 to strengthen profitability and to bring focus to the remaining businesses.

Putting the business on a sound footing for the future

The focus during the year has been on improving operational efficiency and aggressive marketing activities and these are continuing in 2008. The investment programme and restructuring activities within Nordic reduced IFRS adjusted operating profit for the year by SEK81 million, however, we have strengthened the savings offering during 2007 by widening the fund range in both Skandia AB and SkandiaBanken. The unit-linked products have been improved with several new product offerings during 2007 and further improvement is underway. One example of the latter is the new *Investment Portfolio* product launched during February 2008.

Positive outlook

In future years, the Nordic savings market is likely to be affected by a number of legislative changes impacting tax neutrality between savings with and without insurance wrap, transfer rights, market competition and changes to collective pensions agreements. However, with a full range of product offerings – traditional life, unit-linked, banking, financial advisory, mutual funds and healthcare – Skandia Nordic is well positioned in a growing savings market.

The key focus going forward is building an offering which provides both end-customers and distributors with advisory tools and top quality advice, innovative products, top-quartile returns and the market's best client service. There are strong synergies in terms of scale, brand and cross-selling and administration. The second half of 2007 marked a watershed for Skandia Nordic, particularly in Sweden, with renewed optimism founded on a new CEO, sales increases, product launches and much improved relations with Skandia Liv, the media and customers.

EUROPE AND LATIN AMERICA (ELAM)

Highlights (€m)	2007	Pro forma* 2006	% Change
IFRS adjusted operating profit (pre-tax)	**43**	42	2%
EV adjusted operating profit (covered business) (pre-tax)	**48**	121	(60%)
Life assurance sales (APE)	**276**	252	10%
Mutual fund sales	**3,071**	2,188	40%
Value of new business (post-tax)	**54**	52	4%
New business margin (post-tax)	**20%**	21%	
PVNBP	**2,139**	2,062	4%
Net client cash flows (€bn)	**1.8**	1.7	6%
Funds under management (€bn)	**13.0**	10.8	20%

* The 2006 numbers are restated on a pro forma basis assuming ownership for 12 months and excludes the Skandia Vida business sold in 2007, except EV AOP, which includes Vida

Funds under management growing significantly

Net client cash flows during the year represented 17% of opening funds under management, or 23% of opening funds under management when adjusted for the planned divestiture from the Spanish institutional business reflecting the continued growth of the business. Market movements for ELAM were positive for the first six months of the year, but experienced a downturn in the second half of the year following market trends across the world, to end the year broadly flat. Despite the market volatility created by the sub-prime mortgage crisis and credit crunch, as well as the closure of the Spanish institutional asset management business (resulting in a €0.6 billion reduction in net client cash flows against 2006), funds under management increased 20% from the start of the year as a result of strong inflows.

Continuing growth in life sales (APE)

2007 was generally a tougher year for sales than 2006 in the majority of the ELAM countries. In many of the markets, unit-linked sales slowed down, recording negative net cash flows, and the tax-driven incentives which positively impacted some of the markets in 2006 were not repeated in 2007. Life sales on an APE basis rose 10% over the prior year, with strong growth in regular premium sales in Central Europe, partially offset by lower single premium sales in Southern Europe. Overall, we are satisfied with the progress that the business made in the ELAM territories, with increased market share evident in the majority of instances.

Mutual fund sales up strongly and margins improved

Mutual fund sales were up 40% over 2006 with strong contributions from our discretionary asset manager, Skandia Global Funds, and from Palladyne. Our Latin American pensions business performed well, supplemented by strong institutional inflows. Average margins on mutual fund business improved as funds placed in the low margin institutional asset management business in Spain have been replaced by funds in the higher margin discretionary asset management and long-term businesses. This led to a significantly improved adjusted operating result for the mutual fund portion of the business.

Value of new business increasing with profit margins exceeding the target range at 20%

VNB for the year was up slightly against the prior year. The post-tax new business margin of 20% achieved for the year exceeded the medium-term target range of 16-18%. During 2007, we reduced our margin on key products to maintain our competitive position and we expect that pricing pressure will continue in the future.

Continued strong underlying adjusted operating profit result

IFRS AOP was in line with the 2006 result, with 2007 results constrained by incurring costs of €7 million to realise synergies. Growth was driven by the larger in-force book of business and by healthy net client cash flows. As a consequence, fund-based fees are up on the prior year, while premium-based fees are at approximately the same level.

Poland has grown strongly over the last 18 months and is a significant contributor to both new sales and ELAM's overall result. This is a reflection of the efforts put into this business over recent years, with particular emphasis on growing distribution. In our Italian business, we have renegotiated commercial terms with key distributor groups in order to secure the business model for the future. Colombia has performed well in very difficult market conditions, growing market share considerably, while new business sales in Mexico have increased markedly on the back of the increase in the financial planner distribution force.

EV AOP impacted by assumption changes

EV AOP has been impacted by three main items during the year. Firstly, net unfavourable assumption changes of €70 million have been recorded in 2007. As reported during the year, we reassessed the operating assumptions in Italy, in particular the surrender assumptions, following unexpected surrender experience of products exiting the surrender penalty period during the first half of the year. This review resulted in an adjustment to EV AOP of €49 million, and changes to persistency assumptions in other countries were also undertaken that contributed further to a net unfavourable impact. Secondly, there have been changes to Divisional overhead capitalisation during 2007 following the changes made to the operating structures within Skandia since the acquisition. Finally, the current year EV AOP result was positively impacted by changes to the tax rate in Germany.

Well positioned

ELAM continues to be well placed to achieve further growth, as evidenced by rising market shares in most of the countries in which we operate. Product development and innovation remain at the heart of our offering, with close to 40 new products and product enhancements launched during the year. Early indications are that innovative major new product launches in Austria and Switzerland have been very well received in their local markets.

LONG-TERM BUSINESS & ASSET MANAGEMENT - OLD MUTUAL SOUTH AFRICA (OMSA)

Strong recurring premium sales performance in Retail Businesses.

Highlights (Rm)	2007	2006	% Change
Long-term business adjusted operating profit	**3,082**	3,077	-
Asset management adjusted operating profit	**946**	874	8%
Long-term investment return (LTIR)	**2,988**	1,773	69%
IFRS adjusted operating profit	**7,016**	5,724	23%
Return on Allocated Capital	**24%**	23%	
EV adjusted operating profit (covered business)	**4,769**	5,752	(17%)
EV (covered business)	**34,678**	33,274	4%
Return on EV (covered business)	**11.2%**	13.5%	
Life assurance sales (APE)	**4,699**	4,416	6%
Unit trust sales	**15,547**	14,833	5%
Value of new business (post-tax)	**756**	781	(3%)
APE margin (post-tax)	**16%**	18%	
PVNBP	**31,380**	30,004	5%
Net client cash flows (Rbn)	**(18.7)**	(29.1)	36%
SA client funds under management (Rbn)	**445**	424	5%

OMSA net client cash flow remained a challenge for us in 2007, primarily due to net outflows from institutional clients, notably from two multi-managers, following changes of portfolio managers and concerns about short-term performance in 2006. Inflows were lower as consultants and investors adopted a "wait and see" approach because of uncertainty over the implications of the new boutique structure on performance. Investment performance for 2007 remained disappointing, with figures for the year showing 24% of funds outperforming benchmarks and achievement of the positions four and six in the Alexander Forbes Large Manager Watch over one and three years respectively. We deliberately took defensive positions in most portfolios in 2007 anticipating a market correction and this cost us performance for the year.

Life sales on an APE basis increased by 6% over 2006. Recurring premium sales grew strongly, up 14% on the back of an increased sales force in the Retail Mass market business as well as competitive risk product and credit life sales in the Retail Affluent market. Life Single premium sales were down 7% on 2006 primarily due to competitor margin pressure, and also, because we had a significant deal in our *Symmetry* multi-manager business at the end of 2006 which was non-recurring. The launch of the *Absolute Return Fund* and enhancements to the fixed bond rates on the *Investment Frontiers* product at mid-year helped improve sales in the second half of the year. We continued to gain market share in the Life retail sector.

Unit trust sales were up after including sales through Marriott for the full year in 2007. Excluding Marriott, sales were down 10% on 2006 because of residual concerns over portfolio manager changes and short-term investment performance on certain core funds (*Dynamic Floor* and *Enhanced Income* funds). The new *Stable Growth Fund*, was launched in July 2007 and has had good early sales.

IFRS AOP was 23% higher than in 2006. Within this result, our long-term business AOP increased marginally and the LTIR increased 69% after changes in calculation method to more appropriately recognise the value of the shareholders' fund, and the higher asset base. The marginal increase in long-term business profit was a result of the continued switch to less capital intensive, lower margin products. Positive contributions arose from an increase in the average level of policyholders' funds under management driven by higher market levels and a significantly lower IFRS2 share-based payments charge. These were offset by an increase in the investment guarantee reserve, which resulted from the adoption of a market-consistent basis for the valuation of these reserves as well as the application of a discretionary margin.

Asset management AOP was up 8% due to higher market levels. The good returns achieved also led to a good flow of performance-related fees, and higher property profits after the first full-year contribution from Marriott Income Specialists (Marriott). However the profit growth was tempered by additional advertising costs associated with the launch of the new boutique structure in OMIGSA, a review of incentive levels for fund managers and loss of fee income as a result of the withdrawal of client funds.

We declared strong bonuses in February 2008 on many of our with-profits products, in spite of market volatility in early 2008. This reflects the good returns these products have generated. Our portfolios' *Bonus Smoothing Accounts* remain in very strong positions following these strong bonus declarations.

Embedded Value was impacted by net capital transfers to Old Mutual plc of R5.9 billion during the year. Excluding these capital transfers, EV increased by 22% over the year and was positively impacted by market levels. However, the EV AOP is lower than in 2006 because the prior year profit was boosted by the recalibration of the risk margin in the discount rate of R1,093 million (R711 million post-tax), while the 2007 profit is reduced by the substantial increase in the investment guarantee reserve to reflect the use of a market consistent methodology, the switch to lower margin business of certain liabilities (which has resulted in lower capital requirements and improved ROC), and the reduction of certain margins in the Corporate segment aimed at providing better value for our customers.

Retail Mass

Rm	**2007**	2006	% Change
Life sales (APE)			
Savings	**613**	476	29%
Protection	**477**	411	16%
Total	**1,090**	887	23%
Life VNB	**322**	263	22%
Life APE margin (post-tax)	**30%**	30%	
Net client cash flow (Rbn)	**1.9**	1.7	12%

Retail Mass sales were up 23% on 2006. This result reflects the continued focus on growing the sales force, which at 31 December 2007 was 11% higher than at the beginning of the year. Excellent growth was also achieved in sales through the broker channel, which were 106% up on the prior year. There was, however, a small swing to lower margin savings business.

VNB was 22% higher than 2006, with the new business APE margin constant at 30%, the latter benefitting from improved burial society results and a lower secondary tax on companies being offset by an increase in the proportion of low margin savings business. We responded to the shift in mix and the lower margins on savings business following the Statement of Intent, which sets minimum standards for surrender and paid-up values, by implementing changes to adviser remuneration and increasing minimum premiums for savings business. This had a negligible impact on mix, but did improve the profitability of savings business slightly.

In 2007, we continued innovating and delivering financial solutions relevant to our customers. In October we launched the *Domestic Workers Fund,* in collaboration with the Presidential Working Group on Women, a fund targeted at extending retirement provisioning and risk benefits for domestic workers. In November we launched *Pay-When-You-Can,* an innovative flexible premium funeral product for the entry level market, in Shoprite stores nationwide. In December we launched *Zimele* compliant funeral plans (contributing to Financial Sector Charter scores), which also address the need for affordable products for the previously untapped entry-level market.

Retail Affluent

Rm	**2007**	2006	% Change
Life sales (APE)			
Savings	**1,321**	1,278	3%
Protection	**1,056**	897	18%
Annuity	**197**	193	2%
Total	**2,574**	2,368	9%
Life sales (APE)			
Single	**868**	838	4%
Recurring	**1,706**	1,530	12%
Non-life sales*	**1,821**	1,949	(7%)
Life VNB	**330**	289	14%
Life APE margin (post-tax)	**13%**	12%	
Net client cash flow (Rbn)	**(2.7)**	0.9	

* Includes non-life flows in respect of OMUT, Galaxy and Linked Investment Service Provider (LISP) sales on an APE basis

Life recurring premium sales were 11% higher than for the prior year, driven by continued good sales of risk business, leveraged from enhancements to our *Greenlight* risk product range (17% higher) and good credit life sales (26% higher), reflecting the extension of personal credit through Nedbank. Recurring premium *Max Investment* savings business (both life and non-life wrappers) performed well ending the year 17% up, with significant growth (62%) of the non-life recurring option, but from a relatively low base.

Single premium life sales were 4% up on 2006. Single premium investment sales were flat as we were challenged by perceptions about OMIGSA restructuring, key staff losses and OMIGSA investment performance in some of the flagship funds, principally our *Dynamic Floor* and *Enhanced Income* funds. These effects were offset by improved investment performance, the new *Absolute Return Fund* launch and enhancements to the fixed bond rates of the life product. In the last quarter there were large non-recurring inflows into the private equity fund of *Investment Frontiers.* Single premium sales of the offshore investment product through Old Mutual International continued to accelerate and were 56% up over 2006.

Life VNB was 14% higher than 2006, with the new business APE margin improving from 12% to 13%. The biggest driver of the improvement was the impact of increased volumes, particularly on the recurring premium book on the absorption of initial distribution costs, both at a product level and in the distribution channels.

Bancassurance sales through Nedbank continued to grow and were up 16% over 2006. The launch of a new, low cost, simple savings product through Nedbank branches was very well received. Credit life sales slowed following the introduction of the National Credit Act, but were offset by the new savings and risk product flows.

Corporate Segment

Rm	2007	2006	% Change
Life sales (APE)			
Savings	**597**	629	(5%)
Protection	**145**	99	46%
Annuity	**111**	193	(42%)
Healthcare	**183**	239	(23%)
Total	**1,036**	1,160	(11%)
Life sales (APE)			
Single	**644**	788	(18%)
Recurring	**392**	372	5%
Non-life sales*	**755**	1,678	(55%)
Life VNB	**104**	229	(55%)
APE margin (post-tax)	**10%**	20%	
Net client cash flow (Rbn) **	**(17.9)**	(31.7)	44%

* Includes non-life flows in respect of OMIGSA and Old Mutual Properties on an APE basis
** Includes NCCF for OMIGSA

Net client cash flows in the Corporate market, although still strongly negative, were less severe than in 2006, and Employee Benefits net client cash flow was significantly better than 2006. Termination experience, in particular, was very good and the impacts of the launch of the *Absolute Growth Portfolios*, as well as strong bonuses, were factors in this regard. Net client cash flows in OMIGSA were adversely affected by withdrawals following the loss of two key portfolio managers, clients switching from core and balanced mandates and residual concerns about short-term performance in 2006.

Total Corporate sales were lower than 2006, driven by lower sales of *Symmetry* (who had a very large deal in 2006), Annuities and Healthcare. There was a strong performance in the second half of 2007 in the *Guaranteed Products* where the launch of the *Absolute Growth Portfolios* was successful and has started to attract good new sales. Risk sales were also strong in 2007 compared to the prior year. Although Annuity sales were lower than 2006, the pipeline for 2008 is strong and business was secured at the end of 2007 which should flow through to 2008.

Healthcare sales are below last year due to a shrinking market, with government employees moving to GEMS, and a somewhat reduced focus on Oxygen within the distribution channels. Appointments have been made to drive the distribution of Healthcare more effectively, especially in the Retail distribution channels.

The decrease in new business margins and VNB relative to 2006 is mainly a result of a reduction in the *Platinum Pensions 2003* capital charge which was done so as to offer better value to customers and drive future sales, as well as lower volumes of high margin annuity business towards smoothed bonus products. Lower sales volume in *Symmetry* and Healthcare also contributed. This has had a knock-on impact reducing the overall life new business margin.

Old Mutual Investment Group South Africa (OMIGSA)

Sources of FUM (Rbn)	2007	2006	% Change
Life	**319**	283	13%
Unit trusts	**48**	40	20%
Third party	**88**	95	(7%)
Total OMIGSA managed assets	**455**	418	9%
Managed by external fund managers	**34**	30	13%
Total OMSA FUM	**489**	448	9%
Less: managed by group companies for OMSA	**(44)**	(24)	(83%)
Total OMSA client funds managed in SA	**445**	424	5%

The implementation of the boutique structure in OMIGSA has been a key feature for 2007. We continue to focus on stabilising the structure and increasing investors' confidence in individual boutique investment philosophies.

Non-life sales (OMIGSA) are significantly lower than prior year as a result of the non-repetition of two very large deals in the first half of 2006 (R11.1 billion), and the smaller pipeline at the start of 2007. The investor and consultant concerns relating to OMIGSA's restructuring into a multi-boutique business and some areas of investment performance have also contributed to low sales. These, however, have started to improve.

2007 ended on a highly volatile note as the unravelling global sub-prime crisis dented investor confidence and global financial markets. Against this uncertain backdrop, the investment performance across our different boutiques was satisfactory. Although the three year performance slipped as poorer short-term equity performance fed through to the longer term performance numbers, we had anticipated a market correction and generally the portfolios were defensively positioned. Overall, just over half of the funds outperformed their benchmarks over one and three years respectively to the end of December. For the peer cognisant institutional funds, 45% and 9% of mandates were above the industry median over one and three years respectively. More than half of institutional mandates outperformed their benchmarks over these same periods. The Macro Strategy Investments boutique's *Profile Balanced Fund* was ranked fourth over one year, sixth over three years and third over five years ending 31 December 2007 in the Alexander Forbes Global Large Manager Watch survey.

In 2007, half of the key unit trust funds, representing 69% of unit trust assets, were first and second quartile performers over one year, 69% were first and second quartile over three years and 64% over five years to the end of December 2007.

The boutiques with the most notable performance for the three years ending 2007 were the Absolute Return, Macro Strategy Investments, Fixed Income and Select Equity boutiques, with 100%, 99%, 95% and 76% respectively of their funds under management beating their benchmarks.

During the year, Marriott Income Specialists' launched the *Marriott International Income Growth Fund*, OMIGSA Property launched *Triangle*, an industry defining direct property fund, Umbono Fund Managers launched the *RAFI 40 Index Fund* and OMUT launched their *Stable Growth Funds*.

Outlook

The long-term outlook for savings and wealth management in South Africa remains positive, with the following points as key contributors:

> Prudent fiscal and monetary policy is expected to return the economy to a robust growth path in the latter half of 2008.

> Continued growth of black middle class and affluent markets off the back of a growing economy and Black Economic Empowerment efforts.

> Government is formulating policy that would create a framework for mandatory retirement savings.

> Strong growth in household incomes, enabling more people to start or increase savings for retirement.

> Improvements in financial education and transparency of financial products enhancing accessibility.

In the short term, a slow down in growth rates of both the economy and disposable incomes is expected as monetary policy is tightened to contain inflationary pressures and as global economic growth slows. Increased competition is expected for the flows into the market, and also for existing assets, especially for retirement annuities that have been transferable between funds from October 2007. In this environment, distribution, superior investment performance and coverage of all asset classes will be crucial for success. Old Mutual is well placed to compete in this environment, with our investment boutiques continuing to grow and the coverage of asset classes increasing, and we have the ability to leverage our large distribution network to deliver financial solutions to our advantage.

We also see great short term opportunities of growth of insurance products in the lower to middle income market where product penetration is low. Old Mutual has strong market leadership through our Retail Mass Market business to benefit from these opportunities.

BANKING - NEDBANK GROUP (NEDBANK)

2007 financial targets achieved

Highlights (Rm)	2007	2006	% Change
IFRS adjusted operating profit	**9,220**	6,973	32%
Headline earnings*	**5,921**	4,435	34%
Net interest income*	**14,146**	10,963	29%
Non-interest revenue*	**10,445**	9,468	10%
Net interest margin*	**3.94%**	3.94%	
Cost to income ratio*	**54.9%**	58.2%	
ROE*	**21.4%**	18.6%	
ROE* (excluding goodwill)	**24.8%**	22.1%	

* As reported by Nedbank

We are pleased with the balance we have achieved between delivering on our short-term performance targets and investing to build a platform for long-term growth. Although the financial performance is now benchmarking closer to that of Nedbank's peers, we aspire to improve further.

Headline earnings increased by 34% to R5,921 million. Basic earnings grew by 33% to R6,025 million.

Headline earnings per share (EPS) increased by 34% to 1,485 cents (2006: 1,110 cents). Diluted headline EPS increased by 33% from 1,076 cents to 1,429 cents. Basic EPS grew by 33% from 1,135 cents in 2006 to 1,511 cents in 2007.

Nedbank's return on average ordinary shareholders' equity (ROE) improved from 18.6% to 21.4% for the year, exceeding the target of 20% that was set in 2004 at the start of our recovery programme. ROE, excluding goodwill, improved from 22.1% to 24.8%.

Net interest income (NII)

NII grew 29% to R14,146 million (2006: R10,963 million) due to strong growth in average interest-earning banking assets of 29%.

Nedbank's net interest margin for the year was 3.94%, unchanged from 2006. The margin benefitted from the endowment impact of interest rate increases on capital and current and savings accounts of 0.4%, and decreased from liability margin compression of 0.1% as deposit interest rates continued to price in upside risk and as the sector had to source a higher proportion of funding from the wholesale deposit market. In addition, the NII margin decreased from asset margin compression of 0.3% mainly from the impact of strategic changes in the product mix of personal loans and competitive pricing behaviour particularly in home loans and commercial mortgages.

Impairments charge on loans and advances

The credit loss ratio increased from 0.52% in 2006 to 0.62% in 2007. The growth in advances and the increase in the credit loss ratio are reflected in a 46% increase in the impairments charge to R2,164 million. Impairment levels have risen in Nedbank Retail and Imperial Bank, while the credit loss ratios in Nedbank Capital and Nedbank Corporate have remained at lower than expected levels, assisted by active credit management and unusually high levels of recoveries. The effect of the deteriorating retail environment has been mitigated to some extent through tighter credit policies and an early focus on collection processes and systems. Nedbank has continued to apply stringent credit management policies and has tightened credit granting requirements in the retail areas most affected by the worsening credit cycle over the last two years.

Nedbank has no direct exposure to US sub-prime mortgages. The group is indirectly exposed in that it does have some banking relationships with institutions with sub-prime exposure. These are relatively small and are not currently expected to lead to any losses in the Nedbank group.

Nedbank Retail raised an additional Incurred But Not Reported (IBNR) provision of R167 million in December 2007 to anticipate the effect of the current higher interest rates not yet evident in the historic data used for provisioning calculations.

Non-interest revenue (NIR)

NIR for the year increased by 10% to R10,445 million.

This growth in NIR was driven primarily by commission and fee income growth of 15% and an increase in private equity revaluations, realisations and dividend income.

This growth was partially offset by weak trading results as reported in the first half, mainly due to poor trading within the business alliance with Macquarie, the competitive pricing structure for transactional products adopted in Nedbank Retail, where fees have been reduced by an average of 19% since mid-2006, and a continuing move from cheques to electronic channels by business banking clients.

Expenses

Expenses continue to be tightly managed increasing by 14% to R13,489 million. The 'jaws' ratio continued to improve throughout the year, with total revenue growth of 20% being 6% above expense growth of 14%, resulting in the efficiency ratio improving from 58.2% for 2006 to 54.9%.

Growth in operating expenses slowed, as anticipated, while staff expenses increased reflecting the investment Nedbank has made in client-facing staff and an increase in variable pay as a result of the continued improvement in operating performance. Marketing costs increased as planned as Nedbank continued to invest in repositioning the Nedbank brand.

Expenses included the costs for the integration of Old Mutual Bank into Nedbank, Bond Choice's expenses and the IFRS2 charge in respect of the group's BEE transaction.

Advances and Deposits

During 2007, advances grew 21% to R374 billion, with average interest-earning banking assets increasing by 29% to R359 billion.

As a result of the strong advances growth, total assets increased 15% to R489 billion. Growth in higher-risk areas, such as personal loans, slowed as the group tightened credit criteria and focused on higher-quality, lower-margin personal loans. Deposits increased by 18% from December 2006 to R385 billion at December 2007.

Nedbank's liquidity remains sound in an overall liquidity environment that was made more challenging by the negative international liquidity developments. Contagion of South African markets has been limited, with little direct exposure by local banks to the US sub-prime markets. The primary impact has been limited to a reduction in international liquidity, which has traditionally not been a large portion of the funding base, and an increase in the cost of capital market debt. This has had a small negative impact on the cost of rolling over conduit paper and new subordinated-debt issues.

During 2007 Nedbank successfully launched its inaugural auto loans and residential mortgage-backed securitisation programmes, raising R1.7 billion and R1.87 billion respectively. These programmes have diversified the funding base and added tenor to the bank's existing funding profile. In addition, Nedbank issued a further foreign syndicated loan of $500 million in February 2007, raising additional foreign funding and creating further funding diversification.

Risk and capital management

Nedbank has successfully implemented its Basel II blueprint. This is in line with the revisions to the Banks Act and the new internationally based Basel II banking regulations introduced by the South African Reserve Bank (SARB), which were effective from 1 January 2008. The main purpose of Basel II is to promote significant enhancement and sophistication of risk and capital measurement and management, thereby further elevating the safety and soundness of the banking industry.

Nedbank has received formal approval from the SARB for the Advanced Internal Ratings Based (AIRB) approach for credit risk for its principle operations in SA, while Imperial Bank and the African subsidiaries have adopted the standardised approach. Nedbank's risk and capital management capabilities allow it to optimise the risk/return trade-offs equation and grow the businesses profitably within a clearly established risk appetite.

During the year Nedbank continued to actively manage its capital:

> the expensive NED2 R4 billion bond on its call date in July 2007 was redeemed;

> execution of several Tier 2 subordinated-debt issues totalling R6.77 billion, thereby continuing to build a smooth and diversified subordinated-debt maturity profile. (A highlight was the R2 billion inaugural Tier 2 investment in a South African bank by the International Finance Corporation and the African Development Bank);

> completion of a R1.7 billion Imperial Bank asset securitisation;

> completion of a R1.87 billion Nedbank Retail home loan securitisation; and

> issue of Tier 1 perpetual preference shares of R364 million.

Certain hybrid capital instruments now qualify as Tier 1 regulatory capital under Basel II and Nedbank is well-advanced in planning its inaugural hybrid Tier 1 issue.

Nedbank Group, Nedbank Limited and Imperial Bank Limited all received rating upgrades from Moody's and Fitch during 2007. This was very pleasing and recognises the successful turnaround of Nedbank over the past few years.

Nedbank expects to issue further Tier 2 capital and hybrid forms of Tier 1 capital in 2008. Nedbank is committed to improving its profile as an issuer in the debt capital markets and this should result in a more robust subordinated-debt yield curve.

Prospects

The slowdown in consumer spending, the increase in consumer credit stress, continuing electricity shortages and sustained dislocation in credit and equity markets are likely to make the year ahead significantly more challenging for the South African economy and the banking sector. The key factors influencing performance in 2008 are:

> slower growth in retail advances;

> continued good growth in wholesale advances, although the influence of electricity shortages on the economy may cause this to slow;

> lower margins as a result of margin compression in certain categories of advances and continued reliance on wholesale funding, which are only partially offset by the endowment benefit arising from past interest rate increases;

> higher impairment charges due to the impact of higher interest rates on the retail portfolios and lower wholesale recoveries; and

> fewer positive non-recurring items and revaluations in the private equity portfolios.

While the general banking environment will be much tougher than in previous years, Nedbank is confident of continuing to improve its performance off the solid platform built over the past four years. Nedbank's focus is now on working towards its vision of becoming southern Africa's most highly rated and respected bank.

The main focus areas for Nedbank in 2008 include building on its transformation journey, and growing our retail distribution network, transactional banking market share, relevance in the public sector, business banking franchise and mass-market strategy.

In addition, Nedbank is focussed on being involved in social and community projects, managing the credit cycle, disciplined expense management, ongoing capital management activities, with an active process of continuous improvement in all operations and applying economic-value-based management. From 2008 economic profit (EP) replaces ROE as the primary internal financial performance measure in the group. EP is a best-practice measure since it incentivises an appropriate balance between return and growth, and better aligns with shareholder value creation.

Medium- to long-term financial targets

After successfully delivering on the short-term financial targets of a 20% ROE and 55% efficiency ratio in 2007, Nedbank set the following key medium- to long-term external targets:

> ROE (excluding goodwill) 10% above Nedbank's monthly weighted average cost of ordinary shareholders' equity.

> Growth in diluted headline EPS of at least average CPIX plus GDP growth plus 5%.

In the medium term Nedbank targets to meet or exceed the comparable performance of its peers.

GENERAL INSURANCE – MUTUAL & FEDERAL

Solid performance in a challenging year

Highlights (Rm)	2007	2006	% Change
IFRS adjusted operating profit	**1,256**	1,039	21%
Gross premiums*	**9,323**	8,549	9%
Earned premiums*	**7,948**	7,458	7%
Claims ratio*	**66%**	63%	
Combined ratio*	**95.4%**	93.9%	
Solvency ratio*	**42%**	49%	
Return on capital* (3 year average)	**31.7%**	27.5%	

* As reported by Mutual & Federal

Mutual & Federal maintained solid results in the context of a highly competitive trading environment and a gradual decline in the underwriting cycle following the record results achieved in 2004 and 2005.

The underwriting result for the year was adversely impacted by an increase in the severity and frequency of large claims, particularly industrial fires. Severe weather conditions experienced in South Africa also negatively impacted the results. In addition, despite strong rating adjustments and underwriting interventions, results in the motor account continued to be negatively impacted by an increase in claims emanating from high levels of accidents on South African roads.

Gross premiums

Gross premiums in Risk Finance grew by only 2%, but the Personal and Commercial portfolios grew 9% and 13% respectively, giving an overall increase of 9% against the prior year. This was achieved despite the cancellation of certain uneconomical blocks of business within the Personal division. Mutual & Federal does not accept risks at sub-economic rates and has diligently followed prudent underwriting practices.

Combined ratio weakens

Mutual & Federal generated an underwriting surplus of R366 million (2006: R455 million), or a ratio of 4.6% to earned premiums (2006: 6.1%), which is above our long-term objective of 4%. The estimation methods used in providing for claims and other technical liabilities were further refined and this released R96 million (2006: R215 million) into the underwriting result. If these adjustments are excluded, the underwriting result improved over the previous year by R52 million.

The trading environment remains conducive to producing an improved underwriting profit in 2008 with signs of a hardening of rates in certain sectors. Recent electricity load shedding has created substantial inconvenience to Mutual & Federal, but it is unlikely to impact the underwriting account significantly.

Solvency ratio

The solvency ratio has decreased from 49% to 42% following the payment of a special dividend of R2 per share in December 2007.

Strong growth in adjusted operating profit and return on capital exceeding target

The adjusted operating profit includes R262 million arising from a change in the long-term investment return rate from 11.1% to 15.6%. This, together with the special dividend of R8 per share paid in 2006, and R2 per share in 2007 has contributed to the increase in the return on capital from 27.5% in 2006 to 31.7% in 2007. This is well ahead of our targeted return of 20%.

Sale discussions continue

Old Mutual announced in November 2007 that it had entered discussions with community-based investment group, Royal Bafokeng Holdings, regarding a potential sale of its controlling interest in Mutual & Federal. The discussions are continuing, and a further announcement will be made in due course.

US LIFE

Continuing strong international variable annuity sales add to diversity of earnings

Highlights ($m)	**2007**	2006	% Change
IFRS adjusted operating profit (pre-tax)	**195**	230	(15%)
Return on equity	**5.9%**	7.3%*	
EV adjusted operating profit (pre-tax)	**126**	181	(30%)
Return on Embedded Value	**3.8%**	6.1%	
Life assurance sales (APE)	**671**	455**	47%
Value of new business (post-tax)	**144**	83	73%
New business margin (post-tax)	**21%**	18%**	
PVNBP	**6,305**	4,093**	54%
Funds under management ($bn)	**24.1**	22.1	9%

* Restated due to change in ROE methodology
** Restated due to change in US Life APE calculation to align with the volume of new business calculation.

Growth in funds under management

Funds under management of $24.1 billion at year end were up 9% due to positive net client cash flows of $2.4 billion, primarily driven by strong Old Mutual Bermuda variable annuity sales partially offset by increased surrenders on the Multi-Year Guaranteed Annuity block of business and a 1% decrease in fair value of invested assets.

The business returned cash in 2007, while exceeding targeted risk-based capital ratios in the operating entities including OM Financial Life Insurance Company and Old Mutual Bermuda.

Excellent sales growth in international variable annuity business

Total life sales were $6.1 billion on a gross basis, up 58% over 2006. Total life sales APE were $671 million, a 47% increase over 2006. Sales by Old Mutual Bermuda were the largest contributor to the increase over the prior year.

Old Mutual Bermuda increased sales on an APE basis by 201% to $360 million compared to 2006, representing 54% of APE sales in the US Life business. The increase in sales was due to a new product launch in April 2007 and new distribution agreements in Asia. Bermuda now represents 25% of the total funds under management. Universal Life sales were up over the comparative period by 28% as part of a shift from a term life focused distribution to a more balanced life portfolio. Continued demand for fixed indexed annuities was also a contributing factor. We have an attractive and diverse mix of product offerings including variable annuities, fixed indexed annuities, term life and universal life.

Value of new business and healthy margins driven by strong offshore variable annuity sales

VNB for the year of $144 million was up 73% due to the higher volume of Bermuda variable annuity business. The new business margin of 21% was at the high end of our longer-term expectations primarily driven by Bermuda variable annuity business. The overall business continues to benefit from good investment performance and enhanced distribution. Our coordinated retail distribution strategy has made good progress.

Underlying results solid

IFRS and EV adjusted operating profit and returns decreased in 2007 compared to 2006. This was due to assumption and modelling changes recorded during 2007 and non-recurring net investment income in the first half of 2006 of $18 million. As indicated at our interim results, we strengthened our annuitant mortality assumptions and adopted a more conservative approach to future assumed spreads. These changes resulted in a $277 million ($186 million post-tax) adjustment to Embedded Value (of which $195 million ($131 million post-tax) is in respect of annuitant mortality assumptions which are included within EV adjusted operating profit) and a $60 million adjustment to pre-tax IFRS adjusted operating profits. Excluding these impacts, IFRS adjusted operating profit was up 20%, driven by higher average asset levels.

Credit update

3% of US Life's fixed income portfolio of $21 billion has direct exposure to sub-prime debt and this helped US Life weather the market turbulence during the second half of 2007. The sub-prime exposure is highly rated (86% is AAA, 99% is AA and higher, and 100% is A and higher), concentrated in first mortgages without rate-reset risk, and owner-occupied, rather than investor properties.

Approximately 2.3% of US Life's investment portfolio has exposure to monoline insurers, of which $493 million (85% of the total exposure) is indirect (wrapped) exposure, with a 95% fair value-to-book value ratio, and $90 million is direct (unsecured) exposure, with a 87% fair value-to-book value ratio. Of the 15% that represents the unsecured exposure, most are being recapitalised, or have sufficient funds to go into run-off mode, if necessary.

US Life was not fully immune to the unfavourable credit conditions and recorded $64 million of impairment provisions during the fourth quarter. For IFRS adjusted operating profit, the impairment provision did not impact the long-term investment return in 2007.

The investment portfolio's aggregate credit experience remained within expectations and is in line with long-term assumptions.

US ASSET MANAGEMENT

Another year of strong investment performance and asset growth

Highlights ($m)	2007	2006*	% Change
IFRS adjusted operating profit	**324**	259	25%
Mutual fund / unit trust sales	**3,782**	3,088	22%
Net client cash flows ($bn)	**35.2**	31.0	14%
Operating margin	**27%**	27%	
Funds under management ($bn)	**332.6**	272.6	22%

* 2006 comparative information has been restated to include OMAM (UK) (transferred from the Skandia UK segment to the US asset management segment), and to exclude fund flows related to eSecLending, which was sold in 2006

Investment performance drives growth in funds under management

Strong investment performance at our affiliates continued to attract new funds during a volatile year in global equity markets. At 31 December 2007, 83% of assets had outperformed their benchmarks and 83% were ranked above the median of their peer group over the trailing three year period. A pleasing $35.2 billion of net client cash flows, 13% of opening funds under management, were up 14% on 2006 with Rogge, Acadian, Barrow Hanley and Dwight the largest contributors. Market appreciation of $22 billion and the acquisition of $3 billion in assets at Ashfield Capital Partners contributed to an overall increase in funds under management of 22% to $332.6 billion at 31 December 2007.

Retail sales growth continues

Old Mutual Capital's gross mutual fund sales increased 3% from 2006 to $1,408 million despite the impact of volatile markets during the second half of the year. At year end, fourteen of Old Mutual Capital's mutual funds carried four or five star rankings by Morningstar. OMAM (UK) unit trust sales increased 38% over 2006 to $2,374 million, benefiting from investments made during 2006 to enhance the product offering and distribution capabilities of the business.

IFRS adjusted operating profit increases 25%

AOP for the year was up 25% compared to the prior year, primarily as a result of increased funds under management and higher performance fees. The operating margin remained in line with the prior year, dampened during 2007 by expenses associated with long-term equity plan implementations. The loss of margin is offset, however, by above average net client cash flows. Aligning the interests of our affiliates and shareholders through equity plans is critical to setting us apart in this regard.

ASIA PACIFIC

Highlights (£m)	2007	2006	% Change
Australia unit trust / mutual funds sales	**604**	560*	8%
Australia institutional sales	**115**	-	n/a
Skandia:BSAM (China) Gross Premiums **	**122**	38	221%
Advisors selling Skandia: BSAM products	**2,477**	799	210%
KMOM (India) Gross Premiums **	**163**	108	51%
KMOM branches	**106**	65	63%

* Skandia businesses included in the 2006 numbers have been adjusted on a pro forma basis assuming ownership for 12 months rather than 11 months
** This represents 100% of the businesses; OM owns 50% of Skandia:BSAM and 26% of KMOM

In January we announced the appointment of Steffen Gilbert as Regional Head of Asia Pacific and we announced the establishment of our Asia Pacific headquarters, based in Hong Kong. This will form the base from which we intend to expand our existing operations throughout the region.

Australia

Operations in Skandia Group Australia include retail mutual funds and institutional investment funds. After breaking even for the first time in 2006, the business generated an operating profit of AUD7.8 million (£3.3 million) in 2007. At 31 December 2007, funds under management were AUD14.5 billion (£6.4 billion), up 2% from AUD14.2 billion (£5.7 billion) at 31 December 2006. This was made up of institutional funds of AUD8.7 billion and retail funds of AUD5.8 billion. Integration of the institutional business, acquired in late 2006, is now complete and on track to generate the expected cost savings. The 2007 John West Platform awards in Australia named Australian Skandia Limited as the rising star for having above average platform funds under management growth.

China

Skandia:BSAM, our 50:50 joint venture with the Beijing State-owned Asset Management Company (BSAM), is now in its third full year of operation and continues to show strong sales growth (gross premiums for the year were over three times the comparative prior year). The business sells unit-linked products and has licences to operate in Beijing, Shanghai, Jiangsu Province and Guangdong Province. Despite its recent entry into the market, of the 24 foreign owned joint venture insurance companies in China, Skandia:BSAM had, for 2007, the eighth largest gross premium flows (up two places compared to 2006). Our unit-linked product range was granted "the most welcome financial product" award at the Shanghai Financial Expo 2007. New business margins are just over 25% which is higher than our long-term expectations.

India

Kotak Mahindra Old Mutual Life Insurance Ltd (KMOM), our joint venture with the Kotak Mahindra Group, in which we have a 26% stake, continues to show steady progress. The business now operates in 74 cities and 106 branches across India. Gross premiums for the calendar year were £163 million, up 51% from £108 million for the comparative period. In September we agreed to boost the venture with a capital injection of INR1.5 billion (approximately £19 million) in order for the business to extend its office network and increase its workforce. New business margins are healthy and are consistent with those of listed competitors in the country.

Outlook

Our key Asia Pacific objective is to develop a credible operation in terms of both size and profitability. As well as building and widening our presence in existing markets, we will develop opportunities for geographic expansion.

We will continue to provide working capital to our Indian and Chinese joint ventures to support their further expansion and expect our Australian business to continue to grow profitably in 2008.

GBP exchange rates	AUD	RMB	INR
Closing	2.26	14.47	78.15
YTD Average	2.39	15.23	82.77

Consolidated income statement

	Notes	Year ended 31 December 2007	Year ended 31 December 2006 Restated
		£m	
Revenue			
Gross earned premiums	3(iii)	**4,941**	4,026
Outward reinsurance		**(201)**	(178)
Net earned premiums		**4,740**	3,848
Investment return (non-banking)		**6,071**	10,188
Banking interest and similar income		**3,190**	2,427
Banking trading, investment and similar income		**170**	181
Fee and commission income, and income from service activities		**2,457**	2,171
Other income		**212**	307
Share of associated undertakings' (loss)/profit after tax		**(1)**	6
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	**25**	85
Total revenues		**16,864**	19,213
Expenses			
Claims and benefits (including change in insurance contract provisions)		**(6,612)**	(7,554)
Reinsurance recoveries		**184**	216
Net claims and benefits incurred		**(6,428)**	(7,338)
Change in investment contract liabilities		**(2,618)**	(4,655)
Losses on loans and advances		**(157)**	(123)
Finance costs		**(50)**	(91)
Banking interest payable and similar expenses		**(2,053)**	(1,461)
Fee and commission expense, and other acquisition costs		**(650)**	(592)
Other operating and administrative expenses		**(2,724)**	(2,709)
Change in third party interest in consolidated funds		**(156)**	(278)
Goodwill impairment	4(ii)	**–**	(5)
Amortisation of PVIF and other acquired intangibles	4(ii)	**(360)**	(379)
Total expenses		**(15,196)**	(17,631)
Profit before tax		**1,668**	1,582
Income tax expense	5(i)	**(479)**	(563)
Profit from continuing operations after tax		**1,189**	1,019
Profit from discontinued operations after tax		**57**	74
Profit after tax for the financial year		**1,246**	1,093
Profit for the financial year attributable to:			
Equity holders of the parent		**972**	836
Minority interests			
Ordinary shares	6	**224**	207
Preferred securities	6	**50**	50
Profit after tax for the financial year		**1,246**	1,093
Earnings per share			
Based on profit from continuing operations (pence)		**18.3p**	15.8p
Based on profit from discontinued operations (pence)		**0.9p**	1.2p
Basic earnings per ordinary share (pence)	7(i)	**19.2p**	17.0p
Based on profit from continuing operations (pence)		**17.3p**	15.0p
Based on profit from discontinued operations (pence)		**0.8p**	1.1p
Diluted earnings per ordinary share (pence)	7(i)	**18.1p**	16.1p
Weighted average number of shares – millions		**4,894**	4,705

Reconciliation of adjusted operating profit to profit after tax

	Notes	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
South Africa	3(ii)	**1,165**	1,036
United States	3(ii)	**260**	264
Europe	3(ii)	**268**	239
Other	3(ii)	**2**	1
		1,695	1,540
Finance costs		**(119)**	(130)
Other shareholders' expenses		**(41)**	(33)
Adjusted operating profit before tax*		**1,535**	1,377
Adjusting items	4(i)	**73**	(34)
Profit for the financial year before tax (excluding policyholder tax)		**1,608**	1,343
Total income tax expense	5(i)	**(479)**	(563)
Income tax attributable to policyholder returns		**60**	239
Profit for the financial year after tax from continuing operations		**1,189**	1,019
Profit for the financial year after tax from discontinued operations		**57**	74
Profit after tax for the financial year		**1,246**	1,093

Adjusted operating profit after tax attributable to ordinary equity holders

	Notes	Year ended 31 December 2007 £m	Year ended 31 December 2006 Restated £m
Adjusted operating profit* before tax		**1,535**	1,377
Tax on adjusted operating profit	5(iii)	**(390)**	(352)
Adjusted operating profit* after tax from continuing operations		**1,145**	1,025
Adjusted operating profit* after tax from continuing operations		**1,145**	1,025
Adjusted operating profit* after tax from discontinued operations		**61**	39
Adjusted operating profit* after tax		**1,206**	1,064
Minority interest – ordinary shares	6(iii)	**(242)**	(224)
Minority interest – preferred securities	6(ii)	**(50)**	(50)
		914	790
Adjusted weighted average number of shares – (millions)	7(i)	**5,411**	5,222
Based on adjusted operating profit from continuing operations** (pence)		**16.1p**	14.6p
Based on adjusted operating profit from discontinued operations** (pence)		**0.8p**	0.5p
Adjusted operating earnings per share – (pence)**	7(ii)	**16.9p**	15.1p

* For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, put revaluations related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value (profits)/losses on certain Group debt movements.

** Adjusted operating earnings per ordinary share is calculated on the same basis as adjusted operating profit. It is stated after tax attributable to adjusted operating profit and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

Consolidated balance sheet

	At 31 December 2007 (£m)	At 31December 2006 Restated (£m)
Assets		
Goodwill and other intangible assets	5,459	5,367
Mandatory reserve deposits with central banks	615	515
Property, plant and equipment	608	499
Investment property	1,479	1,149
Deferred tax assets	683	511
Investments in associated undertakings and joint ventures	81	83
Deferred acquisition costs	2,253	1,578
Reinsurers' share of long-term business policyholder liabilities	1,394	1,314
Reinsurers' share of general insurance liabilities	–	57
Deposits held with reinsurers	213	247
Loans and advances	30,687	26,438
Investments and securities	90,220	81,915
Current tax receivable	83	60
Client indebtedness for acceptances	165	188
Other assets	2,181	3,106
Derivative financial instruments – assets	1,527	1,263
Cash and cash equivalents	3,469	3,101
Non-current assets held-for-sale	1,617	1,165
Total assets	142,734	128,556
Liabilities		
Long-term business policyholder liabilities	84,251	75,265
General insurance liabilities	–	265
Third party interests in consolidation of funds	3,547	3,041
Borrowed funds	2,353	1,978
Provisions	499	542
Deferred revenue	462	283
Deferred tax liabilities	1,413	1,393
Current tax payable	320	283
Other liabilities	6,180	7,247
Liabilities under acceptances	165	188
Amounts owed to bank depositors	31,817	27,130
Derivative financial instruments – liabilities	1,716	1,071
Non-current liabilities held-for-sale	414	1,107
Total liabilities	133,137	119,793
Net assets	9,597	8,763
Shareholders' equity		
Equity attributable to equity holders of the parent	7,961	7,237
Minority interests		
Ordinary shares	933	848
Preferred securities	703	678
Total minority interests	1,636	1,526
Total equity	9,597	8,763

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Cash flows from operating activities		
Profit before tax from continuing operations	1,668	1,582
Profit before tax from discontinued operations	82	132
	1,750	1,714
Capital gains included in investment income	(1,836)	(4,076)
Profit/(loss) on disposal of property, plant and equipment	4	(1)
Depreciation of property, plant and equipment	73	68
Amortisation and impairment of intangible assets	403	428
Impairment of loans and receivables	183	143
Share-based compensation expense	15	40
Share of associated undertakings' loss after tax	(1)	(6)
Loss arising on disposal of subsidiaries, associated undertakings and strategic investments	(25)	(85)
Other non-cash amounts in profit	29	68
Non-cash movements in profit before tax	(1,155)	(3,421)
Reinsurers' share of long-term business policyholder liabilities	(53)	(785)
Deferred acquisition costs	(482)	(632)
Loans and advances	(5,339)	(5,543)
Insurance liabilities	1,962	2,886
Investment contracts	4,124	6,594
Amounts owed to bank depositors	4,647	5,251
Other operating assets and liabilities	(491)	555
Changes in working capital	4,368	8,326
Taxation paid	(563)	(317)
Net cash inflow from operating activities	4,400	6,302
Cash flows from investing activities		
Acquisitions of financial investments	(3,896)	(4,294)
Acquisitions of investment properties	(26)	(4)
Net acquisition of tangible fixed assets	(186)	(120)
Net acquisition of intangible fixed assets	(67)	(39)
Acquisition of interests in subsidiaries	(278)	(1,318)
Disposal of interests in subsidiaries, associated undertakings and strategic investments	106	78
Net cash outflow from investing activities	(4,347)	(5,697)
Cash flows from financing activities		
Dividends paid to:		
Equity holders of the Company	(333)	(282)
Equity minority interests and preferred security interests	(205)	(199)
Interest payable (excluding banking interest payable)	(83)	(52)
Net proceeds from issue of ordinary shares (including by subsidiaries to minority interests)	42	52
Net receipts from unclaimed shares trust	95	–
Issue of subordinated debt	699	297
Other debt repaid	(356)	(96)
Net cash outflow from financing activities	(141)	(280)
Net (decrease)/increase in cash and cash equivalents	(88)	325

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
Net (decrease)/increase in cash and cash equivalents	**(88)**	325
Effects of exchange rate changes on cash and cash equivalents	**50**	(575)
Cash and cash equivalents on acquisition of new subsidiaries	**–**	581
Cash and cash equivalents at beginning of the year	**3,634**	3,303
Cash and cash equivalents at end of the year	**3,596**	3,634
Consisting of:		
Coins and bank notes	**211**	236
Money at call and short notice	**3,169**	2,856
Balances with central banks (other than mandatory reserve deposits)	**121**	9
Cash and cash equivalents from non-current assets held-for-sale	**(32)**	–
Cash and cash equivalents	**3,469**	3,101
Mandatory reserve deposits with central banks	**615**	515
Other cash equivalents	**808**	1,101
Cash and cash equivalents subject to consolidation of funds	**(1,296)**	(1,083)
Total	**3,596**	3,634
Other supplementary cash flow disclosures		
Interest income received (including banking interest)	**4,858**	4,059
Dividend income received	**388**	513
Interest payable (including banking interest)	**2,130**	1,552

Cash flows presented in this statement include all cash flows relating to policyholders' funds for the long-term business.

Cash and cash equivalents subject to consolidation of funds are not included in the cash flow as they relate to the minority holding in the funds.

Management do not consider that there are material amounts of cash and cash equivalents which are not available for use by the Group.

Year ended 31 December 2007	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year	5,501	7,237	1,526	8,763
Change in equity arising in the year				
Fair value gains/(losses):				
Property revaluation	–	95	1	96
Net investment hedge	–	(13)	–	(13)
Available for sale investments:				
Fair value losses	–	(161)	–	(161)
Shadow accounting	–	25	–	25
Currency translation differences/exchange differences on translating foreign operations	–	129	4	133
Other movements	–	(4)	–	(4)
Aggregate tax effect of items taken directly to or transferred from equity	–	34	–	34
Net income recognised directly in equity	–	105	5	110
Profit for the year	–	972	274	1,246
Total recognised income and expense for the year	–	1,077	279	1,356
Dividends for the year	–	(373)	(165)	(538)
Net sale of treasury shares	–	149	–	149
Shares repurchased in the buyback programme	–	(177)	–	(177)
Issue of ordinary share capital by the Company	–	3	–	3
Net acquisition of interests in subsidiaries	–	–	(4)	(4)
Exercise of share options	9	9	–	9
Fair value of equity settled share options	–	36	–	36
Equity holders' funds at end of the year	5,510	7,961	1,636	9,597

£m

Year ended 31 December 2007	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total
Attributable to equity holders of the parent at beginning of the year	550	746	2,901	(421)	2,773	688	7,237
Changes in equity arising in the year:							
Fair value gains/(losses):							
Property revaluation	–	–	95	–	–	–	95
Net investment hedge	–	–	–	(13)	–	–	(13)
Available for sale investments:							
Fair value losses	–	–	(161)	–	–	–	(161)
Shadow accounting	–	–	25	–	–	–	25
Currency translation differences/exchange differences on translating foreign operations	–	–	–	129	–	–	129
Other movements	–	–	(10)	(2)	8	–	(4)
Aggregate tax effect of items taken directly to or transferred from equity	–	–	22	3	9	–	34
Net income recognised directly in equity	–	–	(29)	117	17	–	105
Profit for the year	–	–	–	–	972	–	972
Total recognised income and expense for the year	–	–	(29)	117	989	–	1,077
Dividends for the year	–	–	–	–	(373)	–	(373)
Net sale of treasury shares	–	–	–	–	149	–	149
Shares repurchased in the buyback programme	–	–	–	–	(177)	–	(177)
Issue of ordinary share capital by the Company	–	3	–	–	–	–	3
Exercise of share options	1	8	–	–	–	–	9
Fair value of equity settled share options	–	–	36	–	–	–	36
Attributable to equity holders of the parent at end of the year	551	757	2,908	(304)	3,361	688	7,961

£m

Other reserves	At 31 December 2007
Merger reserve	2,716
Available for sale reserve	(30)
Property revaluation reserve	75
Share-based payments reserve	147
Attributable to equity holders of the parent at end of the year	2,908

Retained earnings have been reduced by £588 million at 31 December 2007 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings. Included in the dividend for the year is £40 million of dividends declared to holders of perpetual preferred callable securities. Within issue of ordinary share capital by the Company are prior year transaction costs totalling £2 million deducted from the share premium. Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

Year ended 31 December 2006	Millions Number of shares issued and fully paid	Attributable to equity holders of the parent	Total minority interest	£m Total equity
Equity holders' funds at beginning of the year	4,090	4,751	1,668	6,419
Changes in equity arising in the year				
Fair value gains/(losses):				
Property revaluation	–	28	–	28
Net investment hedge	–	75	–	75
Available for sale investments:				
Fair value losses	–	(111)	–	(111)
Recycled to income statement on realisation	–	17	–	17
Shadow accounting	–	28	–	28
Currency translation differences/exchange differences on translating foreign operations	–	(852)	(208)	(1,060)
Other movements	–	38	(42)	(4)
Aggregate tax effect of items taken directly to or transferred from equity	–	14	–	14
Net expense recognised directly in equity	–	(763)	(250)	(1,013)
Profit for the year	–	836	257	1,093
Total recognised income and expense for the year	–	73	7	80
Dividends for the year	–	(321)	(160)	(481)
Net sale of treasury shares	–	18	–	18
Issue of ordinary share capital by the Company	1,400	2,674	–	2,674
Net acquisition of interests in subsidiaries	–	–	11	11
Exercise of share options	11	14	–	14
Fair value of equity settled share options	–	28	–	28
Equity holders' funds at end of the year	5,501	7,237	1,526	8,763

Year ended 31 December 2006	Share capital	Share premium	Other reserves	Translation reserve	Retained earnings	Perpetual preferred callable securities	Total £m
Attributable to equity holders of the parent at beginning of the year	410	730	374	357	2,192	688	4,751
Changes in equity arising in the year:							
Fair value gains/(losses):							
Property revaluation	–	–	28	–	–	–	28
Net investment hedge	–	–	–	75	–	–	75
Available for sale investments:							
Fair value losses	–	–	(111)	–	–	–	(111)
Recycled to income statement on realisation	–	–	17	–	–	–	17
Shadow accounting	–	–	28	–	–	–	28
Currency translation differences/exchange differences on translating foreign operations	–	–	–	(852)	–	–	(852)
Other movements	–	–	(6)	–	44	–	38
Aggregate tax effect of items taken directly to or transferred from equity	–	–	11	(1)	4	–	14
Net expense recognised directly in equity	–	–	(33)	(778)	48	–	(763)
Profit for the year	–	–	–	–	836	–	836
Total recognised income and expense for the year	–	–	(33)	(778)	884	–	73
Dividends for the year	–	–	–	–	(321)	–	(321)
Net sale of treasury shares	–	–	–	–	18	–	18
Issue of ordinary share capital by the Company	139	3	2,532	–	–	–	2,674
Exercise of share options	1	13	–	–	–	–	14
Fair value of equity settled share options	–	–	28	–	–	–	28
Attributable to equity holders of the parent at end of the year	550	746	2,901	(421)	2,773	688	7,237

Other reserves	£m At 31 December 2006
Merger reserve	2,716
Available for sale reserve	28
Property revaluation reserve	48
Cash flow hedge reserve	(1)
Share-based payments reserve	110
Attributable to equity holders of the parent at end of the year	2,901

Retained earnings have been reduced by £704 million at 31 December 2006 in respect of own shares held in policyholders' funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings. Included in the dividend for the year is £39 million of dividends declared to holders of perpetual preferred callable securities. Within issue of ordinary share capital by the Company are transaction costs totalling £2 million deducted from the share premium. Included within other reserves is the merger reserve for the additional share consideration made in respect of the Skandia acquisition, being the difference between the market value of the shares on the date of issue and the nominal value included as share capital.

1 Accounting policies

Basis of preparation

The consolidated financial information contained herein has been prepared in accordance with International Financial Reporting Standards adopted by the EU. The Group's results for the year ended 31 December 2007 and the position at that date have been prepared using accounting policies consistent with those applied in the preparation of the Group's 2006 Annual Report and Accounts, except as set out below.

The financial information set out herein does not constitute the Company's statutory accounts for the years ended 31 December 2007 or 2006. Statutory accounts for 2006 have been delivered to the Registrar of Companies, and those for 2007 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports, and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Segment presentation

The Group has adopted IFRS 8 'Operating Segments' for the year ended 31 December 2007 and note 3 has been amended accordingly. This resulted in only minor changes in the reported segment information as the Group was already largely compliant with the provisions of IFRS 8.

The Group's results are analysed across four geographic segments. This is consistent with the way the Group manages the business. The four geographic segments, based on the Group's management structure, are South Africa, United States, Europe and Other. Within the geographic segments, the Group generates revenue from four principal lines of business: long-term business, asset management, banking and general insurance. The general insurance line of business has been discontinued during the financial year as the Group has announced its intention to sell the business during 2007, however for the purposes of reporting adjusted operating profit, the result of the general insurance line of business are included in the segment analyses.

Segmental income statement information in note 3 is based on the Group's geographical management structure with revenue and expenses allocated to the lines of business. This follows the same format as the Consolidated income statement and is reconciled to Adjusted Operating Profit which is one of the key measures reported to the Group's chief operating decision makers for their consideration in the allocation of resources to and the review of performance of the segments. The Group utilises additional measures to assess the performance of each of the segments. These measures are also presented and include an analysis of gross earned premiums and funds under management. Additional performance measures considered by management in assessing the performance of the segments can be found in the European Embedded Value Supplementary information.

Implementation of IFRS 7, Financial Instruments: Disclosures

IFRS 7 'Financial Instruments: Disclosures' has been adopted by the Group in the year ended 31 December 2007 resulting in a number of additional disclosures and a restatement of certain items in the 2006 financial statements. As part of the implementation of this standard, the published 2006 balance sheet has been restated to more appropriately reflect the Group's financial assets and liabilities on the basis of the nature and characteristics of those financial instruments. As a result, a number of the previously disclosed balance sheet headings have been changed or removed and new balance sheet captions have been created. Certain limited changes have also been made to the Group's Consolidated income statement. There was no change to any of the recognition and measurement principles applied by the Group as a result of the adoption of IFRS7.

2 Foreign currencies

The principal exchange rates used to translate the operating results, assets and liabilities of key foreign business segments to Sterling are:

	Income statement (average rate)	Balance sheet (closing rate)
31 December 2007		
Rand	**14.1109**	**13.6043**
US Dollars	**2.0014**	**1.9827**
Swedish Krona	**13.5253**	**12.8320**
Euro	**1.4602**	**1.3596**
31 December 2006		
Rand	12.4740	13.6746
US Dollars	1.8429	1.9569
Swedish Krona	13.5918*	13.3924
Euro	1.4671*	1.4837
1 February 2006		
Swedish Krona		13.5347

* The 2006 income statement rate applied in respect of Skandia is an eleven month average rate.

3 Segment information

(i) Basis of segmentation

The Group's results are analysed across four geographic segments. This is consistent with the way the Group manages the business. The four geographic segments, based on the Group's management structure, are South Africa, United States, Europe and Other. Within the geographic segments, the Group generates revenue from four principal lines of business: long-term business, asset management, banking and general insurance. For IFRS purposes, the general insurance line of business has been discontinued during the financial year, however for the purposes of reporting adjusted operating profit, the result of the general insurance line of business is included in the following analyses.

The income statement information that follows is based on the Group's geographical management structure with revenue and expenses allocated to the lines of business. This follows the same format as the Consolidated income statement and is reconciled to Adjusted Operating Profit which is one of the key measures reported to the Group's chief operating decision makers for their consideration in the allocation of resources to and the review of performance of the segments. The Group utilises additional measures to assess the performance of each of the segments. These measures are also presented and include an analysis of gross earned premiums and funds under management. Additional performance measures considered by management in assessing the performance of the segments can be found in the European Embedded Value information presented on pages 65 to 88.

3 **Segment information** continued

(ii) Income statement – segment information year ended 31 December 2007

	South Africa			United States	
	Long-term business	Asset management	Banking	Long-term business	Asset management
Revenue					
Gross earned premiums	1,563	–	–	3,148	–
Outward reinsurance	(41)	–	–	(88)	–
Net earned premiums	1,522	–	–	3,060	–
Investment return (non-banking)	3,203	89	–	528	13
Banking interest and similar income	–	–	2,979	–	–
Banking trading, investment and similar income	–	–	167	–	–
Fee and commission income, and income from service activities	108	161	474	–	570
Other income	77	36	52	9	12
Share of associated undertakings' profit after tax	11	–	8	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	–	1	–	8
Inter-segment revenues	144	49	39	–	12
Total revenue	5,065	335	3,720	3,597	615
Expenses					
Claims and benefits (including change in insurance contract provisions)	(2,981)	–	–	(3,480)	–
Reinsurance recoveries	39	–	–	95	–
Net claims and benefits incurred	(2,942)	–	–	(3,385)	–
Change in investment contract liabilities	(767)	–	–	–	–
Losses on loans and advances	–	–	(154)	–	–
Finance costs	–	–	–	–	–
Banking interest payable and similar expenses	–	–	(1,928)	–	–
Fee and commission expense, and other acquisition costs	(153)	–	–	(102)	(10)
Other operating and administrative expenses	(410)	(153)	(940)	(54)	(424)
Change in third party interest in consolidated funds	–	–	–	–	–
Goodwill impairment	–	–	–	–	–
Amortisation of PVIF and other acquired intangibles	–	–	–	(24)	–
Inter-segment expenses	(63)	(84)	(75)	(13)	–
Total expenses	(4,335)	(237)	(3,097)	(3,578)	(434)
Profit before tax for the financial year (excluding policyholder tax)	730	98	623	19	181
Adjusting items	(222)	–	(1)	79	(19)
Income tax attributable to policyholder returns	(63)	–	–	–	–
Adjusted operating profit before tax	445	98	622	98	162

3 Segment information continued

(ii) Income statement – segment information year ended 31 December 2007 continued

Europe		Other		Group				£m
Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenues) / expense	Total continuing operations	Discontinued operations	Total
230	–	–	–	–	–	4,941	625	5,566
(72)	–	–	–	–	–	(201)	(92)	(293)
158	–	–	–	–	–	4,740	533	5,273
2,019	–	–	–	8	211	6,071	56	6,127
–	–	211	–	–	–	3,190	–	3,190
–	–	3	–	–	–	170	–	170
730	345	27	42	–	–	2,457	–	2,457
8	23	2	3	–	23	245	–	245
–	–	–	(3)	(17)	–	(1)	–	(1)
–	–	16	–	–	–	25	–	25
178	27	13	2	15	(512)	(33)	33	–
3,093	395	272	44	6	(278)	16,864	622	17,486
(151)	–	–	–	–	–	(6,612)	(390)	(7,002)
50	–	–	–	–	–	184	52	236
(101)	–	–	–	–	–	(6,428)	(338)	(6,766)
(1,851)	–	–	–	–	–	(2,618)	–	(2,618)
–	–	(3)	–	–	–	(157)	–	(157)
–	–	–	–	(50)	–	(50)	–	(50)
–	–	(125)	–	–	–	(2,053)	–	(2,053)
(201)	(103)	–	(11)	–	(70)	(650)	(110)	(760)
(468)	(137)	(80)	(30)	(56)	(8)	(2,760)	(53)	(2,813)
–	–	–	–	–	(156)	(156)	–	(156)
–	–	–	–	–	–	–	(3)	(3)
(326)	(5)	(5)	–	–	–	(360)	–	(360)
(73)	(132)	(32)	(1)	(3)	512	36	(36)	–
(3,020)	(377)	(245)	(42)	(109)	278	(15,196)	(540)	(15,736)
73	18	27	2	(103)	–	1,668	82	1,750
152	8	(13)	–	(57)	–	(73)	7	(66)
3	–	–	–	–	–	(60)	–	(60)
228	26	14	2	(160)	–	1,535	89	1,624

3 **Segment information** continued

(ii) Income statement – segment information year ended 31 December 2006

	South Africa			United States	
	Long-term business	Asset management	Banking	Long-term business	Asset management
Revenue					
Gross earned premiums	1,628	–	–	2,128	–
Outward reinsurance	(33)	–	–	(81)	–
Net earned premiums	1,595	–	–	2,047	–
Investment return (non-banking)	5,207	43	–	736	17
Banking interest and similar income	–	–	2,285	–	–
Banking trading, investment and similar income	–	–	195	–	–
Fee and commission income, and income from service activities	107	153	499	–	465
Other income	73	28	36	–	21
Share of associated undertakings' profit after tax	6	–	6	–	–
Profit on disposal of subsidiaries, associated undertakings and strategic investments	–	–	17	–	68
Inter-segment revenues	96	53	8	–	14
Total revenue	7,084	277	3,046	2,783	585
Expenses					
Claims and benefits (including change in insurance contract provisions)	(4,706)	–	–	(2,667)	–
Reinsurance recoveries	21	–	–	164	–
Net claims and benefits incurred	(4,685)	–	–	(2,503)	–
Change in investment contract liabilities	(1,096)	–	–	–	–
Losses on loans and advances	–	–	(120)	–	–
Finance costs	–	–	–	–	–
Banking interest payable and similar expenses	–	–	(1,386)	–	–
Fee and commission expense, and other acquisition costs	(152)	(4)	–	(128)	(19)
Other operating and administrative expenses	(532)	(115)	(967)	(24)	(359)
Change in third party interest in consolidated funds	–	–	–	–	–
Goodwill impairment	–	–	(5)	–	–
Amortisation of PVIF and other acquired intangibles	–	–	–	(22)	–
Inter-segment expenses	(65)	(62)	(23)	(15)	–
Total expenses	(6,530)	(181)	(2,501)	(2,692)	(378)
Profit before tax for the financial year (excluding policyholder tax)	554	96	545	91	207
Adjusting items	(23)	–	(11)	33	(67)
Income tax attributable to policyholder returns	(125)	–	–	–	–
Adjusted operating profit before tax	406	96	534	124	140

3 **Segment information** continued

(ii) Income statement – segment information year ended 31 December 2006 continued

Europe		Other		Group				£m
Long-term business	Asset management	Banking	Asset management	Corporate	Inter-segment (revenues)/ expense	Total continuing operations	Discontinued operations	Total Restated
270	–	–	–	–	–	4,026	687	4,713
(64)	–	–	–	–	–	(178)	(89)	(267)
206	–	–	–	–	–	3,848	598	4,446
3,791	6	–	2	7	379	10,188	101	10,289
–	–	142	–	–	–	2,427	–	2,427
–	–	(14)	–	–	–	181	–	181
613	269	24	41	–	–	2,171	–	2,171
31	(3)	6	1	119	(5)	307	–	307
–	–	–	(6)	–	–	6	–	6
–	–	–	–	–	–	85	–	85
180	39	33	1	11	(435)	–	–	–
4,821	311	191	39	137	(61)	19,213	699	19,912
(181)	–	–	–	–	–	(7,554)	(404)	(7,958)
31	–	–	–	–	–	216	29	245
(150)	–	–	–	–	–	(7,338)	(375)	(7,713)
(3,559)	–	–	–	–	–	(4,655)	–	(4,655)
–	–	(3)	–	–	–	(123)	–	(123)
–	–	–	–	(91)	–	(91)	–	(91)
–	–	(75)	–	–	–	(1,461)	–	(1,461)
(163)	(57)	–	(9)	–	(60)	(592)	(125)	(717)
(414)	(125)	(71)	(25)	(47)	(36)	(2,715)	(58)	(2,773)
–	–	–	–	–	(278)	(278)	–	(278)
–	–	–	–	–	–	(5)	(3)	(8)
(349)	(7)	(1)	–	–	–	(379)	–	(379)
(89)	(132)	(31)	(4)	(8)	435	6	(6)	–
(4,724)	(321)	(181)	(38)	(146)	61	(17,631)	(567)	(18,198)
97	(10)	10	1	(9)	–	1,582	132	1,714
246	9	1	–	(154)	–	34	(50)	(16)
(114)	–	–	–	–	–	(239)	–	(239)
229	(1)	11	1	(163)	–	1,377	82	1,459

3 Segment information continued

(iii) Gross earned premiums

Year ended 31 December 2007	**South Africa**	**United States**	**Europe**	**Other**	**Total** £m
Long-term business – insurance contracts	1,048	3,148	230	–	4,426
Long-term business – investment contracts with discretionary participation features	515	–	–	–	515
Gross earned premiums	1,563	3,148	230	–	4,941
Long-term business – other investment contracts recognised as deposits	1,315	177	8,450	–	9,942

Year ended 31 December 2006	South Africa	United States	Europe	Other	Total £m
Long-term business – insurance contracts	1,183	2,128	270	–	3,581
Long-term business – investment contracts with discretionary participation features	445	–	–	–	445
Gross earned premiums	1,628	2,128	270	–	4,026
Long-term business – other investment contracts recognised as deposits	1,493	216	7,889	–	9,598

(iv) Funds under management

At 31 December 2007	**South Africa**	**United States**	**Europe**	**Other**	**Total** £m
Long-term business policyholder funds	22,469	14,822	44,674	122	82,087
Unit trusts and mutual funds	6,693	5,260	14,416	2,535	28,904
Third party client funds	10,517	149,850	–	3,833	164,200
Total client funds under management	39,679	169,932	59,090	6,490	275,191
Shareholder funds	2,042	191	1,454	–	3,687
Total funds under management	41,721	170,123	60,544	6,490	278,878

At 31 December 2006	South Africa	United States	Europe	Other	Total Restated £m
Long-term business policyholder funds	19,937	13,704	39,113	41	72,795
Unit trusts and mutual funds	5,183	3,131	13,156	2,544	24,014
Third party client funds	12,950	122,945	–	3,167	139,062
Total client funds under management	38,070	139,780	52,269	5,752	235,871
Shareholder funds	2,066	200	1,296	–	3,562
Total funds under management	40,136	139,980	53,565	5,752	239,433

3 **Segment information** continued

(v) Balance sheet information

At 31 December 2007	South Africa	United States	Europe	Other	Unallocated to segment	Inter-segment assets/ liabilities	Total £m
Assets							
Long-term business	27,356	15,969	55,607	–	–	(2,430)	96,502
Asset management	1,817	1,640	498	311	–	(334)	3,932
Banking	35,575	–	4,475	–	–	(142)	39,908
General insurance	641	–	–	–	–	(52)	589
Other shareholders' assets	1,276	–	638	–	(257)	65	1,722
Investments in associated undertakings	87	–	–	(9)	3	–	81
Consolidated total assets	66,752	17,609	61,218	302	(254)	(2,893)	142,734
Liabilities							
Long-term business	27,086	14,754	51,598	–	–	(620)	92,818
Asset management	1,709	361	229	34	–	(1,129)	1,204
Banking	33,082	–	4,169	–	–	(512)	36,739
General insurance	394	–	–	–	–	(4)	390
Other shareholders' liabilities	246	–	791	–	1,577	(628)	1,986
Consolidated total liabilities	62,517	15,115	56,787	34	1,577	(2,893)	133,137
Net assets							
Long-term business	491	1,215	4,009	–	–	(1,810)	3,905
Asset management	108	1,279	326	277	–	795	2,785
Banking	2,493	–	306	–	–	370	3,169
General insurance	247	–	–	–	–	(48)	199
Other shareholders' net assets	1,030	–	(153)	–	(701)	693	869
Investments in associated undertakings	87	–	–	(9)	3	–	81
	4,456	2,494	4,488	268	(698)	–	11,008
Debt	(221)	–	(57)	–	(1,133)	–	(1,411)
Consolidated net assets	4,235	2,494	4,431	268	(1,831)	–	9,597

The net assets of South African businesses are stated after eliminating investments in Group equity and debt instruments of £493 million (2006: £560 million) held in policyholder funds. These include investments in the Company's ordinary shares and subordinated liabilities and preferred securities issued by the Group's banking subsidiary Nedbank Limited. All South Africa debt relates to long-term business. All other debt relates to other shareholders' net assets.

The general insurance operations are classified as discontinued.

3 Segment information continued

(v) Balance sheet information continued

£m

At 31 December 2006	South Africa	United States	Europe	Other	Unallocated to segment	Inter-segment assets/ liabilities	Total
Assets							
Long-term business	24,983	15,370	49,653	–	–	(2,199)	87,807
Asset management	1,647	1,511	458	281	–	(433)	3,464
Banking	30,723	–	4,325	–	–	(14)	35,034
General insurance	616	–	–	–	–	(32)	584
Other shareholders' assets	991	–	611	263	571	(852)	1,584
Investments in associated undertakings	70	–	–	13	–	–	83
Consolidated total assets	59,030	16,881	55,047	557	571	(3,530)	128,556
Liabilities							
Long-term business	24,536	14,113	45,803	–	–	(324)	84,128
Asset management	1,407	424	445	23	–	(1,062)	1,237
Banking	28,680	–	4,046	–	–	(509)	32,217
General insurance	354	–	–	–	–	–	354
Other shareholders' liabilities	397	–	579	65	2,451	(1,635)	1,857
Consolidated total liabilities	55,374	14,537	50,873	88	2,451	(3,530)	119,793
Net assets							
Long-term business	685	1,257	3,850	–	–	(1,875)	3,917
Asset management	240	1,087	13	258	–	629	2,227
Banking	2,043	–	279	–	–	495	2,817
General insurance	262	–	–	–	–	(32)	230
Other shareholders' net assets	594	–	171	198	(938)	783	808
Investments in associated undertakings	70	–	–	13	–	–	83
	3,894	2,344	4,313	469	(938)	–	10,082
Debt	(238)	–	(139)	–	(942)	–	(1,319)
Consolidated net assets	3,656	2,344	4,174	469	(1,880)	–	8,763

4 Operating profit adjusting items

(i) Summary of adjusting items

In determining the adjusted operating profit of the Group adjustments are made to profit before tax to reflect the directors' view of the underlying long-term performance of the Group. These items are summarised below:

£m

Year ended 31 December 2007	Notes	**South Africa**	**United States**	**Europe**	**Other**	**Total**
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	–	(24)	(218)	–	(242)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	1	8	16	–	25
Short-term fluctuations in investment return	4(iv)	195	(55)	55	–	195
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	14	–	–	–	14
Dividends declared to holders of perpetual preferred callable securities	4(vi)	–	–	–	40	40
Closure of unclaimed shares trusts	4(vii)	13	–	–	(12)	1
US Asset Management equity plans and minority holders	4(viii)	–	11	–	–	11
Fair value gains on Group debt instruments	4(ix)	–	–	–	29	29
Total adjusting items		223	(60)	(147)	57	73
Tax on adjusting items	5(iii)	(101)	30	51	(9)	(29)
Minority interest in adjusting items	6(iii)	23	(11)	–	–	12
Total adjusting items after tax and minority interests		145	(41)	(96)	48	56

£m

Year ended 31 December 2006	Notes	South Africa	United States	Europe	Other	Total
Income/(expense)						
Goodwill impairment and impact of acquisition accounting	4(ii)	(5)	(22)	(256)	–	(283)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	4(iii)	17	68	–	–	85
Short-term fluctuations in investment return	4(iv)	285	(12)	–	–	273
Investment return adjustment for Group equity and debt instruments held in life funds	4(v)	(148)	–	–	–	(148)
Dividends declared to holders of perpetual preferred callable securities	4(vi)	–	–	–	39	39
Closure of unclaimed shares trusts	4(vii)	(115)	–	–	115	–
Total adjusting items		34	34	(256)	154	(34)
Tax on adjusting items	5(iii)	(32)	18	46	(4)	28
Minority interest in adjusting items	6(iii)	15	–	7	–	22
Total adjusting items after tax and minority interests		17	52	(203)	150	16

4 Operating profit adjusting items continued

(ii) Goodwill impairment and impact of acquisition accounting

In applying acquisition accounting in accordance with IFRS deferred acquisition costs and deferred revenue are not recognised. These are reversed in the acquisition balance sheet and replaced by goodwill, other intangible assets and the value of the acquired present value of in-force business ('acquired PVIF'). In determining its adjusted operating profit the Group recognises deferred revenue and acquisition costs in relation to policies sold by acquired businesses pre-acquisition, and excludes the impairment of goodwill and the amortisation of acquired other intangibles and acquired PVIF.

Goodwill impairment and acquisition accounting adjustments to adjusted operating profit are summarised below:

					£m
Year ended 31 December 2007	**South Africa**	**United States**	**Europe**	**Other**	**Total**
Amortisation of acquired PVIF					
Long-term business	**–**	**24**	**266**	**–**	**290**
Amortisation of acquired deferred costs and revenue					
Long-term business	**–**	**–**	**(112)**	**–**	**(112)**
Asset management	**–**	**–**	**6**	**–**	**6**
Amortisation of other acquired intangible assets					
Long-term business	**–**	**–**	**60**	**–**	**60**
Asset management	**–**	**–**	**5**	**–**	**5**
Banking	**–**	**–**	**5**	**–**	**5**
Release of acquisition balance sheet provisions					
Long-term business	**–**	**–**	**(7)**	**–**	**(7)**
Asset management	**–**	**–**	**(3)**	**–**	**(3)**
Banking	**–**	**–**	**(2)**	**–**	**(2)**
	–	**24**	**218**	**–**	**242**

					£m
Year ended 31 December 2006	South Africa	United States	Europe	Other	Total
Amortisation of acquired PVIF					
Long-term business	–	22	293	–	315
Amortisation of acquired deferred costs and revenue					
Long-term business	–	–	(103)	–	(103)
Asset management	–	–	2	–	2
Amortisation of other acquired intangible assets					
Long-term business	–	–	56	–	56
Asset management	–	–	7	–	7
Banking	–	–	1	–	1
Goodwill impairment					
Banking	5	–	–	–	5
	5	22	256	–	283

4 Operating profit adjusting items continued

(iii) Profit on disposal of subsidiaries, associated undertakings and strategic investments

During 2007 the Europe banking subsidiary sold its Danish operation. An accounting profit on sale of £16 million was recognised.

During the year, the US asset management business disposed of its interests in certain affiliate asset managers, resulting in a profit on disposal of £8 million. In 2006 profits on sale of £68 million were recognised in relation to unrelated affiliate disposals.

During 2006, the Group's South African banking subsidiary disposed of an IT finance solutions business resulting in a profit on disposal of £17 million.

Profits on the disposal of subsidiaries, associated undertakings and strategic investments are analysed below:

					£m
Year ended 31 December 2007	**South Africa**	**United States**	**Europe**	**Other**	**Total**
Asset management	–	8	–	–	8
Banking	1	–	16	–	17

					£m
Year ended 31 December 2006	South Africa	United States	Europe	Other	Total
Asset management	–	68	–	–	68
Banking	17	–	–	–	17

(iv) Long-term investment return

Profit before tax includes actual investment returns earned on the shareholder assets of the Group. Adjusted operating profit is stated after recalculating shareholder asset investment returns based on a long-term investment return rate. The difference between the actual and the long-term investment returns are short-term fluctuations in investment return.

Long-term rates of return are based on achieved real rates of return appropriate to the underlying asset base, adjusted for current inflation expectations and consensus economic investment forecasts, and are reviewed frequently, usually annually, for appropriateness. These rates of return have been selected with a view to ensuring that returns credited to adjusted operating profit are consistent with the actual returns expected to be earned over the long-term.

For South Africa long-term business, the return is applied to an average value of investible shareholders' assets, adjusted for net fund flows. For US and Europe long-term businesses, the return is applied to average investible assets.

For all businesses mis-matches attributed to the timing of the recognition of policyholder tax and related receipts from policyholders are eliminated with reference to the historic net gains/(losses) in respect of this item.

Long-term investment rates	**Year ended 31 December 2007**	Year ended 31 December 2006
South Africa long-term business	**15.6%**	11.3%
United States long-term business	**5.7%**	5.9%
Europe long-term business	**4.9%**	4.6%

4 Operating profit adjusting items continued

(iv) Long-term investment return continued
Analysis of short-term fluctuations in investment return

£m

Year ended 31 December 2007	**South Africa**	**United States**	**Europe**	**Total**
Long-term business				
Actual investment return attributable to shareholders	**416**	**527**	**61**	**1,004**
Less: long-term investment return	**(221)**	**(582)**	**(6)**	**(809)**
Total short-term fluctuations in investment return	**195**	**(55)**	**55**	**195**

The actual investment return attributable to shareholders for the US long-term business reflects total investment income, as a distinction is not drawn between shareholder and policyholder funds.

£m

Year ended 31 December 2006	South Africa	United States	Europe	Total
Long-term business				
Actual investment return attributable to shareholders	434	620	5	1,059
Less: long-term investment return	(149)	(632)	(5)	(786)
Total short-term fluctuations in investment return	285	(12)	–	273

(v) Investment return adjustment for Group equity and debt instrument held in life funds
Adjusted operating profit includes investment returns on policyholder investments in Group equity and debt instruments by the Group's life funds. These include investments in the Company's ordinary shares, and the subordinated liabilities and ordinary securities of the Group's South Africa banking subsidiary. These investment returns are eliminated within the consolidated income statement in arriving at profit before tax, but are included in adjusted operating profit. In 2007 the investment return adjustment decreased adjusted operating profit by £14 million (2006: increase of £148 million).

(vi) Dividends declared to holders of perpetual preferred callable securities
Dividends declared to the holders of the Group's perpetual preferred callable securities were £40 million in the year ended 31 December 2007 (2006: £39 million). These are recognised in finance costs on an accruals basis for the purpose of determining adjusted operating profit. In the IFRS financial statements this cost is recognised in equity.

(vii) Closure of unclaimed shares trusts

During 2006 Old Mutual announced that the Old Mutual South Africa Unclaimed Shares Trust (UST) together with similar trusts set up in Namibia, Zimbabwe, Malawi and Bermuda, would be closed and that the gross proceeds from the sale of unclaimed shares by these trusts should be paid to Old Mutual plc. Under the terms of the deeds establishing the USTs, the trustees of the USTs were required, following their termination, to liquidate the residual assets of the USTs and to distribute them in accordance with the directions given by Old Mutual plc. Following discussions with the South African National Treasury, the Company announced on 30 January 2007 that it intended, subject to shareholders approval (subsequently granted) at the Company's Annual General Meeting in May 2007, to use substantially all of the proceeds realised to discharge late claims in cash for a further period of three years (to 31 August 2009), to fund good causes in the jurisdictions of the trust concerned or to enhance benefits for certain specific small policyholders of the Group's South African and Namibian life businesses.

The principal impact of the closure of these trusts was reflected in the 2006 Group Financial Statements. Income of £115 million was recognised by Old Mutual plc and expenses of £115 million were recognised by the Group's South Africa long-term business. The income related to the anticipated receipt of sales proceeds from the trusts. The expenses related to anticipated cost of the proposals to discharge the Group's obligations following the closure of the trusts. This item had no impact on the profit before tax or adjusted operating profit of the Group, and was excluded from the adjusted operating profit of Old Mutual plc and the Group's South Africa long-term business.

During 2007 payments of the proceeds have been made by the trusts to Old Mutual plc. These payments resulted in the realisation of foreign exchange losses of £14 million. Furthermore, as a result of remeasurement of certain provisions for obligations established during 2006, an amount of £13 million has been released. Consistent with the treatment of the original sales proceeds and costs in 2006, these amounts have been excluded from adjusted operating profit.

4 Operating profit adjusting items continued

(viii) US Asset Management equity plans and minority interests

During 2007, US Asset Management has entered into a number of new long-term incentive arrangements with its asset management affiliates.

In accordance with IFRS requirements the cost of these schemes is disclosed as being attributable to minority interests. However, this is treated as a compensation expense in determining adjusted operating profit. The amount recognised in relation to this in 2007 was £11 million (2006: £nil).

During 2007 the Group has issued put options to employees as part of some of its US affiliate incentive schemes. The impact of revaluing these instruments is recognised in accordance with IFRS, but excluded from adjusted operating profit. As at 31 December 2007 these instruments were revalued, the impact of which was less than £1 million. At 31 December 2006 no such instruments existed.

(ix) Fair value gains on Group debt instruments

The significant widening of credit spreads in the second half of 2007 has led to a reduction in the market price of the Group's debt instruments. This decline in market price has resulted in a gain of £29 million being recorded in the Group's income statement for those instruments that are recorded at fair value.

In the directors' view, this gain is not reflective of the underlying performance of the Group and will reverse over time. The gain has therefore been excluded from adjusted operating profit.

5 Income tax expense

(i) Analysis of total income tax expense

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Current tax		
United Kingdom tax		
Corporation tax	436	61
Double tax relief	(399)	(26)
Overseas tax		
South Africa	379	239
United States	26	16
Europe	73	54
Secondary Tax on Companies (STC)	65	11
Prior year adjustments	(25)	(3)
Total current tax	555	352
Deferred tax		
Origination of temporary differences	(58)	213
Changes in tax rates/bases	(13)	–
Recognition of deferred tax assets	(5)	(2)
Total deferred tax	(76)	211
Total income tax expense	479	563

(ii) Reconciliation of total income tax expense

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Profit before tax	1,668	1,582
Tax at standard rate of 30% (2006: 30%)	500	474
Different tax rate or basis on overseas operations	(20)	(19)
Untaxed and low taxed income	(154)	(133)
Disallowable expenses	88	59
Net movement on deferred tax assets not recognised	(52)	19
STC	47	11
Income tax attributable to policyholder returns	51	173
Other	19	(21)
Total income tax expense	479	563

5 Income tax expense continued

(iii) Income tax on adjusted operating profit

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006 Restated
Income tax expense	**479**	563
Tax on adjusting items		
Impact of acquisition accounting	**65**	52
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**(10)**	8
Short-term fluctuations in investment return	**(40)**	(28)
Income tax attributable to policyholders returns	**(60)**	(239)
Secondary Tax on Companies (STC) on dividends paid	**(35)**	–
Tax on dividends declared to holders of perpetual preferred callable securities recognised in equity	**(9)**	(4)
Income tax on adjusted operating profit	**390**	352

6 Minority interests – Income statement

(i) Minority interests – ordinary shares

The minority interest allocation of profit for the financial year has been calculated on the basis of the Group's effective ownership of the subsidiaries in which it does not own 100 per cent of the ordinary equity. The principal subsidiaries where a minority exists are the Group's banking and general insurance businesses in South Africa. For the year ended 31 December 2007 the minority interest attributable to ordinary shares was £224 million (2006: £207 million).

(ii) Minority interests – preferred securities

	£m	
	At 31 December 2007	At 31 December 2006
R2,000 million non-cumulative preference shares	**13**	13
R792 million non-cumulative preference shares	**5**	5
R300 million non-cumulative preference shares	**1**	–
R364 million non-cumulative preferred securities	**1**	–
US$750 million cumulative preferred securities	**30**	32
Minority interest – preferred securities	**50**	50

(iii) Minority interests – adjusted operating profit

The following table reconciles minority interests' share of profit for the financial year to minority interests' share of adjusted operating profit:

	£m	
Reconciliation of minority interests share of profit for the financial year	Year ended 31 December 2007	Year ended 31 December 2006
The minority interest charge is analysed as follows:		
Minority interest – ordinary shares	**224**	207
Goodwill impairment and impact of acquisition accounting	**–**	11
Profit on disposal of subsidiaries, associated undertakings and strategic investments	**–**	(7)
Short-term fluctuations in investment return	**–**	(9)
Income attributable to Black Economic Empowerment trusts of listed subsidiaries	**29**	22
Income attributable to US Asset Management minority holdings	**(11)**	–
Minority interest share of adjusted operating profit	**242**	224

The Group uses revised weighted average effective ownership interests when calculating the minority interest applicable to the adjusted operating profit of its South Africa banking and general insurance businesses. This reflects the legal ownership of these businesses following the implementation for Black Economic Empowerment (BEE) schemes in 2005. In accordance with IFRS accounting rules the shares issued for BEE purposes are deemed to be, in substance, options. Therefore the effective ownership interest reflected in arriving at profit after tax in the consolidated income statement is lower than that applied in arriving at adjusted operating profit after tax. In 2007 the increase in adjusted operating profit attributable to minority interests as a result of this was £29 million (2006: £22 million).

7 Earnings and earnings per share

(i) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the financial year attributable to ordinary equity shareholders by the weighted average number of ordinary shares in issue during the year excluding own shares held in policyholder funds, ESOP trusts, Black Economic Empowerment trusts and other related undertakings.

		£m
	Year ended 31 December 2007	Year ended 31 December 2006
Profit for the financial year attributable to equity holders of the parent from continuing operations	**929**	781
Profit for the financial year attributable to equity holders of the parent from discontinued operations	**43**	55
Profit for the financial year attributable to equity holders of the parent	**972**	836
Dividends declared to holders of perpetual preferred callable securities	**(31)**	(35)
Profit attributable to ordinary equity holders	**941**	801

Total dividends declared to holders of perpetual preferred callable securities of £40 million in 2007 are stated net of tax credits of £9 million.

		Millions
	Year ended 31 December 2007	Year ended 31 December 2006
Weighted average number of ordinary shares in issue	**5,492**	5,339
Shares held in charitable foundations	**(20)**	(19)
Shares held in ESOP trusts	**(61)**	(98)
Adjusted weighted average number of ordinary shares	**5,411**	5,222
Shares held in life funds	**(282)**	(292)
Shares held in Black Economic Empowerment trusts	**(235)**	(225)
Weighted average number of ordinary shares	**4,894**	4,705
Basic earnings per ordinary share from continuing operations (pence)	**18.3**	15.8
Basic earnings per ordinary share from discontinued operations (pence)	**0.9**	1.2
Basic earnings per ordinary share (pence)	**19.2**	17.0

Diluted earnings per share recognises the dilutive impact of share options held in ESOP trusts and Black Economic Empowerment trusts which are currently in the money in the calculation of the weighted average number of shares, as if the relevant shares were in issue for the full period.

		Millions
	Year ended 31 December 2007	Year ended 31 December 2006
Weighted average number of ordinary shares	**4,894**	4,705
Adjustments for share options held by ESOP trusts	**63**	62
Adjustments for shares held in Black Economic Empowerment trusts	**235**	225
	5,192	4,992
Diluted earnings per ordinary share from continuing operations (pence)	**17.3**	15.0
Diluted earnings per ordinary share from discontinued operations (pence)	**0.8**	1.1
Diluted earnings per ordinary share (pence)	**18.1**	16.1

7 Earnings and earnings per share continued

(ii) Adjusted operating earnings per ordinary share

Adjusted operating earnings per ordinary share is determined based on adjusted operating profit. Adjusted operating profit represents the directors' view of the underlying performance of the Group. For long-term and general insurance business adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, put revaluations related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit/(loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, income/(expense) from closure of unclaimed shares trusts and fair value gains on Group debt instruments.

The reconciliation of profit for the financial year to adjusted operating profit after tax attributable to ordinary equity holders is as follows:

			£m
Year ended 31 December 2007	**Continuing operations**	**Discontinued operations**	**Total**
Profit for the financial year attributable to equity holders of the parent	**929**	**43**	**972**
Adjusting items	**(73)**	**7**	**(66)**
Tax on adjusting items	**29**	**(3)**	**26**
Minority interest on adjusting items	**(12)**	**(6)**	**(18)**
Adjusted operating profit after tax attributable to ordinary equity holders	**873**	**41**	**914**
Adjusted weighted average number of ordinary shares – (millions)			**5,411**
Adjusted operating earnings per ordinary share – (pence)	**16.1**	**0.8**	**16.9**

			£m
Year ended 31 December 2006	Continuing operations	Discontinued operations	Total
Profit for the financial year attributable to equity holders of the parent	781	55	836
Adjusting items	34	(50)	(16)
Tax on adjusting items	(28)	15	(13)
Minority interest on adjusting items	(22)	5	(17)
Adjusted operating profit after tax attributable to ordinary equity holders	765	25	790
Adjusted weighted average number of ordinary shares – (millions)			5,222
Adjusted operating earnings per ordinary share – (pence)	14.6	0.5	15.1

8 Provisions

	At 31 December 2007 £m	At 31 December 2006 £m
Surplus property	29	41
Client compensation	19	8
Warranties on sale of business	87	113
Liability for long service leave	34	30
Other provisions	329	337
	498	529
Post employment benefits	1	13
Total	**499**	**542**

£m

Year ended 31 December 2007	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
Balance at beginning of the year	41	8	113	30	337	529
Unused amounts reversed	(3)	(1)	(11)	–	(6)	(21)
Unwind of discount	2	–	–	–	–	2
Charge to income statement	–	20	–	4	23	47
Utilised during the year	(8)	(8)	(15)	(2)	(33)	(66)
Foreign exchange and other movements	(3)	–	–	2	8	7
Balance at end of the year	29	19	87	34	329	498

At 31 December 2007 provisions in relation to sale of business were £87 million (2006: £113 million). These principally relate to warranties in respect of the sale of American Skandia to Prudential Financial, recognised by the Group upon acquisition of Skandia.

At 31 December 2007 Other provisions include £71 million (2006: £115 million) in respect of the distribution of proceeds arising upon the closure of the unclaimed shares trusts. Further information is included in note 4 (vii). Also included in this amount are provisions for ongoing litigation across the Group totalling £64 million (2006: £71 million).

£m

Year ended 31 December 2006	Surplus property	Client compensation	Warranties on sale of business	Liability for long service leave	Other	Total
Balance at beginning of the year	54	10	20	35	123	242
Additions from business combinations	3	–	102	–	146	251
Unused amounts reversed	(5)	(2)	(6)	–	(15)	(28)
Unwind of discount	2	–	–	–	–	2
Charge to income statement	1	1	–	3	136	141
Utilised during the year	(14)	(1)	(3)	(1)	(39)	(58)
Foreign exchange and other movements	–	–	–	(7)	(14)	(21)
Balance at end of the year	41	8	113	30	337	529

Included in the above are amounts of £78 million (2006: £116 million) that are expected to be settled in less than one year.

9 Dividends

Dividends paid were as follows:

	Year ended 31 December 2007	Year ended 31 December 2006
		£m
2005 Final dividend paid – 3.65p per 10p share	–	174
2006 Interim dividend paid – 2.1p per 10p share	–	108
2006 Final dividend paid – 4.15p per 10p share	**218**	–
2007 Interim dividend paid – 2.3p per 10p share	**115**	–
Dividends to ordinary equity holders	**333**	282
Dividends declared to holders of perpetual preferred callable securities	**40**	39
Dividend payments for the year	**373**	321

Dividends paid to ordinary equity holders, as above, are calculated using the number of shares in issue at the record date, less treasury shares held in ESOP trusts, life funds of Group companies, Black Economic Empowerment trusts and related undertakings.

As a consequence of the exchange control arrangements in place in certain African territories, dividends to ordinary equity holders on the branch registers of those countries (or, in the case of Namibia, the Namibian section of the principal register) are settled through Dividend Access Trusts established for that purpose.

The directors have declared a 2007 final dividend of 4.55p per share, which will be paid on 30 May 2008 to all ordinary equity holders on the register at the close of business on 9 May 2008, being the record date for the dividend. In accordance with IFRS requirements, no provision has been recognised in respect of this dividend.

In March and November 2007, £22 million and £18 million respectively were declared and paid to holders of perpetual preferred callable securities (March 2006: £22 million and November 2006: £17 million).

10 Contingent liabilities

		£m
	At 31 December 2007	At 31 December 2006
Guarantees and assets pledged as collateral security	**1,489**	1,115
Irrevocable letters of credit	**426**	334
Secured lending	**1,052**	1,440
Other contingent liabilities	**136**	213

Nedbank structured financing

Historically a number of the Group's South Africa banking businesses entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service (SARS), although the obligation to pay in the first instance rests with the Group's companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the re-pricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner different to that initially envisaged by the contracting parties. As a result Group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

Skandia Liv

Skandia Liv has submitted claims to Skandia relating to compensation for alleged prohibited profit distributions. These distributions relate to the sale of Skandia Liv's asset management business by Skandia to Den Norske Bank in 2002. The dispute is in arbitration, a ruling is expected in 2008.

American Skandia

The sale of American Skandia to Prudential Financial contained customary representations and warranties. The indemnity in respect of this is limited to US$1 billion. Investigations by various US regulators have given rise to potential settlements and claims in relation to market timing. American Skandia's exposure to market timing is part of a wider investigation of the US industry. The exposure is covered by the aforementioned indemnity which also covers the matter of American Skandia's failure to administer the annuitisation provisions contained in certain contracts. This was an administrative error made by the American Skandia business between 1996 and 2003.

Skandia Liv and American Skandia have been provided for in the acquisition accounting.

Consolidated income statement on a European Embedded Value basis

	£m	
	Year ended 31 December 2007	Year ended 31 December 2006
South Africa		
Covered business	345	480
Asset management	98	96
Banking	622	534
	1,065	1,110
United States		
Covered business	63	98
Asset management	162	140
	225	238
Europe		
Covered business	350	403
Asset management	26	(1)
Banking	14	11
	390	413
Other	2	1
	1682	1762
Finance costs	(119)	(130)
Other shareholders' income/(expenses)	(31)	(27)
Adjusted operating profit before tax*	1,532	1,605
Adjusting items	315	652
EEV profit before tax (net of income tax attributable to policyholder returns)	1,847	2,257
Income tax attributable to shareholders	(472)	(514)
EEV profit for the financial year after tax from continuing operations	1,375	1,743
EEV profit for the financial year after tax from discontinued operations	57	74
EEV profit for the financial year after tax	1,432	1,817
Profit for the financial year attributable to:		
Equity holders of the parent	1,155	1,531
Minority interests		
Continuing ordinary shares	213	236
Discontinued ordinary shares	14	–
Preferred securities	50	50
EEV profit for the financial year after tax	1,432	1,817

* For long-term business and general insurance businesses, adjusted operating profit is based on a long-term investment return, includes investment returns on life funds' investments in Group equity and debt instruments, and is stated net of income tax attributable to policyholder returns. For the US Asset Management business it includes compensation costs in respect of certain long-term incentive schemes defined as minority interests in accordance with IFRS. For all businesses, adjusted operating profit excludes goodwill impairment, the impact of acquisition accounting, put revaluations related to long-term incentive schemes, the impact of closure of unclaimed shares trusts, profit / (loss) on disposal of subsidiaries, associated undertakings and strategic investments, dividends declared to holders of perpetual preferred callable securities, and fair value (profits) / losses on certain Group debt movements.

Consolidated income statement on a European Embedded Value basis continued

£m

Adjusted operating profit after tax attributable to ordinary equity holders	Year ended 31 December 2007	Year ended 31 December 2006
Adjusted operating profit before tax	**1,532**	1,605
Tax on adjusted operating profit	**(366)**	(426)
Adjusted operating profit after tax from continuing operations	**1,166**	1,179
Adjusted operating profit after tax from discontinued operations	**61**	39
Adjusted operating profit after tax	**1,227**	1,218
Minority interests		
Continuing ordinary shares	**(225)**	(239)
Discontinued ordinary shares	**(20)**	–
Preferred securities	**(50)**	(50)
Adjusted operating profit after tax attributable to ordinary equity holders	**932**	929

Adjusted operating profit of the covered business		
Adjusted operating profit for the covered business	**758**	981
South Africa	**345**	480
United States	**63**	98
Europe	**350**	403
Tax on adjusted operating profit for the covered business	**154**	253
South Africa	**75**	125
United States	**21**	32
Europe	**58**	96
Adjusted operating profit after tax for the covered business	**604**	728
South Africa	**270**	355
United States	**42**	66
Europe	**292**	307
Tax on adjusted operating profit comprises		
Covered business	**154**	253
Other business	**212**	173
Tax on adjusted operating profit	**366**	426

Adjusted operating earnings per share *		
Based on adjusted operating profit from continuing operations (pence)	**16.5p**	17.3p
Based on adjusted operating profit from discontinued operations (pence)	**0.7p**	0.5p
Adjusted operating earnings per share	**17.2p**	17.8p

EEV earnings per share		
Based on EEV profit from continuing operations (pence)	**21.5p**	29.4p
Based on EEV profit from discontinued operations (pence)	**0.8p**	1.2p
Basic EEV earnings per ordinary share (pence)	**22.3p**	30.6p

Adjusted weighted average number of shares – millions	**5,411**	5,222
Weighted average number of shares – millions	**5,176**	4,997

* Adjusted operating earnings per share is calculated on the same basis as adjusted operating profit, but is stated after tax and minority interests. It excludes income attributable to Black Economic Empowerment trusts of listed subsidiaries. The calculation of the adjusted weighted average number of shares includes own shares held in policyholders' funds and Black Economic Empowerment trusts.

1 Basis of preparation

This supplementary information has been prepared in accordance with the European Embedded Value (EEV) Principles issued in May 2004 by the European CFO Forum and the additional EEV guidance issued in October 2005. The directors acknowledge their responsibility for the preparation of this supplementary information.

The results for the year ended 31 December 2007 and the position at that date other than where stated have been prepared on the same basis as that used in the 31 December 2006 EEV supplementary statements.

Covered business is defined as long-term business in the primary Financial Statements. Covered business is traditional life insurance, long-term healthcare and accident insurance, savings, pensions and annuity business written by the life insurance subsidiaries. The results of Group companies providing administration and distribution services have been included to the extent that they relate to covered business. Following the acquisition of Skandia, covered business now includes the traditional life and unit-linked assurance business of Skandia. Institutional investment platform pension business written in the United Kingdom has been excluded as it is more appropriately classified as mutual fund business. Covered business results do not include services provided by Group investment management companies. Unallocated Group holding expenses have been included to the extent that they relate to the covered business.

For South Africa the covered business excludes individual unit trusts and some group market-linked business written by the asset management company through the life company as profits from this business arise in the asset management companies.

The treatment within this supplementary information of all business other than the covered business is the same as the primary financial statements.

Under the EEV methodology, profit is recognised as it is earned over the life of the products defined within the covered business.

The embedded value of the covered business is the sum of the shareholders' adjusted net worth in respect of the covered business and the value of the in-force covered business. The Group embedded value includes the value of all other business at the book value detailed in the primary financial statements. Adjusted Group embedded value is a measure used by the directors to assess the shareholders' interest in the value of the Group, includes the Group's listed banking and general insurance subsidiaries at market value. The value of deferred consideration due in respect of Black Economic Empowerment partners and the value of own shares held in the employee share trust scheme are also included.

The adjusted net worth of the covered business is the market value of shareholders' assets held in respect of the covered business, and consists of the required capital and free surplus. The level of required capital of the covered business reflects the level of capital considered by the directors to be appropriate to manage the business allowing for minimum local statutory requirements (or equivalent where there is no local requirement), their internal assessment of the market, insurance and operational risk inherent in the underlying products and the level of capital required by rating agencies in respect of our United States business in order to maintain the desired credit rating. The level of required capital is 134, 278 and on average 137 per cent of the minimum local statutory requirements in South Africa, United States and Europe respectively as at 31 December 2007. The free surplus comprises the market value of assets allocated to the covered business in excess of the required capital. The required capital in respect of the South Africa covered business is partially covered by the market value of the Group's investments in banking and general insurance in South Africa. On consolidation these investments are shown separately.

The value of in-force covered business is the present value at the appropriate risk discount rate (which incorporates a risk margin) of the statutory distributable profits to shareholders projected to arise from the in-force covered business on a best estimate basis, less a deduction for the cost of holding the required level of capital.

Statutory distributable profit arises from the difference between amounts charged to policyholders for guarantees, expenses and insurance and the actual experience of these items, together with the investment return earned on shareholders' assets.

Allowance has been made for the cost (intrinsic value) of financial options and guarantees to policyholders in the local statutory reserves according to local requirements. In South Africa and Europe an investment guarantee reserve on a stochastic basis is included in the local statutory reserves. A deduction from the value of in-force has been made to allow for the impact of future variability of investment returns on the cost of policyholder financial options and guarantees (time-value) to the extent that it is not already included in the statutory reserves. This time-value has been determined using stochastic modelling techniques and represents the difference between the average value of shareholder cash flows under many generated economic scenarios and the deterministic shareholder value under the best estimate assumptions. In the generated economic scenarios allowance is made, where appropriate, for the effect of management and or policyholder actions in different circumstances.

The directors believe that the embedded value of the covered business is calculated in accordance with the CFO Forum EEV Principles. The methodology and assumptions adopted within this supplementary information, including the recalibration of risk margins as referred to on page 82, follow the same approach as adopted in prior years. The CFO Forum is in the process of developing a new set of principles and guidance in order to formalise an approach to market consistent embedded values (MCEVs). It is expected that these new principles and guidance will be published later this year. Old Mutual's intention is to review its embedded value approach in the light of the new MCEV principles and guidance following their publication, and to carry out and publish a restatement onto the new MCEV basis in due course.

2 Adjustments applied in determining adjusted operating profit

Analysis of adjusting items	Year ended 31 December 2007 £m	Year ended 31December 2006 £m
Income/(expense)		
Goodwill impairment and amortisation of non-covered business acquired intangible assets	(11)	(12)
Profit on disposal of subsidiaries, associated undertakings and strategic investments	25	84
Short-term fluctuations in investment returns (including economic assumption changes) for the covered business	206	543
Cost of capital methodology and modelling changes	14	55
Material revision to actuarial models	–	(57)
Dividends declared to holders of perpetual preferred callable securities	40	39
Closure of unclaimed share trusts	1	–
US Asset Management equity plans and minority holders	11	–
Fair value gains on Group debt instruments	29	–
Adjusting items	315	652

3 Reconciliation of movements in Group embedded value

	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m
Group embedded value at beginning of the year	7,117	5,808
Opening adjustments	(67)	–
Restated Group embedded value at beginning of the year	7,050	5,808
Change in equity arising in the year		
Fair value gains/(losses)	21	(4)
Net investment hedge	(13)	75
Currency translation differences/exchange differences on translating foreign operations	116	(1,285)
Aggregate tax effects of items taken directly to or transferred from equity	13	3
Other movements	29	99
Net income recognised directly into equity	166	(1,112)
Profit for the year	1,155	1,531
Total recognised income and expense for the year	1,321	419
Dividend for the year	(373)	(321)
Share buy back	(177)	–
Net issue of ordinary share capital by the Company	3	2,676
Exercise of share options	9	9
Fair value equity settled share options	36	28
Adjustment to include Skandia long-term business on a statutory solvency basis as at the date of acquisition	–	(3,575)
Acquired value of in-force business of Skandia after fair value opening adjustments	–	2,073
Group embedded value at end of the year	7,869	7,117

4 Components of Group embedded value

	£m	
	At 31 December 2007	At 31December 2006
Adjusted net worth attributable to ordinary equity holders of the parent	**3,431**	2,945
Equity	**7,961**	7,237
Adjustment to include long-term business on a statutory solvency basis:		
South Africa	**147**	129
United States	**(621)**	(742)
Europe	**(2,581)**	(2,477)
Adjustment for market value of life funds' investments in Group equity and debt instruments held in life funds	**428**	502
Adjustment to remove perpetual preferred callable securities and accrued dividends	**(688)**	(668)
Adjustment to exclude acquisition goodwill and intangibles from the covered business:		
United States	**(60)**	(58)
Europe	**(1,155)**	(978)
Value of in-force business	**4,438**	4,172
Value of in-force business before items listed below	**4,872**	4,648
Additional time-value of financial options and guarantees	**(50)**	(51)
Cost of required capital	**(378)**	(398)
Minority interest in value of in-force	**(6)**	(27)
Group embedded value	**7,869**	7,117
Group embedded value per share – pence	**145.6**	129.4
Return on Group embedded value (ROEV) per annum	**13.2%**	13.8%
Number of shares in issue – millions	**5,405**	5,501

The adjustments to include long-term business on a statutory solvency basis reflect the difference between the net worth of each business on the statutory basis (as required by the local regulator) and their portion of the Group's consolidated equity shareholders' funds. In South Africa, these values exclude items that are eliminated or shown separately on consolidation (such as Nedbank, Mutual & Federal and inter company loans). For some European territories the value excludes deferred acquisition costs which are effectively part of the value of in-force of the business.

The ROEV is calculated as the adjusted operating profit after tax and minority interests of £932 million divided by the opening group embedded value.

The impact of marking all debt to market value is an increase of £120 million at 31 December 2007 (2006: £61 million).

5 Components of adjusted Group embedded value

	£m	
	At 31 December 2007	At 31 December 2006
Pro forma adjustments to bring Group investments to market value		
Group embedded value	**7,869**	7,117
Adjustment to bring listed subsidiaries to market value	**1,163**	1,341
South Africa banking business	**957**	1,094
South Africa general insurance business	**206**	247
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	**179**	188
Adjustment for value of own shares in ESOP schemes*	**158**	218
Adjusted Group embedded value	**9,369**	8,864
Adjusted Group embedded value per share – pence	**173.3**	161.1
Number of shares in issue – millions	**5,405**	5,501

* Includes adjustment for value of excess own shares in employee share scheme trusts. The movement in value between 31 December 2006 and 31 December 2007 is due to the realisation of shares and is offset by a corresponding increase in equity in the Group embedded value.

6 Reconciliation of Group embedded value of the covered business to the adjusted Group embedded value

	At 31 December 2007	At 31 December 2006
		£m
Embedded value of the covered business	**6,861**	6,453
Adjusted net worth*	**2,423**	2,281
Value of in-force business**	**4,438**	4,172
Adjusted net worth of the asset management business	**1,637**	1,527
South Africa	**232**	169
United States	**1,245**	1,174
Europe	**160**	184
Value of the banking business	**2,716**	2,482
South Africa (market value)	**2,411**	2,231
Europe (adjusted net worth)	**305**	251
Market value of the general insurance business		
South Africa	**405**	458
Net other business	**(35)**	(19)
Adjustment for present value of Black Economic Empowerment scheme deferred consideration	**179**	188
Adjustment for value of own shares in ESOP schemes	**158**	218
Perpetual preferred securities (US$ denominated)	**(458)**	(458)
Perpetual preferred callable securities	**(688)**	(688)
GBP denominated	**(350)**	(350)
Euro denominated	**(338)**	(338)
Debt	**(1,406)**	(1,317)
Rand denominated	**(221)**	(219)
USD denominated	**(408)**	(438)
GBP denominated	**(272)**	(54)
SEK denominated	**(505)**	(594)
Euro denominated	**–**	(12)
Accrued dividends to holders of perpetual preferred callable securities	**–**	20
Adjusted Group embedded value	**9,369**	8,864

* Adjusted net worth is after the elimination of inter-company loans.
** Net of minority interests.

7 Components of embedded value of the covered business

	At 31 December 2007 £m	At 31 December 2006 £m
Embedded value of the covered business	**6,861**	6,453
Adjusted net worth	**2,423**	2,281
Value of in-force business	**4,438**	4,172
South Africa		
Adjusted net worth	**1,470**	1,408
Required capital	**1,159**	1,249
Free surplus	**311**	159
Value of in-force business	**1,207**	1,160
Value of in-force business before items listed below	**1,392**	1,347
Additional time-value of financial options and guarantees	**–**	–
Cost of required capital	**(179)**	(183)
Minority interest in value of in-force	**(6)**	(4)
United States		
Adjusted net worth	**505**	454
Required capital	**424**	390
Free surplus	**81**	64
Value of in-force business	**564**	690
Value of in-force business before items listed below	**703**	806
Additional time-value of financial options and guarantees	**(48)**	(47)
Cost of required capital	**(91)**	(69)
Europe		
Adjusted net worth	**448**	419
Required capital	**324**	270
Free surplus	**124**	149
Value of in-force business	**2,667**	2,322
Value of in-force business before items listed below	**2,777**	2,495
Additional time-value of financial options and guarantees	**(2)**	(4)
Cost of required capital	**(108)**	(146)
Minority interest in value of in-force	**–**	(23)

Adjusted net worth of the covered business excludes acquired intangibles and goodwill.

8 **Analysis of covered business embedded value results (after tax)**

					£m			
					Year ended 31 December 2007			Year ended 31 December 2006
Total covered business	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the year			**2,281**	**4,172**	**6,453**	2,242	1,979	4,221
Acquired embedded value of Skandia						391	2,085	2,476
Opening fair value adjustments for Skandia			(181)	114	(67)	(47)	(12)	(59)
	1,903	197	2,100	4,286	6,386	2,586	4,052	6,638
New business contribution	193	(601)	(408)	674	266	(420)	664	244
Expected return on existing business – return on value of in-force	–	–	–	351	351	–	317	317
Expected return on existing business – transfer to net worth	–	685	685	(685)	–	625	(625)	–
Expected release of required capital – transfer to free surplus	(226)	226	–	–	–	–	–	–
Experience variances	36	60	96	(111)	(15)	12	16	28
Operating assumption changes	4	(20)	(16)	(102)	(118)	(1)	(98)	(99)
Recalibration of risk-margins	–	–	–	(15)	(15)	–	89	89
Expected return on adjusted net worth	116	19	135	–	135	149	–	149
Adjusted operating profit after tax	123	369	492	112	604	365	363	728
Investment return variances on in-force business	2	25	27	(1)	26	16	177	193
Investment return variances on adjusted net worth	(27)	229	202	–	202	298	–	298
Effect of economic assumption changes	15	(17)	(2)	(80)	(82)	(2)	(42)	(44)
Material revision to actuarial models	–	–	–	–	–	–	(38)	(38)
Methodology changes impacting cost of required capital	(117)	117	–	13	13	–	46	46
Profit after tax	(4)	723	719	44	763	677	506	1,183
Exchange rate movements	10	5	15	85	100	(419)	(362)	(781)
Change in minority interest	(2)	3	1	23	24	(10)	(24)	(34)
Net transfers from covered business	–	(412)	(412)	–	(412)	(553)	–	(553)
Embedded value of the covered business at end of the year	1,907	516	2,423	4,438	6,861	2,281	4,172	6,453

8 Analysis of covered business embedded value results (after tax) continued

South Africa covered business

								£m
	Year ended 31 December 2007					Year ended 31 December 2006		
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the year	**1,249**	**159**	**1,408**	**1,160**	**2,568**	1,725	1,266	2,991
New business contribution	67	(78)	(11)	72	61	(14)	83	69
Expected return on existing business – return on value of in-force	–	–	–	133	133	–	136	136
Expected return on existing business – transfer to net worth	–	172	172	(172)	–	178	(178)	–
Expected release of required capital – transfer to free surplus	(93)	93	–	–	–	–	–	–
Experience variances	(33)	33	–	(15)	(15)	1	(16)	(15)
Operating assumption changes	–	(22)	(22)	1	(21)	12	(27)	(15)
Recalibration of risk-margins	–	–	–	–	–	–	59	59
Expected return on adjusted net worth	99	13	112	–	112	121	–	121
Adjusted operating profit after tax	**40**	**211**	**251**	**19**	**270**	298	57	355
Investment return variances on in-force business	(3)	22	19	41	60	8	115	123
Investment return variances on adjusted net worth	–	225	225	–	225	293	–	293
Effect of economic assumption changes	(13)	11	(2)	(39)	(41)	–	(24)	(24)
Methodology changes impacting cost of required capital	(117)	117	–	19	19	–	19	19
Profit after tax	(93)	586	493	40	533	599	167	766
Exchange rate movements	3	6	9	8	17	(354)	(272)	(626)
Change in minority interest	–	(3)	(3)	(1)	(4)	(6)	(1)	(7)
Net transfers from covered business	–	(437)	(437)	–	(437)	(556)	–	(556)
Embedded value of the covered business at end of the year	**1,159**	**311**	**1,470**	**1,207**	**2,677**	1,408	1,160	2,568
Annual return on embedded value (ROEV)%					**10.8%**			13.6%

Experience variances were positively impacted by higher risk profits and one-off profits arising from the BOE private client joint venture and the value of business acquired from Medshield offset by negative expense variance partly due to special project expenditure and persistency in the Retail business.

The main operating assumption changes are a reduction in the secondary tax rate levied on dividends from 12.5 per cent to 10 per cent, a change in the way the interest rate is determined for unrecouped expenses for the Flexi product to more closely align movements in surrender value to underlying client values, an increase in the reserves held in respect of policyholder investment guarantees, and strengthening of the persistency assumptions in the Retail Affluent market.

This year, the risk-margin recalibration exercise did not result in any movement due to non-economic factors. Last year the impact was significant partly to reflect the business sold since the previous exercise.

The methodology changes impacting cost of required capital reflect modelling improvements and methodology changes to the required capital which reduced the cost of required capital. In aggregate, required capital is subject to a minimum of 130 per cent of the minimum statutory capital requirements. A minimum level equal to the minimum statutory capital requirements is no longer imposed at a product level.

The net transfers from covered business in 2007 mainly include dividend payments (net of dividends received from Nedbank and Mutual & Federal), tax on the special dividend, the purchase of additional shares in Nedbank, as well as head office expenses.

The embedded value for South Africa is after the adjustment for market value of life funds' investments in Group equity and debt instruments.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in local currency.

8 Analysis of covered business embedded value results (after tax) continued

United States covered business

£m

					Year ended 31 December 2007			Year ended 31 December 2006
	Required capital	Free surplus	Adjusted net worth	Value of in-force	Total	Adjusted net worth	Value of in-force	Total
Embedded value of the covered business at beginning of the year	390	64	454	690	1,144	487	678	1,165
New business contribution	108	(193)	(85)	157	72	(128)	173	45
Expected return on existing business – return on value of in-force	–	–	–	61	61	–	62	62
Expected return on existing business – transfer to net worth	–	98	98	(98)	–	76	(76)	–
Expected release of required capital – transfer to free surplus	(120)	120	–	–	–	–	–	–
Experience variances	46	10	56	(81)	(25)	(11)	1	(10)
Operating assumption changes	23	4	27	(104)	(77)	(12)	(44)	(56)
Recalibration of risk-margins	–	–	–	–	–	–	10	10
Expected return on adjusted net worth	9	2	11	–	11	15	–	15
Adjusted operating profit after tax	66	41	107	(65)	42	(60)	126	66
Investment return variances on in-force business	–	–	–	(36)	(36)	–	18	18
Investment return variances on adjusted net worth	(27)	(6)	(33)	–	(33)	(3)	–	(3)
Effect of economic assumption changes	–	–	–	(11)	(11)	–	(15)	(15)
Material revision to actuarial models	–	–	–	–	–	–	(38)	(38)
Methodology changes impacting cost of required capital	–	–	–	(4)	(4)	–	9	9
Profit after tax	39	35	74	(116)	(42)	(63)	100	37
Exchange rate movements	(5)	–	(5)	(10)	(15)	(61)	(88)	(149)
Net transfers to covered business	–	(18)	(18)	–	(18)	91	–	91
Embedded value of the covered business at end of the year	424	81	505	564	1,069	454	690	1,144
Annual return on embedded value (ROEV)%					3.8%			6.1%

The segment results of United States include Old Mutual Reassurance (Ireland) Limited (OMRe), which provides reinsurance to the United States life companies, and Old Mutual (Bermuda) Limited.

The negative experience variances mainly arose from mortality losses on single premium immediate annuities and revised modelling of caps on the Fixed Indexed Annuity block.

The main operating assumption changes include a strengthening of mortality assumptions on single premium immediate annuities and certain modelling changes made as a result of the actuarial review of the underlying models. The economic assumption changes include revisions to the assumptions used in modelling spreads under Fixed Indexed annuity products. In 2006, the actuarial model used to calculate the embedded value was replaced and upgraded. This resulted in a reduction in the embedded value in 2006.

The methodology changes impacting cost of required capital reflects a change in the required capital in OMRe to accommodate the new Irish Capital Requirements.

The transfer to covered business is in respect of the release of capital and head office expenses.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in local currency.

8 Analysis of covered business embedded value results (after tax) continued

Europe covered business

£m

	Required capital	Free surplus	Adjusted net worth	Value of in-force	Year ended 31 December 2007 Total	Adjusted net worth	Value of in-force	Year ended 31 December 2006 Total
Embedded value of the covered business at beginning of the year			419	2,321	2,740	30	35	65
Acquired embedded value of Skandia			–	–	–	391	2,085	2,476
Opening fair value adjustments for Skandia			(181)	114	(67)	(47)	(12)	(59)
	264	(26)	238	2,435	2,673	374	2,108	2,482
New business contribution	18	(330)	(312)	445	133	(278)	408	130
Expected return on existing business – return on value of in-force	–	–	–	157	157	–	119	119
Expected return on existing business – transfer to net worth	–	415	415	(415)	–	371	(371)	–
Expected release of required capital – transfer to free surplus	(13)	13	–	–	–	–	–	–
Experience variances	23	17	40	(15)	25	22	30	52
Operating assumption changes	(19)	(2)	(21)	1	(20)	(1)	(27)	(28)
Recalibration of risk-margins	–	–	–	(15)	(15)	–	20	20
Expected return on adjusted net worth	8	4	12	–	12	13	–	13
Adjusted operating profit after tax	17	117	134	158	292	127	179	306
Investment return variances on in-force business	5	3	8	(6)	2	8	44	52
Investment return variances on adjusted net worth	–	10	10	–	10	8	–	8
Effect of economic assumption changes	29	(29)	–	(30)	(30)	(2)	(3)	(5)
Methodology changes impacting cost of required capital	–	–	–	(1)	(1)	–	18	18
Profit after tax	51	101	152	121	273	141	238	379
Exchange rate movements	12	(1)	11	87	98	(4)	(2)	(6)
Minority interest	(3)	7	4	24	28	(4)	(23)	(27)
Net transfers to covered business	–	43	43	–	43	(88)	–	(88)
Embedded value of the covered business at end of the year	324	124	448	2,667	3,115	419	2,321	2,740
Annual return on embedded value (ROEV)%					10.9%			13.4%

The segmental results of Europe include the Skandia Life companies in the United Kingdom, Nordic region, Europe and Latin America.

The positive experience variances mainly arose from a higher level of fee income than that assumed, and a contribution from profits not valued, which was partially offset by negative expense variances.

The main operating assumption changes are the reduction in the future corporation tax assumption in the UK region from 30 per cent to 28 per cent and in Germany from 39 per cent to 30 per cent. Lower asset based charges for the tick-the-box collective agreements and some corporate business have been assumed in the Nordic region. The Nordic region has also introduced annuitisation of the corporate business and valued the Waiver of Premium business. Persistency assumptions have been strengthened in Nordic, Italy and Germany.

The risk-margin recalibration impact arose in the Nordic region partly due to the introduction of annuitisation, where there is now the possibility to invest further during the retirement phase, which extended the duration of contracts.

The transfers from covered business include internal financing arrangements, allocation of head office expenses and the sale of VIDA Spain.

Return on embedded value is the adjusted operating profit after tax divided by opening embedded value in local currency.

9 Value of new business (after tax)

The tables below set out the geographic analysis of the value of new business (VNB) after tax. Annual premium equivalent (APE) is calculated as recurring premiums plus 10 per cent of single premiums. New business profitability is measured by both the ratio of the VNB to the APE as well as to the present value of new business premiums (PVNBP), and shown under APE margin and PVNBP margin below. PVNBP is defined as the present value of regular premiums plus single premiums for any given period and is calculated on the same assumptions as for the value of new business contribution.

	£m	
	Year ended 31 December 2007	**Year ended 31 December 2006**
Recurring premiums		
South Africa	**237**	234
United States	**39**	49
Europe	**415**	357
	691	640
Single premiums		
South Africa	**1,115**	1,344
United States	**2,962**	1,977
Europe	**6,607**	5,476
	10,684	8,797
APE		
South Africa	**348**	368
United States	**335**	247
Europe	**1,077**	905
	1,760	1,520
PVNBP		
South Africa	**2,323**	2,497
United States	**3,150**	2,221
Europe	**8,405**	7,111
	13,878	11,829
VNB		
South Africa	**61**	69
United States	**72**	45
Europe	**133**	130
	266	244
APE margin		
South Africa	**18%**	19%
United States	**21%**	18%
Europe	**12%**	14%
	15%	16%
PVNBP margin		
South Africa	**2.7%**	2.8%
United States	**2.3%**	2.0%
Europe	**1.6%**	1.8%
	1.9%	2.1%

9 Value of new business (after tax) continued

The value of new individual unit trust linked retirement annuities and pension fund asset management business written by the South Africa long-term business, which amounted to £435 million in the year ended 31 December 2007, is excluded as the profits on this business arise in the asset management business. The South African healthcare business secured the administration of a large new scheme (Medshield) with recurring premium flow of £92 million per year in April 2007. This premium income has been excluded from the value of new business due to its one-off nature. The value of new business also excludes premium increases arising from indexation arrangements in respect of existing business, as these are already included in the value of in-force business.

The value of new institutional investment platform pensions business written in the United Kingdom, which amounted to £16 million in the year ended 31 December 2007, is excluded as this is more appropriately classified as mutual fund business.

10 Product analysis of new covered business premiums

				£m
	Year ended 31 December 2007		Year ended 31 December 2006	
South Africa product analysis	Recurring	Single	Recurring	Single
Total business	237	1,115	234	1,344
Individual business	208	641	203	694
Savings	50	494	55	530
Protection	77	5	74	5
Annuity	–	141	–	157
Retail mass market	81	1	74	2
Group business	29	474	31	650
Savings	5	394	3	494
Protection	11	1	9	1
Annuity	–	79	–	155
Healthcare	13	–	19	–

South Africa contract analysis				
Total business *	237	1,115	234	1,344
Individual business	208	641	203	694
Insurance contracts	123	132	118	151
Investment contracts with discretionary participating features	44	35	42	23
Other investment contracts	41	474	43	520
Group business	29	474	31	650
Insurance contracts	24	80	28	156
Investment contracts with discretionary participating features	5	160	3	110
Other investment contracts	–	234	–	384

United States product analysis				
Total business	39	2,962	49	1,977
Fixed deferred annuity	–	97	–	81
Fixed indexed annuity	–	960	–	1,161
Variable annuity	–	1,757	–	574
Life	39	18	49	–
Immediate annuity	–	130	–	161

United States contract analysis				
Total business *	39	2.962	49	1,977
Insurance contracts	39	2,790	49	1,761
Other investment contracts	–	172	–	216

10 Product analysis of new covered business premiums continued

Europe product analysis	Year ended 31 December 2007 Recurring	Year ended 31 December 2007 Single	Year ended 31 December 2006 Recurring	Year ended 31 December 2006 Single
				£m
Total business	**415**	**6,607**	357	5,476
Unit-linked assurance	413	6,601	348	5,455
Life	2	6	9	21

* Within the preceding contract analysis the classification of insurance contracts, investment contracts with discretionary participating features and other investment contracts is in accordance with the primary financial statements definitions. All categories of business are subject to EEV accounting.

11 Drivers of new business value

£m

Year ended 31 December 2007

Total covered business	APE Margin %	PVNBP Margin %
Year ended 31 December 2006	16.2	2.1
Change in volume	(0.7)	(0.1)
Change in product mix	(0.4)	(0.1)
Change in country mix	+0.6	+0.1
Change in operating assumptions	(0.4)	–
Change in economic assumptions	+0.2	–
Exchange rate movements	(0.3)	(0.1)
Year ended 31 December 2007	15.2	1.9

South Africa covered business	APE Margin %	PVNBP Margin %
Year ended 31 December 2006	18.7	2.8
Change in volume	+0.6	+0.2
Change in product mix	+0.4	–
Change in operating assumptions	(2.1)	(0.3)
Year ended 31 December 2007	17.6	2.7

The APE and PVNBP per cent margin changes are calculated in local currency.

United States covered business	APE Margin %	PVNBP Margin %
Year ended 31 December 2006	18.3	2.0
Change in volume	–	(0.2)
Change in product mix	+3.1	+0.5
Year ended 31 December 2007	21.4	2.3

The APE and PVNBP per cent margin changes are calculated in local currency.

11 Drivers of new business value continued

Europe covered business	APE Margin %	PVNBP Margin %
	£m	
	Year ended 31 December 2007	
Year ended 31 December 2006	15.5	1.8
Opening adjustment	(0.6)	(0.1)
Adjusted prior year	14.9	1.7
Change in volume	(2.5)	(0.2)
Change in product mix	(1.7)	(0.2)
Change in country mix	+0.9	+0.1
Change in operating assumptions	+0.1	+0.1
Change in economic assumptions	+0.3	-
Exchange rate movements	+0.3	+0.1
Year ended 31 December 2007	12.3	1.6

The prior year new business margins in Nordic have been restated to incorporate the impact of the Liv-Link agreement negotiated in 2007.

The margins for the 2006 year incorporate the full year's new business.

APE and PVNBP per cent margin changes are calculated in Sterling.

12 Assumptions

Introduction
The principal assumptions used in the calculation of the value of in-force business and VNB are set out below. The assumptions are best estimate and actively reviewed.

> Adjusted operating profit is calculated on closing operating assumptions and opening economic assumptions.

> The effect of increases in premiums over the period for policies in-force has been included in the value of in-force business only where such increases are associated with indexation arrangements. Other increases in premiums of existing policies are included in the value of new business.

> New schemes written on which recurring single premiums are expected to be received on a regular basis are treated as new business. The annualised premium is recognised as recurring premium new business at inception of the scheme and is determined by annualising the actual premiums received during the year in question. Subsequent recurring single premiums received in future years are not treated as new business, as these have already been provided for in calculating the value of in-force business.

> The value of new business has been based on opening economic assumptions and closing operating assumptions accumulated to the period end. This is a change from the 2006 year-end where closing economic assumptions were used.

> The sensitivity of the embedded value, the value of in-force and value of new business to key assumptions are set out in note 13.

Economic assumptions
The pre-tax investment and economic assumptions are updated every six months to reflect the economic conditions prevailing on the valuation date. Risk-free rates have a duration similar to that of the underlying liabilities. Equity and property risk premiums incorporate both historical relationships and the directors' view of future projected returns in each geography.

> The risk-margins have been calculated using an approach consistent to that adopted as at 31 December 2006, and reflect the distinctive risks of the products in the respective business units. These risk-margins do not include the risk associated with financial options and guarantees.

> Where applicable, rates of future bonuses or crediting rates have been set at levels consistent with the investment return assumptions. Projected company taxation is based on the current tax basis that applies in each country.

> For the South Africa business projected taxation is based on the current tax basis that applies in each country. Full allowance has been made for secondary tax on companies (STC) at a rate of 10% that may be payable in South Africa. Full account has been taken of the impact of capital gains tax. It has been assumed that 10 per cent of the equity portfolio (excluding Group subsidiaries) will be traded each year. The effective tax rate was 33.5 per cent for South Africa and 0% for Namibia, except for the investment return on capital for which the attributed tax was derived from the primary accounts.

12 Assumptions continued

> For the United States full allowance has been made for existing tax attributes of the companies, including the use of existing carry-forwards and preferred tax credit investments. The effective rate was 33 per cent.

> For the Europe businesses, projected tax is based on the current tax rate that applies in each country. In Sweden, no allowance has been made for additional tax on dividends remitted to the UK. Tax has however been allowed for on dividends to be remitted to the UK from the Isle of Man. The effective tax rates for Nordic, United Kingdom and the balance of Europe were a range of 2 to 28 per cent, 23 per cent and a range of 13 to 45 per cent.

South Africa	At 31 December 2007	At 31 December 2006
Risk-free rate (10 year Government bond)	**8.5%**	7.9%
Cash return	**6.5%**	5.9%
Equity return	**12.0%**	11.4%
Property return	**10.0%**	9.4%
Expense inflation	**5.5%**	4.9%
Traditional embedded value risk discount rate[1]	**11.2%**	10.8%
Risk-free rate	**8.5%**	7.9%
Risk-margin[2]	**2.1%**	2.0%
Cost of financial options and guarantees[3]	**0.0%**	0.0%
Cost of required capital in excess of statutory minimum[4]	**0.6%**	0.9%

United States		
Risk-free rate (10 year Treasury yield)	**4.0%**	4.7%
Expense inflation	**3.0%**	3.0%
New money yield assumed*	**5.8%**	6.6%
Net portfolio earned rate	**6.0%**	5.8%
Traditional embedded value risk discount rate[1]	**9.3%**	9.8%
Risk-free rate	**4.0%**	4.7%
Risk-margin[2]	**3.4%**	3.0%
Cost of financial options and guarantees[3]	**0.9%**	1.0%
Cost of required capital in excess of statutory minimum[4]	**1.0%**	1.1%

* The new money yield assumed increases by 0.05% after 48 months.
[1] This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time-value of options and guarantees and required capital in excess of the statutory minimum.
[2] Risk-margin is net of the risk allowance for the time-value of financial options and guarantees and for the required capital in excess of statutory minimum.
[3] This is the time-value of financial options and guarantees not allowed for in statutory reserves.
[4] This is the margin for the cost of holding required capital in excess of the statutory minimum.

12 Assumptions continued

Europe	At 31 December 2007	At 31 December 2006
United Kingdom		
Risk-free rate (10 year Government bond)	4.6%	4.6%
Cash return	3.6%	3.6%
Equity return	7.5%	7.5%
Property return	6.6%	6.1%
Expense inflation	4.6%	4.3%
Traditional embedded value risk discount rate[1]	7.6%	7.1%
Risk-free rate	4.6%	4.6%
Risk-margin[2]	2.2%	2.1%
Cost of financial options and guarantees[3]	–	–
Cost of required capital in excess of statutory minimum[4]	0.8%	0.4%
Sweden		
Risk-free rate (10 year Government bond)	4.4%	3.8%
Cash return	3.4%	2.8%
Equity return	7.4%	6.8%
Property return	5.9%	5.3%
Expense inflation	3.6%	3.1%
Traditional embedded value risk discount rate[1]	7.7%	6.9%
Risk-free rate	4.4%	3.8%
Risk-margin[2]	3.4%	3.1%
Cost of financial options and guarantees[3]	–	–
Cost of required capital in excess of statutory minimum[4]	–	–
Rest of Europe		
Risk-free rate (10 year Government bond)	3.1%-5.7%	2.5%-5.5%
Cash return	2.1%-4.7%	1.5%-4.5%
Equity return	6.1%-8.7%	5.5%-8.5%
Property return	4.6%-7.2%	4.0%-7.0%
Expense inflation	2.5%-5.0%	1.8%-3.0%
Traditional embedded value risk discount rate[1]	4.0%-7.7%	4.0%-7.5%
Risk-free rate	3.1%-5.7%	2.5%-5.5%
Risk-margin [2]	0.9%-2.9%	1.4%-3.1%
Cost of financial options and guarantees[3]	–	–
Cost of required capital in excess of statutory minimum[4]	0.0%-3.0%	0.0%-3.0%

[1] This is the risk discount rate that would be applicable on a traditional embedded value basis if the calculations did not allow for the time-value of options and guarantees and required capital in excess of the statutory minimum.
[2] Risk-margin is net of the risk allowance for the time-value of financial options and guarantees and for the required capital in excess of statutory minimum.
[3] This is the time-value of financial options and guarantees not allowed for in statutory reserves.
[4] This is the margin for the cost of holding required capital in excess of the statutory minimum.

12 Assumptions continued

Risk-margins

> The risk-margins above the risk-free rate were recalibrated as at 31 December 2007. The South African risk-margin increased by 10 basis points as a result of changes in the level and direction of swap curves. The United States risk-margin increased by 40 basis points reflecting the widening of corporate bond spreads over treasuries. The changes in risk margins for the Europe covered businesses range from an increase of 40 basis points to a reduction of 50 basis points driven mainly by changes in the level and direction of swap curves. To the extent that they relate to economic items, the effect of these changes is included in the economic assumption changes.

> Risk margin movement due to non-economic factors are included as a separate item within the adjusted operating profits.

> The risk-margins for the risk associated with the time-value of financial options and guarantees and the allowance for required capital in excess of the statutory minimum have been presented separately.

Non-economic assumptions

> The assumed future mortality, morbidity and voluntary discontinuance rates have been based as far as possible on analyses of recent operating experience. Allowance has been made where appropriate for the effect of expected AIDS-related claims.

> The management expenses attributable to life assurance business have been analysed between expenses relating to the acquisition of new business and the maintenance of business in-force. The future expenses attributable to life assurance business include 37 per cent of the Group holding company expenses, with 15 per cent allocated to South Africa, 5 per cent allocated to United States and 17 per cent allocated to Europe.

> The allocation of these expenses aligns to the proportion that the management expenses incurred by the business bears to the total management expenses incurred in the Group.

> No allowance has been made for future productivity improvements in the expense assumptions.

> Future investment expenses are based on the current scales of fees payable by the life assurance companies to the asset management subsidiaries. To the extent that these fees include profit margins for the asset management subsidiaries, these margins have not been included in the value of in-force business or the value of new business.

> The embedded value makes no provision for future development costs. However, provision is included within certain business units for project costs where these are known with sufficient certainty.

Required capital

> For the South Africa business, the required capital is calculated for each of the major business units. The non-investment items are based on a multiple of the non-investment components of the local Statutory Capital Adequacy Requirements set out in PGN104 issued by the Actuarial Society of South Africa (ASSA). The investment item is based on internal models developed for capital allocation and pricing purposes. The models project assets and liabilities for the business forward for 10 years using stochastically determined investment returns on a realistic basis. Bonus rates and adjustments to non-vested bonuses are determined using a consistent formula based on a weighted average of past returns and the level of the Bonus Smoothing Account (BSA) at the time. To the extent that the BSA falls to lower than normally allowable minimum levels, the shareholder is considered to be required to provide support to the business. The capital requirement, based on the discounted value of the maximum shareholder support required, is determined using a conditional tail expectation at the 97.5 percentile level. The required capital is invested in local equities, local cash and international cash. The asset allocation as at 31 December 2007 is 60, 33 and 7 per cent respectively. In aggregate required capital is subject to a minimum of 130 per cent of the statutory capital requirement. The level of required capital was 134% of the minimum statutory requirements as at 31 December 2007 (146% as at 31 December 2006). The ratio declined over the year mainly as a result of modelling changes, which reduced the level of required capital.

> For the United States business, the required capital is based on the multiple of the local Risk Based Capital (RBC) requirement that management deems necessary to maintain the desired credit rating for the company in question. The multiples vary by company from 200 to 300 per cent and average 296 per cent as at 31 December 2007. The required capital for Old Mutual (Bermuda) Limited is based on the level of capital considered by management appropriate to manage the business, which is calculated as 125 per cent of United States RBC calculated on local reserves, subject to a minimum of local statutory requirements. The required capital for Old Mutual Reassurance (Ireland) Limited is based on the level of capital considered by management appropriate to manage the business which is based on 125 per cent of the new Irish Capital Requirements. The required capital for the United States business is invested in fixed interest assets.

12 Assumptions continued

Required capital continued

> For the Europe businesses the required capital reflects the level of capital considered by management appropriate to manage the business, allowing for local minimum statutory requirements. In certain regions, for example Nordic, statutory capital is partially covered by the deferred acquisition costs which are implicitly included in the value of in-force business rather than the adjusted net worth. The required capital is invested in short and medium-term fixed interest assets. The required capital as a percentage of minimum statutory capital in the United Kingdom (excluding the Isle of Man) reduced from 200% to 180%. For other Skandia territories, the percentages have remained broadly the same and are: 73% for Nordic, 200% for the Isle of Man and ranging from 63% to 240% for the balance of Europe.

Financial options and guarantees
South Africa

> As required by the applicable Actuarial Society of South Africa guidance note, the time-value of the financial options and guarantees included in the statutory reserves in the South Africa businesses as at 31 December 2007 has been valued using a proprietary risk-neutral market consistent asset model. The asset model and calibration input is supplied by a proprietary economic scenario generator. This represents a change from the random walk, log-normal "real world" stochastic asset model used to quantify the time-value reserve as at 31 December 2006. The time value reserves relate mainly to the guarantees detailed below:

Individual business:

> A closed block of unit-linked and with-profit business has an underlying minimum growth rate guarantee (4.28 per cent per annum for life and endowment business and 4.78 per cent per annum for retirement annuity business) applicable when calculating death, disability and maturity claims.

> A small block of with-profits business guarantees minimum values to the policyholder at a point in time, generally five years from inception. If the guarantee is not exercised, another guarantee may be set.

> A small block of Retail Mass market with-profits savings business that has death guarantees of premiums (net of fees) plus 4.25 per cent per annum investment return.

> Retirement annuities sold prior to June 1997 contain guaranteed annuity options, whereby the policyholder has an option to exchange full retirement proceeds for a minimum level of annuity income at maturity.

> In addition, with-profits business has vested bonus guarantees at certain future dates, which operate in conjunction with the options and guarantees set out above.

Group business:

> There is a significant pre-retirement savings with-profits portfolio. Vested bonuses affect the calculation of benefit payments when a member exits from the scheme as the face value is paid out. If a scheme terminates, the lower of face and market value is paid out and the vested bonuses are not guaranteed.

> A significant with-profits annuity in payment portfolio guarantees annuity payments once declared for the life-time of the annuitant.

Key assumptions:

> The mean returns and volatilities of the asset classes incorporated in the stochastic asset model for 31 December 2006 are detailed below. Correlations between asset classes have been based on an internal assessment of historical relationships.

	Mean*	Standard deviation**
	31 December 2006	31 December 2006
Equity	11.4%	22%
Property	9.8%	15%
Fixed interest (20 year)	7.9%	13%
Cash	6.0%	3%

* Means have been calculated using the weighted arithmetic average across all scenarios.
** Standard deviations have been calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

12 Assumptions continued

Financial options and guarantees
South Africa

> The risk-free curve used to calibrate the 31 December 2007 market-consistent asset model is shown in the table below. The yield curve has been derived from mid swap rates at the calibration date.

	Annualised zero-coupon bond yield
	31 December 2007
1 year	11.5%
2 years	11.1%
3 years	10.7%
4 years	10.4%
5 years	10.1%
10 years	9.1%
15 years	8.5%
20 years	8.1%
25 years	7.8%
30 years	7.6%

> The market consistent asset model has been calibrated to South African (ZAR) option prices at 31 December 2007. Annualised implied volatilities estimated using asset model output are shown in the table below. The option contracts are specified as at-the-money with maturities of 10 years.

	Annualised implied volatility
	31 December 2007
FTSE/JSE TOP40 index [1]	25.4%
20-year ZAR interest-rate swap contract	12.1%

[1] Due to liquidity problems in the ZAR equity option market, the market consistent asset model has been calibrated by extrapolating option implied volatility data beyond a term of 3 years.

> As at 31 December 2007 the investment guarantee reserves held as part of the value of liabilities, which included allowance for reasonable management actions and a dynamic take-up rate on guaranteed annuity options, were sufficient to cover the time-value of options and guarantees. There is therefore no separate cost deduction from the value of in-force business. The investment guarantee reserve also includes a discretionary margin to allow for the sensitivity of the reserves to interest rate movements. The discretionary margin is released in the value of in-force.

United States

> The time-value of financial options and guarantees in the United States businesses are valued using a proprietary economic scenario generator. A "real world" stochastic model has been used with the initial position of the yield curve calibrated to 23 US$ denominated index linked government bond prices as at 30 September 2007. Interest rate scenarios are floored at zero per cent and capped at 30 per cent.

> Crediting rates declared for the fixed deferred annuity block of business vest fully. They are subject to a minimum crediting rate which is specified in the contract. Minimum surrender values are determined by this rate.

> Fixed indexed annuities offer minimum crediting rates on the fixed portion of the product, minimum surrender values based on this and credit equity participation annually as a percentage of equity growth subject to a maximum. This equity participation, which is subject to a minimum of zero per cent therefore vests annually.

> The variable annuities offered to off-shore customers through Old Mutual Bermuda can offer various secondary guarantees, including a minimum death benefit. Death benefits are subject to a minimum of the sum invested or value at any anniversary date if greater.

> Notwithstanding the comments above regarding the vesting of credited interest, deferred annuities are subject to surrender charges as specified in the contracts.

> The universal life policies specify a minimum crediting rate to accumulate account balances.

12 Assumptions continued

Financial options and guarantees

United States (continued)

> All deferred annuities offer a guaranteed annuitisation option on maturity. The rates are set conservatively and typically have very low utilisation as customers in the United States value the choice inherent in a lump-sum payment. The reserves for financial options and guarantees assume that the low historical take-up rates of around 1 per cent per annum will continue into the future, and are therefore insignificant.

> Certain of the universal life contracts contain a feature that guarantees that the contract will continue, even if values would otherwise be insufficient, provided the customer has paid at least a stated amount of premium.

> The mean returns and volatilities of treasuries along the yield curve are detailed below. The mean-reversion to higher future interest rates inherent in the model is consistent with long-term historical patterns. The interest rate scenarios generated by the model range from zero to 30 per cent.

	Mean interest rate*		**Standard deviation****	
Treasuries	**31 December 2007**	31 December 2006	**31 December 2007**	31 December 2006
6 months	**4.4%**	4.7%	**4.2%**	4.3%
1 year	**4.5%**	4.7%	**4.3%**	4.3%
5 year	**4.9%**	4.9%	**4.2%**	4.1%
10 year	**5.1%**	5.1%	**3.9%**	3.9%
20 year	**5.2%**	5.3%	**3.0%**	3.0%

* The means are calculated by accumulating a unit investment over the projection period (in years) for each simulation, averaging the accumulation across all simulations, and converting the result to an equivalent annual rate (by taking the nth root of the average accumulation, minus 1).

** Standard deviations can be calculated by accumulating returns for the required period in each scenario, taking the natural log of the result, calculating the variance of this statistic, dividing by the projection period (n years) and taking the square root. This makes the result comparable to implied volatilities quoted in investment markets.

Europe

> While certain products within the Europe businesses provide financial options and guarantees, these are immaterial due to the predominantly unit-linked nature of the business except in the Nordic region where the value of certain financial options and guarantees has been taken in the opening fair value adjustments.

13 Sensitivity tests

The tables below for South Africa, United States and Europe show the sensitivity of the embedded value and value of in-force at 31 December 2007 and the value of new business for the year ended 31 December 2007 to changes in key assumptions. For each sensitivity illustrated, all other assumptions have been left unchanged. The sensitivity showing the impact of one per cent increase in the yield on equities/property (as a change in the equity/property risk premium) is not given below as a bottom-up market consistent approach has been adopted for calibrating discount rates.

		31 December 2007	£m
South Africa	Embedded value	Value of in-force business	Value of new business
Central assumptions	**2,677**	**1,207**	**61**
Effect of:			
Central discount rate increasing by 1 per cent	2,528	1,057	51
Required capital equal to the minimum statutory requirement	2,720	1,249	65
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately *	2,654	1,184	57
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately *	2,690	1,220	65
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged * **	2,828	1,263	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged * **	2,526	1,150	–
Voluntary discontinuance rates decreasing by 10 per cent	2,712	1,242	70
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	2,761	1,291	68
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	2,730	1,260	68
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges***	2,666	1,196	61
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	56

* Calculations include the impact on the investment guarantee reserves held as liabilities under the adjusted net worth.

** Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2007.

*** No impact on with-profit annuities as the mortality risk is borne by policyholders.

13 Sensitivity tests continued

United States		31 December 2007	£m
	Embedded value	Value of in-force business	Value of new business
Central assumptions	1,069	564	72
Effect of:			
Central discount rate increasing by 1 per cent	1,015	510	62
Required capital equal to the minimum statutory requirement	1,123	619	85
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,031	526	65
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	1,107	602	89
Contraction of corporate bond spreads of 10 basis points	1,065	561	–
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,081	576	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	1,057	552	–
Voluntary discontinuance rates decreasing by 10 per cent	1,133	628	90
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	1,085	581	82
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	1,081	576	77
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	1,061	557	77
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	71

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2007.

13 **Sensitivity tests** continued

Europe	Embedded value	Value of in-force business	Value of new business
		31 December 2007	£m
Central assumptions	**3,115**	**2,667**	**133**
Effect of:			
Central discount rate increasing by 1 per cent	2,938	2,490	111
Required capital equal to the minimum statutory requirement	3,118	2,670	132
Increasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	3,029	2,587	120
Decreasing all pre-tax investment and economic assumptions by 1 per cent with bonus rates and discount rates changing commensurately	3,207	2,755	144
Equity and property market value increasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	3,261	2,812	–
Equity and property market value decreasing by 10 per cent, with all pre-tax investment and economic assumptions unchanged*	2,997	2,550	–
Exchange rates – impact of a 10 per cent depreciation of the Euro against Pounds Sterling	3,070	2,625	–
Exchange rates – impact of a 10 per cent depreciation of the Swedish Krona against Pounds Sterling	3,019	2,579	–
Voluntary discontinuance rates decreasing by 10 per cent	3,213	2,765	151
Maintenance expense levels decreasing by 10 per cent with no corresponding increase in policy charges	3,178	2,730	140
Mortality and morbidity assumptions for assurances decreasing by 5 per cent with no corresponding increase in policy charges	3,137	2,689	134
Mortality assumption for annuities decreasing by 5 per cent with no corresponding increase in policy charges	3,115	2,667	133
For value of new business, acquisition expenses other than commission and commission related expenses increasing by 10 per cent, with no corresponding increase in policy charges	–	–	121

* Portfolios are assumed to be rebalanced after the increase or decrease in equity and property market values at 31 December 2007.

Shareholders' Information

Listings and share analysis

The Company's shares are listed on the London, Malawi, Namibian and Zimbabwe Stock Exchanges and on the JSE Limited. The primary listing is on the London Stock Exchange and the other listings are all secondary listings. The listing on the Stockholm Stock Exchange ended on 7 September 2007, after which local dealings in the Company's shares in Sweden take place through the Xternal List. The ISIN number of the Company's shares is GB0007389926.

At 31 December 2007, the Company had 5,510,272,537 ordinary shares of 10p each in issue (31 December 2006: 5,500,895,508). 97,074,907 shares were held by the Company in treasury, at 31 December 2007 (31 December 2006: nil). All of these shares were bought by the Company during the twelve months then ended (2006: nil).

Dividend

Further information on the Company can be found at the following websites:

www.oldmutual.com

www.oldmutual.co.za

NEWS RELEASE

Ref: 50/08

27 February 2008

Final Dividend for the year ended 31 December 2007 (No. 17)

The Directors of Old Mutual plc are recommending a final dividend for the year ended 31 December 2007 of 4.55p per share (making a total of 6.85p for the year).

The record date for this dividend payment is the close of business on Friday, 9 May 2008 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges will be Friday, 2 May 2008 and Tuesday, 6 May 2008 for the London Stock Exchange. The shares will trade ex-dividend from the opening of business on Monday, 5 May 2008 on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges and from the opening of business on Wednesday, 7 May 2008 on the London Stock Exchange.

Shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register will be paid the local currency equivalents of the dividend under dividend access trust arrangements established in each country. Shareholders who hold their shares through VPC AB, the Swedish nominee, will be paid the equivalent of the dividend in Swedish Kronor (SEK). Local currency equivalents of the dividend, for all five territories, will be determined by the Company using exchange rates prevailing at close of business on Thursday, 17 April 2008 and will be announced by the Company on Friday, 18 April 2008.

Share certificates may not be dematerialised or rematerialised within Strate between Monday, 5 May 2008 and Friday, 9 May 2008, both dates inclusive, and transfers between the registers may not take place during that period.

The final dividend is subject to approval at the Annual General Meeting of Old Mutual plc, which will be held in London on Thursday, 8 May 2008. Subject to being so approved, the final dividend will be paid on Friday, 30 May 2008.

End

Enquiries

Investor Relations		
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
James Crampton	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+ 27 (0)21 504 8026

Ref 62/08

11 March 2008

TERMINATION OF NEGOTIATIONS ON POTENTIAL SALE OF MUTUAL & FEDERAL

The Board of Old Mutual plc (Old Mutual) and Royal Bafokeng Holdings (RBH) have agreed to terminate their discussions on the sale of Old Mutual's shares in Mutual & Federal to RBH.

Old Mutual and RBH were unable to agree mutually acceptable terms in the current economic environment.

Jim Sutcliffe, Old Mutual Group Chief Executive, said:

"We are confident that Mutual & Federal's management will continue to deliver strong performance and returns. Our strategy is to focus on our core asset management activities. Meanwhile, we will only consider transactions that fully reflect value for our shareholders".

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

Enquiries

Investor Relations		
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
Nicholas Bicket	UK	+44 (0)20 7002 7103
Nad Pillay	SA	+ 27 (0)21 504 8026

NEWS RELEASE

Ref: 77/08

1 April 2008

Annual Report and Accounts 2007 and Annual General Meeting 2008

Old Mutual plc ("Old Mutual") has today published its Annual Report and Accounts for 2007. A copy of the document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS (www.fsa.gov.uk).

The Annual Report is available on the Old Mutual website at www.oldmutual.com

Copies of the Annual Report may also be obtained from Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG or Old Mutual Square, Isibaya Building, 2nd Floor, 93 Grayston Drive, Sandton 2196, South Africa.

Old Mutual is also publishing today a shareholder circular relating to its forthcoming 2008 Annual General Meeting ("AGM"), which will be held in the Presentation Suite, 2nd Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG on Thursday, 8 May 2008 at 11.00 a.m. This circular will be sent to shareholders with the Annual Report. The business of this year's meeting will include proposals to adopt new Articles of Association as a result, among other things, of the UK Companies Act 2006 and for new employee share schemes to replace those originally adopted in 1999.

Mr Norman Broadhurst, who has been a non-executive director since 1999 and is currently the senior independent director and Chairman of the Group Audit and Risk Committee, will retire at the AGM and not seek re-election. He will be succeeded as senior independent director by Mr Rudi Bogni and as Charman of the Group Audit and Risk Committee by Mr Richard Pym.

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the United States, South Africa, Latin America, Asia and Australia. Old Mutual is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

Enquiries

Investor Relations		
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
Nicholas Bicket	UK	+44 (0)20 7002 7103
Nad Pillay	SA	+ 27 (0)21 504 8026

Ref 82/08

4 April 2008

US Subsidiary Board Change

Old Mutual plc ("Old Mutual") announces that Scott Powers, Chief Executive of Old Mutual's US businesses, is leaving to join State Street Global Advisors as President and Chief Executive Officer.

Thomas M. Turpin, who joined Old Mutual in 2002 as Chief Operating Officer of Old Mutual's US businesses, will serve as interim Chief Executive Officer until a successor for Mr. Powers is appointed. Mr. Turpin will work with Mr. Powers to ensure a smooth handover.

Mr. Turpin has been a key member of the team since Old Mutual entered the US market, during which time the Group has grown US funds under management to more than £170 billion.

Old Mutual wishes Mr. Powers well in his new role and appreciates the contribution he has made to the dramatic growth of the Group's US businesses.

Enquiries

Investor Relations
Aleida White +44 (0)20 7002 7287
Deward Serfontein +27 (0)82 810 5672

Media
Matthew Gregorowski +44 (0)20 7002 7133
Siobhan McNulty +1 443 253 8896

College Hill
Tony Friend +44 (0)20 7457 2020

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the Group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the United States, South Africa, Latin America, Asia and Australia. Old Mutual is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the Group reported adjusted operating profit of £1.62 billion (IFRS basis). Old Mutual had £279 billion of funds under management and 55,000 employees at 31 December 2007.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

Tom Turpin

Tom Turpin has served as the Chief Operating Officer of Old Mutual US since April 2002 and will continue to be a member of the board of directors of several of the Group's affiliated asset management firms. He serves on the Old Mutual US Executive Management Team, is President of the Old Mutual Asset Management Trust Company and a Trustee of both Old Mutual Funds II and Old Mutual Insurance Series Fund. Mr. Turpin has been responsible for the Operations and Technology areas within the company for the asset management and life insurance organizations. Additionally, he has been responsible for the asset management affiliate relationship function working directly with member firms. Previously at Putnam Investments from 1993 to 2001, Mr. Turpin was Managing Director and Head of Defined Contribution Plans, as well as Chief Administrative Officer for Institutional Management, Defined Contribution, and Retail Businesses. Prior to joining Putnam, he held a variety of leadership positions with The Boston Company, primarily in the Master Trust & Custody Division, from 1982 to 1993.

Ref 88/07

11 April 2008

Euro Note Programme – Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus for the Old Mutual plc £3,500,000,000 Euro Note Programme, dated 11 April 2008.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2056s_-2008-4-11.pdf

Enquiries

Group Treasury
Rashmin Shah UK +44 (0) 20 7002 7125

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NEWS RELEASE

Ref 94/08

18 April 2008

Final Dividend for the year ended 31 December 2007 (No. 17)
Currency Conversions

In the preliminary announcement by Old Mutual plc (the "Company") of its results for the year ended 31 December 2007 published on 27 February 2008, the Company announced a recommended final dividend of 4.55p per share or its equivalent in other currencies of payment using the exchange rates prevailing on 17 April 2008. The Company also announced that shareholders on the South African, Zimbabwe and Malawi branch registers and the Namibian section of the principal register would be paid the local currency equivalents of the dividend under dividend access trust arrangements established in each country and those shareholders who held their shares through VPC AB, the Swedish nominee, would be paid the equivalent of the dividend in Swedish kronor.

The local currency equivalents of the proposed dividend have now been established and are as follows:

South Africa	70.28	South African cents per share
Malawi	12.65	Malawi kwachas per share
Namibia	70.28	Namibian cents per share
Zimbabwe	299,142	Zimbabwean dollars per share*
Sweden	0.537	Swedish kronor per share

Subject to being approved by shareholders at the Annual General Meeting on 8 May 2008, the final dividend will be paid on 30 May 2008.

The record date for this dividend payment is the close of business on Friday, 9 May 2008 for all the Exchanges where the Company's shares are listed. The last day to trade cum-dividend will be Wednesday 30 April 2008 on the JSE and on the Namibian Stock Exchange; Friday 2 May 2008 for the Malawi and Zimbabwe Stock Exchanges; and Tuesday, 6 May 2008 for the London Stock Exchange. The shares will trade ex-dividend from the opening of business on Monday, 5 May 2008 on the JSE and on the Namibian, Zimbabwe and Malawi Stock Exchanges and from the opening of business on Wednesday, 7 May 2008 on the London Stock Exchange.

Share certificates may not be dematerialised or rematerialised on the South African branch register between 5 and 9 May 2008, both dates inclusive, and transfers between the registers may not take place during that period.

* *Note: The Zimbabwe equivalent of the dividend has been converted at the Free Funds Rate at 18 April 2008, adjusted upwards, owing to the hyperinflationary environment in Zimbabwe, by 139.36% on account of anticipated inflation for the period between 18 April and 30 May 2008.*

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a balanced portfolio of businesses offering asset management, life assurance, banking and general insurance services in around 40 countries, primarily South Africa, Europe and the United States. Old Mutual is listed on the London Stock Exchange and the JSE Limited, among others.

In the year ended 31 December 2007, the Group reported adjusted operating profit of £1.6 billion (IFRS basis). Old Mutual had £279 billion of funds under management and 55,000 employees at 31 December 2007.

For further information on Old Mutual plc, please visit the corporate website at www.oldmutual.com

Enquiries

Investor Relations

Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672

Media

Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+27 (0)21 504 8026

NEWS RELEASE

Ref 99/08

24 April 2008

Old Mutual to review option of demutualising Skandia Liv

Old Mutual plc ("Old Mutual" or "the Group") announces that Skandia and Skandia Liv, its Swedish life assurance company which is run on a mutual basis, are reviewing the potential benefits to both the Group and to Skandia Liv policyholders of demutualising the Skandia Liv business. The review is at a very preliminary stage and a conclusion is not likely before late 2009.

Skandia and Skandia Liv will each appoint independent professional advisers to the project.

Should the review show that a demutualisation of Skandia Liv would be beneficial both for Old Mutual and for Skandia Liv policyholders, then a demutualisation proposal will be placed before Skandia Liv policyholders for approval.

Julian Roberts, Old Mutual's director for Europe, said: "The strategy for the Nordic region has led us to the conclusion there may be significant benefit for our customers in pursuing a demutualisation of Skandia Liv. The process will take many months and will only be pursued if defined financial targets can be met."

Demutualisation would also require approval from the Swedish Financial Supervisory Authority.

Enquiries

Investor Relations		
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)82 810 5672
Media		
Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+ 27 (0)21 504 8026
College Hill		
Tony Friend		+44 (0)20 7457 2020
Stephen Bowey		+44 (0)20 7457 2020

Notes to Editors

Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the Group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the United States, South Africa, Latin America, Asia and Australia. Old Mutual is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the Group reported adjusted operating profit of £1.62 billion (IFRS basis). Old Mutual had £279 billion of funds under management and 55,000 employees at 31 December 2007.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

NEWS RELEASE

Skandia Liv

Skandia Liv is Sweden's largest life assurance company with assets under management as at 31 December 2007 of SEK 303 billion. It has a market share in traditional life assurance of approximately 22% and has approximately 1,300,000 policyholders.

Following a change in Swedish legislation in 2002, demutualisation of traditional life companies in Sweden is now permitted.

RECEIVED

2008 JUN 13 P 12: 53

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE

Ref 101(a)/08

25 April 2008

Issue of Notes under the Company's Euro Note Programme

The following final terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 25 April 2008 Old Mutual plc
Issue of £1,550,000 Floating Rate Notes due 2013 under the £3,500,000,000 Euro Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1750t_-2008-4-25.pdf

For further information, please contact

Old Mutual plc
5th Floor, Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

Tel: +44 (0) 207 002 7125

Fax: +44 (0) 207 002 7205

Attention: Rashmin Shah

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NEWS RELEASE

Ref 101(b)/08

25 April 2008

Issue of Notes under the Company's Euro Note Programme

The following final terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 25 April 2008 Old Mutual plc
Issue of $1,630,700,000 Floating Rate Notes due 2013 under the £3,500,000,000 Euro Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1754t -2008-4-25.pdf

For further information, please contact

Old Mutual plc
5th Floor, Old Mutual Place
2 Lambeth Hill
London EC4V 4GG

Tel: +44 (0) 207 002 7125

Fax: +44 (0) 207 002 7205

Attention: Rashmin Shah

DISCLAIMER – INTENDED ADDRESSEES

Press Releases

Old Mutual plc Interim Management Statement for the three months to 31 March 2008

08 May 2008

Strength in diversity.

- **Net client cash inflows of £2.1 billion, 3% of opening funds under management (FUM) on an annualised basis despite volatile market conditions**
- **Funds under management down 6.5% to £260.8 billion**
- **Growth in Life APE sales of 2%* to £426 million**
  - **UK down 18%*: single premiums affected by market**
  - **Nordic up 36%*: positive sales momentum continues**
  - **SA up 12%*: management focus on sales force growth and productivity**
  - **US up 37%*: variable annuity sales levels sustained**
- **Mutual fund sales of £1,699 million: strong Nordic (up 103%*) and SA growth offset by market declines in UK and US**
- **Value of new business solid at £55 million**
- **Capital position remains strong; £1.5 billion pro-forma FGD surplus**

Jim Sutcliffe, Chief Executive, commented:

"Old Mutual's diversified business model and international portfolio enabled us to achieve a resilient performance in the first quarter against a background of challenging market conditions. Achieving net client cash flows of £2.1 billion in this context is very pleasing although falling markets impacted our level of funds under management.

Looking forward, we are tightening our grip on expenses as markets reduce our revenue, and optimising our capital allocation. Retirement savings remains a growth industry for those with good investment performance and we are well placed to outpace our competitors."

Enquiries

Investor Relations		
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)21 509 8709
Media		
Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+27 (0)21 504 8026
Tony Friend (College Hill)	UK	+44 (0)20 7457 2020

Notes to Editors:

A conference call for analysts and investors will take place at 9.00 a.m. (UK time), 10.00 a.m. (Central European and South African time) today. Analysts and investors who wish to participate in the call should dial the following toll-free numbers quoting conference ID 45908827:

UK	0800 694 0257
UK (local)	0844 493 3800
Sweden	0200 890 171
South Africa	0800 980 759
North America	+1 866 966 9439
International participants	+44 (0) 1452 555 566

Playback (available until midnight on 16 May 2008), access code: 45908827#:

UK toll-free	0800 953 1533
North America toll-free	+1 866 247 4222
Standard international	+44 (0) 1452 55 00 00

Copies of this update together with high-resolution images (at http://www.oldmutual.com) and biographical details of the Executive Directors of Old Mutual plc, are available in electronic format to download from the Company's website.

This Interim Management Statement has been prepared in accordance with section 4.3 of the Disclosure and Transparency Rules (DTR) and covers the period 1 January 2008 to 7 May 2008. The first quarter business update is included in this Interim Management Statement.

A Financial Disclosure Supplement relating to the Company's three month business update can be found on the website. This contains a summary of sales and other financial data for the first three months of 2008 and 2007.

Photographs of management are available at the Visual Media website www.vismedia.co.uk

Forward-looking statements

This announcement contains forward-looking statements with respect to certain of Old Mutual plc's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond Old Mutual plc's control, including, among other things, UK domestic and global economic and business conditions, market-related risks such as fluctuations in interest rates and exchange rates, policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing and impact of other uncertainties or of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in territories where Old Mutual plc or its affiliates operate.

As a result, Old Mutual plc's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set forth in Old Mutual plc's forward-looking statements. Old Mutual plc undertakes no obligation to update any forward-looking statements contained in this announcement or any other forward-looking statements that it may make.

GROUP RESULTS

Group Highlights (£m)	Q1 2008	Q1 2007	% Change
Life assurance sales (APE)	**426**	418	2%
Europe	**259**	278	(7%)
South Africa	**80**	75	7%
US	**87**	65	34%

Unit trust / mutual fund sales	**1,699**	1,935	(12%)
Europe	**1,017**	1,009	1%
South Africa	**324**	272	19%
US	**289**	540	(46%)
Asia Pacific	**69**	114	(39%)
Value of new business	**55**	58	(5%)
Europe	**27**	36	(25%)
South Africa	**9**	10	(10%)
US	**19**	12	58%
Group Highlights (£bn)	**Q1 2008**	FY 2007	% Change
Funds under management	**260.8**	278.9	(7%)
Europe	**58.0**	60.6	(4%)
South Africa	**34.9**	41.7	(16%)
US	**161.6**	170.1	(5%)
Asia Pacific	**6.3**	6.5	(3%)
	Q1 2008	Q1 2007	Annualised % of opening FUM
Net Client Cash Flows	**2.1**	4.5	3%
Europe	**0.8**	1.5	5%
South Africa	**(0.3)**	(0.1)	(3%)
US	**1.6**	3.0	4%
Asia Pacific	**-**	0.1	-

Net client cash flows delivered during period of market volatility

During the three months to 31 March 2008 ("the period"), Old Mutual delivered solid investment performance compared with the three months to 31 March 2007 ("the comparative period") in challenging market conditions. Continued momentum in net client cash flows of £2.1 billion represented 3.0% of opening funds under management on an annualised basis. Delivering on absolute investment performance proves challenging in such volatile markets, however our US businesses produced inflows of £1.6 billion, while the Skandia businesses achieved £0.8 billion of net inflows. Net client cash flows remained a challenge for OMSA as we go through the transition to establish our boutique managers.

Breadth of sales product offering in diverse geographic markets

Life sales on an APE basis were solid overall. In Nordic, we continued to see the benefits of our investment in the sales channel with strong life APE sales. In the US we delivered excellent sales (up 37% in US dollar terms) driven particularly by Bermuda variable annuities. South African life sales were up 12% in Rand terms. However UK single premium sales for the period suffered as a result of market conditions and tax changes and therefore were below the level of the comparative period

Whilst unit trust sales in Europe, especially Nordic, and South Africa were pleasing, lower sales in the US and UK more than offset this result, with weaker Old Mutual Capital mutual fund sales and OMAM UK unit trust sales directly impacted by the more difficult selling environment.

Value of new business

The value of new business (VNB) remained steady at £55 million, driven by excellent volumes in US Life and strong sales in Nordic. The APE profit margin decreased slightly overall from 14% to 13%. This was 21% for the US Life business, compared with 19% in 2007. The UK APE margin of 9% was down slightly during the period due to the change in business mix. In Nordic, the APE margin was sustained at the 2007 year end level of 13%, while in ELAM after exceeding the margin target in 2007, it fell to 11% due to lower new business volumes. In OMSA, the margin declined to 10% largely due to lower volumes being written in a period which included the earlier Easter holiday period and we invested in distribution.

Nedbank and Mutual & Federal

Nedbank delivered a solid result overall with strong net interest income and an improved cost to income ratio, despite an increasingly challenging environment while gross written premiums were up 6% over the comparative period at Mutual & Federal.

Other

The Group is in compliance with the Financial Groups Directive capital requirements, which apply to all EU-based financial conglomerates. Our pro-forma FGD surplus was £1.5 billion at 31 March 2008, including current year profits.

Our £350 million share buyback programme was announced at the beginning of October 2007 and we have so far repurchased approximately 235 million shares through the London and Johannesburg markets at a total sterling equivalent cost of £343 million.

Outlook

Looking forward, we are tightening our grip on expenses as markets reduce our revenue, and optimising our capital allocation. Retirement savings remains a growth industry for those with good investment performance and we are well placed to outpace our competitors.

UNITED KINGDOM AND OFFSHORE

A resilient quarter from Skandia UK

Skandia UK attracted positive net client cash flows of £546 million for the period, representing 5% of opening funds under management on an annualised basis. Despite the positive net client cash flows, adverse market movements during the period resulted in a 6% decrease in funds under management since the beginning of the year to £39.5 billion.

Life sales on an APE basis for the quarter were £158 million, down 18% over the comparative period, when the business benefited from strong offshore portfolio bond sales through UK institutions. These were not repeated in 2008 following a tax change implemented in the 2007 budget. In addition the 2008 budget has confirmed the new flat-rate of CGT of 18% without any corresponding change to the treatment of onshore life bonds (which are subject to income tax). For some clients, advisors are therefore more hesitant to recommend a bond when a direct investment in funds may be more tax-efficient. With its platform approach and a full set of product wrappers, Skandia is better-placed than many competitors to benefit from this change. However, the shift away from life bonds gave rise to a lower value of new business of £14.5 million, the new business margin was 9.1%. Persistency experience remains in line with expectations as customers wishing to switch to more defensive investments are taking advantage of the broad choice available through Skandia's "open-architecture" approach. Skandia's platform market share has remained stable in a declining market.

Unit trust sales (excluding institutional investment business) of £415 million were down 27% against the comparative period as the volatile markets led to a weak ISA season for the whole industry. Offsetting this, institutional mutual fund business of £107 million was significantly up in the period.

Skandia Investment Management Limited's (SIML) range had a good quarter during a very difficult period for markets. The level of volatility has resulted in good relative performance from the risk controlled range of funds as the more defensive oriented managers have had the opportunity to deliver after such a long bull market. 75% of the SIML Blend funds are now delivering risk adjusted returns ahead of sector since launch. *UK Strategic Best Ideas* has continued to prosper despite the current market volatility, as it is designed to do. This has resulted in excellent relative performance, with funds demonstrating significantly lower volatility than the market.

In most aspects, Skandia UK supports the FSA's revised proposals on the Retail Distribution Review, to have a clear separation between advice and sales, ensure alignment with the potential Money Guidance service and to pursue the aim of raising professional standards. The proposal for "guided advice" within the sales channel is still being considered. Skandia UK believes this will confuse the consumer and hence will be lobbying against this proposal.

NORDIC

Strong start to the year with very positive sales performance and strengthened relations with distributors

Net client cash flows for the first quarter were a pleasing SEK1.5 billion, up 114% on the SEK0.7 billion achieved in the comparative period. The positive performance was driven by strong net inflows in the life business, benefiting from a very good sales performance and reduced outflows. However, a volatile equity market during the beginning of 2008 impacted negatively on asset growth during the period, with funds under management at the end of the quarter down 11% on 31 December 2007 to SEK103.7 billion. Continued market leading investment performance characterised the first quarter in our Nordic business. Skandia's Swedish unit-linked business also achieved the best investment return of all unit-linked companies in Sweden in a three-year timeframe (according to a Risk & Försäkring survey).

Nordic delivered excellent growth in sales during the period. Life sales on an APE basis of SEK652 million were up 36% on the comparative période continuing the positive trend from the last quarter of 2007. The internal sales force continues to perform very well with a focus on unit-linked products. We have particularly benefited from a more positive attitude towards Skandia among brokers in Sweden mainly driven by expanding the fund range and new product launches. Skandia returned to the number one position among distributors according to a distributor satisfaction survey in Sweden (2007: third). Being ranked number one in 15 out of 18 areas, Skandia scored highly in areas such as attractive fund platform, best commission model and most interesting insurance company for a customer to place their savings. Excellent growth was experienced in mutual fund sales of SEK1,004 million, up 103% on the comparative period. The increase was mainly due to deposits in Skandia's interest based funds and a newly launched hedge fund, both of which are popular in times of volatile equity markets.

The value of new business of SEK85 million for the period was down 2% on the comparative period, improved life sales on an APE basis having been offset by a change in business mix and the assumption changes made in 2007. We would expect margins to improve during the year. New lending at SkandiaBanken developed positively, up 3% since 31 December 2007, mainly as a result of growth in the Norwegian mortgage loans and in the middle of March a campaign launching a one month interest free offering saw the start of an increase of mortgage loans in Sweden. The deposit book at SkandiaBanken closed at approximately the same level at 31 March 2008 as it was at 31 December 2007.

On 24 April 2008 Old Mutual announced that Skandia and Skandia Liv, its Swedish life assurance company which is run on a mutual basis, are reviewing the potential benefits to both Old Mutual and to Skandia Liv policyholders of demutualising the Skandia Liv business. The review is at a very preliminary stage and a conclusion is not likely before late 2009. Demutualisation would also require approval from the Swedish Financial Supervisory Authority.

EUROPE AND LATIN AMERICA (ELAM)

Difficult start to the year, regular premium business holding up

In ELAM, the challenging market environment placed pressure on business development particularly with regard to the single premium business lines, while regular premium business was less affected. Net client cash flows of €287 million were a healthy 9% of opening funds under management on an annualised basis. Funds under management of €12.2 billion were 6% lower than at 31 December 2007 impacted by lower net inflows and by negative equity market movements.

Life sales on an APE basis of €64 million were 15% lower than the comparative period. Product developments in the latter parts of 2007 continued to create strong demand for our regular premium business in Austria and Switzerland, while an overhang effect of year-end sales provided support in Germany, where the market has been occupied with the implementation of the Insurance Contract Law. Our single premium businesses in Italy and France were most impacted by weakened demand as a result of the negative market conditions. The lower sales volume and change in geographic mix impacted on the post-tax new business margin of 11% for the quarter.

The value of new business of €7 million was 53% lower than the comparative period as a result of changes to business mix arising largely from lower single premium sales. Also, in the comparative period we benefited from exceptional sales in Poland as a result of a strong market. These sales were at comparatively higher profit margins, booked prior to us reducing tariffs in favour of clients. We are expecting that the implementation of the Insurance Contract Law in Germany will have a dampening effect on profit margins throughout the German market as the year progresses.
Mutual fund sales were virtually unchanged on the comparative period at €546 million, a solid result in the current market environment. Long-term business showed a solid performance while institutional business was more volatile.

LONG-TERM BUSINESS & ASSET MANAGEMENT - OLD MUTUAL SOUTH AFRICA (OMSA)

Solid sales growth despite tightening economic conditions

Funds under management were R433 billion, down 3% on 31 December 2007, as a result of volatile markets and net client outflows of R3.6 billion. Net client cash flows continue to be a challenge for OMSA, particularly in the current economic environment, with higher outflows affected by higher bonus declarations during 2007 and early 2008 which increased the level of normal benefit payments and termination values. For OMIGSA, the negative outcome in net client cash flows was due to restructuring in some client funds, heavy exposure to traditional mandates in two of our boutiques, weak short-term performance and market conditions proving unfavourable for our Property and Income Specialist boutiques. We are addressing this through strong sales force growth, innovative and competitive product offerings and an intense focus on investment performance after completing the move to asset management boutiques last year.

Sales have continued to show moderate growth supported by our extensive retail distribution channels and niche boutique offerings. Significant focus has been given to driving sales force growth and productivity in both our Retail Affluent and Mass Market businesses. This resulted in total life sales of R1,121 million growing at 10% on an APE basis over the comparative period. We continue to successfully penetrate the mass market where we see further opportunity and where the sales run rate improved through the quarter and is expected to continue through the year. This was pleasing considering the current economic climate where the effect of higher oil and food prices and increasing interest rates has had a negative effect on available consumer spend.

Life recurring premium sales growth of 5% was moderate. Retail Affluent sales were driven by continued good sales of investment business, as well as good credit life sales due to the acquisition of a book of credit life business and the extension of a savings offering into a new market, which countered the negative impact of the introduction of the National Credit Act (NCA) and the higher interest rate environment. The shift from life wrapped business to other wrappers continues. This is evident from the performance of the combined recurring premium *Max Investment* savings business (both life and non-life wrappers), which performed well with significant growth of the non-life recurring option but off a lower base. New business growth in the recurring premium area is under increasing pressure as the tougher economic environment impacts on our customers. Volumes on our credit life business will remain under pressure due to the impact on new credit by the NCA and higher interest rates. However, unit trust sales of R4,372 million were 19% higher than the comparative period and there was strong growth in life single premiums, which were 22% up on the comparative period.

The value of new business of R110 million was 10% down on the comparative period. The new business margin declined from 11% to 10%. The first quarter of 2008 had an abnormally high number of public holidays (Easter falling earlier than normal) and additional training of the retail sales forces resulting in lost production during this period. We also invested heavily in growing the salaried sales force in this quarter, which increased initial expenses in the period. We anticipate that the investments in new advisors and training will bear fruit later in the year, with the effect on margin of higher investment in distribution likely to be offset by higher sales volumes.

BANKING - NEDBANK GROUP (NEDBANK)

Delivering earnings growth in tough macro-economic environment

The full text of Nedbank's business update for the three months ended 31 March 2008, released on 7 May 2008, can be accessed on Nedbank's website http://www.nedbankgroup.co.za

The results for the first quarter were broadly in line with expectations for headline earnings. Underlying growth in assets and net interest income (NII) remained solid, but impairment levels have now risen above Nedbank's through-the-cycle expectations.

Nedbank Corporate recorded good earnings growth. Earnings growth in both Nedbank Retail and Imperial Bank slowed as impairment charges continued to increase. Nedbank Capital experienced a slowdown in certain business lines and, as expected, lower private-equity earnings.

Net interest income (NII) grew by 21.9% to R3,871 million, although the net interest margin reduced as expected to 3.85% for the period from 3.89% for the comparative period. Average interest-earning banking assets grew by 22.5% over the comparative period. Advances grew by 24.7% on an annualised basis to R396.9 billion since 31 December 2007. Total assets at 31 March 2008 amounted to R534.5 billion, an annualised increase of 37.5% in the quarter. The higher growth in total assets was largely due to higher derivatives balances and increased holdings of government stock as Nedbank increased its liquidity buffers.

Increased consumer credit stress and the higher cyclical retail impairments always experienced in the first quarter, resulted in the credit loss ratio continuing to increase. Retail credit loss ratios are now above those expected for through-the-cycle levels, while wholesale credit loss ratios remain below expected through-the-cycle levels, aided by further recoveries. Following the 50 basis point increase in interest rates in April 2008, we currently anticipate that Nedbank's credit loss ratio for the year is likely to move above our medium- to long-term target range of between 0.55% and 0.85%.

Non-interest revenue (NIR) for the period increased by 0.7% over the comparative period to R2,289 million. Within NIR, commission and fee income continued to grow and trading income improved from the low level reported in the first quarter in 2007, remaining, however, below original expectations. In total no material fair-value gains were recorded on the private equity books as property valuations in Nedbank Corporate reduced in line with market benchmarks, offsetting small gains in the Nedbank Capital portfolio. No commission income was recorded in NIR from *Bond Choice* as the company ceased to be a subsidiary of the Nedbank Group from 1 January 2008. Excluding *Bond Choice's* commission and sundry income, NIR grew by 6.1% on a like-for-like basis.

Expenses continue to be well-managed and were contained below budgeted levels in response to the more challenging macro environment. Nedbank's efficiency ratio improved further on that reported at 31 December 2007 as expenses grew more slowly than income.

During the period Nedbank recorded a profit from non-trading and capital items, mostly attributable to the profit on sale of Visa shares from the Visa initial public offering (IPO). The profit from non-trading and capital items, together with headline earnings, increased Nedbank's Tier 1 capital ratios. Although earnings growth has slowed in 2008, this was not unexpected. Nedbank still expects to show positive earnings growth for the first half of 2008, but growth is expected to be at lower levels than originally anticipated.

GENERAL INSURANCE - MUTUAL & FEDERAL

Challenging trading conditions

The full text of Mutual & Federal's business update for the three months ended 31 March 2008, released on 8 May 2008, can be accessed on Mutual & Federal's website http://www.mf.co.za

Gross premiums of R2.6 billion were up 6% over the comparative period reflecting increases in rates and sums insured in most portfolios, partly offset by the cancellation of certain uneconomical blocks of business where there was no prospect of a return to profitability.

The underwriting account was negatively impacted during the quarter by a significant increase in the frequency and severity of fire losses on the commercial property account and substantial weather-related claims in the personal portfolio. The annualised investment return for the quarter was 8.1% which was satisfactory in light of the highly volatile investment environment and the solvency margin at 31 March 2008 was 42% which was unchanged from the figure at 31 December 2007.

Old Mutual's discussions with community-based investment group, Royal Bafokeng Holdings, regarding a potential sale of its controlling interest in Mutual & Federal were terminated during the quarter, as the parties were unable to agree mutually acceptable terms in the current economic environment. Old Mutual is therefore continuing to evaluate various options with regard to its investment in Mutual & Federal.

As the payment of a final dividend in respect of 2007 was deferred in view of the above discussions, a 'late' 2007 final capitalisation award with a cash dividend alternative of R1.35 (2006: R1.35) has now been declared.

US LIFE

Excellent sales in international variable annuity business continues

Net client cash flows were $0.4 billion for the period and were primarily driven by OM Bermuda variable annuity sales. Funds under management of $23.5 billion at 31 March 2008, were down from the beginning of the year due to a decline in fair value of invested assets mainly as a result of unfavourable fixed income and equity market conditions.

Total life sales were $1.6 billion on a gross basis, up 40% over the comparative period. Total life sales on an APE basis were $172 million, a 37% increase over the comparative period. Sales by Old Mutual Bermuda were the largest contributor to the increase. Old Mutual Bermuda increased sales on an APE basis by 127% to $109 million over the comparative period, representing 63% of APE sales in the US Life business. Universal Life sales represent 48% of total life sales as we shifted from term-life focused distribution to a more balanced life portfolio. The launch of a variable annuity in the first quarter for Registered Investment Advisor (RIA) distribution is expected to create traction in US onshore variable annuity sales. We have an attractive and diverse mix of product offerings including variable annuities, fixed indexed annuities, term life and universal life.

The value of new business of $37 million was up 54% over the comparative period due to the higher volume of Bermuda variable annuity business. The new business margin of 21% was above our expectations. Overall, the business continues to benefit from good investment performance and enhanced distribution. Our coordinated retail distribution strategy continues to make good progress.

The investment portfolio's aggregate credit experience is slightly under expectations but still in line with long-term assumptions. 3.7% of US Life's general account portfolio of $20 billion has direct exposure to sub-prime debt. Approximately 2.8% of US Life's general account portfolio has exposure to monoline insurers. The business was not fully immune to the unfavourable credit conditions and recorded impairment provisions during the first quarter with two securities written down by $21 million. These write-downs reflect market value deterioration and fundamental business changes linked to sub-prime. As market conditions develop, there may be additional write-downs during the second quarter including sub-prime and mortgage related securities in common with other US financial institutions.

Old Mutual's US brand advertising awareness campaign continued to deliver to expectations. With the first round of consumer research tracking complete just 10 weeks into the consumer campaign, significant progress was made toward Old Mutual US's awareness goals. 24.2% of consumers now recognise the Old Mutual name among a list of financial services competitors, an impressive 70% increase since the campaign was launched.

US ASSET MANAGEMENT

Investment performance continues to be strong, positive net client cash flows despite depressed conditions

Our member firms continue to deliver strong long-term investment performance. At 31 March 2008, 63% of assets had outperformed their benchmarks and 58% of assets were ranked above the median of their peer group over the trailing three year period.

Net client cash flows for the first quarter of $2.6 billion were 3.1% of opening funds under management during a very turbulent period for global equity markets. Given these conditions the year to date result was encouraging, driven by positive flows at Heitman, Dwight, Acadian, Analytic and Rogge, partially offset by outflows at OMAM UK. Our track record of superior investment performance positioned us well to continue to attract net inflows despite the current climate.

Funds under management decreased $16 billion (5%) during the first quarter of 2008, $18 billion of which was due to negative market returns. Our diversified asset mix helped to lessen the impact with fixed income products, which comprise 34% of total funds under management at the end of the quarter, being more attractive in periods of market instability.

Old Mutual Capital mutual fund sales and OMAM UK unit trust sales for the quarter were $193 million and $380 million respectively, down a combined $482 million (46%) on the comparative period as a result of the dampened selling environment. However, Old Mutual Capital's underlying sales proposition continues to strengthen, with 15 funds carrying 4 or 5 star Morningstar ratings at the end of the period.

The first quarter of 2008 saw the launch of the Old Mutual *Target Date Plus Portfolios*. The products are the first *Target Date* funds to combine retirement date horizons with individual risk tolerance. Three risk-specific glide paths are offered for each *Target Date* range - aggressive, moderate and conservative - allowing plan sponsors and investors to select the *Target Date* fund most suitable for their plan and individual risk tolerance.

We continue to encourage new product development in the institutional space via an extensive seeding program. With pension plans becoming increasingly under funded or frozen, an area of growing interest for US defined benefit plan sponsors is Liability Driven Investing (LDI). Recognising this, we have recently seeded fixed income products targeted at the LDI space with two of our larger bond managers - Dwight and Barrow Hanley.

On 18 April 2008, Rogge announced that it has agreed to purchase high-yield manager ING Ghent from ING Investment Management Americas, a unit of ING Group.

ASIA PACIFIC

We continue to focus on growing our businesses in the Asia Pacific region. Steffen Gilbert is now in place as Regional Head of Asia Pacific operating out of our recently opened regional office in Hong Kong.

Throughout the region, cash flows have been impacted by recent market turbulence. This has particularly been the case in China's immature investment market where stock markets have fallen by between 20% and 30%.

Australia

At 31 March 2008 funds under management were AUD12.8 billion (£5.9 billion), 12% down from AUD14.5 billion (£6.4 billion) at 31 December 2007. This was made up of institutional funds of AUD7.7 billion and retail funds of AUD5.1 billion. The downturn reflects sales reductions in line with the rest of the industry and lower market levels.

China

In China we are experiencing increasing competition in the unit-linked market. The impact of reduced market sentiment, reduced funds under management from RMB2.9 billion (£200.4 million) at 31 December 2007 to RMB2.4 billion (£172.3 million) at 31 March 2008. We continue to look to expand geographically and build our distribution capability by widening our base of distributors and intermediaries.

India

Kotak Mahindra Old Mutual Life Insurance Ltd (KMOM), our joint venture with the Kotak Mahindra Group, in which we have a 26% stake, continues to show steady progress. The business now operates in 109 cities and has reached its target of 150 branches across India. Gross premiums for the quarter at INR8.1 billion (£102.9 million) were approximately 73% higher than the comparative period.

Related documents: 2008 05 08 Old Mutual Plc IMS Q1 2008

2008 05 08 Old Mutual Q1 2008 Financial Disclosure Supplement.pdf

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NEWS RELEASE

RECEIVED
2008 JUN 18 P 12: 53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref 111/08

8 May 2008

Annual General Meeting 2008

Director's retirement and results of shareholder voting

As planned, Mr Norman Broadhurst retired from the Board of Old Mutual plc (the Company) at the end of the Company's Annual General Meeting (the AGM) held in London earlier today. He had been a Director of the Company since March 1999. Chris Collins, Chairman of the Company, thanked Mr Broadhurst warmly for his significant contribution to the Board and its Committees.

At the AGM, all of the resolutions set out in the Notice of Meeting contained in the circular sent to shareholders at the end of March 2008 were voted on by a poll, and the results of the votes cast on the polls were as follows:

Ordinary Resolutions				
Resolution 1	To receive and adopt the directors' report and accounts			
	In favour	Against	% in favour	Votes withheld
	2,648,735,322	3,663,707	99.86	15,970,248
Resolution 2	To declare a final dividend of 4.55 pence per ordinary share			
	In favour	Against	% in favour	Votes withheld
	2,654,352,414	506,106	99.98	13,510,757
Resolution 3 (i)	Election of Mr R A Pym as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,634,737,531	5,684,447	99.78	27,947,299
Resolution 3 (ii)	Re-election of Mr N D T Andrews as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,633,494,884	6,296,949	99.76	28,577,444

Resolution 3 (iii)	Re-election of Mr R P Edey as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,632,716,511	5,579,468	99.79	30,073,298
Resolution 3 (iv)	Re-election of Mr J H Sutcliffe as a director of the Company			
	In favour	Against	% in favour	Votes withheld
	2,629,561,219	18,233,058	99.31	20,575,000
Resolution 4	Re-appointment of KPMG Audit Plc as auditors to the Company			
	In favour	Against	% in favour	Votes withheld
	2,616,824,765	14,464,287	99.45	37,080,225
Resolution 5	To authorise the Group Audit and Risk Committee of the Company to settle the remuneration of the auditors			
	In favour	Against	% in favour	Votes withheld
	2,637,621,957	5,087,039	99.81	25,658,981
Resolution 6	To approve the Remuneration Report in the Company's report and accounts			
	In favour	Against	% in favour	Votes withheld
	2,492,057,299	105,813,396	95.93	70,498,581
Resolution 7 (i)	To approve the Old Mutual plc Performance Share Plan			
	In favour	Against	% in favour	Votes withheld
	2,380,177,848	156,971,157	93.81	131,220,271
Resolution 7 (ii)	To approve the Old Mutual plc Share Reward Plan			
	In favour	Against	% in favour	Votes withheld
	2,486,491,219	102,053,749	96.06	79,824,308

Resolution 7 (iii)	To approve the Old Mutual plc 2008 Sharesave Plan			
	In favour	Against	% in favour	Votes withheld
	2,559,361,429	61,813,634	97.64	47,194,214
Resolution 8	Authority to allot relevant securities up to a maximum nominal aggregate amount of £53,262,000			
	In favour	Against	% in favour	Votes withheld
	2,434,406,236	202,322,809	92.33	31,640,232
Special Resolutions				
Resolution 9	Authority to allot equity securities up to a maximum nominal aggregate amount of £26,631,000 for cash			
	In favour	Against	% in favour	Votes withheld
	2,513,313,456	119,715,791	95.45	35,340,030
Resolution 10	Authority to buy back shares on the London Stock Exchange			
	In favour	Against	% in favour	Votes withheld
	2,632,549,754	5,486,372	99.79	30,333,151
Resolution 11	Approval of contingent purchase contracts			
	In favour	Against	% in favour	Votes withheld
	2,610,885,835	24,958,228	99.05	32,525,214
Resolution 12	Adoption of new Articles of Association			
	In favour	Against	% in favour	Votes withheld
	2,617,637,427	3,258,242	99.88	47,473,608

Each of the resolutions was accordingly duly passed.

8 May 2008

NEWS RELEASE

Enquiries

Investor Relations		
Aleida White	UK	+44 (0)20 7002 7287
Deward Serfontein	SA	+27 (0)21 509 8709
Media		
Matthew Gregorowski	UK	+44 (0)20 7002 7133
Nad Pillay	SA	+27 (0)82 553 7980

About Old Mutual

Old Mutual plc is an international savings and wealth management company based in the UK. Originating in South Africa in 1845, the group has a portfolio of businesses offering asset management, life assurance, banking and general insurance services in over 40 countries in Europe, the United States, South Africa, Latin America, Asia and Australia. Old Mutual plc is listed on the London Stock Exchange and the JSE, among others.

In the year ended 31 December 2007, the group reported adjusted operating profit of £1.62 billion (on an IFRS basis) and had £279 billion of funds under management at the year end. The Company has approximately 53,000 employees.

For further information on Old Mutual plc, please visit the corporate website at *www.oldmutual.com*

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